7/26

Follow-Up Materials

06015577

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PagesJaunes Groupe

*CURRENT ADDRESS

PROCESSED

AUG 0 2 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34860 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 7/31/06

RECEIVED
2006 JUL 26 P 3:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 24, 2006

AR/S
12-31-05

Office of International Corporate Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549.

Re: PagesJaunes Groupe – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In accordance with Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") PagesJaunes Groupe (the "Company") hereby furnishes to the U.S. Securities and Exchange Commission (the "SEC") under File No. 82-34860 the information enclosed herewith. Attached hereto as Exhibit A is a list and English language versions of the press releases made public by the Company enclosed herewith, and attached hereto as Exhibit B is a list and English language versions of the periodic reports and documents filed by the Company with the French securities regulator enclosed herewith.

As stated in paragraphs (4) and (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any questions in connection with this submission, please do not hesitate to contact Vincent Gouley of the Company at +33 1 46 23 40 92.

Very truly yours,

Ghislaine Mattlinger
Chief Financial Officer

SA à conseil d'administration au capital de 55 757 922 Euros - 552 028 425 RCS Nanterre

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Téléphone : 01 46 23 30 00 - Télécopie : 01 46 23 32 86 - www.bienvenue.pagesjaunes.fr

RECEIVED
2006 JUL 26 P 3: 01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A

ENCLOSED PRESS RELEASES MADE PUBLIC BY THE COMPANY

February 10, 2005 – Exhibit A.1
France Telecom sells 8% of the capital of PagesJaunes Groupe;

February 24, 2005 – Exhibit A.2
PagesJaunes Groupe strengthens its relationship marketing business;

April 4, 2005 – Exhibit A.3
Paris Court of Appeal confirms validity of "PagesJaunes" trademarks;

April 27, 2005 – Exhibit A.4
2004 figures under IFRS;

April 27, 2005 – Exhibit A.5
PagesJaunes Groupe in first quarter of 2005: 7.8% growth in pro forma consolidated revenues under IFRS, on a comparable consolidation and publication basis;

June 16, 2005 – Exhibit A.6
PagesJaunes is satisfied with the number 118008 allocated following the drawing of lots and is withdrawing the appeal filed with the Conseil d'Etat;

July 27, 2005 – Exhibit A.7
PagesJaunes Groupe: targets confirmed for full-year 2005;

October 26, 2005 – Exhibit A.8
PagesJaunes Groupe: Investor Day;

October 26, 2005 – Exhibit A.9
PagesJaunes Groupe: growth at September 30, 2005 in line with annual targets.

February 8, 2006 – Exhibit A.10
Stéphane Pallez appointed Chairman of the Board of Directors of PagesJaunes Groupe;

February 8, 2006 – Exhibit A.11
PagesJaunes Groupe: 2005 targets achieved, and favourable outlook for 2006;

April 4, 2006 – Exhibit A.12
Creation of a new brand within PagesJaunes Groupe: PagesJaunes Marketing Services;

RECEIVED
2006 JUL 26 P 3:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 26, 2006 – Exhibit A.13
First quarter of 2006 revenues: continued sustained growth.

May 31, 2006 – Exhibit A.14
Record audience for "France seen from the Internet": 5 million visits made by more than 4 million Internet users on pagesjaunes.fr

July 21, 2006 – Exhibit A.15
PagesJaunes Groupe: growth of 6.4% in revenues and 9.5% in net income in the first half of 2006

RECEIVED

2006 JUL 26 P 3:01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit B

ENCLOSED PERIODIC REPORTS AND DOCUMENTS OF THE COMPANY

Exhibit B.1:

Document de Référence 2004, filed with the *Autorité des Marchés Financiers* (the "AMF") on March 30, 2005 (English translation)

Exhibit B.2:

Document de Référence 2005, filed with the AMF on March 23, 2006 (English translation)

pagesjaunes

RECEIVED
2005 JUL 26 P 3:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sèvres, February 10, 2005

France Telecom sells 8% of the capital of PagesJaunes Groupe

France Telecom announced today it has agreed to the sale of 22 303 169 shares of PagesJaunes that it holds directly, representing 8% of the capital of PagesJaunes Groupe, to institutional investors through an accelerated placement.

This announcement does not, and shall not in any circumstances, constitute a public offering in France nor an invitation to the public in France in connection with any offering. Offers and sales of securities in France will be made in the context of a private placement to a limited number of investors acting for their own accounts and/or qualified investors acting for their own accounts, in each case in accordance with Article L.411-2 of the French Code Monétaire et Financier and Decree no. 98-880 dated 1 October 1998. No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des marchés financiers (the "AMF"), nor has been used or may be used in connection with any offer to the public to purchase or sell any securities in France.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (all such persons together being referred to as "relevant persons"). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. ***Stabilisation/FSA.***

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Téléphone : 01 46 23 30 00 – Télécopie : 01 46 23 32 86 - www.pagesjaunesgroupe.com

Sèvres, February 24, 2005

PagesJaunes Groupe strengthens its relationship marketing business

PagesJaunes Groupe today announces the acquisition, through its subsidiary Wanadoo Data, of 100% of e-sama, a company specialising in database hosting and customer relationship management (CRM) services.

e-sama generated revenues of €8.4 million in 2004, representing growth of +22%; the company is profitable, with an EBITDA[1] margin of 20%. The tie-up between e-sama and Wanadoo Data significantly strengthens the relationship marketing segment of PagesJaunes Groupe, with total revenues of €20 million in 2004.

"*The acquisition of e-sama enables PagesJaunes Groupe to build on the foundations of Wanadoo Data, under the management of Valérie Papaud, and create a major player in the relationship marketing market. The database hosting business developed at e-sama by Serge Gracieux and his team provides us with a springboard for growth in a buoyant market sector in the field of relationship marketing in France,*" said Michel Datchary, Chief Executive Officer of PagesJaunes Groupe.

"*Our ambition in joining PagesJaunes Groupe is to work with Wanadoo Data to rapidly become one of the major players in our market. In order to continue to offer our clients high-added-value solutions, it was essential for us to join forces with a company that had the drive to develop a long-term position in relationship marketing. The management team, which will remain in place, and all of my colleagues are very pleased to be joining a group which will allow us to continue our development,*" said Serge Gracieux, Chief Executive Officer of e-sama.

Wanadoo Data specialises in the marketing of qualified databases of individuals and businesses for multi-channel prospecting campaigns (mail, telephone, e-mail, SMS) and in engineering services associated with the processing of marketing databases. e-sama's marketing database hosting and CRM activities are complementary to those of Wanadoo Data and will enable a full range of services to be provided.

Press Release

(1) EBITDA: earnings before interest, tax, depreciation and amortisation.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Lebanon and Luxembourg – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of direct marketing, those of Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest French company in terms of advertising revenues.

Information on PagesJaunes Groupe is available at:
http://www.pagesjaunesgroupe.com.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

pagesjaunes

Sèvres, April 4, 2005

Paris Court of Appeal confirms validity of "PagesJaunes" trademarks.

In the proceedings brought against PagesJaunes and France Télécom by the Prodis company in 2000, primarily for nullification of the PagesJaunes trademark, the *Cour d'Appel* of Paris issued a judgment on March 30, 2005 upholding the judgment rendered by the *Tribunal de Grande Instance* of Paris on May 14, 2003 concerning the validity of the "PagesJaunes" trademarks.

Prodis had filed an appeal against the earlier judgment citing the same claims and adding new claims concerning the "Pages Blanches", "l'Annuaire" and "L'annuaire des Pages Blanches" trademarks.

The *Cour d'Appel* of Paris considered in particular that *"these trademarks have acquired a strong distinctive character as a result of the long-standing and intensive use made of them"* and that PagesJaunes and France Télécom had demonstrated *"by means of the many notices produced during the proceedings that they have reacted to any unlawful use of their trademarks, regularly defending the associated rights"*.

The *Cour d'Appel* of Paris consequently dismissed all of the claims cited by Prodis and ordered the company to pay damages of EUR 20,000 each to PagesJaunes and France Télécom for abuse of process and EUR 10,000 on the basis of article 700 of the New Code of Civil Procedure.

Michel Datchary, CEO of PagesJaunes Groupe, expressed delight at the judgment: *"In 2004 over 81.5% of the population of France used one of the services of PagesJaunes at least once. The PagesJaunes trademark is therefore part of the everyday life of people in France.*

Our directories have constantly adapted to the needs of consumers and to their evolving expectations with regard to information and have incorporated successive technological innovations over the last 30 years.

PagesJaunes is available across a range of platforms, including printed directories, Minitel, the Internet, interactive television and now Mobile Internet, with the key aim of promoting contact between private individuals and businesses.

This investment in innovation and service has been accompanied by investments in communication in order to increase the use of our products and build awareness of our brand.

It was this exceptional brand awareness which led the Cour d'Appel to issue its judgment.

The PagesJaunes company, with its 20 regional offices and 1,720 sales advisers, has thereby strengthened its role as a preferred partner for businesses with local communication requirements and more particularly for its 582,000 customers who have placed their trust in the company over many years."

Press Release

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and the Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Lebanon and Luxembourg – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of direct marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 582,000 advertisers in 2004, PagesJaunes Groupe is the second largest advertising representation in France.

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com./

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
01 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investors
Vincent Gouley
01 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel /
01 44 44 93 93
nilou.ducastel@francetelecom.com

Press Release

pagesjaunes

Sèvres, April 27, 2005

PagesJaunes Groupe in first quarter of 2005: 7.8% growth in pro forma consolidated revenues under IFRS, on a comparable consolidation and publication basis

- **7.7% revenue growth for the PagesJaunes in France segment:**
  - **Printed directories: revenues up 3.4%**
  - **Internet services: revenues up 41.9%**
- **8.4% revenue growth for the International & Subsidiaries segment, on a comparable consolidation and publication basis (2)**
  - **QDQ Media: 12.0% growth in pro forma (1) revenues on a comparable publication basis (2)**

The pro forma (1) consolidated revenues of PagesJaunes Groupe amounted to €200.0 million in the first quarter of 2005, a rise of 9.1% compared to the first quarter of 2004. On a comparable consolidation and publication basis (2), the pro foma (1) revenue growth was 7.8% over the same period.

On the publication of PagesJaunes Groupe's revenues for the first quarter of 2005, Michel Datchary, CEO of PagesJaunes Groupe, said:

"Continuing the trend seen in the results for the second half of 2004, PagesJaunes Groupe maintained a strong sales performance in the first quarter of 2005 as it pursued its growth strategy. In France, the number of new customers increased by 21% as at the end of March 2005. The Group recorded a steady increase in revenues from printed directories, up 3.4%, and from online services, up 14.2%. QDQ Media continued to deliver double-digit revenue growth, while the Kompass businesses advanced 7.5% on a like-for-like basis. The revenue growth in the first quarter of 2005 is in line with the Group's targets for full-year 2005."

Press Release

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

PagesJaunes in France segment: 7.7% growth in pro forma [1] revenues

The pro forma [1] revenues of the PagesJaunes in France segment advanced 7.7% to €177.6 million in the first quarter of 2005. The publication basis in the first quarter of 2005 was identical to that of the first quarter of 2004. The number of new customers as at the end of March 2005 rose 21% compared to the end of March 2004.

Pro forma [1] revenues from printed directories advanced 3.4% to €103.8 million in the first quarter of 2005. The growth of the PagesJaunes directory amounted to 4.0% in the first quarter of 2005 and that of L'Annuaire amounted to 1.4%.

Pro forma [1] revenues from online services advanced 14.2% to €68.7 million in the first quarter of 2005 compared to the first quarter of 2004. This growth is due to the 41.9% rise in revenues from pagesjaunes.fr and the website creation business, which more than offsets the 30.6% decline in revenues from the PagesJaunes 3611 service on Minitel.

The number of advertisers on pagesjaunes.fr increased by 14% in one year, rising from 279,530 at the end of March 2004 to 318,940 at the end of March 2005. The audience of pagesjaunes.fr grew 38% in one year, with 44.3 million visits in March 2005 against 32.2 million in March 2004 [3]. Pagesjaunes.fr is the eighth most visited Internet site in France, with a reach rate of 32.9% in March 2005 [4].

International & Subsidiaries segment: 8.4% growth in pro forma [1] revenues on a comparable consolidation and publication basis [2]

The pro forma [1] revenues of the International & Subsidiaries segment amounted to €22.8 million in the first quarter of 2005, a rise of 21.2% compared to the first quarter of 2004. The companies e-sama (relationship marketing), Editus Luxembourg (a publisher of directories in Luxembourg) and Kompass Belgium became part of PagesJaunes Groupe's consolidation perimeter in the first quarter of 2005.

On a comparable consolidation and publication basis [2], the International & Subsidiaries segment grew 8.4% over the same period. The revenues of the Kompass businesses advanced 7.5% and those of the relationship marketing and geographic services advanced 4.3% in the first quarter of 2005. Mappy.com was the 12th most visited Internet site in France in March 2005 [4].

The revenues of QDQ Media advanced 12.0% to €10.4 million in the first quarter of 2005 on a comparable publication basis [2]. The online revenues of QDQ Media advanced 96.6% to €1.3 million over the same period. The revenues from printed directories of QDQ Media advanced 4.6% in the first quarter of 2005 on a comparable publication basis [2].

Financial targets confirmed

The adoption of the IFRS accounting framework (cf. press release of April 27, 2005 relating to the transition to IFRS standards) has no impact on the Group's financial targets:

- Consolidated revenue growth of 5-7% in 2005,
- Growth in consolidated gross operating margin [5] in excess of 10% excluding telephone directory enquiry services in 2005,
- Reiterated target of gross operating margin [5] at breakeven at QDQ Media by the end of 2006,
- Maintained target of distributing entire net income from the Group's operating activities in respect of full-year 2005.

It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Lebanon and Luxembourg – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relationship marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com.

pagesjaunes

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

Appendices:

Table 1: Pro forma (1) consolidated revenues of the PagesJaunes Group in the first quarter of 2005

In € millions	2005	2004 Pro forma (1)	Change 2005/2004
	Period from 1/1 to 31/3		
PagesJaunes in France	**177.6**	**164.9**	**7.7%**
On comparable publication basis (2)	*177.6*	*164.9*	*7.7%*
Printed directories	**103.8**	**100.3**	**3.4%**
of which PagesJaunes	82.4	79.2	4.0%
of which the Annuaire	21.4	21.1	1.4%
Online services	**68.7**	**60.2**	**14.2%**
of which Internet	52.8	37.2	41.9%
of which Minitel	16.0	23.0	-30.6%
Other revenues	**5.1**	**4.3**	**16.8%**
International & Subsidiaries	**22.8**	**18.8**	**21.2%**
On comparable consolidation and publication basis (2)	*22.8*	*21.0*	*8.4%*
BtoC directories	**10.7**	**9.8**	**8.6%**
On comparable consolidation and publication basis (2)	*10.7*	*9.6*	*11.1%*
of which QDQ Media	10.4	9.8	5.7%
On comparable publication basis (2)	*10.4*	*9.3*	*12.0%*
Kompass businesses	**6.7**	**5.4**	**25.5%**
On comparable consolidation basis (2)	*6.7*	*6.3*	*7.5%*
Relationship marketing and geographic services	**5.3**	**3.6**	**49.8%**
On comparable consolidation basis (2)	*5.3*	*5.1*	*4.3%*
Inter-segment	(0.4)	(0.3)	-
Consolidated revenues	**200.0**	**183.3**	**9.1%**
On comparable consolidation and publication basis(2)	***200.0***	***185.5***	***7.8%***

Table 2: Trend in the number of consultations of online directories [(3)]

(in millions per month)	Dec. 2003	March 2004	June 2004	Sept. 2004	Dec. 2004	March 2005
PagesJaunes 3611	21	21	19	18	15	14
Pagesjaunes.fr	24	32	35	37	36	44
Total	45	53	54	55	51	59

Table 3: Trend in the number of Internet advertisers of PagesJaunes Groupe

(in thousands)	Dec. 2003	March 2004	June 2004	Sept. 2004	Dec. 2004	March 2005
Pagesjaunes.fr	267.2	279.5	286.5	289.9	308.0	318.9
QDQ.com	11.2	13.1	15.9	19.8	24.7	28.6
Total	278.4	292.6	302.4	309.7	332.7	347.5

Notes

(1) Pro forma figures: the pro forma consolidated figures reflect the consolidation of QDQ Media and Mappy since January 1, 2004. The figures are unaudited.

(2) Comparable consolidation and publication basis: the publication schedule for the printed directories of QDQ Media in the first quarter of 2004 has been recalculated in such a way that it is identical to that of the first quarter of 2005. The publication schedule of PagesJaunes in France in the first quarter of 2005 is identical to that of the first quarter of 2004. In addition, the revenues of the first quarter of 2005 of the International & Subsidiaries segment include several additions to the consolidated group: e-sama (from February 1, 2005), Editus Luxembourg (proportionally consolidated from January 1, 2005) and Kompass Belgium (from January 1, 2005). To arrive at a comparable consolidation basis, the revenues for the first quarter of 2004 have been recalculated using the scope of consolidation applying in the first quarter of 2005.

(3) Source: Cybermétrie - Médiamétrie / eStat for the number of visits to pagesjaunes.fr and the count of the number of requests sent to the server interrogation centres of PagesJaunes 3611.

(4) Monthly reach rate: number of internet users visiting the site at least once during the month in question as a proportion of the actual number of active internet users during this period - Source: Nielsen Netratings "Home & Work" – domain index – March 2005.

(5) Gross operating margin: revenues less external purchases, operating expenses (net of operating income) and wages and social charges. The wages and social charges included in the gross operating margin do not include employee profit-sharing or the cost of share-based payment.

***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Group appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Référence" of PagesJaunes Groupe filed with the French financial markets authority (AMF) under the number R. 05-034 on 30 March 2005. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Référence".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

pagesjaunes

Sèvres, April 27, 2005

PagesJaunes Groupe: 2004 figures under IFRS

- **Limited impact on pro forma [1] consolidated revenues, pro forma [1] consolidated gross operating margin [2] and consolidated shareholders' equity**
- **No effect on cash-generating capacity**
- **Maintenance of the Group's financial targets, particularly that of distributing the entire net income from the Group's operating activities in 2005**

With a view to the publication of comparative financial statements for the 2005 consolidated accounts, which will be drawn up in accordance with International Financial Reporting Standards (IFRS), PagesJaunes Groupe is today publishing consolidated IFRS figures for the year ending on December 31, 2004, by way of preliminary information.

These 2004 figures have been prepared on the basis of IFRS standards and interpretations applicable on December 31, 2005, as known at the current time.

Pro forma [1] 2004 consolidated revenues under IFRS: €978 million

The pro forma [1] 2004 consolidated revenues under IFRS amount to €978.1 million. The difference as compared to the revenues of €984.1 million under French standards results from the application of standard IAS 18 "Revenue recognition".

The difference is explained by the fact that exchanges of merchandise by Group companies are no longer included in revenues and that income from the advertising representation for Europages is now stated net of amounts passed on to Euredit, the publisher of Europages directories. These two accounting treatments have no impact on the gross operating margin [2], since expenses are reduced by the same amount.

It will be recalled that since 2001, thus anticipating the application of IFRS, PagesJaunes Groupe has spread the income from the sale of advertisements in online directories over the publication period, which is generally 12 months.

Press Release

Pro forma [1] 2004 consolidated gross operating margin [2] under IFRS: €405 million

The consolidated gross operating margin [2] under IFRS becomes the key indicator of the Group's operating performance, fulfilling the role previously played by the EBITDA [3] under French standards. The pro forma [1] 2004 gross operating margin amounts to €405.1 million.

In accordance with the standard IAS 1 "Presentation of Financial Statements", the other non-operating expenses are reclassified in the consolidated gross operating margin [2]. This reclassification concerns in particular the non-recurring expenses in respect of the stockmarket listing of PagesJaunes Groupe in July 2004 amounting to €8.1 million.

Employee profit-sharing (€29.9 million in 2004) is reclassified under operating income.

Pro forma [1] 2004 consolidated net attributable income under IFRS: €210 million

Pro forma [1] consolidated net attributable income under IFRS amounts to €210.1 million in 2004. Net attributable income under French accounting standards is €228.2 million.

Net income is impacted by the application of IFRS 2 "Share-based Payment", which results in subscription or purchase options and share acquisition or subscription offers reserved for employees of the PagesJaunes Group being included under expenses. This standard results in an additional expense of €24.1 million [4] in the 2004 consolidated accounts of PagesJaunes Groupe. With regard to the existing schemes, the application of IFRS 2 is due to have a decreasing impact on the Group's accounts in 2005.

Finally, in accordance with IFRS 3 "Business Combinations", goodwill is no longer amortised. This has a positive effect on pro forma [1] 2004 consolidated net income under IFRS.

2004 consolidated shareholders' equity under IFRS: €388 million

The transition to IFRS has a positive impact of €4.2 million on the consolidated shareholders' equity of PagesJaunes Groupe as at December 31, 2004, which rises from €383.4 million under French accounting standards to €387.5 million under IFRS.

The impact on consolidated shareholders' equity arises solely from the discontinuation of goodwill amortisation (IFRS 3). By contrast, IFRS 2 has no impact on the shareholders' equity of PagesJaunes Groupe at the beginning and end of the financial year.

Financial targets confirmed

The adoption of the IFRS accounting framework has no impact on the operating performance of the business segments or on the cash generated by PagesJaunes Groupe. The IFRS standards have no impact on the distributive capacity and the strategy of PagesJaunes Groupe.

PagesJaunes Groupe is maintaining its financial targets, which are as follows under IFRS:

- Consolidated revenue growth of 5-7% in 2005,
- Growth in consolidated gross operating margin [2] in excess of 10% excluding telephone directory enquiry services in 2005,
- Reiterated target of gross operating margin [2] at breakeven at QDQ Media by the end of 2006,
- Maintained target of distributing entire net income from the Group's operating activities in respect of full-year 2005.

It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

***

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Lebanon and Luxembourg – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relationship marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

Information on PagesJaunes Groupe is available at
http://www.pagesjaunesgroupe.com.

pagesjaunes

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

Appendices:

Table 1: Impact on the pro forma [1] preliminary consolidated income statement for the 2004 financial year drawn up in accordance with IFRS

(in € millions)	Under French standards	Reclassifications and adjustments	Under IFRS
Net revenues	**984.1**	**(6.0)**	**978.1**
External purchases	(329.3)	6.0	(323.3)
Other operating income and expenses	31.3	(5.0)	26.1
Wages and employee benefit expenses	(272.5)	(3.3)	(275.8)
EBITDA [3]	**413.4**	**-**	**-**
Gross operating margin [2]	**-**	**(8.3)**	**405.1**
- Employee profit-sharing	-	(29.9)	(29.9)
- Share-based compensation	-	(25.3)	(25.3)
Depreciation and amortisation	(10.3)	0.0	(10.3)
Impairment of goodwill	-	0.0	0.0
Impairment of non-current assets	-	0.0	0.0
Gains (losses) on disposals of assets	-	(0.4)	(0.4)
Restructuring costs	-	0.0	0.0
Share of profits (losses) of associates	-	0.8	0.8
Operating income	**403.1**	**(63.1)**	**340.0**
Financial income	18.5	0.3	18.8
Share of profits (losses) of associates	0.8	(0.8)	-
Other net non-operating income (expenses)	(9.6)	9.6	-
Employee profit-sharing	(29.9)	29.9	-
Amortisation of goodwill	(5.9)	5.9	-
Income tax	(148.8)	0.0	(148.8)
Net income	**228.2**	**(18.1)**	**210.1**

Table 2: Impact on 2004 consolidated shareholders' equity under IFRS

(in € million)	Shareholders' equity at start of period	Shareholders' equity at end of period	Of which share capital and premiums	Of which reserves	Of which 2004 net income
Under French standards	**332.4**	**383.4**	**108.4**	**41.6**	**233.4**
Recognition of revenue	(0.1)	-	-	-	(0.1)
Share-based payment	-	-	15.7	8.3	(24.1)
Amortisation of goodwill	-	4.2	-	-	4.2
Under IFRS	**332.2**	**387.5**	**124.1**	**50.0**	**213.6**

Notes

(1) Pro forma figures: the pro forma consolidated figures reflect the consolidation of QDQ Media and Mappy since January 1, 2004. The figures are unaudited.

(2) Gross operating margin: revenues less external purchases, operating expenses (net of operating income) and wages and social charges. The wages and social charges included in the gross operating margin do not include employee profit-sharing or the cost of share-based payment.

(3) EBITDA: Earnings before interest, taxes, depreciation, amortisation and employee profit sharing

(4) Share-based payment: this concerns the benefits granted to Group employees as a result of the advantageous conditions offered to them during the IPO of PagesJaunes and the sale by the State of a block of France Télécom shares in September 2004, together with the Wanadoo stock option plans created prior to its merger with France Télécom.

***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Group appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Référence" of PagesJaunes Groupe filed with the French financial markets authority (AMF) under the number R. 05-034 on 30 March 2005. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Référence".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

Unless stated otherwise, all the accounting data are presented on an unaudited pro forma consolidated basis (including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data and Eurodirectory S.A.); QDQ Media and Mappy S.A. are consolidated with effect from their date of entry in the France Télécom consolidated group and the pro forma financial data reflect the cash acquisition prices of these entities.

PagesJaunes is satisfied with the number 118008 allocated following the drawing of lots and is withdrawing the appeal filed with the Conseil d'Etat

PagesJaunes had filed an appeal with the Conseil d'Etat on the grounds that the rules governing the allocation of 118XYZ numbers specified by the ARCEP discriminated against companies belonging to a group.

Ultimately, given the choices made by the other candidates in the first round, PagesJaunes was able to select a number in the second round with which it is completely satisfied: 118 008.

Consequently, PagesJaunes is withdrawing the appeal, partly in the belief that its continued pursuit would subject all operators to uncertainty concerning the future of an activity in which the company wishes to become a major participant.

"Whereas the first stage was all down to chance, the decisive factors now will be the abilities and merits of the competing providers, particularly in the second stage in November", said Valérie Shwartz, Manager of the PagesJaunes 118 008 information service.

Press release

Press contacts :
Thomas BARBELET : + 33 1 46 23 35 31 / tbarbelet@pagesjaunes.fr
Orith TABEUR : + 33 1 46 23 34 64 / otabeur@pagesjaunes.fr

RECEIVED

2005 JUL 26 P 3:01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Sèvres, July 27, 2005

PagesJaunes Groupe: targets confirmed for full-year 2005.

- **Pro forma (1) consolidated revenues in the first half of 2005: +9.5% (+6.9% on comparable publication basis (2))**
- **Gross operating margin (3) in the first half of 2005: +24.4% (+14% on comparable publication basis (2) and excluding IPO costs in 2004)**
    - **PagesJaunes in France: +21.4% (+12% on comparable publication basis(2) and excluding IPO costs in 2004)**
    - **International & Subsidiaries: gross operating margin (3) close to breakeven**
- **Net income in the first half of 2005: +40.1% (+19% on comparable publication basis (2), excluding IPO costs in 2004 and excluding impact of 2004 corporation tax adjustment)**

Pro forma (1) consolidated revenues of PagesJaunes Groupe totalled €481.7 million in the first half of 2005, a rise of 9.5% compared to the first half of 2004. On a comparable publication basis (2), the growth in pro forma (1) revenues over the same period was 6.9%.

The pro forma (1) consolidated gross operating margin (3) increased by 24.4% to €203.5 million in the first half of 2005 and by 14% on a comparable publication basis(2), excluding the IPO costs recorded in the first half of 2004. Pro forma (1) operating income advanced 29.0% to €180.0 million in the first half of 2005.

Pro forma (1) consolidated net attributable income totalled €120.1 million in the first half of 2005, compared to €85.7 million in the first half of 2004. That represents a rise of 40.1%, or 19% on a comparable publication basis (2), after adjustment for IPO costs in 2004 and excluding the impact of the 2004 corporation tax adjustment.

Press Release

SA à Conseil d'administration au capital de 55 757 922 Euros - 552 028 425 RCS Nanterre

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

On the publication of the half-year results of PagesJaunes Groupe, Michel Datchary, Chief Executive Officer, said:

"The growth achieved by PagesJaunes Group in pro forma revenues and gross operating margin in the first half of 2005, on a comparable publication basis, was at the upper end of the target range for full-year 2005. The sales growth in France resulted in a further increase in profitability. Outside France, the gross operating margin came close to breakeven. The Group is confirming its targets for full-year 2005: growth of 5-7% in pro forma revenues and growth in excess of 10% in gross operating margin, excluding the effect of the investments necessary to launch the directory enquiry services."

PagesJaunes in France segment: continued growth in revenues and earnings

Revenues: growth of 7.0% on a comparable publication basis (2)

The revenues of the PagesJaunes in France segment advanced 10.2% to €437.9 million in the first half of 2005. On a comparable publication basis (2), the growth in revenues was 7.0% over the same period.

As at June 30, 2005, PagesJaunes recorded an 18.8% increase in the number of new advertisers in France compared to the same date in 2004, while maintaining a high retention rate among its existing customers.

Printed directories: growth of the PagesJaunes directory

Revenues from printed directories on a comparable publication basis (2) advanced 2.8% to €285.9 million in the first half of 2005. This growth was driven by the PagesJaunes directory, where revenues advanced 3.3% to €231.8 million in the first half of 2005. The Annuaire recorded growth of 0.7% to €54.2 million.

Online services: continued growth in Internet services

Revenues from online services advanced 14.6% to €140.7 million in the first half of 2005. This growth resulted mainly from the increase in Internet revenues (pagesjaunes.fr and internet sites), which grew 38.5% to €110.5 million over the period, more than offsetting the sharp decline in Minitel, where revenues fell 29.8% to €30.2 million.

The number of advertisers on pagesjaunes.fr increased by 13% in one year to 328,740 at the end of June 2005. The average number of monthly visits to pagesjaunes.fr increased from 34.6 million in June 2004 to 47.7 million in June 2005(4), a rise of 38%. The monthly reach rate of pagesjaunes.fr stood at 36.5% in June 2005 (5). Pagesjaunes.fr climbed one place in June 2005 and now occupies the sixth position in the ranking of the most frequently visited Internet sites in France (5).

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Earnings: rise of 12% in gross operating margin [(3)] on a comparable publication basis [(2)] and excluding IPO costs in 2004

The pro forma [(1)] gross operating margin [(3)] of the PagesJaunes in France segment increased by 21.4% to €204.0 million in the first half of 2005. The growth in the gross operating margin[(3)] amounted to 12%, after adjustment to take account of timing differences in the publication of printed directories and the IPO costs recorded in the first half of 2004.

The growth in the gross operating margin [(3)] on a comparable publication basis [(2)] in the first half of 2005 came from sales growth (+7.0% on a comparable publication basis [(2)]) and from control of external purchases, which fell 4.1%. The gross operating margin[(3)] of PagesJaunes in France benefited from a shift of communication expenses from the first to the second half of 2005, ahead of the launch of the PagesJaunes 118 008 directory enquiry service in November 2005. These positive factors largely offset the effect of the sales force expansion programme, which resulted in a rise of 8.8% in commissions, wages and social charges of PagesJaunes in France. The sales force of PagesJaunes in France increased to 1,828 salespersons as at the end of June 2005 (+164 compared to the end of June 2004).

International & Subsidiaries segment: gross operating margin [(3)] close to breakeven with 2004 losses cut to almost one-tenth

Pro forma [(1)] revenues : growth of 6.7% on a comparable publication basis [(2)]

Pro forma [(1)] revenues of the International & Subsidiaries segment amounted to €45.3 million in the first half of 2005, a rise of 3.9% compared to the first half of 2004. The newly consolidated companies (Editus Luxembourg, Kompass Belgium and e-sama) contributed total revenues of €6.6 million in the first half of 2004.

On a comparable publication basis [(2)], the growth in pro forma [(1)] revenues of the International & Subsidiaries segment was 6.7% in the first half of 2005. The pro forma [(1)] revenues from the B to C directories (QDQ Media, Editus Luxembourg) advanced 11.8% to €19.7 million in the first half of 2005. The revenues of the Kompass businesses increased by 4.3% to €14.2 million, while those of the relationship marketing and geographic services increased by 1.4% to €11.4 million.

Pro forma [(1)] revenues of QDQ Media advanced 12.4% to €19.1 million on a comparable publication basis [(2)] in the first half of 2005. QDQ Media achieved a high level of revenue growth in online services (qdq.com), up by 84.7% to €2.7 million, whereas the growth in revenues from printed directories amounted to 4%. The proportion of revenues accounted for by online activities was 14% in the first half of 2005, compared to 8.6% in the first half of 2004.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Earnings: halving of negative gross operating margin [(3)] of QDQ Media

The International and Subsidiaries segment achieved a sharp reduction in its negative pro forma [(1)] gross operating margin [(3)] from -€4.5 million in the first half of 2004 to -€0.5 million in the first half of 2005.

The substantial improvement in the pro forma [(1)] gross operating margin [(3)] was due to the increase in revenues, the reduction in bad debts and the positive effects of the restructuring of QDQ Media. The gross operating margin [(3)] of QDQ Media amounted to –€2.8 million in the first half of 2005, compared to –€6.8 million one year earlier.

Recent events

In line with the intentions stated at the time of the IPO, PagesJaunes Groupe has completed the acquisition of Edicom from France Télécom. Edicom is the leading publisher of directories in Morocco and generated revenues of €4.0 million in 2004. Edicom will be consolidated from July 1, 2005.

In accordance with the resolution adopted by the shareholders in general meeting held on 12 April 2005, the Board of Directors of PagesJaunes Groupe has decided to allocate 3,796,800 PagesJaunes Groupe stock options, i.e. 1,36% of capital, with an exercise price of EUR 19.30 euros, to the group's employees.

Financial targets

PagesJaunes Groupe confirms its financial targets:

- Consolidated revenue growth of 5-7% in 2005,
- Growth of consolidated gross operating margin [(3)] in excess of 10% excluding directory enquiry services in 2005,
- Gross operating margin [(3)] of QDQ Media at breakeven by the end of 2006,
- Maintained target of distributing entire net income from the Group's operating activities in respect of full-year 2005.

It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and the Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France - in Spain, Lebanon and Luxembourg - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relationship marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

pagesjaunes

Appendices:

Table 1: Pro forma (1) IFRS consolidated revenues of PagesJaunes Groupe in the first half of 2005

In € millions	2nd quarter			1st half		
	2005	2004 pro forma (1)	Change	2005	2004 pro forma (1)	Change
PagesJaunes in France	**260.3**	**232.5**	**12.0%**	**437.9**	**397.3**	**10.2%**
On comparable publication basis (2)	*260.3*	*244.3*	*6.6%*	*437.9*	*409.2*	*7.0%*
Printed directories	**182.2**	**166.1**	**9.7%**	**285.9**	**266.4**	**7.3%**
On comparable publication basis (2)	*182.2*	*177.9*	*2.4%*	*285.9*	*278.3*	*2.8%*
of which PagesJaunes	149.4	136.1	9.8%	231.8	215.3	7.6%
On comparable publication basis (2)	*149.4*	*145.3*	*2.9%*	*231.8*	*224.5*	*3.3%*
of which The Annuaire	32.8	30.0	9.2%	54.2	51.1	6.0%
On comparable publication basis (2)	*32.8*	*32.7*	*0.2%*	*54.2*	*53.8*	*0.7%*
Online services	**72.0**	**62.6**	**14.9%**	**140.7**	**122.8**	**14.6%**
of which Internet	57.7	42.6	35.6%	110.5	79.8	38.5%
of which Minitel	14.2	20.0	-29.9%	30.2	43.1	-29.8%
Other revenue	**6.2**	**3.7**	**65.5%**	**11.2**	**8.1**	**39.3%**
International & Subsidiaries	**22.6**	**22.1**	**2.3%**	**45.3**	**43.6**	**3.9%**
On comparable publication basis (2)	*22.6*	*21.5*	*5.0%*	*45.3*	*42.5*	*6.7%*
BtoC directories	**9.0**	**8.6**	**5.1%**	**19.7**	**18.8**	**5.0%**
On comparable publication basis (2)	*9.0*	*8.0*	*12.9%*	*19.7*	*17.6*	*11.8%*
of which QDQ Media	8.7	8.3	4.9%	19.1	18.1	5.3%
On comparable publication basis (2)	*8.7*	*7.7*	*12.9%*	*19.1*	*17.0*	*12.4%*
Kompass businesses	**7.4**	**7.3**	**1.6%**	**14.2**	**13.6**	**4.3%**
Relationship marketing and geographic services	**6.1**	**6.2**	**-0.9%**	**11.4**	**11.3**	**1.4%**
Inter-segment	(1.2)	(0.9)	-	(1.5)	(1.2)	-
Consolidated revenues	**281.7**	**253.7**	**11.0%**	**481.7**	**439.8**	**9.5%**
On comparable publication basis (2)	***281.7***	***264.9***	***6.3%***	***481.7***	***450.5***	***6.9%***

SA à Conseil d'administration au capital de 55 757 922 Euros - 552 028 425 RCS Nanterre

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 2: Pro forma [1] consolidated IFRS half-year income statement of PagesJaunes Groupe

In € millions	First half 2005	First half 2004 pro forma [1]	Change 2005/2004
Revenues	**481.7**	**439.8**	**9.5%**
External purchases	(145.8)	(153.0)	-4.7%
Other operating income and expenses	9.8	9.7	0.7%
Labour costs: - Wages and charges	(142.2)	(132.9)	7.0%
Gross operating margin (GOM) [3]	**203.5**	**163.6**	**24.4%**
- Employee profit-sharing	(14.5)	(12.9)	11.8%
- Share-based payment	(4.2)	(5.4)	-23.1%
Depreciation and amortisation	(4.4)	(5.3)	-18.0%
Impairment of goodwill	0.0	0.0	-
Impairment of fixed assets	(0.4)	0.0	-
Asset disposals	(0.1)	(0.4)	-82.3%
Restructuring costs	0.0	0.0	-
Results of equity-method associates	0.0	0.0	-
Operating income	**180.0**	**139.5**	**29.0%**
Net financial income (expense)	4.1	5.8	-29.7%
Corporation tax	(64.0)	(59.6)	7.3%
Net income	**120.1**	**85.7**	**40.1%**

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 3: Pro forma [(1)] half-year income of PagesJaunes Groupe by segment

In € millions	PagesJaunes in France			International & Subsidiaries		
	First half 2005	First half 2004 pro forma (1)	Change 2005/ 2004	First half 2005	First half 2004 pro forma (1)	Change 2005/ 2004
Revenues	**437.9**	**397.3**	**10.2%**	**45.3**	**43.6**	**3.9%**
External purchases	(127.1)	(132.5)	-4.1%	(20.2)	(21.6)	-6.7%
Other operating income and expenses	10.8	11.3	-4.3%	(1.0)	(1.6)	-60.7%
Labour costs: - Wages and charges	(117.5)	(107.9)	8.8%	(24.7)	(24.9)	-1.0%
Gross operating margin (GOM) (3)	**204.0**	**168.1**	**21.4%**	**(0.5)**	**(4.5)**	**-87.9%**
- Employee profit-sharing	(14.3)	(12.7)	12.4%	(0.2)	(0.2)	-18.1%
- Share-based payment	(3.7)	(4.9)	-23.4%	(0.4)	(0.5)	-20.9%
Depreciation and amortisation	(2.9)	(3.2)	-9.5%	(1.4)	(2.1)	-31.1%
Impairment of goodwill	0.0	0.0	-	0.0	0.0	-
Impairment of fixed assets	0.0	(0.4)	-	(0.4)	0.0	-
Asset disposals	0.0	0.0	-	0.0	0.0	-
Restructuring costs	0.0	0.0	-	0.0	0.0	
Results of equity-method associates	0.0	0.0	-	0.0	0.6	-
Operating income	**183.0**	**146.9**	**24.6%**	**(3.1)**	**(7.3)**	**-58.3%**
Net financial income (expense)	4.1	5.8	-28.9%	(0.1)	(0.0)	-37.3%
Corporation tax	(63.3)	(59.7)	6.1%	(0.6)	0.1	-
Net income	**123.8**	**93.0**	**33.2%**	**(3.8)**	**(7.3)**	**-48.4%**

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 4: Consolidated cash flow statement of PagesJaunes Groupe based on historical data

In € millions	First half 2005	First half 2004 historical
Net cash flow from operations	135.4 [a]	203.1
Net cash flow used in investment activities	(79.9)	(16.6)
Net cash flow used in financing activities	(209.9) [b]	(284.4)
Net change in cash and cash equivalents	**(154.4)**	**(97.9)**
Effect of changes in exchange rates on cash and cash equivalents	0.0	0.0
Cash and cash equivalents at beginning of period	644.1	581.9
Cash and cash equivalents at end of period	**489.6**	**484.0**

(a) of which cash flow: gross operating margin – employee profit-sharing – corporate tax – interest income – other non-cash items
(b) of which €259.3 million of dividend

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 5: Trend in the number of consultations of online directories [4]

In millions	March 2004	June 2004	Sept. 2004	Dec. 2004	March 2005	June 2005
PagesJaunes 3611	21	19	18	15	14	14
Pagesjaunes.fr	32	35	37	36	44	48
Total	53	54	55	51	59	61

Table 6: Trend in the number of Internet advertisers of PagesJaunes Groupe

In thousands	March 2004	June 2004	Sept. 2004	Dec. 2004	March 2005	June 2005
Pagesjaunes.fr	279.5	290.0	293.0	308.0	318.9	328.7
QDQ.com	13.1	15.9	19.8	24.7	28.6	31.5
Total	292.6	305.9	312.8	332.7	347.5	360.2

Notes

(1) Pro forma 2004 figures: the pro forma consolidated figures reflect the consolidation of QDQ Media, Mappy, Editus Luxembourg and Kompass Belgium as at January 1, 2004 and of e-sama as at February 1, 2004. The figures presented are unaudited.

(2) Comparable publication schedule: since the publication schedule of the printed directories for the first half of 2004 is not comparable with that of the first half of 2005, the revenues on a comparable publication basis for the first half of 2004 are obtained by applying the publication basis for printed directories applicable in the first half of 2005.

(3) Gross operating margin (GOM): revenues less external purchases, operating expenses (net of operating income) and wages and social charges. The wages and social charges included in the GOM do not include employee profit-sharing or the cost of share-based payment. The consolidated GOM under IFRS becomes the key indicator of the Group's operating performance, fulfilling the role previously played by "REAA" (*résultat d'exploitation avant amortissement* - operating income before depreciation and amortisation) under French standards.

(4) Source: Cybermétrie - Médiamétrie / eStat for the number of visits to pagesjaunes.fr and the number of requests made at the server interrogation centres of PagesJaunes 3611.

(5) Monthly reach rate: number of Internet users visiting the site at least once in the month in question as a proportion of the actual number of active Internet users during this period - Source: Nielsen//Netratings "Home & Work" - domain ranking - June 2005.

***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the PagesJaunes Group's investments in France and abroad.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

A description of the risks borne by the PagesJaunes Group appears in section 4.9 "Risk Factors" of the "Document de Référence" of PagesJaunes Groupe filed with the French financial markets authority (AMF) under the number R. 05-034 on March 30, 2005. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Référence".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

Unless stated otherwise in this document, all the accounting data are presented on an unaudited pro forma consolidated basis (including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data, Eurodirectory S.A., Editus Luxembourg, Kompass Belgium and e-sama).

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

Sèvres, October 26, 2005

PagesJaunes Groupe: growth at September 30, 2005 in line with annual targets

- **Consolidated revenue up 6.3% at September 30, 2005 on a comparable consolidation (1) and publication (2) basis**
- **6.4% revenue growth for the PagesJaunes in France segment at September 30, 2005**
- **7.3% revenue growth for the International & Subsidiaries segment on a comparable consolidation (1) and publication (2) basis**

The consolidated revenues of PagesJaunes Groupe amounted to 774.3 million euros in the first 9 months of 2005, up 6.3% compared to the same period for 2004 on a comparable consolidation (1) and publication basis (2).

In the third quarter 2005, the consolidated revenue of PagesJaunes Groupe has reached 292.6 million euros, up 5.4% on a comparable consolidation (1) and publication (2) basis.

Press Release

On the publication of PagesJaunes Groupe's revenues at September 30, 2005, CEO Michel Datchary, said:

"PagesJaunes Groupe has maintained over the first 9 months of the year 2005 growth in line with its annual targets. In the third quarter 2005, in a context of slower growth in the French advertising market, the PagesJaunes in France segment has pursued high growth owing mainly to the development of its Internet services which represent around one quarter of our revenues in France. For its part, the revenues of the International and Subsidiaries segment benefited from the dynamism of QDQ Media in Spain where sales pursued their double-digit growth, out-performing the Spanish advertising market."

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

PagesJaunes in France segment: 6.4% growth in revenue

The revenue of the PagesJaunes in France segment is up 6.4% to 700.2 million euros over the first 9 months of 2005.

In the third quarter 2005, the revenues of the PagesJaunes in France segment has increased on a comparable publication basis [2] by 5.4% to 262.4 million euros.

At September 30, 2005, PagesJaunes in France increased the number of new advertisers by 15.8% compared to the same date in 2004.

The revenue from printed directories increased by 3.1% to 465.9 million euros over the first 9 months of 2005. Revenue from the PagesJaunes directory was up by 3.7% to 381.5 million euros and that for *L'Annuaire* by 0.6% to 84.4 million euros.

In the third quarter 2005, the revenue from the printed directories on a comparable publication basis [2] was up by 3.7% to 179.9 million euros. Revenue from the PagesJaunes directory recorded an increase of 4.4% to 149.7 million euros, and that of *L'Annuaire* by 0.3% to 30.2 million euros.

The revenue from the online services (Internet and Minitel 3611) has increased by 13.5% to 213.3 million euros over the first 9 months of 2005 with growth of 36.2% to 168.4 million euros in revenue from the Internet (pagesjaunes.fr and Internet websites) which more than compensated for the decline of 30.1% to 44.9 million euros in revenue from Minitel. Total revenues from online services over the first 9 months of 2005 represented more than 30% of the revenues from the PagesJaunes in France segment.

In the third quarter 2005, the revenue from the online services increased by 11.4% to 72.6 million euros. Internet revenue (pagesjaunes.fr and Sites Internet) grew by 31.9% to 57.9 million euros over the period, and that for Minitel showed a fall of 30.8% to 14.7 million euros.

The number of advertisers on pagesjaunes.fr increased by 11.4% in a year to 326 427 at September 30, 2005. The number of monthly visits on pagesjaunes.fr reached 50 million in September 2005[4], up by 37% compared to September 2004. With a monthly reach rate of 37% in September 2005 [5], pagesjaunes.fr now occupies 5th position in the ratings for the most visited Internet sites in France [5].

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

International & Subsidiaries segment: 7.3% revenue growth on a comparable consolidation [1] and publication [2] basis

The revenue from the International & Subsidiaries segment reached 76.7 million euros over the first 9 months of the year 2005 up by 7.3% on a comparable consolidation [1] and publication [2] basis.

In the third quarter 2005, the revenue from the International & Subsidiaries segment stood at 31.4 million euros up by 8.1% on a comparable consolidation [1] and publication [2] basis.

The revenue from QDQ Media increased by 12.7% to 30.1 million euros on a comparable consolidation [1] and publication [2] basis over the first 9 months of 2005. QDQ Media's revenue on online services (QDQ.com) recorded an increase of 81.1% to 4.4 million euros, while revenue from printed directories on a comparable publication [2] basis improved by 4.7%. Most of the sales made by the online services represented 14.5% of the revenue of QDQ Media over the first nine months of 2005.

Recent events

PagesJaunes Groupe is renouncing the mutual employee profit-sharing agreement of Groupe France Télécom. While maintaining the profit-sharing level paid to the employees of Groupe PagesJaunes, this decision should lead, from the full-year 2006, to a reduction of the total amount of the employee profit-sharing borne by PagesJaunes Groupe. Subject to the new employee profit-sharing agreement, to be implemented internally at PagesJaunes Groupe from the full-year 2006, the impact of the new employee profit-sharing calculation should lead to an improvement in the consolidated operating income of PagesJaunes Groupe.

Financial targets

PagesJaunes Groupe reaffirms and specifies its financial targets:

- Consolidated revenue growth of 5.5 to 6.5% in 2005,
- Growth in consolidated gross operating margin [3] in excess of 10% including telephone directory enquiry services in 2005,
- Target of gross operating margin [3] at breakeven at QDQ Media by the end of 2006,
- Maintained target of distributing entire net income from the group's operating activities in respect of full-year 2005.

It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 - Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France - in Spain, Morocco Luxembourg and Lebanon - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relationship marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

Information on PagesJaunes Groupe is available at: http://www.pagesjaunesgroupe.com

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 (0)1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investors
Vincent Gouley
+33 (0)1 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 (0)1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

Appendices:

Table 1: IFRS consolidated revenues of PagesJaunes Groupe on a comparable consolidation (1) basis at September 30, 2005

In millions of euros	3rd quarter			9 months		
	2005	2004 comp. (1)	Variation	2005	2004 comp. (1)	Variation
PagesJaunes in France	**262.4**	**260.8**	**0.6%**	**700.2**	**658.2**	**6.4%**
On a comparable publication basis (2)	*262.4*	*249.0*	*5.4%*	*700.2*	*658.2*	*6.4%*
Printed directories	**179.9**	**185.3**	**-2.9%**	**465.9**	**451.8**	**3.1%**
On a comparable publication basis (2)	*179.9*	*173.5*	*3.7%*	*465.9*	*451.8*	*3.1%*
of which PagesJaunes	149.7	152.5	-1.8%	381.5	367.8	3.7%
On a comparable publication basis (2)	*149.7*	*143.4*	*4.4%*	*381.5*	*367.8*	*3.7%*
of which L'Annuaire	30.2	32.8	-7.9%	84.4	83.9	0.6%
On a comparable publication basis (2)	*30.2*	*30.1*	*0.3%*	*84.4*	*83.9*	*0.6%*
Online Services	**72.6**	**65.2**	**11.4%**	**213.3**	**188.0**	**13.5%**
of which Internet	57.9	43.9	31.9%	168.4	123.7	36.2%
of which Minitel	14,7	21.3	-30.8%	44.9	64.3	-30.1%
Other revenues	**9.8**	**10.3**	**-4.9%**	**21.0**	**18.4**	**14.4%**
International & Subsidiaries	**31.4**	**26.3**	**19.5%**	**76.7**	**69.9**	**9.8%**
On a comparable publication basis (2)	*31.4*	*29.0*	*8.1%*	*76.7*	*71.5*	*7.3%*
BtoC Directories	**18.3**	**14.3**	**27.8%**	**38.0**	**33.1**	**14.9%**
On a comparable publication basis (2)	*18.3*	*17.1*	*7.1%*	*38.0*	*34.7*	*9.5%*
of which QDQ Media	11.0	7.0	58.4%	30.1	25.1	20.1%
On a comparable publication basis (2)	*11.0*	*9.7*	*13.3%*	*30.1*	*26.7*	*12.7%*
Kompass businesses	**7.0**	**6.6**	**6.8%**	**21.2**	**20.2**	**5.1%**
Relationship Marketing and geographic services	**6.0**	**5.3**	**13.0%**	**17.5**	**16.6**	**5.2%**
Inter segment	(1.1)	(0.3)	-	(2.7)	(1.5)	-
Consolidated revenues	**292.6**	**286.8**	**2.0%**	**774.3**	**726.6**	**6.6%**
On a comparable publication basis (2)	***292.6***	***277.7***	***5.4%***	***774.3***	***728.2***	***6.3%***

Table 2: Trend in the number of consultations of online directories (4)

In millions	June 2004	Sept. 2004	Dec. 2004	March 2005	June 2005	Sept. 2005
PagesJaunes 3611	19	18	15	14	14	13
Pagesjaunes.fr	35	37	36	44	48	50
Total	54	55	51	59	61	63

Table 3: Trend in the number of Internet advertisers of PagesJaunes Groupe

In thousands	June 2004	Sept. 2004	Dec. 2004	March 2005	June 2005	Sept. 2005
Pagesjaunes.fr	290.0	293.0	308.0	318.9	328.7	326.4
QDQ.com	15.9	19.8	24.7	28.6	31.5	36.1
Total	305.9	312.8	332.7	347.5	360.2	362.5

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

Notes

(1) 2004 data on a comparable consolidation basis: the consolidated information on a comparable consolidation basis reflect the consolidation of QDQ Media, Mappy, Editus Luxembourg, Kompass Belgium on January 1, 2004, of e-sama on February 1, 2004 and of Edicom on July 1, 2004. The figures are unaudited.

(2) On a comparable publication basis: when the publication schedule for the printed directories is not comparable between the first 9 months of the full-year 2004 and the first 9 months of the full-year 2005, the revenue on a comparable publication basis of 2004 is obtained by applying to it the comparable publication basis for the directories printed in the first 9 months of 2005.

(3) Gross Operating Margin: revenues less external purchases, operating expenses (net of operating income) and wages and social charges. The wages and social charges included in the gross operating margin do not include employee profit-sharing or the cost of share-based payment. The consolidated gross operating margin in IFRS becomes the key indicator of the group's operating performance, as was the operating income before amortisation and depreciation (REAA - Résultat d'Exploitation Avant Amortissement) under French standards.

(4) Source: Cybermétrie - Médiamétrie / eStat for the number of visits to pagesjaunes.fr and the count of the number of requests sent to the server interrogation centres of PagesJaunes 3611.

(5) Monthly reach rate: number of internet users visiting the site at least once during the month in question as a proportion of the actual number of active internet users during this period - Source: Nielsen Netratings "Home & Work" – domain index – September 2005.

***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Groupe appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Référence" of PagesJaunes Groupe filed with the French financial markets authority (AMF) under the number R. 05-034 on 30 March 2005 (the Reference Document). A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Référence"

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

Unless stated otherwise, all the accounting data are presented on an unaudited pro forma consolidated basis (including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data, Eurodirectory S.A. Editus Luxembourg, Kompass Belgium, e-sama and Edicom).

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

Sèvres, October 26, 2005

PagesJaunes Groupe: Investor Day

- **Re-launch of *L'Annuaire* (alphabetical directory)**
- **Pursuit of innovations on pagesjaunes.fr and QDQ.com**
- **Launch of the telephone directory enquiry service PagesJaunes 118 008**

PagesJaunes Groupe today presents its main plans for growth and its major lines of development.

On the occasion of Investor Day for PagesJaunes Groupe, Michel Datchary, CEO, declared:

"The growth of PagesJaunes Groupe relies on growth of our audience, the acquisition of new customers, the strengthening of pagesjaunes.fr and new products and businesses (PagesJaunes 118 008, mobile Internet, etc.). The strong position of PagesJaunes Groupe on the Internet and the capacity of its sales force in marketing effectively a full range of multi-media advertising products in France and Spain should allow it to benefit from the huge potential of the Internet. Beyond that, PagesJaunes Groupe has three areas of development: finding a 3/5 year relay for growth, strengthening the Internet market and improving its financial structure by using its debt capacity and the opportunities for operational synergies."

The internal growth of PagesJaunes Groupe in 2006 and 2007 should mainly arise from:

- the re-launch of *L'Annuaire* in 2006,
- continued innovations on the Internet,
- the launch of a platform of telephone directory enquiry services: PagesJaunes 118 008.

All these innovations and developments are marketed with advertisers through a multi-media sales force of more than 1800 sales persons in France and 400 sales persons in Spain.

Press Release

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

Re-launch of *the Annuaire* in France

By relying on the setting up of the universal directory, PagesJaunes Groupe has decided to reposition *L'Annuaire* (alphabetical directory) in 2006 via a new publishing and advertising offer:

- new scoping in the largest *départements*,
- new range of advertising products,
- increased circulation.

Continued innovations on the Internet

Over the first 9 months of the full-year 2005, revenue from the on-line services of PagesJaunes Groupe represented 30% of total revenue in France and 15% in Spain. With a monthly reach rate of 37% in September 2005 [(1)], pagesjaunes.fr now occupies 5th position in the ratings for the most visited Internet sites in France [(1)].

Pagesjaunes.fr is pursuing a growth strategy based on the development of its functionalities, the enrichment of its content and the promotion of customer and advertiser contact. After the successful introduction of the maps (1998), the town photos (1999), the routes (2002), the search for local services (January 2004), a new Internet website offer (November 2004), the content *Ville en Direct* (February 2005) and the aerial photos (July 2005), PagesJaunes Groupe is preparing:

- the launch of a « click to talk » service in November 2005 allowing you to be contacted directly by an advertiser and its generalisation in 2006,
- a new more intuitive user interface using the wealth of the content of pagesjaunes.fr to improve the search result in the second half of 2006.

In 2001, PagesJaunes was one of the pioneers of the mobile Internet. The year 2005 marks a new development phase with the free service (excluding connection costs of the mobile operators). The new version of its service on mobile Internet has been awarded "Best on-line service to the general public" by the European Association of Directory Publishers (EADP) in September 2005.

In Spain, QDQ.com will use the same development axes to seize the opportunities of a dynamic Spanish market.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

PagesJaunes 118 008: to become one of the three market leaders

PagesJaunes Groupe confirms its ambition to rank among the 3 main players for directory services in France. The group presents a twin strategy:

- from November 2, 2005, date of the opening of the market, to build awareness and have a service of impeccable quality,
- from April 3, 2006, date of the disappearance of the old numbers, to develop added value services, to build brand loyalty and develop the average revenue per user.

The ambition of PagesJaunes Groupe on the telephone directory enquiry market relies on a mixed business model combining revenues arising from users (around 1 euro per call) and revenues from advertising insertions marketed to PagesJaunes Groupe advertisers.

PagesJaunes Groupe points out that the investment, of a mainly advertising nature, on this new business will be of the order of 10 million euros in 2005. The group aims at breakeven in 2007 and has a target gross operating of above 20% in the medium to long-term for the directory enquiry services business.

Financial targets

PagesJaunes Groupe confirms and specifies its financial targets:

- Consolidated revenue growth of 5.5 to 6.5% in 2005,
- Growth in consolidated gross operating margin (3) in excess of 10% including telephone directory enquiry services in 2005,
- Target of gross operating margin (3) at breakeven at QDQ Media by the end of 2006,
- Maintained target of distributing entire income from the Group's operating activities in respect of full-year 2005.

It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

All the presentations of PagesJaunes Groupe's Investor Day are available at the company's institutional web site, www.pagesjaunesgroupe.com.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Morocco, Luxembourg and Lebanon – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relationship marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com

Contacts :

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 (0)1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 (0)1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

PagesJaunes Investors
Vincent Gouley
+33 (0)1 46 23 40 92
vgouley@pagesjaunes.fr

Notes

(1) Monthly reach rate: number of internet users visiting the site at least once during the month in question as a proportion of the actual number of active internet users during this period - Source: Nielsen Netratings "Home & Work" - domain index - September 2005.

***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Group appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Référence" of PagesJaunes Groupe filed with the French financial markets authority (AMF) under the number R. 05-034 on 30 March 2005. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Référence".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

Unless stated otherwise in this document, all the accounting data are presented on an unaudited pro forma consolidated basis (including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data, Eurodirectory S.A., Editus Luxembourg, Kompass Belgium, e-sama and Edicom).

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

RECEIVED
2006 JUL 26 P 3:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

February 8, 2006

Stéphane Pallez appointed Chairman of the Board of Directors of PagesJaunes Groupe

At a meeting held on Tuesday, February 7, 2006, the Board of Directors of PagesJaunes Groupe elected one of its members, Ms Stéphane Pallez, as Chairman of the Board of Directors of PagesJaunes Groupe, to replace Michel Combes.

Stéphane Pallez joined the France Télécom group in April 2004, as Executive Director.

The functions of Chairman of the Board of Directors and Chief Executive Officer remain separate. We remind you that Michel Datchary remains the Chief Executive Officer of PagesJaunes Groupe.

Furthermore the members of the Board of Directors of PagesJaunes Groupe are currently:

- Stéphane Pallez,
- Olivier Barberot,
- François de Carbonnel,
- Elie Cohen,
- Michel Combes,
- Patricia Langrand,
- Jean-Hervé Lorenzi,
- Jean-Claude Marceau,
- Rémy Sautter.

Press Release

SA à Conseil d'administration au capital de 55 757 922 Euros - 552 028 425 RCS Nanterre

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and the Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, for which it also handles the sale of advertising space. The businesses of PagesJaunes Groupe also include website design and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the sale of advertising space in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Morocco, Luxembourg and Lebanon – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relational marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 600,000 advertisers in 2005, PagesJaunes Groupe is the second largest French company in terms of advertising revenues.

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com.

Contacts:

PagesJaunes - Press
Thomas Barbelet / Orith Tabeur
01 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes - Investors
Vincent Gouley
01 46 23 40 92
vgouley@pagesjaunes.fr

pagesjaunes

RECEIVED
2006 JUL 26 P 3:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Sèvres, February 8, 2006

PagesJaunes Groupe: 2005 targets achieved, and favourable outlook for 2006

- **Consolidated revenues up 9.7% (6.0% on a like-for-like basis)**
- **Gross operating margin advances 13.6% (12.5% on a like-for-like basis)**
- **Net income of €261.7 million, a rise of 22.5% (23.0% on a like-for-like basis)**
- **Proposed dividend payment of €1.02 per share, an increase of 10% compared to the previous year**

The consolidated revenues of PagesJaunes Groupe amounted to €1,060.7 million in 2005, up 9.7%, and 6.0% on a like-for-like basis [(1)] compared to 2004.

In 2005, 727,249 advertisers (against 682,872 in 2004) used one or more platforms of PagesJaunes Groupe as an advertising medium in France, Spain, Luxembourg, Belgium and Morocco.

The consolidated gross operating margin [(2)] reached €463.1 million in 2005, a rise of 12.5% on a like-for-like basis, and a rise of 10.3% excluding IPO costs in 2004. The consolidated operating income [(3)] rose 15.6% on a like-for-like basis to €399.0 million in 2005.

The consolidated net attributable income amounted to €261.7 million in 2005, up 23.0% compared to 2004 on a like-for-like basis and 20% excluding IPO costs in 2004.

The Board of Directors of PagesJaunes Groupe of February 7, 2006 resolved to propose to the General Meeting of Shareholders, to be held on April 19, 2006, that a dividend be paid of €1.02 per share, an increase of 10% compared to the last dividend, representing the entire net income from the operating activities of the Group.

Press Release

SA à Conseil d'administration au capital de 55 757 922 Euros - 552 028 425 RCS Nanterre

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

On the publication of the full-year results of PagesJaunes Groupe, Michel Datchary, Chief Executive Officer, said:

"In a sluggish advertising market in France, PagesJaunes Groupe met all its targets in 2005. Consolidated revenues advanced 6%, within the stated range of 5.5% to 6.5%, the gross operating margin increased 12.5%, in line with the commitment to exceed 10% growth, and QDQ Media more than halved its losses, enabling it to set its sights on operating breakeven by the end of 2006, as forecast.

On the basis of these good results and its confidence in the outlook for the Group, the Board of Directors of PagesJaunes Groupe proposes a dividend of €1.02 per share for 2005, an increase of 10% compared to 2004.

The growth in activity is expected to be sustained in 2006. The launch of the new *Annuaire*, the growth strategy of pagesjaunes.fr and the development of the 118 008 service should help ensure that the Group's organic revenue growth in 2006 exceeds that of 2005. The gross operating margin is expected to grow to a lesser extent in the first half due to the investments carried out, particularly in the 118 008 service."

PagesJaunes in France Segment: 10.5% growth in gross operating margin on revenues up 5.8%

Revenues: €956.1 million, +5.8%

The revenues of the PagesJaunes in France segment advanced 5.8% to €956.1 million in 2005.

In 2005, PagesJaunes recruited 112,912 new advertisers in France, 15% more than in the previous year (98,365 new advertisers in 2004). The average revenue per advertiser remained stable at €1,528 (€1,533 in 2004), due to the recruitment of new advertisers generating lower average revenue than those already in the portfolio.

Printed directories

Revenues from printed directories rose 3.1% to €638.2 million in 2005. Revenues from the PagesJaunes directory increased 3.8% to €524.3 million in 2005, while those of the *Annuaire* remained almost unchanged at €113.9 million.

The number of advertisers in the printed directories increased 4.5% to 575,435 in 2005, and average revenue per advertiser amounted to €1,109.

Online services

Revenues from online services advanced 12.0% to €285.0 million in 2005. This growth results from the rise in Internet revenues (pagesjaunes.fr and websites), which grew 34.3% to €227.7 million over the period, more than offsetting the sharp decline in the Minitel-based service, where revenues fell 32.6% to €57.2 million. The proportion of sales generated by online activities represented 30% of the revenues of the PagesJaunes in France segment in 2005, against 28% in 2004.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

The number of advertisers on pagesjaunes.fr increased 10% in one year, to 339,553 at the end of December 2005, and average revenue per advertiser grew 23% to €631.

The number of visits to pagesjaunes.fr rose from 383.1 million in 2004 to 538.4 million in 2005[4], up 41%. With a reach rate of 36.3% in December 2005, pagesjaunes.fr ranks fifth among the most visited websites in France [5].

Telephone directory enquiries

The revenues from the 118 008 service were insignificant in 2005 due to the fact that the market was only opened recently, and partially, on November 2, 2005. The French telephone directory enquiries market will only be fully liberalised from April 3, 2006.

Gross operating margin: €457.5 million, +10.5%

The gross operating margin of the PagesJaunes in France segment increased 10.5% to €457.5 million in 2005. The growth in gross operating margin amounted to 8.4% excluding IPO costs in 2004.

The growth of the gross operating margin of the PagesJaunes in France segment in 2005 results from the growth of activity (+5.8%) and good control of external expenses, which made it possible to absorb the initial launch costs of the 118 008 service.

This favourable trend also made it possible to largely offset the growth in the sales force, which resulted in an increase of 4.8% in commissions, salaries and social charges of PagesJaunes in France. The sales force of PagesJaunes in France rose to 1,829 at the end of December 2005, against 1,720 at the end of December 2004.

International & Subsidiaries segment: gross operating margin becomes positive due to 9.4% like-for-like revenue growth

Revenues: €108.9 million, +9.4% on a like-for-like basis

The revenues of the International & Subsidiaries segment amounted to €108.9 million in 2005, a rise of 9.4% on a like-for-like basis compared to 2004.

The revenues from B to C directories (QDQ Media, Editus Luxembourg, Edicom) advanced 10.2% on a like-for-like basis to €52.4 million in 2005. Revenues from the Kompass businesses increased 7.1% to €29.3 million and those generated by direct marketing and geographic services rose 10.6% to €27.1 million.

The revenues of QDQ Media rose 13.2% on a like-for-like basis to €41.3 million in 2005, due to a high revenue growth in online services (QDQ.com).

Gross operating margin becomes positive in the International & Subsidiaries segment

The gross operating margin of the International & Subsidiaries segment moved from a loss of €2.2 million in 2004 on a like-for-like basis to a positive margin of €5.5 million in 2005.

The appreciable improvement in gross operating margin on a like-for-like basis results from the rise in revenues and the recovery at QDQ Media, where the gross operating margin reached -€5.1 million in 2005 against -€13 million in the previous year.

Recent events

PagesJaunes recently acquired the *Annuaire* from France Télécom for €12 million. PagesJaunes thus becomes the publisher of the universal (alphabetical) directory with effect from January 1, 2006.

As part of its policy of enriching editorial content, pagesjaunes.fr has announced the signing of an agreement with the IGN (Institut Géographique National) covering aerial photographs, and a partnership with Allociné covering cinema listings and bookings. Other partnerships are set to expand the range of services and content of pagesjaunes.fr further in the weeks ahead.

Ghislaine Mattlinger has joined PagesJaunes Groupe in February 2006 as Financial Director, succeeding Jean-Claude Peltier, who for 30 years was one of those primarily responsible for the financial health of PagesJaunes. He is now leaving the Group. Ghislaine Mattlinger, a graduate of the HEC, aged 38, began her career in 1989 at Arthur Andersen, where for seven years she was responsible for the various consulting and audit assignments within the Banks and Financial Markets department. In 1996, she was appointed Financial Director of VIEL & Cie, one of the world leaders in brokerage of financial and non-financial products, before leaving in 2004 to take part in the formation of Aurige Finance, a firm of merger and acquisition consultants.

Financial targets

For 2006, PagesJaunes Groupe has set itself the following financial targets:

- Internal growth of consolidated revenues of 6.5% to 8.5%,
- Growth of consolidated gross operating margin of 5% to 7%, essentially in the second half due to the investment in the 118 008 service in the first half,
- Target of breakeven in gross operating margin at QDQ Media in the second half.

PagesJaunes Groupe aims to distribute the entire net income of the Group in respect of the 2006 financial year. It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

pagesjaunes

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and the Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, for which it also handles the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France - in Spain, Morocco, Luxembourg and Lebanon - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relational marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 600,000 advertisers in 2005, PagesJaunes Groupe is the second largest French company in terms of advertising revenues.

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 (0)1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investors
Vincent Gouley
+33 (0)1 46 23 40 92
vgouley@pagesjaunes.fr

pagesjaunes

Appendices:

Table 1: IFRS consolidated income statement of PagesJaunes Groupe in 2005

In millions of euros	**Second half**			**Full year (12 months)**		
	2005	**2004**	**Change 2005/2004**	**2005**	**2004**	**Change 2005/2004**
Revenues	**579.0**	**544.9**	**6.3%**	**1,060.7**	**967.2**	**9.7%**
External purchases	(184.6)	(173.7)	6.3%	(330.4)	(317.6)	4.0%
Other operating income and expenses	20.5	16.6	24.0%	30.3	26.9	12.7%
Personnel expenses: - Salaries and charges	(155.4)	(145.8)	6.6%	(297.6)	(269.0)	10.6%
Gross operating margin (GOM) (4)	**259.6**	**241.9**	**7.3%**	**463.1**	**407.5**	**13.6%**
- Employee profit-sharing	(18.4)	(17.1)	7.8%	(32.9)	(29.9)	10.0%
- Share-based payment	(16.3)	(19.9)	-18.1%	(20.5)	(25.3)	-19.0%
Depreciation and amortisation	(5.3)	(5.2)	2.7%	(9.7)	(10.1)	-3.5%
Impairment of fixed assets	0.4	0.0	na	0.0	0.0	na
Result of asset disposals	(0.5)	0.1	na	(0.6)	0.0	na
Restructuring cost	(0.4)	0.0	na	(0.4)	0.0	na
Operating income	**219.0**	**200.0**	**9.5%**	**399.0**	**342.6**	**16.5%**
Financial result	7.5	12.8	-41.3%	11.6	20.3	-42.9%
Corporation tax	(84.9)	(89.3)	-4.9%	(148.9)	(149.3)	-0.3%
Net income	**141.6**	**123.6**	**14.7%**	**261.7**	**213.6**	**22.5%**

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 2: IFRS consolidated revenues of PagesJaunes Groupe in 2005 on a like-for-like basis

In millions of euros	Fourth quarter			Full year (12 months)		
	2005	2004 on a like-for-like basis	Change	2005	2004 on a like-for-like basis	Change
PagesJaunes in France	**255.9**	**245.8**	**4.1%**	**956.1**	**903.9**	**5.8%**
Printed directories	**172.3**	**167.2**	**3.1%**	**638.2**	**618.9**	**3.1%**
of which PagesJaunes	142.8	137.3	4.0%	524.3	505.2	3.8%
of which the Annuaire	29.5	29.8	-1.1%	113.9	113.8	0.1%
Online services	**71.6**	**66.5**	**7.7%**	**285.0**	**254.5**	**12.0%**
of which Internet	59.3	45.9	29.3%	227.7	169.6	34.3%
of which Minitel	12.3	20.6	-40.4%	57.2	85.0	-32.6%
Other revenues	**12.0**	**12.1**	**-0.8%**	**33.0**	**30.5**	**8.2%**
International & Subsidiaries	**32.2**	**29.6**	**8.7%**	**108.9**	**99.5**	**9.4%**
on a constant publication basis	*32.2*	*27.9*	*15.0%*	-	-	-
BtoC directories	**14.4**	**14.4**	**-0.5%**	**52.4**	**47.6**	**10.2%**
on a constant publication basis	*14.4*	*12.8*	*12.2%*	-	-	-
of which QDQ Media	11.2	11.4	-1.9%	41.3	36.5	13.2%
on a constant publication basis	*11.2*	*9.8*	*14.5%*	-	-	-
Kompass businesses	**8.1**	**7.2**	**12.5%**	**29.3**	**27.4**	**7.1%**
Direct marketing and geographic services	**9.6**	**7.9**	**22.0%**	**27.1**	**24.5**	**10.6%**
Inter-segment	(1.6)	(0.9)	-	(4.3)	(2.4)	-
Consolidated revenues	**286.4**	**274.5**	**4.4%**	**1,060.7**	**1,001.0**	**6.0%**
***On a constant publication basis* [(6)]**	***286.4***	***272.8***	***5.0%***	-	-	-

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 3: IFRS consolidated income statement of PagesJaunes Groupe in 2005 on a like-for-like basis

In millions of euros	Second half			Full year (12 months)		
	2005	2004 on a like-for-like basis	Change 2005/2004	2005	2004 on a like-for-like basis	Change 2005/2004
Revenues	**579.0**	**561.2**	**3.2%**	**1,060.7**	**1,001.0**	**6.0%**
Revenues on a constant publication basis	***579.0***	***550.6***	***5.2%***	-	-	-
External purchases	(184.6)	(178.9)	3.2%	(330.4)	(331.9)	-0.5%
Other operating income and expenses	20.5	16.6	23.5%	30.3	26.3	15.3%
Personnel expenses: - Salaries and charges	(155.4)	(150.8)	3.1%	(297.6)	(283.7)	4.9%
Gross operating margin (GOM)	**259.6**	**248.1**	**4.6%**	**463.1**	**411.7**	**12.5%**
GOM on a constant publication basis	***259.6***	***233.8***	***11.0%***	-	-	-
- Employee profit-sharing	(18.4)	(17.3)	6.4%	(32.9)	(30.2)	9.1%
- Share-based payment	(16.3)	(19.9)	-18.1%	(20.5)	(25.3)	-19.1%
Depreciation and amortisation	(5.3)	(5.6)	-5.4%	(9.7)	(10.9)	-10.5%
Impairment of fixed assets	0.4	0.0	-	0.0	0.0	-
Result of asset disposals	(0.5)	0.0	-	(0.6)	(0.4)	52.8%
Restructuring cost	(0.4)	0.0	-	(0.4)	0.0	-
Operating income	**219.0**	**205.6**	**6.5%**	**399.0**	**345.1**	**15.6%**
Financial result	7.5	12.8	-41.4%	11.6	18.6	-37.6%
Corporation tax	(84.9)	(91.2)	-6.9%	(148.9)	(150.8)	-1.3%
Net income	**141.6**	**127.2**	**11.3%**	**261.7**	**212.9**	**23.0%**

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 4: Like-for-like income statement of PagesJaunes Groupe by segment

In millions of euros	PagesJaunes in France			International & Subsidiaries		
	2005	2004	Change 2005/ 2004	2005	2004 on a like-for-like basis	Change 2005/ 2004
Revenues	**956.1**	**903.9**	**5.8%**	**108.9**	**99.5**	**9.4%**
External purchases	(287.2)	(288.4)	-0.4%	(47.4)	(45.8)	3.5%
Other operating income and expenses	31.2	29.8	4.8%	(0.9)	(3.5)	-74.7%
Personnel expenses: - Salaries and charges	(242.6)	(231.4)	4.8%	(55.0)	(52.3)	5.1%
Gross operating margin (GOM)	**457.5**	**413.9**	**10.5%**	**5.5**	**(2.2)**	**na**
- Employee profit-sharing	(32.3)	(29.4)	10.0%	(0.6)	(0.7)	-23.7%
- Share-based payment	(19.1)	(23.5)	-18.7%	(1.3)	(1.8)	-24.4%
Depreciation and amortisation	(5.9)	(6.7)	-12.0%	(3.8)	(4.2)	-8.2%
Impairment of fixed assets	0.0	0.0	-	0.0	0.0	-
Result of asset disposals	(0.5)	(0.4)	49.4%	0.0	0.0	-
Restructuring cost	0.0	0.0	-	(0.4)	0.0	na
Operating income	**399.7**	**354.0**	**12.9%**	**(0.6)**	**(8.9)**	**na**

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 5: Trend in the number of consultations of online directories [4]

In millions	Sept. 2004	Dec. 2004	March 2005	June 2005	Sept. 2005	Dec. 2005
PagesJaunes 3611	18	15	14	14	13	11
Pagesjaunes.fr	37	36	44	48	50	49
Total	55	51	59	61	63	59

Table 6: Trend in the number of Internet advertisers of PagesJaunes

In thousands	Sept. 2004	Dec. 2004	March 2005	June 2005	Sept. 2005	Dec. 2005
Pagesjaunes.fr	293.0	308.0	318.9	328.7	326.4	339.6
QDQ.com	19.8	24.7	28.6	31.5	36.1	41.0
Total	312.8	332.7	347.5	360.2	362.5	380.6

Notes

(1) 2004 data on a like-for-like basis: in order to make the 2004 data comparable to the 2005 data, the 2004 data have been restated on the basis of the consolidated group in 2005. The consolidated information for full-year 2004 on a like-for-like basis reflects the consolidation of QDQ Media, Mappy, Editus Luxembourg and Kompass Belgium on 1 January 2004, e-sama on 1 February 2004 and Edicom on 1 July 2004. These structural effects only affect the International & Subsidiaries segment. The figures presented for 2004 are unaudited.

(2) Gross operating margin (GOM): revenues less external purchases, operating expenses (net of operating income) and salaries and charges. The salaries and charges included in the gross operating margin do not include employee profit-sharing or the cost of share-based payment. The consolidated gross operating margin under IFRS becomes the key indicator of the Group's operating performance, fulfilling the role previously played by the EBITDA under French GAAP.

(3) The operating income takes into account the employee profit sharing (€30.2 million in 2004 and €32.9 million in 2005). The withdrawal from the pooled profit-sharing agreement of the France Télécom Group from 31 December 2005 should enable PagesJaunes Groupe to achieve a saving of around €20 million per year before tax with effect from the 2006 financial year, with the establishment of a new, internal profit-sharing agreement.

(4) Source: Cybermétrie - Médiamétrie / eStat for the number of visits to pagesjaunes.fr and the number of requests made at the server interrogation centres of PagesJaunes 3611.

(5) Reach rate: number of Internet users visiting the site at least once in the month in question as a proportion of the actual number of active Internet users during this period - Source: Nielsen//Netratings "Home & Work" – domain ranking – June 2005.

(6) Constant publication basis: since the publication schedule of the printed directories of QDQ Media for the fourth quarter of 2004 is not comparable to that of the fourth quarter of 2005, the revenues on a constant publication basis for the fourth quarter of 2004 are obtained by applying the publication basis for printed directories of QDQ Media applicable in the fourth quarter of 2005.

***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Group appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Référence" of PagesJaunes Groupe filed with the French financial markets authority (AMF) under the number R. 05-034 on 30 March 2005. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Référence".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

Unless stated otherwise in this document, all the accounting data are presented on a like-for-like consolidated basis (including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data, Eurodirectory S.A, Editus Luxembourg, Kompass Belgium, e-sama and Edicom).

pagesjaunes

Sèvres, April 4, 2006

Creation of a new brand within PagesJaunes Groupe: PagesJaunes Marketing Services

Customer Relationship Management is given a fresh impetus by more efficient relationship marketing adapted to the demands of businesses

PagesJaunes Groupe, the leading European publisher of directories on the internet and the leading publisher of printed directories in France, is strengthening its position in relationship marketing by creating a new brand, PagesJaunes Marketing Services, built around a strong idea: giving life to data.

This new entity, created by the merger of Wanadoo Data and e-sama, brings together all the relationship marketing know-how to provide businesses with an integrated solution for the management of their customer relations.

With PagesJaunes Marketing Services, businesses benefit from a comprehensive, multichannel service for prospecting, developing customer loyalty and guaranteeing greater added value in their customer relations.

TECHNOLOGICAL EXPERTISE THAT BRINGS BUSINESSES CLOSER TO THEIR CUSTOMERS

Because the competition is becoming ever tougher and customers are becoming increasingly demanding, PagesJaunes Marketing Services aims to be a genuine adviser to businesses. The key objective is to enable them to adapt to new markets and seize opportunities, by means of appropriate, efficient and innovative marketing, while concentrating on their core business and benefiting from cost control.

"The growing complexity and competitiveness resulting from the globalisation of markets is a reminder of the importance of marketing, across all sectors of commercial activity. True to our aim of identifying closely with the economic reality of businesses and supporting them in their development, PagesJaunes Groupe, through its subsidiary, seeks to provide an overall view of the customer relationship and front-line technological support. By giving businesses access to its know-how in marketing data and its expertise in data processing and customer relations, PagesJaunes Marketing Services aims to become one of the leaders in relationship marketing," explains Michel Datchary, CEO of PagesJaunes Groupe.

"With this service, we are meeting the major requirement in the market, which needs a single service provider that is able to manage the whole of the value chain and to provide integrated communication solutions. All of our expertise is mobilised to guarantee the best quality/price ratio and one-stop customer processing: personalised, comprehensive and modulable," says Valérie Papaud, CEO of PagesJaunes Marketing Services.

Press Release

SA à Conseil d'administration au capital de 55 757 922 Euros - 552 028 425 RCS Nanterre

Underpinned by the acknowledged expertise of Wanadoo Data and e-sama, PagesJaunes Marketing Services encompasses all customer relations business lines in four areas of activity:

- **Technical and strategic advice**

The ambition of PagesJaunes Marketing Services is to optimise targeting strategies in order to generate returns from relationship marketing for businesses:

- *Data mining and strategic analysis*: in-depth analysis of marketing operations to determine the potential profitability, purchasing behaviour and receptiveness of each customer, which is essential for the production of businesses' marketing plans.
- *Recommendation of management systems*: advice on processes, tools, channels and the exploitation of information flows to guarantee the effectiveness and profitability of customer relationship management systems.

- **Management of centralised databases accessible in real time**

With PagesJaunes Marketing Services, databases become a genuinely dynamic and qualitative tool. The aim is to enrich and constantly segment them in order to refine businesses' campaigns, by means of centralised management and real-time integration of data to ensure maximum reactivity, thereby guaranteeing the effectiveness and profitability of the system. To this end, PagesJaunes Marketing Services takes charge of the processing of the data (geomarketing study to assess the potential of a catchment area, profile study in order to define a precise target, scoring to increase the effectiveness of campaigns, etc.), as well as the IT processing of addresses (restructuring, normalisation, postal validation of addresses, elimination of NPAI, return of new addresses of customers who have moved, etc.).

- **Processing and exploitation of data files**

The technology used by PagesJaunes Marketing Services enables the most appropriate contacts to be extracted from its 24 million constantly updated addresses for businesses' customer conquest requirements. The aim is to provide accurate targeting using qualified mailing lists:

- *Private individuals:* 17 million addresses of France Télécom subscribers, i.e. the highest-potential prospects with the greatest reliability due to the frequency of updating; exclusively, 4 million behaviour-based addresses of subscribers to the magazine press; 3 million e-mail addresses and 1.3 million mobile phone numbers of private individuals who have agreed to be contacted.
- *Businesses:* 3 million addresses drawn from the PagesJaunes directories and divided into 1,850 business classifications (database enriched with the names of 2 million decision-makers and Insee data such as the NAF business code, workforce, legal status, SIRET registration number, etc.).

As an approved redistributor of France Télécom directory databases (private and business) and of the Sirène database of Insee, PagesJaunes Marketing Services guarantees legal operation and updating of all the data that is sold.

- **Comprehensive logistics for marketing campaigns**

In order to guarantee the best possible distribution of messages and optimum reactivity, the telemarketing and fulfilment platforms are subjected to rigorous control procedures and are connected to company databases for real-time monitoring of their operations. Personalisation and direction of campaigns is based on comprehensive logistics:

- *Contact centre:* 70 telemarketing positions for incoming and outgoing calls for prospecting and loyalty development;
- *Direct marketing logistics platform*: management of all campaign logistics (printing and personalisation of messages, e-mail pre-sorting, e-mailings, SMS/MMS, etc.);
- *Fulfilment management centre*: processing of returns, orders, payments, subscription management, gift management, etc.

A NEW STRAPLINE FOR A NEW BRAND: "GIVING LIFE TO DATA"

PagesJaunes MARKETING SERVICES

DONNER VIE AUX DONNÉES.

"Giving life to data", a strapline that describes the priority of PagesJaunes Marketing Services: taking maximum advantage of data so that it generates customers and business, and strengthens the relationships between brands and consumers.

Beyond this brand promise, PagesJaunes Marketing Services is structured around four founding principles:

- *Performance:* businesses develop by drawing on the expertise and technological capacities of PagesJaunes Marketing Services.

- *Ethics*: for PagesJaunes, relationship marketing must be based on an ethical approach which guarantees transparency and confidentiality.

- *Proximity:* each customer is dealt with in a completely personalised way, in a climate of total confidence.

- *Innovation*: due to the culture of innovation in the PagesJaunes Group and its technological expertise, businesses benefit from effective solutions adapted to their needs.

To find out more, visit http://www.pagesjaunes-marketingservices.com

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and the Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, and also handles the sale of the advertising space which they contain. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Morocco, Luxembourg and Lebanon – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relationship marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 600,000 advertisers in France in 2005, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

Sabrina Heinz
+33 1 56 03 13 21
sheinz@i-et-e.fr

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

pagesjaunes

RECEIVED
2006 JUL 26 P 3:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sèvres, April 26, 2006

PagesJaunes Groupe: continued sustained growth in the first quarter of 2006

- **Consolidated revenues up 6.8% on a constant publication basis**
- **Organic growth of 6.1% for PagesJaunes in France, before full opening up of the telephone directory enquiries market**
- **New record audience on pagesjaunes.fr in March 2006**

The consolidated revenues of PagesJaunes Groupe amounted to €209.4 million in the first quarter of 2006, a rise of 6.8% compared to the first quarter of 2005, on a constant publication basis for printed directories [(1)].

On the publication of the first-quarter 2006 revenues of PagesJaunes Groupe, Michel Datchary, Chief Executive Officer, said:

"The first quarter of 2006 was marked by the commercial success of the new formula for *l'Annuaire*, a new record audience for pagesjaunes.fr and sustained growth at QDQ Media, our Spanish subsidiary. The resulting 6.8% growth in the consolidated revenues of PagesJaunes Groupe in the first quarter of 2006 does not reflect the expected increased contribution from our 118 008 directory enquiries service with effect from the second quarter (the market was only fully liberalised on April 3, 2006). The Group is maintaining its targets for revenue growth in full-year 2006 within a range of 6.5% to 8.5%."

PagesJaunes in France segment: continued sustained growth

The revenues of the PagesJaunes in France segment advanced 6.1% to €188.4 million in the first quarter of 2006. The revenues from the 118 008 service were insignificant in the first quarter of 2006, since the market was not fully liberalised until April 3, 2006.

PagesJaunes has maintained its sales dynamic, resulting in a continued high level of recruitment of new advertising customers in the first quarter of 2006. At the same time, actions to develop customer loyalty have succeeded in keeping the rate of retention of PagesJaunes advertising customers at a high level, although slightly down on the same period last year.

Press Release

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Printed directories: successful relaunch of *l'Annuaire* (White Pages)

Revenues from printed directories advanced 3.9% to €107.8 million in the first quarter of 2006. Traditionally, few printed directories are published in the first quarter compared to the rest of the year.

Up to now, the new formula for *l'Annuaire* proved a great commercial success with our advertisers. As a result, revenues from *l'Annuaire* grew 15.2% to €24.6 million in the first quarter of 2006. As expected, this growth in revenues from *l'Annuaire* weighed on the growth in revenues from the PagesJaunes directory, which grew 1.0% to €83.2 million in the first quarter of 2006.

Online services: record audience on pagesjaunes.fr

Revenues from online services advanced 7.4% to €73.9 million in the first quarter of 2006. The fall in revenues from the Minitel service, which were 35.5% lower at €10.3 million in the first quarter of 2006, was more than offset by the rise in internet revenues (pagesjaunes.fr and websites), which grew 20.4% to €63.5 million.

The number of advertisers on pagesjaunes.fr totalled 348,200 on 31 March 2006, a rise of 9.2% in one year.

Pagesjaunes.fr set a new audience record in 2006. The number of visits rose from 44.3 million in March 2005 to 61.9 million in March 2006 (2), a rise of 40%. With a reach rate of 38.9% in March 2006, pagesjaunes.fr ranks fifth among the most visited websites in France (3).

International & Subsidiaries Segment: growth in all subsidiaries

The revenues of the International & Subsidiaries segment amounted to €22.5 million in the first quarter of 2006, a rise of 19.5% on a constant publication basis for printed directories (+9.1% excluding acquisitions).

Revenues from B to C directories (QDQ Media, Editus Luxembourg and Edicom) advanced 39.1% to €8.1 million in the first quarter of 2006 due more particularly to the integration of Edicom, a company which was consolidated from July 1, 2005. Taking into account various publication timing differences, the revenues of QDQ Media reached €6.5 million in the first quarter of 2006, a rise of 17.2% on a constant publication basis for printed directories. This increase is primarily due to the strong growth in the internet activities of QDQ Media with the buoyant growth of QDQ.com.

Revenues from the Kompass businesses rose 9.3% to €8.4 million, while those from the direct marketing and geographic services were 12.7% higher at €6.0 million, due in particular to the strong growth of Mappy and the consolidation of e-sama for three months, compared to two months in the first quarter of 2005.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Recent events

The full opening up of the telephone directory enquiries market in France took place on April 3, 2006. The 118 008 service from PagesJaunes achieved the highest accuracy rate in a survey of the quality of directory enquiries services conducted by ARCEP, the French Telecommunication and Posts Regulator.

The new cartography service provided in partnership with the IGN (Institut Géographique National) has just gone online at pagesjaunes.fr. This service provides users and advertisers on pagesjaunes.fr with an aerial photograph service covering the whole of France, with high-definition aerial views which can be superimposed on and cross-faded to maps of the whole of France.

In the field of direct marketing, Wanadoo Data and e-sama have merged on 31 March 2006 to form PagesJaunes Marketing Services, which now conducts the direct marketing activities of PagesJaunes Groupe in France.

Financial targets

By way of a reminder, the financial targets of PagesJaunes Groupe for 2006 are as follows:

- organic growth in consolidated revenues of 6.5% to 8.5%,
- growth in consolidated GOM [4] of 5% to 7%, essentially in the second half because of the investment in 118 008 in the first half,
- target of GOM at break-even at QDQ Media in the second half.

PagesJaunes Groupe is envisaging the distribution of all of the consolidated attributable net income of the group in respect of 2006. It should be noted that the distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

About PagesJaunes Groupe

PagesJaunes Groupe is the leading European publisher of directories on the Internet (pagesjaunes.fr, qdq.com) and the leading publisher of printed directories in France (the PagesJaunes directory and *l'Annuaire*).

PagesJaunes Groupe also publishes directories for the general public in Spain, Morocco and Luxembourg, operates telephone directory enquiries services in France (118 008) and Spain (118 75) and publishes BtoB directories (Kompass) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and the direct marketing services of PagesJaunes Marketing Services.

With almost 620,000 advertisers in 2005, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

PagesJaunes Groupe is listed on Euronext Paris (PAJ).

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

Appendices:

Table 1: IFRS consolidated revenues of PagesJaunes Groupe in the first quarter of 2006 on a constant publication basis for printed directories [1]

In millions of euros	First quarter		
	2006	2005	Change
PagesJaunes in France	**188.4**	**177.6**	**6.1%**
Printed directories	**107.8**	**103.8**	**3.9%**
of which PagesJaunes	83.2	82.4	1.0%
of which L'Annuaire	24.6	21.4	15.2%
Online services	**73.9**	**68.7**	**7.4%**
of which Internet	63.5	52.8	20.4%
of which Minitel	10.3	16.0	-35.5%
Other revenues	**6.8**	**5.1**	**34.0%**
International & Subsidiaries	**22.5**	**18.8**	**19.5%**
BtoC directories	**8.1**	**5.8**	**39.1%**
of which QDQ Media	6.5	5.6	17.2%
Kompass businesses	**8.4**	**7.7**	**9.3%**
Direct marketing and geographic services	**6.0**	**5.3**	**12.7%**
Inter-segment	(1.6)	(0.4)	na
Consolidated revenues	**209.4**	**196.1**	**6.8%**

Table 2: Trend in the number of consultations of online directories [2]

In millions	Dec. 2004	March 2005	June 2005	Sept. 2005	Dec. 2005	March 2006
PagesJaunes 3611	15	14	14	13	11	11
Pagesjaunes.fr	36	44	48	50	49	62
Total	51	59	61	63	59	73

Table 3: Trend in the number of Internet advertisers of PagesJaunes

In thousands	Dec. 2004	March 2005	June 2005	Sept. 2005	Dec. 2005	March 2006
Pagesjaunes.fr	308.0	318.9	328.7	326.4	339.6	348.2
QDQ.com	24.7	28.6	31.5	36.1	41.0	42.3
Total	332.7	347.5	360.2	362.5	380.6	390.4

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Notes

(1) Constant publication basis: since the publication schedule of the printed directories of QDQ Media for the first quarter of 2005 is not comparable to that of the first quarter of 2006, the revenues on a constant publication basis for the first quarter of 2005 are obtained by applying the publication basis for printed directories of QDQ Media applicable in the first quarter of 2006.

(2) Source: Cybermétrie - Médiamétrie / eStat for the number of visits to pagesjaunes.fr and the number of requests made at the server interrogation centres of PagesJaunes 3611.

(3) Reach rate: number of Internet users visiting the site at least once in the month in question as a proportion of the actual number of active Internet users during this period - Source: Nielsen//Netratings "Home & Work" – domain ranking – March 2006.

(4) Gross operating margin (GOM): revenues less external purchases, operating expenses (net of operating income) and salaries and charges. The salaries and charges included in the GOM do not include employee profit-sharing or the cost of share-based payment.

***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Group appears in section 4 "Risk factors" of the "Document de Référence" of PagesJaunes Groupe S.A. filed with the French financial markets authority (AMF) under the number R. 06 - 024 on March 23, 2006 (the "Document de Référence"). A description of the objectives of the PagesJaunes Group appears in section 13 "Profit estimates or forecasts" of the "Document de Référence".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

All the accounting data are presented on an unaudited consolidated constant publication basis.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

Sèvres, May 31, 2006

RECORD AUDIENCE FOR "FRANCE SEEN FROM THE INTERNET": 5 MILLION VISITS[1] MADE BY MORE THAN 4 MILLION INTERNET USERS ON WWW.PAGESJAUNES.FR

THIS NEW AERIAL PHOTOGRAPH SERVICE COVERING THE WHOLE OF FRANCE[2] HAS PROVED A GREAT SUCCESS WITH INTERNET USERS IN THE PAST MONTH: MORE THAN 100 MILLION AERIAL PHOTOGRAPHS HAVE BEEN VIEWED

Convincing results: the aerial photograph service launched on April 26, 2006 has proved a big hit, with steady growth in the daily audience.

It is a useful, practical, local "virtual journey" service designed by PagesJaunes, Europe's leading publisher of directories on the Internet and France's leading publisher of printed directories, in partnership with the Institut Géographique National (IGN) – the national supplier of geographic, topographic and cartographic data – and Mappy – the leader in geographic location services for the general public and business users.

In line with PagesJaunes' policy of innovation, this new service – which is unique in France – includes a facility to search for local businesses and services. It is completely free of charge and requires no software installation.

A technological first for France on www.pagesjaunes.fr



PagesJaunes has shifted into high gear with this new partnership with the IGN: the aerial photograph service launched in July 2005 across 37 cities has now been extended to the **whole of France**, with unsurpassed image quality and precision, whether for a major city or a tiny hamlet:

- Territory of France fully digitised in 400,000 aerial photographs,
- Resolution of 50 cm/pixel, giving access to precise details,
- Zoom in and zoom out feature, from the whole of France to street level (8 levels),
- Navigation by panning[3] within the photograph.

This innovative aerial photograph service, combined with Mappy maps, enables users to get their bearings and locate PagesJaunes businesses in both map and photograph mode.

Press Release

[1] Accumulated audience from April 26 to May 29, 2006.
[2] Metropolitan France.
[3] The aerial view can be moved horizontally or vertically on the computer screen by keyboard or mouse.

"As the European leader in Internet search services, PagesJaunes is once again demonstrating its capacity for innovation through this partnership with the Institut Géographique National and Mappy. By enabling every Internet user to access aerial photographs of France, we are making local geographic information even more interactive and relevant to everyone, and at the same time helping to raise awareness of France's national heritage," said Jean-Marie Guille, Director of Online Businesses at PagesJaunes. *"We are delighted that this new service has proved such a great success among Internet users, who appreciate its practical and recreational value."*

Access the new service on www.pagesjaunes.fr and www.mappy.com

New online services to meet changing usage patterns among Internet users. Services that are more interactive and intuitive, helping users to take advantage of the power and richness of the Internet.

On pagesjaunes.fr, there are three ways to access the service:

- From **the results list** which appears after a search for a person or business, using the new "Vue aérienne" link, which is already operational,
- From **"Ville en Direct"**, by selecting the new "Vue aérienne" tab (due to go online in June 2006),
- From the **"Recherche à proximité"** local area search section (due to go online in June 2006): the user will be able to search for a business on the basis of an aerial photograph, displaying or hiding the names of roads, monuments, etc.

On mappy.com, the aerial photographs will be available in the summer of 2006 from the homepage and from each map search. With a simple click, users can switch between the map and the aerial photograph at any time – yet another demonstration of Mappy's desire to contribute to the development of the Internet, alongside PagesJaunes, by providing innovative services for people on the move.

From pagesjaunes.fr or mappy.com, users can also send an e-mail to friends enabling them to click straight through to the selected map and/or aerial view, complete with a personalised message – a really original way to arrange to meet with other users!

PagesJaunes and the Institut Géographique National

In order to offer a high-quality photograph service that meets the demands of its users, PagesJaunes was keen to join forces with a genuine expert able to provide:

- Rapid availability of an aerial photograph database covering the whole of France,
- Excellent photograph quality and resolution;
- Annual updating of the photographs of France in tranches of 20 *départements* (i.e. a full update every five years),
- Guaranteed masking of sensitive sites (military defence, etc.),
- Technical resources (4 dedicated photograph aircraft).

This partnership is also a foretaste of the future public service geoportal. This ambitious project will provide geographically based online access to the various levels of information issued by numerous public service partners.

A double success thanks to Mappy: technological expertise to enhance the user experience

One of Mappy's key strengths lies in its ability to combine practicality and innovation to revolutionise map services for the largest possible number of users. Building on the basis of the aerial photograph service launched in 2003, which currently covers 63 European cities, Mappy is now refining its service by focusing its expertise on all towns and cities in France, with constant image quality whatever the geographic location selected, from the centre of Paris to the tiny village of Bosnormand!

In addition to hosting and distributing all the photographs, Mappy has met a dual challenge:

- **Efficient, simple and intuitive technology**, which requires no downloading of software.
- **Enrichment of the user experience on pagesjaunes.fr and mappy.com**. While the map provides a graphic representation of the area, the fluid and instant transition to the photograph provides a real-life view, enabling the user to visualise the area he wants to visit as if he were already there, and to move around using the arrow keys on the keyboard or the mouse.

"We integrated the 400,000 aerial photographs of the Institut Géographique National in just four months! This technological feat was achieved by mobilising our twin strengths in map-making and information technology. Our aim is to give Internet users a unique experience based on the originality of the product, its ease of use, the confidence which it inspires and the quality of the service, in line with our existing Mappy product range," said Marina Barreau, CEO of Mappy.

TECHNICAL SUMMARY OF THE AERIAL PHOTOGRAPH SERVICE

• **Service**	• Aerial photographs on www.pagesjaunes.fr and www.mappy.com
• **Navigation in aerial views using the keyboard**	• Zoom in and zoom out • Lateral and axial movements
• **Navigation using the mouse**	• Move the view by holding down the left mouse button • Zoom in and zoom out using the scroll wheel on the mouse

About PagesJaunes
PagesJaunes is a subsidiary of PagesJaunes Groupe (listed on Euronext Paris), the leading European publisher of directories on the Internet (pagesjaunes.fr, qdq.com) and the leading publisher of printed directories in France (the PagesJaunes directory, the Annuaire, PagesPro). PagesJaunes also provides the 118 008 telephone directory enquiries service in France. With almost 620,000 advertisers in 2005, PagesJaunes is the second largest French company in terms of advertising revenue.

Information on PagesJaunes is available at **http://www.pagesjaunesgroupe.com**.

Press contacts:
Thomas BARBELET: +33 1 46 23 35 31 – 06 72 75 49 14 / tbarbelet@pagesjaunes.fr
Orith TABEUR: + 33 1 46 23 34 64 / otabeur@pagesjaunes.fr
Sabrina HEINZ: + 33 1 56 03 13 21 / sheinz@i-et-e.fr

pagesjaunes

RECEIVED

2006 JUL 26 P 3:02

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Sèvres, July 21, 2006

PagesJaunes Groupe: growth of 6.4% in revenues and 9.5% in net income in the first half of 2006

- **Consolidated revenues: +6.4%**
- **Consolidated gross operating margin [(1)]: +2.8%**
- **Net attributable income: +9.5%**

The consolidated revenues of PagesJaunes Groupe amounted to €512.4 million in the first half of 2006, a rise of 6.4% compared to the first half of 2005.

The consolidated gross operating margin increased 2.8% to €209.2 million in the first half of 2006. Operating income rose 8.2% to €194.7 million in the first half of 2006.

Consolidated net attributable income amounted to €131.5 million in the first half of 2006, compared to €120.1 million in the first half of 2005, a rise of 9.5%.

On the publication of the first-half results of PagesJaunes Groupe, Michel Datchary, Chief Executive Officer, said:

"PagesJaunes Groupe has maintained its strong sales growth in the first half of 2006. Revenues were 6.4% higher than in the first half of 2005. The 118 008 directory enquiry service only began to contribute to the growth of PagesJaunes in France from the second quarter. As forecast, the purchases of advertising space which accompanied the launch of 118 008 weighted on the Group's gross operating margin, which nevertheless increased 2.8% in the first half of 2006. These expenses were only partly offset by the control of publishing costs in France and the continued recovery of QDQ Media in Spain. The sagging of call volumes in the directory enquiries market and higher-than-expected advertising expenditure may result in full-year growth of consolidated revenues of around 6.5% and growth of the consolidated gross operating margin of PagesJaunes Groupe in the lower part of its target range for full-year 2006, including costs related to the project of development of an online classified ads business in France."

Press Release

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

PagesJaunes in France Segment: strong sales performance

Revenues: growth of 6.1%

The revenues of the PagesJaunes in France segment rose 6.1% to €464.4 million in the first half of 2006.

PagesJaunes maintained its strong sales performance in the period to June 30, 2006, with the number of new advertisers in line with expectations.

Printed directories: strong growth of *l'Annuaire* (White Pages)

Revenues from printed directories rose 3.7% to €296.4 million in the first half of 2006.

The new formula for *l'Annuaire* has proved a great commercial success with PagesJaunes' advertisers. Revenues from *l'Annuaire* grew 14.3% to €61.9 million in the first half of 2006. As expected, this growth in revenues from *l'Annuaire* weighted on the growth of revenues from the PagesJaunes directory, which increased 1.2% to €234.5 million in the first half of 2006. The current enriching of subscriber lists with unbundled and mobile numbers should increase the utility value of *l'Annuaire*, but will be accompanied by an increase in print runs and distribution from 2007, which may lead to an increase in publishing costs.

Online services: continued growth of pagesjaunes.fr

Revenues from online services advanced 8.9% to €153.2 million in the first half of 2006. The decline in the Minitel service, where revenues fell 32.4% to €20.4 million in the first half of 2006, was more than offset by the increase in revenues from the Internet services (pagesjaunes.fr and websites) which grew 20.2% to €132.8 million.

The number of online advertisers on pagesjaunes.fr totalled 355,900 as at June 30, 2006, a rise of 8.3% in one year.

Pagesjaunes.fr set a new audience record in June 2006. The number of visits rose from 48 million in June 2005 to 64 million in June 2006 [(3)], a rise of 33%, driven by the launch of new online content in the first half of 2006, in particular aerial photographs (3 million page views per day on average since they went online). With a reach rate of 42.6% in June 2006, pagesjaunes.fr has consolidated its fifth position in the ranking of the most visited internet sites in France [(4)]. The value of this audience growth is being enhanced through changes to rates and advertising products: the full rollout of the free call service which enables users to call "module pagesjaunes.fr" advertisers free of charge (as at June 30, 2006 almost 50,000 module pagesjaunes.fr advertisers were already equipped with the service), expansion of the "En savoir +" product range (as at June 30, 2006, almost 24,000 advertisers had signed up for "En savoir +"), with new options providing users with more rich media content, and an extension to the e-advertising offering thanks to the opening of new spaces.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

Directory enquiry service: start-up in the second quarter

Revenues from telephone directory enquiry services (118 008) amounted to €5.2 million in the first half of 2006. These comprise traffic revenues billed directly to the users of the service and advertising revenues. Revenues from 118 008 were not significant in the first half of 2006, since the market has only recently been fully liberalised (April 3, 2006). Pending the publication of market figures by ARCEP, PagesJaunes estimates that the annual trend in the market is 35-45% below 2004. In spite of the high level of advertising investment by the various operators of directory enquiry services in 2006 and probably in 2007, which are expected to delay operational break-even in this business by one year to 2008, PagesJaunes is confirming its target of being among the three main operators of directory enquiry services.

Result: 2.1% rise in gross operating margin

The gross operating margin of the PagesJaunes in France segment increased 2.1% to €208.3 million in the first half of 2006.

External purchases in the PagesJaunes in France segment amounted to €126.3 million in the first half of 2006, a fall of 0.6% compared to the first half of 2005, while revenues in the segment advanced 6.1% over the same period. This slight decrease in external purchases is due to continued control of the costs of paper purchases, storage and printing of directories, in spite of a rising trend in paper prices and delivery costs. It is also due to the revision of the advertising representation, production and distribution agreements for *l'Annuaire* between France Telecom and PagesJaunes, which resulted in the discontinuation of the fee paid to France Telecom for an amount of €25.8 million in the first half of 2005 and, at the same time, the ending of recharging to France Telecom of the production and distribution costs for *l'Annuaire*, representing €18.2 million in the first half of 2005. These factors partially offset the substantial purchases of advertising space in the first half of 2006 to support the launch of 118 008.

The salaries and charges in the PagesJaunes in France segment amounted to €123.7 million in the first half of 2006, a rise of 5.3% compared to the first half of 2005. This increase was smaller than that of revenues, which advanced 6.1% over the same period.

International & Subsidiaries segment: revenue growth of 8.9% on a constant consolidation basis (2)

Revenues: sustained revenue growth

The revenues of the International & Subsidiaries segment amounted to €51.4 million in the first half of 2006, a rise of 13.4% compared to the first half of 2005. The recently consolidated companies (e-sama and Edicom) jointly represented additional revenues of €1.9 million in the first half of 2005. On a constant consolidation basis, the growth in revenues in the International & Subsidiaries segment amounted to 8.9% in the first half of 2006.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

Revenues from B to C directories (QDQ Media, Editus Luxembourg, Edicom) advanced 18.4% to €23.4 million in the first half of 2006 (+11.7% on a constant consolidation basis). Revenues from the Kompass businesses increased 12.2% to €15.9 million, while those generated by direct marketing and geographic services rose 6.3% to €12.2 million (+0.3% on a constant consolidation basis).

The revenues of QDQ Media advanced 10.5% to €21.1 million in the first half of 2006. The revenue growth of QDQ Media was buoyant in online services (QDQ.com), with a rise of 45.5% to €3.9 million, while the growth of revenues from printed directories amounted to 4.2%. The proportion of sales generated by online businesses represented 18.6% of revenues in the first half of 2006, against 14.1% in the first half of 2005.

Result: positive gross operating margin in prospect at QDQ Media in second half of 2006

The gross operating margin in the International & Subsidiaries segment amounted to €0.9 million in the first half of 2006, compared to a loss of €0.5 million in the first half of 2005.

The continuation of the recovery plan at QDQ Media led to an improvement in its gross operating margin, with a reduced loss of €0.7 million in the first half of 2006, compared to a loss of €2.8 million in the first half of 2005. This favourable trend is mainly due to the decrease in commercial and communication expenses at QDQ Media and improved management of customer risk, following the actions taken as part of the recovery plan.

The substantial improvement in the gross operating margin of QDQ Media was partly offset by the completion of the merger of Wanadoo Data and e-Sama, creating PagesJaunes Marketing Services, and the launching costs for the online classified ads service in France, which should provide a source of growth in the medium term.

Financial targets for 2006

The sagging of call volumes in the directory enquiries market and higher-than-expected advertising expenditure may result in growth in the consolidated revenues of PagesJaunes Groupe of around 6.5% in full-year 2006.

The growth of the consolidated gross operating margin of PagesJaunes Groupe is expected to be in the lower part of its full-year target range of 5% to 7% in 2006, excluding costs related to the sale of France Telecom's holding in the capital of PagesJaunes Groupe, but including costs related to the project of development of an online classified ads business in France.

PagesJaunes Groupe is reiterating its target of breakeven in the gross operating margin of QDQ Media in the second half.

PagesJaunes Groupe envisages the distribution of its entire consolidated net attributable income in respect of the 2006 financial year. It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

About PagesJaunes Groupe

PagesJaunes Groupe is the leading European publisher of directories on the Internet (pagesjaunes.fr, qdq.com) and the leading publisher of printed directories in France (the PagesJaunes directory and *l'Annuaire*).

PagesJaunes Groupe also publishes directories for the general public in Spain, Morocco and Luxembourg, operates telephone directory enquiries services in France (118 008) and Spain (118 75) and publishes BtoB directories (Kompass) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and the direct marketing services of PagesJaunes Marketing Services.

With almost 620,000 advertisers in 2005, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

PagesJaunes Groupe is listed on Euronext Paris (PAJ).

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com.

Contacts:

PagesJaunes Press
Thomas Barbelet / Daniel Lemin
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
dlemin@pagesjaunes.fr

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
+33 (0)1 44 44 93 93
Nilou du Castel
nilou.ducastel@orange-ft.com
Sébastien Audra
sebastien.audra@orange-ft.com
Bertrand Deronchaine
bertrand.deronchaine@orange-ft.com

pagesjaunes

Appendices:

Table 1: Consolidated revenues of PagesJaunes Groupe in the first half of 2006

In millions of euros	Second quarter			First half		
	2005	2006	Change	2005	2006	Change
PagesJaunes in France	**260.3**	**276.0**	**6.0%**	**437.9**	**464.4**	**6.1%**
Printed directories	**182.2**	**188.6**	**3.5%**	**285.9**	**296.4**	**3.7%**
of which PagesJaunes	149.4	151.3	1.3%	231.8	234.5	1.2%
of which *L'Annuaire*	32.8	37.2	13.7%	54.2	61.9	14.3%
Online services	**72.0**	**79.4**	**10.3%**	**140.7**	**153.2**	**8.9%**
of which Internet	57.7	69.2	19.9%	110.5	132.8	20.2%
of which Minitel	14.2	10.1	-28.8%	30.2	20.4	-32.4%
Directory enquiry services	**-**	**3.7**	**na**	**-**	**5.2**	**na**
Other revenues	**6.2**	**4.3**	**-29.8%**	**11.2**	**9.6**	**-14.0%**
International & Subsidiaries	**22.6**	**28.9**	**28.0%**	**45.3**	**51.4**	**13.4%**
on a constant consolidation and publication basis	*28.4*	*28.9*	*1.9%*	*47.2*	*51.4*	*8.9%*
BtoC directories	**9.0**	**15.2**	**68.7%**	**19.7**	**23.4**	**18.4%**
on a constant consolidation and publication basis	*15.1*	*15.2*	*1.1%*	*20.9*	*23.4*	*11.7%*
of which QDQ Media	8.7	14.6	68.0%	19.1	21.1	10.5%
on a constant publication basis	*13.5*	*14.6*	*7.7%*	*19.1*	*21.1*	*10.5%*
Kompass businesses	**7.4**	**7.5**	**1.0%**	**14.2**	**15.9**	**12.2%**
on a constant consolidation basis	*6.5*	*7.5*	*15.6%*	*14.2*	*15.9*	*12.2%*
Relational marketing and geographic services	**6.1**	**6.1**	**0.7%**	**11.4**	**12.2**	**6.3%**
on a constant consolidation basis	*6.8*	*6.1*	*-9.4%*	*12.1*	*12.2*	*0.3%*
Inter-segment	(1.2)	(1.8)	-	(1.5)	(3.4)	-
Consolidated revenues	**281.7**	**303.1**	**7.6%**	**481.7**	**512.4**	**6.4%**
On a constant consolidation and publication basis	***287.6***	***303.1***	***5.4%***	***483.5***	***512.4***	***6.0%***

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

Table 2: First-half consolidated income statement of PagesJaunes Groupe

In millions of euros	First half of 2005	First half of 2006	Change 2006/2005
Revenues	**481.7**	**512.4**	**6.4%**
External purchases	(145.8)	(146.3)	0.4%
Other operating income and expenses	9.8	(5.5)	na
Personnel expenses: - Salaries and charges	(142.2)	(151.4)	6.5%
Gross operating margin	**203.5**	**209.2**	**2.8%**
- Employee profit-sharing	(14.5)	(5.8)	-59.8%
- Share-based payment	(4.2)	(2.1)	-49.1%
Depreciation and amortisation	(4.4)	(6.2)	40.4%
Impairment of fixed assets	(0.4)	0.0	-
Capital gain (loss) on asset disposals	(0.1)	(0.3)	na
Restructuring expenses	0.0	(0.1)	na
Operating income	**180.0**	**194.7**	**8.2%**
Financial result	4.1	7.7	90.3%
Corporation tax	(64.0)	(70.9)	10.8%
Net income	**120.1**	**131.5**	**9.5%**

Table 3: First-half results of PagesJaunes Groupe by segment

In millions of euros	PagesJaunes in France			International & Subsidiaries		
	First half of 2005	First half of 2006	Change 2006/ 2005	First half of 2005	First half of 2006	Change 2006/ 2005
Revenues	**437.9**	**464.4**	**6.1%**	**45.3**	**51.4**	**13.4%**
External purchases	(127.1)	(126.3)	-0.6%	(20.2)	(23.4)	16.1%
Other operating income and expenses	10.7	(6.1)	na	(1.0)	0.6	na
Personnel expenses: - Salaries and charges	(117.5)	(123.7)	5.3%	(24.7)	(27.7)	12.2%
Gross operating margin	**204.0**	**208.3**	**2.1%**	**(0.5)**	**0.9**	**na**
- Employee profit-sharing	(14.3)	(5.8)	-59.3%	(0.2)	(0.0)	-95.0%
- Share-based payment	(3.7)	(1.7)	-54.3%	(0.4)	(0.4)	-2.1%
Depreciation and amortisation	(2.9)	(4.2)	44.3%	(1.4)	(1.9)	32.5%
Impairment of fixed assets	0.0	0.0	-	(0.4)	(0.0)	-96.4%
Result of asset disposals	0.0	(0.3)	na	0.0	0.0	-
Restructuring expenses	0.0	0.0	-	0.0	(0.1)	na
Operating income	**183.0**	**196.3**	**7.2%**	**(3.1)**	**(1.6)**	**na**

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

Table 4: Trend in the number of consultations of online directories (3)

In millions	March 2005	June 2005	Sept. 2005	Dec. 2005	March 2006	June 2006
PagesJaunes 3611	14	14	13	11	11	10
Pagesjaunes.fr	44	48	50	49	62	64
Total	59	61	63	59	73	74

Table 5: Trend in the number of Internet advertisers of PagesJaunes Groupe

In thousands	March 2005	June 2005	Sept. 2005	Dec. 2005	March 2006	June 2006
Pagesjaunes.fr	318.9	328.7	326.4	339.6	348.2	355.9
QDQ.com	28.6	31.5	36.1	41.0	42.3	44.2
Total	347.5	360.2	362.5	380.6	390.4	400.1

Notes

(1) Gross operating margin (GOM): revenues less external purchases, operating expenses (net of operating income) and salaries and charges. The salaries and charges included in the gross operating margin do not include employee profit-sharing or the cost of share-based payment.

(2) Constant consolidation basis: the pro forma consolidated data reflect the consolidation of Edicom and e-sama on 1 January 2005. The figures are unaudited.

(3) Source: Cybermétrie - Médiamétrie / eStat for the number of visits to pagesjaunes.fr and the number of requests made at the server request centres of PagesJaunes 3611.

(4) Monthly reach rate: number of Internet users visiting the site at least once in the month in question as a proportion of the actual number of active Internet users during this period - Source: Nielsen//Netratings "Home & Work" – domain ranking – June 2006.

***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Group appears in section 4 "Facteurs de risques" of the "Document de Référence of PagesJaunes Groupe S.A. filed with the French financial markets authority (AMF) under the number R. 06 - 024 on March 23, 2006. A description of the objectives of the PagesJaunes Group appears in section 13 "Prévisions ou estimations de bénéfices" of the "Document de Référence".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

All the accounting data are presented in unaudited consolidated form.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com

PagesJaunes Groupe

Document de référence 2005



12-31-05
AR/S

pagesjaunes

Contents

Document de référence **2005**



Unofficial translation, for information purposes only, of the French language *document de référence* 2005 of PagesJaunes Group, registered with the Autorité des marchés financiers on 23 March 2006 under the registration number R. 06-024.

PagesJaunes Groupe

Limited liability corporation with 55,757,922 euros in capital
Registered Offices: 7, avenue de la Cristallerie – 92317 Sèvres Cedex – France
R.C.S. Nanterre 552 028 425

Document de référence 2005

In application of its general regulations, in particular Article 212-13, the *Autorité des marchés financiers* (the *AMF*) has registered this *document de référence* on 23 March 2006 as number R 06-024. It can only be used to back up a financial operation if it is accompanied by a memorandum of operation approved by the *Autorité des marchés financiers*. This *document de référence* was drawn up by the issuer, under the responsibility of its signatories.

This registration, in accordance with measures stipulated in Article L. 621-8-1-I of the French Monetary and Financial Code, was carried out after the AMF verified that *"the document is complete and understandable, and the information herein is consistent"*. It does not imply any authentication of the accounting and financial information presented.

Copies of this *document de référence* are available free of charge from the PagesJaunes Group, 7 Avenue de la Cristallerie, 92317 Sèvres Cedex, as well as on the PagesJaunes Group website at http://www.pagesjaunesGroup.com and on the website of the *Autorité des marchés financiers* at www.amf-france.org.

In compliance with Article 28 of European Regulation (EC) No. 809/2004 as application of Directive 2003/71/EC referred to as the "Prospectus" Directive, the following information is provided for reference in this *document de référence*:

- the Group's consolidated financial statements and the Auditor's Report on the consolidated financial statements for the period ended 31 December 2003, as presented respectively in the *document de référence* registered on 3 June 2004 as number I.04-104 on pages 94 and following, and on pages 120 and following;
- the Group's corporate accounts and the Auditor's Report on the corporate accounts for the period ended 31 December 2003, as presented respectively in the *document de référence* registered on 3 June 2004 as number I.04-104 on pages 146 and following, and on pages 156 and following;
- the Group's consolidated financial statements and the Auditor's Report on the consolidated financial statements for the period ended 31 December 2004 as presented respectively in the *document de référence* registered on 30 March 2005 as number R.05-034 on pages 83 and following, and on page 105;
- the Group's corporate accounts and the Auditor's Report on the corporate accounts for the period ended 31 December 2004 as presented respectively in the *document de référence* registered on 30 March 2005 as number R.05-034 on pages 106 and following, and on page 116.

In this *document de référence*, the terms "PagesJaunes Group" or "the Company" refer to the PagesJaunes Group holding company, and the terms "PagesJaunes SA" or "PagesJaunes" refer to the company PagesJaunes SA. The term "Group" refers to the group of companies comprising the Company and all its subsidiaries and the term "Consolidated Group" refers to the group of companies comprising the Company and all its subsidiaries apart from PagesJaunes Outre-Mer and PagesJaunes Liban, which are not consolidated. A glossary defining the main terms in this *document de référence* is given at the end of this document.

1.1 Those responsible for the *document de référence*

Responsibility for this *document de référence* is ensured by Mrs. Stéphane Pallez, Chairman of the Board and Mr. Michel Datchary, CEO of PagesJaunes Group.

1.2 Statement by those responsible for the *document de référence*

"To the best of our knowledge, and after having taken all reasonable measures for this purpose, the information in this document de référence *is accurate; it includes all the information needed by investors to form an opinion on the Group's assets, business, financial position, results and prospects; it contains no omissions which could change its scope.*

We have obtained a letter of work completion from the official auditors, in which they indicate that they have carried out their work in accordance with professional standards accepted in France, in verifying the information pertaining to the financial situation and statements in this document de référence *as well as in reading the complete* document de référence.

The historical financial information presented in the document de référence *was subject to official auditor's reports.*

Without putting into question the opinion that they expressed concerning the accounts, the official auditors in their report on the consolidated financial statements for the period ended 31 December 2005, presented in chapter 20.5 of this document de référence *made an observation on note 3.1.2 concerning the accounting positions retained by PagesJaunes Group pertaining to paragraphs 10 to 12 of IAS 8."*

Mrs. Stéphane Pallez
Chairman of the Board, PagesJaunes Group

Mr. Michel Datchary
CEO, PagesJaunes Group

Official auditors

2.1 Statutory auditors

Deloitte & Associés
represented by Éric Gins and Jean-Paul Picard
185 avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex

Appointed at the General Shareholders' Meeting held on 3 June 2003 as replacements for the resigning Statutory auditors Ernst & Young, for the remaining period of their predecessors' appointment, until the end of the General Shareholders' Meeting voting on the accounts for the fiscal year ending on 31 December 2003. This appointment was renewed at the General Shareholders' Meeting held on 27 May 2004 for a term of six fiscal years until the end of the General Shareholders' Meeting voting in 2010 on the accounts for the Company's fiscal year ending on 31 December 2009.

Ernst & Young Audit
represented by Christian Chiarasini and Jérémy Thurbin
Tour Ernst & Young
Faubourg de l'Arche
11 allée de l'Arche
92037 Paris-La Défense Cedex

Appointed joint chief auditor of the Company at the General Shareholders' Meeting held on 27 May 2004 for a term of six fiscal years, until the end of the General Shareholders' Meeting voting in 2010 on the accounts for the fiscal year ending on 31 December 2009.

2.2 Substitute auditors

BEAS
7-9, Villa Houssay
92524 Neuilly-sur-Seine Cedex

Appointed at the General Shareholders' Meeting held on 3 June 2003 as replacements for the resigning substitute auditors Mr. Francis Gidoin, for the remaining period of their predecessors' appointment, until the end of the General Shareholders' Meeting voting on the accounts for the fiscal year ending on 31 December 2003. This appointment was renewed at the General Shareholders' Meeting held on 27 May 2004 for a term of six fiscal years until the end of the General Shareholders' Meeting voting in 2010 on the accounts for the Company's fiscal year ending on 31 December 2009.

Auditex
Tour Ernst & Young
Faubourg de l'Arche
11, allée de l'Arche
92037 Paris-La Défense Cedex

Appointed joint substitute auditor of the Company at the General Shareholders' Meeting held on 27 May 2004 for a term of six fiscal years, until the end of the General Shareholders' Meeting voting in 2010 on the accounts for the fiscal year ending on 31 December 2009.

Selected financial information

(in millions of euros)	FY 2003 (French referential)	FY 2004 (French referential)	FY 2004 (IFRS)	FY 2005 (IFRS)
Consolidated Group revenue	**882.7**	**973.1**	**967.2**	**1,060.7**
PagesJaunes in France segment	847.5	908.4	903.9	956.1
International and Subsidiaries segment	35.2	64.7	65.1	108.9
Gross operating margin (GOM) of the consolidated Group (A)	**368.4**	**416.0**	**407.5**	**463.1**
PagesJaunes in France segment	365.9	423.7	413.9	457.5
International and Subsidiaries segment	2.5	(7.7)	(6.5)	5.5
Consolidated net income of the Group	**230.6**	**233.4**	**213.6**	**261.7**
Total shareholders' equity – Group share	**332.4**	**383.4**	**387.5**	**407.1**
Consolidated net Group cash	**578.1**	**613.5**	**629.7**	**553.0**
Cash from the business of the consolidated Group	**277.5**	**362.2**	**362.2**	**263.5**
Net profit per share (euro)	**0.83 (B)**	**0.84**	**0.77**	**0.94**
Dividend per share (euro)	**0.86**	**0.93**	**0.93**	**1.02 (C)**

(A) Operating results before amortization and employee profit sharing in French referential.
(B) Published comparable.
(C) Board of Directors' proposal to the General Shareholders' Meeting on 19 April 2006.

Risk factors

Contents

Investors are asked to consider the risk factors described in this chapter before taking any decision to invest. If one or more of these risks were to materialise, the Group's business, financial position, results and development could be affected.

4.1 Cautionary Notes Regarding Forward-Looking Statements

This *document de référence* contains statements about outlook. These declarations are sometimes identified by using the future tense, the conditional tense and terms such as "aim to", "believe", "expected to", "could", "estimate", "anticipate", "plan" and "should", as well as other similar terms. The reader is therefore warned that these statements about outlook depend on circumstances or facts which could occur in the future. These statements are not historical facts and should not be interpreted as guarantees that the facts and data given will occur. Apart from the information contained in this *document de référence*, investors are asked to carefully consider the risks described below before taking any decision to invest. Any or all of these risks could have a negative effect on the Group's business, financial position or results. In addition, other risks, which have not yet been identified or are considered insignificant by the Group could have the same negative effect and investors could lose all or part of their investment. These risks particularly include:

- changes in the advertising market, particularly local advertising;
- a reduction in revenue;
- changes in technology and changes in users' preferences;
- the effects of integrating entities already purchased or past or future investments and the ability to realise anticipated profits;
- the inability to recruit capable and qualified sales staff;
- customers' and suppliers' financial or operating conditions and relations with them;
- fluctuations in costs and the availability of paper in the world market;
- risks of disputes over rights to the intellectual property needed for the business;
- economic, regulatory and political factors in the countries where the Group operates;
- factors relating to the Group's business, particularly lawsuits, employee relations, collective bargaining agreements and tax regulations;
- in general, all the risks described in this section.

The risks associated with the Group, the risks associated with the directories and Internet sectors, and the risks associated with the financial markets are presented in each of these categories, in decreasing order of importance, according to the Company's current opinion of them. The occurrence of events inside or outside the Group is likely to change the future of this order of importance.

4.2 Risks relating to the Group's business and its strategy

CHANGES IN TECHNOLOGY AND USERS' PREFERENCES – REDUCTION IN THE USE OF THE PRINTED AND MINITEL DIRECTORIES

The development of new technologies and widespread use of the Internet in the workplace, at home and on the move has meant that consumers' preferences and habits have changed. This has had a particularly negative effect on the use of Minitel services and could have a long-term significant influence on the use of the printed directories, and it should be noted that a reduction in the audience of a particular format leads over time to a reduction in advertising revenue for that format. So, the Paris region is distinguished from the rest of France by a lower use of printed directories and higher use of on-line directories. Even if this can be explained by the fact that the place of usage is often not the home of the person concerned and by a historically higher use of on-line services (Minitel and Internet), there is no guarantee that this is not a precursor of the long-term audience situation in France.

The Group takes a substantial part of its advertising revenue from the printed directories and, to a lesser degree, from operating the Minitel services, and the new revenue which the Group could extract from on-line directories, particularly the Internet, may not compensate for the expected drop in Minitel service income or a possible drop in the printed directories, which could have a significant negative impact on the Group's business, financial position or results.

UNCERTAINTY ABOUT THE BUSINESS MODEL OF ON-LINE ADVERTISING

The Group must deal with its competitors in the Internet market for the services it offers. Various pricing models are used to sell advertising on the Internet and it is hard to predict which of these models will turn out to be the industry standard, if any. Although the Group has managed to increase its profitability due to a reasonable increase in the price of its advertising products on the Internet, an increase in the number of competitors in the on-line advertising market sector could lead to a drop in the rates in effect on the market and a change in the Group's business model.

Based on the factors described above, no assurances can be given that the Group will be able to maintain or increase its prices in the future. These factors could have a significant negative impact on the Group's business, financial position or results, or in its ability to achieve its goals.

UNCERTAINTY ABOUT THE DEVELOPMENT OF THE DIRECTORY INQUIRIES SERVICE IN FRANCE (118 008)

In November 2005, the Group launched a directory enquiries service (118 008) and is striving to become a leader in this business. As this is a new field for the Group and entirely open to stiff competition, no assurances can be given that the Group will reach its goals in this area.

INABILITY TO HANDLE COMPETITION

The Group is seeing an increasing level of competition in the local advertising market over all geographical markets where it is present. No assurances can be given that the Group will be able to handle this competition now or in the future. Increasing competition could result in lower prices, reduced growth, reduced margins or the loss of market share, and each of these elements could have significant negative effects on the Group's business, financial position or results.

SENSITIVITY TO THE ECONOMIC CIRCUMSTANCES GROUP'S INABILITY TO ADAPT ITS COST STRUCTURE

The Group's income could drop significantly if the countries where the Group generates major advertising revenue experienced a deterioration in their economic conditions.

The Group's inability to adapt its cost structure if faced with a downturn in the economy or increased competition could also have a significant negative impact on the Group's business, financial position or results.

RISKS FROM THE BUSINESS IN SPAIN

The Group is present in Spain through QDQ Media, the second largest directory publisher in the Spanish market. QDQ Media suffered heavy operating losses up to 2004. The Group has been taking restructuring measures since 2003 (see section 6.2.2.1.1 "QDQ Media") intended to correct the situation at QDQ Media. The Spanish directory market is very competitive, and despite improvements observed since 2003, there can be no assurances given that the Group will manage to make QDQ Media profitable. The Group's inability to make QDQ Media profitable may have a significant negative impact on the Group's business, financial position or results.

INCREASE IN THE PRICE OF PAPER OR OTHER PRODUCTION FACTORS

If the price of paper or the cost of other production factors goes up, operating costs could increase significantly.

An increase in the price of paper or a shortage of paper over a long period could have a significant negative impact on the Group's business, financial position or results. The price of paper when this document goes to press is at a historic low, so it is possible that the price could go up significantly in the future. As an example, based on the volumes of paper purchased by PagesJaunes in 2005, a 10% increase in paper price per ton on the world market leading to an equivalent increase in the cost of paper under the paper supply contracts signed by the PagesJaunes Group, would have meant an increase in printing paper costs of 4.2 million euros in 2005 (i.e. 0.4% of PagesJaunes revenue for 2005). The Group has no mechanisms to cover variations in the price of paper.

Moreover, in France, Article L. 541-10-1 of the French Environmental Code, institutes the obligation, for publishers of paper editions distributed to the general public, to contribute to the costs of collecting, recycling and eliminating waste produced by this publishing activity. This article calls for an order of application which has not yet been published.

If this order were to be published, PagesJaunes, as a publisher of directories, would have to pay this contribution, referred to as "green tax on distributed printed material", such as provided for under 9 of I of Article 266 sexies of the Customs Code. The increase in PagesJaunes' costs or charges because of this contribution or tax could have a significant negative impact on the Group's business, financial position or results.

The Group subcontracts most of the work involved in printing, binding and packing printed directories. An increase in the cost of these jobs could have a significant negative impact on the Group's business, financial position or results.

In addition, the Group has outsourced the distribution of the directories to a certain number of subcontractors. The increase in distribution costs or difficulties encountered with distribution could have a significant negative impact on the Group's business, financial position or results.

RISKS ASSOCIATED WITH CUSTOMER SERVICE PAYMENTS

Advertisers can be billed on an instalment basis when their advertising products actually appear. There can be no assurances that these payment plans and the Group's current levels of uncollected debts can be maintained in the future, which could have a significant negative impact on the Group's financial position and cash flow.

RISK OF A DROPPING OFF IN THE CONTENT OF PUBLISHED DIRECTORIES; INABILITY TO IMPROVE THE TECHNICAL FEATURES AND FUNCTIONALITIES IN THE SERVICES OFFERED BY THE GROUP

The Group's goal in its printed and on-line directories, as well as via its information enquiry services, is to provide useful information which is as exhaustive as possible. The information about individuals and businesses published in the Group's directories is mostly gathered from databases of various telecommunications operators. If the Group was unable to access these databases, if the number of people with a landline telephone was to drop significantly in favour of mobile telephones, without the possibility of creating a complete database of mobile telephone subscribers, or if a large number of subscribers asked to be unlisted, no assurance can be given that the Group would be able to gather the information about individuals and businesses by other means, and that this would not lead to a dropping off in the content of these directories, which could have a significant negative impact on the Group's business, situation or results.

In addition, to remain competitive, the Group must continually improve its reaction time, the functionality and features of its products and services, and develop new products and services which are attractive to users and advertisers. Use of the Internet as a format for some products developed by the Group has increased this need for adaptability. In fact, compared to other formats, the Internet is characterised by more rapid technological advances, the frequent introduction of new products and services, business standards in constant and rapid process of change, very volatile and changeable demand from the consumer and instability in its business models. The new nature of these products and services and their fast evolution requires the Group to constantly improve its performance and be very adaptable in its technology. Any inability by the Group to anticipate or properly respond to changes in technology or demand, significant delays or major costs incurred in developing and marketing new products and services could have a significant negative impact on the Group's business, financial position or results.

DAMAGE TO INFORMATION, PRODUCTION OR DISTRIBUTION SYSTEMS

A major part of the Group's business depends on the efficient, continuous operation of its information, production and distribution systems. These systems could be damaged due to a range of causes, including fire, widespread power cuts, damage to communications networks, intrusions into the computer systems, vandalism or any other cause which could affect operations. As far as the activities which the Group subcontracts are concerned, the Group cannot respond to these types of events and must rely on the ability of the subcontracting companies to react quickly and effectively. Any inability by subcontractors to respond to these problems could have an impact on the Group's business. As far as the activities where the Group has full control are concerned, no assurance can be given that the Group will have the technical and financial capacity to alleviate all the damage caused. The Group's business could be significantly affected.

RISK ASSOCIATED WITH KOMPASS ACTIVITIES

The Group publishes the Kompass directories in France, Spain, Belgium, Luxembourg and Morocco based on contracts with Kompass International, which has assigned it the use of the "Kompass" trademark in each of these five countries. Because of changes in technology and users' preferences, the Kompass publishing companies' business is more and more geared towards the Internet with the marketing of advertising space and selling fee- based access to the kompass.com website. The kompass.com website is published by Kompass International and the Kompass France, Kompass Belgium and Edicom companies, Group subsidiaries and publishers of a Kompass service, which are therefore more and more dependent on a service over which they do not have editorial control. This situation could reduce the Group's ability to develop its business associated with Kompass services in a profitable manner and could have a significant negative impact on the Group's business, financial position or results.

FLUCTUATIONS IN THE GROUP'S QUARTERLY SALES AND SIX-MONTH RESULTS

The various editions of the Group's printed directories are published and distributed throughout the year, and so the business of printed directories does not go through any major cycles. However, unlike on-line directories, publishing and distributing printed directories can take place irregularly. From a bookkeeping point of view, income and expense from selling advertising space in the printed directories are taken into account in results when they are published. Therefore sales can be irregular from one quarter to the next and the results for one six-month period may not be representative of the Group's annual results. In addition, if the publication of one or more directories is brought forward or delayed determining revenue as well as the associated costs of publication and distribution could be delayed or brought forward. Finally, the time delay between determining income and costs on the one hand, and the actual payment of the costs and billing advertisers on the other hand could have an influence on operating results, GOM or other financial indicators generally used by investors to evaluate the financial performance of a company and not reflect the Group's actual liquidity level.

EFFECT OF INVESTMENTS OR DIVESTMENTS

The Group may decide to carry out acquisitions or investments in one of its businesses. No assurances can be given that the Group will manage to successfully integrate the acquired companies, to realise the anticipated synergies, maintain uniform standards, controls, procedures and policies, maintain good relations with the staff at the acquired companies or that the additional income and results generated by each acquisition will justify the price paid for the acquisition. A failure in any of these integration steps could have a negative impact on the Group's business, financial position or results.

A part of these acquisitions and investments could involve payment by issuing shares in the PagesJaunes Group, which could have a diluting effect for the PagesJaunes Group shareholders. These acquisitions and investments, whether paid for in cash or shares, could have an unfavourable effect on the Group's business, financial position or results.

The Group could also decide to divest itself, sell or close down any of its businesses. No assurance can be given that the Group could find potential buyers or that the price received for the sale of these businesses or the cost reductions associated with the sale or closing of these businesses could offset any drop in the Group's results.

PRESENTATION OF DATA ON A LIKE-FOR-LIKE BASIS

The financial information on a like-for-like basis included in this *document de référence* is taken mostly from the business results of companies which were sold either directly or indirectly to PagesJaunes Group since the beginning of 2004. To prepare this information, a certain number of assumptions and adjustments have been made. Therefore, this financial information is not necessarily an indication (i) of the operating results the Group would have had if it had been autonomous in the periods being analysed, or (ii) of the Group's operating results in the future.

4.3 Risks relating to relations between the Group and the France Télécom Group

CONTROL OF THE FRANCE TÉLÉCOM GROUP

Because of the amount of the Company's share capital it owns, France Télécom is in a position to have a decisive influence on most of the Group's corporate decisions, particularly those requiring approval from the shareholders (electing and dismissing members of the Board, distributing dividends, changing the by-laws and deciding to undertake major Group operations, including new securities). This means that control of the France Télécom group could have a significant impact on the Group's recruiting or compensation policy.

CONFLICTS OF INTEREST AND COMPETITION WITH THE FRANCE TÉLÉCOM GROUP

The France Télécom group could exercise control over the PagesJaunes Group's operations and strategy. Although France Télécom agreed not to compete with the Group in France and Spain until 31 December 2008 in the area of publishing printed business directories, the Group's financial goals and those of France Télécom may not always be in agreement. In addition, France Télécom owns majority or minority holdings in other companies in the telecommunications sector in a large number of countries in Europe and other countries in the world. Through these holdings, France Télécom could find itself in competition with the Group's business. As a result of the consolidation and convergence which are expected in the telecommunications sector, it is possible that other parts of the France Télécom group could become Group competitors.

COMPETITIVE DIFFICULTIES ASSOCIATED WITH RELATIONS WITH FRANCE TÉLÉCOM

For strategic reasons, the Group may not be able to tie up business relations with competitors of the France Télécom group. It is also possible that these competitors choose not to enter into a relationship with the Group because it belongs to the France Télécom group. Some commitments which France Télécom has made or may make in the future to its partners could limit the Group's ability to compete with international partners of the France Télécom group. These factors could reduce the Group's ability to develop and have a negative impact on the Group's business, financial position or results.

CONTRACTUAL RELATIONS WITH FRANCE TÉLÉCOM

The Group has historically had a certain number of contractual relations with the France Télécom group (see section 6.4 "Relations with the France Télécom Group"). No assurance can be given that if these contractual relations are stopped or modified that this would not have an effect on the Group's business, financial position or results.

4.4 Legal risks

LAWSUITS AND ARBITRATION

In the normal course of business, companies in the Group may be involved in a certain number of legal, arbitration or administrative proceedings. The charges which may result from these proceedings are not provided for unless they are likely and can be quantified or estimated within a reasonable range. The amount of provisions made is based on an assessment of the risks on a case-by-case basis and depends in large measure on factors other than how far the proceedings have progressed, and it should be noted that the occurrence of events during the proceedings could mean that the risk has to be reassessed.

Except for the proceedings described below, neither PagesJaunes Group, nor any of its subsidiaries, is a party to any lawsuit or arbitration proceeding of any kind where the PagesJaunes management believes that the result could reasonably have a significant negative impact on its results, business or consolidated financial position.

(i) The Prodis company, which operates a website at the address www.pagesjaunes.com and is the owner of the domain names pagesjaunes.com and pagesjaunes.net, sued France Télécom on 26 September 2000 and PagesJaunes on 20 April 2001 mainly seeking to get the PagesJaunes trademarks cancelled. In the lawsuits, Prodis claims that filing the name "PagesJaunes" as a trademark is fraudulent because it is nothing more than the translation of the phrase "Yellow Pages" which has described the same concept of a business directory in the United States since 1886 and the plaintiff therefore claims that this is a generic term used indiscriminately in various countries. In a ruling dated 14 May 2003, the Paris Court of Grand Instance confirmed the validity of the "PagesJaunes" trademarks. The Prodis company filed an appeal against this ruling by repeating the same claims which also involve cancelling the trademarks "PagesBlanches," "l'Annuaire" and "l'Annuaire des Pages Blanches". In a ruling issued on 30 March 2005, the Paris Court of Appeal stated that: "these trademarks have acquired through long and intensive use which has given them a strongly distinctive character" that PagesJaunes and France Télécom had justified "by many official notifications entered into argument, that it had reacted against all illicit use of their trademarks by regularly defending the rights associated with them", and that "the contradictory nature of the argumentation by the Prodis company (...) is enough to establish its bad faith in initiating and conducting this case", The Paris Court of Appeal therefore confirmed the ruling handed down on 14 May 2003 by the Paris Court of Grand Instance, declared the new claims by Prodis inadmissible and denied all the claims made by Prodis and ordered it to pay PagesJaunes and France Télécom 20,000 euros each in damages and interest for bringing a nuisance lawsuit and 10,000 euros based on article 700 of the French New Code of Civil Procedure. Since Prodis did not lodge an appeal, the ruling of the Paris Court of Appeal became final. As Prodis did not appeal the Paris Court of Appeal's ruling stands.

(ii) PagesJaunes implemented a plan at the beginning of 2002 to make changes in its marketing which particularly included changing 930 employment contracts for sales staff. This change is intended to bring these contracts into line with a new competitive environment. About one hundred employees refused to sign the new contract offered to them and were dismissed during the second quarter of 2002. As of this date, almost all of the dismissed employees have sued PagesJaunes contesting the validity of the grounds for dismissal. The Supreme Court of Appeal has confirmed this marketing development plan via two judgements rendered on 11 January 2006. The Supreme Court of Appeal adjudicated that a layoff resulting from restructuring implemented in order to avoid upcoming economic difficulties pertaining to technological developments was justified. However, cases including pleas based on reasons that have not been ruled on by the above judgements as well as cases with administrative jurisdictions are still open.

(iii) PagesJaunes was subjected to a tax audit in the years 2001 and 2002 for the 1998 and 1999 fiscal years. The only corrections which are still in dispute represent a risk of about 6.6 million euros (including interest). The Company believes it has powerful arguments to counter these corrections in dispute and has therefore not made any provisions to cover these corrections as of 31 December 2005. To make its case, the Company has initiated a dispute procedure by filing a preliminary claim with the tax administration in July 2004.

(iv) On 26 June 2002 PagesJaunes was sued by an advertising agency (FAC) in the Nanterre Business Court. This advertising agency claims that PagesJaunes has engaged in unfair practices, such as stealing customers, disparagement and door-to-door selling. It is therefore asking for 1 million euros in damages and interest. This case was argued on 14 September 2004 and the ruling was issued on 21 December 2004. Our opponents did not win their case. This advertising agency FAC appealed this ruling and PagesJaunes Group, although it has arguments on its side, cannot exclude the possibility at this stage that the dispute will continue with a possible sentence following appeal.

(v) PagesJaunes sued an advertising agency (LSM) on 10 June 2003 in the Cannes Business Court. PagesJaunes, supported by numerous statements by customers, is suing this agency for unfair competitive practices aimed at causing confusion between LSM and PagesJaunes in the minds of customers contacted by LSM to insert advertisements in the PagesJaunes directory. The Cannes Business court, in a ruling dated 19 February 2004, denied PagesJaunes' claims. PagesJaunes has appealed this ruling, which if it is confirmed in appeal, could encourage the development of this kind of competitive practices by other advertising agencies, and create difficulties for PagesJaunes when it is prospecting for new customers. Although it believes it has a solid case in this affair, PagesJaunes cannot exclude the possibility that this ruling will be confirmed in appeal.

(vi) On 4 October 2004, the Company was informed of a claim filed with the Competition Commission on 11 May 1998 by the Minister of the Economy relating to practices implemented by the former Office des Annonces (now PagesJaunes) in the advertising insertion market in telephone directories in mainland France and on Réunion. The Competition Commission dismissed the case on 20 December 2005.

(vii) On 24 January 2006 the Company was informed of a claim filed with the Competition Commission by the Le Numéro company relating to practices implemented by France Télécom and PagesJaunes in the area of telephone enquiry services. Although it believes that it has items in its favour, the Company cannot totally exclude a sentence.

In addition, like other companies in this sector, the Group is frequently sued in the courts as part of cases brought based on errors in the publication of the directories and other formats. In general, the financial risk represented by each of these cases is relatively small. However, a multiplication in the number of them could pose a significant risk for the Group.

The number of these cases has consistently gone down since 2001 and is stable in 2005. On 31 January 2006, there were 28 of these cases, for a total amount of damages and interest of 1.8 million euros. When dealing with these cases, the Group tries to negotiate an out of court settlement, which leads to a significant drop in the final overall cost of these cases. However no assurances can be given that these cases will not have a significant negative impact on the Group's financial position.

To the best of the Company's knowledge, there are no legal, arbitration or governmental proceedings, including all forms of proceedings, whether in suspense or with which it is threatened, that are likely to have, or which have had in the last twelve months, any significant effects on the profitability or financial situation of the Company and/or Group.

CHANGES IN THE REGULATIONS AFFECTING THE GROUP'S MARKETS

The communications industry where the Group operates is subject to many regulations (see section 6.7 "Regulation"). Changes in policy or regulations by the European Union (particularly the directive entitled "Privacy and Electronic Communications"), in France or in other European countries where the Group has operations could have a significant unfavourable effect on its business in these countries, particularly if the said changes increase the cost and regulatory constraints associated with providing the Group's products and services. These changes could have a negative impact on the Group's business, financial position or results.

In particular, the Group's marketing organisation is based in part on a structure of field vendors with the status of travelling sales staff. This organisation enables it to optimise its sales efficiency by encouraging flexibility, recruitment and training of the Group's sales force. Changing the status of these field sales staff could have a significant unfavourable effect on the Group's business, results, financial position or its ability to achieve its goals.

LEGAL RISKS ASSOCIATED WITH UNCERTAINTY ABOUT THE EXISTING REGULATIONS

The application of the existing laws and regulations covering the directory and Internet sector is being clarified in France and in the European Union, and a certain number of draft laws are being examined, particularly in relation to protecting personal information, confidentiality, responsibility for content, e-commerce, encryption and electronic signatures. These future developments in regulations could have a significant unfavourable effect on the Group's business, results, financial position or its ability to achieve its goals.

LEGAL RISKS ASSOCIATED WITH THE APPLICATION OF SEVERAL NATIONAL REGULATIONS

The global nature of the Internet means that the laws of several countries can apply to the Group. Although the Group is established mainly in France, some States or national jurisdictions may require the Group to be subject to their national regulations. The potential simultaneous applicability of several sets of regulations as well as the cost and regulatory uncertainty which may result could have a significant unfavourable effect on the Group's business, results, financial position or its ability to achieve its goals.

INTELLECTUAL AND INDUSTRIAL PROPERTY RIGHTS

The Group cannot be certain that steps taken in France and in other countries to protect its intellectual and industrial property rights, particularly its trademarks, domain names, software and patents, will be adequate, or that third parties will not be able to counterfeit, misappropriate or have its intellectual and industrial property rights cancelled. In addition, particularly because of the global nature of the Internet, the Group's trademarks and other forms of intellectual and industrial property could be spread to countries which offer a lower level of protection in terms of intellectual and industrial property than in Europe or the United States. Given the importance and impact of these trademarks, any counterfeiting, misappropriation or cancellation could have a significant, unfavourable effect on the Group's business, operating results, financial position or its ability to achieve its goals.

USERS' PERSONAL INFORMATION

If third parties were able to penetrate its network or somehow appropriate personal information about the users or their credit cards, the Group could be found liable. This liability could be invoked based on a breach of their right to privacy and to have their information kept confidential. Investigating these claims and preparing defence against them could be expensive even if the Group is not found liable, and the existence of these claims could damage the Group's reputation.

RESTRICTIONS ON THE GROUP'S RIGHT TO COLLECT PERSONAL INFORMATION

The Group must abide by privacy protection laws, including European directive No. 95/46/EC of 24 October 1995, which limits its right to collect and use personal information about its users (see section 4.11.1.2 "Protecting Personal Information"). In particular, any restrictions on using software installed on an Internet user's computer when the user looks up information on the Internet showing how the user uses the Internet (cookies), or the obligation to allow users to object to the use of these cookies could weaken the effectiveness of advertising as part of the Group's business. An increased awareness by the public of these questions of privacy and changes in the laws to which the Group must adapt could limit its ability to use such personal information for its business, and more generally affect the perception of the Internet by the public as a market for goods and services. Each of these developments could have an impact on the Group's business, financial position or results.

USING DOMAIN NAMES

The regulations governing the assignment of domain names are regularly changed and leave the possibility open of disputes between those registering domain names and holders of domain names, or the holders of trademarks or other prior rights. Although the policies for assigning domain names and guidelines were adopted by the regulatory authorities involved for the purpose of limiting the risks of lawsuits, a third party could gain the right to use domain names similar to those registered by the Group, or the Group's use of its domain names could be limited based on prior intellectual property rights held by third parties. These situations could have an unfavourable effect on the Group's business, operating results, financial position or its ability to achieve its goals.

4.5 Market risks

EXCHANGE RATE RISKS

PagesJaunes Group believes that the exchange rate risk is not significant in terms of its business, because its operations essentially all take place in the euro zone.

LIQUIDITY RISK

Historically, the Group has financed its growth principally by self-financing, and the Group has not had to use any debt mechanisms except on a one-time basis. On 31 December 2005, the Consolidated Group net cash in hand was 553.0 million euros, compared to 629.7 million euros on 31 December 2004.

Therefore the Group is not open to any liquidity risk resulting from implementation of early repayment clauses for loans taken out by its companies or breach of financial commitments (ratios, goals etc.).

The Group does not securitize its customer receivables relating to current operations. However, in June 2005, PagesJaunes Group securitized the receivable that represents the exceptional State taking on the dividend distribution for 2005, which is a receivable of 64.2 million euros.

INTEREST RATE RISK

At the time of this *document de référence* going to press, the Group is not exposed to any significant risk of variations in interest rates. In fact, the Group's companies do not have any significant fixed-rate borrowings or loans with any entities which are not members of the Group, except for a loan of 64.2 million euros granted to France Télécom in June 2005, redeemable in three equal instalments in 2006, 2007 and 2008, bearing interest at a fixed rate of 2.65%. In the future, the Group could be exposed to variations in the interest rate if it borrows money from third parties. In addition, a drop in interest rates could reduce the income received by the Group for its investments of surplus cash with France Télécom (see Section "6.4.7. Cash Management Agreements").

SHARE RISKS

As the Company does not own any third-party portfolio securities or mutual fund shares, there is no significant risk associated with a change in the value of these instruments.

However, the Company owns securities and receivables from holdings portfolio, for which it has booked, and for which it could book, provisions for depreciations, according to changes in the outlook and profitability of its subsidiaries. Likewise, the Group booked in its consolidated accounts a certain amount of goodwill on its subsidiaries, for which it could need to book provisions according to changes in the outlook and profitability of its subsidiaries.

On 31 December 2005, the Company owned 100,000 treasury shares via a liquidity agreement (see section 21.1.3). A 10% drop in the Company share price would impact the Company's annual results negatively by about 200,000 euros.

4.6 Industrial and environmental risks

As part of its operations, the Group is subject to a certain number of regulations on the environment, health and safety.

As far as the activities concerned which are not carried out directly by companies in the Group but are subcontracted, such as printing or distributing the printed directories in particular, the Group only has limited room for manoeuvre to control their environmental impact. Although the Group pays attention to environmental factors when choosing its subcontractors, and has set up policies, in co-operation with its subcontractors, aimed at improving recycling of directories (particularly in the choice of glues and special inks which are easily recyclable), no assurance can be given by the Group that its subcontractors will respect all the regulations which apply in the area of environmental protection.

In terms of the activities which the Group carries out directly, the environmental impact is basically of two types. On the one hand, the risks associated with producing and putting such a large quantity of paper into circulation, and on the other hand, the risks associated with so-called "office" activities, to which comparable companies are subject.

The main environmental impact for the Group comes from producing and putting such a large number of printed directories into circulation. To limit this impact, the Group has put in place a certain number of measures aimed on the one hand at reducing the amount of paper needed for its business, and on the other hand, encouraging recycling of the paper which is used.

REDUCING THE QUANTITY OF PAPER CONSUMED

In terms of limiting the quantity of paper needed, the Group has implemented the following measures:

- optimising the print run, by a more exact assessment of the number of directories to be published, to make the number of directories delivered better conform to the real needs of consumers;
- optimising directory page layout and formatting, to limit the consumption and loss of paper when the directories are produced.

The level of paper consumption for the publication of the PagesJaunes directory and l'Annuaire came to 66,732 metric tons of paper for 2005, compared to 67,141 metric tons of paper for 2004 and 69,900 metric tons of paper for 2003.

DIRECTORY RECYCLING

At the same time, the Group has carried out a certain number of efforts aimed at more widespread and more effective recycling of the directories produced.

On the one hand, a part of the paper paste used is composed of recycled paper, and on the other hand, a part of the purchased paper is recovered during manufacture and printing of the directories for later recycling. In addition, various recovery and/or recycling actions have also been implemented.

The Group has also adopted the so-called "drop-off/pick-up" system which makes directory distributors in the most densely populated urban areas responsible for collecting old directories when the new ones are dropped off. And finally, the surplus directories are subject to recovery/recycling in the same way as the old recovered directories. All the directories so recovered are recycled by companies specialising in waste management. In total, over 25% of the paper purchased can be recycled today.

ENVIRONMENTAL IMPACTS ASSOCIATED WITH SO-CALLED "OFFICE" ACTIVITIES

The companies in the Group have implemented a number of internal measures to ensure protection of the environment, particularly by reducing consumption of resources.

Generally, in terms of all the risks described above, although the Company has adopted a policy of identifying and voluntarily managing risks relating to the environment, health and safety, it cannot guarantee that it will not suffer any environment-related losses, or any resulting from the application of the regulations in this area. No assurances can be given that the Group's business, financial position or results will not be unfavourably affected by these losses. In addition, any possible amendments to the legal and regulatory provisions on the environment, national or international, could affect the Group's business, financial position or results.

5.1 History and changes in the Company

5.1.1 CORPORATE NAME AND TRADING NAME

"PagesJaunes Group".

5.1.2 PLACE OF REGISTRATION AND REGISTRATION NUMBER

Business and Company Registry number: Nanterre 552 028 425.

Code APE: 744 A.

5.1.3 DATE OF INCORPORATION AND TERM (ARTICLE 5 OF THE BY-LAWS)

The Company was incorporated on 12 January 1897 and registered on 21 February 1955. Based on article 5 of its by-laws, the Company has a term of 99 years which started on 31 December 1954 and will run until 31 December 2053, unless it is dissolved earlier or extended as provided for in the by-laws.

5.1.4 REGISTERED OFFICES, LEGAL FORM AND APPLICABLE LEGISLATION

Registered offices and the Company's main place of business:

7, avenue de la Cristallerie, 92317 Sèvres Cedex - France

Telephone: +33 1 46 23 30 00.

Company country of origin: France.

PagesJaunes Group is a limited liability corporation with a Board of Directors subject to the provisions of articles L. 210-1 and following of the French Commercial Code and decree No. 67-236 of 23 March 1967 on business corporations.

5.1.5 MAJOR EVENTS IN THE DEVELOPMENT OF BUSINESS

Today the Group is the leading publisher of directories in France intended for the general public and professionals, available in printed form and on-line (Internet and Minitel). In 2005, the Group published 361 directory editions, distributed 69 million copies and 727,249 professionals used one or more Group publications as an advertising medium to develop their business.

The Group's range of products offered to the general public particularly includes the printed directories (the PagesJaunes directory and l'Annuaire in France and QDQ, La Guia Util in Spain), as well as on-line directory services (pagesjaunes.fr, PagesJaunes 3611 and QDQ.com). In the professional market, the Group publishes the PagesPro directories in France, and the Kompass directories in France, Spain, Belgium, Luxembourg and Morocco. The Group also offers a range of services linked to direct marketing and map services.

History and changes in the Group's structure

On 4 February 1946, the Ministry of Posts, Telegraphs and Telephones ("PTT") made the Office d'annonces ("ODA"), a state-owned company through the Havas advertising agency, responsible for handling advertising representation for directories in mainland France.

The shareholders in the ODA changed on several occasions until 1998. In July 1998, Havas, which then owned all the share capital in the ODA, sold its holding to Cogecom (a subsidiary of France Télécom). In 2000, before Wanadoo's IPO, France Télécom first transferred some of SNAT's activities (the France Télécom division in charge of publishing the telephone directories) to the ODA, then transferred all ODA's shares to Wanadoo. ODA's name was then changed to "PagesJaunes". Following this reorganisation, PagesJaunes became the owner of the directory publishing business of the France Télécom Group, excluding l'Annuaire (formerly called the Pages Blanches) and alphabetical look up on PagesJaunes 3611 which were retained by France Télécom. Advertising representation as well as all of the design and manufacturing process for l'Annuaire and the alphabetical lookup on PagesJaunes 3611 were however entrusted to PagesJaunes by France Télécom.

Advertising in the directories and the Company had developed continuously since 1946, (thanks to the growth in consumption and in the advertising market in France and thanks to the increase in directory distribution and its audience, linked to the increase in the number of telephone subscribers. The continuous increase in ODA's sales (from 1.6 million euros in 1956 to 1,060.7 million euros in 2005), was due particularly to its ongoing ability to make permanent adaptations in terms of business and technology. The 1980's saw the successful launch of the PagesJaunes directory as well as the start up of Minitel, a precursor of the advertising model on the Internet. PagesJaunes experienced many technological changes, especially with the adoption of computer aided publishing ("PAO") for all "paper" and "telematic" advertisements in 1990, the changeover to colour in 1995, the launch of Internet services in 1997, and finally the "PagesJaunes 2000" directory which introduced four-colour printing.

In addition, the Group has developed its range of advertising services beyond that of the general public directories, with a range of directories intended for professionals (Kompass, PagesPro), as well as a range of services pertaining to the direct marketing business (Wanadoo Data).

In the framework of the public offering initiated by France Télécom for Wanadoo in February 2004, it was decided to place some companies in Wanadoo's directory division under the Company's umbrella (QDQ Media, Mappy and Kompass Belgium). These were then admitted for trading to the Eurolist of Euronext Paris on 8 July 2004.

In December 2004, PagesJaunes Group transferred to PagesJaunes SA, by a partial asset transfer agreement, the business assets, business, and staff members in charge of the business of publishing the PagesJaunes directories, previously performed by PagesJaunes SA, which is now PagesJaunes Group.

In January 2005, PagesJaunes Group consolidated Editus Luxembourg and Kompass Belgium for the first time. PagesJaunes Group had reinforced its presence in Luxembourg in October 2004 by increasing its holdings from 50% to 100% in the capital of the Luxembourg company Eurodirectory, which holds 49% of Editus Luxembourg. Editus Luxembourg is now consolidated via proportionate consolidation.

In February 2005, PagesJaunes Group acquired the French company e-sama through its subsidiary Wanadoo Data, which specialises in hosting databases and providing Customer Relationship Management (CRM) services. e-sama has been consolidated since February 2005.

PagesJaunes Group acquired the Moroccan company Edicom, publisher of the Télécontact directory which operates the Kompass name in Morocco. Edicom has been consolidated since July 2005.

Finally, on 20 January 2006, PagesJaunes signed a licensing agreement with France Télécom for using the printed general directory to the benefit of PagesJaunes accompanied by an acquisition agreement for the "L'Annuaire" name for a total amount of 12 million euros. These agreements took effect on 1 January 2006.

5.2 Investment

The Consolidated Group devotes between 1% and 2% of its revenue each year to investment costs, mostly in the computer technology area (operations, networks and office automation), and, to a lesser extent, to set up the installations in the premises occupied for its operations. Investment expenditures are primarily aimed on the one hand at making the pagesjaunes.fr user interface more intuitive, improved use of the wealth of its content as well as improving search result pertinence, and on the other hand at reinforcing the effectiveness of processes pertaining to defining offers, producing advertisements and more generally editorial management for directories.

Pertaining to holding acquisitions in 2005, on 18 February 2005, via its subsidiary Wanadoo Data, PagesJaunes Group acquired 100% of e-sama which is specialised in database hosting and in customer relationship management (CRM) services for 13 million euros. On 29 June 2005, PagesJaunes Group concluded, effective 1 July, the acquisition with a subsidiary of France Télécom of Edicom, top publisher of directories in Morocco for 5 million euros (see Section "20.1 Historical financial information", note 6 "Variations in the consolidation scope").

Contents

6.1 Main activities and development strategy

6.1.1 GENERAL PRESENTATION OF THE BUSINESS

Today the Group is the leading publisher of directories in France. The media published by the Group are intended for the general public and professionals, and are available in printed form and on-line (Internet and Minitel). In 2005, the Group published 361 directory editions, distributed 69 million copies and 727,249 professionals used one or more Group publications as an advertising medium to develop their business.

The Group's range of products offered to the general public particularly includes the printed directories (such as the PagesJaunes directory and l'Annuaire in France and QDQ, La Guia Util in Spain), as well as on-line directory services (such as pagesjaunes.fr and QDQ.com). In the professional market, the Group publishes the PagesPro directories in France, and the Kompass directories in France, Spain, Belgium, Luxembourg and Morocco. The Group also offers a range of services linked to direct marketing business as well as map services.

The Directory: a unique advertising medium

A directory holds a unique position in the local advertising medium market. Found in homes and businesses, it allows a consumer looking for a product or service to quickly find precise and immediately useful information about all the businesses who could meet his needs. This information is enhanced by a certain amount of advertising content which helps the user in his search.

Because of all the information offered, directories are one of the most consulted media by French consumers aged 15 and above looking for a business when deciding to make a purchase. So in 2005, about eight in ten French consumers aged 15 and above used one of PageJaunes' directory services in France at least once during the year. In 82.4% of cases, looking in the PagesJaunes directory was followed by a commercial contact. In 57.3% of cases, this commercial contact resulted in a transaction or a purchase (source: ISL/Crédoc, Directory Consultation Table, 2005 Annual Report – study performed with four samples using 8,390 people, representative of the French population aged 15 and above, carried out at PagesJaunes' request). Therefore, for businesses, directories represent one of the essential means of entering the local advertising market.

In addition, the Group's platforms meet the information needs not only of individuals and businesses at the local level, but also more specific needs of business at the national and international levels thanks to the PagesPro, Europages and Kompass range of products, which give information about businesses over wider geographical areas.

The Directory: an economic model based on the "virtuous circle"

The goal of a directory is to offer useful, exhaustive information to the greatest number of people in multiple forms. The audience generated when this information is consulted produces income from businesses by selling advertising space, thereby contributing to enhancing the informational content made available to users.

European directory market

The European directory market is made up of publishers whose business is mainly geared to their domestic market, where they generally occupy a long-standing leading position. The European directory market represented 70 billion euros in 2004 (source: The Kelsey Group, Global Yellow Pages 2005, May 2005). Apart from PagesJaunes Group, the main companies active in the European directory market are Yell, Seat Pagine Gialle, TPI, Eniro, DeTeMedien, World Directories and European Directories (ex-Yellow Brick Road Directories).

In the United Kingdom, Yell published printed business directories under the names Yellow Pages and Business Pages, as well as an on-line directory (yell.com), and also operates a directory enquiry service (118 247). In the United States, Yell published printed directories under the name Yellow Book and an on-line directory (yellowbook.com).

In Italy, Seat Pagine Gialle publishes alphabetical and business directories in printed form and on-line (paginegialle.it). Seat Pagine Gialle is also present outside of Italy, particularly in the United Kingdom where it publishes Thomson Directories, the second largest directory publisher in that market. The group also operates a directory enquiry service via its subsidiary Telegate, in Italy, Germany, Austria, Switzerland, Spain and France, as well as a direct marketing business with its subsidiary Consodata. Finally, Seat Pagine Gialle has shares in Euredit, publisher of the Europages directory.

TPI, a subsidiary of the Telefonica group, specialises in publishing alphabetical and business directories, printed and on-line (pagesamarillas.es for Spain), in Spain and Latin America. TPI also operates directory enquiry services in Spain (118 88) and in Italy (1288).

Eniro is a Swedish group that publishes printed and on-line business directories (eniro.se for Sweden). The group is primarily present in Sweden, Norway (where Eniro bought out it counterpart Findexa at the end of 2005), in Finland, Denmark and in Poland. Eniro also operates directory enquiry services.

DeTeMedien, in Germany, is part of the Deutsche Telekom group, for which it publishes alphabetical and business directories in paper form, on CD-Rom and on-line (gelbeseiten.de). The German market, which is the biggest in Europe, is split between a large number of local companies under contract with the publisher DeTeMedien.

Gouden Gids in the Netherlands, Promedia in Belgium, Golden Pages in Ireland, Paginas Amarelas in Portugal and Pagini Aurii in Romania publish directories and are subsidiaries of World Directories. Companies in the World Directories group publish printed and on-line directories (such as goudengids.nl for the Netherlands and pagesdor.be for Belgium). World Directories was sold by the VNU Group in September 2004 to Apax Partners Worldwide and Cinven Limited.

Finally, European Directories (ex-Yellow Brick Road Directories) groups together directory publishers in the Netherlands (De Telefoongids), in Austria (Herold), Finland (Fonecta), Czech Republic and Slovakia (Mediatel), Denmark and Sweden (TDC Directories, acquired in October 2005).

European Directories is held by a consortium led by Macquarie Capital Alliance Group.

The table below gives an estimate of the advertising revenue from the directory market in the main countries of Western Europe in 2004:

Country	Market Size (in millions of euros)	Main Actor
Italy	1,190	Seat PagineGialle*
Great Britain	1,183	Yell*
Germany	1,058	DeTeMedien
France	905	PagesJaunes*
Spain	538	TPI*
Sweden	354	Eniro*
Netherlands	264	Gouden Gids (World Directories/Telefoongids Media (European Directories)
Finland	215	Fonecta (European Directories)
Norway	214	Findexa (Eniro)
Belgium	206	Promedia (World Directories)
Denmark	181	TDC Directories (European Directories)
Other countries	734	
European Market	**7,042**	

Source: The Kelsey Group, Global Yellow Pages 2005, May 2005.
** Companies listed on a regulated market on 31 December 2005.*

6.1.2 DEVELOPMENT STRATEGY

The Group's strategy is based on:

- developing an audience for its services;
- increasing market penetration;
- reinforcing positioning for the "sales relations engine" for its media, especially Internet;
- developing new and innovating products and services;
- continuing to improve profitability.

This strategy as a whole is based on the assets of our staff and their ability to expand their skills to include the new technologies and services.

Developing an audience for the media

The Group believes that developing its audience depends in large measure on a continuing improvement in the distribution of the printed directories, adding to the features of its on-line directories and of its directory enquiry services, developing new services aimed specifically at users on the move and widening the platforms for distributing the Group's services, particularly through partnerships, to make these services accessible to a larger number of people. In addition, bearing in mind the growing range of information sources which consumers can use, the Group believes that advertising intended to increase recognition of its name and services will remain a priority.

Enhancing the content accessible via the Group's various media and developing location pinpointing services should be key differentiation elements which the Group aims to implement.

Increasing market penetration

The Group's markets are not as well covered as the European average. The penetration rate, measured in relation to the number of advertisers that purchased an advertisement in one of the Group's media and the number of advertisers that make up the market potential addressed by the Group, is less in France and in Spain compared to the average for Europe: 21.5% and 13.6% respectively compared to an average of 26.3% in Europe (Source: The Kelsey Group – 2005 – simple European average, excluding Norway).

The Group is therefore continuing its strategy of attracting new advertisers, striving to increase the number of its advertising customers especially in business that have a history of not been sought out as customers by the Group (such as the fashion and non-food retail businesses in the town centre and regulated professions).

This strategy is based on:

- an increase of between 20 to 25% in the sales force in France (between the end of 2003 and the end of 2006), essentially dedicated to finding new customers, and to a lesser degree in rendering existing customers loyal;
- increasing marketing efficiency, particularly by training and encouraging our sales staff, sharing good marketing practices and optimal distribution of advertisers over the various sales channels.

Reinforce the position of "sales relation engine" on Internet

The rapid development enjoyed by Internet in the area of consumption provides the Group with many opportunities for growth. The Group's internet sites (pagesjaunes.fr, QDQ.com, etc.) are continuing with a growth strategy directed at developing their functionality, enriching their editorial content and optimising connectivity.

One of the purposes of pagesjaunes.fr is indeed to be a "sales relation engine" that favours links between private individuals and businesses, particularly through promotion of direct connections between the two parties, integration of reservation services and the "recherche à proximité" services.

The Group's internet platforms undergo constant change in order to make the user interface more intuitive, make better use of the rich content and thus improve the pertinence of search results. These developments make it possible to increase the attractiveness of the Group's services with users and advertising customers.

Developing new and innovative products and services

In November 2005, PagesJaunes started a directory enquiry service (118 008) within the framework of liberalization in the market, which will become fully effective in April 2006. This new service allows the Group to make its services available across all the platforms in France (print, Internet, mobile Internet, telephone) and thus increase the audience for its services with its users.

Some of the areas that are related to the Group's activities are being transferred progressively from printed media to Internet media. PagesJaunes Group's strategy is to seize this opportunity and develop Internet services that are adjacent to its core business. These developments, initially internal ones, may be accompanied by targeted acquisitions that will allow the Group's know-how in this area to be supplemented. In this area, the group is paying particular attention to the classified ads market, especially in France.

In the end, the purpose of these new services is to provide growth supplements without replacing the Group's current business.

Continuing improvement in the Group's operations management

Revenue growth should contribute, as in the past, to increase the Group's profitability. In fact, publishing costs (buying paper, printing and distributing the directories) constitute a major part of the Group's costs and are not significantly affected by changes in revenue. In addition, compensation costs for sales channels, which are essentially variable, are associated with generating revenue.

As well as improved profitability associated with growth, the Group aims to continue a policy of strict cost management by continuously improving the efficiency of its operating processes and optimising the contractual conditions negotiated with its key suppliers.

Over the long term, PagesJaunes Group is taking three directions with regards to development:

- obtain growth relay in 3/5 years;
- reinforce presence on the Internet market;
- improve its financial structure by making use of its borrowing power and operational opportunities for synergy.

6.2 Presentation of the business

6.2.1 PAGESJAUNES IN FRANCE SEGMENT

In 2005, PagesJaunes SA marketed 242 directory editions (PagesJaunes, l'Annuaire, PagesPro and Europages directories), and distributed 52.9 million copies.

The following table gives the list of PagesJaunes' various directory services in France and how they are distributed:

Means of distribution								
List of services*	**Print**	**Minitel**	**Audiotel**	**Enquiry services**	**CD-ROM**	**Internet**	**Internet mobile/SMS**	**Interactive Television**
Business Directory by heading	PagesJaunes Directory	PagesJaunes 3611	-	118 008	-	pagesjaunes.fr	pagesjaunes.fr	PagesJaunes
Alphabetic directory	L'Annuaire	PagesJaunes 3611	-	118 008	-	pagesjaunes.fr	pagesjaunes.fr	PagesJaunes
Business to Business Directories	PagesPro	-			PagesPro	pagespro.com	-	-
Reverse Directory	-	3617 QuiDonc	32 88	118 008	-	quidonc.fr	62 800 by SMS	QuiDonc

** This list does not include Europages, a directory for which PagesJaunes only handles the advertising representation.*

PagesJaunes also offers businesses complementary services to the directory business, particularly services creating and hosting websites to promote their businesses.

In 2005, PagesJaunes SA had revenue of 956.1 million euros, an increase of 5.8% over 2004, which is 90.1% of Consolidated Group revenue. The Company's income mainly comes from selling advertising space in its printed directories and on-line services (98% of the Company's revenue in 2005). Most of the Company's costs are for publishing (buying paper, printing and distributing the printed directories), and marketing and management costs.

The advertisers

Most of our advertising customers in PagesJaunes are tradesmen, independent professionals (including the liberal professions) and small and medium-sized businesses. The potential market targeted by PagesJaunes SA is made up of 2.9 million businesses (source: *Agence des PME, PME: Clés de Lecture*. Definitions, Breakdown, Typologies – January 2003 [based on *Insee* figures December 2001]. Parameters used: Companies in the ICS field [industrial and professional consumer product companies], finance companies, non-merchant companies, legal entities subject to administrative law and private law groupings.).

In 2005, 619,513 advertisers used at least one PagesJaunes outlet to promote their range of products and services, which represent about 21% of the market targeted by PagesJaunes. In 2005, the top 20 advertisers represented 1.1% of revenue and advertisers in the top 10 professional categories represented 15% of PagesJaunes' revenue (garages, car repair firms, estate agents; hotels and hotel/restaurants; restaurants; moving companies; woodworking companies; plumbers; general electricians; hairdressers; painters; cladding (companies)).

The following table shows changes in the number of advertisers and the average revenue per advertiser over the last five years:

	2001	2002	2003	2004	2005
Total number of advertisers (1)	**548,232**	**560,453**	**561,180**	**583,386**	**619,513**
including new advertisers (2)	86,446	89,083	82,080	98,365	112,912
Printed directory advertisers (PagesJaunes Directory or l'Annuaire)	**520,618**	**531,320**	**532,041**	**550,504**	**575,435**
On-line services advertisers	**383,932**	**391,842**	**401,610**	**420,941**	**445,866**
including advertisers in pagesjaunes.fr at the end of December	203,613	231,806	267,175	307,953	339,553
(as a percentage of the total number of advertisers)	*37.1%*	*41.4%*	*47.6%*	*52.7%*	*54.8%*
Average revenue per advertiser (in euros) (3)	**1,342**	**1,384**	**1,477**	**1,533**	**1,528**
Average revenue per advertiser in the printed directories (in euros) (4)	**1,044**	**1,063**	**1,118**	**1,124**	**1,109**
Average revenue per advertiser pagesjaunes.fr (in euros) (5)	**251**	**297**	**380**	**511**	**631**

(1) The number of advertisers includes all the advertisers in the year in question, including those who bought advertising space in PagesJaunes through an advertising agency.
(2) Number of advertisers in the year who were not advertisers in the previous year.
(3) The average revenue per advertiser is calculated by dividing total PagesJaunes revenue, excluding QuiDonc and access revenue ("Advertising revenue") by the total number of advertisers.
(4) The average revenue per advertiser in printed directories is calculated by dividing the PagesJaunes revenue for printed directories by the total number of advertisers in printed directories.
(5) The average revenue per advertisers in pagesjaunes.fr is calculated by dividing revenue for pagesjaunes.fr by the average number of advertisers on pagesjaunes.fr for the year in question (an arithmetical average of the number of advertisers on 31 December of the year in question and the number of advertisers on 31 December in the preceding year).

Advertisers in multiple platforms

Most of PagesJaunes SA's advertisers use both the printed directories and the on-line directories. So, in 2005, 65% of them advertised both in one of the printed directories (the PagesJaunes directory or l'Annuaire) and one of the on-line services (PagesJaunes 3611 or pagesjaunes.fr).

The following diagram shows how the advertisers were divided up in 2004 and 2005 and illustrates the different advertising platforms chosen by the advertisers:

NUMBER OF ADVERTISERS IN 2004 (IN THOUSANDS)


163.5
(28%)
385.3
(66%)
35.0
(6%)
Printed directories
On-line (1)

(1) Including advertisers on pagesjaunes.fr (Internet) and/or those on PagesJaunes 3611 (Minitel).

NUMBER OF ADVERTISERS IN 2005 (IN THOUSANDS)


173.5
(28%)
402.7
(65%)
43.4
(7%)
Printed directories
On-line (1)

(1) Including advertisers on pagesjaunes.fr (Internet) and/or those on PagesJaunes 3611 (Minitel).

Loyal advertisers

PagesJaunes has a very high loyalty rate of its advertisers. As such 86.8% of PagesJaunes' advertising customers in 2004 continued their business relationship with the Company in 2005 (the remaining 13.2% of the advertisers who did not continue their business relationship with the Company included companies who went out of business and Company liquidations). This loyalty rate of advertisers is closely related to the advertiser's spending pattern with PagesJaunes, which is itself closely related to how long it has been a PagesJaunes customer. As such the loyalty rate of advertisers is about 81.5% for advertisers who invest 500 euros or less (this is particularly true for new advertisers), about 89% for advertisers who invest between 500 and 1,000 euros, about 91% for advertisers who invest between 1,000 and 1,500 euros, and reaches about 93.5% for advertisers who invest over 1,500 euros (generally the most long-standing advertisers).

Typically, an advertiser spends more on his advertising with PagesJaunes as his relationship as a customer continues over time. The table below illustrates the growth in average revenue of older customers compared to that of new customers (average revenue per advertiser) over the last 3 years:

(in euros)	2003	2004	2005
Average revenue per existing customer (1)	1,665	1,762	1,808
Average revenue per new customer (1)	582	581	551
Total average revenue (2)	**1,477**	**1,533**	**1,528**

(1) Average budget per advertiser on a sales basis.
(2) Average revenue per advertiser on an accounting basis.

As an illustration, below is a table giving the average revenue per advertiser for a group of advertisers new to PagesJaunes in 2000.

(in euros)	2000	2001	2002	2003	2004	2005
Average revenue per advertiser (1)	546	772	903	1,148	1,367	1,800

(1) Internal study of new advertisers to the Company in 2000.

Services recognised by advertisers

Advertisers in PagesJaunes SA estimate that PagesJaunes brings them about 17% of their customers. In addition, to the question "What are the three PagesJaunes products or services which interest you most?", 92% of advertisers mentioned the PagesJaunes directory, 74% mentioned l'Annuaire and 75% pagesjaunes.fr. 84% of the advertisers are willing to recommend PagesJaunes and 29% have done so already (source: MV2 Group institutional satisfaction study, October 2004-September 2005 – telephone survey done with 3,070 advertisers representing PagesJaunes' advertising base, and carried out at PagesJaunes' request).

Several years ago, PagesJaunes SA set up a system to measure the effectiveness of the PagesJaunes directory for an advertiser. This involves including a telephone number in the advertising product which only appears in that location, which enables the calls so generated to be counted. This measure of effectiveness is more concrete for the local advertiser than the concept of "costs per thousand" (*CPM* in French) used by most media.

The contractual relationship

Businesses wishing to promote their business on one of PagesJaunes SA's media sign a contract for the lifetime of a particular edition, i.e. twelve months, except for some specific on-line advertising products. Payment is handled by making a down-payment when the contract is signed (usually 10% to 20%, depending on the size of the order) and paying the balance later in the two months following the publication of their advertising product.

Recognised trademark

PagesJaunes owns the trademark "PagesJaunes" which is very well known, and contributes to expanding the audience for its directories. Since 2001, the Company has used an advertising campaign depicting "runners" which personalise the Company's services in a friendly and dynamic way, and has contributed to making the trademark and its services better known. Therefore, in response to the question "When you are looking for an individual, a company or a business, a product or a service, what are all the sources of information you think of?", 88% of persons surveyed immediately mentioned a PagesJaunes service, and when the question was asked again quoting PagesJaunes' various services, the level of assisted recognition went up to 99% (Source: CSA 2005 – study performed on a sample of 1,312 people, representative of the French population aged 15 and above, and carried out at PagesJaunes' request).

A large audience

PagesJaunes has learned how to innovate to make its services accessible to a larger number of people, regardless of the technology or medium used – printed directories, Minitel, Internet, mobile telephones, interactive television – and wherever the user is located – at home, at work or on the move.

PagesJaunes SA now has a large audience for all its directory services. So, according to a study, 81% of persons surveyed had used at least one of the Company's media for private or professional reasons in 2005. The usage rate for PagesJaunes media in 2005 was 63% for the PagesJaunes directory, 62.1% for l'Annuaire, 21.4% for pagesjaunes.fr and 8.8% for

PagesJaunes 3611 (source: ISL/Crédoc, Directory Consultation Table, 2005 Annual Report – study performed with four samples using 8,390 people, representative of the French population aged 15 and above, carried out at PagesJaunes' request).

Access to data

Information about individuals and businesses published in PagesJaunes SA directories is gathered from various sources.

On the one hand, PagesJaunes uses the subscriber databases of the various telecommunications operators in France, including France Télécom, through database availability. On the other hand, the Company adds to this information using contacts which the marketing network maintains with businesses. Finally, the Company has created a special number in operation since 20 March 2001, which enables any individual or business to add to its listing information free of charge by giving the Company its mobile telephone number.

Advertising products

PagesJaunes SA offers its advertisers a wide range of advertising platforms (print, Minitel and fixed and mobile Internet, directory enquiry services). In fact, PagesJaunes SA believes that this wide range of platforms is needed to allow advertisers to reach the greatest number of users and respond to changes in usage. In addition, PagesJaunes offers a wide range of advertising products (see section relating to different supports) in each platform. Each of these products has its own rate structure.

Commercial Organisation

PagesJaunes has set up an experienced commercial organisation that is appreciated by the advertisers, to build up customer loyalty and develop a new base of customers. The sales force markets all PagesJaunes' printed directories and on-line services in mainland France and in the four overseas departments (Guadeloupe, Martinique, French Guiana and Réunion). The sales force in the overseas departments is attached to PagesJaunes Outre-Mer, a 100%-owned subsidiary of the Company.

On 31 December 2005, PagesJaunes SA had a sales force of 1,829 salesmen and women, compared to 1,720 in 2004 and 1,558 in 2003, divided over three sales channels: telephone sales, field sales and major accounts.

- The telephone sales team has 663 sellers, 390 of whom work on attracting new customers (Télévente Prospects) and 273 work on retaining customers who have advertised in previous years (Télévente Clients) and who have spent about 500 euros to promote their business on one of the Company's platforms.
- The field sales team has 1,078 sellers attached to 20 regional agencies. Field sales are devoted to retaining the existing base of advertisers, and to a lesser extent attracting new advertisers. The biggest regional customers are under the responsibility of more experienced sales staff that has specific tools and management.
- The major accounts department has 15 sales staff and handles the biggest advertisers in terms of spending or with a big development potential. These are mostly major brands or advertisers with a network of sales outlets.

In addition, the business organisation has a mail-order sales department which has seven employees and, since 2004, field sales teams that concentrate on attracting new customers; at the end of December 2005, there were 66 of these sellers, divided over 8 sales offices.

Each of these sales channels works together, within a particular geographical area. Dividing customers between the various sales channels optimises customer relations and the direct cost of sales, defined as the compensation paid to the sales staff and management costs. So, in 2005, direct sales costs represented 13.8% of Company sales. This percentage may be up to six times higher when attracting a new advertiser.

To make sure it has an outstanding sales force, the Company is very selective in its recruitment, and offers its entire sales staff continuous training programmes about the products offered and new technologies. The training programme for newly-recruited sales staff – basically for telephone sales – takes three weeks, alternating between theory and practice. In 2005, apart from the initial training period taken by these new telemarketers, each salesman and woman also took an average of six days of additional training.

In addition, the heads of the sales teams regularly perform evaluations of the performance of the sales staff for whom they provide leadership, as well as personalised progress plans. The commission portion of the compensation paid to sales staff depends on the channel in question: for the field staff, who in 2005 was responsible for 76% of the Company's revenue, 100% of their salary is commission.

The Company's marketing organisation offers attractive career opportunities and pay increases for sales staff, who generally begin their careers at "Télévente Prospects". The best of them then have the opportunity to move to "Televente Clients" and then the field sales force, which contributes to motivation and retention of the Company's sales force. So the sales staff, whose average age was 37 and a half at the end of 2005, has an average length of service of eight years with the Company.

In 2005, the Company's marketing organisation contributed to retaining 506,601 advertisers and attracting 112,912 new advertisers, compared to about 98,365 new customers in 2004.

6.2.1.1 Printed directories

PagesJaunes printed directories business includes the PagesJaunes directory and l'Annuaire. This business generated revenue of 638.2 million euros in 2005, i.e. 60.2% of the Group consolidated revenue in 2005. 575,435 advertisers bought an advertising product in 2005 in the PagesJaunes directory or l'Annuaire.

In 2005, the PagesJaunes and l'Annuaire printed directories came out in 236 editions, a figure slightly higher compared to previous years.

These directories appear at intervals throughout the year. The marketing of the advertising space in the directories for a particular year runs from April in the previous year to July in the current year. It takes an average of six months to produce a directory which is scheduled as follows:

- sale of advertising space. The sale of advertising space starts on average six months before the directory is published and mobilises all the sales staff in the department in question. As the marketing process continues, the advertising products are produced by the advertisement production department, and then sent to the advertisers for approval ("print order");

- page layout of the directory. About three months before the date scheduled for publishing the directories for a particular department, PagesJaunes stops selling advertising space in the directories in question and starts to do the page layout. This page layout is done by the production department which inserts the advertisements in the personal or business listings; a final check is performed by the same production department;
- printing and binding. The directory is then sent in electronic files to outside printers, who use paper purchased directly by PagesJaunes. The finished directories are then sent to distribution platforms located in the department in question;
- distribution. The directory distribution is carried out by outside service providers. The quality of the distribution of the printed directories is a key factor in their audience, so PagesJaunes performs audits to qualitatively and quantitatively measure the services provided. Compensation paid to the providers depends in part on the results of these audits;
- since 2000, the manufacturing and distribution processes of the printed directories, including organisation and management principles, received ISO 9001 certification, version 2000, from AFAQ. The certificate of conformity for this standard, for all of these processes, was renewed at the end of 2005.

Advertising products in printed directories

The printed directories offer advertisers three major types of advertising products:

- listing products: these are advertising enhancements and advertisements called "in column" in the published lists of individuals and businesses. These listing products may take the form of listings (putting the name and telephone number in bold, purchasing additional lines to show additional information such as an e-mail address or website address), or classified in column (in the case of the PagesJaunes directory this often involves information in a box on a yellow background published with the listing);
- impact products: these are advertisements called "outside column" which occupy several columns in the listing on the same page. The dimensions of these advertisements vary from 1/12 to a full page, and they enable the advertiser to show text as well as photos;
- display products: these are mostly covers (2nd, 3rd, and 4th cover pages), inserts, bookmark ribbons and sponsorship of the index, and for l'Annuaire, headers. These advertising products, available in limited numbers, require the space to be reserved. The function is close to that of advertising products offered by free or regional publications, or local display products;

To meet advertisers' needs to tell the public about their special promotions, PagesJaunes has also created "Le Chéquier" (chequebook) which is distributed with the PagesJaunes directory and offers the consumer money-off coupons from local advertisers.

6.2.1.1.1 The PagesJaunes directory

Each PagesJaunes directory lists businesses under one of its 1,690 categories depending on the place where the business is located. For each business listed, PagesJaunes shows an entry in the departmental directory where the business is carried out and in general where the corresponding telephone line is installed. For France as a whole, the PagesJaunes directory lists about 4 million businesses.

In 2005, the PagesJaunes directory published 134 different editions; these editions were mostly distributed free of charge to private homes and businesses, which represents a total distribution of 27.2 million copies. The PagesJaunes directory is also available for sale from the Company, upon request, by calling an "Azur" telephone number 0 810 810 767. Some of these directories have a cover with advertising for the whole department, some with advertising for a part of the department. This scoping technique enables advertisers to promote their business for a lower cost over a smaller geographical area.

The PagesJaunes directory generated revenue of 524.3 million euros in 2005, which is 49.4% of the Consolidated Group revenue for 2005. Almost all of this income is from advertising contained in this directory.

The costs associated with the PagesJaunes directory come mostly from publishing costs (buying paper, printing and distributing the directory) and marketing and management costs.

6.2.1.1.2 L'Annuaire

In 2005, PagesJaunes issued 102 departmental editions of l'Annuaire, distributed free of charge to private homes and businesses, excluding individuals with Minitel, which represents a total distribution of 24.8 million copies. It is also available for sale from the Company upon request by calling an "Azur" telephone number 0 810 810 767.

France Télécom, the publisher of this directory, has given PagesJaunes the task of finding advertising customers, designing and producing the advertising material to be included in l'Annuaire, in an agreement dated 30 June 1967, replaced by an agreement dated 15 November 2002, valid until 31 December 2009. France Télécom has also assigned the production, manufacture and distribution of l'Annuaire to the Company, in an agreement dated 26 June 2000, in effect until 31 December 2005, and automatically renewable for the same length of time as the original agreement.

In 2005, under the advertising representation agreement, PagesJaunes prospected for customers and billed advertisers in l'Annuaire. The advertising revenue billed to advertisers by the Company was fully booked in PagesJaunes revenue figures. The amount paid back to France Télécom was booked under external purchases.

L'Annuaire produced revenue of 113.9 million euros in 2005, which is 10.7% of the 2005 Consolidated Group revenue. In 2005, PagesJaunes paid France Télécom a publisher's fee of 54.5 million euros under the terms of the advertising representation agreement. Under the manufacturing agreement signed with France Télécom, PagesJaunes was responsible for the production, manufacture and distribution of l'Annuaire, published by France Télécom.

Under the regulations applicable to universal directory services for the printed and electronic directory, and directory assistance services, the France Télécom Group made a bid to publish printed and electronic directories, and provide directory assistance services, stating that the printed universal directory would be subcontracted to PagesJaunes. In a decree dated 3 March 2005 by the Ministry of the Economy, Finance and Industry, France Télécom as in particular appointed as sole operator of this universal directory service: France Télécom thus publishes a directory, in printed and electronic format, and operates a directory assistance service, in accordance with the technical specifications for the universal directory service and directory enquiries service resulting from said decree.

In order to improve the satisfaction level of those who consult the directories and the effectiveness of the advertisers' investments, PagesJaunes SA decided to reposition l'Annuaire in 2006 using a new advertising and editorial offer:

– new division of large-size departments into major living areas;

– new range of advertising products;

– increase distribution.

Finally, on 20 January 2006, PagesJaunes signed an operating licence agreement for the printed universal directory to the benefit of PagesJaunes, accompanied by an acquisition agreement for the "L'Annuaire" name for a total amount of 12 million euros. These contracts took effect on 1 January 2006.

6.2.1.2 On-Line Services

PagesJaunes SA's on-line services represent an increasingly important part of its business and stands at a high level when compared to most European directory publishers, on a revenue basis as well as from an audience standpoint. These on-line services underwent development starting in 1985 with the launching of PagesJaunes' first electronic directory on Minitel. The on-line services offer of PagesJaunes was then enriched in 1997 with the launching of the pagesjaunes.fr Internet site.

An initial version of pagesjaunes.fr intended for mobile Internet (accessible from mobile phones) was put on line as early as December 2000.

PagesJaunes also publishes a range of fee-paying directories for the user, grouped together under the name Quidonc, and since 1997 has been developing an additional business of creating and hosting Internet sites.

In 2005, PagesJaunes SA's on-line services generated revenue of 285.0 million euros, which is 26.9% of the consolidated group revenue for 2005. In 2005, about 445,866 advertisers were customers of the company's on-line services. Most of the revenue comes from listing products – the same for PagesJaunes 3611 and pagesjaunes.fr – and advertising products specific to each of these platforms. The revenue produced by these listing products, which represented about 33% of the revenue from on-line services in 2005, is divided between PagesJaunes 3611 and pagesjaunes.fr in proportion to their respective audiences. If we take PagesJaunes 3611 and pagesjaunes.fr as a whole, pagesjaunes.fr represented about 78% of this total in 2005, compared to 22% for PagesJaunes 3611. In addition, the revenue figures for the on-line services also include the website creation and hosting business.

The main costs associated with PagesJaunes SA's on-line business are information system costs, marketing and advertising costs, as well as administrative costs. The following table shows recent changes in the number of searches in PagesJaunes SA's on-line platforms:

Number of searches (in millions per month)	June 2004	December 2004	June 2005	December 2005	Variation June 2004/June 2005	Variation December 2004/ December 2005
PagesJaunes 3611*	19.5	15.0	13.7	10.7	-29.7%	-28.6%
Pagesjaunes.fr**	34.6	36.0	47.7	48.7	+37.9%	+35.3%
Total	**54.1**	**51.0**	**61.4**	**59.4**	**+13.5%**	**+16.5%**

** Source: PagesJaunes. Number of requests made to the search centres on the PagesJaunes 3611 servers.*
*** Source: Cybermétrie-Médiamétrie/e-stat, in number of visits.*

Since September 2003, the audience for pagesjaunes.fr has been higher than the audience for PagesJaunes 3611 and has more than offset the drop in the latter. As a whole, the audience for on-line media has increased between December 2004 and December 2005.

6.2.1.2.1 Pagesjaunes.fr and Internet sites

Since it was launched in 1997, pagesjaunes.fr on Internet has enjoyed sustained growth. PagesJaunes also offers website creation and hosting services. At the end of December 2005, 339,553 advertisers had an advertisement on line on pagesjaunes.fr and 37,520 Internet sites were on line. Revenue in 2005 for pagesjaunes.fr and the website creation and hosting business was 227.7 million euros, which is 21.5% of the consolidated group revenue.

Pagesjaunes.fr on Internet

The pagesjaunes.fr internet site is one of the top sites in France in terms of audience. Sporting reach rate of 36.3% in December 2005 (source: Médiamétrie//NetRatings Panel France – home and/or workplace – excluding Internet applications – December 2005), the pagesjaunes.fr site holds 5th place among French sites. In terms of visits, figures went up sharply in 2005: 538.4 million visits in 2005 compared to 383.1 million visits in 2004 (source: Médiamétrie-eStat 2005). The pagesjaunes.fr site can also be accessed from the Wanadoo and Voilà portals, which belong to the France Télécom Group, and from the other major sites for French audiences. Access from all of these portals and sites combined represents about 12% of pagesjaunes.fr's audience in terms of number of pages viewed (source: Médiamétrie-eStat, November 2005).

The site provides a set of innovating services which have evolved over the years:

- searching for a business or an individual using refined search criteria such as the business, name, address, location or department of the business or individual sought. Users performing a search can also access maps for all towns in Metropolitan France and over 4 million photos of 25 towns to find the business or individual being sought. In addition, PagesJaunes has 1 million photos of 6 Spanish cities. These additional services are offered by PagesJaunes in partnership with its subsidiary Mappy. In 2005, aerial photos of 37 built-up areas were introduced and can be superimposed on the maps. The Internet user can then locate a business or an individual on the map or alternatively by using the aerial photo;
- a service called "Recherche à Proximité". Created in January 2004, this enables any Internet user, based on a simple address or a category of businesses being sought, to get a list of these businesses close to the address given, as well as a map of the area with the pagesjaunes.fr advertisers highlighted. This service was extended progressively and now covers all of France;
- the "Ville en direct" service. With this service started in February 2005, PagesJaunes provides Internet users with useful information that is updated in almost real-time on all of the cities in France: current weather conditions and a free 10-day forecast, traffic conditions in Ile-de-France and on the motorway networks, over 200 webcams distributed across France, sorted into 4 themes "the beach", "the mountains", "the city" and "traffic";
- the "Click to talk" service was launched in November 2005, allows a user to call a business free of charge either from his computer using (Voice over IP), or using his telephone through a system called "call back". This offer is proposed to advertisers who have subscribed to an internet site with PagesJaunes of the "ES+" (*En Savoir +*) type;
- a private space called "Espace Perso". Created in 2003, Espace Perso is a free service which allows individuals or businesses who wish to add active links to their information appearing in pagesblanches.fr. These links enable Internet users to send a text message or an e-mail directly without the subscriber's mobile telephone number or e-mail address being revealed. Espace Perso answers Internet users' desire to be easily contacted, while keeping their personal information confidential;
- access to the reverse directory "QuiDonc". This reverse directory is specifically described in section "6.2.1.4.2 QuiDonc";
- the possibility of rapid access to over 200 directories on line all over the world and to get information about a company in another country for example. This service is offered free of charge to users of pagesjaunes.fr.

In 2006, a considerable number of innovations should be made available, in order to further consolidate the positions of pagesjaunes.fr with users as well as with advertisers:

- publishing on-line in the first quarter of a new version of the city photos allowing for improved navigation;
- progressive extension of the "click to talk" offer to all advertisers in pagesjaunes.fr;
- extension of the aerial photos to national coverage and continuation of 3-D experiments;
- preparation and launching of a new generation of the pagesjaunes.fr site, characterised in particular by:
  - much more intuitive navigation;
  - developments in cartography, especially through a partnership with the IGN;
  - searches in the advertising content of pagesjaunes.fr using web indexing technologies.

Advertising products on pagesjaunes.fr (Internet)

The advertising products offered on pagesjaunes.fr, specially developed for the Internet, enable advertisers to take advantage of additional space and functionalities to get their message to their customers and prospects.

Beyond the listing products, also present on PagesJaunes 3611, the advertising products on pagesjaunes.fr may be classified in two main categories:

- impact products, particularly modules and other products which may be accessed from an icon on the hit list beside the information about the advertiser: the link to the site (enabling Internet users consulting pagesjaunes.fr to go to the advertiser's site in one click), an audio spot (an interactive product enabling businesses to record sound spots by telephone to highlight an event or a special promotion) and a clip (a sound and image sequence lasting thirty to sixty seconds which enables the advertiser to highlight his specific services);
- display products, which appear on hit lists or on the home page of pagesjaunes.fr (headers, banners and totems) which can be clickable, to access the advertiser's site. For these display products, the advertiser may choose a local advertisement: the advertising product will appear for all requests made for a particular town or department, enabling the advertiser to benefit from an advertising campaign resembling a local display campaign. The advertiser is also offered the option of *theme-based advertising: the advertising product will appear for all* requests made for a particular town or department, for a particular type of business.

In look-ups by category, businesses who have bought an advertising product appear before the non-advertising listings. For the advertisers, the order of appearance in the hit lists rotates so that all advertisers get the same visibility.

PagesJaunes also offers advertising on the mobile Internet, made up of an image and text of one to three lines, which allows the advertiser to advertise on all mobile phones with Internet access.

This range of platforms and products enables the Company to offer a pricing structure within the reach of all advertisers, whatever their advertising budget.

Pagesjaunes.fr on mobile telephones

Pagesjaunes.fr for mobiles was started in December 2000. The service is now available on the portals of the various operators, under its own name. It is also available on the Gallery portal. Mobile users can also access it directly via the pagesjaunes.fr url.

With an audience of 718 visits in December 2005 (source: Mobivillage), the service progressed sharply during the year 2005. Most of this progression can be attributed to searches becoming free of charge for users, since the service has no longer been subject to extra charges since May 2005. The business model retained by PagesJaunes is that of distribution free of charge and advertising sales, as with most of the group's platforms.

Website creation and hosting

Since 1997, PagesJaunes has offered businesses a website creation and hosting service to promote their business on a website. Offering website creation and hosting is a natural extension of the relationship with the advertiser, which strengthens the Company's customer retention strategy. This service is offered throughout the country by the whole field sales force.

PagesJaunes SA's service mostly comprises registering the domain name, creating the website, hosting, regularly updating the site and on-line help. All these activities are carried out directly by PagesJaunes, including the hosting activity which was made an internal activity in November 2004. Experts in the field of website creation stay with the customer throughout the production process and provide personalised, specific advice.

This service was enhanced in November 2004 by a new product called "En Savoir+". This new product uses a very standardised production process which reduces both production costs and the tasks performed by the marketers to sell this type of product. This simplification also allows Televente to offer this product to its customers. Low-end range sites have made it possible for PagesJaunes to record strong growth in the number of sites created and hosted for its customers. The number of on-line sites indeed increased from 26,528 on 31 December 2004 to 37,520 on 31 December 2005.

The income from this business comes from billing for design costs, flat fees for services and marketing additional options, and for the "En Savoir+" product, an annual fee for a package which includes creating the website, hosting it and listing it on pagesjaunes.fr; this latter item is booked under pagesjaunes.fr earnings.

6.2.1.2.2 PagesJaunes 3611 (Minitel)

Launched in 1985, PagesJaunes 3611 is an electronic telephone subscriber search service, accessible by Minitel. PagesJaunes 3611 gives continuous access to the Company's database, which is updated every day. Users can search for businesses or individuals in all departments of France, by name (alphabetical search) or by business. For the user, the first three minutes of the search are free; after that a fee is charged for the service.

PagesJaunes, publisher of PagesJaunes 3611 business searches, retains all the advertising revenue from business listing products. France Télécom, the publisher of PagesJaunes 3611 alphabetical searches has assigned to PagesJaunes all the tasks involved in advertising representation, the production and publishing of this directory. For advertising representation, (Section "6.4.2 Advertising representation agreement"), PagesJaunes receives payment based on an agreement. The amount of advertising invoiced to advertisers on PagesJaunes for advertising space in the alphabetical searches on PagesJaunes 3611 is fully booked in PagesJaunes' revenue. The Company then pays France Télécom the part of the revenue which is over and above its commission for advertising representation. The amount so paid is booked under external purchases.

PagesJaunes 3611 is now experiencing much less use which is more than offset by pagesjaunes.fr. The service had 10.7 million searches in December 2005 and generated revenue of 57.2 million euros in 2005, which is 5.4% of the consolidated group revenue.

Advertising products on PagesJaunes 3611 (Minitel)

PagesJaunes offers advertisers on PagesJaunes 3611 three major types of advertising products:

- listing products: they offer the advertiser the opportunity to be found in one or more locations, in one or more departments, or under one or more business headings corresponding to his business;
- impact products: they are made up of modules (providing the advertiser with one to three lines of information to promote his business, and also give him priority listing in the hit list) catalogues (one or more information pages about the advertiser and his business, accessible from the hit list on PagesJaunes 3611);
- display products with banners which appear at the bottom of the hit lists.

6.2.1.3 Voice and Services

Within the framework of the liberalisation of the directory enquiry services market that will come into effect on 3 April 2006, PagesJaunes opened a directory enquiry service, 118 008 PagesJaunes, on 2 November 2005.

The service is available 24 hours a day, seven days a week, from a land telephone (in metropolitan France, excluding total unbundling) or mobile telephone. The Service can only be reached from metropolitan France, and allows all types of searches to be made:

- search for individuals;
- search for businesses by name, brand or activity;
- reverse searches;
- "recherche à proximité" in order to locate the businesses that are closest to a particular address, section of town, company name or even a point of interest (underground station, museum, cinema, etc.).

Customers can run several searches during the same call at no additional charge. The 118 008 service also provides access to innovating offers called "Services Plus", from any fixed or mobile operator:

- the caller can be connected directly with the requested contact, except for foreign numbers, overseas departments and some special numbers;
- the information can be sent via a text message to a mobile phone: this is automatic for calls made from a mobile phone, and when requested by the caller for calls made from a fixed line;
- information can be sent by email, if the caller so requests;
- during a search by activity, except for the "recherche à proximité" feature, and when the hit list returns several possible results, the first on the list will be mentioned, and the caller retains the possibility to request several if desired.

PagesJaunes uses several call centres based in France to be as close as possible to its customers. These centres are outside of the company, on a high-performance computerised telecoms platform and with a database that is as complete as possible, combining information on customers from fixed as well as mobile operators if they desire to provide the information.

In order to supplement this system and provide a complete and high-performance service, the call centre agents can make use of several search options in order to meet the customers request:

- phonetic searches when a name is not spelled correctly;
- extend the search to neighbouring towns, departments and regions and even to all of France;
- search using an address.

PagesJaunes is planning to develop many offers progressively, that will add to the information provided to users:

- send the information by via a multimedia message with a locator map in order to find the sought-after address even more easily;
- enriched editorial content with for example hotel selection according to the number of stars, etc.;
- possibility for advertisers to optimise the quality of the information pertaining to them by providing for example the days and times that their business is open.

PagesJaunes's 118 008 directory enquiries service is based on a mixed business model that combines revenue from the customers that use the service (the service is provided to the caller for a fee) and the insertion of advertisements sold by PagesJaunes SA's sales team to the advertisers.

Cost of the call

PagesJaunes' 118 008 is billed between 1.01 euro (inc. tax) per call made from a France Télécom land line, 1.10 euro (inc. tax) per call + communication costs via the SFR network, and 1.12 euro (inc. tax) per call + communications costs when made from the Orange and Bouygues Telecom networks. These rates include a direct connection excluding exceptions, and the sending of the information via a text message (to a mobile phone number in metropolitan France) or by email.

The same rate applies regardless of the type of search: search for individuals, businesses, by name or activity, search in all of France, reverse searches and "recherches à proximité".

PagesJaunes' 118 008 PagesJaunes cannot be reached from abroad or by customers of a foreign mobile phone operator who are roaming via a French mobile network.

Advertising products on PagesJaunes 118 008 (directory enquiry services)

PagesJaunes has developed advertising products specifically for the 118 008 directory enquiries services:

- "À vos marques et enseignes" listing: this advertising offer allows the advertiser to be found via any of his names (brands, company name, corporate name);
- "Maxi Audience" offer: this advertising offer sorts the advertiser into a priority listing when the search is made by activity in his town;
- "SMS Publi-Infos" offer: this advertising offer allows the advertiser to include a message with sales or practical information along with his contact information in the text message that is sent by 118 008 to the caller's mobile phone.

Sale of On-Line Access to Databases

PagesJaunes SA has also operated a search access business since 1 January 2002, when this business was purchased from Intelmatique, a subsidiary of France Télécom. This business covers the development, set up and sale of on-line, real-time search access to the database of France Télécom landline telephone subscribers (excluding competitors) and the databases of foreign operators (19 European countries, the USA, Canada and Australia).

In application of a decision made by the Competition Council on 12 September 2003 against France Télécom, the prices charged for this business were reduced so that they are strictly geared towards covering costs.

In 2005, the main customers are the information services of French mobile telephone operators (Orange, SFR, Bouygues Télécom) and foreign operators (particularly Belgacom, Swisscom, Deutsche Telekom).

The business of selling on-line access to databases experienced a drop during the last few months of 2005. PagesJaunes is considering discontinuing this business at the end of April 2006.

6.2.1.4 Others

6.2.1.4.1 PagesPro

The PagesPro directory published by PagesJaunes is positioned as a regional directory intended for small and medium-sized businesses, intended to put businesses in touch with each other. The PagesPro directory is now available in the form of a printed directory, on CD-Rom and on the Internet.

The PagesPro directory is sent free of charge to companies appearing on a distribution list created by PagesJaunes which includes businesses selected based on the type and size of their business. Prior to distribution, PagesJaunes contacts each of these businesses to find out the format (printed or CD-Rom) in which they would like to receive the directory.

Most of this income is from sale of advertising space in the PagesPro directory. 24,631 businesses used one of the PagesPro directory services in 2005 to advertise.

Printed PagesPro Directory

In 2005, the printed PagesPro directory listed 302,364 businesses, selected based on type (which must be geared to other businesses) and their size (a minimum number of staff is set for each type of business). These businesses were categorised under 461 types of business and classified based on where they do business.

Five regional versions are published each year: Northwest, Southwest, Southeast, Northeast and Île-de-France. The PagesPro directory contains a lot of information about the businesses listed:

- contact information with the company name, address, telephone and fax numbers, how many employees it has, e-mail and website address;
- information about the company's business such as its main activity, products and services.

In 2005, about 285,000 copies were distributed.

The PagesPro Directory on CD-Rom

In 2005, the PagesPro directory on CD-Rom listed 529,021 businesses. The search is simplified for the user by two choices: a free search or a search filtered by business, APE, NAF or SIRET/SIREN code, by name, geographical area or by size. The contact facility on the CD-Rom allows a user with an Internet connection to send e-mail messages to the company and to look at its website(s). The user can also use the autodial system for telephone or fax.

In 2005, about 364,600 copies were distributed.

Pagespro.com

The PagesPro directory is also available free of charge on the Internet (www.pagespro.com) with a database of about 556,500 businesses all over the country. The information available to Internet users is enhanced, compared to the printed or CD-Rom PagesPro directories, by information bought from third parties (such as financial information about the companies and information about economic trends in this business sector). Searching for a business using the pagespro.com site is facilitated by having four main search modes available: by company name, by business, by NAF or by SIRET/SIREN code. The search can also be refined using geographical criteria: region, department, locality or address. The Internet user also has an additional interactive service providing him with a map and itinerary to reach the business's physical site.

6.2.1.4.2 QuiDonc

Created in 1998, the QuiDonc reverse directory lets a user find a business or individual in France based on a telephone or fax number. This directory also allows searches by name or a business or individual anywhere in France.

QuiDonc is available from Minitel (3617 QuiDonc), on an Audiotel server, by telephone at 3288 (voice server), by a text message sent to 61800, by interactive television (TPS line-up) as well as using services offered by mobile telephone operators. QuiDonc is also accessible directly over the Internet (www.quidonc.fr.), on the pagesjaunes.fr site, and is also available as a fee-paying service on wanadoo.fr and voila.fr as well as other user sites.

The QuiDonc service is a fee-paying service. On the Internet payment is secured and the cost of a search is not calculated based on the amount of time used as on Minitel and Audiotel, but by search. The Internet user is billed 50 eurocents (inc. tax) per search with "À QuiDonc il est ce numéro?" and 1.50 euros (inc. tax) per search with "Mais QuiDonc porte ce nom?"

All the income from the "QuiDonc" business comes from payments made by users. This directory generated revenue of 7.3 million euros in 2004, which is 0.7% of Consolidated Group revenue.

6.2.1.4.3 Europages

Europages is a directory available on CD-Rom and via the Internet that lists 600,000 companies selected based on the size of their import-export activity in all sectors of business, in about 35 European countries. The Europages directory provides the addresses, telephone and fax numbers, e-mail and website addresses of the companies listed. These businesses are listed based on detailed categories comprising 21 business sectors, 700 main headings and 3,500 specialist headings. The printed and CD-Rom directories are distributed free of charge to 619,000 businesses all over Europe, selected based on their type of business, size and export capacity.

Europages is a registered trademark of Euredit, a subsidiary of the Seat Pagine Gialle group. PagesJaunes is responsible for the advertising representation in France of the Europages formats (print, CD-Rom, Internet) based on a contract with Euredit renewed on 30 May 2000, which sets the conditions for advertising representation for the 2001 to 2006 editions.

Under the terms of this contract, PagesJaunes has agreed for the length of the contract and for a period of two years after its termination or expiration not to (a) operate in France as the advertising representation for a business database or a business directory distributed in at least two countries in the area comprising the European Union and Switzerland or (b) to participate in the creation of such a database or directory, or to become a shareholder or partner in a business which publishes or distributes such a directory or database in France, with the stipulation that these restrictions do not apply to the representation or publishing businesses operated by the Group prior to 30 May 2000. In addition, the contract allows the publisher to terminate the contract if PagesJaunes no longer exclusively prospects for advertising customers for the national directories of France Télécom.

In accordance with the measures provided for, PagesJaunes gave notice of termination on 1 August 2005, thus effectively ending the contract on 30 September 2006.

6.2.2 INTERNATIONAL & SUBSIDIARIES SEGMENT

Over and above publishing general public directories in France, which represents the largest share of its business today, the Group has been developing in three other directions over the last few years:

- publishing general public directories (B to C directories) outside France;
- developing the Kompass business;
- developing complementary activities to the directory publishing business, such as map and database marketing services.

The Group currently publishes general public directories in Spain, Morocco and Luxembourg.

The Group is also developing the Kompass services in France, Spain, Belgium, Luxembourg and Morocco.

Finally the Group has developed its complementary businesses which include value-added services such as Mappy's map services Wanadoo Data and e-sama's marketing files. .

The International and subsidiaries segment represented total revenue in 2005 of 108.9 million euros, which is 10.3% of Consolidated Group revenue. PagesJaunes Group's goal is to profitably develop these businesses, which constitute a potential for additional growth and a natural extension of its directory publishing business in France.

6.2.2.1 B to C Directories

6.2.2.1.1 QDQ Media

The QDQ Media company was created in 1997 to draw part of the development potential of the Spanish market (low directory penetration, small presence in the advertising market compared to the other European markets) with a differentiated and more modern product. QDQ Media was purchased by Wanadoo in April 2001 and then sold to PagesJaunes in April 2004.

QDQ Media currently offers printed directories, on-line services as well as a directory enquiries service. To market advertising space in these platforms, QDQ Media has developed a sales force and telephone marketing, which together represent about 450 people. The field sales force is organised into 7 agencies: Centre, Catalonia, North, Northwest, Castille/Canaries, Andalusia and Levant. Each agency manages between seven and eleven directories. Telephone marketing consists of three platforms: Madrid, Barcelona and Saragossa.

QDQ creates the database from public sources enhanced by information gathered in the field. In addition, QDQ Media gets free access to the databases of subscribers of the various operators following a decision by the Spanish Telecommunications Market Commission on 7 November 2002.

QDQ Media is now the second directory publisher in Spain in terms of revenue (source: The Kelsey Group, Global Yellow Pages 2005, May 2005). So, 78,300 advertisers used QDQ Media in 2005, generating revenue of 41.3 million euros, corresponding to 3.9% of Consolidated Group revenue. QDQ Media's income basically comes from selling advertisements in its printed and on-line directories. QDQ Media offers its advertisers a wide array of advertising products to best meet their different needs. The main costs of QDQ Media are publishing costs (buying paper, printing and distributing the directories), plus marketing and administrative costs.

Printed Directory: QDQ, La Guia Util

The printed directory called QDQ, La Guia Util ("The Useful Directory") lists businesses under one of its 1,384 categories. Under each category, the businesses are classified according to town, district in the town or in alphabetical order, depending on the business and directory in question.

The first five QDQ, La Guia Util directories were launched in 1998 in the province of Madrid. Today, QDQ Media publishes 70 printed directories which come out each year and cover almost all of Spain. They are distributed free of charge to private homes and companies. 15 million copies of QDQ, La Guia Util were distributed in 2005.

Like PagesJaunes in France, QDQ Media sells advertising space, designs advertisements for its advertisers, lays out the directories and has the printing and distribution handled by third-party suppliers, taking advantage of agreements negotiated by the Group.

35% of the Spanish population aged 16 and above said it had used a QDQ, La Guia Util directory over the previous twelve months (source: IPSOS, January – December 2005). The older directories are the best established and their audience is sometimes close to that of Páginas Amarillas, as is the case in the province of Madrid where the directories are in their eighth or ninth editions.

The printed directories represented about 85% of total revenue for QDQ Media in 2005. In 2005, in the printed classified directory segment defined as the sum of TPI and QDQ Media, QDQ Media's market share is estimated to be 11% (source: for the TPI printed classified directory revenue figures, TPI press release of 21 February 2006).

On-Line Services

QDQ Media launched the QDQ.com site in 2001 to offer users the possibility of searching for businesses on the Internet. The QDQ.com site has developed particularly by offering Mappy's photograph and mapping services. Madrid, Barcelona, Valencia and Seville in photographs, and then Santiago de Compostela, Santander and Valladolid in photographs have been very successful with users and have contributed to a significant increase in the audience for the QDQ.com site.

Since July 2003, QDQ.com has included QDQ Blancas, the first Spanish on-line directory to contain the details of all telecommunications operators who did not decline to be included for landline telephones, or who have given their consent in advance for mobile telephone subscribers.

The QDQ website received an average of 1.68 million visits per month in 2005 (source: OJD www), which is an increase of 62% compared to 2004. QDQ Media's Internet directories generated about 15% of company revenue.

Operator services

QDQ Media launched an enquiries service in July 2004: number 11875. This service uses QDQ Media's database and has gradually been made accessible on the networks of the main telecom operators in the second half of 2004. In 2005, 11875 represented less than 1% of QDQ Media's revenue.

6.2.2.1.2 Editus Luxembourg

Since its creation in 1995, Editus Luxembourg has been the publisher of the official P&T Luxembourg directories. The Company is 49%-owned by Eurodirectory and 51% by P&T Luxembourg. PagesJaunes Group owns 100% of the share capital of Eurodirectory, a holding company, since it bought the 50% previously owned by Seat Pagine Gialle in October 2004. In 2004, Eurodirectory was consolidated by the equity method into the Group's accounts: it has been consolidated by proportional integration since 1 January 2005. Based on a shareholders' agreement between Eurodirectory and P&T Luxembourg signed on 6 July 1995, neither party is allowed to create, part own, favour or grant a license to a company directly or indirectly competing with Editus Luxembourg. Eurodirectory and P&T Luxembourg appoint the same number of Directors, and the Chairman of the Board is someone appointed by P&T Luxembourg.

Editus Luxembourg offers users printed and on-line directories. The details of individuals and businesses listed in these directories basically come from P&T Luxembourg's databases. Editus Luxembourg's income is from sale of advertising in these printed and on-line directories to about 14,444 advertisers. Editus Luxembourg's main costs are publishing costs (buying paper, printing and distributing the directories) and commercial costs.

Printed Directories

Editus Luxembourg publishes l'Annuaire Professionnel, a directory by categories, comparable to the PagesJaunes directory in France, and l'Annuaire Téléphonique, which is alphabetical. Each directory is produced in a single edition for the whole country and is distributed to private homes and companies in Luxembourg. The company also publishes l'Annuaire BtoB Luxembourg & Grande Région which covers the Saar, the Palatinate, Lorraine, Belgian Luxembourg and the Grand-Duchy as well as a real estate magazine (Habiter).

On-Line Services

Editus Luxembourg's directories are also accessible on the luxweb.com site which, in addition to the directories, also offers portal services.

6.2.2.1.3 Edicom

In June 2005, Edicom, primary publisher of directories in Morocco, was acquired by PagesJaunes Group from Atlas Services Belgium, a subsidiary of the France Télécom Group. Edicom has been consolidated into the Group's accounts since July 2005. Edicom is the result of a merger, in the first half of 2005, of five companies that had been acquired by the France Télécom Group in 1999 and 2000.

Printed directories

Edicom publishes Télécontact, a business directory sorted into sections that are comparable to those of PagesJaunes in France, of which about 120,000 were distributed in 2005.

On-Line Services

The Télécontact service is also available on the Internet on the telecontact. ma site.

Kompass Service

Finally, Edicom also operates the Kompass name in Morocco (see Section. "6.2.2.2. Kompass Activities"). Edicom published two printed directories: Kompass national and Kompass Textile, and also operates the kompass.ma website.

6.2.2.1.4 PagesJaunes Liban

PagesJaunes Liban was created in January 1997 to publish Lebanon's official directories, based on a contract with the Ministry of Telecommunications in Lebanon in effect until 31 December 2006. Under the terms of this contract, PagesJaunes Liban markets the advertising, develops the advertisements for its customers, sets up the page layout for the directories and subcontracts printing and distribution activities to local service providers. PagesJaunes Liban publishes and distributes the Pages Blanches, an alphabetical directory, using a database provided by the Ministry of Telecommunications, et les Pages Jaunes, a business listing sorted into headings that is comparable to the PagesJaunes in France, a database which is constantly updated by PagesJaunes Liban. The Ministry of Telecommunications is responsible for part of the cost of publishing and distribution. PagesJaunes Liban also published the PagesJaunes tourisme.

PagesJaunes Liban is also the publisher of the on-line directory (Pagesjaunes.com.lb/yellowpages.com.lb) launched in 1999, which gives access to all the information in the Pages Jaunes and Pages Blanches directories, as well as the Pages Jaunes Tourisme. Finally, since January 2005, PagesJaunes Liban has been offering mobile telephone subscribers access to its business database using text messages via a short telephone number (1018).

PagesJaunes Liban is the owner in Lebanon of the trademarks PagesJaunes and Pages Blanches in French, English and Arabic.

PagesJaunes Liban takes most of its income from advertising products. The company is not consolidated in the Group's accounts because of its low revenue.

6.2.2.2 Kompass Activities

The Kompass concept is a world business database system using a detailed classification system with 53,000 products and services, owned by the company Kompass International, and constantly updated with value added data. Kompass information includes details about 1.9 million companies as well as information about their management, important figures, brands, products and services. Kompass is well known in Europe and particularly in France.

Kompass International, a subsidiary of Coface, owns the Kompass trademark and licenses it in 70 countries (source: kompass.com). The Group, through its subsidiaries Kompass France and Kompass Belgium, has the Kompass license for France, Spain, Belgium and Luxembourg (note that Edicom operates the Kompass name in Morocco, see 6.2.2.1.3). In each of these countries, PagesJaunes Group subsidiaries have exclusive rights to use the Kompass name and trademark, publishing and marketing advertising space in Kompass directories, as well as selling these directories.

Kompass International publishes the website kompass.com, which offers fee-paying access to Kompass's worldwide database, fed mostly by its licensees.

Kompass activities generated revenue of 29.3 million euros in 2005.

6.2.2.2.1 Kompass France

Kompass France, which had been owned since 1988 through Eurodirectory, became a directly-owned 100% subsidiary of PagesJaunes Group in 1999 and operates the Kompass trademark in France and Spain through a branch office.

Kompass France has two fields of business: advertising for businesses on the one hand, which involves selling advertising space in Kompass platforms (printed directories, CD-Roms and Internet with kompass.com), and also information, which involves selling the outlets themselves and direct marketing. The database on French companies created by Kompass France contains 204,000 companies.

The advertising business represented 66% of this revenue in 2005, excluding exchanges and postage, with about 9,300 customers and a field sales force of 97 people (in France and Spain). The information business represented the balance with over 5,600 client customers and a sales force of 32.

6.2.2.2.2 Kompass Belgium

Created in 1967, Kompass Belgium has the Kompass license for Belgium (since 1967) and Luxembourg (since 2000). Kompass Belgium was consolidated into the Group's accounts for the first time for fiscal 2005.

Kompass Belgium's database includes 112,000 companies, about 44,000 of which are classified according to Kompass's categories. his data is used in the form of printed directories, CD-Roms and are also accessible on the Internet at the kompass.com and kompasslocal.be websites. Kompass Belgium also publishes Diamonds, the reference directory for the Antwerp diamond business.

6.2.2.3 Direct marketing and map services

Direct marketing activities and map services generated 27.1 million euros in revenue in 2005.

6.2.2.3.1 Direct Marketing

Created in 1999, Wanadoo Data acquired e-sama in February 2005. Wanadoo Data is considering taking the name PagesJaunes Marketing Services during the absorption of e-sama which is scheduled for March 2006.

Wanadoo Data and e-sama bring together all of the know-how in direct marketing, from designing customer relationship and management systems to multi-outlet marketing campaigns, including externalised database management. Wanadoo Data and e-sama offer a complete set of engineering services pertaining to marketing database handling (standardisation for mailing, removal of duplicates, removal of expired address and adding new addresses, enhancement, decisional and statistical analysis) and in operating databases in real-time (hosting). In addition to these activities, Wanadoo Data and e-sama offer multi-outlet customer relationship management and direct marketing services (multi-outlet contact centres, 70-position call centre, automated text message and email dispatching platform, mass mailing printouts, routing, payment and returns management).

Wanadoo Data and e-sama have about 1,550 customers, the main ones belonging to the telecommunications, electricity, banking and insurance, press and publishing, automobile and company service sectors.

Wanadoo Data and e-sama's income comes from billing for the databases sold and engineering and hosting/CRM services provided. Wanadoo Data and e-sama's costs come mostly from buying data and production costs, which are basically staffing costs.

6.2.2.3.2 Map Services

Mappy is the result of grouping two businesses together (Iti, created in 1984 and SNV, created in 1995). Mappy is now an important player in the on-line mapping services market. Mappy was bought by PagesJaunes Group from Wanadoo France in April 2004.

Mappy's business is based on two product lines: on-line mapping services and photographs of towns, which are natural complements to the on-line directories and contribute to developing their audience.

Mappy acquires raw map data from third parties and integrates it into its own technological platform, which enables it to create services such as map display, drawing itineraries and nearby searches. These services are sold to businesses and incorporated as a "white label" into their Internet/Intranet websites. They enhance the pagesjaunes.fr and QDQ.com directories. They also lead website users to the closest shop or let them follow fleets of vehicles on the screen. Mappy also makes these services available to the general public with mappy.com, accessible on the fixed and mobile Internet as well as on Minitel. In total, about 290 million map displays, itineraries or nearby searches were generated in December 2005 on the Mappy platform (source: Mappy).

Mappy also creates photographic databases of whole towns, which can display the front of the building where most addresses are located, and, connected to Mappy's on-line mapping services, makes it possible to take a virtual walk in the towns covered by the service. Mappy's photographic databases include 33 towns (25 in France, 7 in Spain and 1 in Luxembourg), with nearly 6 million photographs, nearly 1 million addresses and over 17,000 kilometres of roads covered. The photographs are taken on public streets by professional photographers hired by Mappy. These photographic databases enhance pagesjaunes.fr, QDQ.com and luxweb.lu and are also marketed to Internet portals, companies and local authorities. In total, over 22 million photos photographs were displayed in December 2005 (source: Mappy).

Mappy's revenue comes mostly from two sources: income from the mappy.com audience (sales of advertising space and commercial intermediation services) and selling services for businesses (map applications, itineraries, nearby searches, photographs of towns). Mappy's costs are mostly data acquisition costs (maps, content, etc.) and costs pertaining to its proprietary platform (servers, bandwidth, etc.).

6.3 Exceptional events

As of the date of this document, no exceptional events have taken place.

6.4 Relations with the France Télécom Group

The Company belongs to the France Télécom group and therefore benefits from synergies with France Télécom. The Group's policy has always been to sign contracts for all its relations with France Télécom and its subsidiaries at market conditions. This section describes the main contracts between Group companies and companies in the France Télécom Group.

6.4.1 AGREEMENT FOR MAKING AVAILABLE DIRECTORY DATA FOR PUBLICATION OF DIRECTORIES

This agreement was signed on 26 June 2000 for a period of four years, automatically renewable for one-year periods. This agreement was terminated early by amicable agreement and was replaced by an agreement signed on 11 March 2004, retroactive to 12 September 2003. This agreement is in force until 31 December 2004 and is then automatically renewable twice for one-year periods. Under the terms of this agreement, PagesJaunes received the non-exclusive and non-transferable right to use France Télécom's landline telephone subscriber database, which is updated every day as part of an obligation to provide means, for the sole purpose of information services and publishing directories, in any form, and using an amount calculated based on the rate of usage of this database (amount fixed by usage). The fees are payable according to the following terms: 50% when ordering and the balance six months after the start of the year. At the end of each year, a comparison is made between the provisional usage statement and the actual usage measured during the period. If the comparison shows that the data usage by PagesJaunes was higher than forecast, France Télécom creates a revised invoice. In the opposite case, France Télécom enters a credit which is offset against the next invoice issued to the Company. This agreement falls under the obligation incumbent on all operators (including France Télécom) to provide the list of all its subscribers to anyone who wishes to publish a directory or provide an information service, under non-discriminatory conditions and at a price reflecting the costs of the service rendered.

Under the terms of this agreement, PagesJaunes agrees to immediately inform France Télécom of any change, of any kind, affecting the structure and/or the control of its share capital, ownership or management of its Company and, but not limited to, any change in its legal form, share capital, any changes in partners or shareholders. France Télécom then has the right to terminate the contract. If there is any change in the control of PagesJaunes, France Télécom will do its best to allow PagesJaunes to continue to use France Télécom's landline subscriber database at market terms.

In application of this agreement, PagesJaunes paid France Télécom 3.9 million euros in 2005.

6.4.2 ADVERTISING REPRESENTATION AGREEMENT

Under the terms of this advertising representation agreement, France Télécom has given PagesJaunes sole responsibility for finding new customers and gathering the advertising to be placed in l'Annuaire and on the alphabetical PagesJaunes 3611 service, as well as the technical design, production and page layout of this advertising. This agreement, signed on 30 June 1967, was amended several times and replaced by an agreement dated 15 November 2002 in effect until 31 December 2009, and automatically renewable for additional five-year periods. In application of this agreement, PagesJaunes is responsible for billing and collecting from the advertisers the cost of the advertisements they take out and is therefore their *del credere* agent (PagesJaunes is responsible for the payment for all advertisements published regardless of any insolvency on the part of the customers). France Télécom sets the prices for the advertisements applicable to each edition after consultation with PagesJaunes. The latter is paid for this representation by a commission calculated based on the amount, excluding taxes, for the advertising space billed for each accounting period as follows:

- 45% up to 65 million euros;
- 55% from 65 to 100 million euros;
- and 65% above 100 million euros.

In addition, when any usage of the PagesJaunes 3611 for alphabetical search is fee-paying for the user, an additional 10% commission is allocated to PagesJaunes on the amount, excluding tax, charged for the advertising space billed for PagesJaunes 3611 alphabetical search.

Moreover, a tracking committee made up of two representatives from France Télécom and two representatives from PagesJaunes has been created. The task of this committee is to examine all questions relating to the application of the agreement. The committee makes any suggestions and proposes any solutions it deems appropriate.

In application of this agreement, PagesJaunes was billed 61.3 million euros by France Télécom in 2005.

Finally, on 20 January 2006, PagesJaunes signed an operating licence agreement with France Télécom for the printed universal directory to the benefit of PagesJaunes, accompanied by an acquisition agreement for the "L'Annuaire" name for a total amount of 12 million euros. These contracts took effect on 1 January 2006.

6.4.3 AGREEMENT ON MANUFACTURING AND DISTRIBUTING L'ANNUAIRE AND PAGESJAUNES 3611 ALPHABETICAL SEARCH

Under an agreement dated 26 June 2000, France Télécom has made PagesJaunes responsible for carrying out on its behalf all the tasks required for the manufacture, distribution and promotion of l'Annuaire and PagesJaunes 3611 alphabetical search. France Télécom, as the publisher of l'Annuaire, sets the parameters for the database list of telephone subscribers to be inserted, the type of information regarding each subscriber's entry and the parameters for the distribution list. France Télécom approves the suggestions made by PagesJaunes in relation to the design of l'Annuaire, the publication schedule for the paper l'Annuaire and the availability of the electronic l'Annuaire, promotion campaigns for l'Annuaire, the advertising products to be inserted in l'Annuaire and their prices, and also decides on any changes in l'Annuaire. France Télécom provides to PagesJaunes all items relating to the content of l'Annuaire which concern France Télécom. This agreement is in effect until 31 December 2004 and is then automatically renewable for the same period as the first one, unless either of the parties has notified the other of its desire not to renew in a registered letter with return receipt, sent at least twelve months before the expiration of the current term. If France Télécom, on its own initiative or based on the text of a law or regulation or a decision (administrative or judiciary), has to change the features of l'Annuaire or the conditions for its manufacture or distribution, the parties have agreed to meet to assess the possibilities of continuing the contract bearing in mind these changes to be made to it. If continuing this contract is not possible for any reason whatever, it will be terminated as of right and neither of the parties may claim any compensation from the other.

Under the terms of this agreement, PagesJaunes charges all the costs of internal and external means needed to produce l'Annuaire and PagesJaunes 3611 alphabetical search to the publishing fees owed to France Télécom. France Télécom paid PagesJaunes 47.3 million euros in 2005 in application of this agreement.

Law No. 2003-1365 of 31 December 2003 provided for a call for applications to appoint in particular the operator responsible for the general information service and the general directory. The procedures for this call for applications were set out in a notice issued by the Ministry of the Economy, Finance and Industry published in the *Journal officiel* on 25 November 2004 (*"Notice on a call for applications to appoint an operator in charge of providing the general electronic communications service component set out in point 2 of article L. 35-1 of the French Postal and Electronic Communications Code"*).

The France Télécom group made an application and stated that responsibility for providing the general printed directory would be given to PagesJaunes.

In a decree of 3 March 2005 by the Ministry of the Economy, Finance and Industry, France Télécom was appointed the sole operator in charge of the general information service and the general directory: in this capacity, France Télécom publishes a directory, in printed and electronic format, and operates a directory enquiry service, in accordance with the specifications for the general information and directory service as provided for in said decree. On 20 January 2006, PagesJaunes signed an operating licence agreement with France Télécom for the printed universal directory to the benefit of PagesJaunes, accompanied by an acquisition agreement for the "L'Annuaire" name for a total amount of 12 million euros. These contracts took effect on 1 January 2006.

6.4.4 OPERATING LICENCE AGREEMENT FOR L'ANNUAIRE

Following the appointment of France Télécom as sole operator in charge of the general information service and the general printed and electronic directories, France Télécom decided to entrust PagesJaunes with an operating licence for the printed general directory through an agreement signed on 20 January 2006, effective 1 January 2006.

In this capacity, France Télécom entrusted PagesJaunes with the supply, on its behalf, of the printed general directory and has conceded to it all of the rights pertaining to this operation, excluding publishing responsibilities.

PagesJaunes has contracted to respect in particular all of the measures set forth in the decree dated 3 March 2005 appointing France Télécom as operator in charge of the component mentioned above and of the annexed specifications as well as the terms in the application dossier filed by France Télécom on 16 December 2004 pertaining to this appointment.

Fees, costs and other expense pertaining to the operation and supply of the printed general directory are the responsibility of PagesJaunes. In exchange for taking this on and for payment of a flat fee of 11 million euros, PagesJaunes retains all of the income pertaining to operating the printed general directory.

A request to evaluate the value was made to Morgan Stanley bank. Based on listing projections for mobile telephone numbers, additional VOIP numbers and distribution to Minitel holders offered by France Télécom and PagesJaunes, Morgan Stanley came up with a value for the "publisher flow", the "L'Annuaire" name and for the non-competition clause between 10 and 14 million euros. So France Télécom and PagesJaunes retained an overall price of 12 million euros for:

- acquisition of the name "L'Annuaire" for a price of 1 million euros;
- the licence for the operating rights of the General Printed Directory for a price of 11 million euros.

This operating licence is granted for the entire period during which France Télécom shall be publisher of the general printed directory and at the latest up to 31 December 2009.

If France Télécom is no longer publisher of the general printed directory before 31 December 2009, France Télécom contracts to not compete with PagesJaunes (see Section "6.4.11 Non-competition agreement").

Moreover, at the same time the operating licence agreement was signed, France Télécom and PagesJaunes also signed a usage agreement for the name "L'Annuaire" to the benefit of PagesJaunes for a sum of one million euros.

Finally, France Télécom and PagesJaunes updated the advertising representation and production agreements (see Sections 6.4.2 and 6.4.3) so as to limit the scope to the 3611 alphabetical search directory, with all of the other conditions not modified but adapted to this scope.

6.4.5 AGREEMENT FOR MAKING THE DIRECTORY DATA OF FRANCE TÉLÉCOM AVAILABLE FOR DIRECT MARKETING OR MARKETING RESEARCH

This contract was signed by France Télécom and Wanadoo Data on 11 March 2004, retroactive to 12 September 2003, and ends on 11 September 2004. It is then automatically renewable for additional one-year periods. Under the terms of this contract, Wanadoo Data has the right to use France Télécom's directory data, a weekly update and a redistribution credit of 10 million addresses, for an annual amount, excluding tax, of 200,000 euros. Above 10 million addresses redistributed, Wanadoo Data pays royalties of 0.010 euro per address distributed.

This contract stipulates that Wanadoo Data must inform France Télécom immediately of any change, of any kind, affecting the structure and/or control of its share capital, ownership or management of its company, including but not limited to any change in its form, share capital, any change in partners or shareholders. France Télécom then has the right to terminate the contract.

In application of this contract, Wanadoo Data booked as expense the sum of 768,000 euros billed by France Télécom in 2005.

6.4.6 AGREEMENT FOR MAKING THE DIRECTORY DATA OF FRANCE TÉLÉCOM AVAILABLE FOR QUALIFYING DIRECTORY INFORMATION

This contract was signed by France Télécom and Wanadoo Data on 26 July 2004, and ended on 1 August. Since then it can be renewed automatically twice. In the terms of this contract, Wanadoo Data has the right to qualify directory information, and for enriching databases excluding any other activity, especially direct marketing for a monthly update.

Rates are linked to the number of queries made to the directory database for the purposes of qualification and enrichment. The rate per query is 0.003 euro. Annual delivery fees are 2,400 euros.

This contract stipulates that Wanadoo Data must inform France Télécom immediately of any change, of any kind, affecting the structure and/or control of its share capital, ownership or management of its company, including but not limited to any change in its form, share capital, any change in partners or shareholders. France Télécom then has the right to terminate the contract.

In application of this contract, Wanadoo Data booked as expense the sum of 77,000 euros billed by France Télécom in 2005.

6.4.7 CASH MANAGEMENT AGREEMENTS

Since 1999, based on agreements renegotiated each year, the Group invests almost all the Consolidated Group's liquid assets in France Télécom Group, within the framework of a cash management agreement as well as investments for which the maturity is usually less than or equal to three months on the date of acquisition, and which are subject to interest bonuses for funds invested continuously for a period of one year.

For the period from 12 December 2004 to 12 December 2005, the Company invested 480 million euros with France Télécom which received income at a variable interest rate of EURIBOR 3 months plus a margin of 0.10%. The bonus paid by France Télécom to the Company was equal to the difference between 2.80% and the interest rate that was applied during each three-month period: this bonus is applicable for each three-month period only on the part of the debt which was still on loan between 12 December 2004 and 12 December 2005.

This cash flow agreement was renewed for the period between 12 December 2005 and 12 December 2006. The Company invested 430 million euros remunerated at the same rate conditions as in 2005 (variable interest rate of EURIBOR 3 months plus a margin of 0.10%).

The bonus paid by France Télécom to the Company is now equal to the difference between 3.10% and the interest rate that will have been applied over each 3-month period only on the part of the debt that remained on loan between 12 December 2005 and 12 December 2006.

PagesJaunes is also associated with France Télécom by a cash flow agreement as part of the cash flow management of the France Télécom group, and this agreement is the same as the standard one between France Télécom and its subsidiaries. As the creditor, the Company's current account under this agreement is paid back at the EONIA (formerly TMP) rate plus a margin of 0.05%: this agreement also provides a possibility for the Company to borrow money from France Télécom. Just like the way a current account works, the amounts invested (or, respectively, all amounts borrowed), may be withdrawn (or paid back) at any time.

With respect of these cash management agreements, PagesJaunes booked financial income of 18.1 million euros in 2005.

Moreover, in 2005 PagesJaunes Group signed a loan contract with France Télécom for 64 million euros following the securitisation of a tax receivable that PagesJaunes Group held on the State. This agreement received prior authorisation by the Board of Directors of the PagesJaunes Group at the 28 June 2005 meeting.

6.4.8 LEASES AND SUBLEASING AGREEMENTS

The great majority of the Company's premises are sub-let by the France Télécom Group by leases or subleasing agreements. These contracts are worded in application of the principle of euro for euro rebilling to each of the occupants for the rent and associated charges, based on their share of the space occupied.

Pertaining to these agreements, PagesJaunes paid France Télécom 11.4 million euros in rent in 2005.

6.4.9 PROFIT SHARING AND COMPANY SAVINGS PLANS

The Group now benefits from the mutual profit-sharing agreement in effect at the France Télécom group. Companies in the PagesJaunes Group cancelled at the end of 2005 membership in this mutual profit-sharing agreement in effect at the France Télécom group. A new profit-sharing agreement for PagesJaunes Group will be negotiated during the first half of 2006 and will take effect starting with fiscal 2006 (see Section "17.3. Profit sharing and company savings plan agreements").

6.4.10 ASSISTANCE AGREEMENTS

In an agreement signed on 26 May 2004 for a period of one year starting on 1 January 2004, automatically renewable, France Télécom agreed to provide assistance and advice to PagesJaunes Group particularly in the legal, fiscal, accounting and strategy areas and to provide its expertise on the selection of methods of financing and financial management decisions. The services rendered by France Télécom under this agreement are billed at 0.55% of Group external revenue, excluding tax, for French companies and at 0.29% of Group external revenue, excluding tax, for subsidiaries in other countries. France Télécom's policy is to review these revenue percentages each year based on the type and volume of services provided and to change them if they no longer reflect the costs incurred, with the stipulation that, in accordance with application regulations, if these percentages no longer reflect market conditions, the agreement will be subject to advance permission from the Board of Directors or the Supervisory Committee of the Company, pursuant to the provisions of article L. 255-38 or article L. 255-86 of the French Commercial Code.

In addition, in an agreement signed on 26 May 2004 for a period of one year (1 July to 31 December 2004 for the first year), automatically renewable, France Télécom gave PagesJaunes Group a non-exclusive licence for the France Télécom brand names in exchange for an annual fee of 0.06% of the external revenue, excluding tax, of the Group companies receiving the licence.

Finally, in an agreement signed on 26 May 2004, for a period of one year, automatically renewable, France Télécom agreed to provide assistance to PagesJaunes Group in its financial reporting and its contacts with financial intermediaries, trading companies and market authorities. The services rendered by France Télécom under this agreement are billed at their actual cost plus a margin.

Pertaining to these agreements, France Télécom billed PagesJaunes Group 6.2 million euros in 2005.

6.4.11 NON-COMPETITION AGREEMENT

In an agreement dated 26 May 2004, France Télécom agreed not to compete with PagesJaunes until 31 December 2008 in France and Spain in its business as a publisher of printed business directories (mainly the PagesJaunes and QDQ, La Guia Util directories). For its business publishing alphabetical directories, France Télécom agreed not to compete with PagesJaunes until 31 December 2009 only in France and only if PagesJaunes is assigned as the supplier of the general directory, or if neither PagesJaunes, nor France Télécom nor any other company in the France Télécom group is assigned (see Section "6.4 Relations with the France Télécom Group – Agreement on Manufacturing and Distributing l'Annuaire and PagesJaunes 3611 Alphabetical Search").

There are no other non-competition agreements by France Télécom with the Company for its directory businesses.

6.4.12 FRANCE TÉLÉCOM GROUP HOLDING IN THE COMPANY'S SHARE CAPITAL

The France Télécom group intends to retain control of the Company.

6.5 Group's reliance on certain factors

6.5.1 DEPENDENCE ON PATENTS AND LICENCES

The Group owns many trademarks and domain names relating to a wide range of products and services in France and in other countries, particularly the "PagesJaunes", "Les Pages Blanches", "QDQ", "La Guia Util", "QuiDonc" and "Mappy" marks.

Therefore the Group owns all the marks used in its business, except for the "l'Annuaire" mark which is held by France Télécom, the "Kompass" mark held by Kompass International and the "France Télécom" mark held by France Télécom.

At the same time the operating licence agreement was signed on 20 January 2006 for the general printed directory (see Section 6.4.4), France Télécom and PagesJaunes also signed a usage agreement for the name "l'Annuaire" to the benefit of PagesJaunes for a sum of 1 million euros.

The "Kompass" trademark which is owned by Kompass International is covered by separate licensing agreements signed with Kompass France for the French and Spanish markets and Kompass Belgium for the Belgian and Luxembourg Markets.

Under the terms of these licensing agreements, the licensor, Kompass International, requires exclusive use of its nomenclature "Kompass nomenclature" and in exchange allows the use of the international "Kompass" trademark. These contracts stipulate therefore that the licensees have an exclusive right to use the Kompass trademarks in each country involved. In addition, the licensees have co-ownership of the Kompass system with Kompass International and the latter agrees not to give a licence to anyone else during the term of the licensing agreement.

For France, Kompass International signed a licensing agreement with Kompass France on 21 September 1983. For Spain, in a contract dated 21 October 1998, Kompass France took over the licence which was previously given to Ibericom by Kompass International.

In addition, on 26 April 1984, Kompass International signed a licensing agreement with Kompass Belgium for Belgium. Finally, in a trademark licensing agreement dated 4 February 2000, Kompass Belgium took over the license given to Editus Luxembourg by Kompass International for Luxembourg.

For all these countries, the licensing agreements have been signed for an indeterminate period except for France where the licence is for 99 years.

Separate agreements have also been signed in regard to the provision of Internet services. Under the terms of these agreements, Kompass International has the exclusive right to operate the Kompass on-line service from a central point in co-operation with its licensees.

In addition, the Group has registered a large number of domain names, particularly pagesjaunes.fr, pagesblanches.fr, pagespro.com, kompass.fr, quidonc.fr, mappy.com and QDQ.com. The Group has also filed applications to register many domain names for each of its sites in the countries where it operates or may operate in future.

6.5.2 DEPENDENCE ON SUPPLY CONTRACTS AND INDUSTRIAL CONTRACTS

6.5.2.1 Paper purchases

As part of a centralised purchasing programme and based on PagesJaunes' experience, France Télécom has signed framework agreements with a certain number of major paper suppliers including UPM Kymmene France, Holmen Paper AB, Kruger, Norske Skog Canada, Katahdin Paper Company and M Real France. The terms and conditions of these framework agreements apply to all companies where France Télécom owns over 20% of the share capital, particularly including PagesJaunes and QDQ Media. Under the terms of these framework agreements, each company sends its orders directly to the suppliers and is solely responsible for the resulting obligations. Contracts for supplying paper include commitments to purchase particular amounts. They are in effect until 31 December 2005. If PagesJaunes would like to make substantial changes to their terms, the supplier must inform France Télécom, who, if it finds it necessary, will open negotiations for this purpose with the supplier and PagesJaunes. For the risks involving the contractual relations with France Télécom, see Section "4.3 Risks Relating to Group Relations With the France Télécom Group".

PagesJaunes does not consider itself dependent on any of these suppliers.

6.5.2.2 Printing

PagesJaunes has signed three major contracts with the following printers in order of size and in terms of cost to the Company for 2005: EINSA (Spain), RR Donnelley UK Directory (United Kingdom) and Elanders Tryckeri AB (Sweden). These contracts were all signed to print the 2005 directories. The prices negotiated with the printers are fixed for the term of these contracts but the order amounts set out in the contracts are only provisional. PagesJaunes remains the owner of the paper provided and the printer assumes the risks of depositary in terms of the paper delivered to it for the purpose of providing its services.

Under the terms of the contract signed between PagesJaunes and EINSA, QDQ Media signed an agreement with EINSA on 26 September 2003 to print directories starting in September 2003. This agreement expires on 31 December 2005 and also covers the 2005 editions. It includes set prices for the term of the contract and order amounts which are only provisional.

In order to ensure printing for its B to C directories, in France and in Spain, for 2006, 2007 and 2008, the PagesJaunes Group launched a call to tender all across Europe. Following this call for tender, the Group has retained 4 printers:

- for its directories in France, they are, in order of printed volume for 2006, the following printers:

– Maury (France),

– Mohn Media (Bertelsman Group, Germany),

– RR Donnelley UK Directory (United Kingdom).

  The prices negotiated with the printers are fixed for the term of these contracts but the order amounts set out in the contracts are only provisional. PagesJaunes remains the owner of the paper provided and the printer assumes the risks of depositary in terms of the paper delivered to it for the purpose of providing its services.

- for the QDQ directories in Spain the Group has retained the Spanish printer EINSA. The contract signed with this printer calls for set prices for the term of the contract and order amounts which are only provisional.

PagesJaunes does not consider itself dependent on any of these printers.

6.5.2.3 Distribution

PagesJaunes has signed four major contracts for distributing the PagesJaunes and l'Annuaire directories. In order of size, these contracts were signed with Adrexo, Spass Diffusion, Médiapost and Solys. All these contracts cover the distribution of PagesJaunes directories between 1 January 2005 and 31 December 2005, and include provisional order amounts.

PagesJaunes does not consider itself dependent on any of these distributors.

6.5.2.4 Access to directory data

The Company has signed an agreement to make the directory data available for directory publishing purposes between PagesJaunes and France Télécom, described in Section "6.4.1 Agreement for making directory data available for publication of directories".

In addition, the Company has signed agreements with various operators (T. Systems, Tiscali, Kaptech, Louis Dreyfus Communication, 9 Télécom Entreprises, MFS Communication, Estel, UPC Phone Systems & Network, Afone) allowing it to access their subscriber databases. These agreements are usually signed for a period of one year automatically renewable for additional one-year periods.

Based on these contracts, the overall cost for the Group in relation to accessing operators' databases came to 3.9 million euros in 2005.

6.6 Competitive position

6.6.1 PAGESJAUNES SEGMENT IN FRANCE

PagesJaunes believes that its competitive environment is wider than just the competition from other general public or business directories. Like any media business, the Company has two types of competition:

- **Competition for audience:** there are various methods for customers to find information about an individual or a business, or more widely, to find out business information before buying a product or service. So, the services offered by the Company are only one of many sources of information available to individual or professional consumers;
- **Competition from local advertising media:** the local advertisers at whom PagesJaunes' services have traditionally been aimed to highlight their products and services have other locally-based advertising media available to them to promote their businesses.

Competition for audience

Changes in technology – particularly the Internet and mobile telephones – have had significant effects on the Company's competitive environment. A such, consumers can use the Internet to access a wide range of contents and services, in addition to or as a substitute for using the Company's services, and thanks to the sophistication of mobile telephones, they can also access a wide range of electronic listing services.

In addition, PagesJaunes services are in competition with paper listings, directory enquiry services, as well as all the press media which list businesses.

As such, the Company's main competitors are:

- electronic or paper listings, which store telecommunications numbers;
- directory enquiries services;
- the free press (particularly media published by Comareg and Spir Communication, 20 Minutes and Metro);
- Internet search engines (particularly Google, Voila, Yahoo! and MSN);
- thematic portals on the Internet, as well as specialised vendor sites (ViaMichelin.com, Ebay.fr, Voyages-sncf.com, Hotels.com, Kelkoo.com, etc.);
- other publishers of print or on-line directories (particularly Bottin – the Soleil, U Corsu and Iliad directories), as well as town directories and local guides which are also being developed on the Internet.

Competition from advertising media

The Company's directories are in competition with all the other advertising media which allow an advertiser to reach a local target. These are particularly the free press, regional daily press, magazines, billboards and local radio. In addition, the development of the Internet has widened the Company's competitive horizons. Publishers of thematic content on the Internet are developing advertising services aimed at local advertisers (business listings, mini-sites describing the services offered by these businesses, on-line reservations or purchases). This is also true of Internet search engines which are developing fee-paying advertising services in their hit lists, aimed at small- and medium-sized businesses. The advertiser market at the local level in France (as defined in the diagram below) represented total spending of 4.7 billion euros in 2004 and the diagram which follows shows how this spending is divided among the various advertising outlets:



1%
Internet
21%
Directories and guides
20%
Free press
17%
Billboards
2%
Cinema and television
10%
Other press
17%
Daily Press
12%
Radio

Source: France Pub, 2004 figures, excluding direct marketing, promotions, special events and public relations.

6.6.1.1 Printed directories

PagesJaunes' printed directories have two types of competition:

- Competition amongst information suppliers is now fierce and extremely divers, especially when available on-line on the Internet: this can be search engines as well as well as PagesJaunes' own published directories (pagesjaunes.fr), or other directories.

  Due to the recognised success of ADSL deployment in France, this competition is likely to capture part of the audience using PagesJaunes' printed directories and to reduce the attractiveness of this medium for advertisers in the future.

  This outlook has led PagesJaunes to make adaptations, especially editorial ones, to the printed directories in order to maintain usage levels at the high levels they currently enjoy.
- Competition from other advertising media that are aimed at local advertisers (example: regional daily press, free press, free ad publications, billboards, local radio etc.).

PagesJaunes has succeeded in developing its revenue with printed directories even though the advertising market in metropolitan France is stagnating, and is even on the downswing for certain types of media (daily press, for example).

6.6.1.2 On-line services

PagesJaunes' on-line directories are comparable, just as with printed directories, in the local advertising market, even if for a marginal share, they also welcome advertising campaigns on a national level. To find information of a commercial nature, and especially of a local nature, consumers have various sources of information available to them (see Section "6.6.1 PagesJaunes in France"). These various media also allow local advertisers to communicate within their trading area.

The portion of investment for Internet advertising has started to rise sharply, and has resulted in Internet advertisers spending 256 million euros in advertising expense in 2005, which is an increase of 43% compared to 2004 (Source: France Pub – October 2005). This trend also filters down into the local advertising market.

If we consider the media that provides the most competition with pagesjaunes.fr into account, and especially on-line media, the market situation can be broken down as follows:

- **Internet display type advertising,** generally sold as "cost per thousand" ("CPM" in French)

The market was evaluated at about 110 million euros in 2005 (source: PagesJaunes Group).

This is for advertising most often at a national level that concentrates on sites with large audiences: Internet service provider portals, general or specialised information sites.

Pagesjaunes.fr is present in this market through its display products of the banner, totems or header type which can be generic or contextual (thematic and/or local).

- **Advertising of the sponsored link type,** sold under the PPP (pay per performance) model.

This new advertising model came out in 2001 and has enjoyed strong development. 2005 volume was about 80 million euros (source: PagesJaunes Group).

The main actors are Google, Overture, Miva and MSN.

This type of advertising is especially adapted to search engines and makes it possible to monetise the large audience pertaining to searches on the Internet for which Google is the main vector.

This type of competition affects pagesjaunes.fr directly in the sense that it functions on the same level of searching in a purchasing situation. The 3 largest actors in the Internet search market (Google, MSN and Yahoo) will probably open local search services in France as they have already done in other countries such as the United States and the United Kingdom. This development will continue to make this competition even more direct for pagesjaunes.fr. PagesJaunes intends to respond to this new competition by launching a new version of the pagesjaunes.fr Internet site that will make use of content indexing technologies and that will also provide the internet user with a new interface (see Section "6.2.1.2.1 pagesjaunes.fr and Internet sites").

On-line directory type advertising.

pagesjaunes.fr represents most of this form of on-line advertising. It is however possible that in the future, other actors in the market, whether existing or emerging, will implement voluntarist strategies aimed at capturing a considerable share of the market. This may be the case especially with directory enquiry services which can operate technical platforms that they have developed for the directory enquiry services that use the 118 prefix, in order to publish directories on the Internet.

6.6.1.3 Voice and services

The directory enquiry services market is a market that represented about 270 million calls and around 300 million euros in revenue in 2004 (source: PagesJaunes estimates) and which was opened to competition on 2 November 2005, following the attribution by the ARCEP of 6-digit telephone numbers with the 118 prefix. PagesJaunes' main competitors in the directory enquiry services market are:

- Le Numéro (subsidiary of the American company Infonxx) with 118 218;
- France Télécom/Orange with 118 712;
- Telegate (subsidiary of Seat Pagine Gialle) with 118 000;
- Bottin and Belgacom with 118 007.

6.6.1.4 Others

6.6.1.4.1 QuiDonc

The reverse directory market concerning telephone numbers was dominated for a long time by the Minitel services, especially Annu and QuiDonc.

The competition has now moved to the Internet, which represents about 50% of this type of search, with other means being the Minitel which is sharply declining, vocal service, mobile phones and directory enquiry services of the 118 type.

On Internet, the QuiDonc and CTQui websites represent together most of the traffic pertaining to reverse searches. In December 2005, QuiDonc had 347,000 different visitors, surpassed by CTQui with 586,000 distinct visitors (source: Médiamétrie//NetRatings Panel France – Home and/or place of work – Internet applications excluded). Note that these two services have different economic models: QuiDonc charges a fee to users while CTQui has chosen a model financed by advertising.

Also on the Internet, the directory enquiry services that have invested substantially in advertising in November and December 2005 represent real potential competition. They are transposing or getting ready to transpose their directory enquiry service to the Internet, especially for reverse searches. This is particularly the case with 118712.fr and 118218.fr.

6.6.1.4.2 PagesPro

In France, PagesPro competes with the other publishers of printed business to business directories (mainly sector directories); moreover, on the Internet, there is multi-format competition (branch directories, but also search engines and other general on-line directories that flow from B to C also to B to B: societe.com, bottin.com, etc).

6.6.2 INTERNATIONAL & SUBSIDIARIES SEGMENT

6.6.2.1 B to C directories

6.6.2.1.1 Spain

The Spanish directory market had total revenue of 538 million euros in 2004, including alphabetical directories, segment in which QDQ Media was not present.

The directory market in Spain is dominated by TPI, a subsidiary of the historical operator Telefónica. It also includes local companies, particularly Guia Color (Castille-León), Tu Distrito (province of Malaga) and Guiaraba (Alava).

6.6.2.1.2 Luxembourg

Editus Luxembourg is the only publisher of general public directories present in Luxembourg. The company is in competition with all the local advertising media as well as local and international companies on the Internet. The general public directory market has experienced steady growth over the last few years.

6.6.2.1.3 Edicom

Edicom primary publisher of general public directories in Morocco; the company competes with Maroc Télécom, which also publishes a business directory classified into headings, as well as with several local actors of small size. The directory market for the general public is of modest size; the directory publishers themselves compete with the various local media as well as with local and international actors on the Internet, for which penetration is enjoying sustained growth.

6.6.2.1.4 PagesJaunes Liban

PagesJaunes Liban is the sole publisher of directories for the general public in Lebanon. The company competes with all of the local advertising media as well as with local and international actors on the Internet. The directory market for the general public is of modest size and is developing in an economic climate that is generally difficult.

6.6.2.2 Kompass activities

In the information market, Kompass France and Kompass Belgium are in competition with economic and financial information specialists (such as Coface, Fininfo, ORT, Euridile, Dun & Bradstreet and Experian with Infrogreffe) and direct marketing companies who have a range of business to business addresses. In addition, the fact that users also have the option of finding the information free on the Internet also constitutes a form of competition.

In business advertising markets, Kompass France and Kompass Belgium are in competition with other business directory publishers (including Europages, PagesPro for Kompass France, InterRégion for Kompass Belgium's business in Luxembourg), but also with some websites (search engines, portals) which offer advertising products aimed at companies.

6.6.2.3 Direct marketing and mapping services

6.6.2.3.1 Direct marketing

In the various markets where they operate, Wanadoo Data and e-sama are up against these main competitors:

- database marketing market (postal address, telephone number, e-mail, text messaging): Mediaprisme, Axciom (Claritas/Consodata), La Poste, l'Insee, Wegener, Ibase and Buongiorno;
- engineering market involving marketing database processing: Wegener, Bertelsmann (Arvato Services), Axciom (Claritas/Consodata), La Poste, Presse Informatique, DPV, Sogec Datamark Services and Uniservices Informatique.

6.6.2.3.2 Mapping services

Mappy is faced with stiff competition in the on-line mapping services market, which in particular includes Viamichelin.com, Maporama.com, Webraska.com and Planfax. Moreover, many of the main actors on the Internet including Google, Yahoo ! and MSN have developed mapping solutions that are also a form of competition for Mappy.

The following table shows changes in the reach rate of the two biggest sites in terms of general public mapping services, mappy.com and viamichelin.com:

(in %)	December 2003	December 2004	December 2005
Mappy.com	17.4	20.3	25.9
Viamichelin.com	8.3	12.9	16.2

Source: Nielsen Home and Work.

Of all sites taken together, mappy.com is one of the 15 most consulted sites in France (Source: Nielsen Home and Work).

6.7 Regulation

Apart from the regulations generally applicable to companies in the countries where the Group operates, PagesJaunes is specifically subject to laws on the information services corporations relating to its directory business.

PagesJaunes is mostly present in Europe and more specifically in France, and so the discussion below involves European and French laws and regulations.

6.7.1 INFORMATION SERVICES COMPANY REGULATION

The law on Confidence in the Digital Economy was the subject of intense discussions in 2003 between French institutions and service providers. This draft law is aimed at adapting French law to the requirements of developments in the digital economy and strengthening confidence in the use of new technologies. This law which would complete the enactment of the directive on Electronic Commerce that was adopted on 13 May 2004 sets out the rules for the liability of Internet service providers and website hosting companies, and particularly deals with how domain name organisation is managed and encryption.

6.7.1.1 Content regulation and responsibilities for Internet companies

The European directive of 8 June 2000 in relation to some legal aspects of information services companies, and particularly electronic trade, states that the obligations and responsibilities incumbent upon Internet companies must be enacted before 17 January 2002. A partial enactment of this directive had been effected in France through the law of 1 August 2000 amending the law of 30 September 1986 by adding a new chapter entitled "Clauses Relating to On-Line Communications Services Excluding Private Correspondence" (articles 43-7 to 43-10).

This law makes publishers of on-line communications services responsible for direct or indirect identification. As such, article 43-10 stipulates that individuals producing a non-professional on-line communications service must indicate their names and addresses on their website or the name and address of the website hosting company if they wish to remain anonymous. Legal entities and individuals publishing websites on a professional basis must put their exact contact information on their website (company name, registered offices and name of the managing editor or joint managing editor), as well as the name and address of the hosting company.

Hosting companies must also provide publishers with the technical means to meet the identification requirements incumbent upon them (article 43-9).

In relation to the hosting company's responsibility for the content of the services it hosts, article 43-8 states that hosting companies are neither criminally nor civilly liable for the content of the services they host, unless, after notification by a legal authority, they do not act promptly to block access to that content.

In addition, under the terms of their identification obligations, hosting companies must keep all the items needed to provide identification of the person who created or produced the content of the services they provide so they can be reported upon request to the legal authorities (article 43-9).

This provision is complemented by the law on Confidence in the Digital Economy [French acronym: "*LCEN*"] of 21 June 2004, which sets out the rules of responsibility for technical service providers on the Internet and particularly in regard to electronic commerce and encryption.

The *LCEN* states that hosting companies do not have a general obligation to oversee the information they transmit or store, or a general obligation to research the facts or circumstances relating to illicit activities. However, the legal authorities can order specific, temporary surveillance in individual cases.

The *LCEN* also states in its article 6 point 1-2 that *"individuals or legal entities providing, even free of charge, storage of signals, text, images, sound or messages of any kind provided by the recipients of these services, to be made available to the public by public on-line communication services, cannot be held civilly liable for these activities or the information stored at the request of a recipient of these services if they did not have actual knowledge of the illicit nature or of facts and circumstances demonstrating this nature or if, at the time they became aware of them, they acted promptly to remove this information or block access to it".*

The liability of the hosting companies indicated above is therefore only invoked if the content or information involved is manifestly illicit. In fact this provision in the *LCEN* was subject to a conditional interpretation drawn up by the Constitutional Council on 10 June 2004: "[...] *points 2 and 3 of I of article 6 of the law in question are intended only to remove civil and criminal liability from hosting companies under the two circumstances they describe; these provisions would not have the effect of invoking the liability of a hosting company which did not remove information reported to be illicit by a third party if the information does not manifestly appear to be so or if its removal has not been ordered by a judge [...]"*.

The *LCEN* also includes strengthened protection for consumers, particularly by the provisions relating to the requirement for vendors to provide exact identification and principles which guarantee the validity of on-line contracts.

6.7.1.2 Protecting personal information

The European Framework directive 95/46/EC of 24 October 1995, relating to protection of individuals in relation to handling personal information and the free distribution of this information, defines the legal framework needed to provide proper protection for personal rights and freedoms. This framework directive was complemented by a European Sector directive 2002/58/EC of 12 July 2002 on handling personal information and protecting privacy in the electronic communications sector, replacing directive 97/66/EC of 15 December 1997.

The goals of this directive include:

- harmonising European law on personal information;
- facilitating its distribution (as long as the country to which the personal information is sent offers an adequate level of protection);
- *and protecting privacy and personal freedom.*

Law No. 2004-801 of 6 August 2004 on protecting individuals in the way their personal information is handled and amending law No. 78-17 of 6 January 1978 in relation to computers, computer files and freedoms, completes the enactment of directive 95/46/EC. This law strengthens individuals' rights over their information, helps to simplify the reporting formalities for handling information at risk and gives the *CNIL* greater powers to intervene.

The new law on computers and freedoms gives individuals greater rights over their information, and now makes those in charge of handling the information responsible for giving more detailed information about the terms of use of this information. The right to object to being subject to marketing prospecting is now embodied in the law and the conditions for *exercising the right to access and correct information are now stipulated.* In relation to simplifying the formalities, reporting falls under common law, with previous control by the *CNIL* being limited only to handling which presented special risks attacking individuals' rights and freedoms. Finally the *CNIL*'s powers to intervene have increased (stipulations have been added in relation to the procedures for on-site control, and the *CNIL* now has a wide range of powers to intervene (court order to stop using the information, or a request for temporary suspension, blocking information, removing authorisation, etc.). The *CNIL* can now issue monetary fines, up to 150,000 euros for the first reported infringement and 300,000 euros or 5% of the revenue, excluding tax, of the last fiscal year if it involves a company. Finally, the warnings issued by the *CNIL* may be made public, and notices of the warnings issued may be ordered inserted in any publications, newspapers or formats it decides, and the costs must be paid by the individuals being penalised.

In its course of business, the Group has to record and process statistical data, particularly in relation to use of its sites. Technical methods which can identify, on a global statistical basis, Internet users' main interests and their on-line habits have also been developed to optimise the services we provide and increase the income generated. In the same way, and to enable us to offer personalised services, the Group also collects and handles personal information and markets it to third parties.

The new European Sector directive relating to handling personal information and protecting privacy in the electronic communications sector, which has a deadline of 31 October 2003 for enactment by the Member States, expands its field of application to electronic communications and makes some amendments to the current provisions. The new provisions are as follows:

- traffic-related information now covers all traffic-related information, regardless of technology, and therefore includes information relating to Internet communications;
- cookies are only allowed if clear and complete information is given to the subscriber or user, particularly about how it will be used, and if the cookies can be refused. However, this provision does not cover cookies intended solely to effect or facilitate transmitting a communication, or those strictly necessary for providing a service expressly requested by the user (article 5.3 of the directive). These provisions were enacted by law No. 2004-801 of 6 August 2004 on protecting individuals in the way their personal information is handled (article 32 of the consolidated version of the law on Computers and Freedom);
- location information apart from that relating to traffic can only be handled after it has been made anonymous, or with the consent of the subscribers or users, who have been properly informed in advance, for the purpose of providing them with an added-value service. They have the option of withdrawing their consent at any time and must have the option of temporarily refusing to have this information used each time they connect to the network or each time they send a message, easily and free of charge. These provisions were enacted in law No. 2004-669 of 9 July 2004 on electronic communications and audiovisual communications services (article L. 34-1, IV of the Postal and Electronic Communications French Code);
- in relation to directories, subscribers have the option of deciding if their information, and in some cases which parts of this information, should appear in a public directory. Being unlisted is free, as is any correction or removal. Member States may require consent from subscribers for any public directory used for anything but an ordinary search for contact details about people based on their name. These provisions were adopted in decree No. 2003-752 of 1 August 2003 on general directories and general information services, amending the Postal and Electronic Communications French Code; in relation to unsolicited communications (or spamming), direct prospecting by e-mail is forbidden unless it is sent to subscribers who have given their consent in advance. However, if someone has directly obtained the e-mail addresses from its customers, it can use them for direct prospecting purposes for similar products or services which it provides itself, as long as customers can refuse when their information is collected and at each message. These provisions were enacted into French law by the law on Confidence in the Digital Economy and by the law on Electronic Communications, which makes customer prospecting by electronic means opt-in, therefore requiring the prior consent of the people being prospected (new article L. 34-1, III of the Postal and Electronic Communications French Code).

6.7.2 THE DIRECTORIES

Order No. 2001-670 of 25 July 2001 covering the adaptation of the Intellectual Property French Code and the Postal and Telecommunications French Code to Community law thus enacted several European directives into French law, including the law on protecting personal information in the area of telecommunications and the directive of 26 February 1998 on the application of an open telecommunications network provision (ONP) for voice telephony (98/10/EC). The enactment of this directive into law should lead to an effective liberalisation of the directory market and facilitate the production of the general directory. This directive forces all telecommunications operators, under certain circumstances, to provide their list of subscribers to any directory publisher who asks for it.

Decree No. 2003-752 of 1 August 2003 in relation to general directories and general information services, amending the Postal and Telecommunications French Code stipulates that operators must provide their list of subscribers and users to anyone who wishes to publish a general directory, either in the form of a computer file or by access to a database which the operators must keep up to date.

This obligation applies to any entity owning numbers, on a land network or on a mobile network. It will then be possible to publish a general directory, which means a directory containing all telecommunications service subscribers. The Group, which produces both print and on-line directories, is giving full consideration to this change in the regulations which would enable it to acquire permits for directory information from all telecommunications operators and thereby enrich its content. This decree is currently being reviewed.

New article L. 34 of the Postal and Electronic Communications French Code states that publishing lists of subscribers or users of electronic communications networks or services is free of restriction, subject to protecting individual rights, and that the operators must provide the list of all subscribers or users to whom they have assigned one or more telephone numbers in the telephone numbering system, without discrimination and at a price reflecting the actual cost of the service rendered. This article also repeats the rights guaranteed to all individuals in terms of publishing their personal information and consulting information services. It finally states that the consent of any subscriber to a mobile telephone operator is required before they can be entered in subscribers' or users' lists.

6.7.3 DATABASE REGULATION

On 11 March 1996 European Directive 96/9/EC was adopted as legal protection for databases.

The main innovation made by this directive is the creation of a *"sui generis"* right, in addition to copyright, intended to protect an investment in obtaining, verifying or presenting the contents of a database for the limited time the right exists, which states this investment may consist of employing financial means and/or using time, effort and energy.

This directive was enacted into French law by a law dated 1 July 1998, containing a *"sui generis"* right which protects database producers, regardless of the protection offered by copyright (articles L. 112-3 and L. 122-5 of the Intellectual Property French Code, as well as the whole of Title IV of Book III of the Intellectual Property French Code, i.e. articles L. 341-1 to L. 343-4 of the said Code).

The benefit of protection is afforded to the database content "when its creation, verification or presentation demonstrates a substantial financial, material or human investment". This protection is separate from and without prejudice to the protection provided for database content by copyright since article L. 341-1 of the Intellectual Property French Code states that a database producer, understood to mean the person who takes the initiative and risk involved in the corresponding investments, benefits from protection for the database content when the creation, verification or presentation of it demonstrates a substantial financial, material or human investment. This protection is separate from and exercised without prejudice to that resulting from copyright or any other rights over the database or one of its component parts.

Under the law, a database producer has the right to prohibit any substantial extractions of content from his database as well as any reuse. Therefore article L. 342-1 of the Intellectual Property French Code states that a database producer has the right to prohibit:

- the extraction, by permanent or temporary transfer, of all or a qualitatively or quantitatively substantial part of the contents of a database onto another platform, by any means or in any form whatsoever;
- the reuse, by making it available to the public, of all or a qualitatively or quantitatively substantial part of the contents of a database by any means or in any form whatsoever.

This protection is afforded even when the database is made available to the public, to the extent that it involves the extraction of a substantial part of the database. This protection is afforded even when the person proceeding to make the extractions has legitimately accessed the database. So article L. 342-2 of the Intellectual Property French Code states that: *"The producer can also prohibit the extraction or the repeated, systematic reuse of qualitatively or quantitatively non-substantial parts of the database when these operations manifestly exceed the conditions of normal use of the database"*. On the other hand, article L. 342-3 of the Intellectual Property French Code states that: *"When a database is made available to the public by the owner of these rights, the latter may not prohibit (...) the extraction or reuse of a non-substantial part, assessed qualitatively or quantitatively, of the contents of the database by anyone who has legitimate access to it (...)"*.

6.7.4 SECURE ELECTRONIC SIGNATURE

French regulations in regard to secure electronic signatures are contained in four successive laws: a law of 13 March 2000, two decrees of 30 March 2001 and 18 April 2002 and an order of 31 May 2002.

Law No. 2000-230 of 13 March 2000, on adapting laws on proof to cover information technology and relating to electronic signatures, goes beyond simple legal recognition of electronic signatures and gives legal validity to electronic documents, which are closely related. It creates two types of electronic signature with different legal effects: a simple signature and a secure signature.

The latter has the full force and probity in law of a handwritten signature because it is presumed to be true unless proven otherwise.

For electronic signatures which do not meet the conditions set by this decree, which are called simple signatures, the proof of technical reliability in the procedure used must be demonstrated, for example by an expert examination, even if their admissibility as proof cannot be denied. It is also still possible to have them legally recognised by agreements on proof, the legality of which is now clearly set out in article 1316-2 of the French Civil Code.

6.7.5 DOMAIN NAMES

The Group has registered a large number of domain names in France and in other countries (see Section "6.5.1 Dependence on Patents and Licences").

Domain names are terms assigned to the digital addresses of servers connected to the Internet (Internet addresses) to make Internet sites easier to identify and remember. Therefore, domain names represent major marketing tools for companies doing business on the Internet.

Domain names are made up of two distinct elements: the top-level domain name or "TLD" and the second-level domain name. The top-level domain names can be either generic (generic top-level domain names or gTLDs), such as ".com" for companies, ".net" for companies providing Internet services, ".org" for public interest organisations, or ".edu" for education institutions, or correspond to a particular geographical area (country code top-level domain names or "ccTLDs") such as ".fr" for France, ".de" for Germany or ".es" for Spain. Second-level domain names are the names chosen by each person or company to identify their website.

The registration of domain names in the ".com", ".net" and ".org" domains is carried out by a certain number of companies accredited by the Internet Corporation for Assigned Names and Numbers ("ICANN"), an international non-profit organisation. Registries such as Verisign for ".com" and ".net" are responsible for managing the extensions. Only these registrars are accredited by ICANN to file domain names.

Registration of geographical domain names is overseen by a national authority appointed in each State, which keeps a central registry and approves private companies as accredited registrars. Nordnet, a subsidiary of the France Télécom group is a "registrar" accredited by ICANN to register domain names as ".com", ".net", ".biz" and ".info".

As a general rule, domain names are assigned based on the rule of "first come, first served" and most registrars, whether for generic or geographical domain names, consider that the registrant assumes sole responsibility for making sure that no prior rights are being infringed by using a domain name he is registering.

Because each national authority can, up to a point, define its own policy for assigning domain names, the registration requirements for geographical domain names can differ from the requirements which apply to generic domain names and can also vary from one country to another. In particular, registrars can be more or less strict when they verify, in some cases, that the registration of a domain name does not infringe on prior rights held by others, whether intellectual property rights or others.

In France, the French Co-operative Association for Internet Names [French acronym: *AFNIC*] is responsible for registering domain names with the ".fr" extension. A certain number of Internet service providers, including several France Télécom group subsidiaries, have been accredited by *AFNIC*, according to the recommendations issued by ICANN, to handle requests for registering domain names.

Although the French courts have now admitted that using a term on a website or as a domain name can infringe on prior rights to a trademark, the outcome of a lawsuit in this area remains unclear. This is particularly due to the fact that the scope of trademark rights can be limited to a geographical area or based on classes of products and services covered by the registration, while use of a term on the Internet by another could create the risk of confusion or lead to acts of unfair competition well beyond these limits.

6.7.6 LAW RELATING TO PUBLIC TELECOMMUNICATIONS SERVICE OBLIGATIONS AND FRANCE TÉLÉCOM

Law No. 2003-1365 of 31 December 2003 provided for a call for applications to appoint an operator in charge of general information services and the general directory. The procedures for this call for applications were set out in an opinion from the Ministry of the Economy, Finance and Industry published in the Official Journal of 25 November 2004 (*"Opinion on a Call for Applications to Appoint an Operator in Charge of Providing the Electronic Communications General Service Component" set out in point 2 of article L. 35-1 of the Postal and Electronic Communications French Code*).

The France Télécom group made an application, stating that the job of producing the printed general directory would be given to PagesJaunes. In an order of 3 March 2005 by the Ministry of the Economy, Finance and Industry, France Télécom was appointed the operator in charge of the general information service and the universal directory (see Section 6.4.4).

6.7.7 DIRECTORY ENQUIRIES SERVICES

Directory enquiries services were, up until 2 November 2005, almost exclusively provided by number 12 (for fixed-line subscribers) and by 712, 612 and 222 (for mobile telephone network subscribers).

Since this date, and following a random drawing process for assigning the numbers in the 118XYZ format developed and implemented by the ARCEP, all directory enquiry services that meet certain criteria (especially in the case where the database of the subscribers that are likely to be found is complete) must use a number in said format 118XYZ.

Since a transition period was provided for until 3 April 2006, it is on this date that numbers 12, 712, 612 and 222 will effectively disappear.

So with each directory enquiry service now using a number of the same format and the number being available from any fixed-line or mobile network telephone, this activity has generated new actors, including PagesJaunes with 118 08.

6.8 Suppliers

See Section "6.5.2 Dependence on Supply Contracts and Industrial Contracts".

6.9 Insurance and risk coverage

PagesJaunes Group, as a subsidiary of France Télécom, is covered by the insurance programmes taken out by the France Télécom group. This mutual insurance plan is taken out with major companies in the insurance and reinsurance field, to cover risks of:

- damage to assets and operating losses including damage to goods being transported;
- civil liability associated with operations and business activities in general, both in terms of customers and third parties (including the liability of corporate officers);
- and automobile risks.

The premiums paid by the Company, as for any subsidiary of the France Télécom Group belonging to the insurance programme, represent in the various risk areas covered, a share of the total premiums which is determined in proportion to the insured capital and revenue, using a weighting based on the characteristics and type of risks covered, as well as the claims history.

So, as far as insurance coverage for civil liability is concerned, the preliminary premium paid by the Company for the 2005 fiscal year came to about 142,000 euros including tax.

In relation to the Damage to Assets and Operating Losses policy, the premium paid by the Company came to about 307,000 euros including tax in 2005.

For the automobile risk, the Company is covered by the Automobile Fleet insurance programme, especially for subsidiaries of the France Télécom group: the share of the premium to be paid by each subsidiary is determined based on the number of vehicles they have and their claims history, and also depends on the guarantee options taken by each of them. So, for 2005 the Company paid about 155,000 euros including tax based on its own fleet of vehicles.

All of this coverage takes into account the types of risks incurred by the Group within the France Télécom group and is adapted to the type of products offered in the insurance and reinsurance market at the moment for groups of similar size with similar businesses.

As part of its insurance policy, the France Télécom group uses major international brokers, who in close co-operation with France Télécom draw up, place and manage all the insurance programmes. So, this policy enables identification and quantification of the various risk areas to determine the coverage needed with the goal of getting the best quality ratio between coverage and cost. Selecting mutual programmes, by using umbrella contracts for the France Télécom group, enables refinancing of all the risks with the insurance and reinsurance market. This coverage strategy, which consists of using "Corporate" programmes, takes into account the specific characteristics of the various businesses of the subsidiaries being covered. It also uses information obtained after comparisons with groups in the same business sector, or neighbouring or of an equivalent size.

The prevention policy provides a way of better understanding and controlling the risks to which each company in the France Télécom group could be exposed. In this regard, in the area of preventing physical risks, regular identification depends on a policy of site visits carried out in partnership with the internal engineering department and those of the main insurers. This measure enables any risks to be detected and evaluated to make sure that insurance coverage is always appropriate for these risks and if necessary to study any adjustments in levels of prevention and protection.

Organisation chart

7.1 Description of the Group

The structure of PagesJaunes Group was modified in December 2004. PagesJaunes SA, the listed company, changed its name, and became PagesJaunes Group and fulfils the functions of a holding company.

This new organisation is aimed at separating the Group's steering activities from its operational activities, with the following goals:

Clarify the structure of PagesJaunes Group

- separate the management responsibilities of the Group ("holding" activity) from operational responsibilities;
- better meet the requirements of corporate governance (the Directories business in France of PagesJaunes SA, which represents more than 90% of the Group's business, was easily confused before with the business of other operational subsidiaries);
- simplify relations with the major shareholder, with the holding providing the interface with the latter, which limits the number of entry points in the Group;
- distinguish employees interests in the Directories business in France from the Group's financial needs and thus clarify labour-management relations.

Improve the operations of PagesJaunes Group as a group of companies

- clarify responsibilities in steering subsidiaries and better cover certain needs, especially pertaining to accounting consolidation, reporting, marketing and technical support, regulatory watch and legal support;
- facilitate where possible the execution of external growth operations and integrate them successfully into the PagesJaunes Group.

The Group's activities can be organised into two main segments:

- **PagesJaunes in France:** this is the business of the PagesJaunes SA Company in France, which involves publishing the directories, distributing them, selling advertising space in the printed and on-line directories, creating and hosting Internet sites, the 118 008 directory enquiry services activities as well as publication of the PagesPro directories, selling on demand access, the reverse search directory QuiDonc, Europages advertising representation;
- **International & Subsidiaries:** these are the businesses of the various Company subsidiaries, which mostly comprise publishing directories for the general public outside France, developing Kompass directories in Europe and developing activities which complement publishing the directories (such as Mappy's map services and Wanadoo Data and e-sama).

Detailed sector information is provided in note 4 of the notes to the consolidated financial statements (Section "20. Financial information concerning the assets, financial situation and results").

7.2 List of subsidiaries

The following is an organisational chart of the Group on 31 December 2005:


France Télécom
54%
PagesJaunes Group
PagesJaunes SA
100%
Kompass France
100%
Kompass Belgium
100%
Mappy
100%
Wanadoo Data
100%
100%
e-sama
100%
PagesJaunes Outre-Mer*
100%
QDQ Media
100%
PagesJaunes Liban*
100%
Edicom
100%
Eurodirectory
49%
Editus Luxembourg
100%
Cristallerie 1**

* *Subsidiaries of PagesJaunes Group that were not consolidated in 2005.*
** *Non-active subsidiaries on 31 December 2005.*

8.1 Major tangible fixed assets

The great majority of the Company's premises are sub-let by the France Télécom Group by leases or subleasing agreements. These contracts are worded in application of the principle of euro for euro rebilling to each of the occupants for the rent and associated charges, based on their share of the space occupied.

8.2 Environmental questions

Details on environmental questions are provided in section 4.6 "Industrial and environmental risks".

9 Review of the financial situation and results: Group's Management report

Contents

9.1 General presentation

The Group's core business is printing directories in France and abroad, offering a diversified range of products and services intended for the general public and businesses.

The Group's business is organised into two main segments:

- **PagesJaunes in France**
This is the business in France involving publishing and distributing directories, selling advertising space in the printed and on-line directories, the business of creating and hosting websites, the business of directory enquiry services 118 008 as well as publishing the PagesPro directories, selling on-demand access, the QuiDonc reverse directory and the Europages management (advertising representation).

- **International & Subsidiaries**
These are the businesses of the Company's various subsidiaries, which mainly consist of publishing directories for the general public outside France, developing Kompass directories in Europe and developing businesses that complement the directory publishing business (such as the Mappy mapping and Wanadoo Data and e-sama direct marketing).

In February 2005, PagesJaunes Group bought, via its subsidiary Wanadoo Data, 100% of the e-sama company, specialised in hosting databases and customer relationship management (CRM) services. This company has been fully consolidated since 1 February 2005.

In July 2005, PagesJaunes Group also acquired Edicom, primary publisher of directories in Morocco. This company has been fully consolidated since 1 July 2005.

In order to make the 2004 data comparable to that of the 2005 scope, the 2004 data has been rendered using the 2005 scope.

The table below shows the effect of the consolidated accounts on 31 December 2004 and information consolidated on a like-for-like basis on 31 December 2004, taking into account:

- entry of QDQ Media and Mappy into the scope on 1 January 2004 instead of 1 April 2004 and 1 May 2004, respectively;
- entry of Kompass Belgium into the scope on 1 January 2004 instead of 1 January 2005;
- acquisition of Edicom on 1 July 2004 instead of 1 July 2005;
- consolidation of Editus Luxembourg by proportional integration on 1 January 2004. In the past, this company was consolidated using the equity method;
- acquisition of e-sama on 1 February 2004 instead of on 1 February 2005.

Scope impacts are as follows:

	Periods ending 31 December		
PagesJaunes Group (in millions of euros)	**Consolidated accounts 2004**	**Effects of scope 2004 & 2005**	**Like to like scope 2004**
Revenue	967.2	33.8	1 001.0
Gross Operating Margin (GOM)	407.5	4.2	411.7
Operating income	342.6	2.5	345.1
Consolidated income	213.6	(0.7)	212.9

These effects of scope impact the "International & Subsidiaries" segment.

9.2 Comments on the results for the fiscal years ending 31 December 2005 and 31 December 2004

PagesJaunes Group (in millions of euros)	Fiscal years ending on 31 December 2005	2004 on a like-for-like basis	Changes 2005/2004
Revenue	**1,060.7**	**1,001.0**	**6.0%**
External purchases	(330.4)	(331.9)	- 0.5%
Other Operating income	54.9	60.4	- 9.1%
Other Operating expense	(24.6)	(34.1)	- 27.9%
Salaries and contributions	(297.6)	(283.7)	4.9%
Gross operating margin (GOM)	**463.1**	**411.7**	**12.5%**
as a % of Revenue	*43.7%*	*41.1%*	
Employee profit sharing	(32.9)	(30.2)	9.1%
Remuneration as shares	(20.5)	(25.3)	- 19.1%
Amortisation and depreciation	(9.7)	(10.9)	- 10.5%
Gains/losses on the sale of assets	(0.6)	(0.4)	52.8%
Restructuring expense	(0.4)	0.0	ns
Operating income	**399.0**	**345.1**	**15.6%**
as a % of Revenue	*37.6%*	*34.5%*	
Financial income	16.4	19.1	- 14.1%
Financial expense	(4.8)	(0.5)	ns
Corporate tax	(148.9)	(150.8)	- 1.3%
Net income	**261.7**	**212.9**	**23.0%**
Income assignable to shareholders of PagesJaunes Group	261.7	212.9	

The Consolidated Group's revenue increased by 6.0% in 2005 compared to 2004 on a like-for-like basis and came to 1,060.7 million euros on 31 December 2005. This increase is explained by an expanded range of products both for the printed directories and the on-line services, by an increase in the average revenue per advertiser and by attracting new advertisers in France and in Spain and by raising prices.

Gross operating margin (GOM) rose by 12.5% in 2005 compared to 2004 on a like-for-like basis and came to 463.1 million euros on 31 December 2005. Excluding IPO expense in 2004 (8.1 million euros) and on a like-for-like basis, growth in the gross operating margin was 10.3% in 2005. Gross operating margin (GOM) over revenue went from 41.1% (41.9% excluding IPO expense) in 2004 to 43.7% in 2005, which is a significant increase in the profitability of the Consolidated Group. This improvement is the result of an increase in revenue and good control over costs as a whole, particularly in optimising publishing costs for the printed directories and reducing the losses of QDQ Media.

External purchases (as defined in Section "9.2.1.2 External purchases for the PagesJaunes segment in France") dropped by 0.5% in 2005 compared to 2004 on a like-for-like basis. Salaries and expense, which mainly include personnel expense in relation to the sales force, only increased by 4.9% between the two periods, although revenue increased by 6.0%.

Net consolidated results come to 261.7 million euros in 2005 compared to 212.9 million euros in 2004 on a like-for-like basis, which is an increase of 23.0%. Excluding IPO expense in 2004, growth in net results was 20.0%.

The discussion below presents the revenue, operating results and well as some pro forma intermediate management balances for each of the segments in the Consolidated Group, the PagesJaunes in France segment and the International and subsidiaries segment.

9.2.1 ANALYSIS OF THE REVENUE AND OPERATING RESULTS ON A LIKE-FOR-LIKE BASIS FOR THE PAGESJAUNES IN FRANCE SEGMENT

The following table shows changes in the revenue and operating results for the PagesJaunes in France segment for periods ended 31 December 2004 and 31 December 2005:

	Periods ending 31 December		
PagesJaunes in France (in millions of euros)	**2005**	**2004**	**Variation 2005/2004**
Revenue	**956.1**	**903.9**	**5.8%**
External purchases	(287.2)	(288.4)	-0.4%
Other operating income	52.7	58.3	-9.5%
Other operating charges	(21.5)	(28.5)	-24.4%
Salaries and contributions	(242.6)	(231.4)	4.8%
Gross operating margin (GOM)	**457.5**	**413.9**	**10.5%**
as a % of revenue	*47.9%*	*45.8%*	
Employee profit sharing	(32.3)	(29.4)	10.0%
Remuneration in shares	(19.1)	(23.5)	-18.7%
Amortisation and depreciation	(5.9)	(6.7)	-12.0%
Gains/losses on the sale of assets	(0.5)	(0.4)	49.4%
Operating income	**399.7**	**354.0**	**12.9%**
as a % of revenue	*41.8%*	*39.2%*	

The PagesJaunes in France segment groups together the activities of publishing and distributing directories, selling advertising space in the printed and on-line directories, the business of creating and hosting websites as well as other activities (primarily publishing the PagesPro directories, selling on-demand access, the QuiDonc reverse directory, directory enquiry services via 118 008 and Europages advertising representation).

9.2.1.1 Revenue for the PagesJaunes in France segment

The table below shows the distribution of consolidated revenue of the PagesJaunes in France segment by product line for periods ending 31 December 2004 and 31 December 2005 and the change in percentage for these lines between these two periods:

	Periods ending 31 December		
PagesJaunes in France (in millions of euros)	**2005**	**2004**	**Variation 2005/2004**
Printed directories	**638.2**	**618.9**	**3.1%**
PagesJaunes	524.3	505.2	3.8%
L'Annuaire	113.9	113.8	0.1%
On-line services	**285.0**	**254.5**	**12.0%**
Internet	227.7	169.6	34.3%
Minitel	57.2	85.0	-32.6%
Other activities	**33.0**	**30.5**	**8.2%**
Revenue	**956.1**	**903.9**	**5.8%**

Revenue in the PagesJaunes in France segment is up 5.8% in 2005 compared to 2004 and stands at 956.1 million euros on 31 December 2005. This change is the result of the increase in revenue from printed directories and on-line services on the Internet, while revenue from on-line services with Minitel is dropping considerably. The increase in revenue from printed directories and the dynamics provided by Internet activities has offset by more than twice the decrease in Minitel revenue, especially thanks to the increase in the number of customers on printed and on-line platforms. Overall, the number of advertisers increased by 6.1% between 2004 and 2005 to about 620,000 advertisers in 2005. Nearly 113,000 new advertisers were won over in 2005 compared to 98,000 in 2004, with average revenue per advertiser remaining stable at 1,528 euros.

Printed directories

Revenue from printed directories, which primarily comes from selling advertising space in the PagesJaunes and l'*Annuaire*, directories is up 3.1% in 2005 compared to 2004 and stands at 638.2 million euros on 31 December 2005.

From one period to the other, revenue from the PagesJaunes directory increased 3.8% to 524.3 million euros and that of l'*Annuaire* remained stable at 113.9 million euros. These increases can be explained mainly by the increase in the number of advertisers (575,435 advertisers on 31 December 2005 compared to 550,504 advertisers on 31 December 2004), with average revenue per advertiser in 2005 (1,109 euros) being slightly less than that for 2004 (1,124 euros).

On-line services

Revenue from on-line services is up 12.0% in 2005 compared to 2004 and stands at 285.0 million euros on 31 December 2005. Revenue from on-line services mainly comes from selling advertising products on the on-line services (pagesjaunes.fr and PagesJaunes 3611) as well as from the website creation and hosting business.

This change is primarily the result of strong growth in revenue from Internet services, up 34.3% at 227.7 million euros on 31 December 2005. This increase can be explained by the 10.3% increase in the number of advertisers on pagesjaunes.fr between 31 December 2004 and 31 December 2005 (339,553 advertisers on 31 December 2005 compared to 307,953 advertisers on 31 December 2004), combined with the 23.5% increase in average revenue per advertiser (631 euros in 2005 compared to 511 euros in 2004), under the combined effect of the increase in prices in phase with the development of the audience and with the extension of the product offer such as multimedia impact products, "Totem" display offers and advertising products pertaining to local advertising on the Internet (e-pub). Furthermore, enriching the product range starting in November 2004 with an entry-level offer called "En savoir plus" contributed to the continuation of increasing customer loyalty and in increasing revenue for 2005. This innovating product incorporates features such as audience monitoring by the market reference statistics tool that can be consulted by advertiser and, since November 2005, the free service for putting contacts in touch ("click to talk"). On 31 December 2005, nearly 15,000 customers subscribed to the "En savoir plus" offer.

Revenue from PagesJaunes 3611 dropped 32.6% in 2005 compared to 2004, coming in at 57.2 million euros in 2005. This change is the result of the natural drop in Minitel's users.

Other businesses

Revenue from other activities in the PagesJaunes in France segment increased by 8.2% in 2005 compared to 2004, coming in at 33.0 million euros in 2005, which represents 3.5% of the segment's revenue. This revenue essentially comes from activities of PagesPro on printed and Internet platforms, but also from the business of selling on-demand access to French and foreign operators, of the QuiDonc reverse directory for consultation on the Internet, Minitel and Audiotel platforms, directory enquiry services activities with 118 008 and from Europages business on printed and Internet platforms. The change in revenue comes mainly from the increase due to PagesPro revenue on the Internet, from the increase in revenue from activities of selling on-demand access, and from the drop in revenue of the QuiDonc reverse directory which is s a result of the drop in QuiDonc audience on the Minitel that has not been offset by the increase in audience of this service on the Internet. Note that revenue from 118 008 is not very significant in 2005 due to the recent (2 November 2005) and partial opening of the market. The French directory enquiries market will not become completely liberalised until 3 April 2006.

9.2.1.2 External purchases in the PagesJaunes in France segment

	Periods ending 31 December		
PagesJaunes in France (in millions of euros)	**2005**	**2004**	**Variation 2005/2004**
External purchases	(287.2)	(288.4)	-0.4%
as a % of revenue	*30.0%*	*31.9%*	

External purchases in the PagesJaunes in France segment were 287.2 million euros on 31 December 2005, down slightly compared to 2004, while revenue in the segment increased 5.8%. External purchases primarily cover publishing (buying paper, printing and distributing the printed directories), the publisher's fee paid within the framework of the advertising representation agreement for l'Annuaire with France Télécom, communications expenses (purchase of space and design costs), IT development costs, expenses for hosting and distributing the on-line directories as well as expenses for purchasing, compiling and updating databases and for producing advertisements. External purchases represented 30.0% of revenue in 2005 compared to 31.9% in 2004. Paper, printing and distribution costs in 2005 represented 97.8 million euros, of which 42.2 million euros for paper, compared to 97.4 million euros in 2004, including 42.7 million euros for paper. This slight decrease in external purchases is the result, other than the continuation in cost control pertaining to costs for paper, inventories, and printing of directories in a context of stability for paper purchase prices, from the measured drop in computer development expenses and from the drop in the publisher's fee paid within the framework of the advertising representation agreement in relation to the drop in Minitel revenue with PagesJaunes 3611. Inversely, we invested heavily at the end of the year in purchases of space and communication within the framework of launching the 118 008 directory enquiries service, inducing an increase in communications expenses compared to the previous year.

9.2.1.3 Other operating income from the PagesJaunes in France segment

	Periods ending 31 December		
PagesJaunes in France (in millions of euros)	**2005**	**2004**	**Variation 2005/2004**
Other operating income	52.7	58.3	-9.5%

Other operating income from the PagesJaunes in France segment came in at 52.7 million euros in 2005, which is a 9.5% decrease compared to 2004. This other operating income is mainly made up of income from rebilling France Télécom for the expenses pertaining to internal and external costs relating to the production and distribution of l'*Annuaire* and PagesJaunes 3611 alphabetical search, and to a lesser degree from non-recurring operating income. Excluding the effect of a tax credit of 1.8 million euros in 2004, other operating income has gone down slightly due to the drop in the amount rebilled to France Télécom for expenses pertaining to the production and distribution of l'*Annuaire* reflecting continued efforts in controlling the cost of paper and printing directories.

9.2.1.4 Other operating charges from the PagesJaunes in France segment

	Periods ending 31 December		
PagesJaunes in France (in millions of euros)	**2005**	**2004**	**Variation 2005/2004**
Other operating charges	(21.5)	(28.5)	-24.4%
as a % of revenue	*2.3%*	*3.2%*	

Other operating charges for the PagesJaunes in France segment stands at 21.5 million euros on 31 December 2005, which represents a decrease of 24.4% in relation to 31 December 2004. Other operating charges are 2.3% of revenue in 2005 compared to 3.2% in 2004. Other operating charges is made up of tax charges and certain provisions for risks and charges, as well as costs for assistance and trademark fees paid to the France Télécom Group. Excluding the effect of non-recurring charges pertaining to the introduction of PagesJaunes Group on the stock market in 2004 (8.1 million euros) and the increase in the business tax linked to that of revenue, other operating charges have remained fairly stable between the two periods.

9.2.1.5 Salaries and charges in the PagesJaunes in France segment

	Periods ending 31 December		
PagesJaunes in France (in millions of euros)	**2005**	**2004**	**Variation 2005/2004**
Salaries and charges	(242.6)	(231.4)	4.8%
as a % of revenue	*25.4%*	*25.6%*	

Salaries and charges in the PagesJaunes in France segment were 242.6 million euros on 31 December 2005, up 4.8% compared to 2004, which is not increasing as fast as revenue, up 5.8% over the same period.

Salaries and charges represent 25.4% of revenue on 31 December 2005 compared to 25.6% in 2004. This item is made up of benefits and salaries, including fixed and variables ones, profit sharing, social contributions, taxes levied on salaries, provisions for holiday pay, benefits after employment and various indemnities paid to members of the sales force and support functions. Remuneration for the sales force and its direct supervision represented 13.8% of revenue in 2005 compared to 13.5% in 2004. This remuneration of the sales force, which is slightly higher and for the most part variable, primarily depends on the sales results reported for 2005.

9.2.1.6 Gross operating margin for the PagesJaunes in France segment

Gross operating margin (GOM) for the PagesJaunes in France segment increased by 10.5% between the two periods and stands at 457.5 million euros on 31 December 2005. The GOM margin rate for this segment went from 45.8% in 2004 to 47.9% in 2005, which is an increase in the GOM margin rate of 2.1 points between the two periods. Excluding the non-recurring charges for the stock market introduction booked in 2004, GOM increased 8.4%. This performance is mainly the result of the growth in revenue and in cost control.

9.2.1.7 Employee profit sharing and remuneration in shares for the PagesJaunes in France segment

Employee profit sharing for the PagesJaunes in France segment came in at 32.3 million euros in 2005, up 10.0% compared to 2004, and represents 7.1% of GOM in 2005 as in 2004. This increase is therefore in line with GOM growth. Charges for remunerating shares in the segment are 19.1 million euros in 2005, down 18.7% compared to 2004. This drop is mainly the result of progressive end to amortisation of the stock-option plans.

9.2.1.8 Amortisation allowance and income from the sale of assets in the PagesJaunes in France segment

Amortisation allowances and income from the sale of assets decreased on the overall by 8.8% between the two periods and stand at 6.4 million euros in 2005, which is less than 1% of the segment's revenue.

9.2.1.9 Operating income in the PagesJaunes in France segment

Operating results for the PagesJaunes in France segment are up 12.9% between the two periods and stand at 399.7 million euros on 31 December 2005.

9.2.2 ANALYSIS OF THE REVENUE AND OPERATING RESULTS ON A LIKE-FOR-LIKE BASIS FOR THE INTERNATIONAL & SUBSIDIARIES SEGMENT

The following table shows the change on a like-for-like basis in revenue and operating results in the International & Subsidiaries segment for periods ending 31 December 2004 and 31 December 2005:

	Periods ending 31 December		
International & Subsidiaries (in millions of euros)	**2005**	**2004 on a like-for-like basis**	**Variation 2005/2004**
Revenue	**108.9**	**99.5**	**9.4 %**
External purchases	(47.4)	(45.8)	3.5%
Other operating income and charges	(0.9)	(3.5)	-74.7%
Salaries and charges	(55.0)	(52.3)	5.1%
Gross operating margin (GOM)	**5.5**	**(2.2)**	**ns**
as a % of revenue	*5.1%*	*-2.2%*	
Employee profit sharing	(0.6)	(0.7)	-23.7%
Remuneration in shares	(1.3)	(1.8)	-24.4%
Amortisation and depreciation	(3.8)	(4.2)	-8.2%
Gains/losses on the sale of assets	(0.4)	0.0	ns
Operating results	**(0.6)**	**(8.9)**	**ns**
as a % of revenue	*-0.6%*	*- 8.9%*	

9.2.2.1 Revenue on a like-for-like basis in the International & Subsidiaries segment

The table below shows the spread of consolidated revenue on a like-for-like basis for the International & Subsidiaries segment by product line for periods ending 31 December 2004 and 31 December 2005 and the change in percentage of these lines between these two periods:

	Periods ending 31 December		
International & Subsidiaries (*in millions of euros*)	**2005**	***2004 on a like-for-like basis***	**Variation 2005/2004**
B to C directory business	52.4	47.6	10.2%
Kompass business	29.3	27.4	7.1%
Direct Marketing Business and Mapping services	27.1	24.5	10.6%
Revenue	**108.9**	**99.5**	**9.4%**

Revenue in the International & Subsidiaries segment is up 9.4% compared to 2004 on a like-for-like basis and comes in at 108.9 million euros on 31 December 2005.

B to C Directory Business

Revenue in the B to C directory business is up 10.2% in 2005 compared to 2004 on a like-for-like basis, and stands at 52.4 million euros on 31 December 2005. Revenue in the B to C directory business comes from selling advertising space in the printed and on-line directories, and printing them and distributing them, carried out by subsidiaries QDQ Media in Spain, Editus in Luxembourg and Edicom in Morocco.

QDQ Media's revenue increased 13.2% in 2005 compared to 2004 and reached 41.3 million euros. The increase in this revenue is primarily the result of a 6.6% development in the average revenue per advertiser in 2005 compared to 2004 (524 euros in 2005 compared to 492 euros in 2004), as well as a 5.4% increase in the number of customers to 78,300 advertisers on 31 December 2005. The portion of sales generated by on-line activities went up considerably and represents 14.8% of revenue in 2005 compared to 9.6% in 2004. The number of advertisers on QDQ.com nearly doubled between the two periods, changing from 24,685 on 31 December 2004 to 40,951 on 31 December 2005.

Revenue for the other B to C directories was 11.1 million euros in 2005, which is stable when compared to 2004.

Kompass Business

Revenue for the Kompass businesses went up by 7.1% in 2005 compared to 2004 on a like-for-like basis and came in at 29.3 million euros on 31 December 2005. Revenue for the Kompass business comes from marketing the Kompass information which covers sales of advertising space and data in print, on CD-Rom, Minitel and the Internet (Kompass.com, the world on-line directory of Kompass licensees). The sale of media is supplemented by direct marketing services. Revenue in the Kompass businesses comes from activities of the Group in France, Spain, Belgium and in Luxembourg.

Direct Marketing business and Mapping Services

Revenue for the Direct Marketing business and mapping services went up 10.6% in 2005 compared to 2004 on a like-for-like basis and stands at 27.1 million euros on 31 December 2005. This revenue comes from selling particular files to individuals and companies for marketing campaigns, market database processing, on-line mapping services and photographs of towns. The Direct Marketing and Mapping Services division includes the business of subsidiaries Wanadoo Data, e-sama and Mappy.

9.2.2.2 External purchases on a like-for-like basis for the International & Subsidiaries segment

External purchases in the International & Subsidiaries segment came in at 47.4 million euros in 2005, which is an increase of 3.5% compared to 2004 on a like-for-like basis. External purchases represent 43.6% of revenue in 2005 compared to 46.1% in 2004 on a like-for-like basis. External purchases primarily cover publishing (buying paper, printing and distributing the printed directories), communications expenses (purchase of space and design costs), IT development costs, expenses for hosting and distributing the on-line directories as well as expenses for purchasing, compiling and updating databases and for producing advertisements. The change is due mostly to the drop in commercial and communications expenses at QDQ Media, with added expenses in 2004 incurred by the fees linked with increasing this subsidiary's capital.

9.2.2.3 Other operating income and charges on a like-for-like basis in the International & Subsidiaries segment

Other operating income and charges in the International & Subsidiaries segment came in at (0.9) million euros in 2005 compared to (3.5) million euros in 2004 on a like-for-like basis. This other operating income and charges is made up of management income other than revenue, cost of taxes (excluding corporate tax and taxes levied on salaries), customer provisions, certain provisions for risks and charges. This favourable change can be explained by the drop in customer risk at QDQ Media, following the efforts that were made within the framework of the recovery plan for this subsidiary, which result in the reversal of a provision pertaining to previous publications as well as a decrease in the allowance for depreciation of receivables on new publications.

9.2.2.4 Salaries and charges on a like-for-like basis in the International & Subsidiaries segment

Salaries and charges in the International & Subsidiaries segment came in at 55.0 million euros on 31 December 2005, up 5.1% compared to 2004 on a like-for-like basis, which is controlled progression in a context where revenue itself is up 9.4% over the period. Salaries and charges represent 50.5% of revenue in 2005 compared to 52.6% in 2004 on a like-for-like basis. This favourable change is mostly the result of a decrease in the number of employees at QDQ Media in 2005 in relation to 2004, in accordance with the recovery plan implemented in 2004.

9.2.2.5 Gross operating margin on a like-for-like basis in the International & Subsidiaries segment

Gross operating margin (GOM) is 5.5 million euros on 31 December 2005 compared to a loss of 2.2 million euros booked in 2004 on a like-for-like basis. Improvement in the GOM comes from growth in each of the subsidiaries' revenue, in combination with continued efforts with the QDQ Media recovery plan. QDQ Media's GOM reached -5.1 million euros in 2005 compared to -13.0 million euros in 2004.

9.2.2.6 Employee profit sharing and remuneration in shares on a like-for-like basis in the International & Subsidiaries segment

Employee profit sharing and charges for remuneration in shares in the International & Subsidiaries segment is 1.9 million euros on 31 December 2005 compared to 2.5 million euros in 2004.

9.2.2.7 Allowances for amortisation on a like-for-like basis in the International & Subsidiaries segment

Allowances for amortisation decreased 8.2% between the two periods and stands at 3.8 million euros in 2005. This change is the result of controlling the volume of investment carried out.

9.2.2.8 Operating results on a like-for-like basis in the International & Subsidiaries segment

Operating results for the International & Subsidiaries business on 31 December 2005 show a deficit of 0.6 million euros compared to a loss of 8.9 million euros booked in 2004 on a like-for-like basis.

9.2.3 ANALYSIS OF CONSOLIDATED NET INCOME ON A LIKE-FOR-LIKE BASIS

The table below shows the net consolidated income for the consolidated Group generated by all of the activities during the periods ending 31 December 2004 and le 31 December 2005:

	Periods ending 31 December		
Consolidated income statement – PagesJaunes Group (in millions of euros)	**2005**	**2004 on a like-for-like basis**	**Variation 2005/2004**
Operating results	**399.0**	**345.1**	**15.6%**
Financial income	16.4	19.1	-14.1%
Financial charges	(4.8)	(0.5)	ns
Corporate tax	(148.9)	(150.8)	-1.3%
Net income	**261.7**	**212.9**	**23.0%**
Income attributable to shareholders in the PagesJaunes Group entity	**261.7**	**212.9**	

9.2.3.1 Financial income (on a like-for-like basis)

Financial income dropped 14.1% in 2005 compared to 2004 on a like-for-like basis and was 16.4 million euros on 31 December 2005. This change is the result of an average amount of invested capital that was less in 2005 than in 2004 (effects due to timing differences in disbursements of corporate tax, see table of fluctuations in liquid assets) and of the drop in interest rates. This financial income is mainly composed of income from investing cash liquidities with France Télécom (see Section "6.4.7 Cash Management Agreements").

9.2.3.2 Financial charges (on a like-for-like basis)

Financial charges were 4.8 million euros on 31 December 2005 compared to 0.5 million euros in 2004 on a like-for-like basis. This change is mainly due to booking the financial charges paid during the securitisation of the receivable representative of the exceptional levy on distributions performed in 2005.

9.2.3.3 Corporate tax (on a like-for-like basis)

On 31 December 2005, the Consolidated Group showed a corporate tax charge of 148.9 million euros, a decrease of 1.3% compared to 2004.

In 2004, the Company decided to adopt the tax integration plan set out in articles 223A and following of the French General Tax French Code. This option allows the creation of a consolidated group from a tax point of view, which comprises, in addition to the Company, all its French subsidiaries meeting the conditions required for membership. This option went into effect on 1 January 2005 for a period of five fiscal years.

9.2.3.4 Net results (on a like-for-like basis)

Net results were 261.7 million euros in 2005 compared to 212.9 million euros in 2004 on a like-for-like basis, up 23.0%. Excluding IPO charges in 2004, growth in the PagesJaunes Group's net results was 20.0% in 2005.

The table below shows the changes in the consolidated Group's cash in 2004 and in 2005:

CONSOLIDATED CASH IN HAND

	Periods ending	
(In millions of euros)	31/12/2005	31/12/2004
Short term investments > 3 months and < 1 year	16.5	0.3
Cash and cash equivalents	549.8	644.1
Total active cash position	**566.3**	**644.3**
Creditor banks	7.8	9.8
Other non-operating debts	5.5	4.8
Gross non-operating debt	**13.3**	**14.6**
Under one year	13.3	14.6
Over one year	-	-
Net liquid assets	**553.0**	**629.7**

The net cash position of the consolidated Group amounted to 553.0 million euros on 31 December 2005 compared to 629.7 million euros on 31 December 2004.

Since 1999, the PagesJaunes Group has invested almost all available cash and cash equivalents with France Télécom under annually renegotiated agreements.

The table below shows the consolidated cash flows for the periods ending 31 December 2004 and 31 December 2005:

CONSOLIDATED CASH FLOW STATEMENT (HISTORICAL DATA)

	Periods ending	
(In millions of euros)	31/12/2005	31/12/2004
Net cash from operations	263.5	362.2
Net cash used in investing activities	(105.0)	(32.1)
Net cash used in financing activities	(252.7)	(268.0)
Net increase (decrease) in cash and cash equivalents	**(94.3)**	**62.1**
Effects of changes in exchange rates on cash and cash equivalents	0.0	0.0
Cash and cash equivalents – beginning of period	644.1	581.9
Cash and cash equivalents – end of period	**549.8**	**644.1**

Cash and cash equivalents on 31 December 2005 amounted to 549.8 million euros compared to 644.1 million euros on 31 December 2004.

The net cash flows from operations decreased by 27.3% between 31 December 2004 and 31 December 2005, amounting to 362.2 million euros and 263.5 million euros respectively. This substantial decrease is explained mainly by a larger payment of corporation tax in 2005 than in 2004, in view of a favourable timing difference in the payment of tax in 2004.

In 2005, the net cash used in investing activities amounted to 105 million euros and included net current investments (operations, network, office automation and equipment) of 11.7 million euros, the acquisition of e-sama for 9.5 million euros and Edicom for 5.0 million euros (net of acquired cash), the provision for the market maker of a sum of 16.5 million euros in respect of the liquidity contract entered into in November 2005 and the payment of a tax receivable in respect of the exceptional levy of 25% on the distributions made in 2005 ("compulsory loan") of 64.2 million euros, repayable in one-third instalments in the years 2006 to 2008.

In 2004, these flows amounted to 32.1 million euros and included essentially the acquisition of QDQ Media, Mappy and Kompass Belgium for 21.9 million euros (net of acquired cash), net current investments of 8.4 million euros, partly offset by the redemption of investment bonds amounting to 11.6 million euros maturing in May 2004.

The net cash flow used in financing activities mainly includes the distributions in 2005 amounting to 259.3 million euros, compared to 236.0 million euros in 2004. In 2004, this item also included the employee share offer made at the time of the IPO in an amount of 53.6 million euros as well as the entry into the consolidated group of the debt of QDQ Media in an amount of 89.4 million euros.

Research and development

The Group is characterised by a strong culture of innovation which does not require major investments in fundamental research and development. In this regard most of the research and development expenses are not accounted for in investments but in charges.

However, in order to cater for technological developments, the group is planning to increase these investments in the next years aiming at acquiring technologies that will allow the group to make better use of the wealth of content in its on-line services and thus improve the pertinence of search results.

12 Information on trends

12.1 Main trends that have affected the Group's business

See Sections 9 and 10.

12.2 Trends likely to have an influence on the company's outlook

The Company is not aware of any known trends or events concerning its business that would be reasonably likely to have considerable and exceptional influence on revenue during the course of fiscal 2006.

13.1 Forecasts

13.1.1 FINANCIAL GOALS FOR 2006

PagesJaunes Group has set the following financial goal for fiscal 2006:

- internal growth in consolidated revenue of 6.5% to 8.5%;
- growth in the consolidated gross operating margin of 5% to 7%, essentially in the second half of 2006 due to the investments in the 118 008 service in the first half of 2006;
- break even in gross operating margin at QDQ Media in the second half of 2006.

13.1.2 UNDERLYING HYPOTHESES FOR 2006 GOALS

The hypotheses on which the Company has based its goals and forecasts pertain in part to factors that can be influenced by the members of the management of PagesJaunes Group and in part on factors that are totally beyond their influence.

Among the hypotheses concerning factors that can be influenced by the Group's Management are in particular those concerning revenue:

- stability in the average amount of revenue per advertiser (all platforms taken as a whole) with PagesJaunes, taking into account the winning of new advertisers that have an average amount of revenue that is less than that of those already in our portfolio;
- continuation with extending the coverage of the market in France by PagesJaunes (number of advertisers that have purchased one or more advertisements in at least one of PagesJaunes' platforms compared to the total number of artisans, shop owners, small and medium-sized businesses that are likely to be interested by PagesJaunes' advertising products);
- progression with Internet penetration (number of advertising customers in the Group that buy an advertisement on Internet) and continuation with the growth in average revenue per advertiser on the Internet;
- capacity of PagesJaunes to be among the top three leaders in the directory enquiry services market in France, with a considerable share of the market after complete liberalisation of this market on 3 April 2006;
- continuation with the 2-digit growth in QDQ Media's revenue.

In addition to the hypotheses concerning revenue covered above, the other hypotheses that can have an impact on the gross operating margin are:

- level of charges pertaining to launching a full year of PagesJaunes' 118 008 directory enquiry service;
- increase in the publishing costs for printed directories in relation to the new editorial line for l'Annuaire;
- costs concerning initiatives that contribute to sustaining the audience of on-line services.

The main hypotheses that are based on factors that are beyond the influence of the Management of PagesJaunes Group and that have been retained are:

- moderate growth in the advertising market in France and sustaining of a dynamic advertising market in Spain;
- increases in certain publishing costs such as the price of paper subcontracting for the Group's printed directories, and application of the green tax in France;
- impact of legal obligations generated by the setting up of the printed directory for the general directory in France (see Section "6.2.1.1.2 L'Annuaire"), especially concerning the number of mobile phone subscribers that will be included in the directories;
- level of investment set aside by PagesJaunes' competitors pertaining to the directory enquiry services market in France.

The forecasts above are based on data, hypotheses and estimates that PagesJaunes Group considers to be reasonable. They are likely to change or be changed due to the uncertainty that pertains especially to the economic, financial, regulatory and competitive climate. In addition to the materialisation of certain risks described in Section "4. Risk factors", especially in Section "4.2 Risks related to the Group's business and its strategy – Uncertainty about the development of the directory enquiries service (118 008)", this could have an impact on the Group's business and its ability to meet its goals and forecasts. Furthermore, meeting goals and forecasts implies the successful implementation of the strategy described in Section "6.1.2 Development strategy".

The goals were set on a like for like business basis and on the basis of the IFRS standards such as they were applied by PagesJaunes Group on 31 December 2005, when the consolidated statements were established.

13.2 Official auditors' report on the forecasts

PagesJaunes Group, SA

AUDITORS' REPORT ON THE FORECAST OF CONSOLIDATED GROSS OPERATING MARGIN

Document de référence 2005

To the CEO:

In our capacity as Auditors and in application of regulation (EC) #809/2004, we have drawn up this report on the forecast of consolidated gross operating margin of PagesJaunes Group pertaining to fiscal 2006 included in section 13 of its *document de référence*.

This forecast and the significant underlying hypotheses were established under your responsibility, in accordance with the measures set forth in regulation (EC) #809/2004 and CESR recommendations pertaining to forecasts.

We are responsible for providing, under the terms required by Appendix I, point 13.3 of regulation (EC) #809/2004, a conclusion on the adequate nature of establishing this forecast.

We performed our work following professional standards applicable in France. This work included an evaluation of the procedures set up by management in order to establish the forecast as well as the implementation of procedures making it possible to ensure that the accounting methods used are in conformity with those used to establish the historical information for PagesJaunes Group, i.e. the IFRS referential as adopted in the European Union used during the establishment of the consolidated statements for fiscal 2005. Our work also involved collecting information and explanations that we deemed necessary, allowing a reasonable degree of assurance to be obtained that the forecast has been adequately established based on hypotheses that are announced.

We remind you that, as this is a forecast that by nature has an uncertain character, what occurs will sometimes differ considerably from the presented forecast, and that we do not provide any conclusion on the possibility that this forecast will actually take place.

In our opinion:

- the forecast was adequately established on the indicated basis;
- the accounting base used for the purposes of this forecast are in conformity with the accounting methods applied by PagesJaunes Group, such as presented in the notes to the consolidated financial statement for fiscal 2005.

This report is issued for the sole purpose of registering this *document de référence* with the AMF and cannot be used in another context.

Neuilly-sur-Seine and Paris-La Défense, 13 March 2006.

DELOITTE & ASSOCIÉS
Eric Gins Jean-Paul Picard

ERNST & YOUNG Audit
Christian Chiarasini Jeremy Thurbin



Contents

14.1 Members of the Board of Directors

During fiscal 2005, Mr. Philippe Leroux and Mr. Jean-Claude Marceau were appointed as members of the Board.

Mr. Jean-Claude Marceau, Department Manager, Advertising office, PagesJaunes, was appointed as a member of the Board by the General Shareholders' Meeting of 12 April 2005.

Mr. Philippe Leroux, Manager of PagesJaunes' Bordeaux office, was elected on 6 October 2005 as board member representing employees by the employees of PagesJaunes Group and its French subsidiaries. The Magistrates' Court in Boulogne, in a ruling dated 9 January 2006, cancelled the second round of this election, following an appeal filed by the CGT.

The Board of Directors of the Company, at its meeting on 7 February 2006, decided to hold another election to appoint a salaried employee to the Board of Directors of PagesJaunes Group and for this purpose to organise a second round for this election, on 18 May 2006.

During the meeting of the Board of Directors of PagesJaunes Group on Tuesday 7 February 2006, Michel Combes informed the members of the board that he wanted to resign as Chairman of the Board of the Company, for personal reasons. The Board of Directors, during this same meeting, elected from among its members, Mrs. Stéphane Pallez, as Chairman of the Board of PagesJaunes Group.

The members of the Board of Directors and advisor of the PagesJaunes Group, as this document goes to press, are:

Name	Position	Date of appointment	Term	Other positions and primary functions exercised in all other companies over the last 5 years
Stéphane PALLEZ	Board member Chairman of the Board	27 May 2004 Board of Directors meeting on 7 February 2006	General Shareholders' Meeting in 2009	Assistant Chief Financial Officer of France Télécom *Member of the Supervisory Board of EQUANT NV* **Terms which are no longer exercised** Board member of EIB (European Investment Bank) Member of the Supervisory Board of the French Development Agency
Olivier BARBEROT	Board member Member of the Compensation and Appointment Committee	27 May 2004	General Shareholders' Meeting in 2009	Member of the General Executive Committee Human Resources Manager, France Télécom Group **Terms which are no longer exercised** None
François de CARBONNEL	Board member Member of the Compensation and Appointment Committee	27 May 2004	General Shareholders' Meeting in 2009	Senior Advisor of the Global Corporate and Investment Bank of Citigroup Board member of Ecofin Hedge Fund Limited Board Member of Parc des Aulnois SA Board member of Cofipar SA Board member of GFISA (Group Foncier d'Île-de-France) **Terms which are no longer exercised** Manager of Geroa SARL
Élie COHEN	Board member Member of the *Audit Commitee*	27 May 2004	General Shareholders' Meeting in 2009	Chairman of the Scientific Board of Vigeo and Board member Director of Research at CNRS Professor at Sciences-Po *Vice-President of the Public Sector High Council* Member of the Prime Minister's Economic Analysis Council Member of the Supervisory Board of the Steria Group (SSII) Board member of Orange **Terms which are no longer exercised** *None*

Name	Position	Date of appointment	Term	Other positions and primary functions exercised in all other companies over the last 5 years
Michel COMBES	Board member	GSM of 27 May 2004	General Shareholders' Meeting in 2009	Member of the Supervisory Board of Equant Member of the Supervisory Board of Procapital Chairman of the Supervisory Board of Assystem Brime Board member of Sonae.com Board member of Liberty TV **Terms which are no longer exercised** Chairman of the Board of Directors of PagesJaunes Group Board member of Eurotunnel Board member of Protravel
Michel DATCHARY	Chief Executive Officer non board member	23 September 2004	General Shareholders' Meeting in 2009	Chairman and Managing Director of PagesJaunes Board member of Kompass France Board member of Wanadoo Data Chairman of the Board of Directors and Board member of QDQ media **Terms which are no longer exercised** None
Patricia LANGRAND	Board member	27 May 2004	General Shareholders' Meeting in 2009	Chief Officer of Content Aggregation Division at France Télécom **Terms which are no longer exercised** None
Jean-Hervé LORENZI	Board member Member of the Compensation and Appointment Committee	Co-opted by the Board of Directors meeting of 23 September 2004 to replace Frank E. DANGEARD, co-opting ratified by the General Shareholders' Meeting of 23 December 2004	General Shareholders' Meeting in 2009	Advisor to the Management Board of La Compagnie Financière Edmond de Rothschild Professor at Paris Dauphine Member of the Economic Analysis Council and President of the Economists' Circle Member of the Supervisory Board of Compagnie financière Saint-Honoré Member of the Supervisory Board of Assurances & Conseils Saint-Honoré Member of the Executive Committee of Assurances Saint-Honoré Board member of Atlex Board member of Associés en France Advisor to Euler Hermès Member of the Supervisory Board of BVA Board member of AFOM (Association Française des Opérateurs Mobiles) **Terms which are no longer exercised** Chairman and Board member of Saint-Honoré Amérique Board member of Entenial Board member of Wanadoo Board member of e-Rothschild Services Board member of CDC Ixis LCF Rothschild Midcaps Board member of Anvie Board member of Mossley Badin
Jean-Claude MARCEAU	Board member	12 April 2005	General Shareholders' Meeting in 2010	None **Terms which are no longer exercised** None
Rémy SAUTTER	Board member Chairman of the Audit Committee	27 May 2004	General Shareholders' Meeting in 2009	Chairman and Managing Director of Bayard d'Antin Chairman of the Supervisory Board of Ediradio/RTL Chairman of Sicav Multimedia et Technologies Member of the Supervisory Board of M6 Board member of Partner Re (USA) Board member of Taylor Nelson Sofres (UK) Board member of Thomson **Terms which are no longer exercised** Board member of M6 Publicité
Marcel ROULET	Advisor Member of the Compensation and Appointment Committee	27 May 2004	General Shareholders' Meeting in 2009	Honorary President and Board member of France Télécom Board member of Thomson Permanent representative of Thomson S.A. on the Thales Board Board member of HSBC France (ex-CCF) Chairman of the Supervisory Board of GIMAR Finances SCA Member of the Supervisory Board of Eurazeo Advisor to Cap Gemini Business consultant **Terms which are no longer exercised** Chairman of the Supervisory Board of Pages Jaunes Board member of ON-X

INDEPENDENT DIRECTORS

The Board of Directors has four independent members, i.e. Mr. François de Carbonnel, Mr. Élie Cohen, Mr. Jean Hervé Lorenzi and Mr. Rémy Sautter.

A member is considered independent if he has no relationship of any kind with the Company which could have a significant influence on his freedom of decision-making.

There are no family ties between the members of administration and management bodies.

BIOGRAPHIES OF DIRECTORS

Olivier Barberot was appointed in February 2006, Chief Officer of Human Resources of the France Télécom Group. Olivier Barberot had previously been appointed in March 2003 Chief Officer of France Télécom in charge of Development and Optimisation of Human Competence in connection with the Ambition FT 2005 plan, and, in March 2004, head of Management Networks and Internal Communications Development. After holding several engineering positions up to 1985, Olivier Barberot was General Secretary of Futuroscope in Poitiers from 1985 to 1991, and the General Secretary of the CGI until 1993. From 1993 to 1997, he was General Secretary of the Léonard de Vinci University. Since 1997, he has been a member of the Executive Committee for Human Resources at Thomson. Born in 1954, Olivier Barberot is a graduate of the Paris *École des mines*.

François de Carbonnel has been "Senior Advisor" of the Global Corporate and Investment Bank de Citigroup since the end of 2004. He joined Citigroup at the end of 1999 as Managing Director for the Global Corporate and Investment Bank. After ten years spent at the Boston Consulting Group (Boston, Paris, Chicago), from 1971 to 1981, from 1981 to 1990 he was Chairman of Strategic Planning Associates (Washington, DC) which is now Mercer Management Consulting. After it was bought by Marsh McLennan, he went to General Electric (USA) as President of GE Capital Europe and Vice-President of General Electric. In 1993, he was appointed Vice-President of Booz-Allen and Hamilton in Paris, and then in 1994 he was made Chairman-Managing Director of Midial SA, which position he held until 1998. He was also Chairman of the Supervisory Board of GE Capital-SNC between 1996 and 1998. Born in 1946, François de Carbonnel is a graduate of the *École centrale de Lyon, faculté de Sciences économiques de Lyon*, and the Business School of Carnegie-Mellon University, Pittsburgh, USA.

Élie Cohen has pursued dual careers both as a researcher and university professor. A student researcher at the Paris *École des mines* and then head of research at the *Centre de sociologie de l'innovation de l'École des mines*, he subsequently joined the *CNRS* as Research Director of the *Group d'analyse des politiques publiques* in Paris I and then as Research Director at the National Centre for Scientific Research (FNSP). As an associate professor, then full professor, Élie Cohen has taught at the *Institut d'études politiques de Paris,* the *École supérieure in Ulm, the École nationale d'administration* and the Harvard School of Engineering. Author of a number of articles in scientific journals, Mr. Cohen has published several books on business economics and public policy in France and other countries. As an economist, Élie Cohen has been a member of numerous parliamentary and executive commissions. He was a member of the France Télécom Board of Directors from 1991 to 1995 and has been a member of Orange's Board of Directors since 2003. He is a member of the *Conseil scientifique de l'institut du Développement durable et des Relations internationales.* Born in 1950, Élie Cohen is a graduate of the *Institut d'études politiques* de Paris and has PhDs in Management and Political Science.

Michel Combes was Chief Officer in charge of Financial Balance and Next Value Creation and a member of France Télécom's Strategy Committee from September 2005 to January 2006. He was named Executive Director in charge of the Finance Group in January 2003. Michel Combes started his career in 1986 at France Télécom at the External Networks Division and then went to the Industrial and International Affairs Division. He was appointed a Technical Advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and to the Minister of Equipment, Transport and Tourism. Michel Combes rejoined France Telecom in 1995 as Deputy Managing Director of TDF, a position which he held from June 1996 until the end of 1999 while also serving as Chairman and Managing Director of Globecast. He then served as Executive Vice-President of the Nouvelles Frontières Group from December 1999 until the end of 2001, when he moved to the position of Managing Director of ASSYSTEM, a company specialising in technical assistance. Born in 1962, Michel Combes is a graduate of the *École nationale supérieure des télécommunications*.

Patricia Langrand was appointed Chief Officer of France Télécom in March 2004, responsible for the Content Aggregation Division. She started her career at France Télécom in 1988 and has held various positions relating to strategy, marketing and finance. In 1995, she was appointed Deputy Director for Consumer Electronics and Audiovisuals, and then for networks and multimedia, at the General Office of Industrial Strategy at the Ministry of Economics, Finance and Industry. At the end of 1999, she joined the Canal+ Group as Director of New Technologies before returning to France Télécom in November 2002 as Director of the Office of Thierry Breton. Born in 1963, Patricia Langrand is a graduate of the *École polytechnique* and the *École nationale supérieure des télécommunications.*

Jean-Hervé Lorenzi, a Doctor of Economics, tenured professor at the departments of Law and Economics, is today an Advisor to the Management Board of La Compagnie Financière Edmond de Rothschild Banque. He is also a Professor at Paris- Dauphine, a member of the Economic Analysis Council and President of the Economists' Circle. Previously he was Deputy Managing Director of Gras Savoye, Managing Director of CEA Industrie, an Economic Advisor to the Prime Minister and Managing Director of Sari Group.

Jean-Claude Marceau came to PagesJaunes in 1973 as a marketing consultant and is now head of marketing relations with advertising agencies.

Stéphane Pallez was appointed Chief Officer of France Télécom in April 2004 to the Executive Director in charge of Financial Balance and Value Creation. Before joining France Télécom, Stéphane Pallez was Head of the European and International Affairs Department at the Treasury Office at the Ministry of the Economy, Finance and Industry, President of the Club de Paris, and a Board Member of the *Banque européenne d'Investissement*. During her career at the Treasury Office, she was Deputy Director in change of State Holdings between 1998 and 2000 and Deputy-Director of Insurance. Between 1991 and 1993 she was a Technical Advisor in charge of industrial affairs at the office of the Minister of the Economy, Finance and Industry, successively under Pierre Bérégovoy and Michel Sapin. From 1988 to 1990, she was a deputy Board Member representing France at the World Bank. Born in 1969, Stéphane Pallez is a graduate of the *Institut d'études politiques* in Paris (1980) and the *École nationale d'administration* (1984). She is a Chevalier of the National Order of Merit.

Rémy Sautter began his career at the Caisse de Dépôts et Consignations (1971-1981) before being appointed a Technical Advisor at the Office of the Minister of Defence for Financial and Budget Affairs (1981-1983). He was then Finance Director for the Havas Agency from 1983 to 1985 and Vice-Chairman- Managing Director of RTL until 1996. Rémy Sautter was the Managing Director of the CLT-UFA until 2000 before holding the position of Chairman-Managing Director at RTL until 2002. Since December 2002, he has been Chairman of the Supervisory Board at RTL. Born in 1945, Rémy Sautter has a law degree and graduated from the *Institut d'études politiques* Paris and the *École nationale d'administration*.

Marcel Roulet is the Honorary Chairman of France Télécom and served as its Chairman from 1991 to 1995. Then Marc Roulet was the Chairman-Managing Director of Thomson SA between February 1996 and March 1997 and of Thomson CSF (now Thales) between February 1996 and January 1998. A telecommunications engineer, who has been retired since 1 January 1999, Marcel Roulet works as a business consultant. Marcel Roulet is also a Board member of Thomson and Thales (as the representative of Thomson SA), a Board member of CCF and Chairman of the Supervisory Board of Gimar Finances. He is a member of the Supervisory Board of Eurazeo. Born in 1933, Marcel Roulet is a graduate of the *École nationale supérieure des télécommunications.*

14.2 Incriminations and potential conflicts of interest

Over the last five years, the members of general management and the management and administrative bodies have not been subject to any:

- conviction for fraud;
- bankruptcy, sequestration or liquidation;
- official public sanction and/or conviction handed down against them by a statutory or regulatory authority;
- court injunction preventing them from acting as a member of a supervisory, management or administrative body of an issuer or from intervening in the management and conducting of business of an issuer.

There are no potential conflicts of interest between the duties of the members of general management and the management and administrative bodies pertaining to the Company and their private interests and/or other duties.

14.3 Members of Management Bodies

On the date of issue of the *document de référence*, the Executive Committee of PagesJaunes Group is made up of:

Name	Position
Michel Datchary	Chief Executive Officer
Thomas Abikhalil	Chief Communications Officer
André Chaperon	Chief Officer of Human Resources
Ghislaine Mattlinger	Chief Financial Officer
Henri Moché	Chief Officer of Strategy
Dominique Paoli	Chief Officer of Legal Affairs

Thomas Abikhalil has been the Company's Chief Communications Officer since January 2005. He was previously Chief Communications Officer for PagesJaunes since 1999. After a short experience internationally with Africa and the Middle East, Thomas Abikhalil came on board PagesJaunes Group in 1986 as a Marketing Consultant. He then became a sales supervisor between 1987 and 1988; and Sales Manager from 1989 to 1992. When the regional offices were set up, he took charge of the office in Grenoble in 1993. He then participated in the development of the Group's international businesses by becoming assistant International Director from 1995 to 1999. Furthermore, Thomas Abikhalil is Vice-president of the SNA (*Syndicat national des éditeurs d'annuaires*) in France. Thomas Abikhalil, 47, graduated from the *Faculté Saint-Joseph* in Beirut with a degree in company management and from the *Faculté libanaise* of Beirut in political science.

André Chaperon has been the Company's Chief Officer of Human Resources since January 2005. He was previously Chief Officer of Human Resources for PagesJaunes since 1999. After starting his career at GMF, he joined the France Télécom Group in 1985 where he was successively responsible for Recruitment and personnel management for France Câble et Radio, and then starting in 1995 Director of Human Resources, Communication and Logistics for France Télécom Mobile Radiomessagerie. Born in 1951, André Chaperon holds a DES in public law and a DESS in human resources development.

Michel Datchary has been the CEO of PagesJaunes Group since 23 September 2004. He had previously been the Chairman of the Management Board of PagesJaunes since 1996. Michel Datchary started his career at the Havas group in 1977 before joining the ODA group. He also worked as the Head of Products in 1979, as Deputy Marketing Director in 1981, as the Managing Director of a subsidiary in 1985, and as Deputy Managing Director and a member of the Board of ODA in 1992. From 2000 to 2004 he was Director of Wanadoo's Directory Division. Michel Datchary is a graduate of the *Institut de promotion commerciale* of the Pau Chamber of Commerce (1977).

Ghislaine Mattlinger has been the Company's Chief Financial Officer since February 2006. She began her career in 1989 with Arthur Andersen, where she was responsible, over seven years, for various auditing and consulting assignments within the Banks and Financial Market department. In 1996, she became Director of Finance at VIEL & Cie, a world leading broker in financial and non-financial products, which she left in 2004, in order to participate in the creation of Aurige Finance, a consulting company in mergers and acquisitions. Born in 1968, Ghislaine Mattlinger graduated from HEC.

Henri Moché has been the Company's Chief Officer of Strategy since January 2005. He was previously Chief Officer of Strategy for QDQ Media from 2001 to 2004, after beginning his career at the head of Investor Relations at Havas from 1994 to 1997, and then was CEO of PagesJaunes Outre-Mer and responsible for International Development within PagesJaunes' International and Subsidiaries business unit. Born in 1971, Henri Moché graduated from ESCP.

Dominique Paoli is the Company's Chief Officer of Legal Affairs. He has also been Director of Legal Affairs and Real Estate for PagesJaunes since 1985. After having begun his career at Crédit Lyonnais, he then joined l'Office d'Annonces in 1977 in the Personnel Management department. Born in 1953, Dominique Paoli holds a DESS in management and labour law.

15.1 Overall total of compensation and benefits in kind

All of the gross compensation excluding employer contributions and benefits in kind individually paid by the Company to the Company officers during the fiscal year ending on 31 December 2005 at the PagesJaunes Group are summarised in the table below:

Company officers PagesJaunes Group	Fixed compensation paid during fiscal year		Variable compensation and other bonuses paid during fiscal year		Profit-sharing and company savings plan paid during fiscal year		Benefits in kind given during the fiscal year		Attendance fees earned during the fiscal year	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
François de Carbonnel	-	-	-	-	-	-	-	-	€24,000	€12,900
Élie Cohen	-	-	-	-	-	-	-	-	€25,000	€12,900
Michel Datchary, CEO	€300,000	€200,000	€56,740	€146,177	€10,702	€9,470	€10,458	€3,900	€3,324 (1)	€4,573 (1)
Jean Hervé Lorenzi	-	-	-	-	-	-	-	-	€25,000	€6,300
Jean-Claude Marceau*	€66,995		€42,654		€13,389		-	-		
Rémy Sautter	-	-	-	-	-	-	-	-	€24,000	€12,900
Marcel Roulet (advisor)	-	-	-	-	-	-	-	-	€15,000	€15,000

** Mr. Jean-Claude Marceau was appointed to the Board by the General Shareholders' Meeting of 12 April 2005.*
(1) Compensation for the position of Chairman of the Board of Management of PagesJaunes.

Information concerning the stock-options given to or exercised by company officers is mentioned in Section 17.2.

In 2005, the CEO was eligible for a variable share, of which the annual amount could vary from 0 to 66% maximum of the base salary, according to the following target criteria: growth in revenue for 50%, growth in GOM for 30% and growth in net income for 20%.

After the decisions were taken by the Board for the 2005 fiscal year, the total amount of the variable portion of the CEO came to 53.25% of his base salary.

The Company has not created any specific additional retirement plans for its Company officers.

Michel Datchary's employment contract includes a clause of non competition limited to a period of 12 months and valid in all of France. This non-competition obligation, if it were applied, gives rise to a payment equal to 50% of the average monthly gross salary received over the last 12 months. It is limited to 25% of the average monthly gross salary received over the last 12 months in the event Michel Datchary leaves his position at his own initiative.

Michel Datchary's employment contract includes clauses covering employment agreement and contractual compensation for leaving his position which cannot exceed twenty-one months.

The Chairman of the Board of the Company does not receive any compensation from the Company.

No attendance fees were paid to the members of the Supervisory Board for the 2001, 2002 and 2003 fiscal years. The General Shareholders' Meeting of 27 May 2004 set the amount of attendance fees to be freely distributed to the members of the Board of Directors at the total sum of 45,000 euros for the 2004 fiscal year.

The General Shareholders' Meeting of 12 April 2005 set the amount of attendance fees to be freely distributed to the members of the Board of Directors at the total sum of 100,000 euros for the 2005 fiscal year and following years.

A proposal will be made to the General Shareholders' Meeting of 19 April 2006 to set the amount of attendance fees to be freely distributed among the members of the Board at 250,000 euros for the current and subsequent fiscal years, and this until a new decision is taken by the General Shareholders' Meeting.

For Marcel Roulet, the advisor, the General Shareholders' Meeting of 10 April 2002 set his compensation at 5,000 euros for the 2002 and subsequent fiscal years. The General Shareholders' Meeting of 27 May 2004 set his compensation as an advisor to the Board of Directors at 10,000 euros for the 2004 and subsequent fiscal years, with the stipulation that this compensation will be raised to 15,000 euros if he is a member of Board of Directors committees.

A proposal will be made to the General Shareholders' Meeting of 19 April 2006 to set the compensation for the advisor to 10,000 euros as an annual fixed sum, to 2,500 euros per session of the Board of Directors and 1,000 euros per session of a Board of Directors Committee of which he is a member for the current and subsequent fiscal years, and this until a new decision is taken by the General Shareholders' Meeting.

15.2 Amounts provisioned or booked for the payment of pensions, retirement or other benefits

On the date of issue of the *document de référence*, amounts that have been provisioned or booked for payment of pensions, retirement or other benefits are as follows:

for Jean-Claude Marceau: 64,596 euros as a provision for rights acquired for retirement compensation (French acronym: "*IFC*") and 2,951 euros as a provision for the employment medal plan.

Functions of the administrative and management bodies

The Company is managed by a Board of Directors that determines the direction of the Company's business and oversees their implementation by the General Management. Subject to the powers expressly delegated to the general shareholders' meetings, and staying within the limits of the business purpose, the Board handles any questions involving the proper operation of the Company and by its deliberations regulates the matters concerning it. It votes on all the decisions relating to the major strategic, economic, social, financial and technological policies of the Company.

16.1 Conformity with corporate governance plan in effect in France

PagesJaunes Group follows the principles of corporate governance for listed companies set out in the Medef/AFEP report in October 2003 and especially:

- the responsibility and integrity of managers and Board members;
- the independence of the Board of Directors;
- transparency and release of information;
- respect for the rights of shareholders.

PagesJaunes Group has committed to implement the recommendations in these reports, particularly through the internal regulations adopted by the Board of Directors which set the guiding principles for its operations and the procedures it uses to carry out its tasks (See Section 21.2.2).

In application of the provisions of article L. 225-37 of the French Commercial Code, the Chairman of the Board of Directors must report in a report attached to the Board's Management Report, the conditions for preparing and organising the work of the Board; as well as the internal control procedures put in place by your Company. This report is annexed to the *document de référence.*

16.2 Absence of service contracts

None of the members of the Board of Directors and no CEO is linked by a service contract with PagesJaunes Group or one of its subsidiaries which would grant advantages at the term of such a contract.

16.3 Committees created by the Board of Directors

The Board of Directors can decide to create committees from within itself, for which it sets the membership and powers, and which perform their tasks under its responsibility, but the powers attributed to a committee cannot be for the purpose of delegating to a committee the powers which are vested in the Board of Directors by law or the by-laws, or for the purpose of reducing or limiting the powers of the Chairman, the CEO or the Deputy Managing Directors.

The Board of Directors, at its Meeting on 23 September 2004, set up two committees at the Company, i.e. an Audit Committee and a Compensation and Appointments Committee.

16.3.1 AUDIT COMMITTEE

Membership of the Audit Committee

The Audit Committee has at least two members, appointed by the Board of Directors upon recommendation by the Chairman. In addition, under the terms of the operating charter of the Audit Committee, the Committee appoints its Chairman itself.

The membership of the Audit Committee on the registration date of this *document de référence* is as follows:

- Mr. Rémy Sautter, Chairman;
- Mr. Élie Cohen;
- Mrs. Stéphane Pallez.

Following the nomination of Mrs. Stéphane Pallez as Chairman of the Board of the Company by the Board of Directors on 7 February 2006, Mrs. Stéphane Pallez informed the Board of her desire to no longer be a member of the Audit Committee.

Tasks of the Audit Committee

The tasks of the Audit Committee, on behalf of the Board of Directors, are as follows:

- to examine the Company and consolidated accounts, both half-yearly and annual, as well as the management reports and business and results statements;
- to make sure that the accounting standards adopted to draw up the Company and consolidated accounts are respected;
- to verify that the internal procedures for collecting and checking the information are properly applied;
- to control the quality and accuracy of the information given to shareholders;
- to examine the procedure for selecting the Company's Auditors, particularly looking at their choice and terms of compensation to make observations;
- to study each year the inspection procedures for the Auditors and the internal Auditors, to examine the internal auditing report for the year just past and the schedule of tasks for the year in progress;
- to examine the accounting treatment pertaining to special operations;
- to examine each year the report by the Chairman of the Board on the Group's exposure to risks, particularly for financial and legal matters, and the significant off-balance sheet commitments.

The tasks undertaken on behalf of the Board of Directors do not limit the powers of the Board of Directors, who cannot exempt themselves from liability by invoking the tasks or opinions of these committees.

The Audit Committee meets as often as it deems fit and considers all questions falling under the scope of its responsibility. It met eight times in the 2005 fiscal year.

The Audit Committee can ask the Company to provide it with any document or information needed to perform its tasks and perform any internal or external audit on any subject it believes relates to it. When examining the drafts of the annual and half-yearly accounts, it can question the Auditors without the presence of the Company managers. Any irregularities in accounting or auditing matters are brought to their attention.

16.3.2 COMPENSATION AND APPOINTMENTS COMMITTEE

Membership of the Compensation and Appointments Committee

This committee has at least three members, appointed by the Board of Directors upon recommendation by the Chairman. The committee appoints its Chairman itself.

The membership of the Compensation and Appointments Committee on the registration date of this *Document de référence* is as follows:

- Mr. Francois de Carbonnel, President;
- Mr. Olivier Barberot;
- Mr. Jean-Hervé Lorenzi;
- Mr. Marcel Roulet.

Tasks of the Compensation and Appointments Committee

The committee is responsible for submitting proposals to the Board of Directors for the appointment of members of the Board, the Chairman of the Board of Directors, the CEO and the members of the Board committees. It is also kept informed by the Chairman of the Board of the appointments of the other managers in the Group. In addition, the committee makes a recommendation to the Board for the amount of attendance fees to be submitted to the General Shareholders' Meeting as well as how this amount should be divided between the members of the Board.

The Committee also makes proposals to the Board on compensation for Company officers and may, if so requested by the Chairman of the Board, give an opinion on the procedures for setting compensation for the Company managers.

The Compensation and Appointments Committee met five times during the 2005 fiscal year.

16.3.3 COMMITTEE MEMBERSHIP AND OPERATION

The operating rules are set by the Board of Directors based on the following principles:

- the committee meetings are called by the Chairman at least five days in advance and immediately in an emergency;
- the committee meetings may be held anywhere and attendance may be by videoconference or conference telephone (except for strictly confidential matters, which are defined as such when brought before the committee Chairman);
- the committees may invite outside or internal experts to look at particular questions, and the costs for any external experts are paid by the Company.

The committees are collegial bodies with a consultative role. They have no powers of their own as their role consists of providing information to the Board or the Chairman.

The members of the committees who are members of the Board of Directors cannot receive any permanent compensation for their membership in the committees. They can, however, receive exceptional payments for special, temporary tasks and can also receive a higher share than the other members of the Board of the attendance fees.

The members of the committees who are not members of the Board may receive compensation set by the Board of Directors, paid by the Company.

Employees

Contents

The concept of Consolidated Group employees used in this Section covers all employees in the Consolidated Group companies except for those in Editus Luxembourg, a consolidated company using the equity method.

17.1 Number of employees and distribution by activity

On 31 December 2005, the Consolidated Group had 5,189 employees (including those sales staff with the status of sales representative-travelling salesman (French acronym "*VRP*") compared to 4,762 in 2004 and 4,689 on 31 December 2003.

The following table shows changes in the geographical distribution of employees in the Consolidated Group since 2003:

	2005*		2004*		2003*	
France	**4,227**	**81%**	**3,973**	**83%**	**3,827**	**82%**
of which Île-de-France	1,905		1,839		1,811	
outside Île-de-France	2,322		2,134		2,016	
International	**962**	**19%**	**789**	**17%**	**862**	**18%**
TOTAL CONSOLIDATED GROUP	**5,189**	**100%**	**4,762**	**100%**	**4,689**	**100%**

** Registered employees as of 31 December of that year and for 2005 Editus Luxembourg at 49.5%.*

In addition, PagesJaunes Outre-Mer and PagesJaunes Liban (non-consolidated subsidiaries) employed 16 and 25 people respectively on 31 December 2005.

The number of employees of the Consolidated Group has increased by 427 in relation to 2004. This increase is the result on one hand of consolidating new subsidiaries in 2005: e-sama 125, Kompass Belgium 41, Edicom 68 and Editus Luxembourg 114, and on the other hand, by the increase in the number of employees at PagesJaunes SA (+96) primarily the result of an increase in sales personnel. However, as in 2004, the drop in employees is due to QDQ Media. (–50 employees in 2005).

On 31 December 2005, the average age of employees in the Consolidated Group was about 38 and a half, and the number of female employees was about 50%.

The number of employees in the Consolidated Group on 31 December 2005 can be broken down as follows:



11%
Multimedia production
8%
Technical/information technology
10%
Support
72%
Customer service

The Group is characterised by a large number of sales staff compared to the total number of employees (about 2,400 field sales staff and telephone sales staff). In France at PagesJaunes and Kompass France, the field sales staff (about 1,180 people) has the status of *VRP* and is basically paid based on commissions for sales and how they increase.

On 31 December 2005, 4,951 people, which is about 95.4% of the Consolidated Group's employees, were employees under private law (119 of whom had fixed-term contracts) and 238 people, which is about 4.6% of the employees, were employees on detachment or made available to the Group by France Télécom (see section below "Employees on Detachment or Temporary Transfer Within the Group").

Only PagesJaunes SA is subject to the obligation to produce an employment statement. This is presented each year for an opinion by the Company Committee and is sent to the Employment Inspection Office. A summary of the employment statement is sent to all employees at PagesJaunes SA.

The employee turnover rate at PagesJaunes was 13.3% in 2005 compared to 12.1% in 2004 and 10.1% in 2003 (the employee turnover rate is the number of people with an open-ended employment contract who left the Company during the fiscal year compared to the annual average number of people who have an open-ended employment contract).

Most Group employees have a portion of their compensation related to their individual performance. For the sales force, this can be up to 100% of their annual compensation. For executives, this portion can be up to 20% of their annual compensation, and up to 50% for senior management.

In addition, employees of PagesJaunes and its subsidiaries in France benefit from profit-sharing agreements in place for the France Télécom group and employee shareholding agreements in some companies (see Section "6.4.9 Profit Sharing and Company Savings Plans").

Highlights of 2005

PagesJaunes Group

In 2005, set up of a corporate organisation for finance, legal, strategy, human resources and communication. The teams were set up progressively throughout the year. A first core was comprised by the transfer of PagesJaunes SA then supplemented with mobility within the France Télécom Group and by external recruitment.

Note that a profit-sharing agreement for PagesJaunes Group employees was signed in 2005.

Finally, after obtaining authorisation from the General Shareholders' Meeting of 12 April 2005, PagesJaunes Group set up a stock option plan. Within the framework of this plan, stock options were allocated to about 800 employees throughout the various subsidiaries of the Group (plan approved by the Board of Directors meeting of 28 June 2005).

PagesJaunes SA

After going through a number of changes over the last few years, PagesJaunes wanted to gather opinions from its employees by carrying out an internal opinion survey on the company's main themes (work, management, professional development, information, etc.). With good overall results, the company has made the commitment to work on the axes for progress pertaining to the understanding of what is at stake and careers, desegregation of operations and reinforcement for supervisory means.

On the other hand, PagesJaunes has begun a plan of action aiming at favouring the training and hiring of handicapped workers as well as reinforcing the development of partnerships in protected areas. The company has also embarked on a thought process together with the elected members of the CHSCT aiming at determining a general framework for the prevention and treatment of the risks pertaining to suffering in the workplace.

Kompass France

The company has a new CEO. More accurate tools have been implemented in order to better detect and treat the increase encountered in ***turnover*** concerning sales personnel.

Mappy

The increase in the number of employees accompanied the increasing needs of the Company, faced on the other hand with the departure of certain key people (change in General Management and in the Technical Manager).

A profit-sharing agreement applicable starting in 2005 was set up for the first time.

QDQ Media

In order to support the recovery plan implemented in 2004, an ambitious training plan was implemented combined with an assessment of performance. On the other hand, in order to support development and reduce the rate of sales personnel turnover, compensation for sales personnel was reinforced. Finally, a "180° evaluation" was experimented with in the middle of the year with managers.

Wanadoo Data – e-sama

The year was dedicated to the various preparatory work for merging the two entities, scheduled for the first quarter of 2006.

Employee Relations

Relations between labour and management remained calm across the different companies in the Group.

At PagesJaunes, the renewal of the personal representative bodies (CE-DP) was disturbed by a request (refused) to acknowledge a UES between PagesJaunes Group and PagesJaunes SA at the initiative of the unions, then via persistent disagreements between the six unions at PagesJaunes concerning the electoral colleges.

Nevertheless, an employee agreement was signed with Management for all employees of all categories in the Company.

Employees on detachment or temporary transfer within the Group

On 31 December 2005, the Group had 238 France Télécom employees whose status is governed by the law of 2 July 1990 in relation to the public service organisation of the post office and France Télécom, amended, particularly by the law of 31 December 2003.

Of these 238 employees, 118 are on detachment and 120 are on temporary transfer to PagesJaunes by France Télécom. In fact, the law of 2 July 1990, as amended by the law of 31 December 2003, states that employees of France Télécom may be temporarily transferred, detached or seconded, to carry out duties within the Group companies and their subsidiaries. The definition of the concept of "subsidiary" as well as the procedures for transfer back to France Télécom, particularly in cases where the company involved in the detachment is no longer a France Télécom subsidiary, were set by decree No. 2004-981 dated 17 September 2004, relating to temporarily transferring France Télécom staff members, detaching or seconding them to carry out other duties in the company or in its subsidiaries. This law states that France Télécom subsidiaries means companies where France Télécom owns a majority of the share capital, either directly or indirectly, as well as companies where France Télécom owns at least 40% of the voting rights either directly or indirectly over two consecutive fiscal years as long as no other shareholder in that company owns a percentage of voting rights which is 40% or above. Compensation for detached employees is paid directly by the Company and compensation for temporarily transferred employees is paid by France Télécom and is then rebilled to the Company.

If the Company were no longer a subsidiary of France Télécom in the sense of this decree, and if, on that date, the Company is not considered to be fulfilling a task in the public interest, the 238 employees detached or temporarily transferred would then legally have to be transferred back to France Télécom according to procedures which would have to be defined. The Company cannot exclude the fact that such a massive transfer would have a negative effect on its business, its financial position, its results or the Group's goals. However, in this circumstance, any employees who wanted to could continue to work for the Company as employees on temporary transfer (for a maximum period of 10 years).

17.2 Profit-sharing and options to subscribe or buy shares given to each company officer and the options exercised by each of them

HISTORY OF OPTIONS GIVEN TO SUBSCRIBE OR BUY SHARES

	Plan Wanadoo July 2000*	Plan Wanadoo April 2001*	Plan Wanadoo Nov. 2001*	Plan Wanadoo June 2002*	Plan Wanadoo Nov. 2003*	Plan Orange Feb. 2001	Plan Orange May 2002	Plan Orange May 2003	Plan PagesJaunes Group June 2005
Date of General Shareholders' Meeting	22/06/2000	22/06/2000	22/06/2000	22/06/2000	22/06/2000	29/12/2000	29/12/2000	29/12/2000	12/04/2005
Date of Board of Directors Meeting	18/07/2000	2/04/2001	26/11/2001	4/06/2002	26/11/2003	12/02/2001	15/05/2002	13/05/2003	28/06/2005
Total number of shares available for subscription to PagesJaunes Group employees	854,978	1,671,973	56,765	1,486,126	834,899	0	0	0	3,796,800
Including number available for subscription to company officers	M. Datchary 7,024 J.C. Marceau 2,341	-	-	-	M. Datchary 23,413	-	-	-	M. Datchary 72,000 JC Marceau 3,000
Including the number available for subscription to top ten employee recipients of PagesJaunes Group who are not company officers	46,660	157,106	-	116,660	70,000	0	0	0	336,000
Starting date for exercising the options	18/07/2005	2/04/2004	26/06/2003 (1)	4/06/2004 (2)	26/11/2006	4/05/2001	1/10/002	13/05/2004	28/06/2008
Expiration date	18/07/2010	2/04/2011	26/11/2011	4/06/2012	26/11/2013	12/02/2011	15/05/2012	13/05/2013	28/06/2015
Subscription price	€48.70	€15.38	€15.38	€13.84	€16.60	€10.00	€6.35	€7.43	€19.30
Number of shares subscribed to on 31 December 2005	0	894,990	18,091	264,671	0	5,000	0	0	0
Number of shares cancelled on 31 December 2005	89, 830	139,782	10,887	117,819	61,853	-	-	-	39,800
Additional shares according to purchase ratio (Wanadoo/ France Télécom merger) (3)	2,808	2,467	109	4,277	2,823	-	-	-	-
Transfers of shares from PagesJaunes Group employees joining France Télécom Group on 31 December 2005	93,251	129,140	2,536	102,699	51,892				9,000
Transfers of shares from France Télécom Group employees joining the PagesJaunes Group on 31 December 2005	13,608	19,636	0	40,441	21,775	230,000	51,080	42,120	0
Remaining shares	688,313	530,164	25,360	1,045,655	745,752	225,000	51,080	42,120	3,748,000

** These subscription options for Wanadoo shares were converted into subscription options for France Télécom shares because of the merger between France Télécom and Wanadoo on 1 September 2004.*
(1) 10% of the options can be exercised since 21 September 2001, 10% since 21 March 2002, 40% since 21 March 2003 and 40% since 21 March 2004.
(2) 5% of the options can be exercised on 26 June 2003, 23% on 26 September 2003, 5% on 26 June 2004, 23% on 26 September 2004 and 44% on 26 November 2004.
(3) Weighted exercise prices correspond to adjusted exercise price following the France Télécom capital increase on 26 September 2005.

17.3 Description of Profit-Sharing and Company Savings Plan Agreements

COMPANY SAVINGS PLAN

The Company savings plan agreement signed by France Télécom on 19 November 1997 with four union organisations (CFDT, CFTC, CGC and FO) covers the companies in the France Télécom group owned more than 50% by France Télécom of which the Company is part. The special reserve for the Company savings plan of the France Télécom group is the amount in the special savings plan reserves calculated for each subsidiary involved using a derogation formula (derogation addendum signed on 29 June 2001).

The special savings plan reserves are divided among the beneficiaries at 20% based on their attendance and 80% in proportion to the gross annual salary received by each employee. The amounts allocated individually are put into the France Télécom group savings plan and blocked for five years. The table below shows the key figures for the company savings plan over the last three fiscal years:

(in millions of euros)	**Total Company Savings Plan contributions distributed by the France Télécom Group**	**Contribution by PagesJaunes Group**	**Savings Plan contributions distributed to PagesJaunes Group employees***
2003	115	28.3	3.2
2004	264	30	7.7
2005	360	32.7*	11.4

** Including PagesJaunes Outre-Mer, non-consolidated company and excluding e-sama, which in 2005 benefited from its own employee profit-sharing agreement.*

Companies in the PagesJaunes Group at the end of 2005 denounced adherence in the France Télécom Group profit-sharing agreement.

A new profit-sharing agreement for PagesJaunes Group will be negotiated during the first half of 2006, and will apply starting with fiscal 2006.

PROFIT SHARING

There are various profit-sharing agreements within the different subsidiaries of PagesJaunes Group.

For PagesJaunes SA, the latest profit-sharing agreement in effect was signed on 30 June 2004 and concerns 2004-2005-2006.

In order to more closely associate all of the employees with the improvement in PagesJaunes' performance, this agreement is based on the following principles:

- the overall amount of profit-sharing is based on the achievement of two corporate economic and strategic goals: Gross Operating Margin and revenue;
- the overall amount of profit-sharing changes in proportion to the operating results.

Two new profit-sharing agreements were signed in 2005:

- **PagesJaunes Group, on 27 June 2005**

For this agreement, the overall amount of profit-sharing is based on the achievement pertaining to the Gross Operating Margin of PagesJaunes Group.

- **Mappy on 29 June 2005**

For this agreement, the overall amount of profit-sharing is based on the achievement pertaining revenue on hand and the gross operating margin on the other hand.

The table below show the amount of profit-sharing paid over the last three fiscal years in the PagesJaunes Group in France:

(in millions of euros)	**2003**	**2004**	**2005**
Profit-sharing paid in the PagesJaunes Group	6,209	6,759	9,749

COMPANY SAVINGS PLAN

The company savings plan of the France Télécom group is accessible to employees (executives and private law employees) at the Company who have worked at the Company for more than three months as long as France Télécom owns over 50% of the Company. It contains several mutual investment funds, some of which are solely for shares in France Télécom and PagesJaunes Group.

GRANTING AND EXERCISING OF STOCK OPTIONS FOR THE COMPANY THAT TOOK PLACE DURING THE FISCAL PERIOD

In accordance with Article L 225-184 of the French Commercial Code, the granting and exercising of options of the Company's stock which took place in 2005 are as follows:

Options to subscribe or buy shares given to top ten employees who are not company officers and options exercised by the latter

Wanadoo subscription plan

The table below shows the four Wanadoo share subscription option plans which some associates in the Company benefited from and which were adopted pursuant to articles L. 225-177 of the French Commercial Code (formerly articles 208-1 and following of the law of 24 July 1966) by the Extraordinary General Shareholders' Meeting of Wanadoo on 22 June 2000. It should be noted that these subscription options for Wanadoo shares were converted into subscription options for France Télécom shares because of the merger between France Télécom and Wanadoo on 1 September 2004.

France Télécom stock options (value in December 2005)	Total number of options granted or exercised	Exercise price in euros	Starting date to exercise the option	Expiration date for the plan
Option to subscribe France Télécom shares granted during 2005 to the top 10 employees of PagesJaunes Group who are not Company officers	-	-	-	-
Option to subscribe France Télécom shares exercised in 2005 by the top 10 employees who are not Company officers of PagesJaunes Group that have exercised the most options	24,555 81,702	15.38 13.84	April 2004 June 2005	April 2011 June 2012

PagesJaunes Group subscription plan

The Board of Directors has decided to make a proposal to the shareholders, in the context of the 22nd resolution submitted for a vote to the Mixed General Shareholders' Meeting of 12 April 2005, to authorise, pursuant to articles L. 225-177 and following of the French Commercial Code, to grant on one or more occasions, options to subscribe or buy shares in the Company.

	Total number of options granted or exercised	Exercise price in euros	Starting date to exercise the option	Expiration date for the plan
Option to subscribe France Télécom shares granted during 2005 to the top 10 employees of PagesJaunes Group who are not Company officers	336,000	€19.30	28/06/2008	28/06/2015
Option to subscribe France Télécom shares exercised in 2005 by the top 10 employees who are not Company officers of PagesJaunes Group that have exercised the most options	-	-	-	-

Contents

18.1 Distribution of Company share capital

The distribution of capital in PagesJaunes Group changed over the course of the last three fiscal years as follows:

Stock ownership plan	Situation on 31 December 2005			Situation on 31 December 2004			Situation on 31 December 2003		
	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
France Télécom (1)	150,546,830	54.0	54.0	172,849,998	62.0	62.0	274,050,000	100.0	100.0
Employees (FCPE PagesJaunes Shares)	4,940,556	1.8	1.8	4,739,610	1.7	1.7	-	-	-
Public	123,202,224	44.2	44.2	101,200,002	36.3	36.3	-	-	-
Treasury shares	100,000	0.0	0.0	-	-	-	-	-	-
TOTAL	**278,789,610**	**100.0**	**100.0**	**278,789,610**	**100.0**	**100.0**	**274,050,000**	**100.0**	**100.0**

(1) Wanadoo SA on 31 December 2003.

Each of the members of the Board of Directors owns at least one Company share, pursuant to article L. 225-25 of the French Commercial Code. On 31 December 2005, the members of the Board of Directors and Company officers hold 17,222 Company shares (and/or shares in the FCP PagesJaunes Group).

Shares held by the public can be broken down into 119,651,177 shares in bearer form (42.9% of the capital) and 3,551,047 shares in nominative form (1.2% of the capital) on 31 December 2005.

The Company had requested a partial study on the identifiable bearer shares (TPI) on 31 December 2005 which showed that resident shareholders held about 83.7 million shares (68% of the share capital held by the public) and non residents about 39.5 million shares (32% of the share capital held by the public).

Pertaining to statutory thresholds that were crossed, PagesJaunes Group was informed on 14 December 2005 by Edmond de Rothschild Asset Management that the latter held, through the various funds that it manages, over 1% of the capital and held on that date 5,070,120 shares in PagesJaunes Group. Furthermore, Arnhold and S. Bleichroeder Advisers held, *via* its First Eagle Funds, on 30 November 2005, 3,454,850 administered shares in the nominative format, which is 1.2% of the Company's capital.

Treasury shares fall within the framework of the liquidity agreement in accordance with the ethics charter established by the French Association of Investment Companies and approved by the *Autorité des marchés financiers* in a decision rendered on 22 March 2005, and published in the Obligatory Legal Notices Bulletin on 1 April 2005, that was set up by the Company on 14 November 2005.

18.2 Voting rights

All shareholders have one voting right per share. The Company's major shareholders do not have any rights that differ from those of the other shareholders.

18.3 Persons exercising or who could exercise control over the Company

Apart from France Télécom, no individual or legal entity directly or indirectly, together or in concert, does or could exercise control over PagesJaunes Group on the registration date of this *document de référence*. France Télécom holds, on 31 December 2005, 54% of the capital and voting rights of PagesJaunes Group. France Télécom's control over PagesJaunes Group is exercised while respecting the principles of corporate governance for listed companies mentioned in the Medef/AFEP report of October 2003 to which France Télécom and PagesJaunes Group adhere, and which are described in Section "16. Function of the administrative and management bodies".

In particular, the Board of Directors of PagesJaunes Group includes a number of independent members that is in accordance with the proportion defined in the Medef/AFEP report of October 2003 for controlled companies. Moreover, with respect to the principles of governance mentioned above, PagesJaunes Group applies the regulations and procedures defined within the France Télécom Group, especially pertaining to matters of accounting, reporting and the budget.

18.4 Shareholders' agreements

On the registration date of this *document de référence*, there is no shareholders' agreement involving the share capital and/or voting rights in the Company.

18.5 Pledges

Pledges of Company shares

On the registration date of this *document de référence*, there is no Company share which is subject to a pledge.

Pledges of Company assets

On the registration date of this *document de référence*, there are no significant Company assets subject to a pledge.

During the fiscal year ending on 31 December 20054, the Company identified an agreement likely to fall under the scope of application of article L. 225-38 of the French Commercial Code, i.e.:

- a loan contract signed with France Télécom, following the securitisation of the tax receivable of 64 million euros that PagesJaunes Group holds on the State following the change in tax plan that took place in France. The conclusion of this agreement had received prior approval from the Board of Directors on 28 June 2005;
- a share transfer and acquisition agreement for Edicom, through which PagesJaunes Group acquired 99.87% of the capital of the company from Atlas Services Belgium, a subsidiary of France Télécom for 5.45 million euros. The conclusion of this agreement had received prior approval from the Board of Directors on 23 February 2005.

PagesJaunes Group, SA

Period ending 31 December 2005

SPECIAL AUDITORS' REPORT ON THE REGULATED AGREEMENTS

Dear Shareholders,

In our capacity as Auditors for your Company, we herewith present to you our report on the regulated agreements.

In application of article L. 225-40 of the French Commercial Code, we have been advised of an agreement which was the subject of prior authorisation from your Board of Directors.

It is not our task to research the possible existence of other agreements, but to report to you, based on the information provided to us, on the characteristics and basic procedures of those of which we have been informed, without needing to give an opinion as to their usefulness and merit. It is your task, according to the terms of article 92 of the decree of 23 March 1967 to make an assessment of the interest attached to signing this agreement before approving it.

We have performed our work according to professional standards accepted in France; these standards require the implementation of procedures intended to verify the agreement between the information which has been provided to us and the *document de référence* from which it was taken.

1. With France Télécom SA, shareholder in your company (54%)

- Type and purpose

Loan contract for France Télécom. This contract was approved by the Board of Directors on 28 June 2005.

- Procedures

The amount of the loan made available from 30 June 2005 to 15 April 2008 is 64,208,023 euros. The overall effective rate due on the nominal amount of the loan is 2.65% per year. The amount of interest received in 2005 is 535,342 euros and the amount of interest to be received is 2,400,420 euros.

2. With Atlas Services Belgium

- Shareholder involved

France Télécom SA.

- Type and purpose

Share transfer and purchase agreement for Edicom with Atlas Services Belgium through which your company acquired 99.87% of Edicom. This contract was approved by the Board of Directors on 23 February 2005.

- Procedures

The amount of this Edicom share acquisition is 5,450,000 euros.

Neuilly-sur-Seine and Paris-La Défense, 2 March 2006

The Auditors

DELOITTE & ASSOCIÉS
Eric Gins Jean-Paul Picard

ERNST & YOUNG Audit
Christian Chiarasini Jeremy Thurbin

20 Financial information concerning the assets, financial situation and results of the issuer

Contents

20.1 Historical financial information

In application of Article 28 of the Commission's (EC) regulation no. 809/2004, the following information has been included by reference in this *document de référence*:

- the consolidated accounts for the fiscal year 2004 and the corresponding audit reports which appear on page 83 and following of the *document de référence* for the fiscal year 2004, registered with the *Autorité des marchés financiers* under reference no. R05-034 dated 30 March 2005;
- the consolidated accounts for the fiscal year 2003 and the corresponding audit reports which appear on page 122 and following of the *document de base* registered with the *Autorité des marchés financiers* under reference no. I. 04-104 dated 3 June 2004.

IFRS CONSOLIDATED PROFIT AND LOSS ACCOUNT

(Amounts in thousands of euros except for data relating to shares)	Notes	Fiscal year ended 31 December 2005	Fiscal year ended 31 December 2004
Net revenue	7	1,060,700	967,160
External purchases		(330,366)	(317,582)
Other operating income	8	54,906	55,249
Other operating costs		(24,588)	(28,353)
Personnel costs:			
- Salaries and expenses	9	(297,577)	(268,992)
Gross operating margin		**463,075**	**407,482**
- Employee participation	9	(32,906)	(29,926)
- Payment in shares	9	(20,450)	(25,274)
Amortisation allowance		(9,744)	(10,066)
Results for sale of assets		(569)	(363)
Cost of restructuring		(372)	0
Equity accounted results for business operations			774
Operating results		**399,034**	**342,627**
Financial income		16,378	20,784
Financial costs		(4,813)	(444)
Gain (loss) on exchange		18	(51)
Non-operating results	10	**11,583**	**20,289**
Corporate tax	11	(148,873)	(149,314)
Net results		**261,744**	**213,602**
Assignable to:			
- Shareholders of the operating group PagesJaunes Group		261,744	213,602
- Non-controlling interests			0
Results per share (in euros)	12		
Net results			
- base		0.94	0.77
-diluted		0.93	0.76

IFRS CONSOLIDATED BALANCE SHEET

(Amounts in thousand of euros)	Notes	At 31 December 2005	At 31 December 2004
ASSETS			
Net goodwill	13	107,394	77,475
Other net intangible assets	14	11,511	8,419
Net tangible fixed assets	15	17,995	16,816
Equity accounted stock	16		15,493
Saleable assets	17	438	
Other non-current financial assets	18	44,081	3,784
Deferred tax on assets	11	28,527	26,144
Total non-current assets		**209,946**	**148,131**
Net stock	20	5,281	12,373
Net customers receivables	21	472,756	430,793
Other current assets	22	39,764	44,350
Current tax		5,106	133
Prepaid costs	23	55,639	39,844
Other current financial assets	19	39,356	861
Liquid assets	28	549,827	644,077
Total current assets		**1,167,729**	**1,172,431**
TOTAL ASSETS		**1,377,675**	**1,320,562**
LIABILITIES			
Share capital		55,758	55,758
Issuance premium		68,335	68,335
Reserves		23,422	49,848
Net results		261,744	213,602
Conversion adjustments		8	0
Own shares		(2,169)	
Stockholders' equity	25	**407,098**	**387,543**
Financial liabilities and long term derivatives	28	17	32
Non-current personnel benefits	26	25,450	22,062
Non-current provisions	26	7,876	8,329
Other non-current liabilities		2,492	
Total non-current liabilities		**35,835**	**30,423**
Share of long and medium term financial liabilities, payable in under one year			3,822
Overdrafts and other short term loans	28	13,288	10,730
Interest accrued not outstanding	28	8	18
Current provisions	26	509	236
Supplier liabilities		124,167	107,026
Current personnel benefits	26	87,890	82,021
Other current liabilities	26	101,155	91,261
Corporate tax liabilities	11	16,069	72,112
Unearned income	29	591,656	535,370
Total current liabilities		**934,742**	**902,596**
TOTAL LIABILITIES		**1,377,675**	**1,320,562**

IFRS VARIATION IN CONSOLIDATED STOCKHOLDER EQUITY

(Amounts in thousands of euros)	Share capital	Issuance premium	Results & reserves	Conversion reserve	Own shares	Total share capital
Balance at 1 January 2004	**54,810**	**42,249**	**235,159**			**332,218**
Capital increase	948	68,335				69,283
Results for the fiscal year 2004			213,602			213,602
Payment in shares			8,399			8,399
Distribution of dividends		(42,249)	(193,710)			(235,959)
Balance at 31 December 2004	**55,758**	**68,335**	**263,450**			**387,543**
Results for the fiscal year 2005			261,744			261,744
Payment in shares			19,246			19,246
Distribution of dividends			(259,274)			(259,274)
Edicom conversion adjustment				8		8
Shares controlled by the company					(2,169)	(2,169)
Balance at 31 December 2005	**55,758**	**68,335**	**285,166**	**8**	**(2,169)**	**407,098**

CASH FLOW TABLE

(Amounts in thousands of euros)	Notes	31 December 2005	31 December 2004
Group share in net consolidated result		261,744	213,602
Amortisation for assets	14 & 15	9,744	10,065
+ or - values on share sales		569	411
Variation in provisions	24 & 26	(3,633)	(4,081)
Non-distributed results of equity accounted companies		-	512
Tax charges for the fiscal year	11	148,873	149,314
Interest income and costs	10	(11,565)	(20,391)
Deferred tax	11		
Non-controlling interest		-	-
Exchange adjustments not realised		(25)	51
Other non-monetary elements		-	-
Payment in shares		19,238	24,124
Reduction (increase) in stock		7,148	(5,086)
Reduction (increase) in customers' receivables		(25,743)	(36,325)
Reduction (increase) in other debts		(16,891)	18,138
Increase (reduction) in supplier liabilities		14,679	(10,810)
Increase (reduction) in other liabilities		56,045	70,229
Dividends and interest income received		18,737	20,784
Interest withdrawn and net derivatives rate note		(3,288)	(444)
Tax paid	11	(212,181)	(67,859)
Net cash flow generated by activity		**263,451**	**362,234**
Acquisitions of tangible fixed and intangible assets net of the variation in asset suppliers	14 & 15	(11,823)	(8,376)
Income from sales of tangible and intangible assets		125	215
Acquisitions of holdings and subsidiaries, net of the cash acquired	6	(12,498)	(21,981)
Investments in equity accounted companies	6	-	(13,500)
Reductions (increases) in the value of securities and other long term assets	28	(80,794)	11,509
Net cash flow allocated to investment operations		**(104,990)**	**(32,133)**
Increase (reduction) in long term loans	28	(18)	(89,326)
Increase (reduction) in bank overdrafts and short term loans	28	(1,328)	(1,167)
Reduction (increase) in deposits and other financial assets linked to liabilities		(26)	-
Repurchase of shares	12	(2,169)	-
Increase in capital	25	10,081	58,492
Dividends paid out	25	(259,274)	(235,958)
Net cash low linked to financing operations		**(252,734)**	**(267,959)**
Net variation in liquid assets and cash equivalents		**(94,273)**	**62,142**
Impact of variations in exchange rates on liquid assets		22	-
Net cash variation		**(94,251)**	**62,142**
Liquid assets and cash equivalents at the start of the fiscal year		644,077	581,935
Liquid assets and cash equivalents at the end of the fiscal year	28	**549,827**	**644,077**

Note 1 – Description of activity

For more than 50 years, the PagesJaunes Group has offered a wide range of products and services to the general public and to professionals, its core business being national and international directories in both printed form and on-line.

The PagesJaunes Group's fiscal year runs from 1 January to 31 December.

The consolidated accounts and their appendices are presented in euros.

Note 2 – Context for publication and the basis for preparation of the financial information for 2005

In application of European regulation no. 1606/2002 of 19 July 2002, the consolidated accounts for the fiscal year 2005 have been drawn up in accordance with the international IAS/IFRS accounting standards, and are presented for comparison with the accounts for the fiscal year 2004, drawn up according to the same authoritative pronouncements. The principles used to draw up the financial information for 2005 are described in Note 3. They result from the application of:

- all the standards and interpretations adopted by the European Union on 31 December 2005;
- the IFRS standards and interpretations which have become compulsory since 2005 and which the Group has elected to apply in advance;
- accounting positions used by the Group, which are currently the subject of work at the IASB (IFRIC) or the *Conseil national de la comptabilité*, as restated in note 3;
- options retained and exemptions used.

To prepare the financial statements, the PagesJaunes Management has been obliged to use estimates and hypotheses which affect the amounts presented as assets or liabilities, the potential liabilities on the date the financial statements were drawn up and the amounts presented as income and costs for the fiscal year. The Management evaluates these estimates and assessments in a consistent manner on the basis of its past experience and various other factors which are considered to be reasonable. These form the basis of the book values for assets and liabilities. The actual results may differ significantly from these estimates under different conditions or hypotheses. Finally, where there are no applicable standards or interpretations for a particular transaction, the Group's Management relies on its own judgement to define and apply accounting methods to obtain relevant and reliable information, so that the financial statements:

- present a true reflection of the Group's financial information, the financial performance and cash flows;
- express the economic reality of the transactions;
- are neutral;
- are prudent;
- and are complete in all their significant aspects.

This financial information was closed by the PagesJaunes Group's Board of Directors on 7 February 2006.

Note 3 – Accounting principles and changes in estimates

3.1 Accounting principles

This note describes the accounting principles applied for the closure at 31 December 2005, in accordance with the provisions of the international accounting standards as adopted by the European Commission on 31 December 2005.

3.1.1 Application of standards, amendments to standards and interpretations applied in advance of the date for compulsory application

With effect from 1 January 2004, the Group has decided to apply the following texts in advance, in order to allow a better comparison between the fiscal years 2004 and 2005:

- IAS 39 "Financial instruments: accounting and evaluation" and IAS 32 "Financial instruments: information to be provided and presentation", which became compulsory on 1 January 2005;
- IFRS 5 "Non-current assets held for the purposes of sale and abandoned activities". This text has been compulsory since 1 January 2005;
- IFRIC 1 "Variation in existing liabilities relating to dismantling, repairs and similar". This text is compulsory for fiscal years starting after 1 September 2004;
- IFRIC 4 "Determining if an agreement contains a lease contract". This interpretation, relating to the identification of operating leases, compulsory for fiscal years starting from 1 January 2006, may optionally be applied in advance;
- IAS 39 "The Fair Value option", compulsory since 1 January 2006. This amendment abolishes one of the two exclusions decided on by the European Commission when IAS 39 was adopted. The provisions of this text, relating to the choice of accounting based on the fair value of a financial asset and liability by income statement.

However, PagesJaunes Group has opted not to apply the following standards, amendments and interpretations in advance:

- IFRS 7 "Financial instruments: information to be provided". The date for the first application of this text is 1 January 2007. This text did not receive the approval of the European Commission, but received a favourable notice from the European Financial Reporting Advisory Group;
- IAS 19 "Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures", compulsory from 1 January 2006;
- IAS 39 "Financial instruments: accounting and evaluation – Cash flow cover in the context of future intragroup transactions", compulsory from 1 January 2006.

The PagesJaunes Group is in the process of analysing the practical consequences of these new texts and the effect of their application in the accounts.

The Group is not concerned by the interpretations "Shares in cooperative entities and similar instruments", IFRIC 5 "Rights to interests from management funds dedicated to dismantling, repairs and rehabilitation of the environment" and IFRIC 6 "Liabilities resulting from participation in a specific market – electronic and electrical equipment waste".

3.1.2 Accounting positions held by the PagesJaunes Group, by virtue of paragraphs 10 to 12 of IAS 8

The accounting positions presented below are not subject to any particular provisions in the international accounting standards or interpretations as adopted by the European Commission.

Offer reserved for employees

The Group has taken the date for the granting of the offers reserved for employees as the same date as the announcement to the employees of the main conditions for the offers, thus conforming with the *Conseil national de la comptabilité*'s communiqué of 21 December 2004 relating to Collective Savings Schemes, which interprets the date of the announcement as being the date of granting, as defined in IFRS 2 "Payment in shares and equivalents". The cost entered in the accounts in respect of this amounts to 25.3 million euros for the fiscal year 2004 (which includes 1.2 million euros in employer's contributions) and 20.5 million euros (including 1.2 million euros in employer's contributions) for the fiscal year 2005. If the date of granting had been the same as the date of closure of the offer, an additional cost of 12.2 million euros would have been entered in 2004, and 0.3 million euros in 2005, mainly because of the evolution of the share price between the date of the announcement and the date of the closure of the offer.

Individual rights to training

In accordance with Notice no. 2004-F of 13 October 2004 of the Urgent Issues Committee of the *Conseil national de la comptabilité* relating to "accounting for individual rights to training", the expenses incurred in this respect constitute a cost for the period, and are therefore not subject to any provisioning. However, the number of hours of the available share of these rights at the end of the fiscal year is recorded in the appendix, with an indication of the number of hours having been claimed by employees. In a limited number of cases (request for Individual Training Leave or in the case of a dismissal or resignation) where these expenses cannot be considered as payment for future services, the consequent short term commitment is provided for in the accounts for the fiscal year if the obligation to the employee becomes probable or certain.

3.1.3 Options authorised by the authoritative accounting pronouncements and elected by PagesJaunes Group

Certain of the standards given in the IASB's authoritative pronouncements provide for options in relation to the evaluation and accounting of assets and liabilities.

The Group has therefore chosen:

- to retain the method of accounting for stock at its initial cost, determined from the average weighted unit cost (standard IAS 2 "Stock");
- the method of evaluating tangible fixed assets and intangible assets at their historic depreciated cost, and not re-evaluating the tangible fixed assets and intangible assets at the end of each fiscal year (standards IAS 16 "Tangible fixed assets" and IAS 38 "Intangible assets") and not to capitalise the interest incurred during the period of construction or acquisition of the tangible fixed assets and intangible assets, as provided for by standard IAS 23 "Cost of loans";
- to enter the actuarial variances relating to recorded post-employment benefits according to the corridor method, which allows for the spread of the variances exceeding 10% of the highest of either the actual value of the obligation in respect of the services defined or the fair value of the assets of the scheme for the period of the residual working life of the personnel to whom the agreement relates. (standard IAS 19 "Personnel benefits");
- to conserve the method of consolidating jointly-controlled companies according to the proportional integration method (standard IAS 31 "Interests in joint ventures").

In addition, standard IFRS 1 relating to the first application of the international authoritative pronouncement makes provision for a certain number of possible exemptions to the principle of retrospective applications of IFRSs at the date of transition (1 January 2004 for PagesJaunes Group). Among these exemptions for drawing up the opening balance sheet, the Group has decided:

- not to apply standard IFRS 3 relating to company mergers before the date of transition. As this refers to the acquisition of minority interests which do not feature explicitly in the exemptions authorised by IFRS 1, and in the absence of any specific provision in the standards, the Group has retained the accounting procedure laid down by French standards;
- to use the historic cost of tangible fixed assets and intangible assets in accordance with IAS 16 and IAS 38;
- to apply retrospectively the provisions of standard IFRS 2 "Share based payment", for share and cash settled plans. As a result, all plans, even those issued before 7 November 2002, are accounted for according to the accounting principles defined by IFRS 2. Plans issued earlier than 31 December 2003 have been valued in the same way as evaluations made following the provisions of the American standard FAS 123 using the Black-Scholes model. From 1 January 2004 all new plans issued are valued in accordance with standard IFRS 2 using a binomial distribution model.

The other options provided for in standard IFRS 1 have not been used by the Group.

3.2 Consolidation

Subsidiaries over which PagesJaunes Group exercises, directly or indirectly, exclusive control are consolidated according to the global integration method.

Interests in which PagesJaunes Group exercises control jointly with a limited number of other shareholders are consolidated according to the proportional integration method.

Interests which are not controlled by PagesJaunes Group, but over which the Group exercises a significant influence (percentage of control generally between 20% and 50%) are consolidated according to the equity accounting method.

The existence and effect of potential voting rights, which are either exercised or convertible at the closing date, are taking into account when determining the degree of control of or significant influence on the entity.

In accordance with IFRS 5, the assets and liabilities of controlled entities which are considered to be held for disposal are presented on separate lines in the balance sheet. In addition, the results of discontinued operations must be presented on a separate line in the income statement. IFRS 5 defines a discontinued activity as being a component of an entity whose cash flow is independent from the rest of the entity, which has been sold or which is held for the purposes of sale and which represents a principal and distinct line of activity or geographical region.

Significant intra-Group transactions and sales are excluded.

3.3 Currency transactions

Accounting for and evaluating foreign currency transactions are defined by standard IAS 21 "Effects of fluctuations in foreign currency exchange rates". In application of this standard, transactions made in foreign currencies are converted by the subsidiary in its working currency at the rate applicable on the day of the transaction. The monetary elements of the balance sheet are re-evaluated at the current exchange rate of each statement of account. The corresponding re-evaluation adjustments are recorded in the income statement.

- in the operating results for commercial transactions;
- in non-operating income or financial costs for financial transactions.

3.4 Presentation of financial statements

As allowed for in standard IAS 1 "Presentation of financial statements", the Group presents the income statement by accounting item. International standards significantly alter the presentation of the income statement, notably by abolishing the notion of non-operational income and costs and reintegrating the cost related to goodwill in the operating results.

The operating results correspond to the net results before taking into account:

- non-operating income;
- financial costs;
- current and deferred tax;
- the results of activities which have been discontinued or held for disposal.

The gross operating margin corresponds to the operating results before taking into account:

- employee profit-sharing;
- costs of payments in shares;
- amortisation allowances;
- the loss of value of goodwill and fixed assets;
- the results of the sale of shares;
- costs of restructuring;
- the results of equity accounted entities;
- the loss of value of goodwill on equity accounted entities.

3.5 Revenue

The revenue realised from the activities of PagesJaunes Group is recognised and presented in the following manner, in application of the principles laid down in IAS 18 "Income from ordinary activities":

- income derived from the sale of advertisements in the printed directories are included in the results when they are published. Consequently, income derived for the sale of advertisements invoiced for directories which are yet to be published are presented in the balance sheet under the section "Unearned income";
- income derived from the sale of advertisements in the on-line directories are spread over the period of posting, which is usually 12 months;
- income derived from traffic relating to telephone information services (118 008 in France and 118 75 in Spain) are accounted for at the time the service is provided;
- costs which are directly attributable to directory publication campaigns in one fiscal year are reported in the corresponding accounted revenue for that fiscal year; this includes commission for sellers and telesellers and editorial fees.

3.6 Advertising and related expenses

Expenses for advertising, promotion, sponsorships, communication and brand development are integrally accounted for in the costs for the fiscal year during which they are incurred.

3.7 Results per share

The Group presents a result per base share and a result per diluted share. The number of shares used for the calculation of the diluted result takes into account the conversion into ordinary shares of diluting instruments in circulation at the end of the period. The diluted result is calculated from the Group's share of the net result, corrected for the financial costs of debt diluting instruments and their effect on worker participation, net of the effect of corresponding tax. When the base result per share is negative, the diluted result per share is identical to this base result. In order to allow a proper comparison of the presented results per share, the average weighted number of shares in circulation in the fiscal year and also the previous fiscal years are adjusted in case of an increase in capital applied at a rate below the market rate. Where necessary, the shares controlled by the company carried by reducing consolidated shareholder equities are not included in the calculation for the result per action.

3.8 Goodwill

Goodwill represents the difference between the price of acquisition, plus incidental costs, of stock in consolidated companies and the Group's share of the value of their net assets on the date of acquisition of the holding.

In accordance with IFRS 3 "Company mergers", goodwill is not amortised. It is subject to a loss of value test when loss of value indices are published, and no less than once a year. IAS 36 "Depreciation of assets" lays down that these tests are applied to each Cash Generating Unit to which the goodwill has been attributed, and that in certain cases, as a test of the goodwill, these cash generating units can be combined at the level of the estimated return on investment for these acquisitions (a cash generating unit is the smallest homogeneous group of assets whose use continues to generate cash inflows and which are largely independent of cash inflows generated by other groups of assets. PagesJaunes Group generally estimates the actual value of the goodwill at the same level of analysis as each of its other consolidated companies.

The necessity of establishing a loss of value is estimated by comparing the consolidated book value of assets and liabilities and their recoverable value. The recoverable value is the net fair value of the outflowing costs or the value in use, whichever is the greater.

The net fair value of outflowing costs is determined as the best estimate of the sale value net of outflowing costs when a transaction takes place in normal competitive conditions between two informed and consenting parties. This estimate is determined on the basis of the available market information and taking specific situations into consideration.

PagesJaunes Group takes the value in use as being the cash flows generated by Cash Generating Units inclusive of goodwill. They are determined in the context of economic and regulatory hypotheses and the operating conditions forecast by PagesJaunes' Management in the following way:

- the cash flows are those included in the 5 year plan;
- beyond this timescale, flows are extrapolated by applying a stable or decreasing growth rate for a period of three years, then a permanent growth rate which reflects the anticipated long term growth of the market;

- cash flow actualisation is carried out using rates which are appropriate for the nature of the activity and country.

Depreciation of goodwill is recorded in the operating results.

Where a sale has been decided, the recoverable value is determined by reference to the net fair value of the outflowing costs.

3.9 Other intangible assets

Other intangible assets principally include brands, licences and patents, research and development expenses and software. They are accounted for at their cost of acquisition or production.

When assets are acquired by company merger, their cost is usually determined on allocation of the cost of acquisition of the acquired company by reference to their market value or, failing this, by using methods which are generally accepted in this area, such as those based on revenue and costs.

Brands developed internally are not accounted for in the balance sheet.

Brands

Brands with an indefinite life are not amortised; they are subject to depreciation tests (see note 3.11).

Licences and patents

Licences and patents are amortised following the linear method for periods which correspond to the forecast duration of use, not exceeding twenty years.

Research and development expenses

In accordance with standard IAS 38 "Intangible assets", development expenses must be treated as immobilised when the following is demonstrated:

- the intention and financial and technical capacity to bring the development project to its conclusion;
- the probability that the future economic advantages attributable to the development expenses will go to the company;
- and that the cost of this asset can be reliably evaluated.

Research and development expenses which do not meet the above criteria are recorded as costs for the fiscal year in which they are incurred. Significant capitalised development costs are amortised linearly over their useful life which usually does not exceed 3 years.

Software

Software is amortised linearly over its useful life, which does not exceed five years.

3.10 Tangible fixed assets

Gross value

The gross value of tangible fixed assets corresponds to their cost of acquisition or production. This cost includes expenses which are directly attributable to the transfer of the asset to its place of operation and to carry out repairs necessary to put it to the use intended by the management.

The cost of a tangible fixed asset includes costs relating to the dismantling and removal of the fixed asset and preparation of the site where it is situated, an obligation which the Group may incur either by the acquisition of the tangible fixed asset or from its use over a specified period for purposes other than the production of stock during that period.

Financial leasing agreements

Financial leasing agreements which transfer to PagesJaunes Group the risks and benefits associated with ownership (financial leasing agreements) are accounted for in the fixed assets with an offset entry as a financial liability. The following situations constitute indications of the conditions which transfer to PagesJaunes Group the risks and benefits associated with ownership:

- the agreement provides for the compulsory transfer of ownership at the end of the leasing period;
- the agreement includes an option to purchase, and the conditions of the option are such that transfer of ownership is highly probable at the end date of the lease;
- the duration of the agreement covers most of the estimated economic life of the leased good;
- the actualised value of the total minimum fees set out in the agreement is similar to the fair value of the good.

At the same time, goods whose risks and benefits related to ownership have been transferred by PagesJaunes Group to a third party are considered as having been sold.

Repair and maintenance expenses are recorded as a cost when they are incurred, unless they contribute to increasing the productivity or life of the fixed asset.

Amortisation

Amortisation of fixed assets is calculated as a function of the rate of use of expected economic benefits per element of the asset, based on cost of acquisition and, where necessary, a deduction for residual value. Therefore the linear method is generally used over the following periods: 25 to 30 years for buildings, 5 to 10 years for fixtures, between 1 and 5 years for other fixed assets.

These amortisation periods are reviewed annually and are modified if expectations differ from the previous estimates; these changes in accounting estimates are accounted for prospectively.

3.11 Depreciation of elements of fixed assets

According to standard IAS 36 "Depreciation of assets", the value in use of tangible and intangible fixed assets is tested when loss of value indices appear, and reviewed at each closure.

Fixed assets, both intangible and tangible, are subject to depreciation when, as a result of events or circumstances arising during the period (obsolescence, physical deterioration, significant changes in the mode of use, worse than expected performance, fall in revenues or other external indicators etc.), their recoverable value appears permanently lower than their net book value. The recoverable value is either the fair net value of outflowing costs or the value in use, whichever is the greater.

Depreciation tests are performed by asset or by group of assets by comparing their recoverable value and their net book value. When a depreciation is deemed necessary, the amount entered in the accounts is equal to the variance between the net book value and the recoverable value.

The recoverable value of assets is usually determined on the basis of the value in use, this being the value of expected future economic benefits derived from their use and their outflow. It is estimated particularly by reference to future actualised cash flows determined in the context of economic hypotheses and the forecasts for operating conditions used by the PagesJaunes Group Management.

3.12 Financial assets and liabilities

Financial assets include assets which are available for sale, assets held until their date of expiry, loans and debts and liquid assets and cash equivalents.

Financial liabilities include loans, other financing and bank overdrafts and operating liabilities.

The evaluation and accounting of financial assets and liabilities are defined by standard IAS 39 "Financial instruments: accounting and evaluation".

Evaluation and accounting of financial assets

Assets held until their expiry

These are exclusively holdings with fixed or determinable income and having a fixed expiry date, other than loans and debts which are acquired with the intention of retaining them until their expiry and which the Group is able to retain until this date. After their initial accounting at fair value, they are evaluated and accounted for at the amortised cost using the Effective Interest Rate method (EIR).

Assets held until expiry are subject to monitoring for objective indication of depreciation. A financial asset is depreciated if its book value is higher than its estimated recoverable value when depreciation tests are performed. The loss of value is recorded in the income statement.

Assets available for sale

Assets available for sale principally include non consolidated holdings and securities which do not conform to the definition for other categories of financial asset. They are evaluated at their fair value and variations in value are recorded in shareholder equity.

The fair value corresponds to the market price for listed holdings or an estimate of the value in use for unlisted holdings, determined according to the financial criteria which are most appropriate to the situation of each holding.

Where an objective indication of depreciation for these holdings exists, the accumulated deficit which has been accounted for in shareholder equity is recorded in the results.

Loans and receivables

This category includes receivables linked to holdings, other loans and receivables and commercial receivables. These instruments are initially accounted for at fair value then at the amortised cost, calculated using the EIR. Short term receivables with no declared interest rate are evaluated at the amount of the original invoice, unless the application of an implicit interest rate has a significant effect. For loans and receivables at variable rate, a periodic re-estimate of cash flow, in order to reflect the evolution of the market interest rate, modifies the effective interest rate, and consequently the valuation of the loan or receivable.

Loans and receivables are subject to monitoring for objective indication of depreciation. A financial asset is depreciated if its book value is higher than its estimated recoverable value when depreciation tests are performed. The loss of value is recorded in the income statement.

Transaction assets

Assets which are considered to be held for the purposes of transaction include assets which the company intends to resell in the short term in order to realise a profit, which form part of a portfolio of financial instruments which are managed together, and in which portfolio there exists a practice of short term sales. Transaction assets may also include assets which are voluntarily classified in this category, independently of the criteria listed above ("fair value" option).

These assets are classified in the balance sheet as short term financial assets and essentially include Unit Trusts and Mutual Funds.

Liquid assets and cash-equivalents

Cash equivalents are held to cover short term cash commitments, rather than for investment or other purposes. They are easily convertible to a known cash amount and are subject to a negligible risk of change in value. Liquid assets and cash-equivalents are made up of short term investments whose expiry date is usually less than or equal to three months from the date of acquisition. They are evaluated at historic cost which is close to their realisation value.

Evaluation and accounting for financial liabilities

With the exception of transaction liabilities which are evaluated at fair value, loans and other financial liabilities are initially valued at fair value then at amortised value, calculated using the effective interest rate (EIR).

Transaction expenses which are directly attributable to the acquisition or issue of a financial liability reduce this financial liability. In fact, liabilities are initially evaluated at cost, which is the fair value of the consideration given or received in relation to this financial liability. These expenses are then actuarially amortised over the lifetime of the liability using the EIR method.

The effective interest rate is the rate which converts to current value the expected flows of future cash outgoings up to expiry or the nearest date to the refixing of the price at market rate, at the actual net book value of the financial liability. This calculation includes all commissions and items paid or received between the contracting parties.

Transaction liabilities

Transaction liabilities are evaluated at their fair value.

3.13 Stock

Stock is valued at its cost of entry or at its probable net realisation value, whichever is the smaller. The cost of entry corresponds to the cost of acquisition or to the cost of production which is determined by the average weighted cost method.

3.14 Deferred tax

In accordance with standard IAS 12 "Income Tax", deferred tax is recorded on all temporary differences between the book value of the assets and liabilities and their fiscal bases, and on fiscal deficits, following the liability method of tax allocation. Deferred tax assets are only accounted for when their recovery is probable.

Standard IAS 12 specifically requires that deferred tax liabilities relating to all intangible fixed assets when companies are merged (brands, advertiser bases etc.) are accounted for.

Including holdings in subsidiaries, joint ventures and equity accounted companies, a deferred tax liability is entered in the accounts for all temporary differences between the book value of the holdings and their fiscal base, unless:

- the Group controls the date on which this temporary difference (dividend distribution for instance) will disappear;
- and it is probable that this difference will not disappear in the foreseeable future.

This means in practice that for fully and proportionally integrated companies a deferred tax liability is accepted up to the sum of due tax on dividend distribution whose payment is scheduled by the Group.

In accordance with standard IAS 12, deferred tax assets and liabilities are not converted to current value.

3.15 Provisioning

In compliance with standard IAS 37 "Provisioning, applicable liabilities and assets", estimated liabilities are accounted for when, at the time the books are closed for the business year, the Company has an obligation to a third party resulting from a past event whose payment must be translated for the company into an output of resources representing economic advantages.

This obligation may be of a legal, regulatory or contractual nature. It may also stem from Company practices or public commitments that created a legitimate expectation on the part of the third parties concerned about the Company assuming certain responsibilities. The amount of estimated liabilities corresponds to the output of resources that the Company is likely to have to bear in order to discharge its obligation. If no reliable evaluation of this amount can be produced, no provisioning will be accounted for; information will then be provided in an appendix.

Any applicable liabilities, corresponding to potential obligations resulting from past events whose existence can be confirmed only by the occurrence of uncertain future events that are not totally under the company's control or probable obligations for which the output of resources is not [under the company's control]. They are the subject of information provided in an appendix.

If restructuring is involved, an obligation shall exist as soon as the restructuring has become the subject of an announcement and a detailed plan or start of execution, before the closing date.

Estimated liabilities are discounted when the effect of the discounting is significant.

Individual right to training (DIF)

Expenses incurred as part of the DIF constitute a periodic expense and therefore do not give rise to any provisioning, but in the appendix, mention is made, when the business year is closed, of the volume of hours of the open part of the charges, along with an indication of the volume of hours that were not subject to the requests of the employees.

In a few limited cases (request for individual time off for training ["CIF"] or in cases of layoff or resignation) where these expenses cannot be considered as compensation for future services, the resulting short-term engagement is provided for in the business year accounts, as soon as the obligation to the employee becomes probable or certain.

3.16 Obligations for retirement and similar benefits

Benefits after employment has ended

Exit indemnities upon retirement and similar obligations

In France, legislation provides for indemnities to be paid to employees upon their retirement as a function of the number of their years of service and their salary at retirement age. Actuarial differences relative to benefits subsequent to employment shall be handled according to the "corridor method" which provides for the deferment of differences exceeding 10% of the higher of the involvement and the value of the covering shares over the duration of residual activity of persons comprising the involvement.

The incidence of variations in hypothesis is taken into consideration in the results over the mean residual duration of employee activity (ref. note 26).

Other retirement programmes

These benefits are offered through either defined contribution programmes, or defined allowance programmes.

As part of a programme of defined contributions, the Group has no obligation other than the payment of allowances; the expense that corresponds to the contributions paid is accounted for in the business year results.

In compliance with standard IAS 19, the defined allowance programmes are the subject of an actuarial evaluation according to the projected credit unit method. In this method, each service period gives rise to an additional unit of rights to allowances, and each of these units is evaluated separately in order to place a value on the final obligation. This final obligation is then re-calculated.

Other long-term benefits

Other long-term benefits that may be granted by the PagesJaunes Group consist primarily of work medals and long-term paid absences which are also evaluated on the basis of actuarial hypotheses.

Indemnities for breach of employment contract

If applicable, indemnities for breach of contract shall be subject to an actuarial evaluation and shall be funded as a function of the level of the resulting commitment.

For all these commitments involving payment of penalties for breach of contract, the incidence of variations in hypothesis is accounted for in the results of the business year during which the modifications occurred.

3.17 Compensation in shares

In compliance with standard IFRS 2 "Payment based on stock shares", options to purchase and share subscription, offers reserved for employees and granting of free shares allocated to employees of the Group are evaluated on the date they are granted.

As regards these offers, the Group has selected, as date of grant, the date on which the primary conditions of the plan are announced to the employees, in compliance with the CNC release of 21 December 2004 regarding Company Savings Plans.

The benefit granted was immediately acquired (the period of rights acquisition is very short or nil), the expense is acknowledged in full upon exercise. The Group gave value to the advantage granted to the employees of the exact value on the date the rights were granted, taking the period of inaccessibility into consideration.

The value of purchase options and share underwriting is, notably, a function of the price of the business year and the lifespan of the share, of the current price of the subjacent shares, the expected volatility of the share price, expected dividends on the shares and the rate of interest without risk for the lifetime of the share. This value is recorded linearly in personnel expenses between the date of granting and the date of exercise – period of acquisition of rights – with a direct counterpart in owners' equity for closed share and debt plans with regard to personnel for the closed cash plans.

The Group opted for the retrospective application of provisions of the standard IFRS 2 for closed shares and cash plans. Plans issued prior to 31 December 2003 were valued in compliance with the evaluations conducted according to the provisions of the American standard FAS 123 using the Black-Scholes model. Starting on 1 January 2004, all the new plans issued were evaluated in compliance with standard IFRS 2, using a binomial law model.

Note 4 – Information by sector

The heart of the group's activities is the publication of telephone directories in France and elsewhere, offering a diverse line of products and services for use by the general public and professional clients.

The Group's activities are organised into two main segments:

- PagesJaunes in France. This involves activities in France relative to the publication of telephone directories, their distribution, sale of advertising space in printed telephone directories and online, Internet site creation and hosting as well as publishing PagesPro directories, sale of access to inquiry, the inverse telephone directory QuiDonc, and the management of Europages;
- International & Subsidiaries. This involves activities of different Company subsidiaries, which consist primarily of publishing telephone directories for the general public outside of France, the development of the Kompass telephone directory in Europe and the development of activities associated with the publishing of telephone directories (such as Mappy's geographic services and direct marketing by Wanadoo Data and e-sama).

4.1 By activity sector

The chart below shows the distribution of the primary aggregates as a function of activity sectors for the periods ending 31 December 2004 and 31 December 2005:

ANALYSIS BY SECTOR OF ACTIVITY – HISTORY

	2005				2004			
(Totals in thousands of euros)	PagesJaunes in France	International & Subsidiaries	Eliminations	Total PagesJaunes Group	PagesJaunes in France	International & Subsidiaries	Eliminations	Total PagesJaunes Group
Net revenue	**956,144**	**108,874**	**(4,318)**	**1,060,700**	**903,937**	**net 65,064**	**(1,841)**	**967,160**
External	954,914	105,786		1,060,700	903,900	63,260		967,160
Intersector	1,230	3,088	(4,318)	0	37	1,804	(1,841)	0
Gross operating margin	**457,538**	**5,537**	**0**	**463,075**	**413,940**	**(6,458)**	**0**	**407,482**
Employee profit-sharing	(32,340)	(566)		(32,906)	(29,408)	(518)		(29,926)
Compensation in shares	(19,125)	(1,325)		(20,450)	(23,522)	(1,752)		(25,274)
Allowances for amortisation	(5,872)	(3,842)		(9,714)	(6,670)	(3,396)		(10,066)
Transfer of assets results	(538)	(31)		(569)	(360)	(3)		(363)
Restructuring cost		(372)		(372)				0
Results for matched entities						774		774
Operating results	**399,663**	**(629)**	**0**	**399,034**	**353,980**	**(11,353)**	**0**	**342,627**
Financial products				16,378				20,784
Financial expenses				(4,813)				(444)
Gain (losses) from foreign exchange –				18				(51)
Corporation tax				(148,873)				(149,314)
Net results				**261,744**				**213,602**
Capex	**9,824**	**2,019**		**11,843**	**6,211**	**1,466**		**7,677**

(Totals in thousands of euros)	2005 PagesJaunes in France	2005 International & Subsidiaries	2005 Eliminations	2005 Total PagesJaunes Group	2004 PagesJaunes in France	2004 International & Subsidiaries	2004 Eliminations	2004 Total PagesJaunes Group
Net differences in acquisition		107,394		107,394		77,475		77,475
Net intangible long-term assets	6,031	5,480		11,511	1,578	6,841		8,419
Net tangible long-term assets	12,985	5,010		17,995	13,808	3,008		16,816
Matched bonds						15,493		15,493
Non-identifiable, non-current asset				73,047				29,928
Non-current assets				**209,947**				**148,131**
Stocks nets	4,653	628		5,281	11,842	531		12,373
Net client accounts receivable	422,221	52,884	(2,349)	472,756	396,542	35,494	(1,243)	430,793
Other current assets	28,119	11,645		39,764	25,021	19,329		44,350
Expenses acknowledged in advance	39,934	15,709	(4)	55,639	27,148	12,696		39,844
Non-identifiable current assets				594,289				645,071
Current asset				**1,167,729**				**1,172,431**
TOTAL ASSET				**1,377,676**				**1,320,562**
Of which identifiable assets	513,943	198,750	(2,353)	710,340	475,939	170,867	(1,243)	645,563
Of which unidentifiable assets				667,336				674,999
Owners' equity				**407,098**				**387,543**
Employee benefits	24,497	949		25,446	20,959	1,103		22,062
Provisions	7,876	4		7,880	8,217	112		8,329
Other liabilities not current	2,400	92		2,492				
Liabilities, not identifiable, not current				18				32
Liabilities not current				**35,836**				**30,423**
Provisions		509		509		236		236
Benefits to current employees	78,158	9,732		87,890	74,077	7,944		82,021
Supplier debts	107,713	18,803	(2,349)	124,167	93,272	14,997	(1,243)	107,026
Other current liabilities	89,736	11,419		101,155	86,506	4,755		91,261
Products acknowledged in advance	553,167	38,493	(4)	591,656	506,707	28,663		535,370
Non-identifiable current liability				29,365				86,682
Current liabilities				**934,742**				**902,596**
TOTAL LIABILITIES				**1,377,676**				**1,320,562**
Including identifiable assets	863,547	80,001	(2,353)	941,195	789,738	57,810	(1,243)	846,305
Including unidentifiable assets				436,481				474,257

4.2 By geographic zone

(Amounts in thousands of euros)	31 December 2005	31 December 2004
Contributory revenue	**1,060,700**	**967,160**
France	1,004,239	940,774
Other	56,461	26,386
Assets	**1,377,676**	**1,320,562**
France	570,251	469,804
Other	140,089	91,565
Not affected	667,336	759,193
Tangible and intangible investments	**11,843**	**7,677**
France	11,119	6,888
Other	724	789

Note 5 – Additional information on a like for like basis

In order to make the data for year 2004 comparable to that for the year 2005, the data from 2004 were restored to the 2005 scope.

The chart below shows the passage between the consolidated accounts on 31 December 2004 and the information consolidated on a constant basis on 31 December 2004 taking into account:

- the perimeter entries of the QDQ Media and Mappy on 1 January 2004 instead of 1 April 2004 and 1 May 2004 respectively;
- the perimeter entry of Kompass Belgium on 1 January 2004 instead of 1 January 2005;
- the acquisition of the Edicom company on 1 July 2004 instead of 1 July 2005. Retirement on 1 January shall not have any significance;
- the consolidation of the Editus company through proportional integration on 1 January 2004, a company consolidated by prior equity method;
- the acquisition of the e-sama company on 1 February 2004 instead of 1 February 2005. Retirement on 1 January 2005 shall not have any significance.

INCOME STATEMENT HISTORY/INFORMATION ON A LIKE FOR LIKE BASIS			
(Amounts in thousands of euros)	**2004 History**	**Retirements**	**2004 constant perimeter**
Net revenue	967,160	33,873	1,001,033
Outside purchases	(317,582)	(14,284)	(331,866)
Other products and operating expenses	26,896	(603)	26,293
Staff expenses:			
- Salaries and expenses	(268,992)	(14,718)	(283,710)
Gross operating margin	**407,482**	**4,268**	**411,750**
- Employee profit-sharing	(29,926)	(224)	(30,150)
- Compensation in shares	(25,274)	0	(25,274)
Allowance for amortisation	(10,066)	(788)	(10,854)
Loss of value of acquisition difference	0	0	
Loss of long-term asset value	0	(11)	(11)
Result asset transfer	(363)	(9)	(372)
Cost of restructuring	0	0	0
Results of matched entities	774	(774)	0
Operating results	**342,627**	**2,462**	**345,089**
Financial products	20,784	(1,714)	19,070
Financial expenses	(444)	(22)	(466)
Gain (loss) by foreign exchange	(51)	0	(51)
Financial results	**20,289**	**(1,736)**	**18,553**
Taxes on companies	(149,314)	(1,457)	(150,771)
Net results	**213,602**	**(731)**	**212,871**

See note 6 for further details.

Note 6 – Variation in the scope of consolidation

2004

Entry into the QDQ Media perimeter on 1 April 2004 for 17 million euros and the undertaking of a participatory loan of 89 million euros generated an acquisition difference of 69 million euros (company acquired at 100% of shares and voting rights). Cash transaction acquired amounted to 7 million euros. As an example, the revenue for the year 2004 for QDQ Media was 37 million euros for a negative gross operating margin (GOM) of 13 million euros. The acquisition price for this entity can be explained specifically by the fact that QDQ Media occupies 2nd place on the Spanish market and that the goal for balancing the GOM is anticipated by year end 2006.

Entry into the Mappy scope (formerly known as Wanadoo Maps) on 1 May 2004, at an acquisition price of 10 million euros for 100% of shares and voting rights, results in an acquisition difference of 7 million euros. As an example, the Mappy revenue for year 2004 (before eliminating the intra-Group allowances) add up to 5.5 million euros for a GOM of 1.3 million euros.

The 50% acquisition of Eurodirectory titles, for a price of 13.5 million euros, brings PagesJaunes Group's participation in this company to 100% and generates an acquisition difference of 12.1 million euros. PagesJaunes Group is thus an indirect 49% shareholder in the Editus company, a Luxemburg telephone directory company.

The Eurodirectory company, of which the remainder was acquired late in 2004, remains consolidated by matching in 2004. The effect of this option has no significant incidence on the accounts.

All these companies were acquired in cash.

In order to isolate directory activity from holding activities, the Group purchased, in November 2004, a company called the Nedif Company (renamed PagesJaunes Group SA) and brought to it the operational PagesJaunes activity. At the same time, the PagesJaunes Group changed its name in to become the PagesJaunes Group. The new PagesJaunes is consolidated by worldwide integration retroactively to 1 January 2004.

It should be noted here that the adoption of IFRS standards has had no impact on the scope or on the consolidation methods applied in French standards.

2005

The entry by Kompass Belgium into the scope on 1 January 2005, a company acquired on 14 April 2004 at a price of 1.8 million euros, generated an acquisition difference of 1.3 million euros (for 100% of shares and voting rights).

In February 2005, PagesJaunes Group acquired, in cash, *via* its subsidiary Wanadoo Data, 100% of the e-sama company, which specialises in hosting database and *customer relationship management* (CRM) services.

This company has been consolidated by worldwide integration since 1 February 2005 and its acquisition generated an acquisition difference of 11.7 million euros for 100% of units, taking into consideration a title acquisition price of 13 million euros (of which 2 million euros are price complement).

In July 2005, PagesJaunes Group also acquired the Edicom company, the primary publisher of telephone directories in Morocco. This company has been consolidated by worldwide integration since 1 July 2005. The cash purchase from Atlas Services Belgium of 100% of Edicom's units for a price of 5.5 million euros generated an acquisition difference of 4.8 million euros.

Taking into consideration the acquisition of the remaining 50% of the sub-Group Eurodirectory late in 2004, the Eurodirectory company has been consolidated, since 1 January 2005 by worldwide integration and its subsidiary Editus by proportional integration.

Note 7 – Revenue

(In thousands of euros)	31 December 2005	31 December 2004
PagesJaunes in France		
Printed telephone directories	638,194	618,928
- PagesJaunes	524,275	505,167
- L'Annuaire	113,919	113,761
Online Services	284,959	254,518
- Internet	227,717	169,558
- Minitel	57,242	84,960
Other activities	32,991	30,491
Total segment PagesJaunes in France	**956,144**	**903,937**
International & Subsidiaries		
BtoC Telephone Directories Activities	52,409	26,386
Kompass Activities	29,338	23,356
Direct Marketing Activities and Geographic Services	27,127	15,322
Total segment International & Subsidiaries	**108,874**	**65,064**
Intersegments	(4,318)	(1,841)
TOTAL	**1,060,700**	**967,160**

In compliance with SIC 31, the products of ordinary activities do not include benefits resulting from the exchange of goods or services for similar benefits.

Note 8 – Other operating income

(In thousands of euros)	31 December 2005	31 December 2004
Re-invoicing of editorial costs related to l'Annuaire	47,276	48,264
Other products	7,630	6,985
TOTAL	**54,906**	**55,249**

Note 9 – Personnel costs

(In thousands of euros, except for staffing)	31 December 2005	31 December 2004
Average workforce (equivalent full time)	4,677	4,233
Salaries and costs including:	(297,577)	**(268,992)**
- Salaries and wages	(195,082)	(185,114)
- Fringe benefits	(80,626)	(72,846)
- Immobilised production	-	-
- Taxes on salaries and others	(21,869)	(11,032)
Compensation in shares including:	(20,450)	**(25,274)**
- Offer reserved for employees	(14,732)	(15,299)
- Stock-options [1]	(5,718)	(9,975)
Participation	**(32,906)**	**(29,926)**
TOTAL PERSONNEL EXPENSES	**(350,933)**	**(324,192)**

(1) See note 27.

Offers made only to salaried employees

2004

Further to the opening of the capital of the PagesJaunes Group in July 2004, the Company proceeded with an increase of capital reserved for the employees of the France Télécom Group. Once this had been completed, 4.7 million shares were underwritten by all the employees.

Moreover, further to the transfer by the State of 10.85% of the social capital of France Télécom SA which took place on 7 September 2004, the State proceeded, in compliance with the law of 6 August 1986 relative to methods of privatisation, with an offer of shares reserved for current and former employees of the France Télécom and PagesJaunes Group groups. The underwriting period was opened from 1 to 13 December 2004. Upon its completion, 28.7 million shares were underwritten by all the employees, including 2.3 million shares by the employees of the PagesJaunes Group. Payment/delivery of the titles took place on 20 January 2005.

The acknowledged expense amount for these operations added up to15.3 million euros in 2004, of which 3.0 million euros for the PagesJaunes offer.

2005

Subsequent to the transfer by the State of 152.2 million existing shares of France Télécom representing 6.2% of the social capital, which took place on 9 June 2005, the State proceeded, in compliance with the law of 6 August 1986 relative to methods of privatisation, with an offer reserved for current and former employees of the France Télécom and PagesJaunes Groups involving 16.911 million shares of France Télécom representing 0.68% (undiluted basis) of the total number of shares.

The offer was the subject of a prospectus being considered by the Financial Markets Authority on 8 September 2005 under number 04-895. France Télécom shares were offered at a unit price of 19.79 euros, corresponding to 80% of the transfer price of the France Télécom share within the scope of private placement through investors (or 22.55 euros per share).

The underwriting period was opened from 15 to 27 September 2005. When it was over, 16.7 millions shares had been purchased, of which 3.2 million by the employees of the PagesJaunes Group. Payment-delivery of titles took place on 7 November 2005.

The amount of the calculated expense in 2005 for this operation added up to 14.7 million euros.

Note 10 – Financial results

Financial results consist primarily of the products generated by the cash equivalent placed with France Télécom.

In 2005, the financial expenses include specifically a financial expense of an amount of 2.9 million euros paid at time of securitisation of the tax security relative to the exceptional draw-down of 25% on the distributions that were made in 2005.

Note 11 – Corporate tax

11.1 Proof of Group taxes

Annual company taxes result from the application of the effective year-end rate to the before-tax results on 31 December 2005.

The reconciliation between theoretical calculated tax on the basis of the legal taxation rate in France and the effective tax is as follows:

(In thousands of euros)	31 December 2005	31 December 2004
Before-tax results	**410,617**	**362,916**
Legal taxation rate	34.93%	35.43%
Theoretical tax	**(143,429)**	**(128,581)**
Result for matched companies	0	274
Companies under loss	(2,742)	(7,456)
Tax of the Special Reserve of long-term added value	-	(964)
Distribution of the special reserve of long-term added value	-	(4,610)
Compensation in shares	(6,720)	(8,547)
Foreign subsidiaries	113	-
IS adjustment to previous tax years	3,232	-
Other non-taxable products and expenses	673	570
Effective tax	**(148,873)**	**(149,314)**
Including current tax	(151,258)	(150,893)
Including deferred tax	2,385	1,579

11.2 Taxes on the balance sheet

The net balance sheet position is detailed as follows:

(In thousands of euros)	31 December 2005	31 December 2004
Indemnities upon retirement	7,105	6,201
Long-term assets	2,977	3,244
Non-deductible provisions	2,827	2,783
Deficient reports and ARD	2,466	2,829
Provision for participation	11,361	10,320
Other differences	1,791	767
TOTAL DEFERRED ASSETS	**28,527**	**26,144**

It should be noted here that no deferred taxes were accounted for in the annual report relative to deficits reportable to companies operating at a loss (primarily QDQ Media), for which the amount was estimated at 66.5 million euros on 31 December 2005.

Deferred company assets and liabilities taxes were evaluated taking into consideration the output of 2004, without indemnification, the companies of the fiscal integration perimeter formed by Wanadoo SA.

PagesJaunes Group has opted for the fiscal integration programme indicated in articles 223 A and subsequent of the General Tax Code. This option involves constituting a fiscally integrated group that comprises, besides the PagesJaunes Group, all its French subsidiaries, fulfilling the conditions required for becoming members of it. This option took effect starting on 1 January 2005 for a period of five business years.

The debt to the annual report corresponds to the current tax. Tax paid out during the business year was 212.2 million euros.

Note 12 – Results per share

Net result was 261.7 million euros.

The number of ordinary shares was 278,789,610 (see note 25 – Owners' equity) on 31 December 2005.

The net result per share was therefore 0.94 euros and 0.93 euros, taking into consideration the potentially dilutive effect associated with the granting to some employees of 3,796,800 options of PagesJaunes underwriting shares in June 2005, of which 3,757,000 are still in circulation as of 31 December 2005, on the one hand, and 100,000 PagesJaunes Group self-held shares within the scope of the liquidity contract implemented by the PagesJaunes Group in November 2005, on the other hand.

Note 13 – Goodwill of integrated companies

The primary acquisition gaps of companies consolidated by worldwide integration are analysed as follows:

(In thousands of euros)	31 December 2005			31 December 2004
	Remainder start of business year	**Acquisitions/ transfers**	**Remainder end of business year**	**Remainder end of business year**
QDQ Media	68,882	-	68,882	68,882
Mappy (ex-Wanadoo Maps)	7,395	5	7,400	7,395
Wanadoo Data	1,198	-	1,198	1,198
Eurodirectory	-	12,109	12,109	-
e-sama	-	11,747	11,747	-
Edicom	-	4,796	4,796	-
Kompass Belgium	-	1,262	1,262	-
TOTAL	**77,475**	**29,919**	**107,394**	**77,475**

Primary acquisitions in 2005 include:

- the scope entry of Kompass Belgium on 1 January 2005, a company that was acquired on 14 April 2004, for a price of 1.8 million euros, generated an acquisition difference of 1.3 million euros (for 100% of shares and voting rights);
- the acquisition of the e-sama company, *via* the subsidiary Wanadoo Data, on 1 February 2005, for a price of 12.9 million euros for 100% of units, generated an acquisition difference of 11.7 million euros;
- the acquisition of the Edicom company on 1 July 2005 from Atlas Services Belgium, for a price of 5.5 million euros for 100% of units, generated an acquisition difference of 4.8 million euros;
- the acquisition of the 50% remaining of the sub-group Eurodirectory for a price of 13.5 million euros at the end of 2004, generated an acquisition difference de 12 million euros. This company is henceforth held at 100%. By purchasing the remainder of the participation in the Eurodirectory company, PagesJaunes Group has become a 49% shareholder of the Editus company, a telephone directory company in Luxemburg. Eurodirectory Inc. has been consolidated since 1 January 2005 through worldwide integration and its subsidiary Editus in proportional integration;
- the acquisition value has been the subject of an examination within the scope of the decree for consolidated accounts, according to the method described in note 3.8 – Accounting principles, on the basis of business plans, a perpetual growth rate of between 2% and 3% and a rate of discount after-tax rate of between 9% and 11%.

Note 14 – Other intangible fixed assets

(In thousands of euros)	31 December 2005			31 December 2004		
	Gross value	**Accumulated amortisation**	**Net value**	**Gross value**	**Accumulated amortisation**	**Net value**
ERP & Applications support	37,674	(27,845)	9,829	32,865	(26,538)	6,327
Other intangible fixed assets	5,534	(3,852)	1,682	4,018	(1,926)	2,092
TOTAL	**43,208**	**(31,697)**	**11,511**	**36,883**	**(28,464)**	**8,419**

No significant loss of value has been recorded on 31 December 2004 and 31 December 2005.

The evolution of the net value of other intangible fixed assets is analysed below:

(In thousands of euros)	31 December 2005	31 December 2004
Balance at the start of the fiscal year	**8,419**	**3,607**
- Acquisitions	1,640	1,558
- Internally generated fixed assets [1]	4,908	394
- Effect of variations in scope [2]	293	6,796
- Sales	(2)	(10)
- Amortisation allowance	(3,748)	(3,926)
BALANCE AT THE END OF THE FISCAL YEAR	**11,511**	**8,419**

(1) Concerns all activated development expenses.
(2) Principally concerns the entry into the scope of consolidation of Mappy (ex-Wanadoo Maps) and QDQ Media in 2004.

Note 15 – Tangible fixed assets

(In thousands of euros)	31 December 2005			31 December 2004		
	Gross value	Accumulated amortisation	Net value	Gross value	Accumulated amortisation	Net value
Land and buildings	2,855	(929)	1,926	632	(232)	400
ICT and terminals	37,295	(30,325)	6,970	36,073	(28,360)	7,713
Other	24,199	(15,100)	9,099	23,052	(14,349)	8,703
TOTAL	**64,349**	**(46,354)**	**17,995**	**59,757**	**(42,941)**	**16,816**

No significant loss of value has been recorded on 31 December 2004 and 31 December 2005.

The evolution of the net value of tangible fixed assets is analysed below:

(In thousands of euros)	31 December 2005	31 December 2004
Balance at the start of the fiscal year	**16,816**	**15,321**
- Acquisitions of tangible fixed asset	5,298	5,726
- Effect of variations in scope	2,248	2,537
- Sales and cancellations	(371)	(616)
- Amortisation allowance	(5,996)	(6,152)
BALANCE AT THE END OF THE FISCAL YEAR	**17,995**	**16,816**

Note 16 – Equity accounted holdings

Following the takeover of 100% of the shares in Eurodirectory at the end of 2004, Eurodirectory is now fully consolidated and Editus Luxembourg, its subsidiary, is proportionally integrated.

(In thousands of euros)	31 December 2005	31 December 2004
Eurodirectory		
Balance at the start of the fiscal year	15,493	2,504
- Share of results		774
- Dividends paid out		(1,285)
- Share acquired in 2004		1,391
- Goodwill		12,109
- Change in method of consolidation (MEE => IG/IP) *	(15,493)	
BALANCE AT THE END OF THE PERIOD	**0**	**15,493**

** Equity Accounted company => fully consolidated/proportionally integrated.*

Note 17 – Other saleable assets

(In thousands of euros)		31 December 2005			31 December 2004
	% interest	Fair value	Variation in fair value	Variation in scope and loss of value	Fair value
PagesJaunes Outre-Mer	100%	76			
PagesJaunes Liban	100%	312			
Other holdings		50			
TOTAL		**438**			

These entities are not consolidated in view of their non-material character.

Note 18 – Other non-current financial assets

(In thousands of euros)	31 December 2005	31 December 2004
Loan to France Télécom (1)	42,805	-
Other non-consolidated holdings	-	2,263
Other assets (2)	1,276	1,521
TOTAL	**44,081**	**3,784**

(1) Long term part of the loan given to France Télécom for a total amount of 64.2 million euros.
(2) Other assets essentially include the long term part of deposits and guarantees.

Note 19 – Other current financial assets

(In thousands of euros)	31 December 2005	31 December 2004
Loan to France Télécom (1)	21,403	-
Short term investments > 3 months and <1 year (2)	16,482	-
Other assets	1,471	861
TOTAL	**39,356**	**861**

(1) Short term part of the loan given to France Télécom for a total amount of 64.2 million euros.
(2) Sum put at the disposal of the coordinator as part of the liquidity contract entered into in November 2005.

Note 20 – Net stock

Stock mainly comprises paper for the production of printed directories (PagesJaunes and l'Annuaire) and the work-in-progress of services relating to the production of advertisements (printed and on-line material) and internet sites.

The application of IFRS standards does not involve a change in the method of valuing stock, as this is evaluated at its average weighted cost, in accordance with standard IAS 2.

Where necessary, they are depreciated when market prospects suggest a risk of sale for a value which is lower than the value in the balance sheet.

No significant cancellation has been entered in the accounts during the fiscal years 2004 and 2005.

Note 21 – Customer receivables

Customer receivables have an expiration date which is generally less than one year. The breakdown in gross value and depreciations of customer accounts is as follows:

(In thousands of euros)	31 December 2005	31 December 2004
Gross customer receivables	489,027	451,259
Provisions for depreciation (1)	(16,271)	(20,466)
Net Customer Receivables	**472,756**	**430,793**

(1) See note 24 – Variations in provisions for depreciation of assets.

Note 22 – Other current assets

Other current assets are broken down as follows:

(In thousands of euros)	31 December 2005	31 December 2004
VAT to be received	17,897	13,690
Sundry accrued charges to be received	217	300
Subscribed capital not called-up (1)	7,485	17,566
Other current assets (2)	14,165	12,794
TOTAL	**39,764**	**44,350**

(1) Subscribed capital not called-up is the balance of the increase in 2003 capital of QDQ Media which Atlas Services Belgium (ex-Wanadoo International) has agreed to make paid-up at the request of the company's Board of Directors.
(2) Mainly concerns the advances and down-payments made to suppliers in the amount of 7.2 million euros.

Note 23 – Costs paid in advance

Other costs paid in advance are broken down as follows:

(In thousands of euros)	31 December 2005	31 December 2004
Costs paid in advance (1)	55,639	39,844
TOTAL	**55,639**	**39,844**

(1) Costs paid in advance mainly comprise the costs of the sale of advertisements invoiced for directories yet to be published and directories on-line, spread over a posting period, which is generally 12 months.

Note 24 – Variations in provision for depreciation of assets

(In thousands of euros)	Balance at start of period	Allocations/ net recoveries	Other movements etc. [1]	Balance at end of period
2004				
Equity interests	1,813	-	-	1,813
Client receivables	6,568	(4,892)	18,790	20,466
Other assets	1,264	(634)	-	630
2005				
Equity interests	1,813	889	-	2,702
Client receivables	20,466	(5,316)	1,121	16,271
Other assets	630	(572)	52	110

(1) Effect of variation in scope.

Note 25 – Shareholder equity

25.1 Share capital

On 31 December 2005, the share capital of the company, PagesJaunes Group, a sum of 55.8 million euros, was divided into 278,789,610 ordinary shares with a nominal unit value of 0.20 euros. It is completely paid-up. PagesJaunes Group is held to the tune of 54.0% by France Télécom.

EVOLUTION OF THE NUMBER OF SHARES DURING THE FISCAL YEAR

Number of shares at start of fiscal year, nominal value of 300 euros on 01/01/2004	**182,700**
Division of the nominal value by 1,500	273,867,300
Increase in capital reserved for employees [1]	4,739,610
Number of shares at end of fiscal year, nominal value of 0.20 euros on 31/12/2004	**278,789,610**
Number of shares at end of fiscal year, nominal value of 0.20 euros on 31/12/2005	**278,789,610**

(1) Increase of capital reserved for staff for 53 million euros.

25.2 – Reserves

The various elements making up the consolidated reserves, which comprise the results of the fiscal year, are as follows:

(In millions of euros)	31 December 2005	31 December 2004
Capital reserves of PagesJaunes Groupe SA	43,676	44,545
- of which, legal reserve	5,576	5,481
- of which, special reserve for long-term gains	-	39 064
- of which, other reserves	38,100	-
Other reserves and consolidated results	(20,254)	5,303
TOTAL RESERVES	**23,422**	**49,848**

25.3 – Own shares

On 31 December 2005, 100,000 PagesJaunes shares were automatically held within the scope of the liquidity contract implemented by PagesJaunes Group in November 2005.

25.4 – Dividend

The amount of the 2005 distributions increased to 259,274 million euros, i.e. 0.93 euros per share on the basis of the number of shares existing on 31 December 2005 and 2004.

Note 26 – Personnel benefits, provisions and other current liabilities

They break down as follows:

(In millions of euros)	31 December 2005	31 December 2004
Benefits after employment	20,626	18,065
Other long-term benefits	4,824	3,997
Personnel benefits – not current	**25,450**	**22,062**
Other provisions for risks and expenses	576	112
Provisions for social – fiscal litigation	7,300	8,217
Provisions – not current	**7,876**	**8,329**

(In millions of euros)	31 December 2005	31 December 2004
Personnel (1)	64,795	59,453
Social organisations	23,095	22,568
Total personnel benefits - current	**87,890**	**82,021**
VAT to be paid	88,870	80,572
Miscellaneous accrued charges	7,125	6,585
Other current liabilities	5,160	4,104
Other current liabilities	**101,155**	**91,261**

(1) Mainly consisting of employee participation and personal costs.

The evolution of provisions is as follows:

(In millions of euros)	1 January 2005	Charge for the year	Carry forward for the year (provision not used)	Carry forward for the year (provision used)	Variations in scope, reclassifications and others	31 December 2005
Provisions for social – fiscal litigation	8,217	-	-	(36)	(881)	7,300
Other provisions for risks and expenses	348	497	-	(586)	826	1,085
TOTAL PROVISIONS	**8,565**	**497**	**0**	**(622)**	**(55)**	**8,385**
- Of which, not current	8,329	74	-	(432)	(95)	7,876
- Of which, current	236	423	-	(190)	40	509

TABLE OF PENSION AGREEMENTS AND OTHER PERSONNEL BENEFITS

(In millions of euros)	Benefits after employment	Other long-term benefits	Total 31 December 2005	Total 31 December 2004
Variation in value of agreements				
- Total value of agreements at start of period	**28,912**	**4,014**	**32,926**	**23,255**
- Cost of services provided	2,051	294	2,345	1,378
- Cost of current value accounting	1,384	189	1,573	1,239
- Contributions paid by employees				
- Modification of the system				
- Reductions/liquidations	(94)		(94)	
- (Gains) or actuarial deficits	3,930	520	4,450	7,728
- Benefits paid	(1,233)	(193)	(1,426)	(674)
- Acquisitions	36		36	
- Disposals/transfers of business	(18)		(18)	
- Variation in scope				
- Others (conversion rate adjustment)				
- Total value of agreements at end of period (A)	**34,968**	**4,824**	**39,792**	**32,926**
- Agreements at end of period accruing to systems fully or partially financed	33,122		33,122	31,882
- Agreements at end of period accruing to systems not financed	1,846	4,824	6,670	1,044
Variation in hedge assets				
- Fair value of hedge assets at start of period	**1,920**		**1,920**	**1,566**
- Income on hedge assets	50		50	66
- Gains/Losses on hedge assets	(100)		(100)	
- Contributions paid by the Employer	800		800	800
- Contributions paid by employees				
- Reductions/liquidations				
- Benefits paid by the funds	(1,058)		(1,058)	(512)
- Variation in scope				
- Others (conversion rate adjustment)				
- Fair value of hedge assets at end of period (B)	**1,612**		**1,612**	**1,920**
Financial reserves				
- System situation (A) – (B)	33,356	4,824	38,180	30,982
- Unrecognised actuarial gains or (deficits)	(12,730)		(12,730)	(9,037)
- Cost of unrecognised creditable services				
- Adjustment linked to asset ceiling				
- Provision/(asset) at end of period	**20,626**	**4,824**	**25,450**	**22,062**
- Of which provision (asset): Short-term	53	281	334	
- Of which provision (asset): Long-term	20,573	4,543	25,116	22,062

(In millions of euros)	Benefits after employment	Other long-term benefits	Total 31 December 2005	Total 31 December 2004
Pension expense				
- Cost of services provided	1,958	294	2,252	583
- Cost of current value accounting	1,384	189	1,573	1,239
- Expected return from system assets	(50)		(50)	(66)
- Amortisation of actuarial (gains) or deficits	329	519	848	3,292
- Amortisation of cost of creditable services				
- Effect of reductions/liquidations	(119)		(119)	
- Disposals/ transfers of business	(18)		(18)	
- Adjustment linked to asset ceiling				-
Total pension expense	**3,484**	**1,002**	**4,486**	**5,048**
Evolution of the provision (asset)				
- Provision/(asset) at start of period	**18,047**	**4,015**	**22,062**	**17,176**
- Pension expense	3,484	1,002	4,486	5,048
- Contributions paid by the employer	(800)		(800)	
- Benefits paid directly by the employer	(141)	(193)	(334)	(162)
- Variation in scope				
- Others (goodwill)	36		36	
- Provision/(asset) at end of period	**20,626**	**4,824**	**25,450**	**22,062**
Hypotheses				
- Interest rate (%)	4.5%	4.5%	4.5%	
- Expected long-term inflation rate (%)	2.0%	2.0%	2.0%	
- Expected long-term salary progression rate (%)	3.5%	3.5%	3.5%	
- Rate of revaluation of pensions expected in the long-term (%)				
- Development rate of medical costs (%)				
- Expected income on system assets (%)	4.5%			
- Expected development of compulsory systems (%)				
- Probable residual maturity	20.1	20.1	20.1	
- Recorded amount payable for the period	**3,484**	**1,002**	**4,486**	**5,048**

Note 27 – Stock-options

27.1 – Description of plans

PagesJaunes Group set up a plan for share subscription options on 28 June 2005. In addition, some staff have options which were given to them when PagesJaunes was a subsidiary of the Wanadoo Group or when these staff were employees of Wanadoo and of Orange SA, subsidiaries of the France Télécom Group.

PagesJaunes Group

This plan, totalling 3,796,800 options, all with a strike price of 19.30 euros, has a lifespan of 10 years. Acquisition of options is completed after 3 years. There are no performance conditions.

Orange SA

"France" stock-option plans: These plans (2001, 2002 and 2003), totalling 45,983,363 options in the France Télécom Group, have a lifespan of 10 years and the acquisition of options is completed after 3 years for the majority of plans. Some options also have individually defined acquisition periods.

Wanadoo SA

The Wanadoo stock-option plans for French employees (2000, 2001, 2002 and 2003), totalling 30,630,000 options in the France Télécom Group, have a lifespan of 10 years and the acquisition is completed after 3 years (or 5 years for the 2000 plan). In addition, for the 2000 and 2001 plans, the exercise of options is subject to performance conditions linked to the performance of underlying shares and the achievement of operational results. All shareholdings in the plans may be altered (it was temporarily possible to liquidate them for cash between 9 March 2004 and 1 September 2004).

Whatever the plans (PagesJaunes Group, Wanadoo or Orange), a period of non-transferability (sale restriction) of 4 years for shares is required by the tax system and is applied to French beneficiaries.

27.2 – Description of evaluation models

PagesJaunes Group has evaluated the fair value of assets or services received during the period based on the fair value of assigned stockholder equity instruments. PagesJaunes Group assigned options on shares in 2005. No other stockholder equity instrument was assigned in 2005.

The fair values of options of the PagesJaunes Group plan were calculated with a binomial model that reflected the anticipated exercise behaviour of the allottees using an "exercise ceiling" hypothesis expressed in multiples of the strike price, and which represents the value of the share for which it is expected that all the options will be exercised.

The ceiling used for the calculation of the fair values above is 2.0. For the hypotheses used, refer to Note 27.5. The expected volatility has been established on the basis of the historical volatility of the PagesJaunes Group shares over the longest period available before the calculation date, i.e. since its initial public offering, in July 2004.

No other stockholder equity instrument has been assigned in 2004.

27.3 – Development of stock-option plans over the fiscal year

	Number of options 2005	Strike price weighted average 2005	Number of options 2004	Strike price weighted average 2004
Options in circulation at start of period	**4,316,609**	**€20.56**	**4,660,560**	**€20.90**
Orange stock-option plan	186,900	€9.15		
Wanadoo stock-option plan	4,129,709	€21.07		
Options assigned			-	-
Orange stock-option plan			-	-
Wanadoo stock-option plan			-	-
PagesJaunes Group stock-option plan	3,796,800	€19.30	-	-
Additional options				
Orange stock-option plan				
Wanadoo stock-option plan	12,484	€22.62		
PagesJaunes Group stock-option plan				
Options exercised			(309,624)	€15.37
Orange stock-option plan	(5,000)	€10.00	-	-
Wanadoo stock-option plan	(868,128)	€14.93	(309,624)	€15.37
PagesJaunes Group stock-option plan				
Options cancelled, made null and void			(65,907)	€19.73
Orange stock-option plan				
Wanadoo stock-option plan	(110,084)	€22.79	(65,907)	€19.73
PagesJaunes Group stock-options plan	(39,800)	€19.30		
Migration outside PJ Group*			(250,781)	€24.89
Orange stock-option plan			-	-
Wanadoo stock-option plan	(128,737)	€20.42	(250,781)	€24.89
PagesJaunes Group stock-options plan	(9,000)	€19.30		
Migration within PJ Group**			282,361	€12.76
Orange stock-option plan	136,300	€9.00	186,900	€9.15
Wanadoo stock-option plan			95 461	€19,82
PagesJaunes Group stock-option plan				
Options in circulation at end of period	**7,101,444**	**€20.30**	**4,316,609**	**€20.56**
Orange stock-option plan	318,200	€9.07	186,900	€9.15
Wanadoo stock-option plan	3,035,244	€22.71	4,129,709	€21.07
PagesJaunes Group stock-option plan	3,748,000	€19.30	-	-

** Represents options held by beneficiaries who have transferred to another company of the France Télécom Group in 2005.*

*** Represents options held by beneficiaries who have transferred within the PagesJaunes Group in 2005 but who were in another company belonging to the France Télécom Group when their options were assigned*

27.4 – Details of options in circulation at the end of the fiscal year

	Number of options not exercised at end of fiscal year	Weighted average term still to run until start of exercise period (months)	Strike price weighted average	Number of options that can be exercised at end of period
2004				
Orange stock-option plan	186,900	2	€9.15	137,500
Wanadoo stock-option plan	4,129,709	8	€21.07	1,188,556
TOTAL	**4,316,609**	**7**	**€20.56**	**1,326,056**
2005				
Orange stock-option plan	318,200	1	€9.07	276,080
Wanadoo stock-option plan	3,035,244	3	€22.71	2,289,492
PagesJaunes Group stock-option plan	3,748,000	30	€19.30	-
TOTAL	**7,101,444**	**17**	**€20.30**	**2,565,572**

27.5 – Fair value of options assigned during the fiscal year

Options assigned during the period	Fair value weighted average
PagesJaunes Group stock-option plan	€1.68
TOTAL	**€1.68**

Principal hypotheses	Plan PJ
Evaluation model*	
Market value of underlying on assignment date	€19.00
Strike price	€19.30
Expected volatility	15.00%
Lifespan of option (contractual or expected)	10,00
Starting rate (annual)	2.00%
Dividend rate expected	5.00%
Risk-free rate of return	2.75%

* *Note: All the fair values above have been calculated with a binomial model which reflects the anticipated exercise behaviour of the allottees using an "exercise ceiling" hypothesis expressed in multiples of the exercise price, and which represents the value of the share for which it is expected that all the options will be exercised. The ceiling used for the calculation of the fair values above is 2.0.*

27.6 – Impact of the stock-option plans on the income statement

(In millions of euros)	31 December 2005	31 December 2004
Exercise expenses		
Orange stock-option plan	440	65
Wanadoo stock-option plan	4,267	9,910
PagesJaunes Group stock-option plan	1,011	-
TOTAL	**5,718**	**9,975**

The 2005 exercise expenses correspond to the options for share subscriptions.

Note 28 – Gross financial debt, liquid assets

(In millions of euros)	31 December 2005	31 December 2004
Short-term investments >3 months and <1 year	16,482	265
Liquid and semi-liquid assets [1]	549,827	644,077
Active cash flow	**566,309**	**644,342**
Bank overdrafts	7,806	9,786
Other financial debts	5,507	4,816
Gross financial debt	**13,313**	**14,602**
- Of which, share of less than one year	13,296	14,570
- Of which, share of more than one year	17	32
Net cash (debt)	**552,996**	**629,740**

(1) Essentially made up of current accounts and investments of less than 3 months with France Télécom.

The evolution of financial debts is analysed as follows:

(In millions of euros)	31 December 2005	31 December 2004
Balance at start of fiscal year	**14,602**	**15,386**
- Variations in scope	368	89,705
- Net increase (decrease)	(1,657)	(90,507)
BALANCE AT END OF FISCAL YEAR	**13,313**	**14,602**

Note 29 – Unearned income

(In millions of euros)	31 December 2005	31 December 2004
Unearned income	591,656	535,370
TOTAL	**591,656**	**535,370**

The unearned income mainly consists of revenue from the sale of advertising invoiced for directories to be published and on-line directories spread over a display period, which is generally 12 months.

Note 30 – Transactions with related parties

Note 30.1 – Remuneration of members of the Executive Committee and the Board of Directors

(In millions of euros)	31 December 2005	31 December 2004
Short-term benefits [1]	2,851	3,226
of which, employer contributions	*778*	*955*
Benefits after employment [2]	34	43
Other long-term benefits [3]	-	-
End of contract payments [4]	705	-
Benefits on shareholder equity [5]	830	1,717
TOTAL	**4,420**	**4,986**

(1) Salaries, remunerations, profit-sharing and bonuses paid and Social Security contributions, paid holidays, director's fees and recorded non-monetary benefits.
(2) Pensions, retirements, other benefits, life insurance, medical insurance, etc.
(3) Length of service holidays, sabbatical leave, long-term indemnities, CFC, deferred remuneration, profit-sharing and bonuses (if payable 12 months or more after the end of the fiscal year).
(4) Severance pay.
(5) Stock-options and other payments in shares.

Note 30.2 – Transactions with related parties

The transactions and the balances with related companies, summarised below, are quoted within the scope of routine operation:

RECEIVABLES FOR RELATED COMPANIES

Related company (In millions of euros)	31 December 2005	31 December 2004
France Télécom SA	15,821	15,710
Atlas Services Belgium (ex-Wanadoo international)	7,485	17,613
Other companies in the France Télécom Group	1,591	1,875
TOTAL	**24,897**	**35,198**

To these receivables are added the current accounts and investments with France Télécom which stood at 637.6 million euros on 1 January 2005 and 537.6 million on 31 December 2005.

Also added is the loan granted to France Télécom for a total sum of 64.2 million euros relating to the investment of liquidities from the assignment of a receivable linked to the exceptional drawdown on the 2005 distribution.

DEBTS TO RELATED COMPANIES

Related company (In millions of euros)	31 December 2005	31 December 2004
France Télécom SA	35,973	30,280
Other companies in the France Télécom Group	1,297	2,197
TOTAL	**37,270**	**32,477**

SIGNIFICANT TRANSACTIONS WITH RELATED COMPANIES

Transactions (In millions of euros)	31 December 2005	31 December 2004
Télétel	3,915	6,028
Editorial costs	47,276	48,264
Audiotel	1,248	1,395
Directory access	5,504	2,664
Provision of personnel	(5,948)	(7,631)
Pages Blanches royalties	(61,323)	(58,622)
Property and rental expenses	(12,022)	(10,085)
Databases	(3,957)	(7,640)
Management fees	(5,618)	(5,464)
Brand royalties	(579)	(1,066)
Telephony – hosting	(6,070)	(5,438)
Other operational services	(7,141)	(6,353)
TOTAL	**(44,715)**	**(43,948)**

The principal agreements entered into with the France Télécom Group relate to:

- the provision of directory data for publishing the directories;
- canvassing for and collecting advertising for insertion in the Directory and the 3611 in alphabetical order, as well as the technical design, execution and layout of this advertising;
- the performance for France Télécom of the necessary tasks for the manufacture, distribution and promotion of the Directory and the 3611 in alphabetical order;
- brand royalties and management fees;
- the loan granted to France Télécom of a total sum of 64.2 million euros.

To these transactions are added the revenues generated by the cash and cash equivalents invested with France Télécom, i.e. 15.4 million euros, as well as the PagesJaunes contribution to the mutualised employee participation in the France Télécom Group.

Note 31 – Contractual obligations and commitments and contingent liabilities

The summary of the significant data relating to the commitments and contingent liabilities are shown as follows:

	2005				2004
Conditional agreements (In millions of euros)	**Total**	**Payments due per period**			**Total**
		Less than one year	**From one to five years**	**More than five years**	
Financial lease contracts	37,448	15,556	21,760	132	44,389
Agreements for purchase of assets and services	120,165	51,410	68,755	-	64,224
TOTAL	**157,613**	**66,966**	**90,515**	**132**	**108,613**

	2005				2004
Conditional agreements (In millions of euros)	**Total**	**Payments due per period**			**Total**
		Less than one year	**From one to five years**	**More than five years**	
Guarantees and deposits	1,013	1,009	4	–	853

Rental contracts

PagesJaunes SA has rented land, buildings, vehicles and equipment. These contracts will finish on various dates during the next ten years. The Management expect that these contracts will be renewed or replaced on termination by other contracts within the scope of normal operating conditions. The rental expenses recorded in the income statement as financial leases stood at 15.1 million euros in 2005. Of these 15.1 million euros, 10.1 million were invoiced by France Télécom. The share of France Télécom in future agreements stands at 10.7 million in 2006 and 15.7 million for 2007 to 2011.

Agreements for purchase of assets and services

Production of directories

Within the scope of its business, PagesJaunes SA makes agreements with paper suppliers on the basis of contracts, generally annual, with firm agreements on volume. Additionally, PagesJaunes SA also makes agreements with printers on the basis of tri-annual or bi-annual contracts and with distributors on the basis of annual contracts for the production and distribution of the PagesJaunes and the Directory. These latter agreements are only the subject of provisional order volumes without a minimum contractual value. All these agreements are estimated to be worth 111.1 million euros, 48.6 million euros of which for less than a year. These amounts may vary depending on the real volume for each year.

QDQ Media also has agreements with paper suppliers, which are similar for firm volumes, and with printers. These agreements stand at 8.7 million euros, of which, 2.8 million euros in December 2006 and 5.8 million euros from 2007 to 2008.

Deconsolidating procedures and *ad hoc* bodies

The Group has not carried out deconsolidating procedures during the periods shown.

It does not have contractual obligations vis-à-vis *ad hoc* bodies.

Individual rights to training

As an individual right to training, for people who are not civil servants and who have contracts of indeterminate length within the French bodies of the PagesJaunes Group, the volume of hours of the available but unused share of the rights was 111,637 hours on 31 December 2005. 309 hours are the subject of a request from the employees.

Note 32 – Litigation

During the normal course of their business, the companies of the Group may be involved in a certain number of legal, arbitration and administrative proceedings. The expenses that may result from these proceedings are only provided for when they are probable and when the amount can be quantified, i.e. estimated within a reasonable range. The sum of the accepted provisions is based on the estimation of the risk, case by case, and largely depends on factors other than the stage the proceedings have reached, it being specified that the incidence of events during the proceedings may, however, cause this risk to be reassessed.

Except for the proceedings described below, neither PagesJaunes Group, nor any of its subsidiaries, is a party to any lawsuit or arbitration proceeding of any kind where the PagesJaunes management believes that the result could reasonably have a significant negative impact on its results, business or consolidated financial position.

(i) The Prodis company, which operates a website at the address www.pagesjaunes.com and is the owner of the domain names pagesjaunes.com and pagejaunes.net, sued France Télécom on 26 September 2000 and PagesJaunes on 20 April 2001 mainly seeking to get the PagesJaunes trademarks cancelled. In the lawsuits, Prodis claims that filing the name "PagesJaunes" as a trademark is fraudulent because it is nothing more than the translation of the phrase "Yellow Pages" which has described the same concept of a business directory in the United States since 1886 and the plaintiff therefore claims that this is a generic term used indiscriminately in various countries. In a ruling dated 14 May 2003, the Paris Court of Grand Instance confirmed the validity of the "PagesJaunes" trademarks. The Prodis company filed an appeal against this ruling by repeating the same claims which also involve cancelling the trademarks "PagesBlanches," "l'Annuaire" and "l'Annuaire des Pages Blanches". In a ruling issued on 30 March 2005, the Paris Court of Appeal stated that: "these trademarks have acquired through long and intensive use which has given them a strongly distinctive character" that PagesJaunes and France Télécom had justified "by many official notifications entered into argument, that it had reacted against all illicit use of their trademarks by regularly defending the rights associated with them", and that "the contradictory nature of the argumentation by the Prodis company (...) is enough to establish its bad faith in initiating and conducting this case", The Paris Court of Appeal therefore confirmed the ruling handed down on 14 May 2003 by the Paris Court of Grand Instance, declared the new claims by Prodis inadmissible and denied all the claims made by Prodis and ordered it to pay PagesJaunes and France Télécom 20,000 euros each in damages and interest for bringing a nuisance lawsuit and 10,000 euros based on article 700 of the French New Code of Civil Procedure. Since Prodis did not lodge an appeal, the ruling of the Paris Court of Appeal became final. As Prodis did not appeal the Paris Appeal Court ruling stands.

(ii) PagesJaunes implemented a plan at the beginning of 2002 to make changes in its marketing which particularly included changing 930 employment contracts for sales staff. This change is intended to bring these contracts into line with a new competitive environment. About one hundred employees refused to sign the new contract offered to them and were dismissed during the second quarter of 2002. As of this date, almost all of the dismissed employees have sued PagesJaunes contesting the validity of the grounds for dismissal. The Supreme Court of Appeal has confirmed this marketing development plan via two judgements rendered on 11 January 2006. The Supreme Court of Appeal adjudicated that a layoff resulting from restructuration implemented in order to avoid upcoming economic difficulties pertaining to technological developments was justified. However, cases including pleas based on reasons that have not been ruled on by the above judgements as well as cases with administrative jurisdictions are still open.

(iii) PagesJaunes was subjected to a tax audit in the years 2001 and 2002 for the 1998 and 1999 fiscal years. The only corrections which are still in dispute represent a risk of about 6.6 million euros (including interest). The Company believes it has powerful arguments to counter these corrections in dispute and has therefore not made any provisions to cover these corrections as of 31 December 2005. To make its case, the Company has initiated a dispute procedure by filing a preliminary claim with the tax administration in July 2004.

(iv) On 26 June 2002 PagesJaunes was sued by an advertising agency (FAC) in the Nanterre Business Court. This advertising agency claims that PagesJaunes has engaged in unfair practices, such as stealing customers, disparagement and door-to-door selling. It is therefore asking for 1 million euros in damages and interest. This case was argued on 14 September 2004 and the ruling was issued on 21 December 2004. Our opponents did not win their case. This advertising agency FAC appealed this ruling and PagesJaunes Group, although it has arguments on its side, cannot exclude the possibility at this stage that the dispute will continue with a possible sentence following appeal.

(v) PagesJaunes sued an advertising agency (LSM) on 10 June 2003 in the Cannes Business Court. PagesJaunes, supported by numerous statements by customers, is suing this agency for unfair competitive practices aimed at causing confusion between LSM and PagesJaunes in the minds of customers contacted by LSM to insert advertisements in the PagesJaunes directory. The Cannes Business court, in a ruling dated 19 February 2004, denied PagesJaunes' claims. PagesJaunes has appealed this ruling, which if it is confirmed in appeal, could encourage the development of this kind of competitive practices by other advertising agencies, and create difficulties for PagesJaunes when it is prospecting for new customers. Although it believes it has a solid case in this affair, PagesJaunes cannot exclude the possibility that this ruling will be confirmed in appeal.

(vi) On 4 October 2004, the Company was informed of a claim filed with the Competition Commission on 11 May 1998 by the Minister of the Economy relating to practices implemented by the former Office des Annonces (now PagesJaunes) in the advertising insertion market in telephone directories in mainland France and on Réunion. The Competition Commission dismissed the case on 20 December 2005.

(vii) On 24 January 2006 the Company was informed of a claim filed with the Competition Commission by the Le Numéro company relating to practices implemented by France Télécom and PagesJaunes in the area of telephone enquiry services. Although it believes that it has items in its favour, the Company cannot totally exclude a sentence.

In addition, like other companies in this sector, the Group is frequently sued in the courts as part of cases brought based on errors in the publication of the directories and other formats. In general, the financial risk represented by each of these cases is relatively small. However, a multiplication in the number of them could pose a significant risk for the Group. The number of these cases has consistently gone down since 2001 and is stable in 2005. On 31 January 2006, there were 28 of these cases, for a total amount of damages and interest of 1.8 million euros. When dealing with these cases, the Group tries to negotiate an out of court settlement, which leads to a significant drop in the final overall cost of these cases. However no assurances can be given that these cases will not have a significant negative impact on the Group's financial position.

To the knowledge of the Company, there is no other litigation, arbitration or exceptional fact liable to have, or have had in the recent past, a significant impact on the financial situation, the results, the business and the assets of the Company and the Group.

Note 33 – Events after closure

PagesJaunes implemented a plan at the beginning of 2002 to make changes in its marketing which particularly included changing 930 employment contracts for sales staff. This change is intended to bring these contracts into line with a new competitive environment. About one hundred employees refused to sign the new contract offered to them and were dismissed during the second quarter of 2002. As of this date, almost all of the dismissed employees have sued PagesJaunes contesting the validity of the grounds for dismissal. The Supreme Court of Appeal has confirmed this marketing development plan via two judgements rendered on 11 January 2006. The Supreme Court of Appeal adjudicated that a layoff resulting from restructuration implemented in order to avoid upcoming economic difficulties pertaining to technological developments was justified. However, cases including pleas based on reasons that have not been ruled on by the above judgements as well as cases with administrative jurisdictions are still open.

France Télécom was designated, by the order of 3 March 2005, as the editor of the universal directory for a period of two years. As France Télécom must remain the editor, the assignment of the brand "L'Annuaire" to PagesJaunes SA, subsidiary of PagesJaunes Group, as anticipated in the agreements of May/June 2004, cannot yet be implemented. The accepted solution consists of setting up a contract for the operational concession for the universal directory printed for the profit of PagesJaunes together with a contract for the assignment of the brand, "L'Annuaire" for a total sum of 12 million euros. These contracts were signed on 20 January and are effective from 1 January 2006. Taking into consideration the setting up of the device described above, the contracts for the realisation and control of directories edited by France Télécom (L'Annuaire and the alphabetic 3611) have been reviewed so as to adapt their scope to just the alphabetic 3611.

On 24 January 2006 the Company was informed of a claim filed with the Competition Commission by the Le Numéro company relating to practices implemented by France Télécom and PagesJaunes in the area of telephone enquiry services.

Note 34 – Scope of consolidation

Scope at 31/12/2005

COMPANIES CONSOLIDATED BY GLOBAL INTEGRATION

		2005	
Company	**Country**	**Interest**	**Control**
PagesJaunes Group (ex-PagesJaunes)	France	100%	100%
PagesJaunes SA	France	100%	100%
Kompass France	France	100%	100%
Wanadoo Data	France	100%	100%
Mappy (ex-Wanadoo Maps)	France	100%	100%
QDQ Media	Spain	100%	100%
e-sama (of which Phesa and S2G)	France	100%	100%
Kompass Belgium	Belgium	100%	100%
Eurodirectory	Luxembourg	100%	100%
Edicom (ex-Telecontact Maroc)	Morocco	100%	100%

COMPANIES CONSOLIDATED BY PROPORTIONAL INTEGRATION

Company	Country	Interest	Control
Editus Luxembourg	Luxembourg	49%	49%

Scope at 31/12/2004

COMPANIES CONSOLIDATED BY GLOBAL INTEGRATION

		2004	
Company	**Country**	**Interest**	**Control**
PagesJaunes Group (ex-PagesJaunes)	France	100%	100%
PagesJaunes SA	France	100%	100%
Kompass France	France	100%	100%
Wanadoo Data	France	100%	100%
Mappy (ex-Wanadoo Maps)	France	100%	100%
QDQ Media	Spain	100%	100%

COMPANIES CONSOLIDATED BY EQUITY METHOD

Company	Country	Interest	Control
Eurodirectory	Luxembourg	50%	50%

Note 35 – Transition to IFRS 2004

Impact of the first-time adoption of the IFRS

This note details on the one hand the accepted principles for the establishment of the preliminary IFRS opening balance sheet on 1 January 2004, and on the other hand the variances with the French accounting principles previously applied as well as their effects on the opening balance sheets on 1 January 2004 and 31 December 2004 and on the preliminary results for the 2004 fiscal year.

35.1 Basis of preparation of the transition note

The 2004 financial information on the transition to IFRS is drawn up in compliance with the arrangements of the standard, IFRS 1 "First-time adoption of IFRS" and the IFRS/IAS standards applicable on 31 December 2005, as published by the IASB on 31 December 2005 and as adopted by the European Commission on the same date.

However, some standards and interpretations have been the subject of earlier application in relation to the proposed adoption date. These are described in Note 3 – "Accounting principles and estimation changes" in paragraph 3.1.1.

Certain accounting positions are not covered by specific arrangements in the international accounting standards and their interpretations. In particular, this involves the accounting process associated with:

- offers reserved for employees;
- individual rights to training.

These accounting processes are described in Note 3 – "Accounting principles and estimation changes", in paragraph 3.1.2.

The accounting standards provide for options in assessment and accounting of assets and liabilities, both within the scope of the IFRS standard 1 relating to the first-time application of the international accounting reference and in the standards themselves. These options are described in Note 3 – "Accounting principles and estimation changes" in paragraph 3.1.3.

35.2 Impact on shareholder equity and the net 2004 result

FRENCH STANDARDS – IFRS STANDARDS TRANSITION

	Shareholder equity at opening	Shareholder equity – end of period	Of which, net result 2004
French standards	**332,358**	**383,375**	**233,418**
Recognition of revenue	(140)		140
Goodwill amortisation		4,168	4,168
Payment in shares			(24,124)
IFRS standards	**332,218**	**387,543**	**213,602**

35.3 Impact on the 2004 result

(amounts in thousands of euros, except data relating to shares)	Transition of income statement French standards: IFRS standards			Detail of the variance by standard				
	French standards publication 2004	IFRS	Variances	IAS 18/ SIC 31	IFRS 3	IFRS 2	IAS 1 (reclassifications)	Other
				2.6.1	2.6.2	2.6.3	2.6.5	
	2004	2004						
Net revenue	973,122	967,160	(5,962)	(5,962)				0
External purchases	(323,544)	(317,582)	5,962	5,962				0
Other operational income and expenses	32,055	26,896	(5,159)				(5,313)	154
Staff costs:								
- Salaries and expenses	(265,649)	(268,992)	(3,343)				(3,343)	0
Gross operational margin	**415,984**	**407,482**	**(8,502)**	**0**			**(8,656)**	**154**
- Employee participation		(29,926)	(29,926)				(29,926)	0
- Payment in shares		(25,274)	(25,274)			(24,124)	(1,150)	0
Amortisation allowance	(10,066)	(10,066)	0					
Loss of value of goodwill		0	0					
Loss of value of fixed assets		0	0					
Result, assignment of assets		(363)	(363)				(363)	0
Restructuring costs		0	0					
Result of equity method bodies		774	774				774	0
Operating income	**405,918**	**342,627**	**(63,291)**			**(24,124)**	**(39,321)**	**154**
Investment income	20,434	20,784	350				350	0
Financial expenses	(444)	(444)	0					
Gain (loss) in exchange	(53)	(51)	2				2	0
Financial result	**19,937**	**20,289**	**352**				**352**	**0**
Result of equity method bodies	774		(774)				(774)	0
Other non-operating incomes (expenses), net	(9,817)		9,817				9,817	0
Employee participation	(29,926)		29,926				29,926	0
Amortisation of goodwill	(4,168)		4,168		4,168			0
Corporation tax	(149,300)	(149,314)	(14)					(14)
Net result	**233,418**	**213,602**	**(19,816)**		**4,168**	**(24,124)**	**0**	**140**
Result per share (in euros)								
Group share net result								
- Basic	0.84	0.77	(0.07)					
- Diluted	0.83	0.76	(0.07)					

35.4 Impact on the opening balance sheet on 1 January 2004

TRANSITION, OPENING BALANCE SHEET ON 1 JANUARY 2004 – ASSETS

Balance sheet, French standards	Reclassifications		IFRS Restatements	IFRS	Balance sheet, IFRS standards
Net goodwill	1,198			1,198	Net goodwill
Net intangible assets	558	3,049		3,607	Other net intangible assets
Tangible assets	18,370	(3,049)		15,321	Net tangible assets
Equity method securities	2,504			2,504	Equity method securities
Net holdings	388	(388)		0	Assets available for sale
Other net long-term assets	1,352	388		1,740	Other non-current financial assets
Net long-term deferred tax	6,508	18,034		24,542	Tax deferred, assets
Total of fixed assets	30,878	18,034	0	48,912	Total of non-current assets
Net stock	7,112		(276)	6,836	Net stock
Client receivables, net of provision	371,791			371,791	Net client receivables
Net short-term deferred tax	18,034	(18,034)		0	
Other pre-paid receivables and expenses	102,745	(102,745)			
		20,695		20,695	Other current assets
		26,979		26,979	Current tax
		54,214	132	54,346	Pre-paid expenses
Investment securities	11,600	857		12,457	Other current financial assets
Liquid assets	581,935	0		581,935	Liquid assets
TOTAL CIRCULATING ASSETS	**1,093,217**	**(18,034)**	**(144)**	**1,075,039**	**TOTAL CURRENT ASSETS**
TOTAL ASSETS	**1,124,095**	**(0)**	**(144)**	**1,123,951**	**TOTAL ASSETS**

TRANSITION, OPENING BALANCE SHEET ON 1 JANUARY 2004 – LIABILITIES

Balance sheet, French standards	Reclassifications		IFRS Restatements	IFRS	Balance sheet, FRS standards
Share capital	54,810			54,810	Share capital
Premiums linked to capital	42,249			42,249	Issue premium
Reserves	235,299	4	(144)	235,159	Reserves
Conversion reserves	0			0	Conversion reserves
SHAREHOLDER EQUITIES	**332,358**	**4**	**(144)**	**332,218**	**SHAREHOLDER EQUITIES**
Compulsory loans	0			0	Compulsory or exchangeable loans
Other medium and long-term financial debts	0			0	Long-term financial debts and derivatives
Other long-term debts	24,805	(24,805)			
		17,176		17,176	Employee benefits – not current
		7,690		7,690	Provisions – not current
				0	Other liabilities – not current
				0	Deferred tax, liabilities
TOTAL LONG-TERM DEBTS	**24,805**	**61**		**24,866**	**TOTAL LONG-TERM DEBTS**
Share at least a year of long and medium-term debts LMT	3,822	(10)		3,812	Share for at least a year of long- and medium-term debts LMT
Bank overdrafts and other short-term loans	11,559			11,559	Bank overdrafts and other short-term loans
		15		15	Interest receivable not yet due
		4,145		4,145	Provisions – current
Supplier debts	107,312	(61)		107,251	Supplier debts
		78,673		78,673	Employee benefits – current
Expenses to be paid and other short-term provisions	177,247	(177,247)			
		80,112		80,112	Other current liabilities
		15,966		15,966	Tax debts for companies
Other debts	1,654	(1,654)			
Unearned income	465,338	(4)		465,334	Unearned income
TOTAL SHORT-TERM DEBTS	**766,932**	**(65)**		**766,867**	**TOTAL OF CURRENT LIABILITIES**
TOTAL LIABILITIES	**1,124,095**	**0**	**(144)**	**1,123,951**	**TOTAL LIABILITIES**

35.5 Impact on the closing balance sheet on 31 December 2004

TRANSITION, CLOSING BALANCE SHEET ON 31 DECEMBER 2004 – ASSETS

Balance sheet, French standards	Reclassifications		IFRS Restatements	IFRS	Balance sheet, IFRS standards
Net goodwill	73,307		4,168	77,475	Net goodwill
Net intangible assets	2,092	6,327		8,419	Other net intangible assets
Tangible assets	23,143	(6,327)		16,816	Net tangible assets
Equity securities	15,493			15,493	Equity securities
Net holdings	2,263	(2,263)		0	Assets available for sale
Other net long-term assets	1,521	2,263		3,784	Other non-current financial assets
Net long-termed deferred tax	9,016	17,128		26,144	Tax deferred, assets
TOTAL, FIXED ASSETS	**126,835**	**17,128**	**4,168**	**148,131**	**TOTAL, NON-CURRENT ASSETS**
Net stock	12,373			12,373	Net stock
Client receivables, net of provision	430,793			430,793	Net client receivables
Net short-term deferred tax	17,128	(17,128)		0	
Other pre-paid receivables and expenses	84,924	(84,924)			
		44,350		44,350	Other current assets
		133		133	Current tax
		39,844		39,844	Pre-paid expenses
Investment securities	264	597		861	Other current financial assets
Liquid assets	644,077			644,077	Liquid assets
TOTAL CIRCULATING ASSETS	**1,189,559**	**(17,128)**	**0**	**1,172,431**	**TOTAL CURRENT ASSETS**
TOTAL ASSETS	**1,316,394**	**0**	**4,168**	**1,320,562**	**TOTAL ASSETS**

TRANSITION, CLOSING BALANCE SHEET ON 31 DECEMBER 2004 – LIABILITIES

Balance sheet, French standards		Reclassifications	IFRS Restatements	IFRS	Balance sheet, IFRS standards
Share capital	55,758			55,758	Share capital
Premiums linked to capital	52,610		15,725	68,335	Issue premium
Reserves	41,589		8,259	49,848	Reserves
Net result – Group share	233,418		(19,816)	213,602	Net result – Group share (idem)
Conversion reserves	0			0	Conversion reserves
SHAREHOLDER EQUITIES	**383,375**	**0**	**4,168**	**387,543**	**SHAREHOLDER EQUITIES**
Compulsory loans	0			0	Compulsory or exchangeable loans
Other medium and long-term financial debts	32			32	Long-term financial debts and derivatives
Other long-term debts	30,391	(30,391)			
		22,062		22,062	Employee benefits – not current
		8,329		8,329	Provisions – not current
				0	Other liabilities – not current
		0		0	Deferred tax, liabilities
TOTAL LONG-TERM DEBTS	**30,423**	**0**	**0**	**30,423**	**TOTAL LONG-TERM DEBTS**
Share for at least a year of long and medium-term debts LMT	3,822			3,822	Share for at least a year of long- and medium-term debts LMT
Bank overdrafts and other short-term loans	10,730			10,730	Bank overdrafts and other short-term loans
		18		18	Interest receivable not yet due
		236		236	Provisions – current
Supplier debts	107,026			107,026	Supplier debts
		82,021		82,021	Employee benefits – current
Expenses to be paid and other short-term provisions	241,543	(241,543)			
		91,261		91,261	Other current liabilities
		72,112		72,112	Tax debts for companies
Other debts	4,104	(4,104)			
Unearned income	535,371	(1)		535,370	Unearned income
TOTAL SHORT-TERM DEBTS	**902,596**	**0**		**902,596**	**TOTAL OF CURRENT LIABILITIES**
TOTAL LIABILITIES	**1,316,394**	**0**	**4,168**	**1,320,562**	**TOTAL LIABILITIES**

35.6 Description of principal IFRS restatements

35.6.1 Revenue

The 2004 IFRS consolidated income statement shows a revenue reduced by 6 million euros in comparison with the revenue published in accordance with French standards because of the changes in presentation of some expenses deducted from the revenue:

- negative impact of 2 million euros by reclassification as reduction in revenue for advertising exchanges;
- negative impact of 4 million euros by reclassification as reduction in revenue for the fees for control of Europages.

These elements were accounted for as expenses according to the French standards, there is thus no effect either on the gross operating margin or on the consolidated net result.

35.6.2 Amortisation and depreciation of goodwill

In accordance with the option provided by IFRS Standard 1, the Group has chosen not to reprocess the business combinations that existed before 1 January 2004.

In compliance with IFRS 3, "Business combinations", the goodwill is no longer amortised as from 1 January 2004. This has a positive impact on the income statement of 4 million euros (6 million euros on a like for like basis because of the acquisition of QDQ Media).

35.6.3 Stock-options and offers reserved for employees

Stock-options

In accordance with French accounting principles, no remuneration expenses are evidenced during the assignment of stock-options.

The application of the standard, IFRS 2 ("Share-based payment") results in accounting as expenses stock options or options to buy shares assigned by France Télécom to its employees, amongst whom are employees of PagesJaunes Group. In the 2004 IFRS income statement, the expenses relating to options represent 10 million euros, the consideration for this amount has been accounted for under shareholder equities, the plans being settled in shares.

Offers reserved for employees

Following the opening of PagesJaunes Group capital in July 2004, the Company proceeded with an increase in capital reserved for employees of the France Télécom group. As a result, 4.7 million shares have been subscribed by the staff.

Moreover, following the assignment by the Government of 10.85% of the share capital of France Télécom S.A. on 7 September 2004, in compliance with the law of 6 August 1986 relating to methods of privatisation, the Government made an offer of shares reserved for employees and previous employees of the France Télécom and PagesJaunes Group groups. The subscription period was open from 1 to 13 December 2004. At the end of this period, 28.7 million shares were subscribed by the staff, of which 2.3 million shares were subscribed by PagesJaunes Group employees. The settlement-delivery of stocks took place on 20 January 2005.

In IFRS, for these two operations, the Group has valued the benefit accorded to employees and previous employees at the fair value on the date of assignment of rights, taking into consideration the period when these cannot be transferred. In the 2004 IFRS income statement, the impact of the offers is an additional expense of 11 million euros for the France Télécom offer and 3 million euros for the PagesJaunes Group offer.

The total impact of the stock-options and offers reserved for employees is thus 24 million euros, the total amount carried by the income statement ("payment in shares" account) is 25 million euros, an expense of 1 million euros having already been accounted for in French standards.

35.6.4 Principal reclassifications of the balance sheet

The cash accounts have been reclassified in order to make their presentation comply with IFRS rules. Apart from the reclassifications described above, the main reclassifications on 1 January 2004 are as follows:

- the net balance of the item "Software" classed as tangible fixed assets in the French standards balance sheet has been reclassified as intangible fixed assets for 3 million euros (6 million euros – end of period);
- the balance of the item, "Other prepaid receivables and expenses", has mainly been reassigned as 4 items which are respectively:
  - as "Other current assets" for 21 million euros (44 million euros – end of period),
  - as "Current tax" for 27 million euros (0 – end of period),
  - as "Prepaid expenses" for 54 million euros (40 million euros – end of period),
  - as "Other current financial assets" for 1 million euros (1 million euros – end of period);
- the balance of the item, "Other long-term debts" has mainly been reassigned as 2 items which are respectively:
  - as "Non-current employee benefits" for 17 million euros (22 million euros – end of period),
  - as "Provisions – non-current" for 8 million euros (8 million euros – end of period);
- the balance of the item, "Expenses to be paid and other short-term provisions" has mainly been reassigned as 4 items which are respectively:
  - as "Provisions – current" for 4 million euros (0 – end of period),
  - as "Employee benefits – current" for 79 million euros (82 million euros – end of period),
  - as "Other current liabilities" for 80 million euros (91 million euros – end of period),
  - as "Tax debts on companies" for 16 million euros (72 million euros – end of period);
- the deferred tax on assets and liabilities are show in IFRS on a specific line and classified as non-current, also the balance of the item labelled in French standards as "Net short-term deferred tax" for assets and liabilities is reclassified as "Deferred tax, assets and liabilities".

35.6.5 Principal reclassifications in the income statement

Independent of the IFRS restatements detailed above (recognition of revenues, amortisation and depreciation of goodwill, share-based payment), the aggregates of the income statement have been reclassified to make their presentation comply with IFRS regulations. The main reclassifications on 31 December 2004 concerned the operating income, i.e.:

- the presentation of employee participation as personnel costs;
- the breakdown of the negative balance of 10 million euros for "Other non-operating Income and expenses" in French standards mainly as:
  - other operating income and expenses for (5) million euros including particularly the cost of the initial public offering of the Company,
  - salaries and expenses for (4) million euros,
  - payments in shares for (1) million euros.

35.7 Effects on the cash flow tables on 31 December 2004

	Fiscal year closed on 31 December 2004		
(Amounts in thousands of euros)	French standards	IFRS	Restatements/ reclassifications
Net consolidated result, share of the Group	233,418	213,602	(19,816)
Amortisations of tangible assets	14,233	10,065	(4,168)
Gains or capital losses on assignment of assets	411	411	0
Changes in provisions	(4,081)	(4,081)	0
Non-distributed results of equity method companies	512	512	0
Tax expenses for the financial year	(1,579)	149,314	150,893
Interest income and expenses		(20,391)	(20,391)
Minority interest	0	0	0
Exchange differential	0	51	51
Other non-monetary elements	0	00	0
Payments in shares		24,124	24,124
Reduction (increase) of stocks	(4,810)	(5,086)	(276)
Reduction (increase) of client receivables	(36,325)	(36,325)	0
Reduction (increase) of other receivables	18,006	18,138	132
Increase (reduction) of supplier debts	(10,810)	(10,810)	0
Increase (reduction) of other debts	153,259	70,229	(83,030)
Dividends and interest income received		20,784	20,784
Interest disbursed and net derivatives rate effect		(444)	(444)
Tax paid		(67,859)	(67,859)
Net cash flow generated by the business	**362,234**	**362,234**	**0**
Acquisitions of tangible and intangible fixed assets net of the change of suppliers of fixed assets	(8,376)	(8,376)	0
Income from assignment of tangible and intangible assets	215	215	0
Acquisitions of equity and subsidiary interests, net of the cash and cash equivalents acquired	(21,981)	(21,981)	0
Investments in MEEs	(13,500)	(13,500)	0
Income from assignment of equity and subsidiary interests, net of cash and cash equivalents assigned	0	0	0
Reductions (increases) of securities and other long-term assets	11,509	11,509	0
Net cash flow assigned to investment operations	**(32,133)**	**(32,133)**	**0**
Increase (reduction) of long-term loans	(89,326)	(89,326)	0
Increase (reduction) of bank overdrafts and short-term loans	(1,167)	(1,167)	0
Increase in capital	58,492	58,492	0
Dividends paid	(235,958)	(235,958)	0
Net cash flow linked to financing operations	**(267,959)**	**(267,959)**	**0**
Net variations of liquid and semi-liquid assets	62,142	62,142	0
Effect of changes in exchange rates on liquid assets	0	0	0
Liquid and semi-liquid assets at opening	581,935	581,935	0
Liquid and semi-liquid assets – end of period	**644,077**	**644,077**	**0**

The application of the IFRS standards has no effect either on the change or the balance of liquid assets.

20.2 Financial statements of the Company, PagesJaunes Group

BILAN

(in euros)	Gross	Amortisations and provisions	On 31 December 2005 net	On 31 December 2004	Change
ASSETS					
Shareholdings	4,186,249,545	17,702,152	4,168,547	4,151,597,393	16,950,000
Receivables attached to shareholdings	15,308,663		15,308,663	18,093,982	(2,785,319)
FT loan	64,208,008		64,208,008	0	64,208,008
Own shares	2,207,686	59,886	2,147,800	0	2,147,800
Total fixed assets	**4,267,973,902**	**17,762,038**	**4,250,211,864**	**44,169,691,375**	**80,520,489**
Client receivables	1,464,467	153,970	1,310,497	2,429,715	(1,119,217)
Debtor suppliers	205,572		205,572	0	205,572
Capital and fiscal receivables	1,720,728		1,720,728	78,058,486	(76,337,758)
Receivables on subsidiaries (fiscal integration)	156,161,208		156,161,208		156,161,208
Various receivables	6,401,204		6,401,204	2	6,401,202
Invested securities	16,481,662		16,481,662	0	16,481,662
Liquid assets			0	0	0
Pre-paid expenses	58,332		58,332	0	58,332
Total circulating assets	**182,493,173**	**153,970**	**182,339,203**	**80,488,203**	**101,851,000**
Asset conversion rate adjustment			**0**	**130,619**	**(130,619)**
TOTAL ASSETS	**4,450,467,075**	**17,916,008**	**4,432,551,067**	**4,250,310,197**	**182,240,870**

	On 31 December 2005	On 31 December 2004	Change
LIABILITIES			
Capital	55,757,922	55,757,922	0
Issue price	52,609,671	52,609,671	0
Legal reserve	5,575,792	5,481,000	94,792
Other reserves	38,100,075	0	38,100,075
Long-term gain reserve	0	39,064,179	(39,064,179)
Loss carried forward	3,689,152,909	0	3,689,152,909
Annual balance	242,142,849	3,948,522,039	(3,706,379,190)
Shareholder equity	**4,083,339,218**	**4,101,434,811**	**(18,095,593)**
Provisions for risks	0	130,620	(130,620)
Provisions for expenses	807,000	734,427	72,573
Provision for risks and expenses	**807,000**	**865,047**	**(58,047)**
Current bank lending	2,133,631		2,133,631
Various loans and financial debts	185,650,798	139,764,577	45,886,221
Supplier debts and attached accounts	1,556,100	2,266,799	(710,699)
Debts various	115,350	0	115,350
Fiscal and capital debts	5,121,806	1,368,866	3,752,940
Fiscal debts (IS)	151,426,759	4,610,097	146,816,662
Unearned income	2,400,405	0	2,400,405
Operating debts	**348,404,849**	**148,010,339**	**200,394,510**
TOTAL LIABILITIES	**4,432,551,067**	**4,250,310,197**	**182,240,870**

INCOME STATEMENT

(in euros)	On 31 December 2005	On 31 December 2004	Change
Provision of services	9,827,408	4,970,649	4,856,759
Related products	109,003	79,647	29,356
Reversal of provisions and expenses transfers	290,096	0	290,096
Other incomes	2,144	5,600	(3,456)
Operating income	**10,228,651**	**5,055,896**	**5,172,755**
Purchases and provision of services	13,186	10,000	3,186
Purchase of sub-contracting		(10,128)	10,128
Non-stocked purchases, materials and supplies	5,616	705	4,911
External services	612,551	23,326	589,225
Other external services	10,474,602	3,977,228	6,497,374
Taxes and assimilated payments	192,411	(23,647)	216,059
Salaries	3,968,997	2,074,602	1,894,395
Social expenses	1,586,841	1,125,463	461,377
Other expenses	113,027	5,145	107,882
Allowances for provisions on circulating assets	434,281	0	434,281
Allowances for provisions on risks and expenses	34,531	102,298	(67,767)
Operating costs	**17,436,042**	**7,284,991**	**10,151,051**
Operating income	**(7,207,391)**	**(2,229,095)**	**(4,978,296)**
Holdings income	248,324,882	2,635,569	245,689,313
Investment income on invested securities and receivables from fixed assets	603,494	73,713	529,782
Reversal of provisions	702,861	47,568	655,293
Investment income	**249,631,237**	**2,756,850**	**246,874,388**
Negative exchange difference	113,586	0	113,586
Debtor interest	5,921,248	38,124	5,883,124
Allowances for provisions	994,900	46,770	948,130
Financial expenses	**7,029,733**	**84,894**	**6,944,839**
Financial results	**242,601 504**	**2,671,956**	**239,929,548**
Current results	**235,394 113**	**442,861**	**234,951,252**
Exceptional income on management operations		391,286	(391,286)
Exceptional income on capital operations	39,427	3,959,321,134	(3,959,281,707)
Exceptional income	**39,427**	**3,959,712,420**	**(3,959,672,993**
Exceptional expenses on management operations	(98,581)	0	(98,581)
Others		7,023,145	(7,023,145)
Exceptional expenses	**(98,581)**	**7,023,145**	**(7,121,726)**
Exceptional results	138,008	**3,952,689,275**	**(3,952,551,267)**
Employee participation		0	0
Tax on benefits	(6,610,728)	4,610,097	(11,220,825)
Net result	**242,142,849**	**3,948,522,039**	**(3,706,379,190)**

CASH FLOW TABLE

(in thousands of euros)	On 31/12/2005
Operations	
Net result	**242,143**
Non-monetary elements with no effect on cash	
- Amortisations and provisions for tangible fixed assets	
- Gains or capital losses of assignment of elements of the assets	
- Changes in provisions	473
Self-financing capacity	**242,616**
- Reduction (increase) of client receivables	889
- Reduction (increase) of other receivables	(156,541)
- Increase (reduction) of supplier debts	(595)
- Increase (reduction) of other debts	228,665
Change in need for working capital	**72,418**
Cash flow from the operation	**315,034**
Investment operations	
- Acquisitions of tangible and intangible fixed assets	
- Increase (reduction) of debts on suppliers of fixed assets	
- Acquisitions of holdings	(14,481)
- Acquisitions of own shares	(2,208)
- Income from assignment of holdings net of assigned cash or cash equivalent	
- Income from assignment of tangible and intangible assets	
- Reduction (increase) of VMPs and other long-term assets	(16,482)
Cash flow assigned to investments	**(33,171)**
Financing transactions	
- Issue of long-term loans	(64,208)
- Repayment of long-term loans	
- Dividends paid to shareholders	(259,274)
- Increase in capital and shareholder equity	
- Increase (reduction) of bank overdrafts and short-term loans	
- Contribution of minority shareholders	
- Others	
Cash flow from financing transactions	**(323,482)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(41,619)**

SITUATION OF REALISABLE AND AVAILABLE ASSETS AND PAYABLE LIABILITIES

Items (in thousands of euros)	Net 31/12/2005
REALISABLE AND AVAILABLE ASSETS	
Subscribed capital, not called	
Receivables attached to holdings	
Loans	21,402
Other long-term investments	
Advances and down payments on orders (from business suppliers)	
Client receivables and attached accounts	1,446
Other receivables [1]	157,838
Current account	6,401
VMP	16,482
TOTAL	**203,569**
PAYABLE LIABILITIES	
Compulsory convertible loans	
Other compulsory loans	
Loans and debts with credit establishments	2,134
Various loans and financial debts	
Advances and down payments received on orders in progress	
Supplier debts and attached accounts	21
Fiscal and social debts	5,121
Debts on capital assets and attached accounts	
Other debts [2]	151,542
Current account	185,651
TOTAL	**344,469**

(1) Of which c/c subsidiaries following integration.
(2) IS linked to fiscal integration.

TABLE OF SUBSIDIARIES AND HOLDINGS 2005

Subsidiaries and holdings (in millions of euros)	Capital	Shareholder equity before allocation of results (including capital)	Quota of capital held in%	Book value of stocks held		Loans and advances agreed by the Company, not yet repaid	Amount of sureties or guarantees given by the Company	Revenue before tax for last fiscal year, closure	Results of last fiscal year, closure	Dividends cashed by the Company during fiscal year	Observations
				Gross	Net						
Detailed information on subsidiaries and holdings											
1/ Subsidiaries: + 50% held by the Company											
PJ LIBAN Centre Pasteur 40 – rue Pasteur Beirut	376	245	100.00%	3,013	312	0		1,039	(60)		
PJ Outremer 5, avenue de la Cristallerie 92317 Sèvres Cedex, France	75	653	100.00%	76	76			22731	448	350	Preliminary data, not audited
WANADOO DATA 157-159, rue de Rome 75017 Paris	7,275	10,956	100.00%	7,275	7,275			12,563	1,036		
KOMPASS France 66 quai Maréchal Joffre 92400 Courbevoie France	1,000	1,348	100.00%	47,085	32,085			27,198	354	2,133	
EURODIRECTORY SA 12-14, bld Grande-Duchesse Charlotte L.1330 Luxembourg	1,625	1,799	100.00%	14,707	14,707			0	2,042	2,133	Parent company of Editus Luxembourg held at 49% Preliminary data, not audited
KOMPASS BELGIUM Molière 256 1180 Bruxelles Belgium	2,206	307	100.00%	1,799	1,799	309		4,054	(167)		
QDQ MEDIA Jualian Camarillo, 6A 28037 Madrid Spain	30,550	20,732	100.00%	91,719	91,719	15,000		41,839	(7703)		
CRISTALLERIE 1 17 avenue de la Cristallerie 92317 Sèvres Cedex, France	38	38	100.00%	38	38			0	(4)		Preliminary data, not audited
PAGESJAUNES SA 7 avenue de la Cristallerie 92317 Sèvres Cedex, France	4,005,038	4,306,595	100.00%	4,005,038			959,060	286,250	245,643		
MAPPY 47 rue de Charonne 75011 Paris, France	212	2,406	100.00%	10,048	10,048			7,888	586	199	
EDICOM 1 rue Chajarat Addour, Quartier Palmier 21000 Casablanca	27	1,102	100.00%	5,450	5,450			2,936	50		
2/ Holdings (between 10 and 50%)											

PagesJaunes Group: Annual Accounts as of 31 December 2005 Appendix

Contents

1 Description of Business

The PagesJaunes Group is a holding company that owns subsidiaries which have offered a diversified range of products and services to the general public and businesses for over 60 years, with directories in France and foreign countries as its core business. The accounts presented here are for the 12-month period from 1 January 2005 to 31 December 2005.

2 Accounting rules and methods

Accounting conventions were applied with respect for the principle of prudence and in accordance with the basic hypotheses: operating continuity, consistency of accounting methods from one year to the next, independent fiscal years, adherence to the general rules governing the establishment and presentation of annual accounts.

The PagesJaunes Group's annual accounts were established in accordance with applicable legislation and with the practices generally followed in France, and in compliance with the CRC Ruling of 29 April 1999 regarding the rewriting of the General Accounting Plan.

The principal methods are described below. Figures are stated in thousands of euros (k€).

2.1 – Principles used for income and charges

Income and charges are booked according to the General Accounting Plan.

2.2 – Holdings, other fixed securities

Holdings are booked at their historical acquisition cost by PagesJaunes Group which includes, if applicable, costs directly chargeable to the operation.

A provision for deprecation is made if this value is higher than the use value, assessed by the management of PagesJaunes Group, based on various criteria such as the market value, and development and profitability forecasts, and shareholder equity, taking into account the specific nature of each holding.

2.3 – Customer receivables

Provisions are made based on an assessment of the risk of non-collection of its receivables. Provisions are based on an individual or statistical assessment of this risk of non-collection.

2.4 – Liquid assets and investment securities

Liquid assets on 31 December 2005 are made up of liquid assets immediately available and by short-term investments, maturing in three months or less from the acquisition date. Investment securities may be provisioned, depending on how the fiscal year ends.

2.5 – Provisions for risks and charges

In France, the law states that compensation is paid to employees when they retire, based on their seniority and their salary at retirement age. The actuarial cost of this commitment is taken into account each year during the active lifetime of the employees. The effect of variations in assumptions is taken into account in the results over the average remaining active lifetime of the employees. The procedures for determining this provision are carried out based on an actuarial evaluation, and taking various parameters into account:

- the INSEE (French Statistics Institute) table for 2000-2002 (male and female tables);
- employee revenue rates, which vary based on seniority with the Company, age, and socio-professional category;
- the retirement age used, which is 62;
- the salary increase tables, which are defined based on age and socio-professional category;
- the actualisation rate, set at 4.5% for 2005 and at 4.0% for the end-of-period commitment.

The remaining risk provisions are the best possible estimates of the risks incurred by PagesJaunes Group.

2.6 – Non-operating results

The non-operating result is mainly made up of income generated by dividends.

2.7 – Profit tax

Under the terms of the tax integration agreement signed between PagesJaunes Group and its subsidiaries, members of the tax Group, the tax savings are taken into account by the parent company as income for the fiscal year.

The tax group, headed by PagesJaunes Group, consisted of six companies as of 31 December 2005.

3 Additional Information on the balance sheet and income statement

3.1 – Receivables from holdings

The variation in receivables from holdings is analysed as follows:

		Fiscal year ending 31 December 2005			Fiscal year ending 31 December 2004
(in thousands of euros)	% interest	Gross value	Provision	Net book value	Net book value
Holdings					
PagesJaunes Outre-Mer	100%	76	0	0	76
PagesJaunes Liban	100%	3,014	(2,702)	312	312
Eurodirectory	100%	14,707	0	14,707	14,707
Kompass France	100%	47,085	(15,000)	32,085	25,585
Kompass Belgium	100%	1,799	0	1,799	1,799
Wanadoo Data	100%	7,275	0	7,275	2,275
QDQ Media	100%	91,719	0	91,719	91,719
Mappy	100%	10,048	0	10,048	10,048
Cristallerie 1	100%	38	0	38	38
PagesJaunes SA	100%	4,005,038	0	4,005,038	4,005,038
Edicom	100%	5,450	0	5,450	-
TOTAL		**4,186,249**	**(17,702)**	**4,168,547**	**4,151,597**
Receivables					
Kompass France		0	0	0	2,792
QDQ Media		15,000	0	15,000	15,000
Kompass Belgium		309	0	309	302
TOTAL		**15,309**	**0**	**15,309**	**18,094**

The movements in the fiscal year are as follows:

- acquisition of Edicom SA for €5,450,000;
- inclusion of Wanadoo Data's debt in capital for €5,000,000, which brings the PagesJaunes Group's holding in Wanadoo Data to €7,275,000 as of 31 December 2005;
- inclusion of Kompass France's debt in capital for €2,821,000, and increase in Kompass France's capital of €3,679,000, which brings the PagesJaunes Group's holding in Kompass France to €47,085,000 as of 31 December 2005;
- inclusion of PagesJaunes Liban's debt in capital for €889,000, which brings the PagesJaunes Group's holding in PagesJaunes Liban to €3,014,000 as of 31 December 2005.

The PagesJaunes Group's non-operating fixed assets, with a total amount of €4,250,212,000 as of 31 December 2005 (€4,169,691,000 as of 31 December 2004) also include 100,000 self-owned shares with a cost of €2,207,000. These self-owned shares were provisioned for €60,000 as of 31 December 2005, based on the average stock price for the month of December 2005.

3.2 – Self-owned shares

In November 2005, the PagesJaunes Group established a liquidity contract in the amount of €17,000,000. Under this contract, during the fiscal year, the PageJaunes Group purchased 281,600 self-owned shares and sold 181,600 self-owned shares. Consequently, as of 31 December 2005, the PagesJaunes Group owned 100,000 self-owned shares booked as non-operating fixed assets, or 0.04% of its capital.

3.3 – Loan

In June 2005, the PagesJaunes Group gave France Télécom a loan of the amount of €64,208,000. This loan will be repaid in three equal payments on 15 April 2006, 2007 and 2008 and will bear interest at a fixed rate of 2.65%.

3.4 – Customer Receivables and Provisions for Depreciation of Receivables

	Fiscal year ending 31 December	
(in thousands of euros)	**2005**	**2004**
Gross customer receivables	1,464	2,429
Provisions for depreciation	(154)	-
NET CUSTOMER RECEIVABLES	**1,310**	**2,429**

These receivables are primarily from the management fees billed by the PagesJaunes Group to its subsidiaries. A 100% provision was reported as of 31 December 2005 for the PagesJaunes Liban receivables, given that company's financial situation.

3.5 – Receivables over and under one year

All receivables are for under one year.

3.6 – Liquid assets, investment securities and current accounts

Liquid assets include cash invested with PagesJaunes SA for 3 months or less.

	Fiscal year ending 31 December	
(in thousands of euros)	**2005**	**2004**
Investment securities	16,482	0
Current accounts for Wanadoo Data + PagesJaunes OM	6,401	0
Current tax integration accounts	156,161	0
Liquid assets, investment securities and current accounts	**179,044**	**0**
Current accounts with PagesJaunes SA	185,651	139,464
Other non-operating debts	2,133	0
Gross non-operating debt	**187,784**	**139,764**
Under one year	187,784	139,764
Over one year	0	0
NET LIQUID ASSETS/(DEBT) (1)	**(8,740)**	**(139,764)**

(1) Including current tax integration accounts.

The current debt accounts with other subsidiaries, with a balance of €156,161,000 as of 31 December 2005, consist only of billing these subsidiaries for the share of the 2005 company tax that each of them owes according to the tax integration agreements signed at the end of 2004. The PagesJaunes Group reported a total corresponding tax debt of €152,783,000 as of 31 December 2005.

3.7 – Share Capital and changes in shareholder equity

The PagesJaunes Group's share capital as of 31 December 2005 was €55,757,922, composed of 278,789,610 shares with a book value of 0.20 euros.

Date	Category	Number of shares	Unit value	Capital in thousands of euros
01/01/05	Capital at the beginning of the fiscal year	278,789,610	0.20	55,758
31/12/05	Capital at the end of the fiscal year	278,789,610	0.20	55,758

Share subscription options

On 28 June 2005, the PagesJaunes Group's Board of Directors gave certain of its employees and certain employees of the companies related to it under Article L. 225-180 of the Commercial Code a total of 3,796,800 PagesJaunes share subscription options, representing 1.36% of the Company's capital, and giving the right to subscribe the same number of shares at the price of 19.3 euros per share. As of 31 December 2005, 3,757,000 options remained in circulation. No option had been exercised as of that date, since these options cannot be exercised until 28 June 2008.

Changes in shareholder equity *(in thousands of euros)*	
Shareholder equity as of 1 January 2005	4,101,435
Dividend paid	(259,274)
Tax due on the reorganisation of the special reserve for long-term gains	(964)
Result for the fiscal year	242,143
SHAREHOLDER EQUITY AS OF 31 DECEMBER 05	***4,083,340***

3.8 – Provisions for risks and charges

(in thousands of euros)	1 January 2005	Charge for the year	Carry-forward for the year (provision used)	31 December 2005
Retirement and similar commitments	735	80	(8)	807
Provisions for risks and change	131	-	(131)	-
Other provisions	-	-	-	-
TOTAL PROVISIONS FOR RISKS AND CHARGES	**866**	**80**	**(139)**	**807**
- Long-term	735	22	(8)	749
- Short-term	131	58	(131)	58

The net impact of the charges incurred breaks down as follows:

(in thousands of euros)	Charge for the year	Carry-forward
Operating result	34	(8)
Non-operating result	46	(131)

Provisions for charges include rights acquired for retirement compensation (French acronym: "IFC") and the cvemployment medal.

The total level of commitments as of 31 December 2005 is analysed as follows:

(in thousands of euros)	Pages Jaunes Group IFC	Pages Jaunes Group Medals
Financial coverage at the end of 2005	**-**	**-**
Actuarial end-of-year calculation accruing to wholly or partially supported regimes (A)	-	-
Actuarial end-of-year calculation accruing to non-supported regimes (A)	805	52
Fair value of hedge assets at end of year (B)	-	-
Net situation of the regime (A) – (B)	**805**	**52**
Unrecognised elements		-
Unrecognised gains/(losses)	(50)	-
Cost of past unrecognised services	-	-
Adjustment for asset capping	-	-
End-of-year provision/(asset)	**755**	**52**

3.9 – Non-operating debt

Non-operating debt consists of current accounts with the subsidiaries as detailed in the following table:

(in thousands of euros)	Fiscal year ending 31 December	
Subsidiaries	**2005**	**2004**
PagesJaunes SA	185,651	134,391
PagesJaunes Outre-Mer	-	3,754
Wanadoo Data	-	1,619
TOTAL	**185,651**	**139,763**

3.10 – Debt maturity statement

(in thousands of euros)	Gross amount	One year or more
Current bank loans	2,134	2,134
Current account with PagesJaunes SA	185,651	185,651
Debts with suppliers and similar accounts	1,556	1,556
Tax and employment contribution debts	5,122	5,122
Profit tax (net for advances paid)	151,426	151,426
Other	115	115
TOTAL	**346,004**	**346,004**

3.11 – Charges payable included in the balance sheet

(in thousands of euros)	Gross
Debts with suppliers and similar accounts, invoices not yet received	1,535
Tax and employment contribution debts, VAT, taxes, wages, and employment contributions payable	2,124
Profit tax	152,783
TOTAL	**156,442**

3.12 – Income payable included in the balance sheet

As of 31 December 2005, there was deferred income on the France Telecom in the amount of €2 400,000.

3.13 – Revenue breakdown

(in thousands of euros)	2005	2004
Management fees	7,879	3,841
Staff rebilling	1,948	1,215
Other rebilling	109	
Other management income	-	0
TOTAL	**9,936**	**5,056**

3.14 – Non-operating results

The non-operating results include primarily dividends received from subsidiaries in the amount of €248,325,000 in 2005 (€2,636,000 in 2004).

In addition, by applying the provisions of Article 95 of the Finance Law, PagesJaunes Group had a debt with the Public Treasury representing payment of the exceptional draw of 25% of the net amount of income distributed.

This debt, in the amount of €64,208,000 and repayable in three equal annual payments in 2006, 2007, and 2008, was sold in its entirety to a banking institution. PagesJaunes Group reported a non-operating charge of €2,855,000 corresponding to the non-operating charge incurred.

3.15 – Exceptional results

(in thousands of euros)	2005	2004
Income from sale of self-owned stocks	40	
Income from expenses related to the IPO	138	
Lateness penalties and other charges	(12)	
Other charges	(28)	
Tax relief		391
Expenses related to the IPO		(7,023)
Exceptional income from capital operations		3,959,321
TOTAL	**138**	**3,952,689**

3.16 – Profit tax breakdown

The profit tax breakdown between ordinary results and exceptional results is as follows:

(in thousands of euros)	Result before taxes	Tax	Net
Ordinary results	235,394	(817)	234,577
Exceptional results and participation	138	(48)	90
Tax reconciliation	-	3,233	3,233
Tax integration gain		4,243	4,243
BOOK RESULTS AS OF 31/12/05	**235,532**	**6,611**	**242,143**

4 Other

4.1 – Taxes

Latent and deferred tax situation

Reduction of future tax debt (in thousands of euros)	**Gross**
Interest on sale of debt	2,334
Provision for retirement compensation	755
Other	488
TOTAL	**3,577**

Charges reported in 2005 and during preceding years but reintegrated into the taxable results as of 31 December 2005 amount to €3,577,000, which is a tax reduction of €1,249,000 using the corporate tax rate in effect on that date.

4.2 – Off-balance-sheet commitments

Individual training rights – DIF

For the year 2006, any employee with at least one year's seniority on 31 December 2005 has 20 hours of DIF as of 31 December 2005, which may be used starting on 1 January 2006. This represents a commitment for 2006 of 867 hours.

Commitment to Pay up QDQ SAU Capital

When QDQ Media SAU was acquired from Wanadoo International SA (WI), WI transferred to PagesJaunes Group the obligation to pay up the capital. However, the parties agreed that when the Company made appeals for capital not yet paid up, the seller (WI) would pay the necessary funds to PagesJaunes Group, to enable it to meet its commitment to pay up the capital to the Company.

As of 31 December 2005, this commitment amounted to €7,485,000.

On that date, there was no other significant off-balance-sheet commitment according to current accounting standards.

4.3 – Directors' attendance fees and payments to the advisor allocated for the Board of Directors

Directors' attendance fees and payments to the Advisor allocated for the Board of Directors for 2005 amount to €113,000. Payments were also allocated to the members of the management boards, but no information is supplied concerning them because it would clearly identify the situation of one of the members of the management boards.

4.4 – Employees

Average employees 2005 2004	**2005**	**2004**
Managers	22.5	15
Line managers and technicians	4.5	2
Employees	0	0
TOTAL	**27**	**17**

4.5 – Associated companies

The main balance sheet and result statement entries concern:

France Télécom

- Management fees and trademark fees for €6,197,000.
- PagesJaunes Group also holds a loan to France Télécom in the amount of €159,000.
- France Telecom loan for €64,208,000 (see § 3.3).

Other companies of the PagesJaunes Group

(in thousands of euros)	Income		Charges	Receivables	Current accounts		Debts
	Management fees and trademark fees	Staff rebilling			Debtor, tax integration portion	Creditor	
PagesJaunes SA	7,258	1,121	689		155,194	185,651	
Wanadoo Data	87			19	6,620		
Kompass	184	144		216			
Kompass Belgium	18			18			
Mappy	16			7	231		
e-sama	11			14			
Edicom	16			4			
PagesJaunes OM	28	181		250	517		
PagesJaunes Liban							
Eurodirectory	13						
QDQ	188	503		695			
TOTAL	**7,819**	**1,949**	**689**	**1223**	**162,562**	**185,651**	

4.6 – Tax Integration

Through an option dated 3 December 2004, PagesJaunes Group was placed under the tax regime for groups of companies described in Articles 223 A and following of the General Tax Code, for a renewable five-year period. This option makes PagesJaunes Group responsible solely for the corporation tax on the total results for the Group that contains it and the companies whose capital it owns at least 95% and who have agreed to be members of this Group. The tax-integrated subsidiaries are PagesJaunes, Wanadoo Data, Kompass France, Mappy, Cristallerie 1 and PagesJaunes Outre-Mer. A tax integration gain of €4,243,000 was thus reported in 2005.

4.7 – Consolidation

PagesJaunes Group is consolidated by full integration into the accounts of France Telecom.

4.8 – Events after the fiscal year ended

There are no significant events to mention since the year ended.

20.3 Report of the Board of Directors to the General Shareholders' Meeting

Ladies and Gentlemen,

We have called you to a mixed General Shareholders' Meeting, according to the provisions of the Law and the bylaws of our Company, to report to you on the Company's activity during the fiscal year that opened on 1 January 2005 and closed on 31 December 2005, and to submit the consolidated annual accounts of that year for your approval.

We have also called you to this meeting so that you may rule on:

- how the year-end results will be assigned;
- the amount of attendance fees to be allocated for the fiscal year 2006;
- a new buyback programme for Company securities;
- changes to the bylaws so that directors can participate in Board of Directors meetings via telecommunication and so that the bylaws reflect the new rules regarding a quorum at General Shareholders' Meetings;
- and a project for renewing certain financial duties delegated to the Board of Directors.

The required convocations have been duly sent to you, and all of the documents and papers required under currently applicable regulations have been made available to you within the legal deadlines.

I – COMPANY BUSINESS/RESULTS/PRESENTATION OF ANNUAL ACCOUNTS

Fiscal year 2005 was marked by the acquisition of Edicom SA. In accordance with the Group's intentions announced when it was introduced on the stock exchange, PagesJaunes Group acquired Edicom from France Télécom in July 2005 for €5,450,000. Edicom is Morocco's leading directory publisher and had revenues of 2.9 million euros in 2005.

PagesJaunes Group also increased its capital investment in three companies that it already wholly owned as of 31 December 2004:

- inclusion of Wanadoo Data's debt in capital for €5,000,000, which brings the PagesJaunes Group's holding in Wanadoo Data to €7,275,000 as of 31 December 2005;
- inclusion of Kompass France's debt in capital for €2,821,000 and a €3,679,000 increase in Kompass France's capital, which brings the PagesJaunes Group's holding in Kompass France to €47,085,000 as of 31 December 2005;
- inclusion of PagesJaunes Liban's debt in capital for €889,000, which brings the PagesJaunes Group's holding in PagesJaunes Liban to €3,014,000 as of 31 December 2005.

During fiscal year 2005, the PagesJaunes Group signed a liquidity contract in the amount of €17,000,000 with Banque Rothschild. Under this agreement, as of 31 December 2005, the Company owns 100,000 of its own shares, or 0.04% of its capital.

Through an option dated 3 December 2004, PagesJaunes Group was placed under the tax regime for groups of companies described in Articles 223 A and following of the General Tax Code, for a renewable five-year period. This option makes PagesJaunes Group responsible solely for the corporation tax on the total results for the Group that contains it and the companies whose capital it owns at least 95% and who have agreed to be members of this Group. The tax-integrated subsidiaries are PagesJaunes, Wanadoo Data, Kompass France, Mappy, Cristallerie 1 and PagesJaunes Outre-Mer. A tax integration gain of €4,243,000 was thus reported in 2005.

By applying the provisions of Article 95 of the Finance Law, PagesJaunes Group had a debt with the Public Treasury representing payment of the exceptional draw of 25% of the net amount of income distributed. This debt, in the amount of €64,208,000 and repayable in three equal annual payments in 2006, 2007, and 2008, was sold in its entirety to a banking institution. PagesJaunes Group reported a non-operating charge of €2,855,000 corresponding to the non-operating charge incurred.

The PagesJaunes Group gave France Télécom a loan in the amount of €64,208,000. This loan will be repaid in three equal payments on 15 April 2006, 2007 and 2008 and will bear interest at the rate of 2.65%.

During fiscal year 2005, the average staff of PagesJaunes Group was 27 people (31 people at the end of 2005 vs. 15 people at the end of 2004), sufficient for it to fully execute its holding function for a listed group.

Analysis of operating results

Operating income

Revenues for 2005 amounted to €9,827,000 (€4,971,000 in 2004), including €7,879,000 (€3,841,000 in 2004) of management fees invoiced to the subsidiaries, with the remainder consisting of rebilling for staff from the PagesJaunes Group who worked for international subsidiaries or dedicated part of their time to PagesJaunes SA (€1,948,000 in 2005 and €1,215,000 in 2004).

Operating expenses

The salary base amounted to €3,969,000, with €1,587,000 in company benefit expenses, compared to €2,075,000 and €1,125,000 respectively in 2004. Other operating expenses include primarily €6,197,000 in assistance fees paid to France Télécom (€2,571,000 in 2004) and €2,434,000 in financial reporting, strategic, and legal fees (€842,000 in 2004).

PagesJaunes SA also billed PagesJaunes Group for rent in the amount of €452,000 (€0,000 in 2004).

The operating result for PagesJaunes Group for fiscal year 2005 is a deficit of €7,207,000, compared to an operating deficit of €2,229,000 in 2004.

Analysis of non-operating results

The non-operating income of €249,631,000 (€2,757,000 in 2004) is primarily from dividends received from subsidiaries, amounting to €248,325,000 (€2,636,000 in 2004). Non-operating expenses of €7,030,000 (€85,000 in 2004) include the actualisation expense incurred when the debt for payment of the exceptional draw paid in 2005 on dividends distributed was titled to the government, in the amount of €2,855,000, plus interest paid on current creditor accounts in the amount of €3,005,000.

The net non-operating result is therefore €242,602,000 in 2005, compared to €2,672,000 in 2004.

Analysis of exceptional results

The exceptional result of €138,000 (€3,952,689,000 in 2004, corresponding to the transfer gain when the PagesJaunes business was sold to PagesJaunes SA) is primarily from IPO-related profit in the amount of €138,000.

Analysis of corporate tax

The PagesJaunes Group reported net tax income of €6,611,000 in 2005 (tax expense of €4,610,000 in 2004), consisting of a tax integration gain of €4,243,000 from a 2004 tax regularisation of €3,233,000 and a corporate tax expense for fiscal year 2005 of €865,000.

The net result for the PagesJaunes Group amounted to €242,143,000 as of 31 December 2005 vs. €3,948,522,000 as of 31 December 2004.

Liquid assets and cash management situation

As of 31 December 2005, the PagesJaunes Group had a credit cash management position of €8,741,000 (€139,764,000 as of 31 December 2004), which breaks down as follows:

(in thousands of euros)	2005	2004
Current account, Wanadoo Data	6,125	(1,619)
Current account, PagesJaunes Outre-Mer	276	(3,754)
Current accounts with other subsidiaries	156,161	(134,391)
Investment securities	(16,482)	-
Current account, PagesJaunes SA	(185,651)	-
Creditor bank accounts	(2,133)	-
TOTAL	**(8,741)**	**(139,764)**

II – RESULT ALLOCATION PLAN

We propose allocating the fiscal year's profit of 242,142,849 euros as follows:

- 1.02 euros per share, including the previous carry-forward of 3,689,152,909 euros;
- the remainder of the available amount will be entered under "carry forward."

The dividend will be paid as of 2 May 2006.

The total amount of the dividend will therefore reach a maximum of 284,365,402 euros, with the stipulation that the shares held by the Company on the date when the dividend is paid will not be entitled to it.

The General Shareholders' Meeting will give all powers to the Board of Directors for the purpose of determining the total amount of the dividend, based on the number of shares owned by the Company on the date when the dividend is paid, and consequently the amount of distributable profit remaining that can be allocated to the "carry forward" entry.

The entire dividend is eligible for the 40% allowance mentioned in item 2 of section 3 of Article 158 of the General Tax Code, benefiting individuals who pay taxes in France.

The dividends for the preceding three fiscal years were as follows:

Year	Number of shares	Dividends per share (1)	Tax credit (2)
2002	182,700	0.91	Tax credit applied to 0.038 of the dividend
2003	182,700	0.86	No tax credit
2004	278,789,610	0.93	No tax credit (3)

(1) The amount of the dividend includes the division of the nominal value decided by the General Shareholders' Meeting on 27 May 2004, with the nominal value of each share taken from 300 euros to 0.20 euros.
(2) The tax credit was kept at the single rate of 50% to meet current needs (only for fiscal years 2002 and 2003).
(3) 100% of the dividend is eligible for the 50% allowance mentioned in item 2 of section 3 of Article 158 of the General Tax Code (only for fiscal year 2004).

Attached to this report, in accordance with the provisions of Article 148 of the Decree of 23 March 1967, is a table showing our company's results for the past five completed fiscal years.

We ask that you approve the annual accounts and the consolidated accounts for the PagesJaunes Group for the fiscal year ending 31 December 2005 and thereby discharge the Directors and Auditors to execute their mandates.

III – HIGHLIGHTS OF THE FISCAL YEAR

Sale by France Télécom of 8% of PagesJaunes Group's capital for the amount of 440.5 million euros

On 10 February 2005, as part of an accelerated investment with institutional investors, France Télécom finalised the sale of 22,303,169 PagesJaunes Group shares that it owned directly, representing 8% of PagesJaunes Group's capital as of 10 February 2005.

Acquisition of the relational marketing company e-sama

On 24 February 2005, the PagesJaunes Group announced the acquisition, through its subsidiary Wanadoo Data, of 100% of the company e-sama, which specialises in hosting data bases and providing customer relationship management (CRM) services. e-sama had 2004 revenues of 8.4 million euros, at a growth rate of 22%; the Company is profitable with a gross operating margin of 20%. Combining e-sama with Wanadoo Data significantly reinforces the PagesJaunes Group's direct marketing division, with cumulative revenues of 20 million euros for the full year in 2005.

Operating concession contract for the universal printed directory in favour of PagesJaunes accompanied by a contract ceding the trademark "L'Annuaire"

France Télécom was designated by a decision on 3 March 2005 as the publisher of the universal directory for a period of two years. France Télécom should remain the publisher, so the transfer of the trademark l'Annuaire to PagesJaunes SA, subsidiary of the PagesJaunes Group, as stipulated in the agreements of May/June 2004, cannot be implemented. The solution used was to draw up an operating concession contract for the universal printed directory in favour of PagesJaunes, accompanied by a contract ceding the trademark "L'Annuaire."

These contracts were signed on 20 January 2006 and took effect as of 1 January 2006. Given the implementation of the measures described above, the contracts governing the publishing and rights to the directories published by France Télécom (l'Annuaire and the alphabetical 3611) were revised to adapt their scope to include the alphabetical 3611.

Confirmation by the Paris Appeals Court of the validity of the "PagesJaunes" trademarks

As part of the lawsuit brought against PagesJaunes and France Télécom by Prodis in 2000, primarily regarding the nullity of the PagesJaunes trademark, the Paris Appeals Court, in a decision on 30 March 2005, confirmed the judgment that was handed down on 14 May 2003 by the Paris Superior Court regarding the validity of the "PagesJaunes" trademarks.

Acquisition of Edicom

In accordance with the Group's intentions announced when it was introduced on the stock market, PagesJaunes Group finalised the acquisition of Edicom from France Télécom. Edicom is Morocco's leading directory publisher, with 2004 revenues of 4.0 million euros. Edicom has been consolidated since 1 July 2005.

Withdrawal by the PagesJaunes Group from the France Télécom Group's mutual participation agreement

The PagesJaunes Group withdrew from the France Télécom Group's mutual participation agreement. While preserving the level of participation paid to the PagesJaunes Group's employees, this decision should lead to a reduction in the total amount of participation supported by the PagesJaunes Group, starting in fiscal year 2006. Under the new participation agreement, internal within the PagesJaunes Group and implemented starting in fiscal 2006, the impact of the new participation calculation should generate an improved consolidated operating result for the PagesJaunes Group.

Launching of the 118 008 PagesJaunes directory enquiry service

On 2 November 2005 in France, the PagesJaunes Group launched a directory enquiry service as part of the deregulation of the French directory enquiries market. This service will make it possible to find the information for an individual or company anywhere in France, and also to take advantage of innovative offers from all fixed and mobile operators. This new activity is based on a mixed business model that combines revenues from user customers (access to the service is paid for the caller) and revenues from publicity insertions sold to advertisers.

IV – SHARE CAPITAL – DISTRIBUTION

In accordance with the provisions of Article L. 233-13 of the Commercial Code, and allowing for the information received by applying Articles L. 233-7 and L. 233-12 of the Commercial Code, we remind you that *France Télécom owns more than half of the share capital and voting rights (54% as of 31 December 2005).*

On 10 February 2005 during fiscal year 2005, as part of an accelerated investment with institutional investors, France Télécom finalised the transfer of 22,303,169 PagesJaunes Group shares that it owned directly, representing 8% of the PagesJaunes Group's capital as of 10 February 2005.

The following table details the distribution of the PagesJaunes Group's capital as of 31 December 2005:

	Number of shares	% of capital	% of voting rights
France Télécom	150,546,830	54.0%	54.0%
Public	123,202,224	44.2%	44.2%
Employees (through the PagesJaunes Shares FCPE mutual fund)	4,940,556	1.8%	1.8%
Self-owned	100,000	0.0%	-
TOTAL	**278,789,610**	**100.0%**	**100.0%**

V – AGREEMENTS UNDER ARTICLE L 225-38 OF THE COMMERCIAL CODE

During the fiscal year ending 31 December 2005, the Company signed an agreement that may fall within the scope of Article L. 225-38 of the Commercial Code, i.e.:

- a loan contract to France Télécom for the reassignment of a tax debt that the PagesJaunes Group had with the government. This contract was authorised in advance by the Board of Directors of the PagesJaunes Group on 28 June 2005;
- a contract for transfer and acquisition of shares in Edicom, signed with Atlas Services Belgium. This contract was authorised in advance by the Board of Directors of PagesJaunes Group on 23 February 2005.

VI – SITUATION OF CORPORATE OFFICERS AND DIRECTORS

The table listing the mandates and duties performed by the corporate officers of the PagesJaunes Group as of 31 December 2005 is included in Chapter 14 of this document.

Former corporate officers of the PagesJaunes Group who exercised a mandate during fiscal year 2005

None.

VII – TOTAL COMPENSATION AND BENEFITS OF ANY KIND PAID BY THE PAGESJAUNES GROUP DURING THE FISCAL YEAR TO CORPORATE OFFICERS OF THE PAGESJAUNES GROUP

In accordance with applicable legal provisions, this report must include the total compensation and benefits of any kind paid by the PagesJaunes Group, in the form shares of stock, debt securities, or securities giving access to capital or conferring the right to assignment of debt securities, during the past fiscal year, to each of its corporate officers for that same year.

It must also list the aforementioned items received from companies controlled by the PagesJaunes Group and from the Company that controls the PagesJaunes Group.

The total amount of compensation and benefits of any kind paid to each corporate officer is as follows:

CORPORATE OFFICERS OF THE PAGESJAUNES GROUP

Compensation and benefits paid by the PagesJaunes Group (gross amounts, in euros, before employer contributions)

	Fixed		Variable		Profit sharing, participation and bonuses		Exceptional		In-kind benefits		Attendance fees	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Michel DATCHARY CEO	300,000	200,000	56,740	146,177	10,702	9,470			10,458	3,900	3,324 (1)	4,573 (1)
François de CARBONNEL											24,000	12,900
Élie COHEN											25,000	12,900
Jean-Hervé LORENZI											25,000	6,300
Rémy SAUTTER											24,000	12,900
Marcel ROULET											15,000 (2)	15,000 (2)

(1) Compensation for the Chairman of the Board of PagesJaunes for fiscal year 2004.
(2) Compensation to the advisor.

The Chairman of the Company's Board of Directors receives no compensation from the Company.

In 2005, the CEO was eligible for a variable portion whose annual amount could vary from 0 to 66% of the base salary, depending on the following performance criteria: 50% increase in revenues, 30% growth of the EBITDA, and 20% increase in net profit.

The amount of compensation paid to members of the Board of Directors for attendance fees in fiscal year 2005 was 98,000 euros.

According to the rules for distribution of attendance fees established by the Board of Directors, the Directors received:

- a fixed amount of 10,000 euros per year;
- a variable portion pro-rated depending on presence at Board of Directors meetings, with a base of 10,000 euros;
- a fixed amount of 5,000 euros for participation on a Committee.

The Group's salaried directors receive no compensation for their mandates, including their participation on the Board of Directors' committees. Only the expenses related to their participation on the Board of Directors and on committees may be reimbursed to them.

VIII – AMOUNT OF COMPENSATION AND BENEFITS OF ANY KIND RECEIVED BY THE CORPORATE OFFICERS OF THE PAGESJAUNES GROUP DURING THE FISCAL YEAR FROM COMPANIES CONTROLLED BY THE PAGESJAUNES GROUP

CORPORATE OFFICERS OF THE PAGESJAUNES GROUP

Compensation and benefits paid (gross amounts, in euros, before employer contributions)

	Fixed		Variable		Profit sharing, participation and bonuses		Exceptional		In-kind benefits		Attendance fees	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Jean-Claude MARCEAU*	66,995		40,654		13,389		2,000		-		-	

** Mr. Jean-Claude Marceau was elected as a Director by the General Shareholders' Meeting of 12 April 2005.*

IX – AMOUNT OF COMPENSATION AND BENEFITS OF ANY KIND RECEIVED BY THE CORPORATE OFFICERS OF THE PAGESJAUNES GROUP DURING FISCAL YEAR 2005 FROM THE COMPANY CONTROLLING THE PAGESJAUNES GROUP

CORPORATE OFFICERS OF THE PAGESJAUNES GROUP

Compensation and benefits paid (gross amounts, in euros, before employer contributions)

	Fixed		Variable		Profit sharing, participation and bonuses		Exceptional		In-kind benefits		Attendance fees	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Michel COMBES	312,604	300,000	176,485	166,243	15,705	11,143	-	-	33,278	3,887	-	-
Olivier BARBEROT	314,634	300,029	165,747	173,754	15,856	8,535	-	-	3,077	4,529	-	-
Patricia LANGRAND	212,603	142,499	107,075	47,631	12,015	5,750	-	-	162	-	-	-
Stéphane PALLEZ	305,150	204,196	165,747	29,902	9,158	-	-	-	486	283	-	-
Marcel ROULET	-	-	-	-	-	-	-	-	-	-	40,000	38,000

X – COMMITMENTS OF ANY KIND THAT ARE OR MAY BE DUE BECAUSE OF OR SUBSEQUENT TO THE ASSUMPTION OR CESSATION OF DUTIES

In accordance with applicable legal provisions, this report must include all commitments of any kind undertaken by the Company in favour of its corporate officers with regard to compensation, allowances, or benefits that are or may be due because of or subsequent to the assumption or cessation of their duties.

The Company did not establish specific supplemental retirement plans for its corporate officers.

Michel Datchary's employment contract includes a non-competition obligation limited to a 12-month period and applying to all French territory.

This non-competition obligation, if it is applied, will be compensated by a payment equal to 50% of the average monthly gross salary received over the last 12 months. It is limited to 25% of the average monthly gross salary received over the last 12 months if Michel Datchary departs by his own choosing.

Michel Datchary's employment contract includes clauses stipulating conventional and contractual severance benefits which may not exceed 21 months.

The Company did not incur any of the commitments described in the first paragraph above during the fiscal year.

XI – OPTIONS FOR SUBSCRIPTION OR PURCHASE OF SHARES

On 28 June 2005, the Board of Directors of the PagesJaunes Group offered certain of its employees and corporate officers a total of 3,796,800 options for subscription of PagesJaunes Group shares, representing 1.36% of the Company's capital and conferring the right to subscribe the same number of shares at the price of 19.30 euros per share.

Wanadoo subscription plan

The following table shows the four Wanadoo share subscription plan options available to certain corporate officers of the Company and adopted in accordance with Articles L. 225-177 and following of the Commercial Code at the Wanadoo Extraordinary General Shareholders' Meeting on 22 June 2000. Note that these Wanadoo share subscription options were converted into France Télécom share subscription options when France Télécom and Wanadoo merged on 1 September 2004.

France Télécom share subscription options offered during fiscal year 2005 to the corporate officers of the PagesJaunes Group and options taken by those officers	Number of options assigned or taken	Exercise price in euros	1st possible exercise date	Plan expiration dates
Options awarded in 2005	N/A	N/A	N/A	N/A
Options taken in 2005	M. Datchary 38,888	15.38	April 2004	April 2011
	M. Datchary 23,333	13.84	June 2005	June 2012
	J.C. Marceau 3,305	15.43	April 2004	April 2011
	J.C. Marceau 2,732	13.84	June 2005	June 2012
France Télécom share subscription options during fiscal year 2005 to the top ten employee recipients of the PagesJaunes Group who are not corporate officers	N/A	N/A	N/A	N/A
France Télécom share subscription options exercised in 2005 by the ten employees who are not corporate officers of the PagesJaunes Group and who took the greatest number of options	24,555	15.38	April 2004	April 2011
	81,702	13.84	June 2005	June 2012

PagesJaunes Group subscription plan

The table below shows the PagesJaunes share subscription plan options available to certain corporate officers of the Company and adopted in accordance with Articles L. 225-177 and following of the Commercial Code at the Mixed General Shareholder's Meeting of PagesJaunes on 12 April 2005.

PagesJaunes Group share subscription options offered during fiscal year 2005 to the corporate officers of the PagesJaunes Group and options taken by those officers	Number of options assigned or taken	Exercise price in euros	1st possible exercise date	Plan expiration dates
	M. Datchary 72,000	19.30	June 2008	June 2015
Options awarded in 2005	J.C. Marceau 3,000	19.30	June 2008	June 2015
Options taken in 2005	N/A	N/A	N/A	N/A
PagesJaunes Group share subscription options during fiscal year 2005 to the top ten employee recipients of the PagesJaunes Group who are not corporate officers	336,000	19.30	June 2008	June 2015
PagesJaunes Group share subscription options exercised in 2005 by the ten employees who are not corporate officers of the PagesJaunes Group and who took the greatest number of options	N/A	N/A	N/A	N/A

XII – FREE ALLOCATION OF SHARES

The company did not allocate any free shares to employees or corporate officers during the fiscal year.

XIII – OPERATIONS EXECUTED BY PAGESJAUNES GROUP ON ITS OWN SECURITIES DURING THE FISCAL YEAR AND NEW COMPANY SHARE BUYBACK PROGRAMME

On 14 November 2005, the Company awarded a liquidity contract to Rothschild & Cie Bank, for the duration of one year with tacit renewal, in accordance with the Professional Ethics Chart established by the French Association of Investment Companies and approved by the Financial Market Authority in its decision of 22 March 2005. To implement this contract, 17 million euros were assigned to the liquidity account.

For the liquidity contract awarded by PagesJaunes to Rothschild & Cie Bank, the following resources were in the liquidity account as of 30 December 2005:

- 100 000 shares;
- €14,877,738.00.

The operations executed under the above-mentioned liquidity contract during the fiscal year are described in the special Board of Directors report on self-owned stock purchasing operations.

We propose the termination, effective immediately, of the authorisation to purchase Company shares that was given in the ninth resolution at the Mixed General Shareholders' Meeting on 12 April 2005, and then authorising the Company to buy its own shares, in accordance with Articles L. 225-209 and following of the Commercial Code, with a limit of 10% of the amount of share capital existing on the date of this meeting, subject to the following conditions:

- the maximum purchase price may not exceed 30 euros per share, with the stipulation that, in case of operations involving capital, such as incorporation of reserves, allocation of free shares, and/or division or regrouping of shares, this price may be adjusted as a consequence;
- therefore, the maximum amount of funds intended for the buyback programme is 836,368,830 euros, calculated based on the share capital as of 7 February 2006, and this maximum amount can be adjusted to reflect the amount of capital on the date of the General Shareholders' Meeting;
- this authorisation is valid for eighteen months;
- the acquisitions made by the Company by virtue of this authorisation may not under any circumstances cause it to own, directly or indirectly, more than 10% of the shares composing the share capital;
- these shares can be acquired or transferred, including during periods of public offers that are transacted in case, under the conditions and limits governing volumes and prices that are stated in the texts in effect on the date of the operation in question, by any method, including on the market or by mutual agreement, by acquisition or transfer of blocks, through the use of derivative financial instruments negotiated on a controlled market or by mutual agreement, subject to the conditions stipulated by the market authorities and at the times considered appropriate by the Board of Directors or the person acting on behalf of the Board of Directors.

These share purchases may result in any allocation permitted by law, and the goals of this share buyback programme are:

- to implement and honour the obligations related to the share option programmes or other allocations of shares to employees of the Company or of associated companies and, in particular, to allocate shares to employees of the PagesJaunes Group as part of (i) company profit sharing, (ii) any share purchase or free share allocation plan benefiting employees under the conditions required by law, specifically by Articles L. 443-1 and following of the Labour Code, or (iii) any share purchase option or free share allocation plan benefiting all or certain employees and corporate officers, and to execute all coverage operations related to these transactions, subject to the conditions stipulated by the market authorities and at the times considered appropriate by the Board of Directors or the person acting on behalf of the Board of Directors;
- to reduce the Company's capital by applying the eleventh resolution from the General Shareholders' Meeting of 19 April 2006, subject to its being adopted;
- to ensure the liquidity of PagesJaunes Group stock through an investment services provider under a liquidity contract in accordance with the ethics chart recognised by the financial market authority;
- to conserve shares for later exchange or use as payment for possible external growth operations;
- to implement and honour obligations related to debt securities that can be converted into owned securities, and in particular to reposition shares when the rights attached to securities are exercised, giving immediate or deferred access to the shares by any means, and to perform all coverage operations for PagesJaunes Group obligations related to these securities, subject to the conditions stipulated by the market authorities and a the times considered appropriate by the Board of Directors or the person acting on behalf of the Board of Directors.

XIV – ATTENDANCE FEES AND ADVISOR COMPENSATION

We propose that you set the amount of attendance fees allocated to members of the Board of Directors at 250,000 euros for the fiscal year in progress and subsequent years, until a new decision is made at a General Shareholders' Meeting.

We also propose that you set the advisor compensation at a fixed annual amount of 10,000 euros and at 2,500 euros per Board of Directors meeting and 1,000 euros per meeting of a Board of Directors Committee of which he is a member, for the current fiscal year and subsequent years, until a new decision is made at a General Shareholders' Meeting.

XV – SIGNIFICANT EVENTS OCCURRING AFTER THE END OF THE YEAR

Claim with the Competition Commission

On 24 January 2006, the Company was informed of a claim filed with the Competition Commission on 10 January 2006 by the Company Le Numéro relating to practices that were to be implemented by PagesJaunes in the field of directory enquiry services.

XVI – EXTRAORDINARY RESOLUTIONS

We propose that you modify Article 16 of the Company Statutes to allow directors to participate in Board meetings via telecommunications. Consequently, paragraph 6 of Article 16 would be modified to:

"Subject to statutory and regulatory provisions, Board meetings may take place by means of videoconferencing or any other means of telecommunication, and directors who are taking part in the Board meeting via videoconferencing, or any means of telecommunication which allows them to be identified and which guarantees their effective participation, will be deemed to be present for the purposes of calculating of the quorum and the majority".

The rest of the Article remains unchanged.

We also propose that you modify Articles 31 and 32 of the Company Statutes in order to modify the rules of quorum so that they comply with Articles L. 225-96 and L. 225-98 of the Commercial Code, as modified by Law no. 2005-842 of 26 July 2005. Consequently, Articles 31 and 32 are modified as follows:

"Article 31 – Ordinary General Meeting

The Ordinary General Meeting is called to take all decisions other than those which modify the Statutes. It is held at least once a year to approve the accounts for the previous year, within six months of the Company year end except in the case of a legally prescribed prolongation.

When it is first convened, its deliberations are only valid if those shareholders present, either via a representative or having voted remotely, own at least one fifth of the voting shares. When convened for the second time, a quorum is not required. It may make rulings with the majority of votes of those shareholders present, either via a representative or having voted remotely.

For the purposes of calculating the quorum and the majority, those shareholders participating in the meeting via videoconferencing, or other means of telecommunication which allows them to be identified, and whose nature and conditions of application are determined by the laws and regulations currently in force, are deemed to be present.

Article 32 – Extraordinary General Meeting

The Extraordinary General Meeting alone is authorised to modify the Statutes in all their provisions. However, it may not increase the shareholders' commitments, subject to operations resulting from the merging of shares which takes place regularly.

Subject to the statutory provisions which apply to increases in capital realised by incorporation of reserves, profits or issue premiums, its deliberations are only valid if those shareholders present, either via a representative or having voted remotely, own at least one quarter (when convened for the first time) or one fifth (when convened for the second time) of the voting shares. If this latter quorum is not achieved, the second meeting may be postponed to a later date which is not more than two months from the date on which it was originally convened, and the quorum of one fifth is again required.

Subject to the same statutory provisions, it may make rulings with a two thirds majority of the votes of those shareholders present, either via a representative or having voted remotely.

For the purposes of calculating the quorum and the majority, those shareholders participating in the meeting via videoconferencing, or other means of telecommunication which allows them to be identified, and whose nature and conditions of application are determined by the laws and regulations currently in force, are deemed to be present."

Your Board of Directors also requests that you withdraw, with immediate effect on the day of your Meeting, the authority granted by the Mixed General Assembly of 12 April 2005 through its 21st resolution, which gave your Board of Directors the power to reduce the capital by cancelling ordinary shares, and to authorise the Board of Directors, within the framework of the 9 resolution, to reduce the capital by cancelling ordinary PagesJaunes Group shares as part of the share repurchase programmes adopted by the Company. To comply with the law, shares may only be cancelled up to a limit of 10% of the Company's capital in any twenty-four month period.'

In accordance with Articles L. 225-197-1 and following of the Commercial Code, we request that you authorise the Board of Directors to proceed with allocations of free ordinary Company shares, either existing or yet to be issued.

The beneficiaries will be employees or social representatives of the Company or of companies or groups which are connected in the sense of Article L. 225-197-2 of the Commercial Code, or certain categories of these.

The total number of ordinary shares allocated freely under the terms of this resolution may not represent more than 0.5% of your company's capital.

If the Board of Directors exercises the powers which your Meeting grants to it by voting for the resolutions which have been proposed, it will draw up a supplementary report, where required, on the use of these powers, under the conditions provided for by the law and regulations currently in force.

In addition, when shares have been issued by virtue of these powers, the Statutory Auditors will draw up a report to the Board of Directors, under the conditions provided for by the law and regulations currently in force.

The table presenting the financial powers granted by the General Meeting to the Board of Directors is included in the Company's *document de référence* in Section 21.1.1.

I Rapport social

The number of employees in the Company stood at 31 on 31 December 2005. All information relating to PagesJaunes Group's workforce can be found in Chapter 17 of the PagesJaunes Group's 2005 *document de référence*.

In 2005, a corporate organisation structure was implemented for finance, legal matters, strategy, human resources and communication. The teams have been put together progressively throughout the year. A first core was formed by transfer from PagesJaunes SA, and was completed by movements within the France Télécom group, and also by external recruitment.

Also, a profit-sharing agreement for PagesJaunes Group co-workers was signed in 2005.

Finally, after authorisation from the General Meeting on 12 April 2005, PagesJaunes Group instituted a stock option allocation plan. These stock options have been allocated to approximately 800 co-workers from the Group's various subsidiaries (Plan approved at the Board Meeting of 28 June 2005).

II Research and development

The Group has a characteristic, strong culture of innovation which does not necessitate high levels of investment in basic research and development. However, to keep abreast of technological developments, the Group has increased its investment in this area in 2005.

III Environmental impact of company activity

In the context of its business activities, the Group is subject to a certain number of environmental, health and safety regulations. It is committed to limiting environmental impact as much as possible. The environmental impact of the activities undertaken directly by the Group falls into two categories: on the one hand, the risks connected with the production and circulation of a large quantity of paper and on the other, the risks connected with "office" activities, to which comparable companies are also exposed.

In order to limit the impact connected with the production and circulation of printed directories, the Group has introduced procedures aiming to reduce the quantity of paper the activity uses and to promote recycling of used paper.

Less paper consumed

To limit the quantity of paper necessary, without limiting the distribution of its products, the Group has implemented the following measures:

- optimisation of targeting, by evaluating more precisely the number of directories to be supplied, in order to adapt the number of directories delivered more closely to the needs of the users;
- optimisation of the layout and format of the directories, allowing the consumption and waste of paper to be limited during production of the directories.

In this way, the level of paper consumed in the publication of the PagesJaunes directory and the Annuaire has been falling for several years. It amounted to approximately 66,732 tonnes for the year 2005, 67,141 tonnes for the year 2004 and 69,900 tonnes for the year 2003.

More efficient recycling of the directories

At the same time, the Group has been making efforts to achieve wider and more efficient recycling of the directories produced.

On one hand, a proportion of the paper pulp used is made up of recycled paper, and on the other, a proportion of the paper purchased is recovered during the manufacturing and printing processes and is then recycled. Furthermore, a variety of recovery and/or recycling measures have been introduced. The Group has also adopted the so-called "drop off/collection" system, which makes the directory distributors in the densest urban areas responsible for collecting old directories when they deliver the new ones. Finally, surplus directories are recovered/recycled in the same way as out-of-date directories. All directories collected in this way are recycled by specialist waste management companies. Now, more than 25% of the paper purchased can be recycled in this way.

Environmental impact connected with "office" activities

The Group's companies have introduced a number of environmental protection measures, particularly by reducing the resources consumed and by recycling materials used.

Within PagesJaunes, for example, an operation to collect used batteries, printer cartridges and photocopiers has been put in place. In Sèvres, 1,216 printer cartridges, 50 kilos of fluorescent tubes and 50 kilos of used batteries were collected.

In Saint-Laurent de Médoc, 287 kilos of magnetic tapes and disks were recycled and 560 litres of chemical photographic products were removed and treated.

Overall, although the Company has adopted a proactive policy for identification and management of environmental, health and safety issues, it cannot guarantee that a loss linked to the environment, or to the application of environmental regulations, will not be incurred.

IV Prospects for development

This chapter contains indications of the Group's objectives. The reader is reminded that these prospective statements depend on circumstances or events which may occur in the future. These statements are not historical facts and should not be interpreted as a guarantee that the events or information expressed will actually occur or that the objectives will be achieved. By their nature, these objectives may not be achieved, and the forecasts on which they are based could turn out to be erroneous. The reader is invited to take into consideration the risk factors described in Chapter 4 "Risk factor" in the Company's *document de référence*.

Financial objectives

The Group's ambition for 2006 is to:

- pursue continued growth;
- maintain a high level of operating profitability, especially through:
  - the relaunch of the Annuaire in France thanks to a new editorial and advertising offer,
  - the extension of pagesjaunes.fr services by pursuing a growth strategy which is based on the development of functionalities, the enrichment of its contents and the optimisation of providing contacts,
  - the development of directory enquiry services (118 008) in France.

V Progress of the principal subsidiaries' business

Segment 1: PagesJaunes in France

The consolidated revenue for the PagesJaunes in France segment is 956 million euros in 2005 compared with 904 million euros in 2004 (on historical data and data on a comparable basis), representing an increase of 5.8%. The progression in PagesJaunes' activities has been obtained by the 12.0% growth in revenue for "on-line services" and by the 3.1% increase for the "printed directories".

The gross operating margin of PagesJaunes in France stands at 458 million euros in 2005, up 10.5% compared with 2004. PagesJaunes in France's gross operating margin rate represents nearly 48% of the segment revenue.

Segment 2: International operations and subsidiaries

The consolidated revenue for the International operations and subsidiaries segment has reached 109 million euros in 2005, and has grown by 42.4% compared with 2004 on historical data and by 9.4% on a comparable basis. This level of growth, on a comparable basis, has resulted principally from the increase in revenue for the subsidiary QDQ Media.

QDQ Media

QDQ Media's revenue stands at 41.8 million euros in 2005 on company data, up by more than 14.4% on the 2004 figure. This evolution results principally from the growth in revenues from the internet business QDQ.com, which has practically doubled between the two periods, and from the average growth in revenue per advertiser which is up 6.6% on 2004.

Kompass France

Kompass France's revenue stands at 27.2 million euros in 2005 on company data, up 9.4% on the 2004 figure. This growth has resulted principally from the increased client base.

Wanadoo Data

Wanadoo Data's revenue stands at 12.6 million euros in 2005 on company data, up 8.3% on the 2004 figure.

Mappy

Mappy realised revenue of 7.9 million euros in 2005 on company data, up nearly 43% on the 2004 figure.

The consolidated gross operating margin for the International Operations and Subsidiaries segment is positive at 5.5 million euros in 2005, compared with a loss of 2.2 million euros in 2004 on a like for like basis. This growth has resulted principally from QDQ Media showing a profit once more.

We now present in detail the annual accounts and consolidated accounts, which we submit for your approval. The rules on presentation and the methods of evaluation used for drawing up these documents conform to the current regulations.

In their general report and in their special report, your Auditors record the accomplishment of their mission.

Your Board invites you to adopt the resolutions which it submits to your vote.

Drawn up in Sèvres,
The Board of Directors

FINANCIAL RESULTS FOR THE PAST FIVE FISCAL YEARS (ARTICLES 133-135-148 OF THE DECREE OF 23 MARCH 1967)

NATURE OF THE INFORMATION (in thousands of euros)	Fiscal year 2001	Fiscal year 2002	Fiscal year 2003	Fiscal year 2004	Fiscal year 2005
1 – FINANCIAL SITUATION AT THE END OF THE FISCAL YEAR					
a) Share capital	54,810,000	54,810,000	54,810,000	55,757,922	55,757,922
b) Number of existing ordinary shares	182,700	182,700	182,700	278,789,610	278,789,610
2 – GLOBAL RESULT OF OPERATIONS CARRIED OUT					
a) Revenue before tax	751,720	805,645	847,610	4,971	9,827
b) Profit before tax, participation, amortisation and provisions	273,833	366,345	336,064	3,953,234	236,001
c) Tax on profits	100,120	120,601	107,156	0	(6,611)
d) Employee participation for the fiscal year	21 207	24 440	26 778	0	0
e) Profit after tax, amortisation and provisions	167,286	206,106	167,924	3,948,522	242,143
f) Amount of profit distributed in n + 1	151,641	248,107	235,957	259,274	284,365*
3 – RESULTS FOR OPERATIONS REDUCED TO A SINGLE SHARE					
a) Profit after tax and participation but before amortisation, provisions	835	1,211	1,106	14.18	0.87
b) Profit after tax, participation, amortisation and provisions	916	1,128	919	14.16	0.87
c) Dividend paid out per share	830	1,358	1,291	0.93	1.02
4 – PERSONNEL					
a) Average staff employed during the fiscal year	2,802	2,935	2,970	17	27
b) Wage bill	127,848	139,382	141,457	2,074	3,969
c) Amount of sums paid out as social benefits	51,337	56,845	57,113	1,125	1,587

** Proposal submitted to the General M eeting of 19 April 2006.*

20.4 Special Report of the Board of Directors to the Combined ordinary and extraordinary Shareholders' Meeting of the PagesJaunes Group on 19 April 2006

The aim of this report is (i) to inform the PagesJaunes Group's General Shareholders' Meeting, in accordance with Article L. 225-209, paragraph 2, of the French Commercial Code, of the completion of buybacks of its own shares under the buyback programme approved by the General Shareholders' Meeting of 12 April 2005 (ninth resolution), and (ii) to present the new buyback programme on which the PagesJaunes Group's General Shareholders' Meeting of 19 April 2006 will be asked to vote (eighth resolution).

This document has been prepared in accordance with Articles 241-1 et seq. of the General Regulations of the *Autorité des marchés financiers* (AMF).

1. REPORT ON THE BUYBACK PROGRAMME APPROVED ON 12 APRIL 2005 (2005 BUYBACK PROGRAMME)

At the Combined ordinary and extraordinary Shareholders' Meeting of 12 April 2005, PagesJaunes Group's shareholders authorised the Company, in the ninth resolution adopted by this meeting, to purchase its own shares up to a limit of 10% of the Company's total share capital (the "2005 Buyback Programme").

1.1. Summary of the principal characteristics of the 2005 Buyback Programme

The principal characteristics of the 2005 Buyback Programme are as follows:

- the maximum purchase price may not exceed €30 per share; consequently, the maximum amount of funds intended for the buyback programme is €836,368,830, which is calculated on the basis of the share capital at 23 February 2005; this maximum amount may be adjusted to reflect the total capital as of the date of the General Shareholders' Meeting;
- this authorisation is valid for a period of 18 months, i.e. until 12 October 2006;
- the purchase or transfer of these shares may be carried out by any means, under the conditions and within the limits provided by the laws in force as of the date of the planned transactions, including during a public offering as long as it is exclusively for cash.

These purchases of shares may be carried out for the purpose of any allocation permitted by law, with the objectives of the 2005 Buyback Programme being as follows:

- to allocate shares to PagesJaunes Group's employees and particularly within the framework of: (i) employee profit sharing, (ii) any stock purchase plan or bonus issue of shares to employees under the terms set out by law, and particularly by articles L. 443-1 et seq. of the French Labour Code, or (iii) any stock option plan offered to employees and company officers, or some of them, and to carry out any hedging operations relating to these operations, under the terms set out by the market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors;
- to reduce the Company's share capital in accordance with resolution 21 adopted by the General Shareholders' Meeting of 12 April 2005;
- to stimulate the secondary market or the liquidity of the PagesJaunes Group's share by an investment services provider through a liquidity contract that complies with the ethics charter approved by the AMF;
- to retain shares to be subsequently offered for exchange or as payment in connection with any future external growth operations;
- to distribute shares when rights attached to securities giving access to shares by any means, immediately or in the future, are exercised, and to carry out any hedging operations in proportion to PagesJaunes Group's obligations related to these securities, under the terms set out by the market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors;
- to execute any market operation which may be recognised by the law or the AMF in the future.

1.2. Operations carried out under the 2005 Buyback Programme

On 12 April 2005, the date of the General Shareholders' Meeting that approved the 2005 Buyback Programme, the Company did not hold, either directly or indirectly, any Company shares.

Between 12 April 2005 and 14 November 2005, date on which a liquidity contract was made (see below), the Company did not purchase or sell any Company shares.

The PagesJaunes Group's Board of Directors launched the 2005 Buyback Programme through a decision taken on 22 September 2005. A liquidity contract was made with Rothschild et Cie Banque on 14 November 2005 for a term of one year renewable by tacit agreement. This liquidity contract complies with the ethics charter established by the *Association Française des Entreprises d'Investissement* approved by the AMF.

The operations carried out under the 2005 Buyback Programme during the period between 14 November 2005 and 30 January 2006 can be summarised as follows:

Up-to-date table at 30 January 2006	
Number of shares comprising the PagesJaunes Group's capital at 12 April 2005	278,789,610
Capital in own shares held directly or indirectly at 12 April 2005	0
Number of shares purchased between 12 April 2005 and 30 January 2006	603,579
Gross average weighted price of shares purchased (euros)	21.43
Number of shares sold between 12 April 2005 and 30 January 2006	423,579
Number of shares transferred between 12 April 2005 and 30 January 2006	0
Number of shares cancelled during the last 24 months	0
Capital in own shares held directly or indirectly at 30 January 2006	180 000
Book value of portfolio at 30 January 2006 (euros)	3,845,593
Market value of portfolio at 30 January 2006 (euros)	3,762,000

1.3. Summary declaration tables

In accordance with the provisions of article L.241-2 of the AMF's general regulations, the following tables show a breakdown of total gross cash flows and open positions at 30 January 2006, as well as the operations carried out in cash under the 2005 Buyback Programme (at 30 January 2006).

All shares purchased and sold by PagesJaunes Group between 12 April 2005 and 30 January 2006 were purchased and sold under the liquidity contract made with Rothschild et Cie Banque on 14 November 2005.

1.3.1. Breakdown of total gross cash flows and open positions at 30 January 2006

	Total gross cash flows		Open positions as of today			
	Purchases	Sales/Transfers	Open positions for purchase		Open positions for sale	
Number of shares	603,579	423,579	Purchase options purchased	Forward purchases	Purchase options sold	Forward sales
Average maximum maturity	-	-	NA	NA	NA	NA
Average transaction price	21.43	21.68	NA	NA	NA	NA
Average strike price	–	-	NA	NA	NA	NA
Amounts	12,933,935	9,182,855	NA	NA	NA	NA

1.3.2. Operations carried out in cash at 30 January 2006

The breakdown of operations carried out is shown in the notes to this report.

2. BUYBACK PROGRAMME SUBMITTED TO THE GENERAL SHAREHOLDERS' MEETING OF 19 APRIL 2006 (2006 BUYBACK PROGRAMME)

2.1. Overview of the 2006 Buyback Programme

PagesJaunes Group's Board of Directors would like the Company to continue to have a share buyback programme.

To this end, a proposal will be made to the General Shareholders' Meeting of 19 April 2006 to end, effective immediately, the authorisation granted to the Board of Directors by the Mixed Shareholders' Meeting of 12 April 2005 and, in accordance with the provisions of article L. 225-209 et seq. of the Commercial Code, to approve a programme to buy back the company's own shares, up to a maximum of 10% of the Company's capital as it exists on the day of the meeting (the "2006 Buyback Programme").

2.2. Date of PagesJaunes Group's General Shareholders' Meeting that must approve the 2006 Buyback Programme

The 2006 Buyback Programme will be submitted to PagesJaunes Group's General Shareholders' Meeting on 19 April 2006 for approval.

2.3. Number of shares held directly or indirectly by the Company

At 30 January 2006, the Company directly holds 180,000 of its own shares, which represent 0.065% of the Company's capital. As of this date, the Company held no shares indirectly.

2.4. Distribution by objective of the shares held

All the shares held were purchased and are retained under the liquidity contract made with Rothschild et Cie Banque on 14 November 2005.

2.5. Objectives of the 2006 Buyback Programme

These purchases of shares may take place for the purpose of any allocation permitted by law, and the objectives of the 2006 Buyback Programme would be:

- to establish and honour obligations related to the stock option plans or other allocations of shares to employees of the Company or affiliates and, in particular, to allocate shares to PagesJaunes Group's employees within the framework of (i) employee profit sharing, (ii) any stock purchase plan or bonus issue of shares to employees under the terms set out by law, and particularly by articles L. 443-1 et seq. of the French Labour Code, or (iii) any stock option plan or bonus issue of shares to employees and company officers, or some of them, and to carry out any hedging operations relating to these operations, under the terms set out by the market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors;
- to reduce the Company's share capital, subject to the adoption by the General Shareholders' Meeting of 19 April 2006 of the draft resolution submitted to it aimed at authorizing the Company to reduce its capital;
- to ensure the liquidity of the PagesJaunes Group's share by an investment services provider through a liquidity contract that complies with the ethics charter approved by the AMF;
- to retain shares to be subsequently offered for exchange or as payment in connection with any future external growth operations;
- to establish and honour obligations related to debt securities which are convertible to certificates of ownership and, in particular, to distribute shares when rights attached to securities giving access to shares by any means, now or in the future, are exercised, and to carry out any hedging operations in proportion to PagesJaunes Group's obligations related to these securities, under the terms set out by the market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors.

2.6. Maximum portion of capital covered by the 2006 Buyback Programme and maximum number of shares that can be purchased under the 2006 Buyback Programme

The maximum portion which PagesJaunes Group could purchase under the 2006 Buyback Programme is 10% of the Company's total capital on the day of the meeting of 19 April 2006.

The maximum number of shares that can be purchased under the 2006 Buyback Programme is 27,778,961 shares, on the basis of the share capital at 30 January 2006.

2.7. Maximum purchase price

The maximum purchase price would be 30 euros per share, with the stipulation that, in the case of capital transactions, such as those involving capitalisation of reserves and the allocation of free shares and/or the division or consolidation of shares, this price would be adjusted accordingly.

The maximum amount of the funds to be used for the buyback program would therefore total 836,368,830 euros, based on a maximum purchase price of 30 euros per share and the share capital at 30 January 2006.

2.8. Characteristics of the shares covered by the 2006 Buyback Programme

The PagesJaunes Group shares covered by the 2006 Buyback Programme are ordinary shares.

2.9. Term of the 2006 Buyback Programme

The 2006 Buyback Programme would be authorised for a period of 18 months following the approval date, i.e. until 19 October 2007.

2.10. Other terms and conditions of the 2006 Buyback Programme

The purchase or transfer of these shares could be carried out, including during a public offering provided that it is paid exclusively in cash, under the terms and limits – such as those related to volumes and prices – set out in the laws in force as of the date of the planned operations, by any means, either on the market or by private contract, including by the purchase or sale of blocks of shares or by the use of derivative instruments traded on a regulated or over-the-counter market, under the terms set out by the market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors.

The number of shares purchased by the Company for the purpose of retaining them and offering them subsequently as payment or exchange within the framework of a merger, spin-off or capital contribution could not exceed 5% of its capital.

Moreover, in accordance with the provisions of article L. 241-2 of the AMF's general regulations, any significant change in any information presented in this report will be made known to the public as quickly as possible under the terms set out in article 212-13 of the AMF's general regulations.

Consequently, a draft resolution aimed at granting the Board of Directors full powers to implement the 2006 Buyback Programme under the terms described above will be submitted to the General Shareholders' Meeting of 19 April 2006 for approval.

NOTES: LIST OF OPERATIONS CARRIED OUT IN CASH AT 30 JANUARY 2006

Date of transaction	Name of intermediary	Purchase, sale, transfer	Number of shares	Incl. number of shares purchased/sold under a liquidity contract	Price of transaction (euros)	Amount of transaction (euros)
15 Nov. 2005	Rothschild et Cie Banque	Purchase	5,000	5,000	21.33	(106,650.00)
16 Nov. 2005	Rothschild et Cie Banque	Purchase	10,000	10,000	21.31	(213,100.00)
17 Nov. 2005	Rothschild et Cie Banque	Purchase	3,000	3,000	21.25	(63,750.00)
18 Nov. 2005	Rothschild et Cie Banque	Purchase	10,000	10,000	21.19	(211,900.00)
21 Nov. 2005	Rothschild et Cie Banque	Purchase	9,800	9,800	21.19	(207,662.00)
22 Nov. 2005	Rothschild et Cie Banque	Purchase	5,700	5,700	21.15	(120,555.00)
23 Nov. 2005	Rothschild et Cie Banque	Purchase	2,250	2,250	21.15	(47,587.50)
24 Nov. 2005	Rothschild et Cie Banque	Purchase	34,250	34,250	21.08	(721,990.00)
25 Nov. 2005	Rothschild et Cie Banque	Purchase	15,000	15,000	20.95	(314,250.00)
28 Nov. 2005	Rothschild et Cie Banque	Purchase	35,000	35,000	20.74	(725,900.00)
29 Nov. 2005	Rothschild et Cie Banque	Purchase	15,000	15,000	20.56	(308,400.00)
02 Dec. 2005	Rothschild et Cie Banque	Sale	10,000	10,000	21.20	212,000.00
06 Dec. 2005	Rothschild et Cie Banque	Purchase	10,000	10,000	20.95	(209,500.00)
08 Dec. 2005	Rothschild et Cie Banque	Purchase	2,510	2,510	21.04	(52,810.40)
12 Dec. 2005	Rothschild et Cie Banque	Purchase	17,077	17,077	20.92	(357,250.84)
13 Dec. 2005	Rothschild et Cie Banque	Purchase	4,013	4,013	20.86	(83,711.18)
15 Dec. 2005	Rothschild et Cie Banque	Sale	67,600	67,600	21.19	1,432,444.00
15 Dec. 2005	Rothschild et Cie Banque	Sale	100,000	100,000	21.18	2,118,000.00
19 Dec. 2005	Rothschild et Cie Banque	Purchase	4,000	4,000	21.72	(86,880.00)
20 Dec. 2005	Rothschild et Cie Banque	Sale	4,000	4,000	21.79	87,160.00
23 Dec. 2005	Rothschild et Cie Banque	Purchase	15,000	15,000	22.36	(335,400.00)
27 Dec. 2005	Rothschild et Cie Banque	Purchase	9,200	9,200	22.15	(203,780.00)
29 Dec. 2005	Rothschild et Cie Banque	Purchase	29,800	29,800	22.07	(657,686.00)
30 Dec. 2005	Rothschild et Cie Banque	Purchase	45,000	45,000	21.98	(989,100.00)
03 Jan. 2006	Rothschild et Cie Banque	Purchase	2,500	2,500	21.74	(54,350.00)
04 Jan. 2006	Rothschild et Cie Banque	Sale	7,500	7,500	22.29	167,175.00
05 Jan. 2006	Rothschild et Cie Banque	Sale	13,232	13,232	22.36	295,867.52
05 Jan. 2006	Rothschild et Cie Banque	Sale	17,000	17,000	22.34	379,780.00
05 Jan. 2006	Rothschild et Cie Banque	Purchase	15,232	15,232	22.04	(335,713.28)
06 Jan. 2006	Rothschild et Cie Banque	Purchase	5,000	5,000	21.83	(109,150.00)
09 Jan. 2006	Rothschild et Cie Banque	Purchase	2,000	2,000	21.70	(43,400.00)
10 Jan. 2006	Rothschild et Cie Banque	Sale	7,000	7,000	22.29	156 030,00
10 Jan. 2006	Rothschild et Cie Banque	Purchase	30,000	30,000	21.94	(658,200.00)
11 Jan. 2006	Rothschild et Cie Banque	Purchase	4,206	4,206	21.99	(92,489.94)
13 Jan. 2006	Rothschild et Cie Banque	Purchase	22,794	22,794	21.68	(494,173.92)
17 Jan. 2006	Rothschild et Cie Banque	Purchase	2,250	2,250	21.70	(48,825.00)
18 Jan. 2006	Rothschild et Cie Banque	Purchase	60,592	60,592	21.28	(1,289,397.76)
19 Jan. 2006	Rothschild et Cie Banque	Sale	22,842	22,842	21.97	501,838.74
19 Jan. 2006	Rothschild et Cie Banque	Sale	40,000	40,000	21.97	878,800.00
23 Jan. 2006	Rothschild et Cie Banque	Purchase	1,000	1,000	21.51	(21,510.00)
25 Jan. 2006	Rothschild et Cie Banque	Sale	8,700	8,700	21.97	191,139.00
25 Jan. 2006	Rothschild et Cie Banque	Purchase	500	500	21.51	(10,755.00)
26 Jan. 2006	Rothschild et Cie Banque	Sale	88,222	88,222	21.98	1,939,119.56
26 Jan. 2006	Rothschild et Cie Banque	Sale	35,565	35,565	21.97	781,363.05
27 Jan. 2006	Rothschild et Cie Banque	Sale	1,918	1,918	21.97	42,138.46
27 Jan. 2006	Rothschild et Cie Banque	Purchase	130,905	130,905	21.50	(2,814,457.50)
30 Jan. 2006	Rothschild et Cie Banque	Purchase	45,000	45,000	20.97	(943,650.00)

20.5 Verification of the annual historical financial information

PagesJaunes Group, SA

Fiscal year ended 31 December 2005

GENERAL AUDITORS' REPORT ON THE ANNUAL FINANCIAL STATEMENTS

Dear Shareholders,

Pursuant to the mission entrusted to us by your General Shareholders' Meeting, we present to you our report for the fiscal year ended 31 December 2005, on:

- the audit of the annual financial statements of the PagesJaunes Group, as they are attached to this report;
- the basis for our assessments;
- the specific verifications and the information required by law.

The annual financial statements were drawn up by the Board of Directors. Based on our audit, it is our task to express an opinion concerning these financial statements.

I. Opinion on the annual financial statements

We performed our audit according to professional standards applicable in France. These standards require the implementation of procedures to obtain reasonable assurance that the annual financial statements do not contain any significant misstatements. An audit consists in examining, on a test basis, the evidence supporting the data contained in the financial statements. It also consists in assessing the accounting principles applied, the significant estimates made in the preparation of the financial statements, and their overall presentation. We believe that our audits provide a reasonable basis for the opinion expressed below.

We certify that the annual financial statements, in accordance with French accounting rules and principles, are true and in good order and fairly reflect the results of operations during the preceding fiscal year, as well as the Company's financial position and assets at the end of said year.

II. Basis for the assessments

In accordance with the provisions of article L. 823-9 of the French Commercial Code relating to the basis for our assessments, we draw your attention to the following points:

- your Company's management has made estimates and assumptions affecting the amounts shown in its financial statements and accompanying notes. The results achieved may turn out to be different from these estimates based on different assumptions or situations. As part of our audit of the annual financial statements, we have considered that the accounts subject to significant accounting estimates and for which our assessments are justifiable include equity interests;
- in accordance with French professional standards applicable to accounting estimates, we have, among other things, concerning the aforementioned assets: assessed the data and assumptions on which the estimates are based, including in particular the cash flow forecasts made by the Company's operations departments; reviewed the calculations made by the Company and the sensitivity of the principal values in use; compared the accounting estimates of prior fiscal years with the corresponding actual amounts, and reviewed the procedure used by Management to approve these estimates;
- the assessments thus made are an integral part of our audit of the annual financial statements, taken as a whole, and have therefore helped us form the opinion expressed by us in the first part of this report.

III. Specific verifications and information

We also performed the specific verifications required by law, according to professional standards applicable in France.

We have no comments regarding the accuracy of the information provided in the Board of Directors' management report and documents sent to shareholders concerning the financial position and annual financial statements, or the consistency of this information with the annual financial statements.

In accordance with the law, we have ensured that the various information relating to the acquisition of holdings and control and the identity of the holders of the capital and voting rights has been reported to you in the management report.

Neuilly-sur-Seine and Paris – La Défense, 2 March 2006

The Auditors

DELOITTE & ASSOCIÉS		ERNST & YOUNG AUDIT	
Eric Gins	Jean-Paul Picard	Christian Chiarasini	Jérémy Thurbin

PagesJaunes Group, SA

Fiscal year ended 31 December 2005

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Dear Shareholders,

Pursuant to the mission entrusted to us by your General Shareholders' Meeting, we have audited the PagesJaunes Group's consolidated financial statements for the fiscal year ended 31 December 2005, as they are attached to this report.

The consolidated financial statements were drawn up by the Board of Directors. Based on our audit, it is our task to express an opinion concerning these financial statements. These financial statements were prepared for the first time in accordance with the IFRS standards as adopted in the European Union. For comparison purposes, they include fiscal year 2004 data restated according to the same rules.

I. Opinion on the consolidated financial statements

We performed our audit according to professional standards applicable in France. These standards require the implementation of procedures to obtain reasonable assurance that the consolidated financial statements do not contain any significant misstatements. An audit consists in examining, on a test basis, the evidence supporting the data contained in the financial statements. It also consists in assessing the accounting principles applied, the significant estimates made in the preparation of the financial statements, and their overall presentation. We believe that our audits provide a reasonable basis for the opinion expressed below.

We certify that the consolidated financial statements, in accordance with the IFRS standards as adopted in the European Union, are true and in good order and fairly reflect the assets, financial position and results of the group made up of the companies and entities included in the scope of consolidation.

Without calling into question the opinion expressed above, we draw your attention to the following:

- note 3.1.2., which describes, with respect to the first application of the IFRS standards as adopted in the European Union, the accounting positions used by your company, pursuant to paragraphs 10 and 12 of IAS 8 ("Accounting methods, changes in accounting estimates and errors") for those areas not covered by specific provisions of the IFRS standards as adopted in the European Union.

II. Basis of the assessments

In accordance with the provisions of article L. 823-9 of the French Commercial Code relating to the basis for our assessments, we draw your attention to the following points:

As indicated in note 2 of the notes to the consolidated financial statements, your Company's management has made estimates and assumptions affecting the amounts shown in its financial statements and accompanying notes. This note also indicates that the results achieved may turn out to be different from these estimates based on different assumptions or situations. As part of our audit of the consolidated financial statements at 31 December 2005, we have considered that the accounts subject to significant accounting estimates and for which our assessments are justifiable include goodwill, intangible assets, deferred tax assets and provisions for risks.

In accordance with French professional standards applicable to accounting estimates, we have, among other things, taken the following steps:

- concerning the aforementioned assets: we assessed the data and assumptions on which the estimates are based, including in particular the cash flow forecasts made by the Company's operations departments; reviewed the calculations made by the Company and the sensitivity of the principal values in use and assessed the principles and methods used to determine the fair values; compared the accounting estimates of prior fiscal years with the corresponding actual amounts, and reviewed the procedure used by Management to approve these estimates;
- concerning the provisions for risks: we assessed the basis on which these provisions were created, reviewed the information regarding the risks contained in the notes to the consolidated financial statements, and reviewed the procedure used by Management to approve these estimates.

We have ensured that, with respect to the first application of the IFRS standards as adopted in the European Union, note 3.1.2. of the financial statements provides appropriate information on the accounting positions used by your company for those areas not covered by specific provisions of the IFRS standards as adopted in the European Union.

The assessments thus made are an integral part of our audit of the consolidated financial statements, taken as a whole, and have therefore helped us form the opinion expressed by us in the first part of this report.

III. Specific verification

We also verified the information provided in the Group's management report. We have no comments regarding the accuracy of this information or its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris – La Défense, 2 March 2006

The Auditors

DELOITTE & ASSOCIÉS		ERNST & YOUNG AUDIT	
Eric Gins	Jean-Paul Picard	Christian Chiarasini	Jérémy Thurbin

20.6 Dividend distribution policy

The PagesJaunes Group's Board of Directors, meeting on 7 February 2006, decided to make a proposal to the General Shareholders' Meeting set for 19 April 2006 to pay a dividend of 1.02 euros per share.

Over the last five fiscal years, the Company distributed the following dividends:

Year (in euros per share)	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**
Amount distributed	0.93	1,291.50	1,358	830	768	1,500
Number of shares adjusted to take into account the split of the face value of the shares	0.93	0.86	0.91	0.55	0.51	1.00

The Company's distribution policy over the last few years has been to distribute all or a major part of its distributable profits to its shareholders, while retaining an adequate cash flow to finance the Company's development.

The Company's goal is to distribute to its shareholders all the profits from the Group's operating activities for the fiscal year in question. However this goal does not represent any kind of binding commitment on the Company, and future dividends will depend on the Group's results, its financial position and any other factor which the Board of Directors deems pertinent.

Dividends which are still unclaimed five years after they have been made available for payment are considered expired and must be paid to the government at the end of this period.

20.7 Legal and arbitration proceedings

In the normal course of business, the Company is involved in a certain number of legal, arbitration and administrative proceedings.

Charges which may result from these proceedings are not provided for unless the proceedings are likely to occur and the amount thereof can be either quantified or estimated within a reasonable range. In the latter case, the amount set aside corresponds to the lowest amount of the estimate in the range. The provision amount is based on an assessment of the risk level on a case-by-case basis and depends in large measure on factors other than how far the proceedings have progressed, with the stipulation that the occurrence of events during the proceedings can cause this risk to be reassessed.

Except for the proceedings described in note 32 "Lawsuits" of the notes to the consolidated financial statements, neither the Company nor any of its subsidiaries is a party to any lawsuit or arbitration proceeding of any kind (and the Company is not aware of any proceeding of this kind being considered by the government authorities or third parties) in which the Company's management believes that the likely outcome could reasonably have a significant negative impact on its results, business or consolidated financial position.

There is no other government, legal or arbitration proceeding, including any proceeding of which the Company is aware, which is pending or with which it is threatened, that is likely to have or has had within the last 12 months a significant impact on the financial position or profitability of the Company and/or Group.

20.8 Significant changes in the commercial or financial situation

The significant events occurring between the closing date and 7 February 2006, date on which the accounts were closed by the Board of Directors, are described in note 33 of the notes to the consolidated financial statements.

20.9 Auditor's fees

TOTAL AUDITORS' FEES OWED BY THE GROUP IN 2005

(in thousands of euros)	Ernst & Young	As % of fees	Deloitte & Associés	As % of fees
Audit, auditing of the accounts, certification and inspection of individual and consolidated financial statements	712	94%	793	100%
Other associated tasks and other auditing tasks	44	6%		0%
Subtotal	**756**	**100%**	**793**	**100%**
Other services Legal, fiscal, social Information technologies Internal audit Other	-	-	-	-
Subtotal	–	–	-	
TOTAL	**756**	**100%**	**793**	**100%**

TOTAL PAYMENTS MADE BY THE GROUP TO AUDIT FIRMS IN 2004

(in thousands of euros)	Ernst & Young	As % of fees	Deloitte & Associés	As % of fees
Audit, auditing of the accounts, certification and inspection of individual and consolidated financial statements	284	53%	355	60%
Other associated tasks and other auditing tasks	252	47%	240	40%
Subtotal	**536**		**595**	**100%**
Other services Legal, fiscal, social Information technologies Internal audit Other	-	-	-	-
Subtotal	-	-	-	-
TOTAL	**536**	**100%**	**595**	**100%**

Contents

21.1 Share capital

Rights and Obligations Attached to Shares (Article 10 of the By-Laws)

Each share gives its holder rights to a portion of the profits, ownership of the Company's assets and the liquidating dividend, in equal proportion to the amount of capital it represents. In addition, each share entitles its holder to vote and be represented in the General Shareholders' Meetings in accordance with the legal and statutory terms and conditions. Ownership of a share implies, as a matter of right, full adherence to the by-laws and the decisions of the General Shareholders' Meeting.

Shareholders are liable for losses only up to the amount of their contribution. A shareholder's heirs, creditors, successors or representatives may not request that the Company's assets, securities or shares be placed under seal, divided or put up for public auction, or interfere in the Company's management. To exercise their rights, they must rely on the list of Company assets and the decisions of the General Shareholders' Meeting.

Whenever multiple shares must be owned in order to exercise a particular right, shareholders who do not own the required number must take it upon themselves to form a group or, where appropriate, to buy or sell the necessary shares.

21.1.1 SHARE CAPITAL

As of the date of registration of this *document de référence*, the Company's share capital is 55,757,922 euros, divided into 278,789,610 fully paid-up shares with a face value of 0.20 euros per share, all in the same class.

Authorised Unissued Share Capital

The Mixed General Shareholders' Meeting of 12 April 2005 granted the Board of Directors the following powers, under the terms shown in the following table and for a period of 26 months (except as regards the authorisation to reduce capital by cancelling ordinary shares, which is valid for 18 months):

Shares concerned	Length of authorisation and expiration	Maximum amount of debt securities	Maximum nominal amount of capital increase
Debt securities and equivalents	26 months 11 June 2007	€20 million	–
Capital increase by capitalising reserves, earnings or premiums	26 months 11 June 2007	–	€20 million
Issue without preferential subscription rights (capital increase using all types of securities)	26 months 11 June 2007	Debt securities: €20 million	€20 million
Issue with preferential subscription rights (capital increase using all types of securities)	26 months 11 June 2007	Debt securities: €20 million	€20 million
Issue of ordinary shares and securities giving access to ordinary shares in case of an exchange offer initiated by the Company	26 months 11 June 2007	Debt securities: €20 million	€20 million
Issue of ordinary shares and securities giving access to ordinary shares to pay back contributions in kind made to the Company	26 months 11 June 2007	Debt securities: 10% of capital, or €5,575,792	10% of capital, or €5,575,792
Issue of ordinary shares following the issue by a Company subsidiary or a company controlling the Company of securities giving access to ordinary Company shares	26 months 11 June 2007		€20 million
Capital increase reserved for members of company and/or employee savings plan(s)	26 months 11 June 2007	-	€2,230,000, or approximately 4% of share capital

As of the date of this *document de référence*, PagesJaunes Group's Board of Directors has not exercised these powers.

Issue of ordinary shares and securities giving access to ordinary shares of the Company or one of its subsidiaries, with preferential subscription rights of the shareholders (10th resolution adopted by the General Shareholders' Meeting of 12 April 2005)

The Mixed General Shareholders' Meeting of 12 April 2005 delegated to the Board of Directors, for a period of 26 months, its authority to decide on the issue, with or without preferential subscription rights of the shareholders, (i) of ordinary Company shares, (ii) of securities giving access by any means, immediately or in the future, to ordinary shares existing or to be issued by the Company, and (iii) of securities giving access by any means, immediately or in the future, to ordinary shares existing or to be issued by a company in which the Company directly or indirectly owns more than one-half of the capital (the "Subsidiary"), which can be subscribed for either in cash or by offsetting against debts due.

The maximum nominal amount of any immediate or subsequent increase in the Company's capital resulting from all issues carried out by virtue of this authorisation is set at 20 million euros, with the stipulation that this maximum amount is defined without regard to the face value of the ordinary Company shares which may be issued to reflect adjustments made in order to protect the holders of rights attached to securities giving access to ordinary shares.

The securities giving access to ordinary shares of the Company or a Subsidiary thus issued may consist of debt securities or be combined with the issue of such securities, or allow the issue thereof as intermediate securities. They may, in particular, take the form of subordinated or unsubordinated securities, with or without a fixed term, and be issued in euros, foreign currencies or any other monetary units established by reference to several foreign currencies. The nominal amount of the debt securities thus issued may not exceed 20 million euros or the equivalent value thereof on the date of the decision to issue them, with the stipulation (i) that this amount does not include the redemption premium(s) above par, if applicable, (ii) that this amount is common to all debt securities whose issue is provided in the 11th, 14th and 15th resolutions adopted by this meeting, (iii) that, nevertheless, this amount is independent of and separate from the amount of the securities giving a right to the allocation of debt securities. The term of the loans (giving access to ordinary shares of the Company or a Subsidiary), other than those represented by equity securities, may not exceed 50 years. The loans (giving access to ordinary shares of the Company or a Subsidiary) may include fixed- and/or variable-rate interest or capitalisation of interest, and may be repaid, with or without a premium, or amortised, and the securities may be redeemed on the stock market or offered for purchase or exchange by the Company.

Shareholders have, in proportion to the amount of their shares, a preferential subscription right to the ordinary shares and securities issued by virtue of this resolution. The Board of Directors may establish, in favour of shareholders, a right to subscribe on a reducible basis for the ordinary shares or securities issued, which will be exercised in proportion to their subscription rights and within the limit of their applications.

If the subscriptions on a non-reducible basis and, where applicable, on a reducible basis have not taken up the entire issue, the Board of Directors may use, in the order it so determines, any or all of the following options: (i) to limit the issue to the amount of the subscriptions received, provided that this amount is at least three-fourths of the approved issue; (ii) to allocate at its discretion any or all of the unsubscribed shares, or (iii) to offer to the public, by means of a public offering, any or all of the unsubscribed shares on the French and/or international market and/or abroad.

Issue of ordinary shares and securities giving access to ordinary shares of the Company or one of its subsidiaries, without preferential subscription rights of the shareholders (11th resolution adopted by the General Shareholders' Meeting of 12 April 2005)

The Mixed General Shareholders' Meeting of 12 April 2005 delegated to the Board of Directors, for a period of 26 months, its authority to decide on the issue (i) of ordinary Company shares, (ii) of securities giving access by any means, immediately or in the future, to ordinary shares existing or to be issued by the Company, and (iii) of securities giving access by any means, immediately or in the future, to ordinary shares existing or to be issued by a company in which the Company directly or indirectly owns more than one-half of the capital (the "Subsidiary"), which can be subscribed for either in cash or by offsetting against debts due.

This expressly excludes the issue of preferred shares or securities giving immediate and/or future access to preferred shares.

The maximum nominal amount of any immediate or subsequent increase in the Company's capital resulting from all issues carried out by virtue of this authorisation is set at 20 million euros, with the stipulation that this maximum amount is defined without regard to the face value of the ordinary Company shares which may be issued to reflect adjustments made in order to protect the holders of rights attached to securities giving access to ordinary shares.

The securities giving access to ordinary shares of the Company or a Subsidiary thus issued may consist of debt securities or be combined with the issue of such securities, or allow the issue thereof as intermediate securities. The provisions relating to securities of the same type which may be issued based on the previous resolution shall apply to the issue of such securities, during their existence and for their conversion to ordinary shares, their repayment or their amortisation. The nominal amount of the debt securities thus issued may not exceed 20 million euros or the equivalent value thereof on the date of the decision to issue them, with the stipulation (i) that this amount does not include the redemption premium(s) above par, if applicable, (ii) that this amount is common to all debt securities whose issue is authorised by this General Shareholders' Meeting, (iii) that, nevertheless, this amount is independent of and separate from the amount of the securities giving a right to the allocation of debt securities which may be issued by virtue of the 18th resolution adopted by this same meeting and from the amount of the securities whose issue could be decided or authorised by the Board of Directors pursuant to article L. 228-40 of the French Commercial Code.

The Board of Directors may establish in favour of shareholders a priority subscription right, on a non-reducible or reducible basis, to the ordinary shares or securities, for which it will set, pursuant to legal requirements, the terms and conditions under which this right may be exercised, but without creating any negotiable rights. Shares not subscribed for by virtue of this right will be offered to the public in France and/or abroad and/or on the international market.

If the subscriptions, including if any those of shareholders, have not taken up the entire issue, the Board of Directors may limit the amount of the operation subject to the conditions set out by law.

Under this resolution, the shareholders authorised the Board of Directors, by virtue of the 13th resolution adopted by the General Shareholders' Meeting of 12 April 2005, for a period of 26 months from the date of said meeting, in the event of an issue, without preferential subscription rights of shareholders, of ordinary shares or securities giving access to ordinary shares, to set the issue price according to the following terms and conditions:

a) the issue price of ordinary shares will be least equal to the closing price of the PagesJaunes Group share on the Eurolist market of Euronext Paris during the last trading session prior to the day it is set, possibly reduced by a maximum discount of 10%;
b) the issue price of securities will be such that the amount received immediately by the Company, plus, if applicable, the amount likely to be received later by the Company for each ordinary share issued as a result of the issue of these securities, is at least equal to the amount indicated in paragraph a) above.

By virtue of the 13th resolution voted on by the General Shareholders' Meeting of 12 April 2005, shareholders authorised the Board of Directors, for a period of 26 months from the date of said meeting, to decide, for each of the issues approved pursuant to the 10th and 11th resolutions of this same meeting described above, to increase the number of shares to be issued, under the terms of article L. 225-135-1 of the French Commercial Code and subject to adherence to the maximum amount set out in the resolution under which the issue is approved.

Issue of ordinary shares and securities giving access to ordinary shares in case of an exchange offer made by the Company (14th resolution adopted by the General Shareholders' Meeting of 12 April 2005)

The General Shareholders' Meeting of 12 April 2005 resolved to delegate to the Board of Directors, for a period of 26 months from the date of said meeting, its authority to decide, by virtue of and under the conditions set out in the 11th resolution voted on by this same meeting described above, on the issue of ordinary shares of the Company or securities giving access by any means, immediately and/or in the future, to ordinary shares existing or to be issued by the Company, in payment for shares tendered under a public exchange offer made in France or abroad, in accordance with local regulations, by the Company on shares of another company admitted to trading on one of the regulated markets covered by article L. 225-148 of the French Commercial Code, and to decide, as needed, to cancel, in favour of the holders of these shares, shareholders' preferential subscription right to these ordinary shares and securities.

The maximum nominal amount of any immediate or subsequent increase in capital resulting from all issues carried out by virtue of this authorisation is set at 20 million euros

Issue of ordinary shares and securities giving access to ordinary shares in payment of contributions in kind made to the Company and consisting of shares of stock or securities giving access to capital (15th resolution adopted by the General Shareholders' Meeting of 12 April 2005)

The General Shareholders' Meeting of 12 April 2005 resolved to delegate powers to the Board of Directors, for a period of 26 months from the date of said meeting, for the purpose of issuing, based on the report of the Capital Contributions Auditor(s) referred to in paragraphs 1 and 2 of article L. 225-147 of the French Commercial Code, ordinary shares of the Company or securities giving access by any means, immediately and/or in future, to ordinary shares existing or to be issued by the Company, in payment of contributions in kind made to the Company and consisting of shares of stock or securities giving access to capital, when the provisions of article L. 225-148 of the French Commercial Code are not applicable, and to resolve, as needed, to cancel, in favour of the holders of the shares of stock or securities giving access to capital included in the contributions in kind, shareholders' preferential subscription right to the ordinary shares and securities thus issued.

The maximum nominal amount of any immediate or subsequent increase in capital resulting from all issues carried out by virtue of this authorisation is set at 10% of the Company's capital (as it exists on the date of said meeting) i.e. 5,575,792 euros.

Issue of Ordinary Shares as a Result of the Issue by a Company Subsidiary or a Company Controlling the Subsidiary of Securities Giving Access to Ordinary Shares of the Company (16th resolution adopted by the General Shareholders' Meeting of 12 April 2005)

The General Shareholders' Meeting of 12 April 2005 resolved, for the purpose of a possible issue, on one or more occasions, in France, on foreign markets and/or on the international market, by one or more companies in which the Company directly or indirectly owns more than one-half of the share capital (the "Subsidiary") or by one of the companies which directly or indirectly own more than one-half of the share capital (the "Controlling Company"), with the Company's consent, of all securities giving access by any means, immediately or in the future, to ordinary shares of the Company, to delegate to the Board of Directors, by virtue of the 11th resolution described above, the authority to decide on the issue of the ordinary shares of the Company to which the aforementioned securities issued by a Subsidiary or Controlling Company could give a right.

This decision means that the Company shareholders would waive their preferential subscription rights to the ordinary shares of the Company to which the aforementioned securities issued by the Subsidiaries or Controlling Companies could give a right, in favour of the holders of securities which may be issued by the Subsidiaries or Controlling Companies.

The maximum nominal amount of the increase in the Company's capital resulting from all issues carried out by virtue of this authorisation is set at 20 million euros, with this amount being charged against the maximum amount set by the 11th resolution, with the stipulation that this maximum amount is set without regard to the face value of the ordinary Company shares which may be issued to reflect adjustments made in order to protect the holders of rights attached to securities giving access to ordinary shares.

Under all circumstances, the amount paid at the time of the issue or which may be later paid to PagesJaunes Group must, pursuant to the stipulations of the 11th resolution, for each ordinary share issued as a result of the issue of these securities, be at least equal to the minimum amount stipulated by the laws and regulations in effect at the time this delegation is used, after adjustment, if necessary, of this amount to reflect the difference in the entitlement date.

This delegation is given for a period of 26 months starting on 12 April 2005.

Increase in the Company's Capital by Capitalising Reserves, Profits or Premiums (19th resolution adopted by the General Shareholders' Meeting of 12 April 2005)

The General Shareholders' Meeting of 12 April 2005 resolved to delegate to the Board of Directors, for a period of 26 months starting on the date of said meeting, its authority to decide to increase the share capital, on one or more occasions at the times and under the terms and conditions determined by it, by capitalising reserves, profits or premiums, followed by the creation and bonus issue of shares or an increase in the face value of existing ordinary shares, or by a combination of these methods.

The maximum nominal amount of any immediate or subsequent capital increase resulting from all issues carried out by virtue of this authorisation is set at 20 million euros, with the stipulation that this maximum amount is set (i) without regard to the face value of the ordinary Company shares which may be issued to reflect adjustments made in order to protect the holders of rights attached to securities giving access to ordinary shares and (ii) independently and separately from the maximum amounts of capital increases resulting from the issues of ordinary share or securities authorised by the resolutions described above.

Increase in the Company's Share Capital Reserved for Members of the PagesJaunes Group Savings Plan (20th resolution adopted by the General Shareholders' Meeting of 12 April 2005)

The General Shareholders' Meeting of 12 April 2005 resolved to delegate to the Board of Directors, for a period of 26 months starting on the date of said meeting, its authority to decide, on its own initiative, to increase the share capital, on one or more occasions at the times and under the terms and conditions determined by it, by issuing ordinary shares or securities giving access to ordinary shares existing or to be issued by the Company only to employees and former employees who are members of the PagesJaunes Group company savings plan, or by the bonus issue of ordinary shares or securities giving access to ordinary shares existing or to be issued by the Company, particularly by capitalising reserves, profits or premiums, up to the legal and regulatory limits.

The maximum nominal amount of any immediate or subsequent increase in the Company's capital resulting from all issues carried out by virtue of this authorisation is set at 2,230,000 euros (representing approximately 4% of the Company's share capital), with the stipulation that this maximum amount is set (i) without regard to the face value of the ordinary Company shares which may be issued to reflect adjustments made in order to protect the holders of rights attached to securities giving access to ordinary shares and (ii) independently and separately from the maximum amounts of capital increases resulting from the issues of ordinary share or securities authorised by the resolutions described above.

Other Securities Giving Access to Capital

As of the date of registration of this *document de référence*, there are no other securities giving access to the Company's capital.

21.1.2 SHARES NOT REPRESENTATIVE OF THE CAPITAL

As of the date of registration of this *document de référence*, there are no shares not representative of the capital.

21.1.3 PURCHASE BY THE COMPANY OF ITS OWN SHARES

The General Shareholders' Meeting of 12 April 2005, pursuant to articles L. 225-209 et seq. of the French Commercial Code and regulation No. 98-02 issued by the French Exchange Commission, as amended, authorised the Board of Directors to purchase, by any means, on or off the market, shares of the Company, up to a maximum of 10% of the Company's share capital existing on the date of the General Shareholders' Meeting and thereafter, throughout the term of validity of this authorisation, up to a maximum limit of 10% of the share capital actually existing, under the following conditions:

- the maximum purchase price may not exceed 30 euros per share, with the stipulation that in case of capital transactions, particularly involving capitalisation of reserves and bonus issues of shares, and/or stock splits or consolidation of shares, this price will be adjusted accordingly, and that if shares thus acquired were used to allot shares free of charge pursuant to articles 443-1 et seq. of the French Labour Code, the sale price, or the monetary equivalent of the shares allotted, would then be determined according to the specifically applicable legal provisions;
- this authorisation is valid for a period of 18 months; purchases made by the Company pursuant to this authorisation may under no circumstances result in it holding, directly or indirectly, more than 10% of the shares comprising the share capital;
- the purchase or transfer of these shares may be carried out, including during a public offering provided that it is paid exclusively in cash, under the terms and limits – such as those related to volumes and prices – set out in the laws in force as of the date of the planned operations, by any means, either on the market or by private contract, including by the purchase or sale of blocks of shares or by the use of derivative instruments or bonds or securities giving access to shares of the Company, or by setting up option strategies, under the terms set out by the market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors.

On 14 November 2005, the Company authorised Rothschild & Cie Banque, for a term of one year renewable by tacit agreement, to execute a liquidity contract in accordance with the ethics charter established by the *Association Française des Entreprises d'Investissement* and approved by the AMF through a decision taken on 22 March 2005. To give effect to this contract, 17 million euros were allocated to the liquidity account.

Under the liquidity contract awarded by the Company to Rothschild & Cie Banque, as of 31 December 2005, the liquidity account contained the following resources:

- 100,000 securities;
- €14,877,738.00.

The Board of Directors has decided to propose that the shareholders cancel, effective immediately on the date of the Meeting, this authority delegated by the meeting of 12 April 2005, and to then delegate new authority to the Board of Directors under the terms described below ((a detailed description of which is shown in the operation memorandum submitted for approval to the *AMF*).

The draft resolution which will be submitted to the shareholders at the Mixed General Shareholders' Meeting of 19 April 2006 regarding the new share buyback programme is worded as follows:

Authorisation to be given to the Board of Directors to purchase, retain or transfer PagesJaunes Group shares)

The General Shareholders' Meeting, ruling under the conditions of quorum and majority required for ordinary General Shareholders' Meetings, having heard the Board of Directors' report:

- cancels, effectively immediately, the unused portion of the authorisation granted by the Mixed General Shareholders' Meeting of 12 April 2005 in its 9th resolution to purchase shares of the Company;
- authorises the Company, pursuant to articles L. 225-209 et seq. of the French Commercial Code, to purchase its own shares, up to the limit of 10% of the amount of share capital existing on the date of this meeting, under the following conditions:

– the maximum purchase price may not exceed 30 euros per share, with the stipulation that in case of capital transactions, particularly involving capitalisation of reserves and bonus issues of shares, and/or stock splits or consolidation of shares, this price will be adjusted accordingly.

The maximum amount of the funds to be used for the buyback programme would therefore total 836,368,830 euros, as calculated based on the share capital on 7 February 2006, and this maximum amount may be adjusted to take into account the amount of capital on the date of the General Shareholders' Meeting:

- this authorisation is valid for a period of 18 months;
- the purchases made by the Company pursuant to this authorisation may under no circumstances result in it holding, directly or indirectly, more than 10% of the shares comprising the share capital;
- the purchase or transfer of these shares may be carried out, including during a public offering provided that it is paid entirely in cash, under the terms and limits – such as those related to volumes and prices – set out in the laws in force as of the date of the planned operations, by any means, either on the market or by private contract, including by the purchase or sale of blocks of shares or by the use of derivative instruments traded on a regulated or over-the-counter market, under the terms set out by the market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors.

These purchases of shares may take place for the purpose of any allocation permitted by law, and the objectives of this buyback programme would be:

- to establish and honour obligations related to the stock option plans or other allocations of shares to employees of the Company or affiliates and, in particular, to allocate shares to PagesJaunes Group's employees within the framework of (i) employee profit sharing, (ii) any stock purchase plan or bonus issue of shares to employees under the terms set out by law, and particularly by articles L. 443-1 et seq. of the French Labour Code, or (iii) any stock option plan or bonus issue of shares to employees and company officers, or some of them, and to carry out any hedging operations relating to these operations, under the terms set out by the market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors;
- to reduce the Company's share capital, pursuant to the 11th resolution of this General Shareholders' Meeting, provided it is adopted;
- to ensure the liquidity of the PagesJaunes Group's share by an investment services provider through a liquidity contract that complies with the ethics charter approved by the AMF;
- to retain shares to be subsequently offered for exchange or as payment in connection with any future external growth operations;
- to establish and honour obligations related to debt securities which are convertible to certificates of ownership and, in particular, to distribute shares when rights attached to securities giving access to shares by any means, now or in the future, are exercised, and to carry out any hedging operations in proportion to PagesJaunes Group's obligations related to these securities, under the terms set out by the market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors.

The number of shares purchased by the Company for the purpose of retaining them and offering them subsequently as payment or exchange within the framework of a merger, spin-off or capital contribution may not exceed 5% of its capital.

The Board of Directors will inform the General Shareholders' Meeting each year of the operations carried out under this resolution, in accordance with article L. 225-209 of the French Commercial Code.

The General Shareholders' Meeting grants the Board of Directors full powers, with the authority to delegate them, to place all stock exchange orders, make all agreements, draw up all documents, particularly for information purposes, proceed with the allocation and, if applicable, reallocation, under the terms set out by law, of the shares purchased for the various objectives pursued, complete all formalities and make all declarations to all authorities and, in general, do all that is necessary.

Debt securities

The General Shareholders' Meeting of 12 April 2005 delegated to the Board of Directors its authority to decide on the issue, on one or more occasions, in France, abroad and/or on the international market, of all securities giving a right to the allocation, immediately or in the future, of debt securities such as bonds, similar securities, subordinated securities, with or without a fixed term, or any other securities conferring, in the same issue, the same debt right over the Company.

The face value of all the securities issued as indicated above may not exceed 20 million euros, or the equivalent of this amount in foreign currencies or any monetary units established by reference to several foreign currencies, with the stipulation that this maximum face value will apply to all debt securities to which the securities would give a right to allocation immediately or in the future, but that this same amount does not include redemption premium(s) above par, if applicable.

This delegation is given for a period of 26 months.

Option plans

The Combined Ordinary and Extraordinary Shareholders' Meeting of 12 April 2005 authorised the Board of Directors, pursuant to articles L. 225-177 et seq. of the French Commercial Code, to grant, on one or more occasions, options to subscribe for or purchase Company shares under the following conditions:

The recipients must be employees or officers (as provided by article L. 225-185 [of the French Commercial Code]) of the Company or of companies or groups of companies affiliated with it as provided by article L. 225-180 of the French Commercial Code. The options may be granted by the Board of Directors to any or all of these persons.

This authorisation is granted for a period of 38 months. Each option will give a right to subscribe for or purchase one new or existing ordinary share, as the case may be.

The total number of options which may be granted under this resolution may not give a right to subscribe for or purchase a number of ordinary shares representing, on the date of allocation, more than 2% of the Company's share capital as of the date of this meeting.

The shares which may be obtained by exercising the stock purchase options granted under this resolution must be acquired by the Company, either under the terms of article L. 225-208 of the French Commercial Code or, if applicable, under the share buyback programme covered by the 9th resolution submitted to this meeting pursuant to article L. 225-209 of the French Commercial Code or any share buyback programme which may be applicable thereafter.

The strike price of the options granted under this resolution will be set by the Board of Directors according to the following terms and conditions:

- the strike price of the options to subscribe for or purchase ordinary shares may not be lower than the average quoted price of the PagesJaunes Group share on the Euronext Eurolist market during the 20 trading sessions preceding the date on which the options are granted, and no option may be granted less than 20 trading sessions after a coupon giving the right to a dividend or a capital increase is detached from the shares;
- in addition, the strike price of the stock purchase options may not be lower than 80% of the average purchase price of the ordinary shares held by the Company under the terms of article L. 225-208 of the French Commercial Code or, if applicable, under the share buyback programme authorised by the 9th resolution submitted to this meeting pursuant to article L. 225-209 of the French Commercial Code or any share buyback programme which may be applicable thereafter.
- The options must be exercised within 10 years of the date on which they are granted by the Board of Directors.

Pursuant to this authorisation, at its meeting of 28 June 2005 the Board of Directors decided to set up a PagesJaunes Group stock option plan for the entire PagesJaunes Group except QDQ Media, and a specific PagesJaunes Group stock option plan for QDQ Media, giving a right to subscribe for 3,830,400 new shares, i.e. approximately 1.35% of the capital as of the date of this document.

The subscription price was set at 19.30 euros per share, which is equal to the average quoted price for the 20 trading sessions preceding 28 June 2005.

Bonus issue of shares

A proposal will be made to shareholders at the General Shareholders' Meeting of 19 April 2006 to authorise the Company's Board of Directors to proceed, on one or more occasions and under the terms determined by it, with bonus issues of ordinary shares existing or to be issued by the Company under the terms defined below.

The recipients will be employees and/or officers (as provided by article L. 225-197-1 of the French Commercial Code) of the Company and/or of companies or groups of companies affiliated with it as provided by article L. 225-197-2 of the French Commercial Code, or certain categories of same.

This authorisation is granted for a period of 38 months from the date of this General Shareholders' Meeting.

The total number of ordinary shares allotted free of charge under this resolution may not represent more than 0.5% of the Company's capital as of the date of this meeting.

The Board of Directors will, at the time of each decision to issue shares, determine the purchase period, at the end of which the allocation of ordinary shares will become definitive. This period may not be less than two years from the date of the decision to issue shares.

The Board of Directors will, at the time of each decision to issue shares, determine the mandatory holding period, which begins on the date of the definitive allocation of the ordinary shares. This period may not be less than two years.

The existing shares which may be allotted under this resolution must be acquired by the Company either under the terms of article L. 225-208 of the French Commercial Code or, if applicable, under the share buyback programme authorised by the 5th resolution submitted to this same meeting pursuant to article L. 225-209 of the French Commercial Code or any share buyback programme which may be applicable thereafter.

This authorisation will entail, in favour of those to whom existing or yet unissued ordinary shares are allotted, a waiver by shareholders of (i) their preferential subscription right to the ordinary shares that will be issued during the time of the definitive allocation of the shares, (ii) any right to the ordinary shares issued free of charge by virtue of this authorisation, and (iii) any right to the reserves and premiums against which, if applicable, the issue of the new shares will be charged.

A proposal will be made to the General Shareholders' Meeting to give the Board of Directors full powers, within the limits defined above, to:

- establish the terms and, if applicable, the criteria for allotting the ordinary shares;
- establish, in accordance with the statutory terms and limits, the dates on which the bonus issues will take place;
- determine the entitlement date, which may even be retroactive, of the newly-issued ordinary shares;
- determine the identity of the recipients, the number of ordinary shares allotted to each of them, the terms under which the ordinary shares will be allotted and, in particular, the purchase period and the holding period for the ordinary shares thus allotted free of charge;
- decide on one or more increases in the Company's capital resulting from the bonus issues of ordinary shares not yet issued by the Company;
- determine the conditions under which the number of ordinary shares allotted will be adjusted;
- and, more generally, with the option of subdelegation under the conditions prescribed by law, enter into all agreements, draw up all documents, complete all formalities and make all declarations required by all bodies, and do all that may be otherwise necessary.

The Board of Directors will inform the General Shareholders' Meeting each year of the shares allotted under this resolution, in accordance with article L. 225-197-4 of the French Commercial Code.

Convertible or exchangeable securities or securities with warrants

As of the date of registration of this *document de référence*, there are no convertible or exchangeable securities or securities with warrants.

Information concerning the conditions governing any right to purchase and/or any obligation attached to partly paid subscribed capital

The information concerning the authorisations to issue shares granted by the General Shareholders' Meeting of 12 April 2005 to the Board of Directors is described in Section 21.1.1.

Information concerning the capital of any Group member covered by an option or a conditional or unconditional agreement

As of the date of registration of this *document de référence*, no member of the Group benefits from this type of option or agreement.

21.1.4 BACKGROUND INFORMATION CONCERNING CAPITAL AND VOTING RIGHTS

The information concerning the distribution of the Company's capital is presented in Chapter 18 "Major Shareholders" of this document.

Change in capital over the last five years

Date	Operation	Number of shares issued	Face value of the capital increase	Issue premium per share	Total amount of the issue premium	Subsequent amounts of capital	Number of shares	Face value
Combined Ordinary and Extraordinary Shareholders' Meeting of 10 March 1999	Change over to the euro Capital increase by drawing on the "other reserves" account	-	F 3,140,868.78	-	-	€3,654,000	12,180	€300
Extraordinary Shareholders' Meeting of 23 June 2000	Capital increase following an asset transfer from France Telecom	170,520	€51,156,000.00	€547.77	€42,249,363	€54,810,000	182,700	€300
Combined Ordinary and Extraordinary Shareholders' Meeting of 27 May 2004	Split of the face value	274,050,000	-	-	-	€54,810,000	274,050,000	€0.20
IPO July 2004	Capital increase reserved for France Telecom group employees	4,739,610	€947,922	€11.10	€52,609,671	€55,757,922	278,789,610	€0.20

Comments on significant changes in the distribution of the Company's capital over the last three years

The shares comprising PagesJaunes Group's capital were admitted for trading on the *Premier marché* of Euronext Paris on 8 July 2004. The PagesJaunes Group's initial public offering (presented in the operation memorandum which received approval No. 04-614 from the *AMF* on 21 June 2004) was carried out through:

- the sale of existing shares by Wanadoo (the "Distribution") as part of an offer to the public in France in the form of an open-price offering intended mainly for private individuals;
- a global distribution intended for institutional investors;
- an offering of new shares, resulting from capital increases reserved for employees, carried out at the same time as the Distribution.

The number of shares sold as part of the Distribution was 101,200,000, after the full exercise of the over-allotment option by the banks in charge of the Distribution. In addition, the number of new shares subscribed as part of the capital increases reserved for employees was 4,739,610.

Pledges

Pledges of Company shares

As of the date of registration of this *document de référence*, none of the Company's shares have been pledged.

Pledges of Company assets

As of the date of registration of this *document de référence*, none of the Company's significant assets have been pledged.

Trading in the Company's shares

Month	Lowest price in euros	Highest price in euros	Latest price in euros	Number of shares traded	Capital in millions of euros
March 2005	18.36	19.62	18.94	120,178,75	228.25
April 2005	18.37	19.96	18.53	16,557,529	320.82
May 2005	18.53	19.90	19.64	18,499,000	358.66
June 2005	18.80	19.65	19.31	7,821,998	150.48
July 2005	18.93	20.19	20.19	7,062,971	138.33
August 2005	19.78	21.17	21.04	6,964,624	142.47
September 2005	20.72	23.10	22.70	9,749,154	214.44
October 2005	20.36	22.80	21.50	8,245,261	177.63
November 2005	20.50	21.70	20.66	7,490,368	157.44
December 2005	20.52	22.65	21.99	11,258,262	239.68
January 2006	20.81	22.45	20.95	10,408,286	225.73

21.2 Memoranda of association and by-laws

21.2.1 CORPORATE PURPOSE

In accordance with article 3 of its By-laws, the Company's corporate purpose, in France and abroad, is:

to acquire and hold shares, interests or other securities of French or foreign legal entities, define the policies to be implemented by its subsidiaries, and provide all services to the companies in which it holds shares;

to acquire by any means, without exception or reservation, to hold by any means and in any capacity, to manage and, if necessary, to transfer by any means, without exception or reservation, all or part of any majority or minority interests that may be directly or indirectly related to the Company's corporate purpose and to any similar or ancillary purpose.

Moreover, the Company's corporate purpose, in France and abroad, directly or indirectly, is:

- to publish, on its own behalf or on behalf of third parties, all directories published by any current or future processes and means, to offer information services by any current or future processes and means, and to carry on the business of advertising in all forms, through all means and for any purpose;
- to give advice on, research, design, develop, update and maintain all services related to all information distribution systems on an open or closed network, whether interconnected via computer or telephone, wire-based, via satellite, cable or other methods, and any other activity related to such services and, in particular, activities related to Internet or Intranet sites;
- to collect, acquire, enhance, manage, process, market or host data or files of any type;
- to carry out all activities directly or indirectly related to such services, or which are a prerequisite or accessory to or a condition or extension of such services, or which are likely to encourage or develop them;
- and, in general, to conduct all industrial, commercial, financial, civil, real estate or non-real estate transactions which may be directly or indirectly related to any of the aforementioned corporate purposes or to any similar or related corporate purposes.

Provisions of the Memoranda of Association, By-laws or internal regulations concerning members of the administrative and management bodies

The Company is administered by a Board of Directors made up of three to 18 members (subject to statutory exceptions in case of a merger). The Board of Directors currently consists of eight directors and one censeur (non-voting member).

Directors are elected by the shareholders at General Shareholders' Meetings. Each director must own at least one Company share. According to the Company's By-laws, each director is elected for a term of five years. Directors may be re-elected without limitation.

The Board of Directors chooses a Chairman from among its members. The Chairman is elected for the entire term of his appointment as director and may be re-elected. At its meeting of 23 September 2004, the Board of Directors appointed Mr. Michel Combes as Chairman of the Board of Directors.

The Board of Directors meets when the Chairman gives notice of meeting, by any means, including verbally in an emergency, and at any time he deems fit, at the company's main offices or at any other place indicated in the notice of meeting.

When the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may ask the Chairman at any time to call a meeting related to a specific agenda. The CEO may also ask the Chairman at any time to call a Board meeting related to a specific agenda.

The Board is validly in session only if at least one-half of its members are present.

Decisions are taken if approved by the majority of the members present or represented. In case of a tied vote, the Chairman of the meeting casts the deciding vote.

Subject to the applicable laws and regulations, the Board of Directors meetings may be held by videoconference or any other telecommunication media, and any Directors participating in the Board of Directors meeting by videoconference or other telecommunication media are deemed to be in attendance for calculation of the quorum and majority. A proposal will be made to the shareholders at the General Shareholders' Meeting of 19 April 2006 to amend article 16 of the By-laws in order to allow directors to participate in Board of Directors meetings by telecommunication media, so that this article complies with the new provisions of article L. 225-37 of the French Commercial Code, as amended by law 2005-842 of 26 July 2005.

The Board of Directors determines the policies related to the Company's business activity and sees to it that they are implemented. Subject to the powers expressly granted to General Shareholders' Meetings, and within the limits of the corporate purpose, the Board handles all questions involving the proper operation of the Company and, through its discussions, deals with all matters concerning it.

The Board of Directors carries out any controls and verifications that it deems appropriate.

The Chairman or CEO of the Company must give each director all the documents and information needed to carry out their tasks.

The Company's By-laws also state that the Ordinary General Shareholders' Meeting may appoint one or more censeurs selected from among the shareholders or outside of them, based on their standing or experience.

Censeurs are responsible for giving advice, making suggestions and expressing opinions to the Company's self-governing bodies, and helping the Board of Directors determine the policies related to the Company's business activity. They may also be members of the Company's committees.

Censeurs have access to the same information as directors. They may be invited to Board of Directors' meetings, but their absence does not affect the validity of the proceedings. They have the right to speak in an advisory capacity but not the right to vote on decisions.

Censeurs are appointed for a term of three years, which expires at the end of the Ordinary General Shareholders' Meeting called to approve the previous fiscal year's accounts and held during the year in which the appointment of the censeur(s) comes to an end. Censeurs may be re-elected indefinitely. They may be dismissed at any time by a decision of the Ordinary General Shareholders' Meeting.

In case of a *censeur's* death, resignation or termination of duties for any other reason, the Board of Directors may appoint a successor at any time, and such interim appointment must be confirmed by the next meeting.

The General Shareholders' Meeting of 27 May 2004 appointed Mr. Marcel Roulet as the Board of Directors' *censeur*.

Censeurs may receive compensation which is determined by the Ordinary General Shareholders' Meeting. The compensation proposed for Mr. Marcel Roulet is described in Section 15.1 "Total Compensation and Benefits in Kind".

Internal regulations

The Board of Directors' internal regulations, in line with the guidelines set out by the Bouton Report, were drawn up by the Board of Directors on 23 September 2004. The internal regulations establish the guiding principles of the Board of Directors' operation and the rights and duties of the directors.

The main provisions of the Board of Directors' internal regulations are summarised below.

Preparation and organisation of the Board of Directors' work

Strategic policies

Pursuant to article 17 of the By-laws, the Board of Directors determines the policies related to the Company's business activity and sees to it that they are implemented.

It is therefore involved in all decisions pertaining to the Company's key strategic, economic, corporate, financial and technological policies and is responsible for their implementation.

The medium-term policies related to the Group's business activity are defined each year through a strategic plan which is drafted and presented by the CEO and approved by the Board of Directors. This draft includes, among other things, projected changes in the Group's key operating and financial indicators. The CEO presents an annual budget proposal based on these policies.

The CEO is responsible for implementing the objectives of the strategic plan.

The following decisions must be approved in advance by the Board of Directors:

- any transfer of all or part of the Company's assets to a company already created or to be created;
- any investment or divestment of an amount over 5 million euros per operation, when the operation involves external growth or a sale;
- any investment or divestment related to an external growth operation or sale which is not in line with the Company's strategic policies;
- any commitment of a non-recurring nature in an amount over 5 million euros which is not included in the Company's budget.

The CEO informs the Board of any problem or, more generally, any matter which may affect the implementation of an objective of the strategic plan.

Board Committees

In order to prepare its work, the Board of Directors has created an Audit Committee and a Compensation and Appointments Committee.

Each committee's rules of procedure and area of competence are determined by the committees' Charters and approved by the Board of Directors.

Directors' duties and responsibilities

Directors' duty to maintain confidentiality

Directors are required to maintain strict confidentiality with respect to the content of discussions and deliberations by the Board and its committees, as well as any information presented to them.

Directors' duty to act independently

In the performance of the tasks assigned to them, all directors must make their decisions independently of any interest other than that of the Company.

Each director is required to inform the Chairman of any situation concerning him which could create a conflict of interest with the Company or one of the Group's companies. If necessary, the Chairman may seek the opinion of the Compensation and Appointments Committee.

Once this step has been taken, it is the responsibility of the director in question to act accordingly based on the applicable laws.

Directors' duties with regard to Company shares

Each director must hold at least one Company share. Directors put in their own names the shares of the Company which they own when they assume their positions, as well as any shares they acquire during their term of office.

Directors are prohibited from:

- carrying out any operation involving shares of the Group's listed companies, as long as they have inside information;
- carrying out, directly or indirectly, short sales of these shares.

The first ban applies, in particular, during the period of preparation and presentation of the Group's annual and half-yearly results, as well as quarterly information.

It also applies during specific periods when projects or operations that justify such a ban are being planned.

The Professional Ethics Charter, which stipulates the rules concerning privileged information, applies to the directors.

Directors' duty to act with diligence

By accepting the position to which he is appointed, each director agrees to assume the position completely and, in particular, to:

- devote whatever time is needed to consider the matters dealt with by the Board and, if applicable, the Committee on which he sits;

- ask for any additional information he may consider necessary;
- ensure that these regulations are applied;
- freely form his own opinion prior to making any decision with only the Company's best interests in mind;
- actively participate in all Board meetings, unless unable to do so;
- make any recommendations for the purpose of improving the working conditions of the Board and its committees.

The Board ensures the continuous improvement of the information provided to shareholders. Each director, particularly through his contribution to the work of the Board committees, must do his part toward achieving this objective.

Each director agrees to offer his resignation to the Board when he believes, in good faith, that he is no longer able to assume his position completely.

Professional Ethics Charter

At its meeting of 23 September 2004, the Board of Directors adopted a Professional Ethics Charter (available on PagesJaunes Group's website at http://www.pagesjaunesgroupe.com).

This Charter sets out the Group's values and presents the principles underlying its dealings with its customers, shareholders, employees, suppliers and competitors, as well as actions related to the environment and the countries in which the Group operates.

It also describes certain principles of personal conduct to which each of the Group's employees, directors and managers must adhere and which encourage honest and ethical conduct on their part, as well as accurate, complete and timely reporting of published information.

The Professional Ethics Charter describes the principles and rules applicable to trading ethics and the need to comply with them scrupulously. It imposes certain preventive measures, including in particular the existence of blackout periods for trading in the Company's shares for "permanent insiders", such as members of the Board of Directors and other managers.

The Professional Ethics Charter applies to each of the Group's Board members, managers and employees.

Chairman of the Board of Directors and Senior Management

The Chairman of the Board of Directors, who must be an individual, is appointed by the Board of Directors from its membership. In addition, the Board of Directors has the option of deciding to separate or combine the functions of Chairman of the Board and CEO. If the decision is made to separate these functions, the CEO is appointed by the Board of Directors.

At its meeting of 23 September 2004, the Board of Directors decided to separate these functions and appointed Mr. Michel Combes as Chairman of the Board of Directors and Mr. Michel Datchary as CEO.

The CEO, subject to the powers which the law expressly grants to General Shareholders' Meetings and the Board of Directors, and within the limits of the corporate purpose, has the broadest powers to act on behalf of the Company under all circumstances, with the stipulation that:

(i) the CEO must present a draft strategic plan each year to the Board of Directors which defines the medium-term policies related to the Group's business activity and includes, among other things, projected changes in the Group's key operating and financial indicators and an annual budget proposal;

(ii) the following decisions must be approved in advance by the Board of Directors:

- any transfer of all or part of the Company's assets to a company already created or to be created;
- any investment or divestment of an amount over 5 million euros per operation, when the operation involves external growth or a sale;
- any investment or divestment related to an external growth operation or sale which is not in line with the Company's strategic policies;
- any commitment of a non-recurring nature in an amount over 5 million euros which is not included in the Company's budget.

Michel Datchary has been the CEO of PagesJaunes Group since 23 September 2004. Prior to that, he served as Chairman of PagesJaunes's Management Board from 1996. Michel Datchary began his career at the Havas Group in 1977 before joining the ODA Group. There he held the positions of Product Manager in 1979, Deputy Marketing Director in 1981, Managing Director of a subsidiary in 1985, and Deputy Managing Director and member of ODA's Management Board in 1992. From 2000 to 2004, he was Director of Wanadoo's Directory Division. Michel Datchary is a graduate of the *Institut de promotion commerciale* of the Pau Chamber of Commerce (1977).

Deputy Managing Directors

Upon the recommendation of the CEO, the Board of Directors may appoint one or more individuals to assist the Chairman, with the title of Deputy Managing Director. The maximum number of Deputy Managing Directors is five. Together with the CEO, the Board of Directors determines the scope and term of the powers vested in the Deputy Managing Directors.

Rights, preferential rights and restrictions attached to each class of existing shares

At the shareholder's discretion, fully paid up shares may be in nominative or bearer form. They must be nominative until they are fully paid up. They are registered in the Company's records or with an authorised financial intermediary under the terms and conditions prescribed by law.

For the purpose of identifying bearer shares, pursuant to the laws and regulations in effect and subject to the applicable legal or regulatory sanctions, the Company may ask any body or intermediary, including any central depositary of financial instruments, for any information required by law or the regulations needed to identity the owners of Company shares giving immediate or future voting rights at its General Shareholders' Meetings, and in particular the number of shares held by each of them, and if applicable, any restrictions which may apply to the shares.

The financial intermediary registered on behalf of an owner who is not a legal resident of France must, pursuant to article L. 228-1 of the French Commercial Code, reveal the identity of the owners of these shares at the Company's request, which may be made at any time.

If the Company believes that certain holders of nominative or bearer shares whose identities have been made known to it hold said shares on behalf of third-party shareholders, it has the right to ask these holders to reveal the identities of the owners of said shares under the terms set out above.

If the person to whom a request is made in accordance with the above provisions does not provide the requested information within the legal and regulatory time periods, or provides incomplete or incorrect information related to its capacity or to the owners of the shares, the shares or securities giving immediate or future access to the share capital and for which this person is the registered account holder will have no voting rights attached at any General Shareholders' Meeting held up to the time that the identification matter is settled, and payment of the corresponding dividend will be deferred until that date.

In addition, if the person registered as the holder knowingly disregards the above provisions, the court in the jurisdiction where the Company's head office is located may, at the request of the Company or one or more shareholders holding at least 5% of the share capital, order the full or partial loss, for a total period not exceeding five years, of the voting rights attached to the shares for which the information was requested and, possibly for the same period, of the associated dividends.

The Company may ask any legal entity owning its shares and holding a stake of more than 1/40th of the share capital or voting rights to inform it of the identity of the persons holding, directly or indirectly, more than one-third of the legal entity's share capital or voting rights exercised at the entity's General Shareholders' Meetings.

Shares needed to change shareholders' rights

As of the date of registration of this *document de référence*, there is no clause in the By-laws related to changes in shareholders' rights which establishes stricter provisions than the law.

21.2.2 GENERAL SHAREHOLDERS' MEETINGS (ARTICLE 11 AND ARTICLES 26 TO 32 OF THE BY-LAWS)

Access, Participation and Voting at General Shareholders' Meetings

General Shareholders' Meetings are composed of all shareholders whose shares have been fully paid up and registered in their name by no later than 3 p.m. (Paris time) on the day prior to the General Shareholders' Meeting, subject to the following conditions:

- in order to attend, vote by mail or be represented at General Shareholders' Meetings, owners of bearer shares or shares registered in an account not held by the Company must file a certificate prepared by the financial intermediary holding their account indicating the non-transferability of the shares up to the date of the General Shareholders' Meeting at the place indicated in the meeting notice by no later than 3 p.m. (Paris time) on the day prior to the General Shareholders' Meeting;
- in order to attend, vote by mail or be represented at General Shareholders' Meetings, owners of shares registered in an account held by the Company must have their shares registered in their account held by the Company by no later than 3 p.m. (Paris time) on the day prior to the General Shareholders' Meeting;

Access to General Shareholders' Meetings is open to members upon proof of their capacity and identity. The Board of Directors may, if it deems appropriate, issue individual and personal admission cards to shareholders and require such cards to be presented.

Owners of Company shares who are not legal residents of France may be registered and represented at the General Shareholders' Meeting by any intermediary registered on their behalf who holds a general proxy to administer their shares, provided that the intermediary has declared his capacity prior to opening his account with the Company or with the financial intermediary holding the account in accordance with the applicable laws and regulations.

The Company has the right to ask the intermediary registered on behalf of shareholders who are not legal residents of France and who holds a general proxy to provide the list of shareholders he represents and whose rights will be exercised at the General Shareholders' Meeting.

Each member of the General Shareholders' Meeting has the same number of votes as the number of shares he owns or represents, subject to any loss of voting rights.

In addition, any shareholder may, subject to legal and regulatory requirements, vote by mail or give a proxy to his spouse or to another shareholder in order to be represented and vote at a General Shareholders' Meeting.

Votes may be cast by mail in accordance with the terms and conditions prescribed by the applicable laws and regulations. The Company must receive the voting form by no later than 3 p.m. (Paris time) on the day prior to the date of the General Shareholders' Meeting.

Proxy and vote-by-mail forms, as well as the certificates attesting to the non-transferability of shares, may be prepared in electronic form, duly signed in accordance with the conditions prescribed by the applicable laws and regulations.

Shares are indivisible from the Company's point of view. Joint owners of shares must be represented at the Company by only one owner, who will be considered the sole owner or sole representative. In case of disagreement, the sole representative may be appointed by a court at the request of first joint owner to take action. Unless an agreement to the contrary has been properly notified to the Company, the right to vote at Ordinary General Shareholders' Meetings belongs to the beneficial owner while the right to vote at Extraordinary General Shareholders' Meetings belongs to the bare owner.

General Shareholders' Meetings may be held by videoconference or by any other telecommunication media, including in particular via Internet, which allow the identification of shareholders in accordance with the conditions set out in the laws and regulations in force.

Ordinary General Shareholders' Meetings

An Ordinary General Shareholders' Meeting is one which is called to make all decisions that do not amend the By-laws. It meets at least once a year within six months of the end of the fiscal year, unless this period is extended by a court judgment, to approve the financial statements of the previous fiscal year.

French law 2005-842 of 26 July 2005 for confidence and modernisation of the economy (*Loi pour la confiance et la modernisation de l'économie*) amended the rules related to quorum at General Shareholders' Meetings. A proposal will be made to the General Shareholders' Meeting of 19 April 2006 to amend article 31 of the By-laws to stipulate that Ordinary General Shareholders' Meetings are only validly in session, upon the first notice of meeting, if the shareholders who are present, represented or have voted by mail own at least one-fifth of the shares with voting rights. Upon the second notice of meeting, no quorum is required. Decisions are made based on a majority of votes held by the shareholders who are present, represented or have voted by mail.

For the purpose of calculating the quorum and majority, shareholders are deemed to be present if they participate in the Ordinary General Shareholders' Meeting by videoconference or by other telecommunication media which allow them to be identified and whose nature and rules of application are determined by the laws and regulations in force.

Extraordinary General Shareholders' Meetings

Only an Extraordinary General Shareholders' Meeting is authorised to amend any provision of the By-laws. However, it cannot increase shareholders' commitments except through properly executed operations involving a consolidation of shares.

A proposal will also be made to the General Shareholders' Meeting of 19 April 2006 to amend article 32 of the By-laws to stipulate, subject to the laws applicable to capital increases through the capitalisation of reserves, profits or share premiums, that Extraordinary General Shareholders' Meetings are only validly in session if the shareholders who are present, represented or have voted by mail own, upon the first notice of meeting, at least one-fourth and, upon the second notice of meeting, at least one-fifth of the shares with voting rights. If the latter quorum cannot be reached, the second meeting may be postponed for up to two months after the original date and the one-fifth quorum is again required.

Subject to the same conditions, decisions are made based on a two-thirds majority of votes held by the shareholders who are present, represented or have voted by mail.

For the purpose of calculating the quorum and majority, shareholders are deemed to be present if they participate in the Extraordinary General Shareholders' Meeting by videoconference or other telecommunication media which allow them to be identified and whose nature and rules of application are determined by the laws and regulations in force.

Methods and Time Limits for Calling Meetings (article 28 of the By-Laws)

General Shareholders' Meetings are called by the Board of Directors under the conditions set out by law.

Failing that, they may also be called by the Auditors or any other person authorised for this purpose.

In accordance with article 130 of the decree of 23 March 1967, a notice informing the shareholders of the next General Shareholders' Meeting is published in the *Bulletin des annonces légales obligatoires* (French bulletin of mandatory legal announcements or *BALO*) at least 30 days prior to the meeting.

The notice of meeting is issued at least 15 full days prior to the scheduled date of the General Shareholders' Meeting. This period is reduced to six full days for General Shareholders' Meetings held after the second notice of meeting and for postponed meetings.

Notices of meetings are issued through a notice published in a newspaper authorised to publish legal announcements in the French department where the Company's head office is located and in the *BALO* pursuant to article 124 paragraph 1 of the aforementioned decree of 23 March 1967. In addition, shareholders holding nominative shares at least one month prior to the date of the notice are called to the General Shareholders' Meeting by a letter sent by ordinary mail. Provided they pay the Company for mailing costs, they may ask to be informed by registered mail.

Meetings are held on the day and at the time and place indicated in the notice of meeting.

The notice of meeting must include, among other things, the meeting agenda.

General Shareholders' Meetings Officers (article 30 of the By-laws)

General Shareholders' Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by a director appointed for this purpose by the Board. Failing that, the General Shareholders' Meeting elects a Chairman itself.

The functions of voting inspectors are performed by the two members of the General Shareholders' Meeting who have the largest number of votes and who accept such functions.

The officers of the General Shareholders' Meeting appoint the secretary, who does not need to be a shareholder.

Agenda

The agenda of General Shareholders' Meetings is determined by the party calling the meeting.

One or more shareholders representing the percentage of the share capital required by the applicable regulations and acting in accordance with the legal conditions and time limits may ask that draft resolutions be added to the agenda.

A request to have a draft resolution added to the agenda must be made by registered letter with return receipt within 10 days of publication of the notice of meeting in the *BALO*. The requesting parties must provide proof that they hold or represent the required percentage of the share capital by registering the owners of the shares in the Company's records prior to sending the request.

The General Shareholders' Meeting may not consider a matter which has not been added to the agenda. However, it may at any time dismiss and replace one or more members of the Supervisory Board and, under certain conditions, dismiss and replace one or more members of the Management Board.

The agenda may not be changed if a second notice of meeting has been issued or in case of postponement.

Conditions for exercising voting rights

At all General Shareholders' Meetings, each shareholder has the same number of votes as the number of shares he owns or represents, with no limitations other than those arising from the laws in force or from the By-laws, subject to a court judgment in certain cases. There is no clause in the By-laws providing for double or multiple voting rights for the Company's shareholders or limiting their voting rights.

21.2.3 SALE AND TRANSFER OF SHARES (ARTICLE 9 OF THE BY-LAWS)

Shares are fully negotiable, as provided by the laws and regulations in force. They must be registered and are transferred according to the terms and conditions set out in the applicable laws and regulations.

21.2.4 EXCEEDING THE THRESHOLDS ESTABLISHED BY THE BY-LAWS (ARTICLE 9 OF THE BY-LAWS)

In addition to the legal requirement to inform the Company and the *AMF* when the thresholds related to 5%, 10%, 15%, 20%, 25%, 33%, 50%, 66%, 90% and 95% of the Company's share capital or voting rights are exceeded, any individual or legal entity, acting alone or in concert, who comes to own or ceases to own, directly or indirectly, pursuant to articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities giving future access to the Company's capital, corresponding to 1% of the Company's capital or voting rights or a multiple of this percentage, must, within five trading days of registration of the securities allowing him to reach or exceed this threshold, notify the Company by registered letter with return receipt of the total number of shares, voting rights or securities giving access to the share capital which he holds directly or indirectly, alone or in concert.

This notification must be repeated, subject to the above conditions, each time the holding reaches, exceeds or falls below a new 1% threshold, for whatever reason, including levels above the 5% threshold.

In the event of non-compliance with the above provisions, and at the request of one or more shareholders holding at least 1% of the share capital at a General Shareholders' Meeting, the shareholder(s) in question, without prejudice to any suspension of voting rights ordered by a court under the conditions and limits set by law, will be deprived of all voting rights related to the securities exceeding the thresholds for which notification is required.

21.2.5 CLAUSE CONCERNING CHANGE IN CAPITAL

As of the date of registration of this *document de référence*, there is no clause in the By-laws related to change in capital which establishes stricter provisions than the law.

22 Major contracts

To date, the Company has signed no major contracts, other than those made in the normal course of business, which impose a significant obligation or commitment on the Group as a whole.

23 Information provided by third parties, expert declarations and declarations of interest

None.

24 Documents available to the public

Documents concerning the Company which must be made available to the public (By-laws, reports, letters and other documents, the Company's historical financial information and consolidated information for each of the two fiscal years preceding the date of this *document de référence*) are available for consultation at the head office, preferably by appointment.

25 Information concerning equity interests

The Company has no interests in companies other than those mentioned in Section 7.2 "List of Subsidiaries" which could have a significant impact on the assessment of its assets, financial position and results.

Additional information



Contents

Report of the Chairman of the Board of Directors on the conditions for preparing and organising the Board of Directors' work and on the internal control procedures

In accordance with the provisions of article L. 225-37 of the French Commercial Code, the Chairman of your Board of Directors will describe, in this report, the conditions for preparing and organising the Board's work, as well as the internal control procedures put in place by your Company.

The Chairman has assigned this report, along with the preparatory work and necessary procedures, to the Group's finance department. The Auditors have been informed of said work and procedures.

This report describes the conditions for preparing and organising the work of PagesJaunes Group's Board of Directors in fiscal year 2005.

This report also describes the internal control procedures at PagesJaunes Group.

For accounting and financial matters, PagesJaunes Group has set up an internal control organisation for its main businesses, which uses an internationally recognised methodology based on the COSO standards (cf. introduction of section 2 of this report).

To guarantee the quality and reliability of the financial information presented, the Group makes a continuous effort to improve its internal control.

1. PREPARATION AND ORGANISATION OF THE BOARD OF DIRECTORS' WORK

PagesJaunes Group adheres to the principles of corporate governance of listed companies, as set out in the Medef/AFEP report of October 2003, including in particular:

- the responsibility and integrity of managers and directors;
- the independence of the Board of Directors;
- transparency and disclosure of information;
- respect for the rights of shareholders.

PagesJaunes Group has made a commitment to implement the recommendations made in these reports, particularly by establishing the internal regulations adopted by the Board of Directors at its meeting of 23 September 2004, which stipulate the guiding principles of its operation and the terms under which it performs its functions.

1.1 Preparation and organisation of the Board of Directors' work

The Board of Directors is involved in all decisions relating to the Company's key strategic, economic, social, financial and technological policies and sees to it that they are implemented by General Management.

PagesJaunes Group's corporate governance policy states that the CEO must receive permission from the Board to engage in any investment or divestment operations in amounts over 5 million euros per operation, in the case of external growth or sales operations. In addition, any investment in an amount over 5 million euros which is not in line with the Company's strategic policy must be approved in advance by the Board of Directors.

On 23 September 2004, PagesJaunes Group's Board of Directors decided to separate the functions of Chairman of the Board of Directors and CEO. Mr. Michel Combes is Chairman of PagesJaunes Group's Board of Directors and Mr. Michel Datchary holds the position of PagesJaunes Group's Chief Executive Officer.

The members of PagesJaunes Group's Board of Directors are:

- Michel Combes;
- Olivier Barberot, Executive Officer of France Telecom;
- François de Carbonnel, Senior Advisor of Citigroup Global and Investment Bank;
- Élie Cohen, Director of Research at CNRS, Vice-President of the Public Sector High Council and member of the Prime Minister's Economic Analysis Council;
- Patricia Langrand, Executive Officer of France Telecom;
- Jean-Hervé Lorenzi, Advisor to the Management Board of La Compagnie Financière Edmond de Rothschild Banque;
- Jean-Claude Marceau, Manager of PagesJaunes's advertising agencies department;
- Stéphane Pallez, Executive Officer of France Telecom;
- Rémy Sautter, Chairman of the Supervisory Board of RTL.

During fiscal year 2005, Mr. Philippe Leroux and Mr. Jean-Claude Marceau were appointed as directors.

Mr. Jean-Claude Marceau, Manager of PagesJaunes's advertising agencies department, was appointed as director by the General Shareholders' Meeting of 12 April 2005.

On 6 October 2005, Mr. Philippe Leroux, Director of PagesJaunes's Bordeaux office, was elected by the employees of PagesJaunes Group and its French subsidiaries as director representing the employees.

In a decision handed down on 9 January 2006, the Court of First Instance of Boulogne annulled the election of Mr. Philippe Leroux as director representing the employees vis-à-vis PagesJaunes Group's Board of Directors.

PagesJaunes Group applies certain criteria to the selection of its directors, including in particular availability, experience and expertise in the areas related to the Group's businesses and the challenges of its business environment.

During fiscal year 2005, the Board of Directors met nine times. On average, eight out of 10 directors participated in each Board of Directors' meeting during this fiscal year. The average length of a Board of Directors' meeting is two hours and 30 minutes.

The main activities of the Board of Directors are as follows:

- review of the accounts and results: the Board reviewed and approved the individual and consolidated annual and half-yearly financial statements and the management reports. It reviewed the revenue and key quarterly results. It drew up the reports and resolutions submitted to the General Shareholders' Meeting. It reviewed the 2005 budget. The Board of Directors also reviewed the transition to IFRS standards for the fiscal year ended 31 December 2004;
- review and approval of strategic operations: the Board deliberated on actual or planned acquisitions, including in particular Télécontact in Morocco. The Board also viewed a presentation of the Group's strategic policies and discussed them; it also voted on the launch of 118 008, the Group's operator information service;
- corporate governance: the Board reviewed the report prepared by the Chairman in accordance with article 117 of the financial security act concerning the conditions for preparing and organising the Board's work and the internal control procedures. It studied and introduced a stock option plan in favour of some of the Group's employees.

1.2 Tasks and operation of the Board Committees

Two Committees have been set up by the Board of Directors.

The Board of Directors decided to create an Audit Committee chaired by Rémy Sautter and a Compensation and Appointments Committee chaired by François de Carbonnel.

The Audit Committee's role is to assist the Board of Directors in carrying out its duties and responsibilities in the financial area.

Part of the Compensation and Appointments Committee's responsibility is to assist the Board of Directors in appointing and compensating officers.

1.2.1 Audit Committee

The Audit Committee has at least two members, appointed by the Board of Directors upon the recommendation of its Chairman. In addition, under the terms of the Audit Committee's operating charter, the committee appoints its Chairman itself.

The members of the Audit Committee on the date of this report are as follows:

- Mr. Remy Sautter, Chairman;
- Mr. Elie Cohen;
- Mrs. Stéphane Pallez.

The tasks of the Audit Committee, on behalf of the Board of Directors, are as follows:

- to review the half-yearly and annual individual and consolidated financial statements, as well as the management reports and activity and earnings statements;
- to ensure compliance with the accounting standards used to draw up the individual and consolidated financial statements;
- to ensure that the internal procedures for collecting and checking the information are properly applied;
- to control the quality and accuracy of information given to shareholders;
- to review the procedure for selecting the Company's Auditors, particularly as regards their selection and payment terms in order to make observations;
- to study each year the respective assignment plans of the Auditors and internal auditors, review the internal audit reports for the previous fiscal year and define the audit schedule for the current year;
- to review the accounting treatments related to specific operations;
- to review each year the Chairman of the Board's report on the Group's exposure to risks, particularly as regards financial matters and lawsuits, and the significant off-balance sheet commitments.

The tasks undertaken on behalf of the Board of Directors do not limit the powers of the Board of Directors, which cannot escape liability by citing the tasks or opinions of these committees.

The Audit Committee meets as often as it deems necessary and considers all questions falling under the scope of its responsibility. It can ask the Company to disclose any document or information needed to complete its mission and to perform any internal or external audit on any matter which it believes relates to its mission. When reviewing the drafts of the annual and half-yearly financial statements, it can question the Auditors without the presence of the Company managers. Any accounting or audit irregularities are brought to its attention.

The Audit Committee met eight times in 2005. It questioned the Company's managers, the heads of the Group's Finance Department and the Auditors in order to review, together with them, their respective assignment plans and follow-up action taken on said plans.

Some of the matters reviewed by the Audit Committee during fiscal year 2005 were:

- annual financial statements at 31 December 2004;
- transition to the IFRS standards;
- half-yearly financial statements at 30 June 2005;
- revenue and key results for the first and third quarters of 2005;
- the 2005 internal audit schedule and an update on the progress of the projects launched to implement the US Sarbanes-Oxley Act (given that it is part of the France Telecom Group, which is listed on the New York Stock Exchange) and law 2003-706 of 1 August 2003 on Financial Security;

1.2.2 Compensation and Appointments Committee

This committee has at least three members, appointed by the Board of Directors upon the recommendation of its Chairman. The committee appoints its Chairman itself.

The members of the Compensation and Appointments Committee on the date of this report are as follows:

- Mr. François de Carbonnel, Chairman;
- Mr. Olivier Barberot;
- Mr. Jean Hervé Lorenzi;
- Mr. Marcel Roulet.

It is responsible for submitting proposals to the Board of Directors concerning the appointment of Board members, the Chairman of the Board of Directors, the CEO and the members of the Board committees. It is also kept informed by the Chairman of the Board of Directors of appointments of other Group managers. In addition, the Committee recommends to the Board the amount of directors' fees to be submitted to the General Shareholders' Meeting, as well as how this amount should be divided among the members of the Board of Directors.

The Committee also recommends to the Board the compensation paid to officers and may, at the request of the Chairman of the Board of Directors, express an opinion on the rules for determining the compensation of the Company's managers.

The Compensation and Appointments Committee met five times in 2005.

The Committee reviewed the definition of the objectives and the methods used to calculate the variable portion of the CEO's compensation.

It also proposed the framework for a stock option plan, which was approved by the Board of Directors, and recommended the rejection, proposed by PagesJaunes Group, of the France Telecom Group's joint participation agreement.

1.3 Limitations on the powers of the CEO

Pursuant to the provisions of article L. 225-51-1 of the French Commercial Code, which allow the Board of Directors to choose between General Management of the Company assumed, under its responsibility, either by the Chairman of the Board of Directors or by another individual appointed by the Board of Directors whose title is CEO, PagesJaunes Group's Board of Directors decided on 23 September 2004 to separate the functions of Chairman of the Board and CEO. It elected from among its members Mr. Michel Combes as Chairman of the Board of Directors and Mr. Michel Datchary as Chief Executive Officer of PagesJaunes Group.

2. INTERNAL CONTROL PROCEDURES IMPLEMENTED AT PAGESJAUNES GROUP

For the organisation of its internal control and management of its risks, PagesJaunes Group has set up a number of internal processes, described below, and also draws on the resources and expertise of the France Telecom Group in this area, which rely on the COSO standards (Committee of Sponsoring Organizations of the Treadway Commission).

According to the COSO standards, internal control is a process implemented by a company's Management and employees aimed at providing reasonable assurance with regard to the achievement of objectives coming under the following categories:

- completion and optimisation of operations;
- reliability of financial information;
- compliance with the laws and regulations in force.

The aim of this process, which covers all PagesJaunes Group's activities, is to reasonably ensure that risks are managed and that the objectives set are achieved.

2.1 The control environment

PagesJaunes Group has created a set of rules of organisation, policies, procedures and evaluation and control processes and bodies, developed for the entire France Telecom group, which contribute to the effectiveness of internal control.

2.1.1 Values, governance, mobilisation of skills

2.1.1.1 The Group's values and basis for action and conduct

At its meeting of 27 May 2004, PagesJaunes Group's Supervisory Board adopted a Group Professional Ethics Charter (available on its website at www.pagesjaunesgroupe.com). This charter sets out the Group's values and presents the principles underlying its dealings with its customers, shareholders, employees, suppliers and competitors, as well as actions related to the environment and the countries in which the Group operates. It also describes certain principles of personal conduct to which each employee, director and manager must adhere.

The principles and rules related to trading ethics are contained in a specific document which forms an integral part of the Charter. The aim of this document is to make the employees and directors of the Group's companies aware of the existing principles and rules and the need to comply with them scrupulously, as well as certain preventive measures (including in particular the existence of blackout periods for trading in the Group's shares for "permanent insiders").

Moreover, pursuant to the provisions of article 222-14 of the *AMF*'s new General Regulations (which implement article L. 621-18-2 of the French Monetary and Financial Code), PagesJaunes Group has informed its directors of its obligation to report to the *AMF* and to publish in a press release, within five days of the transaction, all acquisitions, sales, subscriptions for or exchanges of its financial instruments, as well as transactions completed on these instruments using futures instruments, carried out by the members of the Board of Directors and by those persons, under the terms to be defined by a decree in Council of State, having close personal ties with them.

Group governance

The Executive Committee

A PagesJaunes Group Executive Committee, which comes under the authority of the CEO, has been created and is made up of the Executive Directors in charge of the Group's divisions and functions. The Executive Committee defines the Group's strategic policies that contribute to the development of its operational and commercial activities. The Group's Executive Committee decides on and coordinates the implementation of these strategic policies. It monitors the achievement of the objectives which reflect its operational decisions as well as those related to the allocation of financial resources.

The Strategy Committee

The Strategy Committee is made up of PagesJaunes Group's CEO and Chief Financial Officer, the Directors of PagesJaunes SA's three business units (printed directory, on-line and voice service and other services) and PagesJaunes Group's Strategy Director, who chairs the committee. Strategy Committee meetings are also attended by those with an interest in the topic on the agenda, as necessary. The Strategy Committee meets approximately once a month. The role of the Strategy Committee is to analyse and review the strategic plans and structuring projects of PagesJaunes Group and its subsidiaries, and to coordinate and structure the Group's strategic thinking.

2.1.2 The Internal Audit function

In terms of internal auditing, PagesJaunes Group relies on France Telecom's Audit and Risk Control Department, which was created in 1996 and has about 150 qualified auditors who work as a shared service for all the Group's entities out of offices located mainly in France, Great Britain, Poland and the USA.

France Telecom Group's internal auditors adhere to the standards of the Institute of Internal Auditors (IIA) and are subject to its Code of Ethics and professional certification. France Telecom's Internal Audit department received ISO 9001 V.2000 certification in October 2004.

The Internal Audit department helps the Group maintain appropriate control procedures by evaluating their effectiveness and efficiency and encouraging their continuous improvement. Based on the results of risk evaluation, the Internal Audit department assesses the applicability and effectiveness of the internal control procedures by measuring, in particular, the quality of the control environment at the Group, how well the internal governance bodies function, the reliability and integrity of the financial and operating information, the effectiveness and efficiency of operations, the protection of assets and compliance with laws, regulations and contracts.

Fiscal year 2005 saw the appointment of a Director of Internal Audit at PagesJaunes Group. The role of this individual, who relies on France Telecom's internal audit department operationally, is to carry out the tasks defined in the audit programme by the Audit Committee. These include:

- Sarbanes-Oxley tests conducted as PagesJaunes SA's work progresses;
- internal control reviews at PagesJaunes Group's subsidiaries;
- topic-specific assignments at PagesJaunes SA.

2.1.3 Risk management

In early 2005, PagesJaunes Group introduced a risk management process and appointed its Director of Legal Affairs as risk manager. This led to the establishment of the Risk Map, with the help of France Telecom's Audit and Risk Control Department, and to the organisation of the risk management process, which includes a Group segment-based approach (PagesJaunes Group, PagesJaunes SA, QDQ Media and other subsidiaries) and a business category approach, on the one hand, and the allocation of risks to risk owners, on the other.

This risk management process was presented to the Audit Committee.

The full Risk Map and the identification of the related owners and action plans for major risks were completed as planned in June 2005.

A complete review of the risks was carried out at the end of 2005, which made it possible to:

- measure the progress of the planned actions;
- update the risks identified in June 2005 (changes, elimination);
- include new risks identified, if any.

The risk manager, with the help of a steering committee made up of Executive Directors from PagesJaunes Group and PagesJaunes, is responsible for overseeing this process.

The steering committee also stresses the implementation of an information security policy within PagesJaunes Group, which ensures the consistency of these two programmes.

2.2 Internal control procedures related to the preparation and processing of accounting and financial information

The reliability of published accounting and financial information is assured by a group of bodies, rules, procedures and controls, a skills management policy and efforts aimed at continuous improvement of procedures.

Internal control of accounting and financial information is underpinned by the following:

- the Financial Information Committee;
- the Group's accounting and management organisation;
- unified accounting and management reporting;
- the accounting guidelines and methods applied throughout the Group;
- planning of year-end closing operations at the Group level;
- the programme for continuous improvement of the internal financial control processes.

The Financial Information Committee

Financial information and its control are organised in a manner that is consistent with PagesJaunes Group's managerial and management organisation. To improve the quality and reliability of financial information, the Group has set up a system of financial information oversight and control, which is based for the most part on the work of the Financial Information Committee.

The role of this committee is to ensure the integrity, accuracy, adherence to applicable laws and regulations and recognised practices, consistency and quality of PagesJaunes Group's financial information.

This review, which occurs prior to the release of financial information, pertains in particular to regular press releases containing financial information, periodic presentations to analysts, management reports and the *document de référence*.

The Committee carries out its work in accordance with the procedures related to the preparation and approval of financial information defined for the entire Group. It is chaired by the Group's Chief Financial Officer and includes in particular directors with expertise in the fields of accounting, law, communications, investor relations and management control. Created in July 2004, this Committee met four times in 2005.

The Accounting and Management Function

Under the authority of the Group's Chief Financial Officer, the Finance Directors, Management Control departments and Accounting departments of the Group's subsidiaries assume the essential tasks of ensuring the consistency of PagesJaunes Group's financial information.

For example:

- they are responsible for producing PagesJaunes Group's financial statements by the deadlines required by the financial markets and in accordance with legal requirements;
- they oversee the budget and forecasting process and produce the monthly management reports in the most timely manner, while ensuring the consistency of the information;
- they produce the documents needed for the financial reporting of the results and the executive summary for PagesJaunes Group's management;
- they design and implement PagesJaunes Group's accounting and management methods, procedures and guidelines;
- they identify and make the necessary changes to PagesJaunes Group's accounting and management information systems.

Unified accounting and management reporting

PagesJaunes follows the Group's management and planning cycle, which includes four basic components:

- the forecast for at least the next three years;
- the budget process;
- monthly reporting;
- business reviews.

Each year, a forecast is prepared by PagesJaunes Group for the next three years or longer. This forecast is prepared based on PagesJaunes Group's strategic choices in light of changes in the market, the business sector and the competitive environment.

The budget process is broken down for PagesJaunes and its subsidiaries. The main stages in the budget process are as follows:

- in the fall, updating of the budget for the current year (year-end forecast) and each entity's preparation of a budget for the first and second halves of the following year;
- in the spring, updating of the original forecast for the first half of the current year (end of half-year forecast) which is compared to the original forecast. The budget for the second half of the year is also updated on the same date.

The budget and the revised forecasts are updated each month to serve as a benchmark for reporting. The forecasts and revised forecasts provide an opportunity for early analysis of the treatment of certain year-end closing operations.

The monthly reports are a key component of the control and financial information process. They are the most important tracking, control and oversight tool used by PagesJaunes Group's Management. They consist of several documents prepared by the Management Control and Accounting departments and sent to PagesJaunes Group's Management.

The monthly reports contain figures, comments on changes and performance measurement indicators.

PagesJaunes Group's Management Control and Accounting departments use the same consolidation tool as the France Telecom Group to produce the report showing actual and budget figures (Magnitude).

The quarterly business reviews are a key element of PagesJaunes Group's oversight and control process. Their main purpose is to ensure that the actions taken are in line with the Group's priorities and objectives.

Accounting guidelines and methods applied throughout the Group

For the preparation of the forecasted and actual consolidated financial statements, the Group has chosen the standardisation principle, which ensures:

- the consistency of the accounting guidelines, accounting methods and consolidation rules;
- standardisation of the reporting formats;
- use of an automated consolidation tool throughout the Group (Magnitude).

The Group has a single set of guidelines, which ensures standardisation of the various sections of the Magnitude consolidated reports, including those for off-balance sheet commitments. All the Group's consolidated entities have adopted these guidelines.

PagesJaunes Group draws up its consolidated financial statements according to the IFRS standards (European regulation 1606/2002 of 19 July 2002).

The consolidation documents are prepared according to local accounting principles and include restatements for consistency to ensure adherence to the Group's and the IFRS standards.

Explanatory memos issued by France Telecom's Group Finance Office describing the process and schedule for closing each period are distributed within the Group. PagesJaunes SA and the other PagesJaunes Group subsidiaries adapt these processes and schedules to their own organisation.

In accordance with Regulation 1606/2002 and IFRS standard 1 – adoption of IFRS standards as accounting guidelines – PagesJaunes Group's consolidated financial statements for the fiscal year ended 31 December 2005 have been drawn up based on international accounting standards with a comparison to fiscal year 2004 prepared according to the same standards.

Planning of year-end closing operations at the Group level

To keep the year-end closing time as short as possible, PagesJaunes Group follows a programme which was set up to formalise and plan the closing procedures. This programme is based on:

- the budget monitoring procedures;
- the completion of pre-closing procedures;
- more formalised closing procedures;
- early treatment of complex accounting operations and estimates.

The planning of the coordination activities among the Group's various divisions and departments, the improved quality of the forecasts and better control of the financial processes and the ability to get an early start on and speed up the year-end closing process have contributed greatly to the progress made by the Group in closing its accounts.

As part of their statutory mandate, the Auditors are called upon on a quarterly basis to carry out certain pre-defined procedures: at the end of the first half-year period and after the pre-closing, in the form of a limited review at the Group level, and, for the year-end closing, through a review of the pre-closing procedures followed by an audit of the accounts at 31 December. They therefore provide an external evaluation benchmark which complements the internal evaluation process.

The programme for continuous improvement of the internal financial control processes

Since 2003, PagesJaunes Group has participated, as part of the whole France Telecom Group, in the programme aimed at increasing the effectiveness of internal control with regard to the production of financial and accounting information. This programme should allow the France Telecom Group to satisfy the provisions of article 404 of the US Sarbanes-Oxley Act in the time required, to which France Telecom is subject because of its listing on the New York Stock Exchange (article 404 stipulates, in particular, that the Chairman must certify the effectiveness of the internal control procedures and that the Auditor must issue a report on this certification).

This programme offers the chance to routinely and consistently perform a documented review of all internal financial control procedures and to give each process manager the means to ensure the continuous improvement of their effectiveness. For each process that has a significant impact on the Group's financial information, this means verifying the quality and effectiveness of the internal control procedures based on a methodology used throughout the Group.

At the France Telecom Group level, this large scale programme is managed by a Steering Committee chaired by the Executive Directors in charge of the Group Finance and General Secretariat department and by a Project Team which defines, directs and coordinates the work and ensures that the project runs smoothly. This programme is carried out in conjunction with the Auditors.

PagesJaunes Groupe, S.A.

Fiscal year ended 31 Decembre 2005

Auditors' report, prepared in accordance with article L. 225-235 of the French Commercial Code, on the report of the Chairman of PagesJaunes Group's Board of Directors concerning the internal control procedures implemented to prepare and process the accounting and financial information

Dear Shareholders,

In our capacity as Auditors of the PagesJaunes Group Company, and in accordance with the provisions of article L. 225-235 of the French Commercial Code, we present to you our report on the report prepared by your Company's Chairman pursuant to article L. 225-37 of the French Commercial Code for the fiscal year ended 31 December 2005.

It is the Chairman's responsibility to give an account, in his report, of the conditions for preparing and organising the Board of Directors' work and of the internal control procedures implemented at the Company.

It is our task to inform you of any comments we may have regarding the information provided in the Chairman's report concerning the internal control procedures implemented to prepare and process the accounting and financial information.

We have conducted our work according to professional standards applicable in France. These standards require us to follow certain procedures to assess the accuracy of the information provided in the Chairman's report concerning the internal control procedures implemented to prepare and process the accounting and financial information. These procedures consisted in:

- acquiring knowledge of the objectives and general organisation of internal control, as well as the internal control procedures implemented to prepare and process the accounting and financial information presented in the Chairman's report;
- acquiring knowledge of the work underlying the information provided in the report.

Based on this work, we have no comments on the information contained in the Chairman of the Board's report, which was prepared in accordance with the provisions of the last paragraph of article L. 225-37 of the French Commercial Code, regarding the Company's internal control procedures implemented to prepare and process the accounting and financial information.

Neuilly-sur-Seine and Paris-La Défense, 2 March 2006.

The Auditors

DELOITTE & ASSOCIÉS
Eric Gins Jean-Paul Picard

ERNST & YOUNG Audit
Christian Chiarasini Jeremy Thurbin

PagesJaunes Group, S.A.

Extraordinary General Shareholders' Meeting of 19 April 2006

Special Auditors' report concerning the bonus issue of existing or yet unissued shares to employees and/or officers

Dear Shareholders,

In our capacity as your Company's Auditors and pursuant to the mission described in article L. 225-197-1 of the French Commercial Code, we have prepared this report on the proposed bonus issue of existing or yet unissued shares to employees and/or officers of PagesJaunes Group and/or of companies or groups affiliated with it under the terms of article L. 225-197-2 of the French Commercial Code or certain categories of same.

Your Board of Directors has proposed that you authorise it to allot existing or yet unissued shares free of charge. It is responsible for preparing a report concerning this operation which it wishes to have the power to carry out. It is our task to inform you, where applicable, of our comments regarding the information provided to you about the planned operation.

In the absence of professional standards applicable to this type of operation, which is the result of a legislative provision of 30 December 2004, we have followed the procedures that we deemed necessary. These procedures consisted in ensuring, in particular, that the terms and conditions considered and provided in the Board of Directors' report are in line with the statutory provisions.

We have no comments regarding the information provided in the Board of Directors' report concerning the planned bonus issue of shares.

Neuilly-sur-Seine and Paris-La Défense, 2 March 2006.

The Auditors

DELOITTE & ASSOCIÉS
Eric Gins Jean-Paul Picard

ERNST & YOUNG Audit
Christian Chiarasini Jeremy Thurbin

PagesJaunes Group, S.A.

Extraordinary General Shareholders' Meeting of 19 April 2006

Auditors' report on the capital reduction through the cancellation of purchased shares

Dear Shareholders,

In our capacity as Auditors of PagesJaunes Group and pursuant to the mission described in article L. 225-209 paragraph 7 of the French Commercial Code concerning capital reductions through the cancellation of purchased shares, we have prepared this report to give you our assessment of the causes and conditions of the planned capital reduction.

We have conducted our work according to professional standards applicable in France. These standards require us to follow certain procedures to determine whether the causes and conditions of the planned capital reduction are proper.

This operation involves the purchase by your company, up to a limit of 10% of its capital, of its own shares, under the terms set out in article L. 225-209 of the French Commercial Code. This purchase authorisation is submitted to your General Shareholders' Meeting for approval and would be granted for a period of eighteen (18) months.

Your Board has requested that you authorise it, for a period of eighteen (18) months, by virtue of the exercise of the authorisation by which your company may purchase its own shares, to cancel, up to a limit of 10% of its capital and by twenty-four (24)-month periods, the shares thus purchased.

We have no comments regarding the causes and conditions of the planned capital reduction, and note that this operation may only be carried out if your meeting first approves the operation by which your company may purchase its own shares.

Neuilly-sur-Seine and Paris-La Défense, 2 March 2006.

The Auditors

DELOITTE & ASSOCIÉS
Eric Gins Jean-Paul Picard

ERNST & YOUNG Audit
Christian Chiarasini Jeremy Thurbin

Glossary

Advertising agency: individual or legal entity which assumes responsibility for marketing advertising space with content published by a third party, the rights and obligations of which are defined in an advertising representation contract.

Azur Number: a telecommunications number, the cost of which is shared between the service provider and the caller.

Company: the PagesJaunes Group Company.

Consolidated Group: consolidated Group means the group of companies made up of the Company and all its subsidiaries, with the exception of PagesJaunes Outre-Mer and PagesJaunes Liban.

Consolidated Group revenue: Group revenue including the revenue of PagesJaunes and all its subsidiaries, except the revenue of PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban, which are not consolidated.

Directory: a directory is a compilation of lists of businesses and/or individuals, who subscribe to a fixed or mobile operator, for publication in an alphabetical list or under business headings in printed or electronic format.

External Group revenue: Group revenue with third parties outside the France Telecom Group.

Group: Group means the group of companies made up of the Company and all its subsidiaries.

France Telecom Group: the France Telecom Company and all its subsidiaries.

I-mode: data exchange protocol developed by the Japanese telephony operator NTT DoCoMo enabling use of the Internet from mobile terminals.

Internet hit rate: number of Internet users who visited a particular site at least once during a given period out of the total number of active Internet users during that period.

Intranet: local network using the same protocols and technologies as the Internet, except that it connects computers privately, i.e. without being open to all Internet users. Examples: company Intranet, community Intranet, etc.

PagesJaunes or PagesJaunes SA: the PagesJaunes SA Company.

Publisher: an individual or legal entity which assumes responsibility for the content it distributes.

WAP (wireless application protocol): data exchange protocol developed by various manufacturers of mobile telephones enabling Internet use from mobile terminals.

Web call-back: feature that allows telephone contact to be made with the advertiser, at the customer's request, by means of an icon placed on the advertiser's website.

pagesjaunes

PagesJaunes Groupe – 7, avenue de la Cristallerie – 92317 Sèvres Cedex – France
Tel.: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 – www.pagesjaunesgroupe.com

pagesjaunes

results



Document de référence 2004



Unofficial translation, for informational purposes only, of the French language *Document de référence* 2004 of PagesJaunes Group, registered with the *Autorité des marchés financiers* on 30 March 2005 under the registration no. R05-034.

Document de référence

AUTORITE DES MARCHES FINANCIERS
AMF

In application of Articles 211-1 to 211-42 of its general regulations, the *Autorité des marchés financiers* (the *AMF*) has registered the French Version of the *Document de référence* on 30 March 2005, as number R05-034.

It can only be used to back up a financial operation if it is accompanied by a memorandum of operation approved by the *Autorité des marchés financiers*.

This *Document de référence* was drawn up by the issuer, under the responsibility of its signatories.

This registration, performed after an examination of the relevance and consistency of the information given on the Company's situation, does not imply any authentication of the accounting and financial information presented.

Copies of this *Document de référence* are available free of charge from the PagesJaunes Groupe, 7, Avenue de la Cristallerie, 92317 Sèvres Cedex, as well as on the PagesJaunes Groupe website at: http://www.pagesjaunesgroupe.com and on the website of the *Autorité des marchés financiers* at: www.amf-france.org.


03

Contents


05

Chapter 1 – Those Responsible for the *Document de Référence* and Auditing the Accounts

In this *Document de référence*, the terms "PagesJaunes Group" or "the Company" refer to the PagesJaunes Group holding company, and the terms "PagesJaunes SA" or "PagesJaunes" refer to the company PagesJaunes. The term "Group" refers to the group of companies comprising the Company and all its subsidiaries and the term "Consolidated Group" refers to the group of companies comprising the Company and all its subsidiaries apart from PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban, which are not consolidated. A glossary defining the main terms in this *Document de référence* is given at the end of this document.

1.1 THOSE RESPONSIBLE FOR THE *DOCUMENT DE RÉFÉRENCE*

Mr. Michel Combes,
Chairman of the Board of PagesJaunes Group
Mr. Michel Datchary,
CEO of PagesJaunes Group

1.2 STATEMENT BY THOSE RESPONSIBLE FOR THE *DOCUMENT DE RÉFÉRENCE*

"To the best of our knowledge, the information in this Document de référence *is accurate; it includes all the information needed by investors to form an opinion on the Group's assets, business, financial position, results and prospects; it contains no omissions which could change its scope."*

Paris, 30 March 2005
Mr. Michel Combes
Chairman of the Board of PagesJaunes Group
Mr. Michel Datchary,
CEO of PagesJaunes Group

1.3 STATEMENT BY THE OFFICIAL AUDITORS

1.3.1 Statutory Auditors

For the 2004 fiscal year

Deloitte & Associés
represented by Éric Gins and Jean-Paul Picard
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine
appointed at the General Shareholders' Meeting held on 3 June 2003 as replacements for the resigning Statutory auditors Ernst & Young, for the remaining period of their predecessors' appointment, until the end of the General Shareholders' Meeting voting on the accounts for the fiscal year ending on 31 December 2003. This appointment was renewed at the General Shareholders' Meeting held on 27 May 2004 for a term of six fiscal years until the end of the General Shareholders' Meeting voting in 2010 on the accounts for the Company's fiscal year ending on 31 December 2009.

And

Ernst & Young Audit
represented by Christian Chiarasini
Faubourg de l'Arche
11, allée de l'Arche
92400 Courbevoie
appointed joint chief auditor of the Company at the General Shareholders' Meeting held on 27 May 2004 for a term of six fiscal years, until the end of the General Shareholders' Meeting voting in 2010 on the accounts for the fiscal year ending on 31 December 2009.

For the 2003 Fiscal Year

Deloitte Touche Tohmatsu
represented by Éric Gins and Jean-Paul Picard
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine
appointed at the General Shareholders' Meeting held on 3 June 2003 as replacements for the previous Statutory auditors Ernst & Young, for the remaining period of their predecessors' appointment, until the end of the General Shareholders' Meeting voting on the accounts for the fiscal year ending on 31 December 2003. This appointment was renewed at the General Shareholders' Meeting held on 27 May 2004 for a term of six fiscal years until the end of the General Shareholders' Meeting voting in 2010 on the accounts for the company's fiscal year ending on 31 December 2009.

For the 2001 and 2002 Fiscal Years

Ernst & Young
represented by Christine Vitrac for the fiscal year ending on 31 December 2002 and
Alain Vincent for the fiscal year ending on 31 December 2001.
4, rue Auber
75009 Paris
appointed at the General Shareholders' Meeting held on 25 June 1992 for a term of six fiscal years. This appointment was renewed by the General Shareholders' Meeting held on 29 June 1998 for the same term. Ernst & Young's resignation was reported to the General Shareholders' Meeting held on 3 June 2003.

And

Salustro Reydel
represented by Dominique Stiegler for the fiscal year ending on 31 December 2002, and by Édouard Salustro and François Bernard for the fiscal year ending on 31 December 2001.
8, avenue Delcassé
75008 Paris
appointed at the General Shareholders' Meeting held on 10 June 1980. This appointment was renewed for the last time by the General Shareholders' Meeting held on 29 June 1998 for a term of six fiscal years. The resignation of Salustro Reydel was reported to the Supervisory Board's Meeting on 13 May 2003.

1.3.2 Substitute Auditors

BEAS,
7-9, Villa Houssay
9220 Neuilly-sur-Seine
appointed at the General Shareholders' Meeting held on 3 June 2003 as replacements for the resigning joint Substitute auditors, Mr. Francis Gidoin, for the remaining term of their predecessor's appointment, until the end of the General Shareholders' Meeting voting on the accounts for the fiscal year ending on 31 December 2003. This appointment was renewed at the General Shareholders' Meeting held on 27 May 2004 for a term of six fiscal years, until the end of the General Shareholders' Meeting voting in 2010 on the accounts for the fiscal year ending on 31 December 2009.

Auditex
Tour Ernest & Young
Faubourg de l'Arche
92037 Paris-La Défense Cedex
appointed joint alternate auditor for the Company at the General Shareholders' Meeting held on 27 May 2004 for a term of six fiscal years, until the end of the General Shareholders' Meeting voting in 2010 on the accounts for the fiscal year ending on 31 December 2009.

1.3.3 Auditors' Opinion on the *Document de référence*

In our capacity as Auditors for the PagesJaunes Group and in application of article 211-5-2 of the *AMF* General Regulations, following professional standards applicable in France, we proceeded to verify the information relating to the financial position and historical accounts presented in this *Document de référence*.

This *Document de référence* was drawn up under the responsibility of the Chairman of the Board and the Managing Director of the PagesJaunes Group. Our task is to issue an opinion on the accuracy of the information it contains relating to the financial position and the accounts.

Following professional standards applicable in France, our work consisted of assessing the accuracy of the information relating to the financial position and the accounts, verifying that it matches the accounts which were the subject of a report. It also consisted of reading the other information contained in the *Document de référence*, to identify any significance divergences from the information relating to the financial position and the accounts, and to point out any manifestly inaccurate information which we found based on our general knowledge of the Company, acquired in the performance of our task. The forecast information presented corresponds to management's goals, and not to isolated forecast information resulting from a structured production process.

The annual accounts for the fiscal year ending on 31 December 2002, drawn up by the Management Board, were the subject of an audit by Ernst & Young and RSM Salustro Reydel, according to professional standards applicable in France, and were unconditionally certified with a comment on the point set out in note 1.7 of the appendix to the annual accounts relating to booking customer receivables.

The annual accounts for the fiscal year on 31 December 2003, drawn up by the Management Board, were the subject of an audit by Deloitte Touche Tohmatsu, according to professional standards applicable in France, and were unconditionally certified with a comment on a change in accounting methods relating to the inclusion of profits from advertising inserts in on-line directories described in 1.1, 1.2 and 2.16 of the appendix to the annual accounts.

The annual accounts for the fiscal year ending on 31 December 2004, drawn up by the Board, were the subject of an audit performed by ourselves, according to professional standards applicable in France. They were certified unconditionally and with no comments.

The consolidated accounts for the fiscal years ending on 31 December 2003 and 31 December 2004, drawn up respectively by the Management Board and by the Board according to French accounting principles, were the subject of an audit performed by ourselves according to professional standards applicable in France, and were certified unconditionally and with no comments. In addition, we have no comments to make on the consolidated information for the 2002 fiscal year compared to the consolidated accounts for the 2003 fiscal year.

For information relating to the financial position and the accounts which was subject to pro forma restatement, our work consisted of assessing if the conventions used were consistent and constitute a reasonable basis for producing them, verifying the conversion of these conventions into numbers, making sure that the accounting methods used to produce this information match those used to draw up the last historical accounts which were audited, and if applicable, verifying that they match the historical accounts presented in the *Document de référence*.

Based on this work, we have no comments to make on the accuracy of the information relating to the financial position and the accounts presented in the *Document de référence*.

In regard to the pro forma information contained in this *Document de référence*, we would point out that the purpose of this information is to translate the effect on the historical accounting and financial information of the execution, at a date earlier than the actual or reasonably assumed occurrence, of a given operation or event. However, it is not necessarily representative of the financial position or the performance which would have been reported if the operation or the event had occurred at a date earlier than that of the actual or reasonably assumed occurrence.

Neuilly-sur-Seine and Paris – La Défense, 30 March 2005
The Auditors

DELOITTE & ASSOCIÉS	ERNST & YOUNG Audit
Jean-Paul Picard, Éric Gins	Christian Chiarasini

This *Document de référence* also includes:

> the general report on the annual accounts and the report on the consolidated accounts on 31 December 2004 by the Auditors (page 116 and page 105 of this *Document de référence* respectively) including the justification for the assessments by the Auditors drawn up in application of the provisions of article L. 225-235 of the French Commercial Code;

> the Auditors' report (page 133 Section 6.4.2 of this *Document de référence*) drawn up in application of the last point in article L. 225-235 of the French Commercial Code, on the report by the Chairman of the Board of the Company describing the internal control procedures relating to drawing up and stating the accounting and financial information for the fiscal year ending on 31 December 2004.

1.4 INFORMATION POLICY

1.4.1 Responsible for the Information

Mr. Jean-Claude Peltier
Chief Financial Officer
Telephone: 01 46 23 32 07

1.4.2 Tentative Calendar for Financial Reporting

The financial information given out by PagesJaunes Group (press releases, presentations, annual reports) is available on its website: http://www.pagesjaunesgroupe.com. The tentative calendar for financial reporting for the PagesJaunes Group for 2005 is as follows:

> 3 February: 2004 accounts (press conference and analyst presentation);

> end of April: presentation of the provisional accounts for 2004 in IFRS;

> end of April: revenue figures for the first quarter of 2005;

> end of July: revenue figures and estimated results for the first half of the year (conference press and analyst presentation), and;

> end of September: final results for the first half of 2005;

> end of October: revenue figures for the third quarter of 2005.

Chapter 2 – Issue/Admission of Securities

Not applicable.

Chapter 3 – General Information About the Company and its Share Capital

3.1 GENERAL INFORMATION ABOUT THE COMPANY

3.1.1 Company Name and Registered Offices (Articles 2 and 4 of the By-Laws)

Company Name: PagesJaunes Group.
Registered offices and the Company's main place of business 7, avenue de la Cristallerie, 92317 Sèvres Cedex.

3.1.2 Legal Form and Applicable Legislation (Article 1 of the By-Laws)

PagesJaunes Group is a limited liability corporation with a Board of Directors subject to the provisions of articles L. 210-1 and following of the French Commercial Code and decree No. 67-236 of 23 March 1967 on business corporations.

3.1.3 Date of Incorporation and Term of the Company (Article 5 of the By-Laws)

The Company was incorporated on 12 January 1897 and registered on 21 February 1955. Based on article 5 of its by-laws, the Company has a term of 99 years which started on 31 December 1954 and will run until 31 December 2053, unless it is dissolved earlier or extended as provided for in the by-laws.

3.1.4 Corporate Purpose (Article 3 of the By-Laws)

> The acquisition and holding of shares or stakes or other securities in French or foreign legal entities, defining the policies to be implemented by its subsidiary companies, as well as providing all services to benefit companies in which it holds securities.
> The acquisition by any means without exception or reservation, the holding by any means and in any capacity, the management, and as applicable, the transfer by any means without exception or reservation, of all or part of any majority or minority interest that is directly or indirectly related to the Company's corporate purpose and to any similar or ancillary purposes.

In addition, the Company's purpose is also, in France and in foreign countries, to directly or indirectly:
> publish on its own behalf or on behalf of third parties, all directories published by any current or future means, to offer information services by any current or future means, as well as to carry on the business of advertising in all its forms through all means and for any purpose;
> consult, research, design, manufacture, updating and maintenance of all services in connection with any system of information circulation within a network, whether open or closed, of IT or telephone interconnection, whether wire-based, through satellite, cable or other methods, as well as any other activity in connection with such services and more particularly activities in connection with Internet or Intranet sites;
> conduct the collection, acquisition, enhancement, management, processing, commercialisation or hosting of data or files of any type;
> handle any activities directly or indirectly related to such services or that are a prerequisite for, or accessory to, conditional upon, or an extension of such services or that are capable of encouraging or developing such services, and;
> in general, all industrial, commercial, financial, civil, asset or property operations which may be directly or indirectly associated with one of the purposes set out above or any similar or associated purpose.

3.1.5 Business and Company Register

Business and Company register number: Nanterre register No. 552028425
APE Code: 744A

3.1.6 Consulting Legal Documents

All the legal documents relating to the Company must be made available to the shareholders pursuant to applicable legislation may be consulted at the Company's head offices.

3.1.7 Fiscal Year (Article 33 of the By-Laws)

Each fiscal year starts on 1 January and ends on 31 December.

3.1.8 Allocation of Net Profits – Payment of Dividends – Interim Dividends (Articles 34 and 35 of the By-Laws)

Of the profits generated within a fiscal year minus, if applicable, losses carried forward from prior years, a minimum of 5% is allocate to the statutory reserve fund. This allocation ceases to be required by law when such reserve amounts to one-tenth of the Company's stated capital. Distributable profits consist of the profits for the fiscal year, minus losses carried forward from prior years and minus amounts allocated to reserves as required by law or the by-laws, plus retained earnings. The General Shareholders' Meeting may allocate any amounts of these profits to optional reserves or retained earnings as it deems appropriate.
In addition, the General Shareholders' Meeting may decide to distribute amounts from those reserve accounts that are at its disposal by expressly indicating the reserve accounts from which such withdrawals are made. However, dividends are first taken from the distributable profits of the fiscal year.
Apart from capital reductions, no distribution of dividends may be made to shareholders if shareholders' equity is, or as a result of such distribution would become, less than the amount of capital plus the reserves required by law or the by-laws.
The terms and conditions for the payment of dividends approved by the General Shareholders' Meeting are determined by such General Shareholders' Meeting, or failing a decision by the General Shareholders' Meeting, by the Management Board. However, payment of cash dividends must be made

within a maximum period of nine months after the fiscal year ends, unless an extension is authorised by court order.
The Ordinary General Shareholders' Meeting may grant each shareholder, for all or part of the dividend to be distributed, an option of receiving payment in cash or in shares, subject to legal requirements.
The Management Board has the ability to decide to pay interim dividends in accordance with the conditions prescribed by law.
Dividends not claimed within five years after the payment date lapse and are paid to the French State.

3.1.9 General Shareholders' Meetings (Articles 11 and 26 to 32 of the By-Laws)

Access, Participation and Voting at the General Shareholders' Meetings

General Shareholders' Meetings are composed of all shareholders whose shares are paid up and have been registered in their name no later than 3 p.m. (Paris time) on the day prior to the General Shareholders' Meeting with the following conditions:
> in order to attend, vote by mail, or be represented at the General Shareholders' Meeting, the holders of bearer shares or nominative shares in an account not held by the Company must file a certificate prepared by their financial intermediary stating the non-transferability of the shares until the Meeting date at the location indicated in the notice of Meeting no later than 3 p.m. (Paris time) on the day prior to the Meeting;
> in order to attend, vote by mail, or be represented at the General Shareholders' Meeting, the holders of nominative shares in an account held by the Company, must have their shares registered in their account held by the Company no later than 3 p.m. (Paris time) on the day prior to the Meeting;
> access to the General Shareholders' Meeting is open to its participants upon proof of eligibility and identity. The Management Board may, if it deems it useful, issue individual and personal admission cards to shareholders and require such cards to be presented;
> shareholders of the Company who are not resident in France may be registered in an account and be represented at the General Shareholders' Meeting by any intermediary registered on their behalf and who holds a general proxy to administer their shares, provided that such intermediary has declared his capacity in accordance with applicable legal and regulatory requirements prior to opening an account with the Company or with a financial intermediary account holder;
> the Company has the right to ask the intermediary registered on behalf of shareholders who are not resident in France and holding a general proxy to provide the list of shareholders it represents and whose rights will be exercised at the General Shareholders' Meeting;
> each participant at the General Shareholders' Meeting has as many votes as shares that he owns or represents, subject to any loss of voting rights;
> a shareholder may also, subject to legal and regulatory requirements, vote by mail or give a proxy to his spouse or to another shareholder to be represented and vote at a General Shareholders' Meeting;
> voting by mail is exercised in accordance with the terms and conditions prescribed by applicable laws and regulations. The Company must receive the voting form no later than 3 p.m. (Paris time) on the day prior to the Meeting date;
> proxy forms and voting by mail forms, as well as the certificates attesting to the non-transferability of shares may be prepared in electronic form, duly signed in accordance with the conditions prescribed by applicable laws and regulations;
> the shares are indivisible from the Company's point of view. Joint owners of shares must be represented at the Company by one of them, who will be considered the sole owner or sole representative. If they cannot reach an agreement, the sole representative may be appointed by a court at the request of the most diligent joint owner. Unless an agreement to the contrary has been properly reported to the Company, the right to vote in Ordinary General Shareholders' Meetings belongs to the beneficial owner while the right to vote in Extraordinary General Shareholders' Meetings belongs to the bare owner;
> General Shareholders' Meetings may be held by videoconference or any other means of telecommunication, particularly the Internet, that allows for identification of shareholders in accordance with the conditions set out in applicable laws and regulations.

Ordinary General Shareholders' Meetings

An Ordinary General Shareholders' Meeting is called to make all decisions that do not amend the by-laws. It meets at least once a year, within six months following the end of the fiscal year, unless this period is extended by a court order, to approve the accounts for fiscal year in question.
It is only validly in session, after the first notice of Meeting, if the shareholders present, represented or who have voted by mail, own at least one quarter of the shares with voting rights. After the second notice of Meeting, no quorum is required. Resolutions must be passed by a majority of votes held by the shareholders present, represented or who have voted by mail. For the purpose of calculating the quorum and majority, shareholders are deemed to be present if they participate in the Ordinary General Shareholders' Meeting by videoconference or by other means of telecommunication which allow them to be identified and comply with applicable laws and regulations.

Extraordinary General Shareholders' Meeting

Only an Extraordinary General Shareholders' Meeting is authorised to amend any provision of the by-laws. However, it cannot increase commitments by shareholders other than through transactions resulting from a properly executed reorganisation of the share capital.
Subject to legal requirements applicable to capital increases executed by capitalising reserves, profits or share premiums, an Extraordinary General Shareholders' Meeting is validly in session only if the shareholders present, represented or who have voted by mail, after the first notice of Meeting, own at least one third of the shares with voting rights, and after the second notice of Meeting one quarter of such shares. If the latter quorum cannot be reached, the second Meeting may be postponed for up to two months after the original date and

the one quarter quorum is again required. Subject to the same conditions, resolutions are passed by two thirds of the votes of the shareholders present, represented or who have voted by mail.
For the purpose of calculating the quorum and the majority, shareholders are deemed to be present if they participate in the Extraordinary General Shareholders' Meeting by videoconference or other means of telecommunication which allow them to be identified and comply with applicable laws and regulations.

3.1.9.1 Forms and Time Limits for Calling Meetings (Article 28 of the By-Laws)

General Shareholders' Meetings are called by the Board of Directors under the conditions set out by law. If not called by the Board, they may also be called by the Auditors or any other person authorised for this purpose.
In accordance with article 130 of the decree of 23 March 1967, a notice informing the shareholders of the next General Shareholders' Meeting is published in the Obligatory Legal Notices Bulletin (French acronym: *BALO*) at least thirty days prior to the Meeting.
The notice of Meeting is issued at least fifteen full days prior to the date scheduled for the General Shareholders' Meeting. This period is reduced to six full days for General Shareholders' Meetings held after the second notice of Meeting and for postponed Meetings.
Notices of Meetings are issued by an announcement published in a newspaper authorised to publish legal notices in the French department where the Company is registered, and in the *BALO* according to article 124, point 1 of the decree of 23 March 1967 referred to above. In addition, shareholders holding nominative shares at least one month prior to the date of the notice are called to the General Shareholders' Meeting by a letter sent by ordinary mail. As long as they pay the Company for the mailing costs, they may ask the Company to be informed by registered mail.
Meetings are held on the day, time and place indicated in the notice of Meeting.
The notice of Meeting must include the agenda for the Meeting.

3.1.9.2 General Shareholders' Meetings Officers (Article 30 of the By-Laws)

General Shareholders' Meetings are chaired by the Chairman of the Board of Directors, or in his absence, by another member of the Board appointed for this purpose by the Board. Failing this, the General Shareholders' Meeting elects a Chairman itself.
The duties of voting inspectors are performed by the two shareholders attending the General Shareholders' Meeting who have the greatest number of voting rights and who accept such duties.
The officers of the General Shareholders' Meeting appoint a secretary, who does not have to be shareholder.

3.1.9.3 Agenda

The agenda for the General Shareholders' Meeting is determined by the party calling the Meeting.
One or more shareholders representing the percentage of the share capital required by the applicable regulations and acting in accordance with the legal conditions and time limits are entitled to ask for draft resolutions to be included in the agenda.
A request to have a draft resolution included in the agenda must be made by registered letter, return receipt requested, within ten days of publication of the notice of Meeting in the *BALO*. The requesting parties must provide proof that they hold or represent the required percentage of the share capital by registering the owners of the shares in the Company's records before sending such a request.
The General Shareholders' Meeting may not take any action in regard to a matter which has not been included in the agenda. However, it may at all times dismiss and replace one or more members of the Supervisory Board and, under certain conditions, remove and replace one or more members of the Management Board.
The agenda may not be changed if a second notice of Meeting is necessary, or a postponement.

3.1.9.4 Conditions for Exercising Voting Rights

At all General Shareholders' Meetings, each shareholder has the same number of votes as the number of shares he owns or represents, with no limitations other than those arising from applicable law of the Company's by-laws, and in certain cases, subject to court order. There is no clause in the by-laws providing for double or multiple voting rights for Company shareholders or limiting their voting rights.

3.1.10 Sale and Transfer of Shares (Article 9 of the By-Laws)

Shares are freely negotiable, subject to applicable statutory and regulatory requirements. They must be registered in an account and are transferred according to the terms and conditions set out in applicable laws and regulations.

3.1.11 Exceeding the Thresholds Set Out in the By-Laws (Article 9 of the By-Laws)

In addition to the legal obligation to inform the Company and the *Autorité des marchés financiers* (French acronym *AMF*) when the 5%, 10%, 20%, 33%, 50% and 66% thresholds for owning share capital or voting rights in the Company are exceeded, any individual or legal entity, acting alone or in concert, who gains or loses ownership, directly or indirectly, in the sense of articles L. 233-7 and following of the French Commercial Code, of a number of shares, voting rights or securities giving future access to the Company's capital, corresponding to 1% of the Company's share capital or voting rights, or a multiple of this percentage, is required, within five trading days of the registration of the securities allowing him to reach or exceed this threshold, to inform the Company in a registered letter, return receipt requested, of the total number of shares, voting rights or securities giving access to the share capital which they hold directly or indirectly, alone or in concert.
This notification must be renewed according to the above conditions each time the holding reaches, exceeds or falls below a new 1% threshold, for whatever reason, including levels above the 5% threshold.

If the above provisions are not respected, and if one or more shareholders holding at least 1% of the share capital so request at a General Shareholders' Meeting, the shareholder(s) involved, without prejudice to any suspension of voting rights ordered by a court under the conditions and limits set by law, shall be deprived of their voting rights derived from the securities exceeding the thresholds requiring notification.

3.1.12 Form and Identification of Bearers of Securities (Article 9 of the By-Laws)

At the shareholder's discretion, fully paid up shares may be in nominative or bearer form. They must be nominative until they are fully paid up. They must be entered in an account in the Company's records or with an authorised financial intermediary under the terms and procedures set out by law.

For the purpose of identifying bearer securities, pursuant to the legal and regulatory conditions in effect and subject to the applicable legal or regulatory sanctions, the Company may ask any body or intermediary, including any central depositary of financial instruments, to provide it with the information required by law or the regulations, giving the identity of the owners of Company securities giving them immediate or future voting rights in the Company's General Shareholders' Meetings, and especially the number of securities held by each of them, and if applicable, the restrictions which may apply to the securities.

The financial intermediary registered on behalf of an owner who is not domiciled in French territory must reveal the identity of the owners of these securities when asked by the Company or its representative, pursuant to the terms of article L. 228-1 of the French Commercial Code, and such request may be made at any time.

If the Company believes that some holders of securities, in nominative or bearer form, whose identities have been given to it, are doing so on behalf of third-party security owners, it has the right to ask these holders to reveal the identities of the owners of these securities under the terms set out above.

If the recipient of a request made in accordance with the above provisions does not provide the requested information within the legal and regulatory deadline, or provides incomplete or incorrect information relating to its capacity or to the owners of the securities, the shares or securities giving immediate or future access to the share capital, for whom this person is the registered account holder shall be deprived of their voting rights at any General Shareholders' Meeting held until the identification question is settled, and the payment of the corresponding dividend shall be deferred until that date.

In addition, if the person registered as the holder knowingly disregards the above provisions, the court in the jurisdiction where the Company's offices are registered may, if requested by the Company or one or more shareholders holding at least 5% of the share capital, order the total or partial loss of voting rights attached to the shares involved in the request for information for a total period not exceeding five years, and possibly the associated dividends as well.

The Company may request any legal entity owning its shares and holding a stake exceeding one fortieth of the share capital or voting rights to provide it with information regarding the identity of the persons holding more than one third of the share capital or voting rights in such legal entity which are exercised at the entity's General Shareholders' Meetings.

3.2 GENERAL INFORMATION ABOUT THE SHARE CAPITAL

3.2.1 Rights and Obligations Attached to Shares (Article 10 of the By-Laws)

Each share gives its holder rights to a portion of the Company's profits and in ownership of the Company's assets and in liquidation surpluses, in equal proportion to the amount of capital it represents. In addition, each share entitles its holder to vote and be represented in the General Shareholders' Meetings in accordance with the legal regulations and provisions in the by-laws. Ownership of a share implies, ipso jure, full adherence to the by-laws and the decisions by the General Shareholders' Meeting.

Shareholders are liable for losses only up to the amount of their contribution.

Heirs, creditors, successors or representatives of a shareholder may not have any assets, securities or shares of Company put under seal, or ask for them to be shared or put up for public sale, or interfere in their management. To exercise their rights, they must base them on the Company records and the decisions by the General Shareholders' Meeting.

Each time it is necessary to own multiple shares to exercise a particular right, shareholders who do not own the required number must organise themselves individually to form a group, or where applicable, buy or sell the necessary shares.

3.2.2 Capital Increases, Reductions and Amortisation (Article 7 of the By-Laws)

PagesJaunes Group's share capital may be increased, reduced or amortised in accordance with applicable laws and regulations.

3.2.3 Share Capital

On the date that this *Document de référence* is registered, the Company's share capital is 55,757,922 euros, divided into 278,789,610 shares fully paid up, with a face value of 0.20 euro per share, all in the same class.

3.2.4 Authorised Unissued Share Capital

The Extraordinary General Shareholders' Meeting held on 27 May 2004 gave the necessary powers to the Management Board in its resolutions numbered 35 to 40 to increase PagesJaunes' share capital by issuing shares or other securities. This Extraordinary General Shareholders' Meeting held on 27 May 2004 also decided that the Company structure should be converted into a limited liability corporation with a Board of Directors, and in its 42nd resolution decided that all the powers conferred by the said Meeting of the Management Board should automatically devolve on the Board of Directors, with the same powers of further delegation subject to the applicable legal and regulatory conditions. (These delegated powers were described in Chapter 3.2.4 of the PagesJaunes' *Document de référence* registered with the *AMF* on 3 June 2004, as No 1.04-104.)

On the date of issue of this *Document de référence*, PagesJaunes' Board of Directors has not yet implemented these powers.

Order No. 2004-604 of 24 June 2004 made drastic changes to the law applying to shares and securities which may be issued by stock corporations, and the rules applicable to capital increases and authorisations which may be given to the Board of Directors in this regard have also been substantially amended.

Therefore, the Board of Directors has decided to propose to the Mixed General Shareholders' Meeting held on 12 April 2005:

> to terminate the financial powers delegated by the General Shareholders Meeting held on 27 May 2004, effective immediately as of the date of the Meeting;

> then to give the Board of Directors new powers for a similar purpose to that of the resolutions of 27 May 2004, subject to the amendments resulting from the order of 24 June 24, for a fixed term of twenty-six months except for the power to authorise a capital reduction by cancelling ordinary shares (eighteen months).

The table below summarises the authorisations submitted for approval to the Mixed General Shareholders' Meeting held on 12 April 2005:

Securities	Length of authorisation and expiration	Maximum amount of debt securities	Maximum nominal amount of capital increase
Debt securities and equivalents	26 months 11 June 2007	20 million euros	–
Capital increase by capitalising reserves, earnings or premiums	26 months 11 June 2007	–	20 million euros
Issuances without preferential subscription rights (capital increase using all types of securities)	26 months 11 June 2007	Loan instruments: 20 million euros	20 million euros
Issuances with preferential subscription rights (capital increase using all types of securities)	26 months 11 June 2007	Loan instruments: 20 million euros	20 million euros
Issuance of ordinary shares and securities giving access to ordinary shares in case of a public swap offering initiated by the Company	26 months 11 June 2007	Loan instruments: 20 million euros	20 million euros
Issuance of ordinary shares and securities giving access to ordinary shares to pay back contributions in kind made to the Company	26 months 11 June 2007	Loan instruments: 10% of the capital or 5,575,792 euros	10% of the capital or 5,575,792 euros
Issuance of ordinary shares following an issuance by a Company subsidiary or a company controlling the Company of securities giving access to ordinary Company shares	26 months 11 June 2007	–	20 million euros
Capital increase reserved for employees (and similar personnel)	26 months 11 June 2007	–	2,230,000 euros or about 4% of the share capital
Capital increase reserved for members of Company or employee savings plans			

3.2.4.1 Issuance of Ordinary Shares and Securities Giving Access to Ordinary Shares in the Company or One of its Subsidiaries, Maintaining the Shareholders' Preferential Subscription Rights

A proposal will be made to the Mixed General Shareholders' Meeting to be held on 12 April 2005, voting on the conditions for a quorum and majority required for Extraordinary General Shareholders' Meetings, to delegate powers to the Board of Directors for a period of twenty-six months starting on the date of the Meeting, to decide on the issuance, with or without maintaining shareholders' preferential subscription rights, (i) of ordinary Company shares, (ii) of securities giving access by any means, both now or future, to existing ordinary Company shares or any issued in the future and (iii) of securities giving access by any means, both now or future, to existing ordinary shares or any issued in the future in a company in which the Company owns directly or indirectly more than half the share capital (the "subsidiary") subscription to which could take place by payment of cash, or by offsetting debts.

The cap on the nominal amount of the Company's capital increase now or in future, resulting from all the issuances carried out as a result of this delegation of powers, corresponding to the 10th resolution put to a vote at the General Shareholders' Meeting on 12 April 2005, is set at 20 million euros, with the stipulation that this fixed cap does not take into account the number of ordinary Company shares to be issued, if any, based on the adjustments made to protect the owners of rights attached to securities giving access to ordinary shares.

Securities giving access to ordinary shares in the Company or a subsidiary so issued may consist of debt securities or may be linked to the issue of such securities, or may permit them to be issued in the form of intermediate securities. They may take the form of subordinated securities or not, with a fixed or open ended term, and be issued in euros or in other currencies, or in any other monetary unit established by reference to several currencies. The nominal amount of the debt securities so issued may not exceed 20 million euros or their equivalent value on the date the issue is decided, with the stipulation that (i) this amount does not include the repayment premiums above par, if any are provided for, (ii) this amount is common to all the debt securities, the issue of which is covered in Resolutions 11, 14 and 15 below, submitted to this General Shareholders' Meeting, but (iii) that this amount is independent of and separate from the amount of the securities giving the right to an allocation of debt securities which may be issued based on resolution 18 submitted to this General Shareholders' Meeting and from the amount of the debt securities the issue of which will be decided or authorised by the Board of Directors pursuant to article L. 228-40 of the French Commercial Code. The term of the loans (giving access to ordinary shares in the Company or a subsidiary) apart from those which would be represented by open ended securities, may not exceed fifty years. Loans (giving access to ordinary shares in the Company or a Subsidiary) may be at a fixed and/or variable interest rate, or with capitalisation, and be subject to repayment, with or without a premium, or an amortisation, and the securities may also be subject to buyback on the exchange, or a purchase or swap offering from the Company.

In proportion to the number of shares they hold, shareholders have a preferential subscription right to ordinary shares and securities issued as a result of this resolution. The Board of Directors may institute a reducible subscription right to ordinary shares or securities issued to the benefit of the shareholders, which will be exercised in proportion to their subscription rights and up to the limit of their requests. If the non-reducible subscriptions, and if any, the reducible subscriptions have not absorbed the whole issue, the Board of Directors may use any or all of the powers set out below in the order it determines: (i) to limit the issue to the amount of the subscriptions received as long as it reaches at least three quarters of the planned issue, (ii) freely distribute all or part of the unsubscribed shares, or (ii) offer to the public in a public offering all or part of the unsubscribed shares on the French and/or international and/or foreign market.

3.2.4.2 Issuance of Ordinary Shares and Securities Giving Access to Ordinary Shares in the Company or One of its Subsidiaries, Suppressing the Shareholders' Preferential Subscription Rights

A proposal will be made to the Mixed General Shareholders' Meeting to be held on 12 April 2005, voting on the conditions for a quorum and majority required for Extraordinary General Shareholders' Meetings, to delegate powers to the Board of Directors for a period of twenty-six months starting on the date of the Meeting, to decide on the issuance (i) of ordinary Company shares, (ii) of securities giving access by any means, both now or future, to existing ordinary Company shares or any issued in the future and (iii) of securities giving access by any means, both now or future, to existing ordinary shares or any issued in the future in a company in which the Company owns directly or indirectly more than half the share capital (the "subsidiary") subscription to which could take place by payment of cash, or by offsetting debts. In relation to this resolution 11 submitted to the General Shareholders' Meeting of April 12, 2005, the shareholders will be asked to suppress the shareholders preferential subscription rights to these ordinary shares and securities. This expressly excludes the issue of preferential shares or securities giving immediate and/or future access to preferential shares.

The cap on the nominal amount of the Company's capital increase now or in future, resulting from all the issuances carried out as a result of this delegation of powers is set at 20 million euros, with the stipulation that this fixed cap does not take into account the number of ordinary Company shares to be issued, if any, based on the adjustments made to protect the owners of rights attached to securities giving access to ordinary shares.

Securities giving access to ordinary shares in the Company or a subsidiary so issued may consist of debt securities or may be linked to the issue of such securities, or may permit them to be issued in the form of intermediate securities. The provisions relating to securities of the same type which may be issued based on the previous resolution shall apply to their issuance during their existence and in relation to their access to ordinary shares, repayment or their amortisation. The nominal amount of the debt securities so issued may not exceed 20 million euros or their equivalent value on the date the issue is decided, with the stipulation that (i) this amount does not include the repayment premiums above par, if any are provided for, (ii) this amount is common to all the debt securities, the issue of which is covered in resolutions 14 and 15 below, submitted to this General Shareholders' Meeting, but (iii) that this amount is independent of and separate from the amount of the securities giving the right to an allocation of debt securities which may be issued based on resolution 18 submitted to this General Shareholders' Meeting and from the amount of the debt securities the issue of which will be decided or authorised by the Board of Directors pursuant to article L. 228-40 of the French Commercial Code.

The Board of Directors may institute a reducible or non-reducible priority subscription right to ordinary shares or securities issued to the benefit of the shareholders, for which it will set, pursuant to legal requirements, the procedures and conditions under which it may be exercised, but not creating any negotiable rights. Securities not subscribed as a result of this right shall be subject to a public offering in France and/or abroad and/or on the international market.

If the subscriptions, including if any those made by shareholders, have not absorbed the whole issue, the Board of Directors may limit the amount of the transaction subject to the conditions set out by law.

A proposal will be made to the shareholders, in relation to Resolution 13 submitted for approval to the General Shareholders' Meeting held on 12 April 2005, to authorise the Board of Directors, for a period of twenty-six months starting on the day of the said Meeting, if there is an issuance of ordinary shares or securities giving access to ordinary shares with suppression of the shareholders' preferential right of subscription, to set the issue price according to the following conditions:

a) the issue price for ordinary shares shall be least equal to the closing price of the PagesJaunes Group share on the Eurolist market of Euronext Paris in the last trading day prior to the day it is set, possibly reduced by a maximum discount of 10%;

b) the issue price for securities shall be such that the amount received immediately by the Company, plus if applicable, the amount likely to be received later by the Company for each ordinary share issued as a result of the issue of these securities, is at least equal to the amount indicated in point a) above.

A proposal will also be made to the shareholders in relation to resolution 13 submitted for approval to the General Shareholders' Meeting held on 12 April 2005 to authorise the Board of Directors for a period of twenty-six months starting on the day of the said Meeting, to decide for each of the issuances decided in application of resolutions 10 and 11 described above, to increase the number of securities to be issued under the terms of article L. 225-135-1 of the French Commercial Code and subject to respecting the cap set out in the resolution in application of which the issue is decided.

3.2.4.3 Issuance of Ordinary Shares and Securities Giving Access to Ordinary Shares in the Case of a Public Swap Offering Initiated by the Company

A proposal will be made to the shareholders, in relation to resolution 14 submitted for approval to the General Shareholders Meeting held on 12 April 2005, to delegate powers to the Board of Directors for a period of twenty-six months starting on the day of the Meeting, to decide, based on and under the terms set out in resolution 11 described above, on the issuance of ordinary shares in the Company or securities giving access by any means, immediately and/or in the future, to ordinary shares existing now or to be issued by the Company, in remuneration for securities contributed to a public swap offering initiated in France or abroad, according to local regulations, by the Company on securities of another company admitted to trading on one of the regulated markets covered by article L. 225-148 of the French Commercial Code, and to decide as necessary to suppress the shareholders' preferential subscription rights to these ordinary shares and securities, to the benefit of the holders of these securities. The cap on the nominal amount of the capital increase, immediate or in the future, resulting from all the issuances carried out deriving from this present delegation of powers is set at 20 million euros.

3.2.4.4 Issuance of Ordinary Shares and Securities Giving Access to Ordinary Share in Remuneration for Contributions in Kind Made to the Company and Made up of Capital Securities or Securities Giving Access to Capital

A proposal will be made to the shareholders, in relation to resolution 15 submitted for approval to the General Shareholders' Meeting held on 12 April 2005, to delegate powers to the Board of Directors for a period of twenty-six months starting on the day of the said Meeting, for the purpose of proceeding, based on the report by the Auditor or Auditors of the Contributions indicated in points 1 and 2 of article L. 225-147 of the French Commercial Code, with the issuance of ordinary shares in the Company or securities giving access by any means, immediately and/or in future, to existing ordinary shares or to be issued by the Company, in remuneration for contributions in kind made to the Company and made up of capital securities or securities giving access to capital, when the provisions of article L. 225-148 of the French Commercial Code are not applicable, and to decide, as necessary, to suppress the shareholders' preferential right of subscription to the ordinary shares and securities so issued, to the benefit of the holders of the capital securities or securities giving access to capital, involved in the contributions in kind. The cap on the nominal amount of the capital increase, immediate or in the future, resulting from all issuances carried out deriving from this present delegation is set at 10% of the Company's share capital (as it exists on the date of this Shareholders' Meeting) i.e., 5,575,792 euros.

3.2.4.5 Issuance of Ordinary Shares as a Result of the Issuance by a Company Subsidiary or a Company Controlling the Subsidiary of Securities Giving Access to Ordinary Shares in the Company

A proposal will be made to the shareholders, in relation to resolution 16 submitted for approval to the General Shareholders' Meeting held on 12 April 2005, for the purpose of a possible issuance on one or more occasions in France, on foreign markets and/or the international market, by one or more companies where the Company owns directly or indirectly more than half the share capital (the "subsidiary") or by one of the companies which own directly or indirectly more than half the share capital (the "Controlling Company"), with the Company's consent, of all the securities giving access by any means, immediately or in the future, to ordinary shares in the Company, to delegate powers to the Board of Directors, in relation to resolution 11 described above, to decide on the issuance of the ordinary shares in the Company to which the securities described above issued by a subsidiary or a Controlling Company could give rights.

This decision means that the Company shareholders would waive their preferential rights of subscription to the ordinary shares in the Company to which the securities described above issued by a subsidiary or a Controlling Company could give rights, in favour of the holders of the securities which may be issued by the subsidiaries or the Controlling Companies.

The cap on the nominal amount of the capital increase of the Company resulting from all the issuances carried out derived from this delegation is set at 20 million euros, this amount set against the cap set by resolution 11, with the stipulation that this cap is set without taking into account the number of ordinary shares in the Company to be issued, as necessary, for the adjustments carried out to protect the holders of the rights attached to the securities giving access to the ordinary shares. Under all circumstances, the amount paid at the time of the issuance or which may be later paid to PagesJaunes Group must be, pursuant to the stipulations of resolution 11, for each ordinary share issued as a result of the issuance of these securities, at least equal to the minimum amount stipulated by the laws and regulations in effect at the time this delegation is used, after correction, if necessary, of this amount to take into account the difference in the entitlement date.

This delegation is given for a period of twenty-six months starting on the date of this Meeting.

3.2.4.6 Increasing the Company's Capital by Capitalising Reserves, Profits or Premiums

A proposal will be made to the shareholders, in relation to resolution 19 submitted for approval to the General Shareholders' Meeting held on 12 April 2005, for the purpose of delegating powers to the Board of Directors for a period of twenty-six months starting from the date of this Meeting, to decide to increase the share capital, on one or more occasions at the times and according to the methods it shall determine, by capitalising reserves, profits or premiums, followed by the creation and free allocation of shares or an increase in the number of existing ordinary shares or by a combination of these methods.

The General Shareholders' Meeting would delegate powers to the Board of Directors to decide that the rights associated with fractions of shares shall not be either negotiable, or transferable, and that the corresponding share certificates will be sold; the monies coming from this sale will be allocated to the holders of the rights by the deadline set out in the legal provisions.

The cap on the nominal amount of the capital increase, now or in the future, resulting from all the issuances carried out deriving from this delegation is set at 20 million euros, with the stipulation that this cap is set (i) without taking into account the number of ordinary Company shares to be issued, if any, as adjustments made to protect holders of rights attached to securities giving access to ordinary shares and (ii) independently and separately from the caps on capital increases resulting from ordinary share or securities issuances authorised by the resolutions described above.

3.2.4.7 Increase in the Company's Share Capital Reserved for Members of the PagesJaunes Group Savings Plan

A proposal will be made to the shareholders, in relation to resolution 20 submitted for approval to the General Shareholders' Meeting held on 12 April 2005 to delegate powers to the Board of Directors for a period of twenty-six months starting on the date of this Meeting, to decide on its own initiative and judgement to increase the share capital on one or more occasions at the times and according to the methods it shall determine, by issuing ordinary shares or securities giving access to existing ordinary shares or those to be issued by the Company reserved for employees and former employees who are members of the PagesJaunes Group Company savings plan, or by the free allocation of ordinary shares or securities giving access to existing ordinary shares or those to be issued by the Company, particularly by capitalising reserves, profits or premiums, up to the legal and regulatory limits.

The cap on the nominal amount of the capital increase, now or in the future, resulting from all the issuances carried out deriving from this delegation is set at 2,230,000 euros (representing about 4% of the Company's share capital) with the stipulation that this cap is set (i) without taking into account the number of ordinary Company shares to be issued, if any, as adjustments made to protect holders of rights attached to securities giving access to ordinary shares and (ii) independently and separately from the caps on capital increases resulting from ordinary share or securities issuances authorised by the resolutions described above.

3.2.5 Other Securities Giving Access to Capital

On the date this *Document de référence* is registered, there are no other securities giving access to the Company's capital.

3.2.6 Purchase by the Company of its Own Shares

The General Shareholders' Meeting held on 27 May 2004, on the basis of articles L. 225-209 and following of the French Commercial Code and regulation No. 98-02 issued by the

French Exchange Commission, as amended, authorised the Management Board to buy, by any means, on the open market or privately, Company shares, up to the limit of 10% of the Company's share capital existing on the date of the General Shareholders' Meeting and thereafter, throughout the term of validity of this delegation of powers, up to a maximum limit of 10% of the share capital actually existing, in the following conditions:

> the maximum purchase price may not exceed 100% of the first price for the Company's shares quoted when it was admitted for trading on the *Premier Marché* (excluding costs) and the minimum purchase price may not be lower than 50% of the first price for the Company's shares quoted when it was admitted for trading on the *Premier Marché* (excluding costs), with the stipulation that in the case of capital transactions, particularly involving capitalising reserves and allocating free shares and/or by dividing or grouping shares, the purchase and sales prices indicated above will be adjusted as appropriate or to make free allocation of the shares so acquired, pursuant to articles 443-1 and following of the Labour Code, the sales price, or the cash equivalent of the shares allocated would then be determined pursuant to the specifically applicable legal provisions; in addition, the minimum sales prices will not apply if securities are distributed in payment or in a swap as part of external growth transactions;

> the overall amount allocated to this share buyback program may not exceed 400 million euros;

> this authorisation is valid for a maximum period of eighteen months starting on 27 May 2004;

> the purchase, sale or transfer of these shares may be carried out, including during a public offering as long as it is exclusively for cash, under the terms set out by the Market Authorities, by all means, particularly on the market, or by private contract, including by purchase, block sale, public offers to buy, swap or sell, by use of any derivative financial instruments particularly by the issuance of bonds or securities giving rights to Company shares, or by setting up option strategies under the terms set out by the Market Authorities, including sales of call or swap options, and at the times considered appropriate by the Management Board or the person acting as the Management Board's representative.

As of this date, the Company has not utilised this authorisation, and the Board of Directors has decided to make a proposal to the shareholders to terminate this delegation of powers approved by the Shareholders' Meeting on 27 May 2004, effective immediately on the date of this Meeting, and then to give the Board of Directors a new delegation of powers under the terms described below (a detailed description of which is shown in the operation memorandum submitted for approval to the *AMF*).

The draft resolution which will be submitted for approval to the shareholders at the Mixed General Shareholders' Meeting on 12 April 2005 on the new share buyback program is worded as follows:

(Authorisation to be given to the Board of Directors to buy, keep or to transfer PagesJaunes Group shares).

The General Shareholders' Meeting, deliberating under the quorum and majority conditions required for ordinary general shareholders meetings, having heard the report by the Board of Directors and the items included in the prospectus approved by the *AMF*:

> terminates, effectively immediately, for the unused fraction, the authorisation to buy the Company's shares, given by the Mixed General Shareholders' Meeting of 27 May 2004 in its resolution 15;

> authorises the Company, pursuant to articles L. 225-209 and following of the French Commercial Code, to buy its own shares, up to the limit of 10% of the amount of share capital existing on the date of this Meeting, under the following conditions: the maximum purchase price may not exceed 30 euros per share, with the stipulation that in the case of capital operations, particularly involving capitalising reserves and allocating free shares, and/or dividing or grouping shares, this price will be adjusted as appropriate, and that if the shares so acquired are used to make a free allocation of shares pursuant to articles L. 443-1 and following of the French Labour Code, the sales price, or the cash equivalent of the shares allocated, would then be determined pursuant to the specifically applicable legal provisions.

As a consequence, the maximum amount of the funds to be used for the buyback program comes to 836,368,830 euros, as calculated based on the share capital on 23 February 2005, and this maximum amount may be adjusted to take into account the amount of the share capital on the date of the General Shareholders' Meeting:

- this authorisation is valid for a period of eighteen months;
- the purchases made by the Company based on this authorisation may not, under any circumstances, result in it holding, directly or indirectly, more than 10% of the shares in the share capital;
- the purchase or transfer of these shares may be carried out, including during a public offering as long as it is exclusively for cash, under the terms and limits set out by the legislation in effect on the date of these operations, by all means, particularly on the market, or by private contract, including by purchase, block sale, public offers to buy, swap or sell, by use of any derivative financial instruments particularly by the issuance of bonds or securities giving rights to Company shares, or by setting up option strategies under the terms set out by the Market Authorities, including sales of call or swap options, and at the times considered appropriate by the Management Board or the person acting as the Management Board's representative.

  These purchases may take place for the purpose of any allocation permitted by law, the purposes of this share buyback program being:
- to allocate shares to employees of the PagesJaunes Group and particularly in the framework of:

  (i) employee profit sharing;

  (ii) any plan for buying or freely allocating shares to employees under the terms set out by law, and particularly by articles L. 443-1 and following of the French Labour Code or (iii) any call option plan for employees and company officers or some of them, as well as carrying out any hedging operations relating to these operations, under the terms set out by the Market Authorities and at the times determined

by the Board of Directors or the person acting on behalf of the Board of Directors;
- to reduce the Company's share capital in application of resolution 21 submitted to this General Shareholders' Meeting, if it is approved;
- to stimulate the secondary market or the liquidity of PagesJaunes Group's shares by an investment services provider through a liquidity contract according to the ethics charter approved by the *AMF*;
- to keep shares to be released later on the Exchange or as payment in any future external growth operations;
- to distribute shares when rights attached to securities giving access to shares by any means, now or in the future, as well as carrying out all hedging operations needed for PagesJaunes Group's obligations in relation to these securities, under the terms set out by the Market authorities and at the times determined by the Board of Directors or the person acting on behalf of the Board of Directors;
- to execute any market operation which is recognised by the law or the *AMF* in the future.

The Board of Directors shall inform the shareholders at the Annual General Shareholders' Meeting of the purchases, transfers or cancellations of shares which have taken place as well as the allocation, and if applicable, the reallocation, under the terms set out by law, of the shares acquired for the various goals pursued. The General Shareholders' Meeting confers all powers on the Board of Directors, with the authority to delegate them, to make all exchange orders, sign all agreements, draw up all documents, particularly for information, proceed with the allocation, and if applicable reallocation, under the terms set out by law, of the shares acquired for the various goals pursued, to carry out all formalities and make all declarations to all authorities and generally do everything required.

The General Shareholders' Meeting also confers all powers on the Board of Directors, if the *AMF* in the future extends or adds to the purposes allowed for share buyback programs, for the purpose of preparing and having the *AMF* approve a corrective prospectus covering these amended purposes.

This share buyback programme was declared in a prospectus approved by the *AMF* on 23 March 2005 as No. 05-172 (available at no charge from the Company and on the websites: www.amf-france.org and www.pagesjaunesgroup.com).

3.2.7 Debt Securities

The General Shareholders' Meeting of 27 May 2004 authorised the Management Board, under a non-retroactive condition precedent of the admission to trading and the first listing of the Company's shares on the *Premier Marché* of Euronext Paris SA, to proceed on one or more occasions, at its sole discretion, in France, abroad and/or on the international market, to issue bonds or similar securities, particular subordinated securities for a set term or not, or any other securities conferring, in the same issuance, the same debt rights over the Company, which may or may not include bonds giving rights to an allocation, purchase or subscription to other bonds, similar securities or other securities giving a debt right over the Company. The General Shareholders' Meeting decided:

> that the maximum face value which may be given to all the securities issued as indicated above may not exceed 2 billion euros, or the equivalent of this amount either in any of the national subdivisions of the euro, or in foreign currencies other than the euro or in any other monetary units established in reference to several currencies, with the stipulation that this maximum face value shall apply generally to the bonds or similar securities as well as other debt securities issued immediately or following the exercise of bonds, but that this same amount would not include the redemption premiums, if any;

> this authorisation is valid for a period of five years starting on the date of this Meeting.

It conferred all powers on the Management Board, with the authority to subdelegate under the terms set out by law, to:

> proceed with the said issuances up to the limit set out above, and to determine the date, type, amounts and currency of issue;

> decide on the features of the securities to be issued, particularly their face value and their entitlement date, the issue price, with premium if any, their interest rate, fixed and/or variable, and the payment date, or in the case of variable rate securities, the means of determining their interest rate, or the terms for capitalising the interest;

> based on market conditions, set the means of amortisation and/or early redemption of the securities issued, if applicable, with a fixed or variable premium, or even buyback by the Company;

> if needed, to decide to confer a guarantee or sureties on the securities to be issued, and to decide on their type and features;

> generally to decide on all the procedures for all the issues including any admission to a regulated market, sign all contracts, reach all agreements with all banks and all entities, take all steps and meet all formality requirements, and generally do everything necessary.

In relation to debt securities, order No. 2004-604 of 24 June 2004 (see above section 3.2.4) made to amendments involving the competent bodies: on the one hand, it is now stated that the issuance of bonds is the responsibility of the Board of Directors unless stated otherwise in the by-laws, or the General Shareholders' Meeting decides otherwise, and on the other hand, the issuance of securities giving access to debt securities is now the responsibility of the Extraordinary General Shareholders' Meeting.

Therefore, the Board of Directors has decided to make a proposal to the shareholders to terminate, effective immediate on the date of this Meeting, the delegation conferred by the General Shareholders' Meeting of 27 May 2004 in its resolution 16, and then to give the Board of Directors a new delegation of powers for a similar purpose to that contained in its resolutions of 27 May 2004, subject to the amendments resulting from the order of 24 June 2004. Therefore a proposal will be made to the General Shareholders' Meeting of 12 April 2005, in resolution 18 submitted to a vote by the shareholders, to delegate powers to the Board of Directors to

decide on the issuance, on one or more occasions, in France, abroad and/or on the international market, any securities giving rights to an allocation, now or in the future, of debt securities such as bonds, similar securities, subordinated securities for a set term or not, or any other securities giving, in the same issuance, the same debt rights over the Company.
The face value of all the securities to be issued indicated above may not exceed 20 million euros, or the equivalent of this amount in currencies or any other monetary units established by reference to several currencies, with the stipulation that this maximum face value shall apply to all the debt securities to which securities would give the right to allocation, now or in the future, but that this same amount does not include any repayment premiums above par, if any are provided for.
This delegation of powers is given for a period of twenty-six months starting on the date of this Meeting.

3.2.8 Securities not Representing the Share Capital

On the date of registration of this *Document de référence*, there are no securities not representing the Company's share capital.

3.2.9 Option Plans

On the date of registration of this *Document de référence*, the Company has not implemented any option plans.
The Board of Directors has decided to make a proposal to the shareholders, based on resolution 22 submitted to a vote by the Mixed General Shareholders' Meeting on April 12, 2005, to authorise it, pursuant to articles L. 225-177 and following of the French Commercial Code, to issue, on one or more occasions, options to subscribe or options to buy Company shares under the conditions given below:
(Delegation of powers to the Board of Directors to allocate subscription options and/or purchase options for ordinary Company shares.)
The General Shareholders' Meeting, deliberating under the quorum and majority conditions required for extraordinary general shareholders meetings, having heard the report by the Board of Directors and the special report by the Auditors, authorises the Board of Directors, pursuant to articles L. 225-177 and following of the French Commercial Code, to issue, on one or more occasions, options to subscribe or purchase Company shares under the conditions given below.
The recipients must be employees or officers (in the sense of Article L. 225-185) of the Company or companies or groups of companies which are associated with it in the sense of article L. 225-180 of the French Commercial Code. The options may be issued by the Board of Directors to any or all of these persons.
This authorisation is granted for a period of thirty-eight months starting from the date of this General Shareholders' Meeting. Each option shall confer the right to subscribe or purchase one ordinary new or existing share as the case may be.
The total number of options which may be issued under the terms of this resolution may not give any rights to subscribe or purchase a number of ordinary shares representing, on the date of distribution, more than 2% of the Company's share capital on the date of this Meeting.
The shares which may be obtaining by exercising the share purchase options issued under the terms of this resolution must be bought by the Company, either under the terms of article L. 225-208 of the French Commercial Code or any share redemption programme which may apply at a later date.
The price for exercising the options issued under the terms of this resolution shall be set by the Board of Directors according to the following procedures:

> the price for exercising the options to subscribe or purchase ordinary shares may not be lower than the average price of the PagesJaunes Group share on the Eurolist market of Euronext in the 20 trading sessions preceding the date on which the options are issued, and no option may be issued less than 20 trading sessions after the detachment of shares from a coupon giving the right to a dividend or a capital increase;

> in addition, the price for exercising the options to purchase shares may not be lower than 80% of the average purchase price for ordinary shares held by the Company under the terms of article L. 225-208 of the French Commercial Code or, if applicable, the share redemption programme authorised by resolution 9 submitted to this General Shareholders' Meeting under article L. 225-209 of the French Commercial Code or any share redemption programme which may apply at a later date.

The options allocated must be exercised within ten years following the date of their allocation by the Board of Directors.
The General Shareholders' Meeting notes and decides, as necessary, that this delegation of powers involves, to the benefit of the recipients of the subscription options, an express waiver by the shareholders to their preferential subscription rights to shares which will be issued gradually as these options are exercised.
The General Shareholders' Meeting gives all powers to the Board of Directors, which may ask for the assistance of a committee with the members of its choice, for the purpose of, under the limits set out above:

> setting the dates on which the options will be issued, within legal conditions and limits;

> determining the recipients of the options, the number of options given to each, how they will be allocated and how the options will be exercised;

> setting the conditions for exercising the options and particularly limiting, restricting or prohibiting (a) exercising the options or (b) selling the shares obtained by exercising the options for particular periods of time or after particular events, and this decision may (i) affect all or some of the options and (ii) involve all or some of the recipients;

> deciding the conditions under which the price and/or the number of shares to be subscribed or purchased shall be adjusted in the situations set out by law;

> more generally, with the power to subdelegate under the conditions set out by law, signing all agreements, draw up all documents, determine capital increases after options have been exercised, amending the by-laws if necessary as a consequence, carry out all formalities and all declarations to all bodies and to anything which may otherwise be necessary.

The Board of Directors shall inform the General Shareholders' Meeting each year of the operations carried out under the terms of this resolution.

3.2.10 Evolution in Share Capital Over the Last Five Years

Date	Operation	Number of shares issued	Face value of the capital increase	Issue premium per share	Total amount of the issue premium	Subsequent amounts of capital	Number of shares	Face value
Mixed General Shareholders' Meeting 10 March 1999	Changeover to the euro capital increase by drawing on the "Other reserves" account	–	F3,140,868.78	–	–	€3,654,000	12,180	€300
Extraordinary General shareholders' Meeting 23 June 2000	Capital increase following an asset transfer from France Télécom	170,520	€51,156,000.00	€547.77	€42,249,363	€54,810,000	182,700	€300
Mixed General Shareholders' Meeting 27 May 2004	Division of the face value	274,050,000	–	–	–	€54,810,000	274,050,000	€0.20
IPO July 2004	Capital increase reserved for France Télécom group employees	4,739,610	€947,922	€11.10	€52,609,671	€55,757,922	278,789,610	€0.20

3.3 CURRENT DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

3.3.1 Distribution of Company Share Capital

On 31 December 2003:

	Number of shares	% of share capital	% of voting rights
Wanadoo SA	274,050,000	100	100

On 31 December 2004:

	Number of shares	% of share capital	% of voting rights
France Télécom	172,849,998	62.0	62.0
Public	101,200,002	36.3	36.3
Employees (Group savings plan)	4,739,610	1.7	1.7
Total	**278,789,610**	**100.0**	**100.0**

On 10 February 2005, as part of an accelerated placement with institutional investors, France Télécom sold 22,303,169 PagesJaunes Group shares which it held directly, representing 8% of the share capital of the PagesJaunes Group.
At the end of this placement, France Télécom held 150,546,830 PagesJaunes shares, which is 54% of the share capital of the PagesJaunes Group.

On 15 March 2005:

	Number of shares	% of capital	% of voting rights
France Télécom	150,546,830	54.0	54.0
Public	123,503,170	44.3	44.3
Employees (Group Savings Plan)	4,739,610	1.7	1.7
Total	**278,789,610**	**100.0**	**100.0**

Each of the members of the Board of Directors owns at least one Company share, pursuant to article L. 225-25 of the French Commercial Code. On 15 March 2005, the members of the Board of Directors and Company officers hold 16,867 Company shares (and/or shares in the FCP PagesJaunes Group).

3.3.2 Changes to the Distribution of the Share Capital Over the Last Three Years

The shares comprising the share capital of the PagesJaunes Group were admitting for trading to the *Premier Marché* of Euronext Paris on 8 July 2004. The initial public offering of the PagesJaunes Group (presented in the operation memorandum which received approval No. 04-614 from the *AMF* on 21 June 2004) is done through:

> selling existing shares by Wanadoo (the "Placement") as part of:

- a public offering in France in the form of an offering at an open price intended mainly for individuals,
- a global offering intended for institutional investors;

> an offering of new shares, resulting from capital increases reserved for employees, taking place at the same time as the Placement.

The number of shares sold under the Placement came to 101,200,000 shares, after the exercise of all the over-allocation option by the banks in charge of the Placement. In addition, the number of new shares subscribed as part of the capital increases reserved for employees came to 4,739,610.

PagesJaunes Group opted in 2004 to use the tax integration system set out in articles 223 A and following of the French General Tax Code. This option aims to create a fiscally consolidated group including, apart from the PagesJaunes Group, all its French subsidiaries meeting the conditions set for becoming members. This option takes effect on 1 January 2005 for a period of five fiscal years.

After the departure of the PagesJaunes Group and its own subsidiaries from the fiscally consolidated group created by Wanadoo, PagesJaunes Group and its own subsidiaries are not members of any fiscally Consolidated Group for the 2004 fiscal year and will have to pay any corporate tax on their respective taxable profits. In addition, PagesJaunes Group and its own subsidiaries may not deduct long-term deficits and losses from their prior earnings which they suffered while they were members of the fiscally Consolidated Group created by Wanadoo.

3.3.3 Persons Exercising or Who Could Exercise Control Over the Company

Apart from France Télécom, no individual or legal entity directly or indirectly, together or in concert, does or could exercise control over PagesJaunes on the registration date of this *Document de référence*.

3.3.4 Shareholders' Agreements

On the registration date of this *Document de référence*, there is no shareholders' agreement involving the share capital and/or voting rights in the Company.

3.3.5 Pledges

3.3.5.1 Pledges of Company Shares

On the registration date of this *Document de référence*, there is no Company share which is subject to a pledge.

3.3.5.2 Pledges of Company Assets

On the registration date of this *Document de référence*, there are no significant Company assets subject to a pledge.

3.3.6 Description of the Group/Organisation chart

An organisation chart and description of the Group's structure are given in section 4.1 "General Presentation on the Group – History and Changes in Group Structure".

3.4 DIVIDENDS

The Board of Directors of the PagesJaunes Group, meeting on 2 February 2005, decided to make a proposal to the General Shareholders' Meeting set for 12 April 2005 to pay a dividend of 0.93 euros per share.

Over the last five fiscal years, the Company has distributed the following dividends:

Year	2003	2002	2001	2000	1999
Amount distributed (in euros per share)	1,291.50	1,358	830	768	1,500
	0.86*	0.91*	0.55*	0.51*	1.00*

*Number of shares adjusted to take the division of the number of the shares into account.

The Company's distribution policy over the last few years has been to distribute all or a major part of its distributable profits to its shareholders, while retaining an adequate self-financing capacity to finance the Company's development. The Company's goal is to distribute to its shareholders all the profits from the Group's operating activities for the fiscal year in question. However this goal does not represent any kind of binding commitment on the Company, and future dividends will depend on the Group's results, its financial position and any other situation which the Board of Directors deems pertinent.
Dividends which are still unclaimed five years after they have been made available for payment are withdrawn and after this period must be paid to the State.

3.5 TRADING IN THE COMPANY'S SHARES

Months	Lowest price in euros	Highest price in euros	Latest price in euros	Number of securities traded	Share capital in millions of euros
July 2004	14.10	14.47	14.47	33,448,071	477.50
August 2004	14.24	14.70	14.66	6,001,273	86.82
September 2004	14.50	15.50	15.47	7,449,391	111.85
October 2004	14.91	15.97	15.89	10,815,248	166.07
November 2004	15.55	17.20	16.48	10,651,249	174.09
December 2004	16.28	18.05	17.85	10,889,148	185.54
January 2005	17.12	18.64	18.42	10,730,100	189.56
February 2005	18.40	20.48	19.09	17,351,372	337.32

Chapter 4 – Description of PagesJaunes' Business

4.1 GENERAL PRESENTATION OF THE COMPANY AND THE GROUP

Today the Group is the leading publisher of directories in France intended for the general public and professionals, available in printed form and on-line (Internet and Minitel). In 2005, the Group published 356 directory editions, and distributed 67.7 million copies and 682,872 professionals used one or more Group publications as an advertising medium to develop their business.

The Group's range of products offered to the general public particularly includes the printed directories (the PagesJaunes directory and l'Annuaire in France and QDQ, La Guia Util in Spain), as well as on-line directory services (pagesjaunes.fr, PagesJaunes 3611 and QDQ.com). In the professional market, the Group publishes the PagesPro directories in France, the Kompass directories in France, Spain, Belgium and Luxembourg. The Group also offers a range of services linked to direct marketing.

History and Changes in the Group's Structure

On 4 February 1946, the Ministry of Posts, Telegraphs and Telephones ("PTT") made the Office d'annonces ("ODA"), a state-owned company through the Havas advertising agency, responsible for handling advertising representation for directories in mainland France.

The shareholders in the ODA changed on several occasions until 1998. In July 1998, Havas, which then owned all the share capital in the ODA, sold its holding to Cogecom (a subsidiary of France Télécom). In 2000, before Wanadoo's IPO, France Télécom first transferred some of SNAT's activities (the France Télécom division in charge of publishing the telephone directories) to the ODA, then transferred all ODA's shares to Wanadoo. ODA's name was then changed to "PagesJaunes". Following this reorganisation, the Company became the owner of the directory publishing business of the France Télécom Group, excluding l'Annuaire (formerly called the Pages Blanches) and alphabetical look up on PagesJaunes 3611 which were retained by France Télécom.

Advertising in the directories and the Company had developed continuously since 1946, because of the growth in consumption in France, the advertising market, increased directory distribution and audience, together with the number of telephone subscribers. The continuous increase in ODA's sales (from 1.6 million euros in 1956 to 908.4 million euros in 2004) was due particularly to the Company's ongoing ability to make permanent adaptations in terms of business and technology. The 1980's saw the successful launch of the PagesJaunes directory as well as the start up of Minitel, a precursor of the advertising model on the Internet. The Company experienced many technological changes, especially with the adoption of computer-aided publishing ("PAO") for all "paper" and "telematic" advertisements in 1990, the changeover to colour in 1995, the launch of Internet services in 1997, and finally the "PagesJaunes 2000" directory which introduced four-colour printing. In addition, the Company has tried to develop its range of advertising services beyond that of the general public directories, with a range of directories intended for professionals (Kompass, PagesPro), as well as a database marketing business (Wanadoo Data).

In the framework of the public offering initiated by France Télécom for Wanadoo in February 2004, it was decided to place some companies in Wanadoo's directory division under the Company's umbrella. This reorganisation took place in April 2004 and consisted of:

> the sale of all the shares comprising QDQ Media's share capital by Wanadoo International to the Company for a transaction price of 106.719 million euros;

> the sale of all the shares comprising Mappy's share capital by Wanadoo France to the Company for a transaction price of 10.048 million euros, and;

> the sale of all the shares comprising Kompass Belgium's share capital by Wanadoo International to the Company for a transaction price of 1.799 million euros. The valuation of QDQ Media used for this transaction was performing using the cash flow actualisation method resulting from the business plan prepared by the management of this company, which forecast a positive cash flow starting in 2007 over a full year. The method and main assumptions used for the valuation are in line with those used when Wanadoo determined the value of this holding in its accounts drawn up for the fiscal year ending on 31 December 2003, which were based on a cash flow actualisation at the rate of 11% over a period of 10 years and consistent growth of 3% per year thereafter. As far as Mappy and Kompass Belgium are concerned, the valuation used for these transactions corresponds to the value of each of the companies in Wanadoo's accounts on 31 December 2003.

PagesJaunes has strengthened its presence in Luxembourg by buying a 50% stake in the Luxembourg-based company Eurodirectory in October 2004. This operation now gives it 100% control of this company which it previously owned equally with Seat Pagine Gialle.

During the 2004 fiscal year, by a partial asset transfer agreement, PagesJaunes Group transferred to PagesJaunes SA, formerly NEDIF, retroactive to 1 January 2004, the business assets, business, and staff members in charge of the business of publishing the PagesJaunes directories, previously performed by PagesJaunes SA, which is now PagesJaunes Group. These transfers were made at their real value and represent a net asset transfer of 4,005,000,000 euros, which included goodwill worth 3,959,321,134 euros.

An organisation chart of the Group on 31 December 2004 is given below:


France Télécom
62% (1)
PagesJaunes Groupe
100%
PagesJaunes SA
100%
PagesJaunes Outre-Mer (2)
100%
Kompass France
100%
QDQ Media
100%
Kompass Belgium (2)
100%
PagesJaunes Liban (2)
100%
Mappy
100%
Eurodirectory
100%
Wanadoo Data
49%
Editus Luxembourg

(1) 54% on the date of this *Document de référence*.

(2) Subsidiaries of PagesJaunes Group not consolidated in 2004.

The Directory: a Unique Advertising Medium

A directory holds a unique position in the local advertising medium market. Found in homes and businesses, it allows a consumer looking for a product or service to quickly find precise and immediately useful information about all the businesses who could meet his needs. This information is enhanced by a certain amount of advertising content which helps the user in his search. Because of all the information offered, directories are one of the most consulted media by French consumers aged 15 and above looking for a business when deciding to make a purchase. So in 2004, about eight in ten French consumers aged 15 and above used one of the Company's directory services in France at least once during the year. In 81.5% of cases, looking in the PagesJaunes directory was followed by a commercial contact. In 58.4% of cases, this commercial contact resulted in a transaction or a purchase (source: ISL/Crédoc, Directory Consultation Table, 2004 Annual Report – study performed with four samples using 8,442 people, representative of the French population aged 15 and above, carried out at PagesJaunes' request). Therefore, for businesses, directories represent one of the essential means of entering the local advertising market.

In addition, the Group's platform meet the information needs not only of individuals and businesses at the local level, but also more specific needs of business at the national and international levels thanks to the PagesPro, Europages and Kompass range of products, which give information about businesses over wider geographical areas.

The Directory: an Economic Model Based on the "Virtuous Circle"

The goal of a directory is to offer useful, exhaustive information to the greatest number of people in multiple forms. The audience generated when this information is consulted produces income from businesses by selling advertising space, thereby contributing to enhancing the informational content made available to users.

The European Directory Market

The European directory market is made up of publishers whose business is mainly geared to their domestic market, where they generally occupy a long-standing leading position. The European directory market represented 6.368 billion euros in 2002 (source: AMR International, The European Telephone Directory Market Report 2003, Autumn 2003). Apart from PagesJaunes, the main companies active in the European directory market are Yell, Seat Pagine Gialle, TPI, Eniro, DeTeMedien and World Directories. The Yell Group publishes business directories including Yellow Pages and Business Pages directories in the United Kingdom and Yellow Book directories in the United States. It also has an Internet presence on its websites at yell.com in the United Kingdom and yellowbook.com in the United States.

In Italy, Seat Pagine Gialle publishes alphabetical and business directories in printed form and on-line (paginegialle.it). This company also has an international presence, particularly in the United Kingdom where it publishes Thomson Directories, the second largest directory publisher in that market. It has also an operator information service in Italy, as well as through its subsidiary Telegate, mostly in Germany and Austria.

TPI, a subsidiary of the Telefonica group, specialises in publishing alphabetical and business directories, printed and on-line (pagesamarillas.es for Spain), in Spain and Latin America.

Eniro is a Swedish group that basically focuses on publishing business directories in print and on-line (eniro.se for Sweden). The group is mostly present in Sweden, Norway, Finland, Germany, Denmark, Benelux and Poland.

DeTeMedien, in Germany, is part of the T-com division of the Deutsche Telekom group, for which it publishes alphabetical and business directories in paper form, on CD-Rom and on-line (gelbeseiten.de). The German market, which is the biggest in Europe, is split between a large number of local companies under contract with the publisher DeTeMedien.

Gouden Gids in the Netherlands, Promedia in Belgium, Golden Pages in Ireland, Paginas Amarelas in Portugal and Pagini Aurii in Romania are subsidiaries of World Directories (formerly VNU World Directories) whose main business is providing information and advertising in business directories, via telephone and the Internet (goudengids.nl and pagesdor.be for the Netherlands and Belgium). World Directories was sold by the VNU Group in September 2004 to Apax Partners Worldwide and Cinven Limited.

And finally there are other smaller sized companies present in the European directory market such as Findexa in Norway and TDC Forlag in Denmark.

The table below gives an estimate of the advertising revenue from the directory market in the main countries of Western Europe in 2002:

Country	Market size (in millions of euros)	Main company
Germany	1,125	DeTeMedien
Great Britain	1,119	Yell*
Italy	1,022	Seat Pagine Gialle*
France	830	PagesJaunes**
Spain	431	TPI*
Sweden	303	Eniro*
Netherlands	274	Gouden Gids*
Belgium	226	Promedia*
Norway	186	Findexa**
Denmark	177	TDC Forlag
Other countries	675	
European Market	**6,368**	

Source: AMR International – The European Telephone Directory Market Report 2003 – Autumn 2003.

* Company listed on a regulated market on 1 June 2004.

** Company listed on a regulated market on 31 December 2004.

4.2 DESCRIPTION OF THE GROUP'S MAIN BUSINESSES

The Group's businesses are organised into two main segments:

> PagesJaunes in France. This is the business of the PagesJaunes Company in France, which involves publishing the directories, distributing them, selling advertising space in the printed and

on-line directories, creating and hosting Internet sites as well as publishing the PagePro directories, selling on demand access, the QuiDonc reverse directory and Europages advertising representation.

> International and subsidiaries. These are the businesses of the various Company subsidiaries, which mostly comprise publishing directories for the general public outside France, developing Kompass directories in Europe and developing activities which complement publishing the directories (such as Mappy's map services and Wanadoo Data's database marketing).

The table below gives the revenue figures for 2004 for the Group's businesses described in this chapter:

PagesJaunes in France	**Revenue 2004** (in millions of euros)
Printed directories	**618.9**
PagesJaunes directory	505.2
L'Annuaire ("the Directory")	113.8
On-line services	**254.5**
pagesjaunes.fr	147.0
PagesJaunes 3611	85.0
Creating and hosting websites	22.6
Other businesses	**34.9**
including QuiDonc	7.3
including selling access	6.0
including PagesPro	15.4
including Europages	4.0

International and subsidiaries	**Revenue 2004(1)** (in millions of euros)
General public directories	**54.4**
QDQ Media	36.6
Editus Luxembourg(2)	16.9
PagesJaunes Liban(3)	0.9
Kompass	**28.9**
Kompass France	24.9
Kompass Belgium(3)	4.0
Complementary businesses	**17.1**
Wanadoo Data	11.6
Mappy	5.5

(1) Revenue shown in each Company's books.
(2) Consolidated company using the equity method.
(3) Non-consolidated companies, preliminary unaudited figures.

4.2.1 PagesJaunes' Business in France

4.2.1.1 General Presentation on PagesJaunes Business in France – A Well-Known Brand

Overview of PagesJaunes Services

In 2004, PagesJaunes published 233 directory editions, distributing 51.6 million copies. The following table gives the list of the Company's various directory services in France and how they are distributed:

Means of distribution / List of services*	Print	Minitel	Audiotel	CD-Rom	Internet, mobile/SMS	Interactive Internet	Television
Business directory by heading	PagesJaunes directory	PagesJaunes 3611	–	–	pagesjaunes.fr	wap.pagesjaunes.fr	PagesJaunes
Alphabetic directory	L'Annuaire	PagesJaunes 3611	–	–	pagesblanches.fr	wap.pagesjaunes.fr	PagesJaunes
Business to business directories	PagesPro	–	–	PagesPro	pagespro.com	–	–
Reverse directory	–	3617 QuiDonc	32 88	–	quidonc.fr	62 800 by SMS	QuiDonc

*This list does not include Europages, a directory for which PagesJaunes only handles the advertising representation.

PagesJaunes also offers businesses complementary services to the directory business, particularly services creating and hosting websites to promote their businesses.
In 2004, PagesJaunes had revenue of 908.4 million euros, an increase of 7.2% over 2003, which is 92.3% of Consolidated Group revenue. The Company's income mainly comes from selling advertising space in its printed directories and on-line services (98.5% of the Company's revenue in 2004). Most of the Company's costs are for publishing (buying paper, printing and distributing the printed directories), and marketing and management costs.

The advertisers

Most of our advertising customers in PagesJaunes are artisans, independent professionals (including the liberal professions) and small and medium-sized businesses. The potential market targeted by the Company is made up of 2.9 million businesses (source: *Agence des PME, PME: Clés de Lecture*. Definitions, Breakdown, Typologies – January 2003 [based on *Insee* figures December 2001]. Parameters used: Companies in the ICS field [industrial and professional consumer product companies], finance companies, non-merchant companies, legal entities subject to administrative law and private law groupings.)
In 2004, 583,836 advertisers used at least one PagesJaunes outlet to promote their range of products and services, which represent about 20% of the market targeted by PagesJaunes.
In 2004, the 20 top advertisers represented 1.1% of revenue and advertisers in the top 10 professional categories represented 15% of the Company's revenue (garages, car repair firms, estate agents, hotels and hotel/restaurants, moving companies, restaurants, hairdressers, woodworking companies, general electricians, plumbers and funeral directors).

The following table shows changes in the number of advertisers and the average revenue per advertiser over the last four years:

	2001	2002	2003	2004
Total number of advertisers (1)	**548,232**	**560,453**	**561,180**	**583,836**
including new advertisers (2)	86,446	89,083	82,080	98,365
Printed directory advertisers (PagesJaunes directory or l'Annuaire)	520,618	531,270	532,041	550,504
On-line services advertisers	383,932	391,842	401,610	420,941
including advertisers in pagesjaunes.fr at the end of December	203,613	231,806	267,175	307,953
(as a percentage of the total number of advertisers)	*37.1%*	*41.4%*	*47.6%*	*52.7%*
Average revenue per advertiser (in euros) (3)	**1,342**	**1,384**	**1,477**	**1,533**
Average revenue per advertisers in the printed directories (in euros) (4)	**1,044**	**1,063**	**1,118**	**1,124**
Average revenue per advertiser pagesjaunes.fr (in euros) (5)	**251**	**297**	**380**	**511**

(1) The number of advertisers includes all the advertisers in the year in question, including those who bought advertising space in PagesJaunes through an advertising agency. This number is different from that reported by Wanadoo, which books all businesses advertising through an advertising agency as a single advertiser.
(2) Number of advertisers in the year who were not advertisers in the previous year.
(3) The average revenue per advertiser is calculated by dividing total Company revenue, excluding QuiDonc and access revenue ("Advertising revenue") by the total number of advertisers.
(4) The average revenue per advertiser in printed directories is calculated by dividing the Company revenue for printed directories by the total number of advertisers in printed directories.
(5) The average revenue per advertisers in pagesjaunes.fr is calculated by dividing revenue for pagesjaunes.fr by the average number of advertisers on pagesjaunes.fr for the year in question (an arithmetical average of the number of advertisers on 31 December of the year in question and the number of advertisers on 31 December in the preceding year).

Advertisers in Multiple Platforms

Most of PagesJaunes' advertisers use both the printed directories and the on-line directories. So, in 2004, 66% of them advertised both in one of the printed directories (the PagesJaunes directory or l'Annuaire) and one of the on-line services (PagesJaunes 3611 or pagesjaunes.fr) and 44% advertised in one of the printed directories, and PagesJaunes 3611 and pagesjaunes.fr. In the latter case, their average revenue is about twice as big as the average revenue per advertiser. The following diagram shows how the advertisers were divided up in 2004 and illustrates the different advertising platforms chosen by the advertisers.


Printed directories
28%
17.5%
4.5%
44%
1.5%
1.5%
3%
PagesJaunes 3611
pagesjaunes.fr

Loyal advertisers

PagesJaunes SA has a very high loyalty rate of its advertisers. So 86.5% of the Company's advertising customers in 2003 continued their business relationship with the Company in 2004 (the remaining 13.5% of the advertisers who did not continue their business relationship with the Company included companies who went out of business and Company liquidations). This loyalty rate of advertisers is closely related to the advertiser's spending pattern with PagesJaunes, which is itself closely related to how long it has been a PagesJaunes customer. So the loyalty rate of advertisers is about 79% for advertisers who invest 500 euros or less (this is particularly true for new advertisers), about 89% for advertisers who invest between 500 and 1,000 euros, about 92% for advertisers who invest between 1,000 and 1,500 euros, and reaches about 95% for advertisers who invest over 1,500 euros (generally the most long-standing advertisers).

Typically, an advertiser spends more on his advertising with PagesJaunes as his relationship as a customer continues over time.

As an illustration, below is a table giving the average revenue per advertiser for a group of advertisers new to the Company in 2000.

	2000	2001	2002	2003	2004**
Average revenue per advertiser (in euros)*	546	772	903	1,148	1,367

* Internal study of new advertisers to the Company in 2000 in 44 departments of France.

** Figures resulting from marketing our services in these 44 departments for which the ending date for sale of advertising products was prior to March 2004.

Services Recognised by Advertisers

Advertisers in PagesJaunes estimate that PagesJaunes brings them about 20% of their customers. In addition, to the question "What are the three PagesJaunes products or services which interest you most?", 88% of advertisers mentioned the PagesJaunes directory, 46% mentioned l'Annuaire and 37% pagesjaunes.fr. 80% of the advertisers are willing to recommend PagesJaunes and 39% have done so already (source: Groupe H2A, institutional satisfaction study, October 2004 – telephone survey done with 3,171 advertisers representing PagesJaunes' advertising base, and carried out at PagesJaunes' request). Several years ago, PagesJaunes set up a system to measure the effectiveness of the PagesJaunes directory for an advertiser. This involves including a telephone number in the advertising product which only appears in that location, which enables the calls so generated to be counted. This measure of effectiveness is more concrete for the local advertiser than the concept of "costs per thousand" (*CPM* in French) used by most media.

The Contractual Relationship

Businesses wishing to promote their business on one of PagesJaunes' media sign a contract for the lifetime of a particular edition, i.e. twelve months, except for some specific on-line advertising products. Payment is handled by making a down-payment when the contract is signed (usually 10% to 20%, depending on the size of the order) and paying the balance later in the two months following the publication of their advertising product.

Recognised Trademark

The Company owns the trademark "PagesJaunes" which is very well known, and contributes to expanding the audience for its directories. Since 2001, the Company has used an advertising campaign depicting "runners" which personalise the Company's services in a friendly and dynamic way, and has contributed to making the trademark and its services better known. Therefore, in response to the question "When you are looking for an individual, a company or a business, a product or a service, what are all the sources of information you think of?", 89% of persons surveyed immediately mentioned a PagesJaunes service, and when the question was asked again quoting PagesJaunes' various services, the level of assisted recognition went up to 100% (Source: CSA: PagesJaunes recognition and image in connection with the impact of advertising and promotional campaigns" November 2004 – study performed on a sample of 651 people, representative of the French population aged 15 and above, and carried out at PagesJaunes' request).

A Large Audience

PagesJaunes has learned how to innovate to make its services accessible to a larger number of people, regardless of the technology or medium used – printed directories, Minitel, Internet, mobile telephones, interactive television – and wherever the user is located – at home, at work or on the move.

PagesJaunes now has a large audience for all its directory services. So, according to a study, 81.5% of persons surveyed had used one of the Company's media in 2004 (Source: ISL/Crédoc, Directory Consultation Table, 2004 Annual Report – study performed with four samples using 8,442 people, representative of the French population aged 15 and above, carried out at PagesJaunes' request).

The table below shows changes in the usage rate for each of the Company's media over the last five years.

Usage rate	2000	2001	2002	2003	2004
At least one PagesJaunes media	80.4%	81.5%	81.3%	81.5%	81.5%
PagesJaunes directory *	64.9%	68.7%	68.2%	67.7%	66.0%
l'Annuaire*	66.6%	68.0%	66.6%	65.3%	63.9%
PagesJaunes 3611*	21.8%	18.8%	17.0%	13.8%	12.1%
pagesjaunes.fr*	4.0%	6.6%	8.8%	12.8%	18.3%

*Use for personal or business purposes, at least once over the last twelve months.

Source: ISL/Crédoc, Directory Consultation Table, 2004 Annual Report – study performed with representative of the French population aged 15 and above.

After a drop in the audience between 1994 and 1999 (mainly because of a drop in the audience for Minitel and l'Annuaire), the overall audience for PagesJaunes directories has levelled off since 2000 mostly because of a change in its products and an active advertising policy.

Access to Data

Information about individuals and businesses published in PagesJaunes directories is gathered from various sources. On the one hand, PagesJaunes uses the subscriber databases of the various telecommunications operators in France, including France Télécom, through database availability contracts (see section "4.6.2.4. Access to Directory Data"). On the other hand, the Company adds to this information using contacts which the marketing network maintains with businesses. Finally, the Company has created a special number in operation since 20 March 2001, which enables any individual or business to add to its listing information free of charge by giving the Company its mobile telephone number.

Advertising Products

PagesJaunes offers its advertisers a wide range of advertising platforms (print, Minitel and fixed and mobile Internet). In fact, PagesJaunes believes that this wide range of platforms is needed to allow advertisers to reach the greatest number of users and respond to changes in usage. In addition, PagesJaunes offers a wide range of advertising products in each platforms.

Advertising Products in Printed Directories

The printed directories offer advertisers three major types of advertising products:

> listing products: these are advertising enhancements and advertisements called "in column" in the published lists of individuals and businesses. These listing products may take the form of listings (putting the name and telephone number in bold, purchasing additional lines to show additional information such as an e-mail address or website address), or classified in column (in the case of the PagesJaunes directory this often involves information in a box on a yellow background published with the listing);

> impact products: these are advertisements called "outside column" which occupy several columns in the listing on the same page. The dimensions of these advertisements vary from 1/12th to a full page, and they enable the advertiser to show text as well as photos.

> display products: these are mostly covers (2nd, 3rd and 4th cover pages), inserts, bookmark ribbons and sponsorship of the index, and for l'Annuaire, headers. These advertising products, available in limited numbers, require the space to be reserved. The function is close to that of advertising products offered by free or regional publications, or local display products. To meet advertisers' needs to tell the public about their special promotions, PagesJaunes has also created "Le Chéquier" (checkbook) which is distributed with the PagesJaunes directory and offers the consumer money off coupons from local advertisers.

Advertising Products on PagesJaunes 3611 (Minitel)
PagesJaunes offers its advertisers on three major types of advertising products PagesJaunes 3611:
> listing products: they offer the advertiser the opportunity to be found in one or more locations, in one or more departments, or under one or more business headings corresponding to his business;
> impact products: they are made up of modules (providing the advertiser with one to three lines of information to promote his business, and also give him priority listing in the hit list) catalogues (one or more information pages about the advertiser and his business, accessible from the hit list on PagesJaunes 3611) and information pages (containing preset fields highlighting practical information for the user);
> display products with banners which appear at the bottom of the hit lists.

Advertising Products on pagesjaunes.fr (Internet).
The advertising products offered on pagesjaunes.fr, specially developed for the Internet, enable advertisers to take advantage of additional space and functionalities to get their message to their customers and prospects.
Beyond the listing products, also present on PagesJaunes 3611, the advertising products on pagesjaunes.fr may be classified in two main categories:
> impact products, particularly modules (see the description of the modules on PagesJaunes 3611) and other products which may be accessed from a icon on the hit list beside the information about the advertiser: the link to the site (enabling Internet users consulting pagesjaunes.fr to go to the advertiser's site in one click), an audio spot (an interactive product enabling businesses to record sound spots by telephone to highlight an event or a special promotion) and a clip (a sound and image sequence lasting thirty to sixty seconds which enables the advertiser to highlight his specific services);
> display products, which appear on hit lists or on the home page of pagesjaunes.fr (headers, banners and totems) which can be clickable, to access the advertiser's site. For these display products, the advertiser may choose a local advertisement: the advertising product will appear for all requests made for a particular town or department, enabling the advertiser to benefit from an advertising campaign resembling a local display campaign.
The advertiser is also offered the option of theme-based advertising: the advertising product will appear for all requests made for a particular town or department, for a particular type of business. In look-ups by category, businesses who have bought an advertising product appear before the non-advertising listings. For the advertisers, the order of appearance in the hit lists rotates so that all advertisers get the same visibility.
PagesJaunes also offers advertising on the mobile Internet wap.pagesjaunes.fr, made up of an image and text of one to three lines, which allows the advertiser to advertise on all mobile phones with Internet access.
This range of platforms and products enables the Company to offer a pricing structure within the reach of all advertisers, whatever their advertising budget.

Commercial Organisation
PagesJaunes has set up an experienced commercial organisation that is appreciated by the advertisers, to build up customer loyalty and develop a new base of customers. The sales force markets all the Company's printed directories and on-line services in mainland France and in the four overseas departments (Guadeloupe, Martinique, French Guiana and Réunion). The sales force in the overseas departments is attached to PagesJaunes Outre-Mer, a 100%-owned subsidiary of the Company.
On 31 December 2004, PagesJaunes had a sales force of 1,720 salesmen and women, compared to 1,558 in 2003 and 1,488 in 2002, divided over three sales channels: telephone sales, field sales and major accounts.
> The telephone sales team has 624 sellers, 406 of whom work on attracting new customers (Télévente Prospects) and 218 work on retaining customers who have advertised in previous years (Télévente Clients) and who have spent about 500 euros to promote their business on one of the Company's platforms.
> The field sales team has 1,073 sellers attached to 20 regional agencies. Field sales are devoted to retaining the existing base of advertisers, and to a lesser extent attracting new advertisers. The biggest regional customers are under the responsibility of more experienced sales staff that has specific tools and management.
> The major accounts department has 15 sales staff and handles the biggest advertisers in terms of spending or with a big development potential. These are mostly major brands or advertisers with a network of sales outlets. In addition, the business organisation has a mail-order sales department which has eight employees. Each of these sales channels works together, within a particular geographical area. Dividing customers between the various sales channels optimises customer relations and the direct cost of sales, defined as the compensation paid to the sales staff and management costs. So, in 2004, direct sales costs represented 13.4% of Company sales in 2004. This percentage may be up to five times higher when attracting a new advertiser. To make sure it has an outstanding sales force, the Company is very selective in its recruitment, and offers all its sales staff continuous training programmes about the products offered and new technologies. The training programme for newly-recruited sales staff – basically for telephone sales – takes four weeks, alternating between theory and practice. In 2004, apart from the initial training period taken by these new telemarketers, each salesman and woman also took an average of four and a half days of additional training.
In addition, the heads of the sales teams regularly perform evaluations of the performance of the sales staff for whom they provide leadership, as well as personalised progress plans. The commission portion of the compensation paid to sales staff depends on the channel in question: for the field staff, who in 2004 was responsible for 76.5% of the Company's revenue, 100% of their salary is commission.
The Company's marketing organisation offers attractive career opportunities and pay increases for sales staff, who generally begin their careers at "Télévente Prospects". The best of them then have the opportunity to move to "Televente Clients" and

then the field sales force, which contributes to motivation and retention of the Company's sales force. So the sales staff, whose average age was 37 and a half at the end of 2004, has an average length of service of seven and a half years with the Company.

In 2004, the Company's marketing organisation contributed to retaining 483,362 advertisers and attracting 98,365 new advertisers, compared to about 82,080 new customers in 2003. In addition, in 2004, the Company set up field sales teams dedicated to attracting new customers, these teams representing a sales force of 32 people divided over four marketing agencies at the end of December 2004.

4.2.1.2 Printed Directories

PagesJaunes printed directories business includes the PagesJaunes directory and l'Annuaire. This business generated revenue of 618.9 million euros in 2004, i.e. 62.9% of the Group consolidated revenue in 2004. 550,504 advertisers bought an advertising product in 2004 in the PagesJaunes directory or l'Annuaire. In 2004, the printed directories came out in 233 editions, a figure slightly higher compared to previous years.

These directories appear at intervals throughout the year. The marketing of the advertising space in the directories for a particular year runs from April to July in the previous year. It takes an average of six months to produce a directory which is scheduled as follows:

> **sale of advertising space.** The sale of advertising space starts on average six months before the directory is published and mobilises all the sales staff in the department in question. As the marketing process continues, the advertising products are produced by the advertisement production department, and then sent to the advertisers for approval ("print order");

> **page layout of the directory.** About three months before the date scheduled for publishing the directories for a particular department, PagesJaunes stops selling advertising space in the directories in question and starts to do the page layout. This page layout is done by the production department which inserts the advertisements in the personal or business listings; a final check is performed by the same production department;

> **printing and binding.** The directory is then sent in electronic files to outside printers, who use paper purchased directly by PagesJaunes. The finished directories are then sent to distribution platforms located in the department in question;

> **distribution.** The directory distribution is carried out by outside service providers. The quality of the distribution of the printed directories is a key factor in their audience, so PagesJaunes performs audits to qualitatively and quantitatively measure the services provided. Compensation paid to the providers depends in part on the results of these audits.

In 2004, the manufacturing and distribution processes of the printed directories received ISO 9002 certification, 2000 version, from AFAQ.

The PagesJaunes Directory

Each PagesJaunes directory lists businesses under one of its 1718 categories depending on the place where the business is located. For each business listed, PagesJaunes shows an entry in the departmental directory where the business is carried out and in general where the corresponding telephone line is installed. For France as a whole, the PagesJaunes directory lists about 4 million businesses.

In 2004, the PagesJaunes directory published 131 different editions of the PagesJaunes directory; these editions were mostly distributed free of charge to private homes and businesses, which represents a total distribution of 27.4 million copies. The PagesJaunes directory is also available for sale from the Company, upon request, by calling an "Azur" telephone number 0 810 810 767. Some of these directories have a cover with advertising for the whole department, some with advertising for a part of the department. This scoping technique enables advertisers to promote their business for a lower cost over a smaller geographical area.

The PagesJaunes directory generated revenue of 505.2 million euros in 2004, which is 51.3% of the Consolidated Group revenue for 2004. Most of this income is from advertising contained in this directory.

The costs associated with the PagesJaunes directory come mostly from publishing costs (buying paper, printing and distributing the directory) and marketing and management costs.

In 2005, the PagesJaunes directory will be published in three new pocket PagesJaunes editions, available in Lille, Lyon and Marseille, in addition to the existing Paris paperback PagesJaunes.

L'Annuaire

In 2004, PagesJaunes issued 102 departmental editions of l'Annuaire, distributed free of charge to private homes and businesses, excluding individuals or businesses with Minitel, which represents a total distribution of 24.2 million copies. It is also available for sale from the Company upon request by calling an "Azur" telephone number 0 810 810 767.

France Télécom, the publisher of this directory, has given PagesJaunes the task of finding advertising customers, designing and producing the advertising material to be included in l'Annuaire, in an agreement dated 30 June 1967, replaced by an agreement dated 15 November 2002, valid until 31 December 2009 (see section 4.5.2. "Advertising Representation Agreement"). France Télécom has also assigned the production, manufacture and distribution of l'Annuaire to the Company, in an agreement dated 26 June 2000, in effect until 31 December 2004, and automatically renewable for the same length of time as the original agreement (see section 4.5.3. "Agreement on Manufacturing and Distributing l'Annuaire and PagesJaunes 3611 Alphabetical Search"). In 2004, under the advertising representation agreement, PagesJaunes prospected for customers and billed advertisers in l'Annuaire (see section 4.5.2 "Advertising Representation Agreement"). The advertising revenue billed to advertisers by the Company were fully booked in PagesJaunes revenue figures. The amount paid back to France Télécom was booked under costs of services and products sold. L'Annuaire produced revenue of 113.8 million euros in 2004, which is 11.6% of the 2004 Consolidated Group revenue. In 2004, PagesJaunes paid France Télécom a publisher's fee of 53.8 million euros under the terms of the advertising representation agreement. Under the manufacturing agreement signed with France Télécom, PagesJaunes was responsible for the production, manufacture and distribution of l'Annuaire, published by France Télécom. Under the regulations applicable to universal directory and directory assistance services, the France Télécom group made a bid for the publication of the universal directory and directory assistance services, stating that the printed universal directory would be subcontracted to PagesJaunes. In a decree dated 3 March 2005 by the Ministry of the Economy, Finance and Industry, France Télécom was appointed the operator in charge of universal directory services and the general directory (see section 4.5.3).

4.2.1.3 On-Line Services

PagesJaunes SA also provides on-line services which have become increasingly important in 2004. Since PagesJaunes 3611 was launched on Minitel in 1985, this service has been progressively enhanced by the launch of the website pagesjaunes.fr in 1997 and the development in the same year of a website creation and hosting service. The appearance of the PagesJaunes service on Minitel 1985 has helped to familiarise users and advertisers with an on-line directory service. This familiarity then encouraged the development of pagesjaunes.fr. In December 2000, the *WAP* version of pagesjaunes.fr intended for mobile phones was launched and then deployed on all operators' platforms. The service has since been adapted to technological advances. The latest version put on line in July 2004 allows the user's location to be pinpointed. This service is also available on the 3rd generation Orange and SFR portals. The number of visits to PagesJaunes Internet mobile services in 2004 came to 4.6 million, which is an average of 386,000 visits a month. In 2004, PagesJaunes on-line services generated revenue of 254.5 million euros, which is 25.9% of the Consolidated Group revenue for 2004. In 2004, about 420,941 advertisers were customers of the Company's on-line services. Most of the revenue comes from listing products – the same for PagesJaunes 3611 and pagesjaunes.fr – and advertising products specific to each of these platforms. The revenue produced by these listing products, which represented about 31% of the revenue from on-line services in 2004, is divided between PagesJaunes 3611 and pagesjaunes.fr, in proportion to their respective audiences. If we take PagesJaunes 3611 and pagesjaunes.fr as a whole, pagesjaunes.fr represented about 64% of this total in 2004, compared to 36% for PagesJaunes 3611. In addition, the revenue figures for the on-line services also include the website creation and hosting business. The main costs associated with PagesJaunes' on-line business are information system costs, marketing and advertising costs, as well as administrative costs.

The following table shows recent changes in the number of searches on PagesJaunes' on-line platforms:

	June 2003	December 2003	June 2004	December 2004	Variation June 2003/ june 2004	Variation Dec. 2003/ dec. 2004
PagesJaunes 3611*	25.8	21.3	19.5	15.0	–24.4%	–29.6%
pagesjaunes.fr**	22.1	23.5	34.6	36.0	+56.6%	+54.5%
Total	**47.9**	**44.8**	**54.1**	**51.0**	**+13.2%**	**+13.8%**

*Source: PagesJaunes. Number of requests made to the search centres on the PagesJaunes 3611 servers.

**Source: Cybermétrie-Médiamétrie-e-stat, in number of visits.

Since September 2003, the audience for pagesjaunes.fr has been higher than the audience for PagesJaunes 3611 and has more than offset the drop in the latter. As a whole, the audience for on-line media has increased between December 2003 and December 2004.

PagesJaunes 3611

Launched in 1985, PagesJaunes 3611 is an electronic telephone subscriber search service, accessible by Minitel. PagesJaunes 3611 gives continuous access to the Company's database, which is updated every day. Users can search for businesses or individuals in all departments of France, by name (alphabetical search) or by business. For the user, the first three minutes of the search are free; after that a fee is charged for the service.

PagesJaunes, publisher of PagesJaunes 3611 business searches, retains all the advertising revenue from business listing products. France Télécom, the publisher of PagesJaunes 3611 alphabetical searches has assigned to PagesJaunes all the tasks involved in advertising representation, the production and publishing of this directory.

For advertising representation, PagesJaunes receives payment based on an agreement (see section "4.5.2. Advertising Representation Agreement"). The amount of advertising invoiced to advertisers on PagesJaunes for advertising space in the alphabetical searches on PagesJaunes 3611 is fully booked in PagesJaunes' revenue. The Company then pays France Télécom the part of the revenue which is over and above its commission for advertising representation. The amount so paid is booked under costs of services and products sold. PagesJaunes 3611 remains a well-used service with 15 million searches in the month of December 2004 (source: PagesJaunes). In 2004, PagesJaunes 3611 generated 85.8 million euros in revenue, which is 8.7% of the Consolidated Group revenue.

Strengthened by its experience with Minitel, PagesJaunes was able to create an attractive range of Internet advertising products for advertisers on the pagesjaunes.fr website.

pagesjaunes.fr

The pagesjaunes.fr website was launched in 1997 when the number of Internet users in France and the number of

Internet advertisers was still low. The increase in the number of Internet users in France, as well as the reputation and content of the pagesjaunes.fr services enabled the Company to attract a larger audience every year together with a growing number of advertisers on pagesjaunes.fr. At the end of December 2004, 307,953 advertisers had an advertising presence on line at pagesjaunes.fr. In 2004, pagesjaunes.fr generated revenue of 146.1 million euros, which is 14.9% of the Consolidated Group revenue. The pagesjaunes.fr website offers various services to Internet users:

> searching for a business or an individual using refined search criteria such as the business, name, address, location or department of the business or individual sought. Users performing a search can also access maps for 2,196 towns and over 4 million photos of 23 towns to find the business or individual being sought. These additional services are offered by the Company in partnership with its subsidiary Mappy;

> a private space called "Espace Perso". Created in 2003, Espace Perso is a free service which allows individuals or businesses who wish to add active links to their information appearing in pagesblanches.fr. These links enable Internet users to send a text message or an e-mail directly without the subscriber's mobile telephone number or e-mail address being revealed. Espace Perso answers Internet users' desire to be easily contacted, while keeping their personal information confidential;

> a service called "Recherche à Proximité". Created in January 2004, this enables any Internet user, based on a simple address or a category of businesses being sought, to get a free list of these businesses close to the address given, as well as a map of the area with the pagesjaunes.fr advertisers highlighted. This service was extended to 900 towns in November 2004;

> access to the reverse directory "QuiDonc". This reverse directory is specifically described in section 4.2.1.4 "Other Businesses – the QuiDonc Reverse Directory".

> the possibility of rapid access to over 200 directories on line all over the world and to get information about a company in another country for example. This service is offered free of charge to users of pagesjaunes.fr;

> the "Ville en Direct" service which allows the user to get practical information about a particular town such as the current weather and forecast, traffic situation on the national and Paris/Île-de-France motorway network, and video images of the town (webcams). This service started in February 2005.

The Company has managed to make pagesjaunes.fr one of the most popular sites in France in terms of audience. With a coverage rate of 31.5% in December 2004 (source: Nielsen Home and Work), it regularly ranks 8th in French sites. In terms of visits, pagesjaunes.fr has made great progress over recent months: an average of 31.9 million visits per month in 2004 compared to an average of 21.3 million visits per month in 2003 (source: Médiamétrie/eStat). Pagesjaunes.fr is also accessible from the Wanadoo and Voila portals, which belong to the France Télécom group and from the other major sites for French users. Access from all these portals and sites represents 15% of the audience for pagesjaunes.fr in numbers of pages viewed (source: Médiamétrie/eStat, September 2004).

Website Creation and Hosting

Since 1997, PagesJaunes has offered businesses a website creation and hosting service to promote their business on a website. Offering website creation and hosting is a natural extension of the relationship with the advertiser, which strengthens the Company's customer retention strategy. This service is offered throughout the country by the whole field sales force.

PagesJaunes' service mostly comprises registering the domain name, creating the website, hosting, regularly updating the site and on-line help. All these activities are carried out directly by PagesJaunes, including the hosting activity which was made an internal activity in November 2004. Experts in the field of website creation stay with the customer throughout the production process and provide personalised, specific advice.

This service was enhanced in November 2004 by a new product called "En Savoir+". This new product uses a very standardised production process which reduces both production costs and the tasks performed by the marketers to sell this type of product. This simplification also allows Televente to offer this product to its customers. On 19 January 2004, 3,029 customers had already signed up for this new product. The income from this business comes from billing for design costs, flat fees for services and marketing additional options, and for the "En Savoir+" product, an annual fee for a package which includes creating the website, hosting it and listing it on pagesjaunes.fr; this latter item is booked under pagesjaunes.fr earnings. This business generated revenue of 22.6 million euros in 2004, which is 2.3% of Consolidated Group revenue.

4.2.1.4 Other Businesses

The PagesPro Directory

The PagesPro directory published by the Company is positioned as a regional directory intended for small and medium-sized businesses, intended to put businesses in touch with each other. The PagesPro directory is now available in the form of a printed directory, on CD-Rom and on the Internet.

The PagesPro directory is sent free of charge to companies appearing on a distribution list created by PagesJaunes which includes businesses selected based on their type and size. Prior to distribution, the Company contacts each of these businesses to find out the format in which they would like to receive the directory (printed or CD-Rom).

For everyone else, the PagesPro directory is available for purchase.

Most of this income is from sale of advertising space in the PagesPro directory, which generated revenue of 15.4 million euros in 2004, which is 1.6% of Consolidated Group revenue. 26,366 businesses used one of the PagesPro directory services in 2004 to advertise.

Printed PagesPro

In 2004, the printed PagesPro directory listed 291,832 businesses, selected based on type (which must be geared to other businesses) and their size (a minimum number of staff is set for each type of business). These businesses were categorised

under 459 types of business and classified based on where they do business.
Five regional versions are published each year: Northwest, Southwest, Southeast, Northeast and Île-de-France.
The PagesPro directory contains a lot of information about the businesses listed:
> contact information with the company name, address, telephone and fax numbers, how many employees it has, e-mail and website address, and;
> information about the company's business such as its main activity, products and services.
In 2004, about 300,760 copies were distributed.

The PagesPro Directory on CD-Rom
In 2004, the PagesPro directory on CD-Rom listed 525,736 businesses. The search is simplified for the user by two choices: a free search or a search filtered by business, APE, NAF or SIRET/SIREN code, by name, geographical area or by size. The contact facility on the CD-Rom allows a user with an Internet connection to send e-mail messages to the company and to look at its website(s). He can also use the autodial system for telephone or fax.
In 2004, about 381,000 copies were distributed.

pagespro.com
The PagesPro directory is also available free of charge on the Internet (www.pagespro.com) with a database of about 538,211 businesses all over the country. The information available to Internet users is enhanced, compared to the printed or CD-Rom PagesPro directories, by information bought from third parties (such as financial information about the companies and information about economic trends in this business sector). Searching for a business using the pagespro.com site is facilitated by having four main search modes available: by company name, by business, by NAF or by SIRET/SIREN code. The search can also be refined using geographical criteria: region, department, locality or address. The Internet user also has an additional interactive service providing him with a map and itinerary to reach the business's physical site.

The QuiDonc Reverse Directory
Created in 1998, the QuiDonc reverse directory lets a user find a business or individual in France based on a telephone or fax number. This directory also allows searches by name or a business or individual anywhere in France.
QuiDonc is available from Minitel (3617 QuiDonc), on an Audiotel server, by telephone at 3288 (voice server), by a text message sent to 61800, by interactive television (TPS line-up) as well as using WAP services offered by mobile telephone operators. QuiDonc is also accessible directly over the Internet (www.quidonc.fr), on the pagesjaunes.fr site (using the "À QuiDonc il est ce numéro ?" and "Mais QuiDonc porte ce nom ?" tabs) and is also available as a fee-paying service on wanadoo.fr and voila.fr as well as other user sites.
The QuiDonc service is a fee-paying service. On the Internet payment is secured and the cost of a search is not calculated based on the amount of time used as on Minitel and Audiotel, but by search. The Internet user is billed 0.50 euro plus tax per search with "À QuiDonc il est ce numéro ?" and 1.50 euros plus tax per search with "Mais QuiDonc porte ce nom ?".
All the income from the "QuiDonc" business comes from payments made by users. This directory generated revenue of 7.3 million euros in 2004, which is 0.7% of Consolidated Group revenue.

Europages
Europages is a directory listing 550,000 companies selected based on the size of their import-export activity in all sectors of business, in about 30 European countries. The Europages directory provides the addresses, telephone and fax numbers, e-mail and website addresses of the companies listed. These businesses are listed based on detailed categories comprising 21 business sectors, 700 main headings and 3,500 specialist headings. The Europages directory is also available on CD-Rom and is accessible over the Internet. The printed and CD-Rom directories are distributed free of charge to 580,000 businesses all over Europe, selected based on their type of business, size and export capacity. *Europages is a registered trademark* of Euredit, a subsidiary of the Seat Pagine Gialle group.
The Company is responsible for the advertising representation in France of the Europages formats (print, CD-Rom, Internet) based on a contract with Euredit renewed on 30 May 2000, which sets the conditions for advertising representation for the 2001 to 2006 editions.
Under the terms of this contract, PagesJaunes has agreed for the length of the contract and for a period of two years after its termination or expiration not to (i) operate in France as the advertising representation for a business database or a business directory distributed in at least two countries in the area comprising the European Union and Switzerland or (ii) to participate in the creation of such a database or directory, or to become a shareholder or partner in a business which publishes or distributes such a directory or database in France, with the stipulation that these restrictions do not apply to the representation or publishing businesses operated by the Group prior to 30 May 2000. In addition, the contract allows the publisher to terminate the contract if PagesJaunes no longer exclusively prospects for advertising customers for the national directories of France Télécom.
In 2004, the advertising revenue from PagesJaunes in this business represented 4.0 million euros and the publisher's fee paid to Euredit came to 3.8 million euros. The amount of the fee so paid was booked under "Cost of services and products sold".

Sale of On-Line Access to Databases
PagesJaunes has also operated a search access business since 1 January 2002, when this business was purchased from Intelmatique (subsidiary of France Télécom). This business covers the development, set up and sale of on-line, real-time search access to the database of France Télécom landline telephone subscribers (excluding competitors) and the databases of foreign operators (19 European countries, the USA, Canada and Australia).
In application of a decision made by the Competition Council on 12 September 2003 against France Télécom, the prices

charged for this business were reduced so that they are strictly geared towards covering costs.
The main customers are the information services of French mobile telephone operators (Orange, SFR, Bouygues Télécom) and foreign operators (particularly Belgacom, Swisscom, Deutsche Telekom). In 2004, this business represented revenue of 6.0 million euros, which is 0.6% of Consolidated Group revenue.

4.2.1.5 Competition in France

PagesJaunes believes that is competitive environment is wider than just the competition from other general public or business directories. Like any media business, the Company has two types of competition:
– competition for audience: there are various methods for customers to find information about an individual or a business, or more widely, to find out business information before choosing a supplier of products or services. So, the services offered by the Company are only one of many sources of information available to individual or professional consumers;
– competition from local advertising media: the local advertisers at whom PagesJaunes' services have traditionally been aimed to highlight their products and services have other locally-based advertising media available to them to promote their businesses.

Competition for Audience

Changes in technology – particularly the Internet and mobile telephones – have had significant effects on the Company's competitive environment. So, consumers can use the Internet to access a wide range of contents and services, in addition to or as a substitute for using the Company's services, and thanks to the sophistication of mobile telephones, they can also access a wide range of electronic listing services.
In addition, PagesJaunes services are in competition with paper listings, operator-assisted directory information services, as well as all the press media which list businesses.
So, the Company's main competitors are:
> electronic or paper listings, which store telecommunications numbers;
> operator information services (particularly France Télécom's 12 number, Orange's 712, Bouygues Télécom's 612 and SFR's 222);
> the free press (particularly media published by Comareg and Spir Communication, 20 Minutes and Metro);
> Internet search engines (particularly Google, Voila, Yahoo! and MSN);
> thematic portals on the Internet, as well as specialised vendor sites (viamichelin.com, webcity.fr, seloger.com, ebay.fr, voyages-sncf.com, hotels.com, kelkoo.com); and
> other publishers of print or on-line directories (particularly Bottin – the Soleil, U Corsu and Iliad directories), as well as town directories and local guides which are also being developed on the Internet.

Competition From Advertising Media

The Company's directories are in competition with all the other advertising media which allow an advertiser to reach a local target. These are particularly the free press, regional daily press, magazines, billboards and local radio. In addition, the development of the Internet has widened the Company's competitive horizons. Publishers of thematic content on the Internet are developing advertising services aimed at local advertisers (business listings, minisites describing the services offered by these businesses, on-line reservations or purchases). This is also true of Internet search engines which are developing fee-paying advertising services in their hit lists, aimed at small- and medium-sized businesses. The advertiser market at the local level in France (as defined in the diagram below) represented total spending of 3,815 million euros in 2003 and the diagram which follows shows how this spending is divided among the various advertising outlets:


Internet
4%
National daily press
2%
Professional and magazine press
6%
Directories and guides
23%
Radio
13%
External advertising
14%
Free press
21%
Regional daily press
17%

Source: France Pub, 2003 figures, excluding cinema and local television, direct marketing, promotions, special events and public relations.

The advertising market at the local level increased by 14.5% between 2000 and 2003, and the Directories and guides segment increased by 18% over the same period. In 2003, the Directories and guides segment represented 850 million euros. In this segment, the Company's directories are in competition with all the other directories in print or on line available in France, and the Company's market share is about 93%.

4.2.2 International and Subsidiaries

Over and above publishing general public directories in France, which represents the largest share of its business today, the Group has been developing in three other directions over the last few years:
> publishing general public directories outside France;
> developing the Kompass directories in Europe, and;
> developing complementary activities to the directory publishing business, such as map and database marketing services.
The Group currently publishes general public directories in Spain, Lebanon and Luxembourg, particularly the Kompass directories in France, Spain, Belgium and Luxembourg.
Finally the Group has developed its complementary businesses which include value-added services such as Mappy's map services or in the area of database marketing, selling Wanadoo Data marketing files and database processing.
The International and subsidiaries segment represented total revenue in 2004 of 75.7 million euros, which is 7.7% of Consolidated Group revenue in 2004. PagesJaunes Group's goal is to profitably develop these businesses, which constitute a potential for additional growth and a natural extension of its directory publishing business in France.

4.2.2.1 General Public Directory Publishing Outside France

4.2.2.1.1 QDQ Media

The QDQ Media company was created in 1997 to draw part of the development potential of the Spanish market (low directory penetration, small presence in the advertising market compared to the other European markets) with a differentiated and more modern product. QDQ Media was purchased by Wanadoo in April 2001 and then sold to PagesJaunes in April 2004 (see section 4.1 "General Presentation of the Company and the Group – History and Changes in Group Structure").

QDQ Media currently offers printed directories, on-line services as well as an operator-assisted directory information service. To market advertising space in these platforms, QDQ Media has developed a field sales force, and then starting in 2001, telephone marketing, which together represent about 500 people. The field sales force is organised into seven agencies: Centre, Catalonia, North, Northwest, Castille-Canaries, Andalusia and Levant. Each agency manages between seven and eleven directories.

Telephone marketing consists of three platforms: Madrid, Barcelona and Saragossa.

QDQ creates the database from public sources enhanced by information gathered in the field. In addition, QDQ Media gets free access to the databases of subscribers of the various operators following a decision by the Spanish Telecommunications Market Commission on 7 November 2002. QDQ Media is now the second directory publisher in Spain in terms of revenue (source: AMR International. The European Telephone Directory Market, autumn 2003). So, 74,311 advertisers used QDQ Media in 2004, generating revenue for the company of 36.6 million euros (0.1 million of which was eliminated in consolidation), corresponding to 3.7% of Consolidated Group revenue. QDQ Media's income is basically from selling advertisements in its printed and on-line directories. QDQ Media offers its advertisers a wide array of advertising products to best meet their different needs. The main costs of QDQ Media are publishing costs (buying paper, printing and distributing the directories), plus marketing and administrative costs.

Printed Directory: QDQ, La Guia Util

The printed directory called QDQ, La Guia Util ("The Useful Directory") lists businesses under one of its 1,384 categories. Under each category, the businesses are classified according to town, district in the town or in alphabetical order, depending on the business and directory in question.

The first five QDQ, La Guia Util directories were launched in 1998 in the province of Madrid. Between 1999 and 2001, 63 additional directories were created. Today, QDQ Media publishes 68 printed directories which come out each year and cover almost all of Spain. They are distributed free of charge to private homes and companies. 15 million copies of QDQ, La Guia Util were distributed in 2004.

Like PagesJaunes in France, QDQ Media sells advertising space, designs advertisements for its advertisers, lays out the directories and has the printing and distribution handled by third-party suppliers, taking advantage of agreements negotiated by the Group.

35% of the Spanish population aged 16 and above said it had used a QDQ, La Guia Util directory over the previous twelve months (source: Gallup España, January-December 2004).

The older directories are the best established and their audience is sometimes close to that of Páginas Amarillas, as is the case in the province of Madrid where the directories are in their seventh or eighth editions.

The printed directories represented about 90.2% of total revenue for QDQ Media in 2004. In 2004, in the printed classified directory segment defined as the sum of TPI and QDQ Media, QDQ Media's market share came to 10.1% (source: for the TPI printed classified directory revenue figures, TPI press release of 17 February 2005).

On-Line Services

QDQ Media launched the QDQ.com site in 2001 to offer users the possibility of searching for businesses on the Internet. The QDQ.com site has developed particularly by offering Mappy's photograph and mapping services (Mappy's business is described in section 4.2.2.3.2 "Mappy"). Madrid and Barcelona in photographs, in 2002, and then Valencia and Seville in photographs in 2003 have been very successful with users and have contributed to a significant increase in the audience for the QDQ.com site.

QDQ Media also launched QDQ Blancas in July 2003, the first Spanish on-line directory to contain the details of all telecommunications operators who did not decline to be included for landline telephones, or who have given their consent in advance for mobile telephone subscribers. QDQ Blancas is accessible from the website QDQ.com.

The QDQ website received an average of 1,040,000 visits per month in 2004 (source: OJD www between January and September 2004 and Gallup between October and December 2004), which is an increase of 69% compared to 2003. QDQ Media's Internet directories generated about 9.6% of company revenue.

Operator Services

QDQ Media launched an operator information service in July 2004: number 11875. This service uses QDQ Media's database and has gradually been made accessible on the networks of the main telecom operators in the second half of 2004.

QDQ Media Restructuring

In 2003, the management team at QDQ Media was completely restructured. The new team took steps to correct the company's situation, particularly by making a business plan as well as clearing up customer accounts and setting up a policy to prevent and collect bad debts. The reduction in employees (about 120 persons, basically in support functions, which is about 14% of the total number of employees on 31 December 2003) was accompanied by a reorganisation intended to increase team productivity and the company's operating efficiency. In addition, measures were taken to revitalise sales. So, both the QDQ, La Guia Util printed directories and the QDQ.com sites were drastically overhauled in 2004 using the experience of the PagesJaunes Group. In addition, a new employment contract for the field sales force was introduced in 2003: it was extended in 2004 to all the sales force.

Competitive Market for QDQ Media

The Spanish directory market had total revenue of 431.0 million euros in 2002, including operator services and alphabetical directories, segments in which QDQ Media was not present. This market saw an average annual increase of 7% between 1999 and 2002. (Source: AMR International, The European Telephone Directory Market Report 2003, Autumn 2003).

The directory market in Spain is dominated by TPI, a subsidiary of the historical operator Telefónica. It also includes local companies, particularly Guia Color (Castille-León), Tu District (province of Malaga) and Guiaraba (Alava).

4.2.2.1.2 PagesJaunes Liban

The PagesJaunes Liban company was created in January 1997 to publish the official directories in Lebanon, based on a contract with the Ministry of Telecommunications in Lebanon in effect until 31 December 2006. Under the terms of this contract, PagesJaunes Liban markets, publishes and distributes an alphabetical directory (Les Pages Blanches) using a database provided free of charge by the Ministry of Telecommunications, and a business directory (Les Pages Jaunes), which uses a database which is constantly updated by PagesJaunes Liban. The Ministry is responsible for part of the cost of publishing and distribution, and PagesJaunes Liban keeps most of the advertising revenue. PagesJaunes Liban is also the publisher of the on-line directory pagesjaunes.com.lb/yellowpages.com.lb, launched in 1999, which gives access to all the information in the Pages Jaunes and Pages Blanches directories, as well as the Pages Jaunes Tourisme, published for the first time in 2004. PagesJaunes Liban is the owner in Lebanon of the trademarks Pages Jaunes and Pages Blanches in three languages (French, English and Arabic). PagesJaunes Liban takes most of its income from advertising products. The company is not consolidated in the Group's accounts because of its low revenue (about 0.9 million euros).

PagesJaunes Liban is the only company publishing general public directories present in Lebanon. The company is in competition with all the local advertising media as well as local and international Internet companies. The market for general public directories is small and is changed in a generally difficult economic environment.

4.2.2.1.3 Editus Luxembourg

Since its creation in 1995, Editus Luxembourg has been the publisher of the official P&T Luxembourg directories. The Company is 49%-owned by Eurodirectory and 51% by P&T Luxembourg. PagesJaunes Group owns 100% of the share capital of Eurodirectory, a holding company, since it bought the 50% previously owned by Seat Pagine Gialle in October 2004. In 2004, Eurodirectory was consolidated by the equity method into the Group's accounts: it will be consolidated by proportional integration starting on 1 January 2005. Based on a shareholders' agreement between Eurodirectory and P&T Luxembourg signed on 6 July 1995, neither party is allowed to create, part own, favour or grant a license to a company directly or indirectly competing with Editus Luxembourg. Eurodirectory and P&T Luxembourg appoint the same number of Directors, and the Chairman of the Board is someone appointed by P&T Luxembourg.

Editus Luxembourg offers users printed and on-line directories. The details of individuals and businesses listed in these directories basically come from P&T Luxembourg's databases. Editus Luxembourg's income is from sale of advertising in these printed and on-line directories to about 14,100 advertisers. Editus Luxembourg had revenue of 16.9 million euros in 2004. Editus Luxembourg's main costs are publishing costs (buying paper, printing and distributing the directories) and commercial costs.

Printed Directories

Editus Luxembourg publishes l'Annuaire Professionnel, a directory by categories, comparable to the PagesJaunes directory in France, and l'Annuaire Téléphonique, which is alphabetical. Each directory is produced in a single edition for the whole country and is distributed to private homes and companies in Luxembourg. The company also publishes l'Annuaire BtoB Luxembourg & Grande Région which covers the Saar, the Palatinate, Lorraine, Belgian Luxembourg and the Grand-Duchy.

On-Line Services

Editus Luxembourg's directories are also accessible on the luxweb.com site which, in addition to the directories, also offers portal services.

Competitive Market for Editus Luxembourg

Editus Luxembourg is the only publisher of general public directories present in Luxembourg. The company is in competition with all the local advertising media as well as local and international companies on the Internet. The general public directory market has experienced steady growth over the last few years.

4.2.2.2 Developing the Kompass Directories in Europe

The Kompass concept is a world business database system using a detailed classification system with 52,000 categories, owned by the company Kompass International, and constantly updated with value-added data. Kompass information includes details about 1.8 million companies as well as information about their management, important figures, brands, products and services. Kompass is well known in Europe and particularly in France.

Kompass International, a subsidiary of Coface, owns the Kompass trademark and licenses it in 70 countries (source: kompass.com). Through its subsidiaries, the Group has the Kompass license for France, Spain, Belgium and Luxembourg. In each of these four countries, PagesJaunes Group subsidiaries have exclusive rights to use the Kompass name and trademark, publishing and marketing advertising space in Kompass directories, as well as selling these directories. Kompass International publishes the website kompass.com, which offers fee-paying access to Kompass's worldwide database, fed mostly by its licensees.

Kompass France

Kompass France, which had been owned since 1988 through Eurodirectory, became a directly-owned 100% subsidiary of the PagesJaunes Group in 1999 and operates the Kompass trademark in France and Spain through a branch office. Kompass France has two fields of business: advertising for businesses on the one hand, which involves selling advertising space in Kompass platforms (printed directories, CD-Roms and Internet with kompass.com), and also information, which involves selling the outlets themselves and direct marketing. The database on French companies created by Kompass France contains 160,000 companies. Kompass France had revenue of 24.7 million euros in France and Spain in 2004. The advertising business represented 68% of these revenue in 2004, excluding exchanges and postage, with about 8,500 customers and a field sales force of 88 people (in France and Spain). The information business represented the balance with over 5,600 customers and a sales force of 28.

Kompass Belgium

Created in 1967, Kompass Belgium has the Kompass license for Belgium (since 1967) and Luxembourg (since 2000). Kompass Belgium was sold to PagesJaunes by Wanadoo International in April 204 (see section 4.1 "General Presentation of the Company and the Group – History and Changes in Group Structure"). Because of its size, Kompass Belgium is not consolidated in the Group accounts for the 2004 fiscal year. Kompass Belgium's database includes 76,900 companies, about 27,600 of which are classified according to Kompass's categories. This data is used in the form of printed directories, CD-Roms and are also accessible on the Internet at the kompass.com website. Kompass Belgium also publishes the Safety-Security-Hygiene-Environment directory as well as Diamonds, the reference directory for the Antwerp diamond business. Kompass Belgium had revenue of 3.9 million euros in Belgium and Luxembourg in 2004.

Competitive Markets for Kompass France and Kompass Belgium

In the information market, Kompass France and Kompass Belgium are in competition with economic and financial information specialists (such as Coface, Fininfo, ORT, Euridile, Dun & Bradstreet and Experian with Infrogreffe) and direct marketing companies who have a range of business to business addresses. In addition, the fact that users also have the option of finding the information free on the Internet also constitutes a form of competition.

In business advertising markets, Kompass France and Kompass Belgium are in competition with other business directory publishers (including Europages, PagesPro for Kompass France, InterRégion for Kompass Belgium's business in Luxembourg), but also with some websites (search engines, portals) which offer advertising products aimed at companies.

4.2.2.3 Businesses Which Complement Directory Publishing

4.2.2.3.1 Wanadoo Data

Created in 1999, Wanadoo Data specialises in database marketing. Wanadoo Data sells particular files to individuals and companies for multi-outlet marketing campaigns (mail, telephone, e-mails, text messaging). Wanadoo Data also offers engineering services involving marketing database processing (standardisation for mailing, removal of duplicates, removal of expired address and adding new addresses, enhancement, statistical analysis, localised marketing and hosting).

In the various markets where it operates, Wanadoo Data faces the following main competitors:

> marketing database marketing (postal address, telephone number, e-mail, text messaging): Mediaprisme, Axciom (Claritas/Consodata), La Poste, Insee, Wegener, Ibase and Buongiorno;

> engineering market involving marketing database processing: Wegener, Bertelsmann (Arvato Services), Axciom (Claritas/Consodata), La Poste, Presse Informatique, DPV, Sogec Datamark Services and Uniservices Informatique.

Wanadoo Data has about 1,400 customers, the main ones belonging to the telecommunications, banking and insurance, press and publishing, and automobile sectors. Wanadoo Data's 2004 revenue came to 11.5 million euros. Wanadoo Data's income comes from billing for the databases sold and engineering services provided. Wanadoo Data's costs come mostly from buying data and production costs, which are basically staffing costs.

4.2.2.3.2 Mappy (formerly Wanadoo Maps)

Created in 1995, Mappy is now an important player in the on-line mapping services market. Mappy was bought by the PagesJaunes Group from Wanadoo France in April 2004 (see section 4.1 "General Presentation of the Company and the Group – History and Changes in Group Structure"). The company, which was previously called Wanadoo Maps, changed its company name in June 2004.

Mappy's business is based on two product lines: on-line mapping services and photographs of towns, which are natural complements to the on-line directories and contribute to developing their audience.

Mappy acquires raw map data from third parties and integrates it into its own technological platform, which enables it to create services such as map display, drawing itineraries and nearby searches. These services are marketed as "turnkey" or as part of specific projects: they enhance the pagesjaunes.fr and QDQ.com directories but also lead website users to the closest shop, let them follow fleets of vehicles on the screen or add to on-board navigation systems. Mappy also makes these services available to the general public with mappy.com, accessible on the fixed and mobile Internet as well as on Minitel. In total, about 130 million map displays, itineraries or nearby searches were generated in September 2004 on the Mappy platform (source: Mappy). Mappy also creates photographic databases of whole towns, which can display the front of the building where most addresses are located, and, connected to Mappy's on-line mapping services, makes it possible to take a virtual walk in the towns covered by the service. Mappy's photographic databases include 21 towns (17 in France and four in Spain), with 5.1 million photographs, over one million addresses and over 15,000 kilometres of roads covered. The photographs are taken on public streets by Mappy or by third-party companies from whom Mappy buys these photographs. These photographic databases enhance pagesjaunes.fr and

QDQ.com and are also marketed to companies and local authorities. In total, over 18 million photographs had been displayed in September 2004 (source: Mappy).
Mappy's revenue came to 5.5 million euros in 2004, including 2.5 million euros within the Group. Mappy's income is mostly from fees charges for using its platform of mapping services, selling rights to distribute the photographs and updating them. Mappy's costs are mostly costs for buying raw map information and the cost of producing, buying and indexing the photographs. Mappy has some major competitors in the on-line mapping services market, which includes viamichelin.com, maporama.com, webraksa.com and 1bis.com. The following table shows changes in the rate of coverage of the two biggest sites in terms of mapping services, mappy.com and viamichelin.com:

In %	December 2003	March 2004	September 2004	December 2004
mappy.com	17.4	19.8	20.1	20.3
viamichelin.com	8.3	10.1	12.7	12.9

Source: Nielsen Home and Work.

In terms of rates of coverage in France, mappy.com is the leader with a reach level of 20.3%. Of all sites taken together, mappy.com is in the 20 most consulted sites in France. (Source: Nielson Home and Work).

4.3 COMPETITIVE ADVANTAGES

The Group believes it has competitive advantages today which give it a strong position in its domestic market, which should allow it to continue its growth and improve profitability of its businesses outside France.

> **A portfolio of well-known brands.** The Group owns brands which are very well-known in their respective markets, including PagesJaunes, Les Pages Blanches, QuiDonc, Mappy and QDQ, La Guia Util. The Group believes that having a well-known brand name is essential in the information search market (see section 4.2.1.1 "General Presentation on PagesJaunes Business in France – A Well-Known Brand").

> **A large audience for all formats, directly useful for advertisers.** In France, printed or on-line directories are among the media most consulted by French users ages 15 and above looking for businesses when taking the decision to buy.

> **A significant advance in the development of on-line services.** In December 2004, the domestic coverage rate for the PagesJaunes Internet directories was 31.5% compared to 20.8% for Seat Pagine Gialle and 6.6% for Yell (source: Nielson Home and Work, December 2004). In addition, PagesJaunes on-line directories benefited from the experience acquired with PagesJaunes 3611. In addition, the advertising revenue generated from pagesjaunes.fr is one of the highest in the directory publishing sector in Europe and in the Internet advertising market in France.

> **A high capacity for innovation for simple and useful services.**
- The Group has been able to make innovations to make its services accessible to the largest number of people, whatever the technology used – printed directories, Minitel, Internet, mobile telephones, interactive television – and whatever the user's location – at home, at work or on the move.
- In addition, the Group has been able to take advantage of technological advances to provide complementary services and promote an audience for its on-line services. So, the mapping services and on-line availability of town photographs on the pagesjaunes.fr and QDQ.com websites have been able to contribute to developing the audience for these sites and have promoted the development of the advertising services.
- Finally, its association with France Télécom has allowed the Group to benefit from the technological power and capacities for research and development of one of the leading telecommunications groups in the world.

> **Outstanding business organisation.** Territorial coverage by an effective sales force enables us to optimise customer relations and the associated commercial costs. The sales staff receives regular training in our services and new technologies enabling them to market both printed products and on-line services. In addition, their means of compensation is a particular incentive for developing and retaining our customer base.

> **Many loyal customers who recognise the value provided by the Group's services.** The Group has a very high level of loyalty rate in France from its advertisers who find that PagesJaunes services bring them a major part of their business.

> **A range of attractive advertising products.** The Group offers its advertisers a wide variety of advertising products in many formats (printed directories, Minitel, Internet, mobile telephones, interactive television). This range of products and formats allows advertisers to reach the highest possible number of users and respond to changes in usage.

4.4 STRATEGY

The Group's strategy is based on three major goals:
> developing an audience for its services;
> increasing revenue by increasing the number of customers, the average revenue per advertiser and by developing fee-paying services for the end user, and;
> continuing to improve profitability.

This strategy as a whole is based on the assets of our staff and their ability to expand their skills to include the new technologies and services.

4.4.1 Developing the Audience

The Group believes that developing its audience depends in large measure on a continuing improvement in the distribution of the printed directories, developing new services aimed specifically at users on the move and widening the platforms for distributing the Group's services, particularly through partnerships, to make these services accessible to a larger number of people. In addition, bearing in mind the growing range of information sources which consumers can use, the Group believes that advertising intended to increase name-recognition of its services will remain a priority.
The Group intends to continue developing its fee-paying services for end users, responding to the special logistics of searching for information when on the move. Enhancing the content accessible to these users and developing location

pinpointing services should be key differentiation elements which the Group aims to implement.

4.4.2 Continuing Revenue Growth

The Group aims to continue to increase its revenue by a growth in the average revenue per advertiser and extending its advertising customer base, by concentrating on the following actions:

> developing innovative advertising products, particularly multimedia products (such as audio spots, video clips or advertisers' websites), the display products available in the printed directories and on-line services as well as promotion coupons;

> increasing marketing efficiency, particularly by training and encouraging our sales staff, sharing good marketing practices and optimal distribution of advertisers over the various sales channels. The Group believes that this should lead to an increase in the spending which advertisers allocate to printed directories, simultaneously developing their investment in on-line services, and retaining the existing base of advertisers. In addition, these measures should increase penetration in regions where current penetration is below average;

> developing the number of advertising customers, on the one hand, in businesses open to advertising (particularly the liberal professions like lawyers, doctors, etc.) and on the other hand, in businesses which have a history of not being sought out as customers by the Group (particularly the fashion and non-food retail businesses in town centres). This should be based partly on an increase of between 20 to 25% in the sales force in France (between the end of 2003 and the end of 2006), essentially dedicated to finding new customers.

In addition, the Group aims to develop its fee-paying services for the end user. As well as services associated with on the move services on the mobile Internet, the Group will launch a value-added operator information service in the last quarter of 2005 as other European directory publishers have done. These services should enable the Group to increase its revenue and also contribute to developing its audience.

4.4.3 Continuing Improvement in the Group's Operations Management

Revenue growth should contribute, as in the past, to increase the Group's profitability. In fact, publishing costs (buying paper, printing and distributing the directories) constitute a major part of the Group's costs and are not significantly affected by changes in revenue. In addition, compensation costs for sales channels, which are essentially variable, are associated with generating revenue. As well as improved profitability associated with growth, the Group aims to continue a policy of strict cost management by continuously improving the efficiency of its operating processes and optimising the contractual conditions negotiated with its key suppliers.

4.5 RELATIONS WITH THE FRANCE TÉLÉCOM GROUP

The Company belongs to the France Télécom group and therefore benefits from synergies with France Télécom. The Group's policy has always been to sign contracts for all its relations with France Télécom and its subsidiaries at market conditions. This section describes the main contracts between Group companies and companies in the France Télécom group.

4.5.1 Agreement for Making Directory Data Available for Publication of Directories

This agreement was signed on 26 June 2000 for a period of four years, automatically renewable for one-year periods. This agreement was terminated early by amicable agreement and was replaced by an agreement signed on 11 March 2004, retroactive to 12 September 2003. This agreement is in force until 31 December 2004 and is then automatically renewable twice for one-year periods. Under the terms of this agreement, PagesJaunes received the non-exclusive and non-transferable right to use France Télécom's landline telephone subscriber database, which is updated every day as part of an obligation to provide means, for the sole purpose of information services and publishing directories, in any form, and using an amount calculated based on the rate of usage of this database (amount fixed by usage). The fees are payable according to the following terms: 50% when ordering and the balance six months after the start of the year. At the end of each year, a comparison is made between the provisional usage statement and the actual usage measured during the period. If the comparison shows that the data usage by PagesJaunes was higher than forecast, France Télécom creates a revised invoice. In the opposite case, France Télécom enters a credit which is offset against the next invoice issued to the Company. This agreement falls under the obligation incumbent on all operators (including France Télécom) to provide the list of all its subscribers to anyone who wishes to publish a directory or provide an information service, under non-discriminatory conditions and at a price reflecting the costs of the service rendered.

Under the terms of this agreement, PagesJaunes agrees to immediately inform France Télécom of any change, of any kind, affecting the structure and/or the control of its share capital, ownership or management of its Company and, but not limited to, any change in its legal form, share capital, any changes in partners or shareholders. France Télécom then has the right to terminate the contract. In a letter dated 26 May 2004, PagesJaunes informed France Télécom that its planned IPO of PagesJaunes would result in changes to the structure of the share capital and would constitute a change in the shareholders. In a letter dated 28 May 2004, France Télécom informed PagesJaunes that it did not intend to exercise its right to terminate set out in the agreement for the fraction of PagesJaunes' share capital placed on the market under terms of the PagesJaunes IPO, nor would it exercise its right to terminate if, as part of this IPO, an offering was made to employees of the France Télécom group by a capital increase. If there is any change in the control of PagesJaunes, France Télécom will do its best to allow PagesJaunes to continue to use France Télécom's landline subscriber database at market terms.

4.5.2 Advertising Representation Agreement

Under the terms of this advertising representation agreement, France Télécom has given PagesJaunes sole responsibility for finding new customers and gathering the advertising to be

placed in l'Annuaire and on the alphabetical PagesJaunes 3611 service, as well as the technical design, production and page layout of this advertising. This agreement, signed on 30 June 1967, was amended several times and replaced by an agreement dated 15 November 2002 in effect until 31 December 2009, and automatically renewable for additional five-year periods. In application of this agreement, PagesJaunes is responsible for billing and collecting from the advertisers the cost of the advertisements they take out and is therefore their del credere agent (PagesJaunes is responsible for the payment for all advertisements published regardless of any insolvency on the part of the customers). France Télécom sets the prices for the advertisements applicable to each edition after consultation with PagesJaunes. PagesJaunes is paid for this representation by a commission calculated based on the amount, excluding taxes, for the advertising space billed for each accounting period as follows:
> 45% up to 65 million euros;
> 55% to 65% up to 100 million euros, and;
> 65% above 100 million euros.
In addition, when any usage of the PagesJaunes 3611 for alphabetical search is fee-paying for the user, an additional 10% commission is allocated to PagesJaunes on the amount, excluding tax, charged for the advertising space billed for PagesJaunes 3611 alphabetical search.
Finally, a tracking committee made up of two representatives from France Télécom and two representatives from PagesJaunes has been created. The task of this committee is to examine all questions relating to the application of the agreement. The committee makes any suggestions and proposes any solutions it deems appropriate.

4.5.3 Agreement on Manufacturing and Distributing l'Annuaire and PagesJaunes 3611 Alphabetical Search

Under an agreement dated 26 June 2000, France Télécom has made the Company responsible for carrying out on its behalf all the tasks required for the manufacture, distribution and promotion of l'Annuaire and PagesJaunes 3611 alphabetical search. France Télécom, as the publisher of l'Annuaire, sets the parameters for the database list of telephone subscribers to be inserted, the type of information regarding each subscriber's entry and the parameters for the distribution list. France Télécom approves the suggestions made by PagesJaunes in relation to the design of l'Annuaire, the publication schedule for the paper l'Annuaire and the availability of the electronic l'Annuaire, promotion campaigns for l'Annuaire, the advertising products to be inserted in l'Annuaire and their prices, and also decides on any changes in l'Annuaire. France Télécom provides to PagesJaunes all items relating to the content of l'Annuaire which concern France Télécom. This agreement is in effect until 31 December 2004 and is then automatically renewable for the same period as the first one, unless either of the parties has notified the other of its desire not to renew in a registered letter with return receipt, sent at least twelve months before the expiration of the current term. If France Télécom, on its own initiative or based on the text of a law or regulation or a decision (administrative or judiciary), has to change the features of l'Annuaire or the conditions for its manufacture or distribution, the parties have agreed to meet to assess the possibilities of continuing the contract bearing in mind these changes to be made to it. If continuing this contract is not possible for any reason whatever, it will be terminated as of right and neither of the parties may claim any compensation from the other.
Under the terms of this agreement, PagesJaunes charges all the costs of internal and external means needed to produce l'Annuaire and PagesJaunes 3611 alphabetical search to the publishing fees owed to France Télécom. Law No. 2003-1365 of 31 December 2003 provides for a call for applications to appoint the operator responsible for the general information service and the general directory. The procedures for this call for applications were set out in an opinion issued by the Ministry of the Economy, Finance and Industry published in the *Journal Officiel* on 25 November 2004 *("Opinion on a call for applications to appoint an operator in charge of providing the general electronic communications service component set out in point 2 of article L. 35-1 of the Postal and Electronic Communications French Code").*
The France Télécom group made an application and stated that responsibility for providing the general printed directory would be given to PagesJaunes. In a decree of 3 March 2005 by the Ministry of the Economy, Finance and Industry, France Télécom was appointed the operator in charge of the general information service and the general directory for a two-year period. France Télécom and the Company, on the date of this document, are currently examining the consequences of this appointment, with the reminder that in the agreement dated 26 May 2004, France Télécom and PagesJaunes agreed that:
> if at the end of this call for applications France Télécom is appointed the supplier for the general directory and advertising representation agreement and the agreement on manufacturing and distributing l'Annuaire and PagesJaunes 3611 alphabetical search will be continued, subject to any amendments which the parties may make to them by joint agreement as well as changes to their expiration dates to bring them into line with the expiration date of the provision of the general directory by France Télécom if this date is earlier than the expiration date of those agreements;
> if at the end of this call for application, PagesJaunes receives the appointment to provide the general directory, or if neither PagesJaunes nor France Télécom nor any other company in the France Télécom group receives the appointment to do so:
- France Télécom will sell PagesJaunes the "l'Annuaire" trademark for 7.2 million euros as part of an agreement to be signed by the parties (the price of 7.2 million euros was set using the actualisation method for the additional cash flow to be generated for PagesJaunes by the acquisition of this trademark), with the stipulation that if the general directory appointment occurs after 30 June 2005, France Télécom and PagesJaunes have agreed to negotiate in good faith the terms and conditions to sell the "l'Annuaire" trademark, especially the price, and;
- (i) France Télécom and PagesJaunes will terminate immediately and with no compensation payable for any

reason the advertising representation agreement and the agreement for manufacturing and distributing l'Annuaire and PagesJaunes 3611 alphabetical search, (*ii*) France Télécom agrees until 31 December 2009 not to compete with PagesJaunes in its business of publishing an alphabetical printed directory in France and (iii) as far as the usage, distribution, availability and promotion of PagesJaunes 3611 alphabetical search is concerned, of which France Télécom will remain the owner because it cannot legally sell it, these activities will continue under the terms of a new contract to be negotiated in good faith by France Télécom and PagesJaunes: the terms of this contract must be in large measure the same as those in the advertising representation agreement and the manufacturing and distribution agreement for these activities.

4.5.4 Agreement for Making the Directory Data of France Télécom Available for Direct Marketing or Marketing Research

This contract was signed by France Télécom and Wanadoo Data on 11 March 2004, retroactive to 12 September 2003, and ends on 11 September 2004. It is then automatically renewable for additional one-year periods. Under the terms of this contract, Wanadoo Data has the right to use France Télécom's directory data, a weekly update and a redistribution credit of 10 million addresses, for an annual amount, excluding tax, of 200,000 euros. This contract stipulates that Wanadoo Data must inform France Télécom immediately of any change, of any kind, affecting the structure and/or control of its share capital, ownership or management of its company, including but not limited to any change in its form, share capital, any change in partners or shareholders. France Télécom then has the right to terminate the contract.

4.5.5 Cash Management Agreements

Since 1999, based on agreements renegotiated each year, the Group invests almost all the Consolidated Group's liquid assets in France Télécom. In a contract dated 12 December 2003, the Company invested 480 million euros with France Télécom. This investment, which expired on 12 March 2004, was automatically renewed for additional three-month periods until 12 December 2004. This cash flow agreement was renewed for the period between 12 December 2004 and 12 December 2005. The 480 million euros will now be paid back at a variable interest rate of EURIBOR 3 months plus a margin of 0.10%. The bonus paid by France Télécom to the Company is equal to the difference between 2.80% and the interest rate which will have been applied during each three-month period: this bonus will be applicable for each three-month period only on the part of the debt which is still on loan between 12 December 2004 and 12 December 2005. The Company is also associated with France Télécom by a cash flow agreement as part of the cash flow management of the France Télécom group, and this agreement is the same as the standard one between France Télécom and its subsidiaries. As the creditor, the Company's current account under this agreement is paid back at the EONIA (formerly TMP) rate plus a margin of 0.05%: this agreement also provides a possibility for the Company to borrow money from France Télécom. Just like the way a current account works, the amounts invested (or, respectively, all amounts borrowed), may be withdrawn (or paid back) at any time.

4.5.6 Leases and Subleasing Agreements

The great majority of the Company's premises are sub-let by the France Télécom Group by leases or subleasing agreements. These contracts are worded in application of the principle of euro for euro rebilling to each of the occupants for the rent and associated charges, based on their share of the space occupied.

4.5.7 Profit Sharing and Company Savings Plans

The Group benefits from the current profit-sharing agreement in effect at the France Télécom group (see section 6.3.1 "Profit Sharing and Company Savings Plan Agreements").

4.5.8 Assistance Agreements

In an agreement signed on 26 May 2004 for a period of one year starting on 1 January 2004, automatically renewable, France Télécom agreed to provide assistance and advice to PagesJaunes Group particularly in the legal, accounting and strategy areas and to provide its expertise on the selection of methods of financing and financial management decisions. The services rendered by France Télécom under this agreement are billed at 0.49% of Group external revenue, excluding tax, for French companies and at 0.22% of Group external revenue, excluding tax, for subsidiaries in other countries. France Télécom's policy is to review these revenue percentages each year based on the type and volume of services provided and to change them if they no longer reflect the costs incurred, with the stipulation that, in accordance with application regulations, if these percentages no longer reflect market conditions, the agreement will be subject to advance permission from the Board of Directors or the Supervisory Committee of the Company, pursuant to the provisions of article L. 255-38 or article L. 255-86 of the French Commercial Code. In addition, in an agreement signed on 26 May 2004 for a period of one year (1 July to 31 December 2004 for the first year), automatically renewable, France Télécom gave PagesJaunes Group a non-exclusive licence for the France Télécom brand names in exchange for an annual fee of 0.06% of the external revenue, excluding tax, of the Group companies receiving the licence.

In addition, in an agreement signed on 26 May 2004, for a period of one year, automatically renewable, France Télécom agreed to provide assistance to PagesJaunes Group in its financial reporting and its contacts with financial intermediaries, trading companies and market authorities. The services rendered by France Télécom under this agreement are billed at their actual cost plus a margin.

Finally, in an agreement signed on 1 January 2002, PagesJaunes Group agreed to provide Wanadoo International (and now Atlas Services Belgium, its successor) with advice and assistance particularly in administrative and financial matters relating to managing Wanadoo International's international directory subsidiaries in exchange for a fee based on actual costs plus a margin. As this *Document de référence* goes to

press, this agreement involves the Télécontact (Morocco) and Jordan Yellow Pages companies.
This agreement was signed for an initial period of two years and is automatically renewable for additional one-year periods.

4.5.9 Non-Competition Agreement

In an agreement dated 26 May 2004, France Télécom agreed not to compete with PagesJaunes until 31 December 2008 in France and Spain in its business as a publisher of printed business directories (mainly the PagesJaunes and QDQ, La Guia Util directories). For its business publishing alphabetical directories, France Télécom agreed not to compete with PagesJaunes until 31 December 2009 only in France and only if PagesJaunes is assigned as the supplier of the general directory, or if neither PagesJaunes nor France Télécom nor any other company in the France Télécom group is assigned (see section 4.5.3 "Agreement on Manufacturing and Distributing l'Annuaire and PagesJaunes 3611 Alphabetical Search").
There are no other non-competition agreements by France Télécom with the Company for its directory businesses.

4.5.10 France Télécom Group Holding in the Company's Share Capital

The France Télécom group intends to retain control of the Company.

4.6 GROUP'S RELIANCE ON CERTAIN FACTORS

4.6.1 Dependence on Patents and Licences

The Group owns many trademarks and domain names relating to a wide range of products and services in France and in other countries, particularly the "PagesJaunes", "Les Pages Blanches", "QDQ", "La Guia Util", "QuiDonc" and "Mappy" marks.
Therefore the Group owns all the marks used in its business, except for the "l'Annuaire" mark which is held by France Télécom, the "Kompass" mark held by Kompass International and the "France Télécom" mark held by France Télécom. The "PagesJaunes" mark has been subject to appeals to have it cancelled for various reasons, particularly based on the lack of distinctiveness. The Paris Court of Grand Instance confirmed the validity of the trademark "PagesJaunes" on 14 May 2003, and the case is currently pending before the Paris Court of Appeal. An unfavourable outcome of this lawsuit could have a significant negative effect on the Group's financial position, results and goals (for more on the lawsuit involving the "PagesJaunes" trademark, see section 4.9.4 "Legal Risks – Lawsuits and Arbitration"). The "l'Annuaire" trademark is owned by France Télécom and is used by PagesJaunes only for the proper execution of the tasks given to PagesJaunes by France Télécom under the terms of the agreement on l'Annuaire signed by the companies on 26 June 2000 (see section 4.5.3 "Agreement on Manufacturing and Distributing l'Annuaire and PagesJaunes 3611 Alphabetical Search").
The "Kompass" trademark which is owned by Kompass International is covered by separate licensing agreements signed with Kompass France for the French and Spanish markets and Kompass Belgium for the Belgian and Luxembourg Markets.
Under the terms of these licensing agreements, the licensor, Kompass International, requires exclusive use of its nomenclature "Kompass nomenclature" and in exchange allows the use of the international "Kompass" trademark. These contracts stipulate therefore that the licensees have an exclusive right to use the Kompass trademarks in each country involved. In addition, the licensees have co-ownership of the Kompass system with Kompass International, and the latter agrees not to give a licence to anyone else during the term of the licensing agreement.
For France, Kompass International signed a licensing agreement with Kompass France on 21 September 1983. For Spain, in a contract dated 21 October 1998, Kompass France took over the licence which was previously given to Ibericom by Kompass International. In addition, on 26 April 1984, Kompass International signed a licensing agreement with Kompass Belgium for Belgium. Finally, in a trademark licensing agreement dated 4 February 2000, Kompass Belgium took over the license given to Editus Luxembourg by Kompass International for Luxembourg.
For all these countries, the licensing agreements have been signed for an indeterminate period except for France where the licence is for 99 years.
Separate agreements have also been signed in regard to the provision of Internet services. Under the terms of these agreements, Kompass International has the exclusive right to operate the Kompass on-line service from a central point in co-operation with its licensees.
In addition, the Group has registered a large number of domain names, particularly pagesjaunes.fr, pagesblanches.fr, pagespro.com, kompass.fr, quidonc.fr, mappy.com and QDQ.com. The Group has also filed applications to register many domain names for each of its sites in the countries where it operates or may operate in future.

4.6.2 Dependence on Supply Contracts and Industrial Contracts

4.6.2.1 Paper Purchases

As part of a centralised purchasing programme and based on PagesJaunes' experience, France Télécom has signed framework agreements with a certain number of major paper suppliers including UPM Kymmene France, Holmen Paper AB, Kruger, Norske Skog Canada, Katahdin Paper Company and M Real France. The terms and conditions of these framework agreements apply to all companies where France Télécom owns over 20% of the share capital, particularly including PagesJaunes and QDQ Media. Under the terms of these framework agreements, each company sends its orders directly to the suppliers and is solely responsible for the resulting obligations. Contracts for supplying paper include commitments to purchase particular amounts. They are in effect until 31 December 2004, except for the contracts signed with Kruger and Katahdin Paper Company which are in effect until 31 December 2005, and do not include any automatic renewal clauses. If PagesJaunes would like to make substantial changes to their terms, the supplier must inform France Télécom, who, if it finds it necessary, will open negotiations for this purpose with the supplier and PagesJaunes. For the risks involving the contractual relations with France Télécom, see section 4.9.3 "Risks Relating to Group Relations With the France Télécom Group".

PagesJaunes does not consider itself dependent on any of these suppliers.

4.6.2.2 Printing

PagesJaunes has signed four major contracts with the following printers in order of size and in terms of cost to the Company for 2003: Imprimerie nationale (France), EINSA (Spain), RR Donnelley UK Directory (United Kingdom) and Elanders Tryckeri AB (Sweden). These contracts were all signed to print the 2003, 2004 and 2005 directories, except for the contract signed with Imprimerie nationale which only covers the 2003 and 2004 editions. The prices negotiated with the printers are fixed for the term of these contracts but the order amounts set out in the contracts are only provisional. PagesJaunes remains the owner of the paper provided and the printer assumes the risks of depositary in terms of the paper delivered to it for the purpose of providing its services. Under the terms of the contract signed between PagesJaunes and EINSA, QDQ Media signed an agreement with EINSA on 26 September 2003 to print directories starting in September 2003. This agreement expires on 31 December 2005 and also covers the 2004 and 2005 editions. It includes set prices for the term of the contract and order amounts which are only provisional.

PagesJaunes does not consider itself dependent on any of these printers.

4.6.2.3 Distribution

PagesJaunes has signed four major contracts for distributing the PagesJaunes and l'Annuaire directories. In order of size, these contracts were signed with the following companies: Adrexo, Spass Diffusion, Intra Muros Communications and Solys. All these contracts cover the distribution of PagesJaunes directories between 1 January 2004 and 31 December 2004, and include provisional order amounts. PagesJaunes does not consider itself dependent on any of these distributors.

4.6.2.4 Access to Directory Data

The Company has signed an agreement to make the directory data available for directory publishing purposes between PagesJaunes and France Télécom, described in section 4.5.1 "Agreement for Making Directory Data Available for Publication of Directories".

In addition, the Company has signed agreements with various operators (T. Systems, Tiscali, Kaptech, Louis Dreyfus Communication, 9 Télécom Entreprises, MFS Communication, Estel, UPC Phone Systems & Network, Afone) allowing it to access their subscriber databases. These agreements are usually signed for a period of one year automatically renewable for additional one-year periods. Based on these contracts, the overall cost for the Group in relation to accessing operators' databases came to 2.5 million euros in 2004.

4.7 HUMAN RESOURCES

The concept of Consolidated Group employees used in this Section covers all employees in the Consolidated Group companies except for those in Editus Luxembourg, a consolidated company using the equity method.

4.7.1 Employees

On 31 December 2004, the Consolidated Group had 4,762 employees (including those sales staff with the status of sales representative-travelling salesman (French acronym *"VRP"*) compared to 4,689 on 31 December 2003 and 4,787 on 31 December 2002. The following table shows changes in the geographical distribution of employees in the Consolidated Group since 2001:

	2004		2003*		2002*		2001*	
France	3,973	83%	3,827	82%	3,763	79%	3,697	80%
of which Île-de-France	1,839		1,811		1,827		1,901	
outside Île-de-France	2,134		2,016		1,936		1,796	
Spain	789	17%	862	18%	1,024	21%	909	20%
Total Consolidated Group	**4,762**	**100%**	**4,689**	**100%**	**4,787**	**100%**	**4,606**	**100%**

* Registered employees as of 31 December of that year.

In addition, PagesJaunes Outre-Mer, PagesJaunes Liban and Kompass Belgium (non-consolidated subsidiaries) employed 16, 41 and 38 workers respectively on 31 December 2004.

The number of employees of the Consolidated Group has not changed a great deal over the last three years: it had 4,606 employees on 31 December 2001, 4,787 employees on 31 December 2002, 4,689 employees on 31 December 2003 and 4,762 employees on 31 December 2004. The drop in employees in 2003 is mostly due to QDQ Media.

On 31 December 2004, the average age of employees in the Consolidated Group was about 38 and a half, and the number of female employees was about 50%.

The number of employees in the Consolidated Group on 31 December 2004 can be broken down as follows:


Support
10,5%
Technical/Information technology
9,7%
Production
8,9%
Sales and Customer service
70,9%

The Group is characterised by a large number of sales staff compared to the total number of employees (about 2,200 field sales staff and telephone sales staff). In France at PagesJaunes and Kompass France, the field sales staff (about 1,110 people) has the status of *VRP* and is basically paid based on commissions for sales and how they increase.

On 31 December 2004, 4,491 people, which is about 94% of the Consolidated Group's employees, were employees under private law (42 of whom had fixed-term contracts) and 271 people, which is about 6% of the employees, were employees on detachment or made available to the Group by France Télécom (see section 4.7.4 "Employees on Detachment or Temporary Transfer Within the Group").

Only PagesJaunes is subject to the obligation to produce an employment statement. This is presented each year for an opinion by the Company Committee and is sent to the Employment Inspection Office. A summary of the employment statement is sent to all employees at PagesJaunes.

The employee turnover rate at PagesJaunes was 12.1% in 2004 compared to 10.1% in 2003, 13.3% in 2002 and 13.9% in 2001 (the employee turnover rate is the number of people with an open-ended employment contract who left the Company during the fiscal year compared to the annual average number of people who have an open-ended employment contract).

Most Group employees have a portion of their compensation related to their individual performance. For the sales force, this can be up to 100% of their annual compensation. For executives, this portion can be up to 15% of their annual compensation, and up to 30% for senior management.

In addition, employees of PagesJaunes and its subsidiaries in France benefit from profit-sharing agreements in place for the France Télécom group and employee shareholding agreements in some companies (see section 6.3.1 "Profit Sharing and Company Savings Plan Agreements").

4.7.2 Highlights of 2004

In France, PagesJaunes decided to accelerate the deployment of additional human resources intended to develop the potential for growth in attracting customers. Since 2004, a team of 36 sales staff has been deployed to work on prospects in Lille, Toulouse, Lyon and Île-de-France. In addition, a new Televente agency was set up in October in Marseille (40 employees).

Also, PagesJaunes has continued to optimise its resources and the Company organisation, particularly by grouping together its administrative, technical and sales staff together at a single site (Eysines in Gironde), who were previously spread over three separate geographical sites.

It should also be noted that staffing and technical resources at Mappy have been strengthened to support its growth (13 additional employees, which is a 50% increase).

In Spain, the restructuring plan started at QDQ Media in the second half of 2003 continued with a staff reduction of 81 in 2004.

4.7.3 Employee Relations

The Company believes that employee relations are calm in most companies in the Gröup.

At PagesJaunes in France, consultation procedures with staff representatives associated with the IPO in the first half of the year and then the creation of the holding structure nevertheless created some tensions with our employees. However, the signature of an agreement with adjustments to the change in classifications in the Sector Collective Agreement with five unions (out of six) enabled us to end the year in a peaceful atmosphere.

4.7.4 Employees on Detachment or Temporary Transfer Within the Group

On 31 December 2004, the Group had 271 France Télécom employees whose status is governed by the law of 2 July 1990 in relation to the public service organisation of the post office and France Télécom, amended, particularly by the law of 31 December 2003. Of these 271 employees, 113 are on detachment and 158 are on temporary transfer to PagesJaunes by France Télécom. In fact, the law of 2 July 1990, as amended by the law of 31 December 2003, states that employees of France Télécom may be temporarily transferred, detached or seconded, to carry out duties within the Group companies and their subsidiaries. The definition of the concept of "subsidiary" as well as the procedures for transfer back to France Télécom, particularly in cases where the company involved in the detachment is no longer a France Télécom subsidiary, were set by decree No. 2004-981 dated 17 September 2004, relating to temporarily transferring France Télécom staff members, detaching or seconding them to carry out other duties in the company or in its subsidiaries. This law states that France Télécom subsidiaries means companies where France Télécom owns a majority of the share capital, either directly or indirectly, as well as companies where France Télécom owns at least 40% of the voting rights either directly or indirectly over two consecutive fiscal years as long as no other shareholder in that company owns a percentage of voting rights which is 40% or above.

Compensation for detached employees is paid directly by the Company and compensation for temporarily transferred employees is paid by France Télécom and is then rebilled to the Company. If the Company were no longer a subsidiary of France Télécom in the sense of this decree, and if, on that date, the Company is not considered to be fulfilling a task in the public interest, the 271 employees detached or temporarily transferred would then legally have to be transferred back to France Télécom according to procedures which would have to be defined. The Company cannot exclude the fact that such a massive transfer would have a negative effect on its business, its financial position, its results or the Group's goals. However, in this circumstance, any employees who wanted to could continue to work for the Company as employees on temporary transfer (for a maximum period of 10 years).

4.8 INVESTMENT POLICY

4.8.1 Research and Development

The Group is characterised by a strong culture of innovation which does not require major investments in basic research and development. Therefore, the major part of research and development costs are not booked under "Investments" but under "Charges". However, to cope with changes in technology, the Group plans to increase these investments over the next few years.

4.8.2 Main Investments Made Over the Last Three Fiscal Years

The Consolidated Group devotes between 1% and 2% of its revenue each year to investment costs, mostly in the computer technology area (operations, networks and office automation), and, to a lesser extent, to set up the installations in the premises occupied for its operations.

In terms of buying holdings or business assets, the Group did not carry out any significant investments in 2001.

In January 2002, the Company bought the sale of on-demand access business from the Intelmatique company (a subsidiary of France Télécom) for an initial price of 3.964 billion euros. Following a decision by the Competition Commission (see section 4.2.1.4 "Other Businesses – Selling On-Demand Access") the Company depreciated all the business assets in its corporate accounts for 2003 (with a charge booked at 2.165 billion euros). In May 2004, the Company proceeded to pay an additional price for this purchase in the amount of 4.1 million euros, which was provided for in the 2003 accounts of the Group and the Company.

In April 2004, the Company bought QDQ Media and Kompass Belgium from Wanadoo International for transaction prices of 106.719 and 1.799 billion euros respectively, as well as the Wanadoo Maps company (now Mappy) from Wanadoo France for a transaction price of 10.048 billion euros.

PagesJaunes Group bought 50% of the Luxembourg company Eurodirectory for a total of 13.5 million euros on 14 October 2004. This operation now gives it 100% control of this company which owns 49% of Editus Luxembourg, the company which publishes telephone directories in Luxembourg, in addition to Luxembourg Posts and Telegraph. This purchase is part of the policy of buying complementary companies, announced when PagesJaunes had its IPO. This company is consolidated by the equity method in the pro forma accounts of 31 December 2004.

4.9 RISK FACTORS

Investors are asked to consider the risk factors described in this chapter before taking any decision to invest. If one or more of these risks were to materialise, the Group's business, financial position, results and development could be affected.

4.9.1 Cautionary Notes Regarding Forward-Looking Statements

This *Document de référence* contains information about the Group's goals, particularly in the section 7.2 "Future Prospects" and other statements about outlook. These indications and statements are sometimes identified by using the future tense, the conditional tense and terms such as "aim to", "believe", "expected to", "could", "estimate", "anticipate", "plan" and "should", as well as other similar terms. The reader is therefore warned that these indications and statements on prospects depend on circumstances or facts which could occur in the future. These indications or statements are not historical facts and should not be interpreted as guarantees that the facts and data given will occur or that the goals will be achieved. By their nature, these goals may not be achieved, and the projections on which they are based may prove to be wrong.

Apart from the information contained in this *Document de référence*, investors are asked to carefully consider the risks described below before taking any decision to invest. Any or all of these risks could have a negative effect on the Group's business, financial position or results. In addition, other risks, which have not yet been identified or are considered insignificant by the Group could have the same negative effect and investors could lose all or part of their investment. The facts which could mean that results are different from the Group's goals are manifold and varied and include:

> changes in the advertising market, particularly local advertising;
> a reduction in revenue;
> changes in technology and changes in users' preferences;
> the effects of integrating entities already purchased or past or future investments and the ability to realise anticipated profits;
> the inability to recruit capable and qualified sales staff;
> customers' and suppliers' financial or operating conditions and relations with them;
> fluctuations in costs and the availability of paper in the world market;
> risks of disputes over rights to the intellectual property needed for the business;
> economic, regulatory and political factors in the countries where the Group operates;
> factors relating to the Group's business, particularly lawsuits, employee relations, collective bargaining agreements and tax regulations;
> in general, all the risks described in this section.

The Group's ability to achieve its goals and generally its future results could be affected by many factors and particularly by the factors described below and in the rest of this *Document de référence*. The risks associated with the Group, the risks associated with the directories and Internet sectors, and the risks associated with the financial markets are presented in each of these categories, in decreasing order of importance, according to the Company's current opinion of them. The occurrence of events inside or outside the Group is likely to change the future of this order of importance.

4.9.2 Risks Relating to the Group's Business and its Strategy

Changes in Technology and Users' Preferences – Reduction in the Use of the Printed and Minitel Directories

The development of new technologies and widespread use of the Internet in the workplace, at home and on the move has meant that consumers' preferences and habits have changed. This has had a particularly negative effect on the use of Minitel services and could have a long-term significant influence on the use of the printed directories, and it should be noted that a reduction in the audience of a particular format leads over time to a reduction in advertising revenue for that format. So, the Paris region is distinguished from the rest of France by a lower use of printed directories and higher use of on-line

directories. Even if this can be explained by the fact that the place of usage is often not the home of the person concerned and by a historically higher use of on-line services (Minitel and Internet), there is no guarantee that this is not a precursor of the long-term audience situation in France.
The Group takes a substantial part of its advertising revenue from the printed directories and operating the Minitel services, and the new revenue which the Group could extract from on-line directories, particularly the Internet, may not compensate for the expected drop in Minitel service income or a possible drop in the printed directories, which could have a significant negative impact on the Group's business, financial position or results.

Uncertainty About the Business Model of On-Line Advertising

The Group must deal with its competitors in the Internet market for the services it offers. Various pricing models are used to sell advertising on the Internet and it is hard to predict which of these models will turn out to be the industry standard, if any. Although the Group has managed to increase its profitability due to a reasonable increase in the price of its advertising products on the Internet, an increase in the number of competitors in the on-line advertising market sector could lead to a drop in the rates in effect on the market and a change in the Group's business model. Based on the factors described above, no assurances can be given that the Group will be able to maintain or increase its prices in the future. These factors could have a significant negative impact on the Group's business, financial position or results, or in its ability to achieve its goals.

Loss of Staff in Key Positions

The Group and how it performs depend on having qualified staff with the experience and technical or business abilities needed to develop its business. The Group's ability to adapt its advertising products and formats to changes in technology, whether in the area of printed directories or its Internet-based business, is closely linked to the presence of employees in the areas of forecasting, innovation and computers. The Group's ability to maintain its presence in the local advertising market is closely linked to the presence of competent, qualified sales staff in its various markets. The market for qualified professionals in the sales and technology areas is competitive and the Group may not be able to hire or keep staff that are sufficiently well qualified to maintain its competitive edge and its profitability. This inability could have a significant negative impact on the Group's business, financial position or results.
The Group's performance also depends significantly on the abilities and services provided by its management team. The management team has a lot of experience and knowledge of the directory industry and its potential. The loss of key members of management staff could have a significant negative effect on the Group's ability to implement its strategy.

Inability to Handle Competition

The Group is seeing an increasing level of competition in the local advertising market over all geographical markets where it is present. There can be no assurances given that the Group will be able to handle this competition now or in the future. Increasing competition could result in lower prices, reduced growth, reduced margins or the loss of market share, and each of these elements could have significant negative effects on the Group's business, financial position or results.

Sensitivity to the Economic Circumstances; Group's Inability to Adapt its Cost Structure

The Group's income could drop significantly if the countries where the Group generates major advertising revenue experienced a deterioration in their economic conditions.
The Group's inability to adapt its cost structure if faced with a downturn in the economy or increased competition could also have a significant negative impact on the Group's business, financial position or results.

Risks From the Business in Spain

The Group is present in Spain through QDQ Media, the second largest directory publisher in the Spanish market. QDQ Media suffered heavy operating losses up to 2003. The Group took restructuring measures in 2003 (see section 4.2.2.1.1 "QDQ Media") intended to correct the situation at QDQ Media and enable it to reach a breakeven EBITDA at the end of 2006. The Spanish directory market is very competitive and there can be no assurances given that the Group will manage to make QDQ Media profitable. The Group's inability to make QDQ Media profitable may have a significant negative impact on the Group's business, financial position or results.

Increase in the Price of Paper or Other Production Factors

If the price of paper or the cost of other production factors goes up, operating costs could increase significantly.
An increase in the price of paper or a shortage of paper over a long period could have a significant negative impact on the Company's business, financial position or results. The price of paper when this document goes to press is at a historic low, so it is possible that the price could go up significantly in the future. As an example, based on the volumes of paper purchased by PagesJaunes in 2004, a 10% increase in paper price per ton on the world market leading to an equivalent increase in the cost of paper under the paper supply contracts signed by the PagesJaunes would have meant an increase in paper costs of 4.6 million euros in 2004 (i.e. 0.47% of PagesJaunes' revenue for 2004). The Company has no mechanisms to cover variations in the price of paper.
Starting on 1 January 2005, under the terms of article L. 541-10-1 of the French Environmental Code, the Company will have to contribute to the collection, valuation and elimination of waste products from its printed directory business. If the Company does not pay this contribution, it will be liable for paying the printed matter tax stipulated by point 9 in paragraph I of article 266 sexies of the French Customs Code. The increase in the Company's costs or charges because of this contribution or tax could have a significant negative impact on the Group's business, financial position or results. The Company sub-contracts most of the jobs involved in printing and binding the directories. An increase in the cost of these jobs could have a significant negative impact on the Group's business, financial position or results.
In addition, PagesJaunes has outsourced the distribution of the directories to a certain number of sub-contractors. An increase in distribution costs or the occurrence of any

distribution problems could have a significant negative impact on the Group's business, financial position or results.

Amendment to Collective Agreements

The representatives of the *FNP* (National Advertising Federation) branch have signed an amendment including major changes to the collective advertising agreement with the Company and Kompass France, excluding *VRPs* and employees not covered by these provisions. These changes involve a revision of the minimum pay levels by employment level, a revision of the seniority bonus (valid only for non-executive employees), a change in employment classification (12 levels have been created based on "benchmark positions" and lead to the removal of current seniority weightings). These changes will have an impact on human resources management policy. In particular, pay policy over the next five years will have to take into account an increase in the cost of seniority bonuses for non-executive employees. These changes could have a significant negative impact on the Group's business, financial position or results.
The inter-profession training agreement, signed at the end of 2003 on a national level by the union, employer and employee organisations, was the subject of a major change in the law of 4 May 2004 and led to a branch agreement signed on 29 November 2004 (amendment No. 16 to the *CCNP*). All of these provisions on training set out the new rights and procedures for employees. Companies such as PagesJaunes and its subsidiaries in France will have to define the application procedures in co-operation with their employees. These application procedures may have a significant negative impact on the Group's business.

Risks Associated With Customer Service Payments

Advertisers can be billed on an instalment basis when their advertising products actually appear. There can be no assurances that these payment plans and the Group's current levels of uncollected debts can be maintained in the future, which could have a significant negative impact on the Group's financial position and cash flow.

Risk of a Dropping Off in the Content of Published Directories; Inability to Improve the Technical Features and Functionalities in the Services Offered by the Group

The Group's goal in its printed and on-line directories is to provide useful information which is as exhaustive as possible. The information about individuals and businesses published in the Group's directories is mostly gathered from databases of various telecommunications operators. If the Group was unable to access these databases, if the number of people with a land telephone was to drop significantly in favour of mobile telephones, without the possibility of creating a complete database of mobile telephone subscribers, or if a large number of subscribers asked to be unlisted, no assurance can be given that the Group would be able to gather the information about individuals and businesses by other means, and that this would not lead to a dropping off in the content of these directories, which could have a significant negative impact on the Group's business, situation or results.
In addition, to remain competitive, the Group must continually improve its reaction time, the functionality and features of its products and services and develop new products and services which are attractive to users and advertisers. Use of the Internet as a format for some products developed by the Group has increased this need for adaptability. In fact, compared to other formats, the Internet is characterised by more rapid technological advances, the frequent introduction of new products and services, business standards in constant and rapid process of change, very volatile and changeable demand from the consumer and instability in its business models. The new nature of these products and services and their fast evolution requires the Group to constantly improve its performance and be very adaptable in its technology. Any inability by the Group to anticipate or properly respond to changes in technology or demand, significant delays or major costs incurred in developing and marketing new products and services could have a significant negative impact on the Group's business, financial position or results.

Damage to Information, Production or Distribution Systems

A major part of the Group's business depends on the efficient, continuous operation of its information, production and distribution systems. These systems could be damaged due to a range of causes, including fire, widespread power cuts, damage to communications networks, intrusions into the computer systems, vandalism or any other cause which could affect operations. As far as the activities which the Group sub-contracts are concerned, the Group cannot respond to these types of events and must rely on the ability of the sub-contracting companies to react quickly and effectively. Any inability by sub-contractors to respond to these problems could have an impact on the Group's business. As far as the activities where the Group has full control are concerned, no assurance can be given that the Group will have the technical and financial capacity to alleviate all the damage caused. The Group's business could be significantly affected.

Risk Associated With Kompass Activities

The Group publishes the Kompass directories in France, Spain, Belgium and Luxembourg based on contracts with Kompass International, which has assigned it the use of the "Kompass" trademark in each of these four countries. Because of changes in technology and users' preferences, the Kompass publishing companies' business is more and more geared towards the Internet with marketing advertising space and selling fee-based access to the kompass.com website. The kompass.com website is published by Kompass International and the Kompass France and Kompass Belgium companies, Group subsidiaries and publishers of a Kompass service, which are therefore more and more dependent on a service over which they have no editorial control. This situation could reduce the Group's ability to develop its business associated with Kompass services in a profitable manner and could have a significant negative impact on the Group's business, financial position or results.

Fluctuations in the Group's Quarterly and Six-Month Results

The various editions of the Group's printed directories are published and distributed throughout the year, and so the business of printed directories does not go through any major cycles.

However, unlike on-line directories, publishing and distributing printed directories can take place irregularly. From a bookkeeping point of view, income from selling advertising space in the printed directories is taken into account in results when they are published. Therefore revenue and costs can be irregular from one quarter to the next and the result for one quarter may not be representative of the Group's annual results. In addition, if the publication of one or more directories is brought forward or delayed, determining revenue as well as the associated costs of publication and distribution could be delayed or brought forward. Finally, the time delay between determining income and costs on the one hand, and the actual payment of the costs and billing advertisers on the other hand could have an influence on operating results, EBITDA or other financial indicators generally used by investors to evaluate the financial performance of a company and not reflect the Group's actual liquidity level.

Effect of Investments or Divestments

The Group may decide to carry out acquisitions or investments in one of its businesses. No assurances can be given that the Group will manage to successfully integrate the acquired companies, to realise the anticipated synergies, maintain uniform standards, controls, procedures and policies, maintain good relations with the staff at the acquired companies following a change in management, or that the additional income generated by each acquisition will justify the price paid for the acquisition. A failure in any of these integration steps could have a negative on the Group's business, financial position or results. A part of these acquisitions and investments could involve payment by issuing shares in the PagesJaunes Group, which could have a diluting effect for the PagesJaunes Group shareholders. These acquisitions and investments, whether paid for in cash or shares, could have an unfavourable effect on the Group's business, financial position or results. The Group could also decide to divest itself, sell or close down any of its businesses. No assurance can be given that the Group could find potential buyers or that the price received for the sale of these businesses or the cost reductions associated with the sale or closing of these businesses could offset any drop in the Group's results.

Presenting Pro Forma Information

The pro forma financial information included in this *Document de référence* is taken mostly from the business results of companies which were sold to PagesJaunes Group since the beginning of 2004. To prepare this information, a certain number of assumptions and adjustments have been made. Therefore, this financial information is not necessarily an indication (i) of the operating results the Group would have had if it had been autonomous in the periods being analysed, or (ii) of the Group's operating results in the future.

Changeover to IFRS Standards

The Group will have to apply the new accounting standards in 2005, which could have a significant impact on its accounts and make comparison between fiscal years difficult. In June 2002, the European Union adopted new regulations requiring all companies to apply "IFRS" (International Financial Reporting Standards, previously known as International Accounting Standards or IAS) in their accounting, starting on 1 January 2005. These regulations will apply to the Group after its IPO. IFRS standards are likely to have a significant impact on major sections of the Group's accounts and balance sheet. For more information about the effect of the IFRS standards, see section 5.1.7 "Implementation of the IFRS Standards at the Group". The list of standards identified in this section is neither exhaustive nor limiting, and other IFRS standards could have a significant impact on sections in the Group's income statement or balance sheet.

4.9.3 Risks Relating to Relations Between the Group and the France Télécom Group

Control of the France Télécom Group

Because of the amount of the Company's share capital it owns, France Télécom is in a position to have a decisive influence on most of the Group's corporate decisions, particularly those requiring approval from the shareholders (electing and dismissing members of the Board, distributing dividends, changing the by-laws and deciding to undertake major Group operations, including new securities). This means that control of the France Télécom group could have a significant impact on the Group's recruiting or compensation policy.

Conflicts of Interest and Competition With the France Télécom Group

The France Télécom group could exercise control over the PagesJaunes Group's operations and strategy. Although France Télécom agreed not to compete with PagesJaunes in France and Spain until 31 December 2006 in the area of publishing printed business directories, the Group's financial goals and those of France Télécom may not always be in agreement. In addition, France Télécom owns majority or minority holdings in other companies in the telecommunications sector in a large number of countries in Europe and other countries in the world. Through these holdings, France Télécom could find itself in competition with the Group's business. As a result of the consolidation and convergence which are expected in the telecommunications sector, it is possible that other parts of the France Télécom group could become Group competitors.

Competitive Difficulties Associated With Relations With France Télécom

For strategic reasons, the Group may not be able to tie up business relations with competitors of the France Télécom group. It is also possible that these competitors choose not to enter into a relationship with the Group because it belongs to the France Télécom group. Some commitments which France Télécom has made or may make in the future to its partners could limit the Group's ability to compete with international partners of the France Télécom group. These factors could reduce the Group's ability to develop and have a negative impact on the Group's business, financial position or results.

Contractual Relations With France Télécom

The Group has historically had a certain number of contractual relations with the France Télécom group (see section 4.5 "Relations With the France Télécom Group"). No assurance can be given that if these contractual relations are stopped or modified that this would not have an effect on the Group's business, financial position or results.

4.9.4 Legal Risks

Lawsuits and Arbitration

In the normal course of business, companies in the Group may be involved in a certain number of legal, arbitration or administrative proceedings. The charges which may result from these proceedings are not provided for unless they are likely and can be quantified or estimated within a reasonable range. The amount of provisions made is based on an assessment of the risks on a case-by-case basis and depends in large measure on factors other than how far the proceedings have progressed, and it should be noted that the occurrence of events during the proceedings could mean that the risk has to be reassessed. Except for the proceedings described below, neither PagesJaunes Group, nor any of its subsidiaries, is a party to any lawsuit or arbitration proceeding of any kind where the PagesJaunes management believes that the result could reasonably have a significant negative impact on its results, business or consolidated financial position.

(i) The Prodis company, which operates a website at the address www.pagesjaunes.com and is the owner of the domain names pagesjaunes.com and pagejaunes.net, sued France Télécom on 26 September 2000 and PagesJaunes on 20 April 2001 mainly seeking to get the PagesJaunes trademarks cancelled. In the lawsuits, Prodis claims that filing the name "PagesJaunes" as a trademark is fraudulent because it is nothing more than the translation of the phrase "Yellow Pages" which has described the same concept of a business directory in the United States since 1886 and the plaintiff therefore claims that this is a generic term used indiscriminately in various countries. In a ruling dated 14 May 2003, the Paris Court of Grand Instance confirmed the validity of the "PagesJaunes" trademarks. The Prodis company filed an appeal against this ruling by repeating the same claims which also involve cancelling the trademarks "PagesBlanches," "l'Annuaire" and "l'Annuaire des Pages Blanches". In a ruling issued on 30 March 2005, the Paris Court of Appeal stated that: "these trademarks have acquired through long and intensive use which has given them a strongly distinctive character" that PagesJaunes and France Télécom had justified "by many official notifications entered into argument, that it had reacted against all illicit use of their trademarks by regularly defending the rights associated with them", and that "the contradictory nature of the argumentation by the Prodis company (...) is enough to establish its bad faith in initiating and conducting this case", The Paris Court of Appeal therefore confirmed the ruling handed down on 14 May 2003 by the Paris Court of Grand Instance, declared the new claims by Prodis inadmissible and denied all the claims made by Prodis and ordered it to pay PagesJaunes and France Télécom 20,000 euros each in damages and interest for bringing a nuisance lawsuit and 10,000 euros based on article 700 of the French New Code of Civil Procedure.

(ii) PagesJaunes implemented a plan at the beginning of 2002 to make changes in its marketing which particularly included changing 930 employment contracts for sales staff. This change is intended to bring these contracts into line with a new competitive environment. About one hundred employees refused to sign the new contract offered to them and were dismissed during the second quarter of 2002. As of this date, almost all of the dismissed employees have sued PagesJaunes contesting the validity of the grounds for dismissal. Although a certain number of rulings favouring the Group have been issued in the first instance, no assurance can be given that the outcome of these lawsuits will be in the Group's favour. The total amount of these lawsuits comes to about 24 million euros and the risk associated with these lawsuits has been the subject of a provision of 7.3 million euros. An unfavourable outcome could have a significant negative effect on the Group's business, financial position and results or goals.

(iii) PagesJaunes was subjected to a tax audit in the years 2001 and 2002 for the 1998 and 1999 fiscal years. The only corrections which are still in dispute represent a risk of about 6.6 million euros (including interest). The Company believes it has powerful arguments to counter these corrections in dispute and has therefore not made any provisions to cover these corrections as of 31 December 2003. To make its case, the Company has initiated a dispute procedure by filing a preliminary claim with the tax administration in July 2004.

(iv) On 26 June 2002 the Company was sued by an advertising agency (FAC) in the Nanterre Business Court. This advertising agency claims that PagesJaunes has engaged in unfair practices, such as stealing customers, disparagement and door-to-door selling. It is therefore asking for 1 million euros in damages and interest. This case was argued on 14 September 2004 and the ruling was issued on 21 December 2004. Our opponents did not win their case. In fact, PagesJaunes Group, although this ruling was in its favour and it has arguments on its side, cannot exclude the possibility at this stage that the dispute will continue with an appeal and a possible sentence.

(v) PagesJaunes sued an advertising agency (LSM) on 10 June 2003 in the Cannes Business Court. PagesJaunes, supported by numerous statements by customers, is suing this agency for unfair competitive practices aimed at causing confusion between LSM and PagesJaunes in the minds of customers contacted by LMS to insert advertisements in the PagesJaunes directory. The Cannes Business court, in a ruling dated 19 February 2004, denied PagesJaunes' claims. PagesJaunes has appealed this ruling, which if it is confirmed in appeal, could encourage the development of this kind of competitive practices by other advertising agencies, and create difficulties for PagesJaunes when it is prospecting for new customers. Although it believes it has a solid case in this affair, PagesJaunes cannot exclude the possibility that this ruling will be confirmed in appeal.

(vi) On 4 October 2004, the Company was informed of a claim filed with the Competition Commission on 11 May 1998 by the Minister of the Economy relating to practices implemented by the former Office des Annonces (now PagesJaunes) in the advertising insertion market in telephone directories in mainland France and on Réunion.

PagesJaunes has so far not received any information about this claim and so cannot make any assessment about this case. In addition, like other companies in this sector, the Group is frequently sued in the courts as part of cases brought based on errors in the publication of the directories and other formats. In general, the financial risk represented by each of these cases is relatively small. However, a multiplication in the number of them could pose a significant risk for the Group. The number of these cases has consistently gone down since 2001. On 31 January 2005, there were 27 of these cases, for a total amount of damages and interest of 2 million euros. When dealing with these cases, the Group tries to negotiate an amicable settlement, which leads to a significant drop in the final overall cost of these cases. However no assurances can be given that these cases will not have a significant negative impact on the Group's financial position. To the best of the Company's knowledge, there are no other lawsuits, arbitration cases or exceptional events likely to have, or which has had in the recent past, a significant effect on the financial position, results, business and assets of the Company and the Group.

Changes in the Regulations Affecting the Group's Markets

The communications industry where the Group operates is subject to many regulations (see section 4.11 "Regulation"). Changes in policy or regulations by the European Union (particularly the directive entitled "Privacy and Electronic Communications"), in France or in other European countries where the Group has operations could have a significant unfavourable effect on its business in these countries, particularly if the said changes increase the cost and regulatory constraints associated with providing the Group's products and services. These changes could have a negative impact on the Group's business, financial position or results. In particular, the Group's marketing organisation is based in part on a structure of field vendors with the status of travelling sales staff. This organisation enables it to optimise its sales efficiency by encouraging flexibility, recruitment and training of the Group's sales force. Changing the status of these field sales staff could have a significant unfavourable effect on the Group's business, results, financial position or its ability to achieve its goals.

Legal Risks Associated With Uncertainty About the Existing Regulations

The application of the existing laws and regulations covering the directory and Internet sector is being clarified in France and in the European Union, and a certain number of draft laws are being examined, particularly in relation to protecting personal information, confidentiality, responsibility for content, e-commerce, encryption and electronic signatures. These future developments in regulations could have a significant unfavourable effect on the Group's business, results, financial position or its ability to achieve its goals.

Legal Risks Associated With the Application of Several National Regulations

The global nature of the Internet means that the laws of several countries can apply to the Group. Although the Group is established mainly in France, some States or national jurisdictions may require the Group to be subject to their national regulations. The potential simultaneous applicability of several sets of regulations as well as the cost and regulatory uncertainty which may result could have a significant unfavourable effect on the Group's business, results, financial position or its ability to achieve its goals.

Intellectual and Industrial Property Rights

The Group cannot be certain that steps taken in France and in other countries to protect its intellectual and industrial property rights, particularly its trademarks, domain names, software and patents, will be adequate, or that third parties will not be able to counterfeit, misappropriate or have its intellectual and industrial property rights cancelled.

In addition, particularly because of the global nature of the Internet, the Group's trademarks and other forms of intellectual and industrial property could be spread to countries which offer a lower level of protection in terms of intellectual and industrial property than in Europe or the United States. Given the importance and impact of these trademarks, any counterfeiting, misappropriation or cancellation could have a significant, unfavourable effect on the Group's business, operating results, financial position or its ability to achieve its goals.

Users' Personal Information

If third parties were able to penetrate its network or somehow appropriate personal information about the users or their credit cards, the Group could be found liable. This liability could be invoked based on a breach of their right to privacy and to have their information kept confidential. Investigating these claims and preparing defence against them could be expensive even if the Group is not found liable, and the existence of these claims could damage the Group's reputation.

Restrictions on the Group's Right to Collect Personal Information

The Group must abide by privacy protection laws, including European directive No. 95/46/CE of 24 October 1995, which limits its right to collect and use personal information about its users (see section 4.11.1.2 "Protecting Personal Information"). In particular, any restrictions on using software installed on an Internet user's computer when he looks up information on the Internet showing how he uses the Internet (cookies), or the obligation to allow users to object to the use of these cookies could weaken the effectiveness of advertising as part of the Group's business. An increased awareness by the public of these questions of privacy and changes in the laws to which the Group must adapt could limit its ability to use such personal information for its business, and more generally affect the perception of the Internet by the public as a market for goods and services. Each of these developments could have an impact on the Group's business, financial position or results.

Using Domain Names

The regulations governing the assignment of domain names are regularly changed and leave the possibility open of disputes between those registering domain names and holders of domain names, or the holders of trademarks or other prior rights. Although the policies for assigning domain names and guidelines were adopted by the regulatory authorities involved for the purpose of limiting the risks of lawsuits, a third party could gain the right to use domain names similar to those registered by the Group, or the Group's use of its domain names could be limited based on prior intellectual property rights held by third parties. These situations could have an unfavourable effect on the Group's business, operating results, financial position or its ability to achieve its goals.

4.9.5 Market Risks

Exchange Rate Risks

PagesJaunes Group believes that the exchange rate risk is not significant in terms of its business, because its operations essentially all take place in the euro zone.

Liquidity Risk

Historically, the Group has financed its growth principally by self-financing, and Group has not had to use any debt mechanisms except on a one-time basis. On 31 December 2004, the Consolidated Group net cash in hand was 613.5 million euros, compared to 578.1 million euros on 31 December 2003 and 556.7 million euros on 31 December 2002.
Therefore the Group is not open to any liquidity risk resulting from implementation of early repayment clauses for loans taken out by its companies or breach of financial commitments (ratios, goals etc.).
The Group does not securitise its customer receivables.

Interest Rate Risk

At the time of this *Document de référence* going to press, the Group is not exposed to any significant risk of variations in interest rates. In fact, the Group's companies do not have any significant loans with any entities which are not members of the Group. In the future, the Group could be exposed to variations in the interest rate if it borrows money from third parties. In addition, a drop in interest rates could reduce the income received by the Group for its investments with France Télécom (see section 4.5.5 "Cash Management Agreements").

Share Risks

As the Company does not own any holding or portfolio securities representing significant amounts, there is no significant risk associated with a change in the value of its securities or holdings.

4.9.6 Industrial and Environmental Risks

As part of its operations, the Group is subject to a certain number of regulations on the environment, health and safety. As far as the activities concerned which are not carried out directly by companies in the Group but are subcontracted, such as printing or distributing the printed directories in particular, the Group only has limited room for manoeuvre to control their environmental impact. Although the Group pays attention to environmental factors when choosing its subcontractors, and has set up policies, in co-operation with its subcontractors, aimed at improving recycling of directories (particularly in the choice of glues and special inks which are easily recyclable), no assurance can be given by the Group that its subcontractors will respect all the regulations which apply in the area of environmental protection.
In terms of the activities which the Group carries out directly, the environmental impact is basically of two types. On the one hand, the risks associated with producing and putting such a large quantity of paper into circulation, and on the other hand, the risks associated with so-called "office" activities, to which comparable companies are subject. The main environmental impact for the Group comes from producing and putting such a large number of printed directories into circulation. To limit this impact, the Group has put in place a certain number of measures aimed on the one hand at reducing the amount of paper needed for its business, and on the other hand, encouraging recycling of the paper which is used.

Reducing the Quantity of Paper Consumed

In terms of limiting the quantity of paper needed, the Group has implemented the following measures:
> optimising the print run, by a more exact assessment of the number of directories to be published, to make the number of directories delivered better conform to the real needs of consumers;
> optimising directory page layout and formatting, to limit the consumption and loss of paper when the directories are produced.
The level of paper consumption for the publication of the PagesJaunes directory and l'Annuaire came to 67,141 metric tons of paper for 2004, 69,900 metric tons of paper for 2003, compared to about 71,600 metric tons in 2002 and 75,300 in 2001.

Directory Recycling

At the same time, the Group has carried out a certain number of efforts aimed at more widespread and more effective recycling of the directories produced.
On the one hand, a part of the paper paste used is composed of recycled paper, and on the other hand, a part of the purchased paper is recovered during manufacture and printing of the directories for later recycling. In addition, various recovery and/or recycling actions have also been implemented. The Group has also adopted the so-called "drop-off/pick-up" system which makes directory distributors responsible in the most densely-populated urban areas responsible for collecting old directories when the new ones are dropped off. And finally, the surplus directories are subject to recovery/recycling in the same way as the old recovered directories. All the directories so recovered are recycled by companies specialising in waste management. In total, over 25% of the paper purchased can be recycled today.

Environmental Impacts Associated With So-Called "Office" Activities

The companies in the Group have implemented a number of internal measures to ensure protection of the environment, particularly by reducing consumption of resources.
Generally, in terms of all the risks described above, although the Company has adopted a policy of identifying and voluntarily managing risks relating to the environment, health and safety, it cannot guarantee that it will not suffer any environment-related losses, or any resulting from the application of the regulations in this area. No assurances can be given that the Group's business, financial position or results will not be unfavourably affected by these losses. In addition, any possible amendments to the legal and regulatory provisions on the environment, national or international, could affect the Group's business, financial position or results.

4.10 INSURANCE AND RISK COVERAGE

PagesJaunes Group, as a subsidiary of France Télécom, is covered by the insurance programmes taken out by the France Télécom group. This mutual insurance plan is taken out with major companies in the insurance and reinsurance field, to cover risks of:
> damage to assets and operating losses including damage to goods being transported;
> civil liability associated with operations and business activities in general, both in terms of customers and third parties (including the liability of corporate officers), and;
> automobile risks.

The cost of coverage for France Télécom came to about 32.5 million euros on 31 December 2004. To this cost borne by France Télécom is added the cost assumed by its subsidiaries belonging to the programme, for the amount of 10.14 million euros, for a total for the France Télécom group of 42.64 million euros for 2004.
The premiums paid by the Company, as for any subsidiary of the France Télécom Group belonging to the insurance programme, represent in the various risk areas covered, a share of the total premiums which is determined in proportion to the insured capital and revenue, using a weighting based on the characteristics and type of risks covered, as well as the claims history.
So, as far as insurance coverage for civil liability is concerned, the preliminary premium paid by the Company for the 2004 fiscal year came to 94,000 euros including tax.
In relation to the Damage to Assets and Operating Losses policy, the premium paid by the Company came to about 286,000 euros including tax for 2004.
For the automobile risk, the Company is covered by the Automobile Fleet insurance programme, especially for subsidiaries of the France Télécom group: the share of the premium to be paid by each subsidiary is determined based on the number of vehicles they have and their claims history, and also depends on the guarantee options taken by each of them. So, for 2004 the Company paid about 46,000 euros including tax based on its own fleet of vehicles.
All of these coverages take into account the types of risks incurred by the Group within the France Télécom group and is adapted to the type of products offered in the insurance and reinsurance market at the moment for groups of similar size with similar businesses.
As part of its insurance policy, the France Télécom group uses major international brokers, who in close co-operation with France Télécom draw up, place and manage all the insurance programmes. So, this policy enables identification and quantification of the various risk areas to determine the coverage needed with the goal of getting the best quality ratio between coverage and cost. Selecting mutual programmes, by using umbrella contracts for the France Télécom group, enables refinancing of all the risks with the insurance and reinsurance market. This coverage strategy, which consists of using "Corporate" programmes, takes into account the specific characteristics of the various businesses of the subsidiaries being covered. It also uses information obtained after comparisons with groups in the same business sector, or neighbouring or of an equivalent size.
The prevention policy provides a way of better understanding and controlling the risks to which each company in the France Télécom group could be exposed. In this regard, in the area of preventing physical risks, regular identification depends on a policy of site visits carried out in partnership with the internal engineering department and those of the main insurers. This measure enables any risks to be detected and evaluated to make sure that insurance coverage is always appropriate for these risks and if necessary to study any adjustments in levels of prevention and protection.

4.11 REGULATION

Apart from the regulations generally applicable to companies in the countries where the Group operates, PagesJaunes is specifically subject to laws on the information services corporations relating to its directory business. PagesJaunes is mostly present in Europe and more specifically in France, and so the discussion below involves European and French laws and regulations.

4.11.1 Information Services Company Regulation

The law on Confidence in the Digital Economy was the subject of intense discussions in 2003 between French institutions and service providers. This draft law is aimed at adapting French law to the requirements of developments in the digital economy and strengthening confidence in the use of new technologies. This law which would complete the enactment of the directive on Electronic Commerce that was adopted on 13 May 2004 sets out the rules for the liability of Internet service providers and website hosting companies, and particularly deals with how domain name organisation is managed and encryption.

4.11.1.1 Content Regulation and Responsibilities of Internet Companies

The European directive of 8 June 2000 in relation to some legal aspects of information services companies, and particularly electronic trade, states that the obligations and responsibilities incumbent upon Internet companies must be enacted before 17 January 2002. A partial enactment of this directive had been effected in France through the law of 1 August 2000 amending the law of 30 September 1986 by adding a new chapter entitled "Clauses Relating to On-Line Communications Services Excluding Private Correspondence" (articles 43-7 to 43-10).
This law makes publishers of on-line communications services responsible for direct or indirect identification. So, article 43-10 stipulates that individuals producing a non-professional on-line communications service must indicate their names and addresses on their website or the name and address of the website hosting company if they wish to remain anonymous.
Legal entities and individuals publishing websites on a professional basis must put their exact contact information on their website (company name, registered offices and name of the managing editor or joint managing editor), as well as the name and address of the hosting company.
Hosting companies must also provide publishers with the technical means to meet the identification requirements incumbent upon them (article 43-9).
In relation to the hosting company's responsibility for the content of the services it hosts, article 43-8 states that hosting companies are neither criminally nor civilly liable for the content of the services they host, unless, after notification by a legal authority, they do not act promptly to block access to that content.
In addition, under the terms of their identification obligations, hosting companies must keep all the items needed to provide identification of the person who created or produced the content of the services they provide so they can be reported upon request to the legal authorities (article 43-9).

This provision is complemented by the law on Confidence in the Digital Economy [French acronym: "*LCEN*"] of 21 June 2004, which sets out the rules of responsibility for technical service providers on the Internet and particularly in regard to electronic commerce and encryption.

The *LCEN* states that hosting companies do not have a general obligation to oversee the information they transmit or store, or a general obligation to research the facts or circumstances relating to illicit activities. However, the legal authorities can order specific, temporary surveillance in individual cases. The *LCEN* also states in its article 6 point 1-2 that *"individuals or legal entities providing, even free of charge, storage of signals, text, images, sound or messages of any kind provided by the recipients of these services, to be made available to the public by public on-line communication services, cannot be held civilly liable for these activities or the information stored at the request of a recipient of these services if they did not have actual knowledge of the illicit nature or of facts and circumstances demonstrating this nature or if, at the time they became aware of them, they acted promptly to remove this information or block access to it"*.

The liability of the hosting companies indicated above is therefore only invoked if the content or information involved is manifestly illicit.

In fact this provision in the *LCEN* was subject to a conditional interpretation drawn up by the Constitutional Council on 10 June 2004: "[...] *points 2 and 3 of I of article 6 of the law in question are intended only to remove civil and criminal liability from hosting companies under the two circumstances they describe; these provisions would not have the effect of invoking the liability of a hosting company which did not remove information reported to be illicit by a third party if the information does not manifestly appear to be so or if its removal has not been ordered by a judge [...]"*

The *LCEN* also includes strengthened protection for consumers, particularly by the provisions relating to the requirement for vendors to provide exact identification and principles which guarantee the validity of on-line contracts.

4.11.1.2 Protecting Personal Information

The European Framework directive 95/46/CE of 24 October 1995, relating to protection of individuals in relation to handling personal information and the free distribution of this information, defines the legal framework needed to provide proper protection for personal rights and freedoms. This framework directive was complemented by a European Sector directive 2002/58/CE of 12 July 2002 on handling personal information and protecting privacy in the electronic communications sector, replacing directive 97/66/CE of 15 December 1997.

The goals of this directive include:

> harmonising European law on personal information;

> facilitating its distribution (as long as the country to which the personal information is sent offers an adequate level of protection), and;

> protecting privacy and personal freedom.

Law No. 2004-801 of 6 August 2004 on protecting individuals in the way their personal information is handled and amending law No. 78-17 of 6 January 1978 in relation to computers, computer files and freedoms, completes the enactment of directive 95/46/CE. This law strengthens individuals' rights over their information, helps to simplify the reporting formalities for handling information at risk and gives the *CNIL* greater powers to intervene. The new law on computers and freedoms gives individuals greater rights over their information, and now makes those in charge of handling the information responsible for giving more detailed information about the terms of use of this information. The right to object to being subject to marketing prospecting is now embodied in the law and the conditions for exercising the right to access and correct information are now stipulated. In relation to simplifying the formalities, reporting falls under common law, with previous control by the *CNIL* being limited only to handling which presented special risks attacking individuals' rights and freedoms. Finally the *CNIL*'s powers to intervene have increased (stipulations have been added in relation to the procedures for on-site control, and the *CNIL* now has a wide range of powers to intervene (court order to stop using the information, or a request for temporary suspension, blocking information, removing authorisation, etc.). The *CNIL* can now issue monetary fines, up to 150,000 euros for the first reported infringement and 300,000 euros or 5% of the revenue, excluding tax, of the last fiscal year if it involves a company. Finally, the warnings issued by the *CNIL* may be made public, and notices of the warnings issued may be ordered inserted in any publications, newspapers or formats it decides, and the costs must be paid by the individuals being penalised.

In its course of business, the Group has to record and process statistical data, particularly in relation to use of its sites. Technical methods which can identify, on a global statistical basis, Internet users' main interests and their on-line habits have also been developed to optimise the services we provide and increase the income generated. In the same way, and to enable us to offer personalised services, the Group also collects and handles personal information and markets it to third parties.

The new European Sector directive relating to handling personal information and protecting privacy in the electronic communications sector, which has a deadline of 31 October 2003 for enactment by the Member States, expands its field of application to electronic communications and makes some amendments to the current provisions. The new provisions are as follows:

> traffic-related information now covers all traffic-related information, regardless of technology, and therefore includes information relating to Internet communications;

> cookies are only allowed if clear and complete information is given to the subscriber or user, particularly about how it will be used, and if the cookies can be refused. However, this provision does not cover cookies intended solely to effect or facilitate transmitting a communication, or those strictly necessary for providing a service expressly requested by the user (article 5.3 of the directive). These provisions were enacted by law No. 2004-801 of 6 August 2004 on protecting individuals in the way their personal information is handled (article 32 of the consolidated version of the law on Computers and Freedom);

> location information apart from that relating to traffic can only be handled after it has been made anonymous, or with the consent of the subscribers or users, who have been properly

informed in advance, for the purpose of providing them with an added-value service. They have the option of withdrawing their consent at any time and must have the option of temporarily refusing to have this information used each time they connect to the network or each time they send a message, easily and free of charge. These provisions were enacted in law No. 2004-669 of 9 July 2004 on electronic communications and audiovisual communications services (article L. 34-1, IV of the Postal and Electronic Communications French Code).
> in relation to directories, subscribers have the option of deciding if their information, and in some cases which parts of this information, should appear in a public directory. Being unlisted is free, as is any correction or removal. Member States may require consent from subscribers for any public directory used for anything but an ordinary search for contact details about people based on their name. These provisions were adopted in decree No. 2003-752 of 1 August 2003 on general directories and general information services, amending the Postal and Electronic Communications French Code;
> in relation to unsolicited communications (or spamming), direct prospecting by e-mail is forbidden unless it is sent to subscribers who have given their consent in advance. However, if someone has directly obtained the e-mail addresses from its customers, it can use them for direct prospecting purposes for similar products or services which it provides itself, as long as customers can refuse when their information is collected and at each message. These provisions were enacted into French law by the law on Confidence in the Digital Economy and by the law on Electronic Communications, which makes customer prospecting by electronic means opt-in, therefore requiring the prior consent of the people being prospected (new article L. 34-1, III of the Postal and Electronic Communications French Code).

4.11.2 The Directories

Order No. 2001-670 of 25 July 2001 covering the adaptation of the Intellectual Property French Code and the Postal and Telecommunications French Code to Community law thus enacted several European directives into French law, including the law on protecting personal information in the area of telecommunications and the directive of 26 February 1998 on the application of an open telecommunications network provision (ONP) for voice telephony (98/10/CE). The enactment of this directive into law should lead to an effective liberalisation of the directory market and facilitate the production of the general directory. This directive forces all telecommunications operators, under certain circumstances, to provide their list of subscribers to any directory publisher who asks for it.
Decree No. 2003-752 of 1 August 2003 in relation to general directories and general information services, amending the Postal and Telecommunications French Code stipulates that operators must provide their list of subscribers and users to anyone who wishes to publish a general directory, either in the form of a computer file or by access to a database which the operators must keep up to date.
This obligation applies to any entity owning numbers, on a land network or on a mobile network. It will then be possible to publish a general directory, which means a directory containing all telecommunications service subscribers. The Group, which produces both print and on-line directories, is giving full consideration to this change in the regulations which would enable it to acquire permits for directory information from all telecommunications operators and thereby enrich its content. This decree is currently being reviewed.
New article L. 34 of the Postal and Electronic Communications French Code states that publishing lists of subscribers or users of electronic communications networks or services is free of restriction, subject to protecting individual rights, and that the operators must provide the list of all subscribers or users to whom they have assigned one or more telephone numbers in the telephone numbering system, without discrimination and at a price reflecting the actual cost of the service rendered. This article also repeats the rights guaranteed to all individuals in terms of publishing their personal information and consulting information services. It finally states that the consent of any subscriber to a mobile telephone operator is required before they can be entered in subscribers' or users' lists.

4.11.3 Database Regulation

On 11 March 1996 European Directive 96/9/CE was adopted as legal protection for databases. The main innovation made by this directive is the creation of a "sui generis" right, in addition to copyright, intended to protect an investment in obtaining, verifying or presenting the contents of a database for the limited time the right exists, which states this investment may consist of employing financial means and/or using time, effort and energy. This directive was enacted into French law by a law dated 1 July 1998, containing a "sui generis" right which protects database producers, regardless of the protection offered by copyright (articles L. 112-3 and L. 122-5 of the Intellectual Property French Code, as well as the whole of Title IV of Book III of the Intellectual Property French Code, i.e. articles L. 341-1 to L. 343-4 of the said Code).
The benefit of protection is afforded to the database content "when its creation, verification or presentation demonstrates a substantial financial, material or human investment". This protection is separate from and without prejudice to the protection provided for database content by copyright since article L. 341-1 of the Intellectual Property French Code states that a database producer, understood to mean the person who takes the initiative and risk involved in the corresponding investments, benefits from protection for the database content when the creation, verification or presentation of it demonstrates a substantial financial, material or human investment. This protection is separate from and exercised without prejudice to that resulting from copyright or any other rights over the database or one of its component parts.
Under the law, a database producer has the right to prohibit any substantial extractions of content from his database as well as any reuse. Therefore article L. 342-1 of the Intellectual Property French Code states that a database producer has the right to prohibit:
> the extraction, by permanent or temporary transfer, of all or a qualitatively or quantitatively substantial part of the contents of a database onto another platform, by any means or in any form whatsoever;
> the reuse, by making it available to the public, of all or a qualitatively or quantitatively substantial part of the contents of a database by any means or in any form whatsoever.

This protection is afforded even when the database is made available to the public, to the extent that it involves the extraction of a substantial part of the database.
This protection is afforded even when the person proceeding to make the extractions has legitimately accessed the database. So article L. 342-2 of the Intellectual Property French Code states that: "*The producer can also prohibit the extraction or the repeated, systematic reuse of qualitatively or quantitatively non-substantial parts of the database when these operations manifestly exceed the conditions of normal use of the database*". On the other hand, article L. 342-3 of the Intellectual Property French Code states that: *"When a database is made available to the public by the owner of these rights, the latter may not prohibit (...) the extraction or reuse of a non-substantial part, assessed qualitatively or quantitatively, of the contents of the database by anyone who has legitimate access to it (...)"*.

4.11.4 Secure Electronic Signature

French regulations in regard to secure electronic signatures are contained in four successive laws: a law of 13 March 2000, two decrees of 30 March 2001 and 18 April 2002 and an order of 31 May 2002.
Law No. 2000-230 of 13 March 2000, on adapting laws on proof to cover information technology and relating to electronic signatures, goes beyond simple legal recognition of electronic signatures and gives legal validity to electronic documents, which are closely related. It creates two types of electronic signature with different legal effects: a simple signature and a secure signature. The latter has the full force and probity in law of a handwritten signature because it is presumed to be true unless proven otherwise.
For electronic signatures which do not meet the conditions set by this decree, which are called simple signatures, the proof of technical reliability in the procedure used must be demonstrated, for example by an expert examination, even if their admissibility as proof cannot be denied. It is also still possible to have them legally recognised by agreements on proof, the legality of which is now clearly set out in article 1316-2 of the French Civil Code.

4.11.5 Domain Names

The Group has registered a large number of domain names in France and in other countries (see section 4.6.1 "Dependence on Patents and Licences"). Domain names are terms assigned to the digital addresses of servers connected to the Internet (Internet addresses) to make Internet sites easier to identify and remember. Therefore, domain names represent major marketing tools for companies doing business on the Internet. Domain names are made up of two distinct elements: the top-level domain name or "TLD" and the second-level domain name. The top-level domain names can be either generic (generic top-level domain names or gTLDs), such as ".com" for companies, ".net" for companies providing Internet services, ".org" for public interest organisations, or ".edu" for education institutions, or correspond to a particular geographical area (country code top-level domain names or "ccTLDs") such as ".fr" for France, ".de" for Germany or ".es" for Spain. Second-level domain names are the names chosen by each person or company to identify their website. The registration of domain names in the ".com", ".net" and ".org" domains performed by a certain number of companies accredited by the Internet Corporation for Assigned Names and Numbers ("ICANN"), an international non-profit organisation. Registries such as Verisign *for ".com" and ".net" are responsible for managing the* extensions. Only these registrars are accredited by ICANN to file domain names. Registration of geographical domain names is overseen by a national authority appointed in each State, which keeps a central registry and approves private companies as accredited registrars. Nordnet, a subsidiary of the France Télécom group is a "registrar" accredited by ICANN to register domain names as ".com", ".net", ".biz" and ".info". As a general rule, domain names are assigned based on the rule of "first come, first served" and most registrars, whether for generic or geographical domain names, consider that the registrant assumes sole responsibility for making sure that no prior rights are being infringed by using a domain name he is registering. Because each national authority can, up to a point, define its own policy for assigning domain names, the registration requirements for geographical domain names can differ from the requirements which apply to generic domain names and can also vary from one country to another. In particular, registrars can be more or less strict when they verify, in some cases, that the registration of a domain name does not infringe on prior rights held by others, whether intellectual property rights or others. In France, the French Co-operative Association for Internet Names [French acronym: *AFNIC*] is responsible for registering domain names with the ".fr" *extension. A certain number of Internet service providers*, including several France Télécom group subsidiaries, have been accredited by *AFNIC*, according to the recommendations issued by ICANN, to handle requests for registering domain names. Although the French courts have now admitted that using a term on a website or as a domain name can infringe on prior rights to a trademark, the outcome of a lawsuit in this area remains unclear. This is particularly due to the fact that the scope of trademark rights can be limited to a geographical area or based on classes of products and services covered by the registration, while use of a term on the Internet by another could create the risk of confusion or lead to acts of unfair competition well beyond these limits.

4.11.6 Law Relating to Public Telecommunications Service Obligations and France Télécom

Law No. 2003-1365 of 31 December 2003 provided for a call for applications to appoint an operator in charge of general information services and the general directory. The procedures for this call for applications were set out in an opinion from the Ministry of the Economy, Finance and Industry published in the Official Journal of 25 November 2004 *("Opinion on a Call for Applications to Appoint an Operator in Charge of Providing the Electronic Communications General Service Component" set out in point 2 of article L. 35-1 of the Postal and Electronic Communications French Code).*
The France Télécom group made an application, stating that the job of producing the printed general directory would be given to PagesJaunes. In an order of 3 March 2005 by the Ministry of the Economy, Finance and Industry, France Télécom was appointed the operator in charge of the general information service and the universal directory (see section 4.5.3).

Chapter 5 – Financial Position – Results

5.1 GROUP MANAGEMENT REPORT

5.1.1 General Presentation

The Group's core business is printing directories in France and abroad, offering a diversified range of products and services intended for the general public and businesses.
The Group's business is organised into two main segments:
> PagesJaunes in France. This is the business in France involving publishing and distributing directories, selling advertising space in the printed and on-line directories, the business of creating and hosting websites as well as publishing the PagesPro directories, selling on-demand access, the QuiDonc reverse directory and the Europages management (advertising representation).
> International and subsidiaries. These are the businesses of the Company's various subsidiaries, which mainly consist of publishing directories for the general public outside France, developing Kompass directories in Europe and developing businesses that complement the directory publishing business (such as the Mappy mapping services [formerly Wanadoo Maps] and Wanadoo Data direct marketing).
The Consolidated Group's scope of consolidation, on 31 December 2004, results from a series of internal reclassifications of some companies in the France Télécom group. These reclassifications were carried out in the first half of 2004 prior to the Company's IPO and consisted of the sale to the Company, which already owned Kompass France and Wanadoo Data of:
> QDQ Media, the second largest directory publisher in Spain, incorporated in April 2001 into the Wanadoo directory division. This company was sold to the Group in April 2004 by Wanadoo International for a transaction price of 106.7 million euros and is fully included in the Group's consolidated pro forma results as of 1 January 2003.
The pro forma consolidated financial statements relating to the 2002, 2003 and 2004 fiscal years referred to in this report were drawn up to present all the information about the Consolidated Group's business, its financial position, its business results and changes in its liquidity as if the Consolidated Group had existed throughout these fiscal years, based on the methods set out below. The pro forma Consolidated financial statements reflect the consolidation of QDQ Media and Mappy (formerly Wanadoo Maps) starting from when they entered the France Télécom group. The pro forma consolidated financial statements also reflect the transaction prices for QDQ Media and Mappy, charged to the Company's cash resources at about 117 million euros in 2001. However, it does not include the results for some Group business considered insignificant due to their size or business. These are PagesJaunes Outre-Mer (3.6 million euros in revenue in 2003 retained for its advertising representation business, giving an EBITDA of 0.6 million euros), PagesJaunes Liban (about 1 million euros in revenue in 2003 for a break even EBITDA) and Kompass Belgium (3.8 million euros in revenue in 2003, for an EBITDA of 0.3 million euros).
PagesJaunes bought 50% of the Luxembourg company Eurodirectory for the sum of 13.5 million euros on 14 October 2004. This operation now gives the Company 100% ownership of this company which owns 49% of Editus Luxembourg, a company publishing telephone directories in Luxembourg together with Luxembourg Posts and Telecommunications. Editus Luxembourg, which employs 96 people, had revenue of 17.3 million euros in 2003 and an EBITDA of 7.3 million euros, representing 42% of revenue. This purchase is part of the policy of buying complementary companies, announced when PagesJaunes had its IPO. It should be noted that this company is consolidated by the equity method in the pro forma accounts of 31 December 2004.
The General Shareholders' Meeting of PagesJaunes held on 23 December 2004 approved the changes to the Group organisation. This change in PagesJaunes organisation is intended to put the two operating segments in the Group "PagesJaunes in France" and "International and subsidiaries" in a holding company responsible for managing and overseeing the Group as a whole.
To do this, PagesJaunes' operations were transferred to a new subsidiary by an asset transfer executed at its real value. This new organisation now provides:
> rationalisation of Group structure, with separation of management responsibility for the Group from the operations responsibility, giving a better grasp of the operating performance of each of the two segments;
> more efficient management and control of the different parts of the Group.
The pro forma consolidated financial statements were prepared mostly based on the individual accounts of the consolidated companies and were reexpressed based on the conventions described in note 3.1 "Pro Forma Information on the Results Statements" of document 5.2.1 "Consolidated Accounts – Fiscal Years Ending on 31 December 2004, 2003 and 2002".
The comments below have been drawn up based on the pro forma consolidated financial statements for the Group for the 2002, 2003 and 2004 fiscal years.
These pro forma consolidated financial statements are not necessarily representative of the financial position, business results and changes liquidity as they would have appeared in the financial statements if the Consolidated Group had been created prior to 1 January 2001 and had operated autonomously. In addition, this information is not necessarily indicative of what the financial position, business results and changes in liquidity of the Group will be in future years.

The table below shows the changeover between the consolidated 2004 accounts and the pro forma consolidated financial statements for 2004, taking into account the transfer of QDQ Media and Mappy (formerly Wanadoo Maps), starting on 1 January 2004. In the consolidated accounts, these two entities are included starting on 1 April 2004 and 1 May 2004, respectively.

PagesJaunes Group (in millions of euros)	Consolidated accounts 2004	Transfer 2004	Pro Forma accounts 2004
Revenues	973.1	11.0	984.1
EBITDA	416.0	(2.6)	413.4
Operating income	405.9	(2.8)	403.1
Consolidated net income of the Group	233.4	(5.2)	228.2

5.1.2 Comments on the Results for the Fiscal Years Ending on 31 December 2003 and 31 December 2004

PagesJaunes Group	Fiscal years ending on 31 December		Change as a %
(in millions of euros)	2004	2003	2004/2003
PagesJaunes in France	**908.4**	**847.5**	**7.2**
International and subsidiaries	**75.7**	**69.8**	**8.4**
Revenue	**984.1**	**917.3**	**7.3**
Costs of services and products sold	(213.2)	(234.9)	−9.3
Commercial costs	(301.1)	(292.4)	3.0
Administrative costs	(55.3)	(54.0)	2.4
Research and development costs	(1.1)	(1.7)	−37.6
EBITDA	**413.4**	**334.2**	**23.7**
as a % of revenue	*42.0*	*36.4*	
Amortisation allowance (excluding goodwill)	(10.3)	(12.6)	−18.1
Operating income	**403.1**	**321.7**	**25.3**
as a % of revenue	*41.0*	*35.1*	
Net non-operating income (charges)	18.5	19.1	−3.3
Other net non-operating income (charges)	(9.6)	(3.1)	n/a
Corporate tax	(148.8)	(123.4)	20.5
Employee profit sharing	(29.9)	(26.9)	11.4
Equity method companies part of results	0.8	1.2	n/a
Earnings before amortising goodwill and minority interests	**234.1**	**188.5**	**24.2**
Goodwill amortisation	(5.9)	(5.9)	–
Minority interests	–	–	–
Net consolidated income of the Group	**228.2**	**182.6**	**25.0**

The Consolidated Group's pro forma revenue increased by 7.3% between 31 December 2003 and 31 December 2004, and came to 984.1 million euros in 2004. This increase is explained by an expanded range of products both for the printed directories and the on-line services, by an increase in the average revenue per advertiser and by attracting new advertisers in France and by raising prices.

The EBITDA rose by 23.7% between the two fiscal years and came to 413.4 million euros on 31 December 2004. The EBITDA margin over revenue went from 36.4% in 2003 to 42.0% in 2004, which is a significant increase in the profitability of the Consolidated Group. This improvement is the result of an increase in revenue and good control over costs as a whole, particularly in optimising publishing costs for the printed directories and reducing the losses of QDQ Media. The EBITDA after employee profit sharing rose by 24.8% to 383.5 million euros in 2004, compared to 307.4 million euros in 2003.

So, the costs of services and products sold (as defined in section 5.1.2.1.2 "Cost of Services and Products Sold of the PagesJaunes in France Segment [Pro Forma]") dropped sharply by 9.3% between 2003 and 2004. Commercial costs, which mainly include the staffing costs in relation to the sales force, went up by 3.0% over the two periods, while revenue went up by 7.3%. Administrative costs, which particularly include costs for support functions, went up slightly by 2.4% over the two periods to 5.6% of revenue.

The Group share pro forma net consolidated results come to 228.2 million euros on 31 December 2004 compared to 182.6 million euros in 2003, which is an increase of 25.0%.

The discussion below presents the revenue, operating results and well as some pro forma intermediate management balances for each of the segments in the Consolidated Group, the PagesJaunes in France segment and the International and subsidiaries segment.

5.1.2.1 Analysis of the Pro Forma Revenue and Operating Results for the PagesJaunes in France Segment

The following table shows the changes in revenue and the operating results for the PagesJaunes in France segment for the fiscal years ending on 31 December 2003 and 31 December 2004:

PagesJaunes in France	Fiscal Years ending on 31 December		Change as a %
(in millions of euros)	2004	2003	2004/2003
Printed directories	**618.9**	**595.0**	**4.0**
On-line services	**254.5**	**208.2**	**22.2**
Other businesses	**34.9**	**44.3**	**–21.2**
Revenue	**908.4**	**847.5**	**7.2**
Cost of services and products sold	(188.8)	(207.1)	–8.8
Commercial costs	(253.5)	(233.8)	8.4
Administrative costs	(40.6)	(37.6)	8.0
Research and development costs	(1.1)	(1.7)	–37.6
EBITDA	**424.3**	**367.2**	**15.5**
as a % of revenue	*46.7*	*43.3*	
Amortisation allowance (excluding goodwill)	(6.7)	(8.4)	–20.5
Operating income	**417.6**	**358.8**	**16.4**
as a % of revenue	*46.0*	*42.3*	

The PagesJaunes in France segment includes all activities involved in publishing and distributing the directories, selling advertising space in the paper and on-line directories, the business of creating and hosting websites, as well as other businesses (mostly publishing the PagesPro directories, selling on-demand access, the reverse directory QuiDonc and the Europages advertising representation).

5.1.2.1.1 Pro Forma Revenues for the PagesJaunes in France Segment

The following table shows how the pro forma consolidated revenue for the PagesJaunes in France segment is divided by product line for the fiscal years ending on 31 December 2003 and 31 December 2004 and changes in percentages in these lines between these two fiscal years:

PagesJaunes in France	Fiscal Years ending on 31 December		Change as a %
(in millions of euros)	2004	2003	2004/2003
Printed directories	**618.9**	**595.0**	**4.0**
PagesJaunes directory	505.2	482.4	4.7
l'Annuaire	113.8	112.6	1.0
On-line services	**254.5**	**208.2**	**22.2**
Internet	147.0	94.8	55.1
Minitel	85.0	92.5	– 8.2
Sites	22.6	20.9	7.7
Other businesses	**34.9**	**44.3**	**–21.2**
QuiDonc	7.3	8.1	–10.4
Other (1)	27.6	36.2	–23.6
Revenue	**908.4**	**847.5**	**7.2**

(1) Including PagesPro, access, Europages.

Revenues in the PagesJaunes in France segment increased by 7.2% between 2003 and 2004 and came to 908.4 million euros on 31 December 2004, mostly due to an increase in the number of advertisers combined with a rise in the average revenue per advertiser which went from 1,477 euros in 2003 to 1,533 euros in 2004. At the same time, apart from a price increase, the range of advertising products expanded, not only for on-line services especially with the launch of "Totem" display advertising on pagesjaunes.fr, but also in the printed directories with the introduction of new display products such as the publication in May 2004 for the Paris area of two new publishing products (PagesJaunes pocket edition and more widespread distribution of the "compact" format in May 2003 in the 15th district of Paris).

In 2004, the PagesJaunes in France segment had 583,836 advertisers compared to 561,180 advertisers in 2003. So, the number of new advertisers gained in 2004 was 98,365, an increase of over 16,000 compared to 2003, when the figure was 82,080.

Finally, in terms of sub-segments, the increase in revenue was fed both by a rise in the revenue from printed directories and by growth in Internet business, where the additional revenue volume was seven times higher than the reduction in revenue from PagesJaunes 3611.

Pro Forma Revenue From Printed Directories

Revenue from the printed directories grew by 4.0% between 31 December 2003 and came to 618.9 million euros on 31 December 2004. This was mostly the result of marketing advertising space in the PagesJaunes directory and l'Annuaire. Between 2003 and 2004, revenue for the PagesJaunes directory has grown by 4.7% to 505.2 million euros and revenue for l'Annuaire grew by 1.0% to 113.8 million euros. These increases were basically due to a rise in the number of advertisers (550,504 advertisers on 31 December 2004, compared to 532,041 advertisers on 31 December 2003), combined with the growth in average revenue per advertiser (from 1,118 euros in 2003 to 1,124 euros in 2004) facilitated by the joint effect of the price increase and development in advertising products comparable to local display.

Pro Forma Revenue From On-Line Services

Revenue from on-line services has grown by 22.2% between 2003 and 2004 and came to 254.5 million euros on 31 December 2004. Revenue from on-line services comes mostly from selling advertising products on on-line services (pagesjaunes.fr and PagesJaunes 3611) as well as the business of creating and hosting websites.

The number of advertisers in on-line services grew from 401,610 in 2003 to 420,941 in 2004. The 22.2% increase in revenues from on-line services is mostly due to growth in revenues generated by pagesjaunes.fr, growing from 52.2 million euros to 147.0 million euros on 31 December 2004. The 55.1% increase in revenues from pagesjaunes.fr was due mostly to a 15% increase in the number of advertisers on pagesjaunes.fr between 31 December 2003 and 31 December 2004 (307,953 advertisers on 31 December 2004 compared to 267,175 advertisers on 31 December 2003), and an increase in the average revenue per advertiser on pagesjaunes.fr (511 euros in 2004, compared to 380 euros in 2003). This increase in revenue is due in large part to an increased range of products, with the development of multimedia impact products on pagesjaunes.fr (launch of "Totem" display products on pagesjaunes.fr) and advertising products similar to local display, and a price increase at the same time as an increase in the audience.

Revenue from PagesJaunes 3611 went down by 8.2% between the fiscal years ending on 31 December 2003 and 2004, coming to 85.0 million euros on 31 December 2004 compared to 92.5 million euros on 31 December 2003, confirming the downward trend already noted in 2003 and reflecting in part a drop in the audience for PagesJaunes 3611 during 2004.

Revenue from the business of creating and hosting websites went up by 7.7% between 31 December 2003 and 31 December 2004. One third of this revenue figure results from the business with associated designing and creating websites. The other two thirds come from marketing service packages which include updating, hosting and on-line assistance. In addition, the introduction of innovative products (such as e-visit – 360 degree vision – or site update or audience tracking options) launched in April 2003 contributed to continuing repeat business and an increase in revenue in 2004 in a scattered and highly competitive market.

Pro Forma Revenue From Other Businesses

Revenue from the other businesses in the PagesJaunes in France segment went down by 21.2% between 2003 and 2004, coming to 34.9 million euros in 2004, which is 3.8% of the revenue in the segment. This revenue is mostly from the PagesPro business on Internet platforms, but also on-demand access sales to French and foreign operators, the reverse directory QuiDonc lookups by the Internet, Minitel and Audiotel, and the Europages business on print and Internet platforms. The drop in revenue from these businesses of 21.2% is mostly explained by the drop in sales of on-demand access (6.0 million euros in 2004 compared to 10.4 million euros in 2003). The drop in on-demand access revenue is a result of a substantial drop in retail prices imposed by a new legal environment, because of a court decision in September 2003 on retail prices for data by France Télécom. The cost of these services is now tied to the actual cost plus a reasonable margin for the capital invested. Revenue from the reverse directory QuiDonc dropped by 10.4% and came to 7.3 million euros on 31 December 2004. This reduction is explained by the drop in revenue from the reverse directory QuiDonc on Minitel (together with a drop in the audience for PagesJaunes 3611) which has not been offset by a significant increase in QuiDonc sales on the Internet.

5.1.2.1.2 Cost of Services and Products Sold in the PagesJaunes in France Segment (Pro Forma)

PagesJaunes in France	**Fiscal years ending on 31 December**		**Change as a %**
(in millions of euros)	**2004**	**2003**	**2004/2003**
Cost of services and products sold	(188.8)	(207.1)	− 8.8
as a % of revenue	*−20.8*	*−24.4*	

The cost of services and products sold in the PagesJaunes in France segment came to 188.8 million euros on 31 December 2004 and went down by 8.8% compared to 31 December 2003, while revenue in the segment went up by 7.2%. The cost of services and products sold basically involves publishing costs (buying paper, printing and distributing the printed directories), costs of hosting and distributing on-line directories as well as costs for buying, creating and updating databases and producing the advertisements. The cost of services and products sold represented 20.8% of revenues on 31 December 2004, compared to 24.4% on 31 December 2003. Costs for paper, printing and distribution represented 97.4 million euros in 2004, including 42.7 million euros for paper, compared to 106 million euros on 31 December 2003, including 49 million euros for paper. This overall drop in the cost of services and products sold is basically due to better management of paper, storage and printing costs, resulting mostly from a reduction in volumes of paper due to optimised pagination, but also to better negotiated prices with paper manufacturers and the cyclical drop in the price of paper. Costs for buying and creating databases went down following a renegotiation of the annual cost for database access contract with France Télécom at the start of 2004, and a drop in the cost of buying on-demand access, imposed by a new legal environment following a court decision in September 2003. In addition, up to and including 2003, PagesJaunes was paying Havas an annual fee of 9.1 million euros, payment of which stopped in 2004.

5.1.2.1.3 Commercial, Administrative and Research and Development Costs for the PagesJaunes in France Segment (Pro Forma)

PagesJaunes in France	**Fiscal years ending on 31 December**		**Change as a %**
(in millions of euros)	**2004**	**2003**	**2004/2003**
Commercial costs	(253.5)	(233.8)	8.4
Administrative costs	(40.6)	(37.6)	8.0
Research and development costs	(1.1)	(1.7)	−37.6
Commercial, administrative and R & D costs	**(295.2)**	**(273.2)**	**8.1**
as a % of revenue	*−32.5*	*−32.2*	

Commercial costs for the PagesJaunes in France segment came to 253.5 million euros on 31 December 2004, an 8.4% increase of 31 December 2003, which is similar to the increase in revenue, which went up by 7.2% in the same fiscal year. Commercial costs also represented 27.9% of revenue on 31 December 2004 compared to 27.6% on 31 December 2003. These commercial costs comprise salaries and training and administrative costs for the sales force, communication costs, commercial costs and costs for business premises, as well as administrative costs and a provision for bad debts.
Salaries and direct training for the sales force represented 13.4% of revenue on 31 December 2004, compared to 12.7% in 2003. The salaries of the sales force, mostly made up of commissions, are tied to the results reported for 2004. An increase in commercial costs management demonstrates the Group's desire to work more on attracting new customers by hiring new dedicated sales representatives, particularly in the second half of 2004, new telephone sales branches, the effect of which will be seen in revenue for 2005.
In addition, costs for premises used by the sales staff have slightly increased on 31 December 2004 compared to 31 December 2003 following the creation of new marketing branches at the end of 2003 and beginning of 2004, together with an increase in the number of sales staff and the creation of a new sales channel to develop new customers. This strengthening of the sales teams constitutes an investment in future revenue.
The administrative costs for the PagesJaunes in France segment came to 40.6 million euros on 31 December 2004, which is an increase of 8.0% compared to 31 December 2003. As a percentage of revenue, administrative costs remain almost stable and represent 4.5% of revenue for 2004, compared to 4.4% in 2003.
These administrative costs are made up of the costs for support functions, some provisions for risks and charges as well as costs for assistance and trademark fees paid to the France Télécom group. In addition, 1.1 million euros was devoted to research and development on 31 December 2004. Research and development costs are mostly made up of staffing costs for the teams in charge of developing platforms and associated products, as well as external charges for research services from France Télécom R & D. The purpose of these services is to develop functionalities and product and service prototypes. PagesJaunes in France research and development costs went down by 0.6 million euros on 31 December 2004 compared to 31 December 2003. It should be noted that work on new products and services is also performed by the operations departments but is not classified with research and development.

5.1.2.1.4 Pro Forma EBITDA for the PagesJaunes in France Segment

The EBITDA for the PagesJaunes in France segment went up by 15.5% between 2003 and 2004 and came to 424.3 million euros on 31 December 2004. The EBITDA margin for this segment went from 43.3% to 46.7% between 2003 and 2004, which is an increase of 3.4 points in the EBITDA margin for the fiscal year. This performance is mostly the result of an increase in revenue and cost control, and to a lesser extent, to the charge for the Havas fee paid in 2003 which was no longer paid in 2004.

5.1.2.1.5 Amortisation Allowance for the PagesJaunes in France Segment (Pro Forma)

The amortisation allowance went down by 20.5% between 2003 and 2004 and came to 6.7 million euros in 2004, which is less than 1% of revenue for the segment. This reduction is explained by a lower level of investments reported between 2003 and 2004 following rationalisation and optimisation of computer equipment purchases.

5.1.2.1.6 Pro Forma Operating Results for the PagesJaunes in France Segment

The operating results for the PagesJaunes in France segment went up by 16.4% between 2003 and 2004 and came to 417.6 million euros in 2004.

5.1.2.2 Analysis of the Pro Forma Revenue and Operating Results for the International & Subsidiaries Segment

The following table shows the change in pro forma revenue and pro forma operating results for the International & Subsidiaries segment for the fiscal years ending on 31 December 2003 and 31 December 2004:

International & Subsidiaries	Fiscal years ending on 31 December		Change as a %
(in millions of euros)	2004	2003	2004/2003
QDQ Media	**36.5**	**32.0**	**13.9**
Other subsidiaries	**39.3**	**37.8**	**3.8**
Revenue	**75.7**	**69.8**	**8.4**
Cost of services and products sold	(24.3)	(27.8)	–12.6
Commercial costs	(47.6)	(58.5)	–18.8
Administrative costs	(14.7)	(16.4)	–10.4
Research and development costs	–	–	–
EBITDA	**(10.9)**	**(33.0)**	**67.0**
as a % of revenue	*–14.3*	*–47.2*	
Amortisation allowance (excluding goodwill)	(3.6)	(4.2)	–13.1
Operating results	**(14.5)**	**(37.1)**	**–61.0**
as a % of revenue	*–19.1*	*–53.2*	

5.1.2.2.1 Pro Forma Revenue for the International & Subsidiaries Segment

The following table shows how the pro forma consolidated revenue for the International & subsidiaries segment are divided by product line for the fiscal years ending on 31 December 2003 and 31 December 2004 and changes in percentages in these lines between these two fiscal years:

International & subsidiaries	Fiscal years ending on 31 December		Change as a %
(in millions of euros)	2004	2003	2004/2003
QDQ Media	**36.5**	**32.0**	**13.9**
Other subsidiaries	**39.3**	**37.8**	**3.8**
Kompass France	24.7	24.2	2.1
Wanadoo Data	11.5	11.0	4.9
Mappy (formerly Wanadoo Maps)	3.0	2.6	15.4
Revenue	**75.7**	**69.8**	**8.4**

Revenue for the International & subsidiaries segment has grown by 8.4% compared to 31 December 2003 and comes to 75.7 million euros in 2004.

QDQ Media

QDQ Media revenue grew by 13.9% in 2004 compared to 2003 to come to 36.5 million euros. This revenue is from selling advertising space in the QDQ Media printed and on-line directories (QDQ.com).
The increase in revenue is the result of a rise in the average revenue per advertiser in 2004 compared to 2003, and a significant reduction in credit for past issues resulting from an improvement in the quality of the platforms.
The share of revenue from on-line business doubled to represent 9.6% of revenue in 2004 compared to 5.5% in 2003. The number of on-line advertisers on QDQ.com went from 11,200 on 31 December 2003 to 24,685 on 31 December 2004.

Other Subsidiaries

Kompass France

Kompass France's revenue went up by 2.1% compared to 2003 and came to 24.7 million euros in 2004. Kompass France's revenue comes from marketing the Kompass information system which covers sales of advertising space and data in print, on CD-Rom, Minitel and the Internet. The increase in revenue in 2004 is the result of a rise in the number of advertisers. The audience for the Kompass.com website has also grown sharply over the fiscal year.

Wanadoo Data

Wanadoo Data's revenue went up by 4.9% in 2004 compared to 2003 and came to 11.5 million euros. This mostly comes from selling customer prospect files and providing computer services for restructuring and enhancing files created from more than one database.

Mappy (formerly Wanadoo Maps)

Mappy's revenue went up by 15.4% compared to 2003 and came to 3.0 million euros in 2004. Mappy's revenue mostly comes from fees charged for using its mapping services platform, selling the distribution rights for its photographs and updating them, and selling advertising space on its website mappy.com.

5.1.2.2.2 Cost of Services and Product Sold for the International & Subsidiaries Segment (Pro Forma)

International & subsidiaries	**Fiscal years ending on 31 December**		**Change as a %**
(in millions of euros)	**2004**	**2003**	**2004/2003**
Cost of services and products sold	**(24.3)**	**(27.8)**	**–12.6**
as a % of revenue	*–32.1*	*–39.9*	

The cost of services and products sold basically covers publishing costs (buying paper, printing and distributing the printed directories), costs for hosting and distributing on-line directories as well as costs for buying, creating and updating databases and producing advertisements.
The cost of services and products sold has sharply decreased by 12.6% in 2004 compared to 2003. This significant drop is the result of major savings on paper purchases and printing costs at QDQ Media, because it was able to get pricing similar to that of PagesJaunes France. These cost savings were increased by gains in productivity thanks to the partial transfer to in house production, to a change in the format of the printed directories, optimising the page layout of QDQ Media's printed directories and a cyclical drop in the price of paper.

5.1.2.2.3 Commercial and Administrative Costs for the International & Subsidiaries Segment (Pro Forma)

International & subsidiaries	**Fiscal years ending on 31 December**		**Change as a %**
(in millions of euros)	**2004**	**2003**	**2004/2003**
Commercial costs	(47.6)	(58.5)	–18.8
Administrative costs	(14.7)	(16.4)	–10.4
Commercial and administrative costs	**(62.3)**	**(74.9)**	**–16.9**
as a % of revenue	*–82.2*	*–107.3*	

Commercial costs comprise salaries and training and administrative costs for the sales force, communication costs, commercial costs and costs for business premises, as well as administrative costs and a provision for bad debts. Commercial costs went down by 18.8% between 2003 and 2004 and came to 47.6 million euros in 2004. This drop is mainly the result of better collection from customers in 2003 at QDQ Media, which led to a significant drop in old debts, as well as drop in communications costs for QDQ Media. Administrative costs went down by 10.4% in 2004 compared to 2003 and came to 14.7 million euros in 2004. This drop is mostly due to a reduction in salaried staff as the result of a restructuring plan carried out at QDQ Media and completed at the start of 2004.

5.1.2.2.4 Pro Forma EBITDA for the International & Subsidiaries Segment

The EBITDA shows a loss of 10.9 million euros in 2004, compared to a loss of 33.0 million euros in 2003. The losses were divided into three parts over the two periods, or into three if we exclude exceptional depreciation for debts in 2003 at QDQ Media. The improvement in the EBITDA comes from an increase in revenue in all companies in the International & subsidiaries segment, combined with a significant improvement in QDQ Media's profitability as a result of its restructuring plan. In addition, the other subsidiaries in the segment have overall positive EBITDAs.

5.1.2.2.5 Amortisation Allowance for the International & Subsidiaries Segment (Pro Forma)

The amortisation allowance has dropped between 2003 and 2004 and came to 3.6 million euros in 2004.

5.1.2.2.6 Pro Forma Operating Results for the International & Subsidiaries Segment

The operating results for the International & subsidiaries business show a loss of 14.5 million euros in 2004, compared to a loss of 37.1 million euros in 2003. This improvement basically comes from an improvement in the profitability of QDQ Media.

5.1.2.3 Analysis of the Pro Forma Consolidated Net Results

The table below shows the consolidated net results for the Consolidated Group generated by all its business in the fiscal years ending on 31 December 2003 and 31 December 2004:

PagesJaunes Group consolidated pro forma results statement	Fiscal Years ending on 31 December		Change as a %
(in millions of euros)	2004	2003	2004/2003
Operating income	**403.1**	**321.7**	**25.3**
Net non-operating income (charges)	18.5	19.1	–3.3
Other net non-operating income (charges)	(9.6)	(3.1)	n/a
Corporate tax	(148.8)	(123.4)	20.5
Employee profit sharing	(29.9)	(26.9)	11.4
Share in results of equity method companies	0.8	1.2	n/a
Results before amortisation of goodwill and minority interests	**234.1**	**188.5**	**24.2**
Amortisation of goodwill	(5.9)	(5.9)	–
Minority interests	–	–	–
Net consolidated income of the Group	**228.2**	**182.6**	**25.0**

5.1.2.3.1 Net Pro Forma Non-Operating Income

Net non-operating income went down slightly by 3.3% between 2003 and 2004 and came to 18.5 million euros in 2004. This reduction is mainly due to a reduction in salaries. This non-operating income is mostly made up of investments products with France Télécom at market rates (see section 4.5.5 "Cash Management Agreements").

5.1.2.3.2 Other Non-Operating Income and Charges (Pro Forma)

On 31 December 2004, other non-operating income and charges came to –9.6 million euros, compared to –3.1 million euros in 2003. This line includes the costs associated with the Company's IPO set at 8.1 million euros on 31 December 2004, made up of fees and advertising and communications costs associated with this operation. In 2003, other non-operating income and charges came to –3.1 million euros and included a provision for securities of 2.4 million euros for securities of the Lebanese subsidiary and restructuring costs for QDQ Media of 1.1 million euros.

5.1.2.3.3 Corporate Tax (Pro Forma)

On 31 December 2004, the Consolidated Group showed a corporate tax charge of 148.8 million euros, an increase of 20.5% over 2003.

Because of the distribution by the Company of 236.0 million euros before the IPO, 24.9 million euros of which were taken from the special reserve for long term gains, and therefore carried over to the taxable results for 2004, the Company booked an additional corporate tax of 4.6 million euros in 2004. In 2004, the Company decided to adopt the tax integration plan set out in articles 223A and following of the French General Tax French Code. This option allows the creation of a consolidated group from a tax point of view, which comprises, in addition to the Company, all its French subsidiaries meeting the conditions required for membership. This option will go into effect starting on 1 January 2005 for a period of five fiscal years.

5.1.2.3.4 Employee Profit Sharing (Pro Forma)
Employee profit sharing in the French consolidated companies, mutualised in the France Télécom group, and implemented in accordance with current regulations, resulted in a charge of 29.9 million euros in 2004, compared to 26.9 million in 2003.

5.1.2.3.5 Share of Results From Companies Using the Equity Method (Pro Forma)
The results from companies using the equity method is made up of the contribution from Eurodirectory, whose share comes to 0.8 million euros in 2004. Eurodirectory, which owns 49% of the Editus company in Luxembourg, was 50% owned by the Company until 14 October 2004, and then 100% thereafter.

5.1.2.3.6 Amortisation of Goodwill (Pro Forma)
Amortisation of goodwill comes to 5.9 million euros for 2004, the same amount as that reported for 2003. It is basically made up of amortisation of goodwill for the QDQ Media and Mappy companies.

5.1.2.3.7 Net Income (Pro Forma)
The net results Group share came to 228.2 million euros on 31 December 2004 compared to 182.6 million euros on 31 December 2003.

5.1.3 Comparison Between the Fiscal Years Ending on 31 December 2003 and 31 December 2004

The table below shows the changes in pro forma revenue and in the pro forma operating results of the Consolidated Group between the fiscal years ending on 31 December 2002 and 2003:

PagesJaunes Group (in millions of euros)	**2003**	**2002**	**2003/2002 Change as a %**
PagesJaunes in France	**847.5**	**797.6**	**6.3**
International & subsidiaries	**69.8**	**73.5**	**–5.0**
Revenue	**917.3**	**871.1**	**5.3**
Cost of services and products sold	(234.9)	(239.4)	–1.9
Commercial costs	(292.4)	(289.7)	0.9
Administrative costs	(54.0)	(61.6)	–12.3
Research and development costs	(1.7)	(2.4)	–28.2
EBITDA	**334.2**	**278.0**	**20.2**
as a % of revenue	*36.4*	*31.9*	
Allowance for amortisation (excluding goodwill)	(12.6)	(14.9)	–15.8
Operating income	**321.7**	**263.0**	**22.3**
as a % of revenue	*35.1*	*30.2*	
Net non-operating income (charges)	19.1	15.8	21.3
Other net non-operating income (charges)	(3.1)	39.6	–107.9
Corporate tax	(123.4)	(121.5)	1.6
Employee profit sharing	(26.9)	(24.6)	9.2
Share in results of equity method companies	1.2	1.0	17.2
Results before amortisation of goodwill and minority interests	**188.5**	**173.3**	**8.7**
Amortisation of goodwill	(5.9)	(4.1)	42.9
Minority interests	–	–	–
Consolidated net income of the Group	**182.6**	**169.2**	**7.9**

The pro forma revenue for the Consolidated Group went up by 5.3% between 2002 and 2003 and came to 917.3 million euros in 2003. This change is mostly explained by an increase in the average revenue per advertiser in France, which was achieved partly thanks to a marketing development plan started at the beginning of 2002 which gave results for the 2003 edition, marketing for which started in April 2002. The EBITDA went up by 20.2% between 2002 and 2003 and came to 334.2 million euros in 2003. The EBITDA margin compared to revenue went from 31.9% in 2002 to 36.4% in 2003, resulting in a significant improvement in the profitability of the Consolidated Group. This improvement results from an increase in revenue and good cost control, particularly by optimising publishing costs for the printed directories. Also, the cost of services and products sold went down by 1.9% between 2002 and 2003. Commercial costs which include salaries for the sales staff remained stable during the period, while revenue went up by 5.3%. Administrative costs for the 2002 fiscal year, which include costs for support functions, included an exceptional provision of 7.3 million euros for lawsuits stemming from the marketing reorganisation. Apart from this provision, administrative costs remained stable.
The pro forma consolidated net income of the Group came to 182.6 million euros at the end of 2003 compared to 169.2 million euros at the end of 2002. The 2002 results include the sale of buildings owned by the Company in Sèvres to a consortium of property investors, for a price of about 86 million euros, which gave a gain after the lease option was exercised, of an after-tax amount of 24.7 million euros. The result before amortisation of goodwill and minority interest

came to 188.5 million euros in 2003, which is an increase, excluding the sale of the buildings in Sèvres, of 26.8% between 2002 and 2003.
The discussion which follows shows the revenue, operating results as well as some pro forma intermediate management balances for each of the two segments of the Consolidated Group, the PagesJaunes in France segment and the International & subsidiaries segment.

5.1.3.1 Analysis of Pro Forma Revenue and Operating Results for the PagesJaunes in France Segment

The following table shows changes in revenue and the operating results for the PagesJaunes in France segment between the fiscal year ending on 31 December 2003 and the fiscal year ending on 31 December 2002:

PagesJaunes in France (in millions of euros)	**2003**	**2002**	**2003/2002 Change as a %**
Printed directories	**595.0**	**564.7**	**5.4**
On-line services	**208.2**	**185.3**	**12.4**
Other businesses	**44.3**	**47.6**	**–6.9**
Revenue	**847.5**	**797.6**	**6.3**
Cost of services and products sold	(207.1)	(211.7)	–2.2
Commercial costs	(233.8)	(227.3)	2.9
Administrative costs	(37.6)	(45.1)	–16.6
Research and development costs	(1.7)	(2.4)	–28.2
EBITDA	**367.2**	**311.1**	**18.0**
as a % of revenue	*43.3*	*39.0*	
Allowance for amortisation (excluding goodwill)	(8.4)	(9.4)	–10.2
Operating income	**358.8**	**301.7**	**18.9**
as a % of revenue	*42.3*	*37.8*	

5.1.3.1.1 Pro Forma Revenue for the PagesJaunes in France Segment

The following table shows how the pro forma consolidated revenue for the PagesJaunes in France segment is divided up by product line for the fiscal years ending on 31 December 2003 and 2002 and changes in the percentage of these lines between these two fiscal years:

PagesJaunes in France (in millions of euros)	**2003**	**2002**	**2003/2002 Change as a %**
Printed directories	**595.0**	**564.7**	**5.4**
PagesJaunes directory	482.4	455.4	5.9
l'Annuaire	112.6	109.2	3.1
On-line services	**208.2**	**185.3**	**12.4**
Internet	94.8	64.6	46.6
Minitel	92.5	100.1	–7.6
Sites	20.9	20.6	1.9
Other businesses	**44.3**	**47.6**	**–6.9**
QuiDonc	8.1	8.3	–1.5
Other (1)	36.2	39.3	–8.0
Revenue	**847.5**	**797.6**	**6.3**

(1) Including PagesPro, access and Europages.

Revenue for the PagesJaunes in France segment went up by 6.3% between 2002 and 2003 and came to 847.5 million euros in 2003, mostly thanks to an increase in average revenue per advertiser from 1,384 euros in 2002 to 1,477 euros in 2003. In fact, actions aimed at increasing marketing efficiency were undertaken in 2002 together with the plan for marketing changes, particularly in a different division of existing advertisers over the sales channels, which led to an increase in the average revenue per advertiser. At the same time, apart from a price increase, the range of advertising products was expanded, not only for on-line services but also for printed directories with the introduction of new display products.
In 2003, the PagesJaunes in France segment had 561,180 advertisers, which was just about stable compared to 2002 (560,453 advertisers). This stability is explained by the fact that number of new advertisers gained in 2003 was lower than that in 2002, because the plan for marketing changes affected the balance for 2003 between the various sales channels to the detriment of Prospects Telephone Sales. So, the number of new advertisers gained in 2003 was 82,080, compared to 89,083 in 2002.

Finally, in terms of sub-segments, the increase in revenue was fed both by the increase in revenue for the printed directories and the growth of Internet business, which more than offset the reduction in revenue for PagesJaunes 3611.

Pro Forma Revenue From the Printed Directories

Revenue from the printed directories grew by 5.4% between 2002 and 2003 and came to 595.0 million euros in 2003. This is mainly the result of marketing advertising space in the PagesJaunes directory and l'Annuaire. Between 2002 and 2003, revenue from the PagesJaunes directory went up by 5.9% and those of l'Annuaire by 3.1%. These increases are explained essentially by the increase in average revenue per advertiser (from 1,063 euros in 2002 to 1,118 euros in 2003), due to the joint effect of a price increase and the introduction of new advertising products similar to local display advertising.

In 2003, the printed directory sub-segment had 532,041 advertisers, which was almost stable compared to 2002 (531,270 advertisers). This stability is explained by the fact that the number of new advertisers gained in 2003 was lower than that in 2002, because the plan for marketing changes affected the balance for 2003 between the various sales channels to the detriment of Prospects Telephone Sales.

Pro Forma Revenue From On-Line Services

Revenue from on-line services went up by 12.4% between 2002 and 2003 and came to 208.2 million euros in 2003. Revenue from on-line services mostly came from selling advertising space on on-line services (pagesjaune.fr and PagesJaunes 3611) as well as creating and hosting websites. The number of advertisers on these on-line services went up from 391,842 in 2002 to 401,610 in 2003.

The 12.4% increase in revenue from on-line services between 2002 and 2003 is mostly the result of an increase in revenue generated by pagesjaunes.fr. The 46.6% increase in revenue for pagesjaunes.fr is a result of an increase of 15.3% in the number of advertisers on pagesjaunes.fr between 2002 and 2003 (267,175 advertisers on 31 December 2003 compared to 231,806 advertisers on 31 December 2002) and an increase in the average revenue per advertiser on pagesjaunes.fr (380 euros in 2003, compared to 297 euros in 2002). This increase in average revenue per advertiser is especially due to an enhanced range of products, with the development of multimedia impact products on pagesjaunes.fr (audio spots, video clips) and advertising products similar to local display, and a price increase at the same time as a larger audience.

Revenue from PagesJaunes 3611 went down by 7.6% between 2002 and 2003, and came to 92.5 million euros in 2003 compared to 100.1 million euros in 2002, confirming a downward trend noted between 2001 and 2002, reflecting the drop in audience for PagesJaunes 3611. Revenue from creating and hosting websites went up by 1.9% between 2002 and 2003 and came to 20.9 million euros on 31 December 2003. A third of this revenue came from activities relating to designing and creating websites. The other two thirds came from marketing service packages including updates, hosting and on-line assistance. In addition, the introduction of innovative services (such as e-visit – 360 degree viewing – or site update management options or audience tracking) have contributed to repeat business and maintaining revenue in 2003 in a scattered and highly competitive market.

Pro Forma Revenue From Other Businesses

Revenue from other businesses in the PagesJaunes in France segment went down by 6.9% between 2002 and 2003, coming to 44.3% million euros in 2003, which is 5.2% of revenue in the segment. This revenue mostly comes from the PagesPro business in printed and Internet format, selling on-demand access to French and foreign operators, the reverse directory QuiDonc searches on the Internet, Minitel and Audiotel, and the Europages business in printed and Internet format. The drop in revenue for these businesses by 6.9% is mostly explained by the drop in revenue for selling on-demand access (10.4 million euros in 2003 compared to 13.6 million euros in 2002). This is the result of a significant drop in retail prices imposed by a new legal environment, due to a court decision in September 2003. The cost of these services is now set at the actual cost plus a reasonable margin for capital invested. Revenue from the PagesPro, QuiDonc and Europages remained stable in 2003 compared to 2002.

5.1.3.1.2 Cost of Services and Products Sold in the PagesJaunes in France Segment (Pro Forma)

PagesJaunes in France (in millions of euros)	**2003**	**2002**	**2003/2002 Change as a %**
Cost of services and products sold	(207.1)	(211.7)	–2.2
as a % of revenue	*–24.4*	*–26.5*	

The cost of services and products sold in the PagesJaunes in France segment came to 207.1 million euros in 2003 and went down by 2.2% compared to 2002, while the revenue for the segment went up 6.3%. The cost of services and products sold represented 24.4% of revenue in 2003, compared to 26.5% in 2002. Costs for paper, printing and distribution represented 106.0 million euros in 2003, including 49.0 million euros for paper, compared to 119.2 million euros in 2002, of which 54.7 million euros was for paper.

This overall drop in the cost of services and products sold is basically due to better cost management for paper, printing and distribution, resulting from the implementation of new software to optimise pagination, and negotiated prices with paper manufacturers and directory distributors. These costs also went down due to the cyclical drop in the price of paper. In addition, up to and including 2003, PagesJaunes was paying Havas an annual fee of 9.1 million euros. This charge will no longer be paid starting in 2004.

5.1.3.1.3 Commercial, Administrative and Research and Development Costs for the PagesJaunes in France Segment (Pro Forma)

PagesJaunes in France (in millions of euros)	**2003**	**2002**	**2003/2002 Change as a %**
Commercial costs	(233.8)	(227.3)	2.9
Administrative costs	(37.6)	(45.1)	–16.6
Research and development costs	(1.7)	(2.4)	–28.2
Commercial, administrative and R & D costs	**(273.2)**	**(274.8)**	**–0.6**
as a % of revenue	*–32.2*	*–34.5*	

Commercial costs for the PagesJaunes in France segment came to 233.8 million euros in 2003, an increase of 2.9% over 2002, which is a slower increase than in revenue, which went up by 6.3% over the same fiscal year. Commercial costs represented 27.6% of revenue in 2003, compared to 28.5% in 2002. Salaries and direct training for the sales force represented 12.7% of revenue in 2003, compared to 13.5% in 2002. The salaries of the sales force, mostly made up of commissions, mostly depend on sales results. An increase in commercial costs management demonstrates the Group's desire to optimise its revenue and commercial costs, without changing its goal of increasing the number of new advertisers. This desire was put into practice especially at the beginning of 2002 by setting up a new organisation for field sales teams and changing the contracts for sales staff as part of the new marketing plan, which had a measurable effect on the 2003 edition.

Administrative costs in the PagesJaunes in France segment came to 37.6 million euros in 2003, which is a reduction of 16.6% compared to 2002. Administrative costs represented 4.4% of revenue in 2003, compared to 5.7% in 2002. The accounts closed on 31 December 2002 particularly include a provision of 7.3 million euros for lawsuits associated with the application of the new marketing plan. Apart from this provision, administrative costs as a percentage of revenue went down in 2003, going from 4.7% to 4.4% of revenue. They include fees for assistance and trademark fees paid to the France Télécom group for 8.5 million euros in 2003. Because of the upcoming transfer to PagesJaunes of a certain number of support functions, these costs will be reduced starting in 2005 to about 6 million euros.

In addition, 1.7 million euros in 2003 were devoted to research and development. The goal of these services is to develop new functionalities and prototypes for products and new service offerings. Apart from purchases of editorial content, booked under research and development costs in 2002 for 0.8 million euros, research and development costs for PagesJaunes in France went up by 0.1 million euros in 2003. It should be noted that work on new products and services is also performed by the operations departments but is not classified with research and development.

5.1.3.1.4 Pro Forma EBITDA for the PagesJaunes in France Segment

The EBITDA for the PagesJaunes in France segment went up by 18.0% between 2002 and 2003 and came to 367.2 million euros in 2003. The EBITDA margin for this segment went from 39.0% to 43.3% between 2002 and 2003. This performance is a result of increased revenue and cost control, and to a lesser extent, to the exceptional provision for lawsuits associated with the new marketing plan booked in 2002.

5.1.3.1.5 Amortisation Allowance for the PagesJaunes in France Segment (pro Forma)

The amortisation allowance (excluding goodwill) went down by 10.2% between 2002 and 2003 and came to 8.4 million euros in 2003, which is less than 1% of the revenue for the segment.

5.1.3.1.6 Pro Forma Operating Income for the PagesJaunes in France Segment

The operating results for the PagesJaunes in France segment went up by 18.9% between 2002 and 2003 and came to 358.8 million euros in 2003. The increase of about 57.1 million euros compared to 2002 is a result of the increase in revenue and cost control, and to a lesser extent to the exceptional provision taken in 2002 for litigation relating to the commercial development plan.

5.1.3.2 Analysis of Pro Forma Revenue and Operating Results for the International & Subsidiaries Segment

The following table shows changes in the pro forma revenue and pro forma operating results for the International & subsidiaries segment between the fiscal year ending on 31 December 2003 and the fiscal year ending on 31 December 2002:

International & subsidiaries (in millions of euros)	2003	2002	2003/2002 Change as a %
QDQ Media	**32.0**	**38.8**	**–17.4**
Other subsidiaries	**37.8**	**34.8**	**8.8**
Revenue	**69.8**	**73.5**	**–5.0**
Cost of services and products sold	(27.8)	(27.7)	0.4
Commercial costs	(58.5)	(62.5)	–6.3
Administrative costs	(16.4)	(16.5)	–0.6
Research and development costs	–	–	–
EBITDA	**(33.0)**	**(33.1)**	**–0.5**
as a % of revenue	*–47.2*	*–45.0*	
Allowance for amortisation (excluding goodwill)	(4.2)	(5.6)	–25.1
Operating income	**(37.1)**	**(38.7)**	**–4.1**
as a % of revenue	*–53.2*	*–52.6*	

5.1.3.2.1 Pro Forma Revenue for the International & Subsidiaries Segment

The following table shows how the pro forma consolidated revenue for the International & subsidiaries segment is divided by product line for the fiscal years ending on 31 December 2003 and 31 December 2002 and changes in the percentages for these lines between these two fiscal years:

International & subsidiaries (in millions of euros)	2003	2002	2003/2002 Change as a %
QDQ Media	**32.0**	**38.8**	**–17.4**
Other subsidiaries	**37.8**	**34.8**	**8.8**
Kompass France	24.2	23.7	2.3
Wanadoo Data	11.0	11.1	–1.0
Wanadoo Maps	2.6	–	–
Revenue	**69.8**	**73.5**	**–5.0**

Revenue for the International & subsidiaries segment went down by 5.0% between 2002 and 2003, and came to 69.8 million euros in 2003.

Apart from Wanadoo Maps, the change in revenue shows a drop of 8.6% which is mostly the result of a drop in revenue for QDQ Media.

QDQ Media

Revenue for QDQ Media went down by 17.4% between 2002 and 2003, coming to 32.0 million euros in 2003. This revenue comes from the sale of advertising space in QDQ Media's printed and on-line directories (QDQ.com). The drop in revenue for QDQ Media between 2002 and 2003 is mostly due to the results of the efforts made to improve its sales, which led to some customers not being approached again who had a history of non-payment or questionable solvency. In particular, contracts signed with some "major accounts" were not renewed in 2003 after it was difficult or even impossible to collect from them. Following these non-renewals, the revenue for "major accounts" went from about 11 million euros in 2002 (which is 28% of revenue) to about 2 million euros in 2003 (which is 6% of revenue), and this drop was partially offset by an increase of 8% in revenue in the other categories of advertisers. These decisions resulted in a significant increase in the allowance for provisions for depreciating customer receivables over the year.

The number of QDQ Media advertisers increased slightly from 81,355 in 2002 to 82,517 in 2003. The average revenue per advertiser dropped between 2002 and 2003, mostly due to the non-renewal of certain "major account" advertisers.

The shares of revenue from on-line business represented 5.5% of revenue in 2003, compared to 1.8% in 2002. This percentage continues to grow thanks to the combined efforts of our sales and marketing staff.

Other Subsidiaries

Kompass France

Revenue for Kompass France went up by 2.3% between 2002 and 2003 and came to 24.2 million euros in 2003. Kompass France's revenue comes from marketing the Kompass information system plus direct marketing services. The audience for the website Kompass.com, calculated based on the number of visits, increased significantly in 2003.

Wanadoo Data

Revenue for Wanadoo Data remained stable between 2002 and 2003 and came to 11.0 million euros in 2003. In 2003, the marketing database business, which went up by 1.0 million euros compared to 2002, offset the drop in the marketing of prospective customer files, which was subjected to competitive pricing pressure.

Wanadoo Maps

Wanadoo Maps came under the scope of the Consolidated Group on 1 January 2003. Revenue from Wanadoo Maps comes mainly from the fees charged for using its range of mapping services, selling distribution rights to its photographs and updating them. In 2003, Wanadoo Maps revenue was 2.6 million euros, of which nearly a third came from Wanadoo.

5.1.3.2.2 Cost of Services and Products Sold in the International & Subsidiaries Segment (Pro Forma)

International & subsidiaries (in millions of euros)	**2003**	**2002**	**2003/2002 Change as a %**
Cost of services and products sold	(27.8)	(27.7)	0.4
as a % of revenue	*-39.9*	*-37.7*	

In spite of the inclusion of Wanadoo Maps in the scope of the Consolidated Group as of 1 January 2003, which contributed 2.3 million euros to the cost of services and products sold, the costs of services and products sold remained stable between 2002 and 2003. Apart from this inclusion, the cost of services and products sold went down by 7.9% between 2002 and 2003, particularly due to the reduction in costs for QDQ Media. This drop in costs at QDQ Media is the result of negotiations carried out by QDQ Media with all its suppliers, using a lighter weight paper, and increased productivity achieved by partial in-house production of advertisements and optimising the design of the printed directories. QDQ Media was also able to take advantage of pricing similar to that given to PagesJaunes by its paper suppliers and printers.

5.1.3.2.3 Commercial and Administrative Costs for the International & Subsidiaries Segment (Pro Forma)

International & subsidiaries (in millions of euros)	**2003**	**2002**	**2003/2002 Change as a %**
Commercial costs	(58.5)	(62.5)	-6.3
Administrative costs	(16.4)	(16.5)	-0.6
Commercial and administrative costs	**(74.9)**	**(78.9)**	**-5.1**
as a % of revenue	*-107.3*	*-107.3*	

Commercial costs went down by 6.3% between 2002 and 2003 and came to 58.5 million euros in 2003. However, the amount of commercial costs in 2002 reflects an additional cost of 6 million euros resulting from the depreciation of an asset entry created in 2001 for advances on salaries paid during this fiscal year. In addition, the amount of commercial costs in 2003 includes an allowance for a provision for depreciating customer receivables of 11.5 million euros (compared to 1.9 million euros in 2002). The 11.5 million euro allowance is part of the effort to clean up customer receivables not only for the 2003 fiscal year but also for previous fiscal years. Apart from these items, commercial costs went down by 13.9% between 2002 and 2003. This drop is mainly the result of a significant reduction in purchases of advertising space by the "major account" media clients, with whom revenue has decreased.

In 2003, administrative costs remained stable.

Apart from the inclusion of Wanadoo Maps, included in the scope of the Consolidated Group's business starting on 1 January 2003, administrative costs went down by 4.6% compared to 2002. This reduction is the result of actions to reduce structuring costs carried out throughout the France Télécom group.

5.1.3.2.4 Pro Forma EBITDA for the International & Subsidiaries Segment

In 2003 the EBITDA showed a loss of 33.0 million euros, stable compared to the loss of 33.1 million euros reported in 2002. This level of losses is mostly due to the non-renewal of the revenue generated by the "major account" customers at QDQ Media. The other subsidiaries maintained a positive EBITDA.

5.1.3.2.5 Amortisation Allowance for the International & Subsidiaries Segment (Pro Forma)

The amortisation allowance went down by 25.1% between 2002 and 2003, coming to 4.2 million euros in 2003. There was no significant accelerated amortisation in 2003. The amortisation allowance of 5.6 million euros in 2002 included accelerated amortisation of the marketplace marketing portal of Kompass.fr for 1.4 million euros. This amortisation was accelerated following an evaluation and analysis of the outlook for this asset.

5.1.3.2.6 Pro Forma Operating Results for the International & Subsidiaries Segment

The operating results for the International & subsidiaries segment in 2003 showed a loss of 37.1 million euros, compared to a loss of 38.7 million euros reported in 2002. These losses mostly come from the negative results of QDQ Media.

5.1.3.3 Analysis of the Pro Forma Consolidated Net Income

The table below shows the net consolidated results for the consolidated Group generated by all businesses during the fiscal years ending on 31 December 2002 and 31 December 2003:

PagesJaunes Group pro forma consolidated results statement	Fiscal years ending on 31 December		Change as a %
(in millions of euros)	2003	2002	2003/2002
Operating income	**321.7**	**263.0**	**22.3**
Net non-operating income (charges)	19.1	15.8	21.3
Other net non-operating income (charges)	(3.1)	39.6	–
Corporate tax	(123.4)	(121.5)	1.6
Employee profit sharing	(26.9)	(24.6)	9.2
Share in the results of companies using the equity method	1.2	1.0	17.2
Results before amortisation of goodwill and minority interests	**188.5**	**173.3**	**8.7**
Amortisation of goodwill	(5.9)	(4.1)	42.9
Minority interests	–	–	
Net consolidated income of the Group	**182.6**	**169.2**	**7.9**

5.1.3.3.1 Net Pro Forma Non-Operating Income

Net non-operating income went up by 21.3% between 2002 and 2003 and came to 19.1 million euros in 2003. This increase is mostly due an improvement in rates of return. This non-operating income is mostly made up investment products with France Télécom at market rates.

5.1.3.3.2 Other Non-Operating Income and Charges (Pro Forma)

In 2003, other non-operating income and charges came to –3.1 million euros (particularly including a securities provision of 2.4 million euros for securities of the Lebanese subsidiary and restructuring costs for QDQ Media of 1.1 million euros) compared to +39.6 million euros in 2002. In fact this amount included in 2002 the income from selling property in Sèvres belong to the Company for a price of 86 million euros which gave a gain of nearly 39.0 million euros before tax, before the lease option was exercised, which is 24.7 million euros after tax.

5.1.3.3.3 Corporate Tax (Pro Forma)

In 2003, the Consolidated Group reported corporate tax of 123.4 million euros, an increase of 1.9 million euros compared to 2002. It should be noted that in 2002 corporate tax included 14.3 million euros resulting from gains from the sale of the property in Sèvres. Because of the distribution by the Company of 236.0 million euros before the IPO, 24.9 million euros of which were taken from the special reserve for long term gains, and therefore carried over to the taxable results for 2004, the Company would be liable to an additional corporate tax of 4.6 million euros in 2004. The Company has decided to adopt the tax integration plan set out in articles 223A and following of the French General Tax Code by 31 March 2005. This option allows the creation of a consolidated group from a tax point of view, which comprises, in addition to the Company, all its French subsidiaries meeting the conditions required for membership. This option will go into effect starting on 1 January 2005 for a period of five fiscal years.

5.1.3.3.4 Employee Profit Sharing (Pro Forma)

Employee profit sharing in the French consolidated companies, implemented in accordance with current regulations, resulted in a charge of 26.9 million euros in 2003, compared to 24.6 million euros in 2002.

5.1.3.3.5 Share of Results From Companies Using the Equity Method (Pro Forma)

The results from companies using the equity method are made up of the contribution from Eurodirectory, which was 50% owned by the Company and whose share in 2003 came to 1.2 million euros, compared to 1.0 million euros in 2002.

5.1.3.3.6 Amortisation of Goodwill (Pro Forma)

Amortisation of goodwill came to 5.9 million euros for 2003, the same amount, compared to 4.1 million for 2002. This increase of 1.8 million euros between 2002 and 2003 is a result of the five-year amortisation of the goodwill of 8.8 million resulting from the purchase of Wanadoo Maps by the Company in 2003.

5.1.3.3.7 Net Income (Pro Forma)

The net income of the Group came to 182.6 million euros in 2003 compared to 169.2 million euros in 2002.

5.1.4 Pro Forma Consolidated Liquid Assets, Capital Resources and Investment Expenses

The following table shows pro forma changes in liquid assets for the Consolidated Group for the fiscal years ending on 31 December 2004, 31 December 2003 and 31 December 2002:

Pro forma net consolidated cash in hand	**Fiscal years ending on**		
(in millions of euros)	**31/12/2004**	**31/12/2003**	**31/12/2002**
Investment securities	0.3	11.6	11.4
Cash in hand	627.8	461.1	498.1
Total investment securities and cash in hand	**628.0**	**472.7**	**509.5**
Shareholder advances	3.3	3.3	3.3
Lease debts	–	–	0.3
Other non-operating debts	11.3	12.9	31.9
Gross non-operating debt	**14.6**	**16.2**	**35.5**
Under one year	14.6	16.2	35.4
Over one year	–	–	0.1
Net liquid assets	**613.5**	**456.5**	**474.0**

The Consolidated Group's pro forma liquid net assets on 31 December 2004 came to 613.5 million euros, compared to 456.5 million euros on 31 December 2003 and 474.0 million euros on 31 December 2002.

Since 1999, based on agreements renegotiated each year, the Consolidated Group has placed almost all its liquid assets with France Télécom.

The table below shows the pro forma fluctuations in liquid assets for the fiscal years ending on 31 December 2003 and 31 December 2004:

Table of pro forma consolidated fluctuations in liquid assets	**Fiscal years ending on 31 December**		
(in millions of euros)	**2004**	**2003**	**2002**
Net cash flow from operations	**358.3**	**252.3**	**175.1**
Net cash flow to investment operations	**(12.6)**	**(21.9)**	**29.6**
Net cash flow to financing operations	**(179.0)**	**(267.1)**	**(139.1)**
Net changes in liquid assets	166.7	(36.7)	65.6
Affect of variations in exchange rates on liquid assets	–	(0.3)	(0.8)
Liquid assets at start	461.1	498.1	433.2
Liquid assets at close	**627.8**	**461.1**	**498.1**

Pro forma liquid assets on 31 December 2004 came to 627.8 million euros compared to 461.1 million euros on 31 December 2003 and 498.1 million euros on 31 December 2002.

The net fluctuations in cash flow generated by operations increased by 42.0% between 2003 and 2004. This increase is associated with the improved EBITDA, which went from 334.2 million euros in 2003 to 413.4 million euros in 2004, but also to an improvement in requirements for operating funds. The significant drop in the resources needed for operating funds requirements in 2004 is explained in large measure by lower disbursements for corporate tax in 2004 compared to 2003.

In 2004, the net cash flow allocated to investment operations included current investments (operations, network, office automation and refurbishing) for 8.8 million euros, purchasing the Kompass Belgium company for 1.8 million euros, as well as buying 50% of the shares in Eurodirectory for 13.5 million euros. These investments were partly offset by the fact that in May 2004 several securities matured. In 2003, this same heading included basically the purchase of Mappy (formerly Wanadoo Maps) for 10.1 million euros as well as current investments for 11.5 million euros.

The net cash flow allocated to financing includes the distributions carried out in 2004 for 236.0 million euros compared to 248.1 million euros in 2003, the reduction between the two periods being explained by the distribution in 2003 of a carry forward. This item also includes a capital increase reserved for employees subscribed in July 2004 for 53.6 million euros.

5.1.5 Use of Estimates

Preparation of the financial statements drawn up according to generally accepted accounting standards required the Management of PagesJaunes to make some estimates and assumptions which affect the amounts appearing in these financial statements and the accompanying notes, particularly in regard to provisions for risks, deferred tax assets, and goodwill. The actual amounts could be different from the estimates.

Provisions for Risks and Depreciation
Receivables are valued at their face value, and a provision for depreciation is based on a review of the individual and collective risks, particularly taking late payments into account for customer receivables. The provisions made to date have therefore been based on past experience. However, the Group may have to adjust these provisions up or down based on the results reported.
However, an increase in the cost of bad debts of one fifth of their current amount would not have any significant effect on the Group's results.

Goodwill
Goodwill is considered a long-term asset and is amortised according to its estimated lifetime when the purchase is made. This lifetime is estimated by Management based on the period during which these assets will generate an economic benefit. The amortisation of this goodwill may be adjusted based on any differences noted between the business plans initially created and the actual one for the period.

Deferred Tax Assets
Determining our obligations and charges for taxes requires an interpretation of the tax law. Deferred tax assets are made up mostly of non-deductible charges for the year they are booked, which become tax deductible in the year these charges are actually paid, which requires the PagesJaunes Group to recalculate the items comprising these deferred tax assets each year.

5.1.6 Off-Balance Sheet Commitments and Risks

A summary of the significant off balance sheet commitments as of 31 December 2004 is as follows:

Contractual obligations	Total		Payments due by fiscal year	
(in millions of euros)		Under one year	One to five years	Over five years
Simple rental contracts	44.4	13.4	30.8	0.2
Commitments to buy goods and services	64.2	59.1	5.1	–
Total	**108.6**	**72.5**	**35.9**	**0.2**

Contractual commitments	Total		Payments due by fiscal year	
(in millions of euros)		Under one year	One to five years	Over five years
Guarantees and security deposits	0.9	0.9	–	–
Total	**0.9**	**0.9**	**–**	**–**

Rental Contracts
The rent costs posted in the results statement for the fiscal year ending on 31 December 2004 for simple rentals came to 14.4 million euros, the same amount as for the fiscal year ending on 31 December 2003. Of these 14.4 million euros, 9.5 million were billed by France Télécom. France Télécom's share of future commitments comes to 10.1 million euros for 2005 and 24.2 million euros for 2005 to 2009.

Commitments to Buy Goods and Services
For its business requirements, PagesJaunes makes a commitment to paper manufacturers based on annual contracts with firm commitments of volume. In addition, PagesJaunes also makes a commitment to printers based on three-year or two-year contracts and with distributors based on annual contracts to distribute PagesJaunes and l'Annuaire. These latter commitments are based only on provisional volumes to be ordered with no contractual minimum. These commitments are valued at 50.5 million euros due in December 2005. These amounts may vary based on the actual volume for each year. QDQ Media also has commitments to paper suppliers, with firm commitments for volumes, and with printers. These commitments come to 12 million euros, 8 million of which is due in December 2005 and 4 million euros due in December 2006.

Securities Purchases
The Group has made a commitment for a purchase in the direct marketing sector to consolidate the business of Wanadoo Data, for a maximum amount of 13 million euros.

Individual Training Rights
For individual training rights, for non-executive staff with open-ended contracts in the French companies of the PagesJaunes Group, the volume of hours in the available portion of these rights which has not been used comes to 43,648 hours as of 31 December 2004. No hours have been claimed by any employees.

Deconsolidating Arrangements and Ad Hoc Entities
The Group has not executed any deconsolidating arrangements during the years in question.
It has no contractual obligations with ad hoc entities.

Lawsuits and Arbitration Cases
The legal risks to which the Consolidated Group is exposed are described in note 23 to the consolidated accounts.

5.1.7 Implementation of the IFRS Standards (International Financial Reporting Standards) at the Group

Background to the Changeover to International Accounting Standards
In application of regulation No. 1606/2002 and pursuant to IFRS Standard 1, the adoption of IFRS standards as an accounting standard, the PagesJaunes Group's consolidated accounts for the fiscal year ending on 31 December 2005 will be drawn up based on international accounting standards with a comparison with the 2004 fiscal year using the same standards.

To publish this comparative information, PagesJaunes will have to drawn up an opening balance sheet on 1 January 2004, which is the starting point for applying IFRS standards and the date on which the impact of the changeover will be recorded in shareholder equity. PagesJaunes will also have to restate all the cash flow for the 2004 fiscal year to make this comparative presentation.

Conversion Project Organisation

In this regard, as part of the measures taken by France Télécom, PagesJaunes implemented a project to convert to the international standards (IAS/IFRS) in July 2003, to identify and state the main differences in accounting methods in December 2004, to start the work to prepare the opening balance for 1 January 2004 as well as restating the monthly cash flow for the 2004 fiscal year. Because of the low implementation of some standards, the limited number of interpretations and the fact that they are not final until 31 December 2005, the analysis of some Group transactions may change.

To ensure uniformity in accounting policies and implementation within France Télécom, the IFRS conversion project is carried out by a central team that leads the whole project for the Group and its sub-groups, including PagesJaunes.

PagesJaunes is a participant in the main supervisory groups involved, to make sure the project is successful and to measure its progress. The main supervisory groups involved in ensuring the success of the Group and measuring its progress are at three levels:

> a programme leadership committee with the main people involved in the Group and its sub-groups;

> a technical committee in charge of preapproval of the IFRS technical points and options, containing the main people involved in the Group, the sub-groups and the Auditors;

> a programme strategy committee, jointly for the IFRS project, the new consolidation tool and the new management reporting, containing the Executive Directors and Financial Management.

First Qualitative Analysis of the Impacts of the Implementation of the International Accounting Standards

The implementation of the international standards will not have any impact on the Company's strategy and performance, or on the distribution capacity of the PagesJaunes Group. This conversion of the Group's accounts should not have any effect on the generation of cash flow for the Company either. At this stage of the project, the Group has identified the main differences between the evaluation and presentation methods defined by the international standards and the accounting principles and methods currently applied, with the understanding that this information is produced to the best of our knowledge about the standards which will actually be applied in 2005.

The main differences identified in terms of evaluation and presentation may be summarised by the following qualitative elements:

> the application of standard IAS 18 in relation to recognising income should only have a very limited impact in terms of presentation: in fact the application of SIC 31 consists in not presenting merchandise exchanges, for similar operations in sales.

This restatement will have no impact on operating results or on net results;

> goodwill will no longer be amortised, but will continue to be subject to depreciation tests. The Group is already carrying out depreciation tests in each company for internal management purposes. At this stage, the expected impact associated with depreciation tests for goodwill as of 1 January 2004 should not be significant, because the Group has only recently been created. In the context of the formation of the Consolidated Group, acquisitions were valued at their market value and they did not result in any recognition of fixed intangible assets (IFRS 3) at this stage. The exercise of allocating goodwill for the year is in progress and may lead to identifying elements relating to marketing, the customer base or any other element allowed by the IFRS 3 standard. It should be noted that recognising these elements results in booking deferred tax liabilities and that elements with a finite lifetime result in an allowance for amortisations;

> the application of the IFRS 2 standard (payments in shares) will mean that options to subscribe or buy shares allocated by France Télécom to its employees, including PagesJaunes employees are booked as charges. The Group has decided to restate all the plans implemented prior to 7 November 2002; the impact on the consolidated operating results and on the consolidated net results Group share for 2004 of the estimate charge for stock options and share purchase or subscription offerings reserved for employees should be about 20 million euros, but should not have any effect on shareholder equity at the opening or closing, as the counterpart of this charge is shareholder equity.

The Company is still analysing the implementation of the IFRS 2 standard and the recent notice from the National Accounting Council dated 21 December 2004 in relation to company savings plans;

> as allowed by the IAS 1 standard, the Group has decided to present its results statement by type to better meet investors' expectations by bringing its results statements into line with its financial reporting. The international standards make significant changes to the presentation of the results statement, particularly by removing the concept of non-operating income and charges and by including charges associated with goodwill in ordinary business results. So, the application of this standard will involve reclassification in the results of employee profit sharing (29.9 million euros in pro forma data for 2004) and the other non-operating income (charges) (9.6 million euros in pro forma data for 2004).

The IFRS standards also require a presentation of detailed information by business sector and/or by geographical area. The preparation of this information according to the IAS 14 standard is still being analysed;

> options used by the Group when creating the opening balance sheet on 1 January 2004:
PagesJaunes has decided to use the historical value as a basis for valuing tangible fixed assets when creating the opening balance sheet for 2004, and this decision should not have any major effect on the opening balance.

Provisional Calendar for Group IFRS Financial Reporting
To stay in step with the financial community during the changeover to international accounting standards, the Group has planned the following reporting calendar:
> end of April 2005: first reporting of consolidated IFRS data for the fiscal year ending on 31 December 2004;
> end of April 2005: publication of the revenue information in IFRS format for the first quarter of 2005;
> end of July 2005: publication of the results for the first half of 2005 in a preliminary version;
> end of September 2005: publication of the results for the first half of 2005 in the final version.

5.1.8 Events After the Fiscal Year Ended
As this report goes to press, there are no major events to be reported after the fiscal year ended.

5.1.9 Upcoming Changes

Purchase of Télécontact (Morocco)
According to the Group's intention announced at the time of IPO, PagesJaunes Group is preparing to buy the Télécontact company from France Télécom. Télécontact is the main publisher of directories in Morocco.

Operator Services
PagesJaunes Group intends to take advantage of the liberalisation of the operator services market in France, but this deployment will not occur before the fourth quarter of 2005.

5.2 CONSOLIDATED ACCOUNTS

5.2.1 Fiscal Years Ending on 31 December 2004, 2003 and 2002

5.2.1 Fiscal Years Ending on 31 december 2004, 2003 and 2002

Consolidated Results Statement

(in thousands of euros, except for information on shares)		Fiscal years ending on 31 December		
	Notes	**2004**	**2003**	**2002**
Revenue	4	973,122	882,739	832,354
Cost of services and products sold		(209,764)	(216,552)	(222,094)
Commercial costs		(294,257)	(253,405)	(244,235)
Administrative costs		(52,033)	(42,655)	(50,530)
Research and development costs		(1,084)	(1,737)	(2,419)
EBITDA	4	**415,984**	**368,390**	**313,076**
Allowance for amortisations and provisions for fixed assets		(10,066)	(9,661)	(11,940)
Operating income		**405,918**	**358,729**	**301,136**
Net non-operating income (charges)	6	19,990	25,763	20,893
Net exchange differential		(53)	(200)	(116)
Current results for consolidated companies		**425,855**	**384,292**	**321,913**
Other net non-operating income (charges)	7	(9,817)	(2,149)	39,732
Corporate tax	8	(149,300)	(125,174)	(123,047)
Employee profit sharing		(29,926)	(26,934)	(24,608)
Net result for consolidated companies		**236,812**	**230,035**	**213,990**
Share in the results of companies using the equity method	12	774	1,175	1,003
Amortisation of goodwill	9	(4,168)	(599)	(599)
Net results for the consolidated whole		**233,418**	**230,611**	**214,394**
Minority interests		0	0	0
Net consolidated income of the Group		**233,418**	**230,611**	**214,394**
Results per share (in euros)				
Number of shares		278,789,610	182,700	182,700
Results before amortisation of goodwill and minority interests				
– basic		0.85	1,265.52	1,176.75
– published comparable		0.85	0.83	0.77
Net results Group share				
– basic		0.84	1,262.24	1,173.48
– published comparable		0.84	0.83	0.77

Consolidated Balance Sheet

(in thousands of euros)		Fiscal years ending on 31 December		
	Notes	**2004**	**2003**	**2002**
ASSETS				
Net goodwill	9	73,307	1,198	1,797
Other net intangible fixed assets	10	2,092	558	823
Net tangible fixed assets	11	23,143	18,370	21,003
Securities by the equity method	12	15,493	2,504	2,353
Net securities	13	2,263	388	2,169
Other long-term assets	14	1,521	1,352	1,733
Net long-term deferred taxes	8	9,016	6,508	6,354
Total fixed assets		**126,835**	**30,878**	**36,232**
Inventory		12,373	7,112	11,127
Net provisions for receivables	15	430,793	371,791	349,799
Net short-term deferred taxes	8	17,128	18,034	12,816
Other deferred receivables and charges	16	84,924	102,745	98,786
Investment securities	19	264	11,600	11,409
Liquid assets	19	644,077	581,935	577,909
Total current assets		**1,189,559**	**1,093,217**	**1,061,846**
TOTAL ASSETS		**1,316,394**	**1,124,095**	**1,098,078**
LIABILITIES				
Share capital		55,758	54,810	54,810
Issue bonus		52,610	42,249	42,249
Reserves		41,589	4,688	38,398
Net income of the Group		233,418	230,611	214,394
Conversion reserve		0	0	0
Self-owned shares		0	0	0
Shareholder equity	21	**383,375**	**332,358**	**349,851**
Minority interests		**0**	**0**	**0**
Long-term and medium-term non-operating debt	19	32	0	3
Other long-term debt	20	30,391	24,805	24,213
Total long-term debt		**30,423**	**24,805**	**24,216**
Long- and medium-term non-operating debt under one year	19	3,822	3,822	3,822
Bank overdrafts and other short-term loans	19	10,730	11,559	28,771
Suppliers debts		107,026	107,312	98,890
Charges owed and other short-term provisions	20	241,543	177,247	177,188
Other debts		4,104	1,654	2,911
Net short-term deferred taxes	8	0	0	0
Deferred income	17	535,371	465,338	412,429
Total short-term debt		**902,596**	**766,932**	**724,011**
TOTAL LIABILITIES		**1,316,394**	**1,124,095**	**1,098,078**

Table of Changes in Consolidated Shareholder Equity

(in thousands of euros except information on shares)	Number of shares issued	Share capital	Issue bonus	Reserves	Total shareholder equity
Balance on 1 January 2002	**182,700**	**54,810**	**42,249**	**190,040**	**287,098**
Results for the 2002 fiscal year				214,394	214,394
Dividend distribution				(151,641)	(151,641)
Balance on 31 December 2002	**182,700**	**54,810**	**42,249**	**252,793**	**349,851**
Results for the 2003 fiscal year				230,611	230,611
Dividend distribution				(248,104)	(248,104)
Balance on 31 December 2003	**182,700**	**54,810**	**42,249**	**235,300**	**332,358**
Stock split based on face value	273,867,300				0
Capital increase	4,739,610	948	52,610		53,558
Results for the 2004 fiscal year				233,418	233,418
Dividend distribution			(42,249)	(193,710)	(235,959)
Balance on 31 December 2004	**278,789,610**	**55,758**	**52,610**	**275,008**	**383,375**

Table of Changes in Consolidated Cash Flow

(in thousands of euros)	Notes	Fiscal year ending on 31 December 2004	2003	2002
CASH FLOW RELATED TO ACTIVITIES				
Consolidated net income of the Group		233,418	230,611	214,394
Non-monetary items not affecting cash flow				
Amortisations for fixed assets and goodwill		14,233	10,260	12,540
Losses (gains) on sales of assets		411	942	(26,025)
Changes in other provisions		(4,081)	9,576	4,482
Non-distributed income from companies using the equity method		512	(151)	(389)
Deferred taxes		(1,579)	(5,370)	4,281
Minority interests		0	0	0
Unrealised exchange differential		0	0	0
Other non-monetary items		0	0	0
Changes in operating funds requirements				
Decrease (increase) in inventory		(4,810)	4,014	(385)
Decrease (increase) in customer receivables		(36,325)	(23,644)	(22,811)
Decrease (increase) in other receivables		18,006	(4,378)	(4,719)
Increase (decrease) in supplier debts		(10,810)	7,977	4,475
Increase (decrease) in other debts		153,259	47,619	26,054
Net Cash Provided by Operating Activities		**362,234**	**277,456**	**211,897**
CASH FLOW FROM INVESTING ACTIVITIES				
Tangible and intangible fixed asset purchases net of changes in fixed asset suppliers		(8,376)	(7,416)	(11,858)
Income from sales of tangible and intangible assets		215	95	33,477
Buyback of own shares				0
Purchases of holdings and subsidiaries, net of acquired cash flow		(21,981)	(32)	0
Investments in companies using the equity method		(13,500)	0	0
Income from sales of holdings and subsidiaries, net of transferred cash flow		0	0	7,153
Other decreases (increases) in securities and other long-term assets		11,509	(430)	3,509
Net Cash Used in Investing Activities		**(32,133)**	**(7,783)**	**32,281**
CASH FLOW FROM FINANCING ACTIVITIES				
Increase (decrease) in long-term loans		(89,326)	(2)	(2,967)
Increase (decrease) in bank overdrafts and long-term loans		(1,167)	(17,222)	16,674
Shareholders' contributions		58,492	0	0
Dividends paid		(235,958)	(248,106)	(151,641)
Net Cash Provided by Financing Activities		**(267,959)**	**(265,330)**	**(137,934)**
Net change in Cash and Cash Equivalent		62,142	4,343	106,244
Effects of exchange variations on Cash and Cash Equivalent		0	(317)	(768)
Liquid assets at start		581,935	577,909	472,433
Cash and Cash Equivalent at Closing		**644,077**	**581,935**	**577,909**

5.2.2 Notes to Pro Forma Consolidated Accounts

Note 1. Description of Business

For over fifty years, the PagesJaunes Group has offered a diversified range of products and services to the general public and businesses, with directories in France and foreign countries as its core business. In the accounts presented, unless otherwise indicated, the term "PagesJaunes SA" refers to PagesJaunes, the terms "PagesJaunes Group" and "the Company" refer to the PagesJaunes Group Company and the terms "PagesJaunes", "the Group" and "Group PagesJaunes" refer to the PagesJaunes Group and its consolidated subsidiaries.

Note 2. Accounting Methods

PagesJaunes consolidated accounts were drawn up pursuant to generally accepted accounting principles in France, according to the provisions of regulation No. 99-02 from the Accounting Regulation Committee (French acronym: *CRC*).

2.1 First Application of the New Accounting Regulations Staff

Recommendation No. 2003-RR.01 of 1 April 2003 by the National Accounting Committee (CNC) *on the rules for booking and evaluating retirement and similar benefit commitments, issued by the* CNC *on 22 July 2004, with instructions for the first application*

This recommendation, applicable as of 1 January 2004, sets out the procedures for evaluating and booking retirement commitments. Its field of application covers benefits after employment, other long-term benefits, compensation payments after an employment contract has been broken and the corresponding social and tax contributions. PagesJaunes applied the rules for booking and evaluating its retirement and similar benefit commitments according to this recommendation on 1 January 2003.

Law No. 2004-391 of 4 May 2004 on professional training, implementing the Individual Training Right (French acronym: DIF*), notice No. 2004-F of 13 October 2004 by the Emergency Committee on booking the Individual Training Right* (DIF)

The Emergency Committee found that the costs incurred as a result of employees' individual right to training are compensation for future and not past services rendered by the employee and therefore constitute a short-term commitment in application of the regulation on liabilities. Therefore, in the general case of an agreement between the Company and the employee on the type of training to be given, the costs incurred for the *DIF* constitute a charge for the period and do not therefore result in any kind of provision, but reference is made in the attachment of the number of hours at the end of the fiscal year of the unused part of the rights available with an indication of the volume of hours which have not been requested by the employees. However, in some particular cases (request for Individual Training Leave – French acronym *CIF* – or in case of dismissal or resignation) where these costs cannot be considered compensation for future services, the resulting short-term commitment is provided for in the accounts for the period, pursuant to the rules on liabilities, when the obligation towards the employee becomes likely or certain.

Assets

Adoption by the CNC *on 27 October 2004 of the provisions of the first application of the* CRC *regulations regarding defining, booking and evaluating assets*

This *CRC* regulation will convert the provisions of *CNC* notice No. 2004-15 of 23 June 2004 on defining, booking and evaluating assets into regulations. The main purpose of this notice is harmonisation with IFRS standards (IAS 16 tangible assets, IAS 38 intangible assets, IAS 2 Inventory and IAS 23 lending costs). This notice is applicated for the fiscal years starting on 1 January 2005 with an early application possible for the fiscal years started as of 1 January 2004. PagesJaunes has not opted for early application of this regulation (notice) in its accounts of 31 December 2004.

Regulation CRC *02-10 of 12 December 2002 on amortisation and depreciation of assets*

This regulation redefines the concepts of amortisation and depreciation and stipulates the situations when a depreciation test for tangible and intangible assets must be performed. This regulation applies to fiscal years starting as of 1 January 2005 and may be the subject of a full early application as of 1 January 2002. PagesJaunes has not opted for early application of this regulation in its accounts of 31 December 2004.

Regulation CRC 03-05 of 20 November 2003 on booking costs for creating websites

As a continuation of the draft notice on defining assets and Regulation 02-10 on amortisation and depreciation of assets, this regulation describes the booking of costs for designing and developing websites, by stipulating the conditions and procedures for booking these costs under assets.

This regulation applies to fiscal years starting as of 1 January 2004. However, similar provisions had already been applied by PagesJaunes, so the application of this regulation has no significant effect on its results and shareholder equity.

Recommendation 03-R-02 of 21 October 2003 by the National Accounting Council on environmental aspects

The recommendation breaks down the provisions in the European recommendation of 30 May 2001, on "taking into consideration environmental aspects in companies' accounts and annual reports: booking, evaluating and publishing information". Applicable to fiscal years as of 1 January 2004, the recommendation does not amend the rules for booking environmental liabilities but aims at a greater harmonisation in the type of information reported by the various companies.

Law on Financial Security

The law on Financial Security has been applicable since its publication in the *Official Journal* on 2 August 2003. This law contains an accounting provision removing the need to hold securities in a controlled entity to consolidate it. This provision applies as of 1 January 2004. At this time, PagesJaunes has no relations with any entities of this kind.

2.2 Presenting the Financial Statements

The consolidated financial statements are drawn up in euros.

> Operating costs before amortisation of fixed assets are broken down under the following headings:

– costs of services and products, corresponding to the costs of services and goods sold and/or which appeared during the period;
– commercial costs, reflecting the charges resulting from the actions taken by the Company to sell its products and services, particularly including compensation for the sales force;
– administrative costs, reflecting the charges relating to support functions (management, accounting, human resources, purchasing, strategy, etc.);
– costs for research and development are made up, for the research portion, of original work organised and performed for the purpose of acquiring an understanding and scientific knowledge or new techniques and, for the development portion, of implementing, before commercial production or internal use starts, projects to study product production, processes, systems or new services or greatly improved, in application of discoveries made or knowledge acquired.

> Operating income are the difference between operating income and costs. Operating income before amortisation of fixed assets corresponds to the operating income before allowances for amortisations and provisions for fixed assets.
> Employee profit sharing in the Company's results is booked on a separate line in the results accounts, after the operating income.
> Other net non-operating income (charges) mostly includes the results of selling consolidated companies and holdings, transferring provisions to holdings and investment securities, dividends received, costs and transferring provisions for restructuring. They also include the items in the results whose relative importance exceeds the scope of current business (property assets, business receivables, IPO costs, etc.).
> The charge for amortising goodwill covers goodwill for companies consolidated using the full integration, proportional integration and equity methods.
> The balance sheet shows assets and debts based on their increasing degree of liquidity or enforceability and separates short-term items, which will fall due in under a year, from long-term items.
> The cash flow table shows changes in cash flow, apart from bank overdrafts and investment securities maturing over three months from the date of acquisition, and their changes are shown in finance activities and investment activities respectively.

2.3 Consolidation Methods

A company, acquired or created, over which the Group exercises control or a major influence, is included in the scope of consolidation when the thresholds set below are reached for at least two of the following three criteria: revenue of 5 million euros, total assets of 10 million euros and net assets of 2 million euros.
The main consolidation methods are as follows:
> subsidiaries over which PagesJaunes Group directly or indirectly exercises sole control are consolidated using the full integration method;
> companies over which PagesJaunes Group exercise a major influence are consolidated using the equity method;
> non-consolidated companies referred to in note 13 "Holdings" are not significant in terms of the consolidated accounts, either on their own or taken as a whole;
> significant intragroup operations and balances are eliminated.

Booking Corporate Acquisitions and Goodwill

When a company is acquired, the cost of acquisition of the shares is allocated, based on their fair value, to identifiable assets and liabilities in the acquired company. The fair value of the identifiable intangible asset items, such as trademarks, licenses and market share, is determined by using methods generally accepted for this purpose, such as those based on income, costs or market value. The difference between the acquisition cost and the fair value of the identifiable assets and liabilities in the acquired company is recorded in the consolidated balance sheet under the heading "Goodwill" for consolidated companies. The length of amortisation for the goodwill, generally between five and twenty years, is determined by taking into consideration the specific nature of the acquired company and its strategic character.
The actual value of the goodwill is subject to periodic examination, at least once a year, and when events or circumstances indicate that a reduction in value is likely to have occurred. Such events or circumstances include significant unfavourable changes which are long-term, affect the economic environment or the assumptions or goals used on the date of the acquisition.
PagesJaunes assesses the actual value of goodwill for each of the companies consolidated or valued using the equity method. The need to determine a loss value is assessed by a comparison between the consolidated book value of the businesses and its actual value. The actual value is the highest between the market value and the use value.
The market value is determined as the best estimate of the sale value net of the costs of leaving the business when it involves a transaction performed under normal market conditions. This estimate is valued based on available market information taking particular situations into account.
PagesJaunes prefers to use the actualised cash flow method when assessing the use value. This is determined based on economic assumptions and forecast operating conditions used by PagesJaunes Management as follows:
> cash flow is that from business plans resulting from the process of strategic planning and expanded over an appropriate horizon not exceeding ten years;
> beyond that horizon, cash flow is extrapolated by application of a constant rate of growth specific to each business;
> actualisation of cash flow is performed according to the rates appropriate for that type of business.
In cases where a sale has been decided, the actual value is determined by reference to the market value.

2.4 Other Accounting Methods

Foreign Currency Operations

Monetary balances expressed in other currencies are converted at the end of the fiscal year at the closing rate.

Underlying exchange losses and gains on monetary balances in other currencies are reported in results for the fiscal year.

Booking Income and Corresponding Charges

The main income resulting from PagesJaunes' business is booked as follows:

> income from the sale of advertisements in the printed directories is taken into account in the results when published. Therefore, revenue from advertisements billed for directories yet to be published are presented in the balance sheet under the heading "Deferred income";

> income from the sale of advertisements in on-line directories is scaled over the lifetime of the display which is generally twelve months;

> charges directly allocatable to campaigns for directory publication in a fiscal year are carried over into the revenue posted for that fiscal year; these involve commissions to sales and telephone sales staff as well as publishing fees.

Advertising and Similar Costs

Costs for advertising, promotion, sponsorship and trademark notices are all booked under charges for the fiscal year during which they are incurred.

Research and Development Costs

Research and development costs are booked under charges for the fiscal year in which they are incurred.

Customer Receivables

Because it has different types of customers (individuals, major companies, business people), PagesJaunes does not consider itself exposed to a concentrated customer risk. Provisions have been made based on an assessment of the risk of non-collection of its receivables. Provisions are based on an individual or statistical assessment of this risk of non-collection.

Liquid Assets

Liquid assets are made up of assets immediately available and by short-term investments, which will mature in three months or less from the date of acquisition, and which are valued at their historical cost, which is close to their realisation value.

Investment Securities

Investment securities are booked at their purchase price. When necessary, they are subject to a provision, calculated for each line of securities of same type, to bring their value into line with the average stock price over the last month or their likely trading value for unlisted securities.

Inventory and Products in Progress

Products in progress are valued at their cost price and based on direct costs. Inventory is valued according to the weighted average unit cost method. A provision for depreciation is created when the cost price is lower than the probable realisation value.

Other Intangible Fixed Assets

The other intangible fixed assets include licences and patents. Trademarks and market share are booked at their purchase price; usually this is determined when a company's acquisition price is allocated by reference to the methods usually used in this regard, such as those based on income, cost or market value.

Amortisation of fixed assets is calculated based on the consumption rates for the economic benefits expected for this asset. For this purpose, the linear method is usually used over a period generally between one and five years.

Tangible Fixed Assets

Tangible fixed assets are booked at their purchase price or their production cost.

Maintenance and repair costs are booked under charges for the fiscal year during which they were incurred, unless they would contribute to increasing productivity or the useful life of a fixed asset. Goods financed by a rental contract which transfers to PagesJaunes the risks and benefits associated with ownership are booked under fixed assets with a corresponding entry of a non-operating debt.

Amortisation of fixed assets is calculated based on the consumption rates for the economic benefits expected for this asset. For this purpose, the linear method is usually used over the following periods: twenty-five to thirty years for buildings, five to ten years for fixtures, between one and five years for other fixed assets.

Depreciation of Other Tangible and Intangible Fixed Assets

Tangible and intangible fixed assets are subject to depreciation when, due to events or circumstances occurring during the fiscal year (obsolescence, physical deterioration, major changes in the way it is used, performance below expectations, drop in revenue and other external indicators), their actual value appears to be lower than their net book value in the long term; their actual value is the higher value of the market value or the use value.

Depreciation tests are performed by groups of assets by comparing the actual value and the net book value (when a depreciation appears to be necessary, the amount booked is equal to the difference between the net book value and the actual value).

For assets intended to be kept and used, the actual value is usually determined based on use value, which corresponds to the value of the expected future economic benefits from its use and exit. It is assessed basically by reference to future actualised cash flows determined using preliminary economic assumptions and operating conditions used by the PagesJaunes Group management. For assets intended to be sold, the actual value is determined based on the market value which is assessed by reference to market prices.

Non-operating Fixed Assets

Holdings are booked at their historical acquisition cost by PagesJaunes Group which includes, if applicable, costs directly chargeable to the operation. A provision for depreciation is made if this value is higher than the use value, assessed by the Management of PagesJaunes Group, based on various criteria such as the market value, prospects for development and profitability, and shareholder equity, taking into account the specific nature of each holding.

Deferred Taxes
PagesJaunes Group books the deferred taxes resulting from temporary differences between the accounting basis and the tax basis, as well as those resulting from losses carried forward. Provisions for depreciation of deferred tax assets are made based on the likelihood of recovering these taxes. Deferred tax assets and liabilities are actualised when the effects of the actualisation are significant and a reliable repayment schedule can be established. No deferred tax asset or liability is booked when results from internal sale of holdings in consolidated companies are eliminated during consolidation, or provisions for depreciation and risks and charges, which are tax deductible, relating to these securities.

Provisions for Risks and Charges
Provisions are booked when, at the end of the fiscal year, the Group has an obligation to a third party which is likely or certain to cause an exit of resources to the benefit of this third party, with no equivalent compensation expected from the latter.
This obligation may be legal, regulatory or contractual. It may also be the result of Group practices, or public commitments which have created a legitimate expectation on the part of the third party concerned that the Group will assume certain responsibilities.
The estimate of the amount shown in provisions corresponds to the exit of resources which the Group will likely have to bear to wipe out its obligation. If no reliable evaluation of this amount can be made, no provision is booked; a note is then attached.
Any liabilities corresponding to an obligation which on the date the accounts are closed is neither likely nor certain, or a likely obligation for which the exit of resources is not likely, are not booked. They are described in a note as an attachment.

Commitments for Retirement and Similar Benefits
In France, the law states that compensation is paid to employees when they retire, based on their seniority and their salary at retirement age. The actuarial cost of this commitment is taken into account each year during the active lifetime of the employees. The effect of variations in assumptions is taken into account in the results over the average remaining active lifetime of the employees. The procedures for determining this provision are carried out based on an actuarial evaluation, and taking various parameters into account:
> the *Insee* (French Statistics Institute) table for 2000-2002, male and female tables;
> employee turnover rates vary based on seniority at the company or age;
> the retirement age used: 62;
> the salary increase tables are defined based on age;
> actualisation rate: 4.5%.

Use of Estimates
The preparation of financial statements drawn up according to generally accepted accounting principles led the Management of PagesJaunes Group to make some estimates and assumptions which affect the amounts that appear in these financial statements and the accompanying notes, particularly in regard to the provisions for risks, deferred tax assets, goodwill and holdings. The actual amounts could be different from the estimates.

Note 3. Variations in the Consolidation Basis

> 2003
No operation impacting the consolidation basis.

> 2004
The purchase of QDQ Media on 1 April 2004 for 17 million euros and the assumption of the profit sharing loan for 89 million euros generated goodwill of 69 million euros.
The purchase of Wanadoo Maps on 1 May 2004, at an acquisition of price of 10 million euros produced goodwill of 7 million euros. The acquisition of the remaining 50% of the sub-group Eurodirectory for a cost of 13.5 million euros generated goodwill of 12 million euros. By buying the remaining shares in Eurodirectory, PagesJaunes Group became a 49% owner in the Editus company, a Luxembourg directory company. The Eurodirectory company, purchased at the end of the year, will be consolidated by full integration and its subsidiary Editus by proportional integration starting in 2005. For simplification purposes, this company was booked using the equity method in 2004, and the effect of this decision will not influence the accounts.
To separate the directory business from the holding items, the Group bought a company called Nedif (renamed PagesJaunes) and transferred the PagesJaunes business to it. At the same time, the PagesJaunes Company was renamed PagesJaunes Group. The two companies are consolidated by full integration.

Note 3.1. Pro Forma Information on the Results Statements

The pro forma consolidated accounts for the 2002, 2003 and 2004 fiscal years are intended to show the effect on the past consolidated statements of the Group PagesJaunes of the purchases of QDQ Media and Mappy (formerly Wanadoo Maps), Wanadoo subsidiaries purchased in the first half of 2004. These pro forma statements were drawn up based on the past consolidated statements of PagesJaunes and two of its acquired subsidiaries restated as indicated in the paragraphs below.
The main conventions used to draw up the pro forma statements are as follows:
the results statement includes:
> the consolidated operating results for PagesJaunes combined with those of its acquired subsidiaries;
> amortisation of the goodwill of these subsidiaries calculated on 31 December 2003 and provisionally corresponding to the goodwill on that date;
> finance charges corresponding to the financing of the acquisition cost.
The standard tax booked in the pro forma consolidated accounts corresponds to that declared by the Group companies. It was corrected for the variation in the results associated with restating non-operating income.
The calculation of the holding was revised to take into account the items listed above.
No adjustment relating to structuring charges was booked, because the entities already take these charges into account on an individual basis.

Pro Forma Consolidated Results Statements

	Fiscal years ending 31 December								
(in thousands of euros)	**2004** historical	**Restated**	**2004** pro forma	**2003** historical	**Restated**	**2003** pro forma	**2002** historical	**Restated**	**2002** pro forma
Revenue	973,122	10,966	984,088	882,739	34,602	917,341	832,354	38,769	871,123
Cost of services and products sold	(209,764)	(3,401)	(213,165)	(216,552)	(18,381)	234,933)	(222,094)	(17,291)	(239,385)
Commercial costs	(294,257)	(6,807)	(301,064)	(253,405)	(38,980)	292,385)	(244,235)	(45,507)	(289,742)
Administrative costs	(52,033)	(3,313)	(55,346)	(42,655)	(11,388)	(54,043)	(50,530)	(11,073)	(61,603)
Research and development costs	(1,084)	0	(1,084)	(1,737)	0	(1,737)	(2,419)	0	(2,419)
Operating results before amortisation of fixed assets	**415,984**	**(2,555)**	**413,429**	**368,390**	**(34,147)**	**334,243**	**313,076**	**(35,102)**	**277,974**
Allowance for amortisation and provisions for fixed assets	(10,066)	(238)	(10,304)	(9,661)	(2,914)	(12,575)	(11,940)	(2,993)	(14,933)
Operating results	**405,918**	**(2,793)**	**403,125**	**358,729**	**(37,061)**	**321,668**	**301,136**	**(38,095)**	**263,041**
Net non-operating income (charges)	19,990	(1,466)	18,524	25,763	(6,465)	19,298	20,893	(5,037)	15,856
Net exchange differential	(53)	0	(53)	(200)	7	(193)	(116)	12	(104)
Current results for consolidated companies	**425,855**	**(4,259)**	**421,596**	**384,292**	**(43,519)**	**340,773**	**321,913**	**(43,120)**	**278,793**
Other net non-operating income (charges)	(9,817)	189	(9,628)	(2,149)	(995)	(3,144)	39,732	(116)	39,616
Corporate tax	(149,300)	546	(148,754)	(125,174)	1,734	(123,440)	(123,047)	1,588	(121,459)
Employee profit sharing	(29,926)	0	(29,926)	(26,934)	68	(26,866)	(24,608)	0	(24,608)
Net results for consolidated companies	**236,812**	**(3,524)**	**233,288**	**230,035**	**(42,712)**	**187,323**	**213,990**	**(41,648)**	**172,342**
Share in results of companies using the equity method	774	0	774	1,175	0	1,175	1,003	0	1,003
Amortisation of goodwill	(4,168)	(1,715)	(5,883)	(599)	(5,285)	(5,884)	(599)	(3,518)	(4,117)
Net results for all consolidated companies	**233,418**	**(5,239)**	**228,179**	**230,611**	**(47,997)**	**182,614**	**214,394**	**(45,166)**	**169,228**
Minority interests	0	0	0	0	0	0	0	0	0
Net consolidated results Group share	**233,418**	**(5,239)**	**228,179**	**230,611**	**(47,997)**	**182,614**	**214,394**	**(45,166)**	**169,228**

Note 4. Information by Business Segment

PagesJaunes' business is organised into two main segments:

> **PagesJaunes France.** This involves the business in France of publishing the directories, distributing them, selling advertising space in the printed and on-line directories, the business of creating and hosting websites as well as publishing the PagesPro directory, selling on-demand access, the QuiDonc reverse directory and the Europages advertising representation.

> **International & Subsidiaries.** This is business of the various company subsidiaries which mostly consists of publishing general public directories outside France, developing the Kompass directories in Europe and developing businesses which complement the directory publishing business (such as Mappy's (formerly Wanadoo Maps) mapping services and Wanadoo Data's direct marketing).

(in thousands of euros, except for staff)	PagesJaunes France	International & subsidiaries	Group total
On 31 December 2004			
Revenue	908,358	64,764	973,122
EBITDA [1]	423,704	(7,720)	415,984
Amortisations	(6,670)	(3,396)	(10,066)
Operating results	417,034	(11,116)	405,918
Tangible and intangible investments	6,211	1,466	7,677
Average number of staff [2-3]	3,157	1,076	4,233
On 31 December 2003			
Revenue	847,506	35,233	882,739
EBITDA [1]	365,913	2,477	368,390
Amortisations	(8,395)	(1,266)	(9,661)
Operating results	357,518	1,211	358,729
Tangible and intangible investments	7,278	522	7,800
Average number of staff [2]	3,011	303	3,314
On 31 December 2002			
Revenue	797,579	34,775	832,354
EBITDA [1]	311,280	1,796	313,076
Amortisations	(9,351)	(2,589)	(11,940)
Operating results	301,929	(793)	301,136
Tangible and intangible investments	8,543	1,419	9,962
Average number of staff [2]	2,975	298	3,273

(1) EBITDA: operating results before amortisation of fixed assets.
(2) Average number of staff working the equivalent of full time, excluding staff on assignment, the cost of which is rebilled to France Télécom.
(3) Taking into account the average number of staff working the equivalent of full time at QDQ Media and Mappy (formerly Wanadoo Maps) on 31 December 2004.

Analysis by Geographical Area

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Revenue			
France	946,736	882,739	832,354
Other	26,386	0	0
Fixed assets			
France	19,561	18,928	21,826
Other	5,675	0	0

Note 5. Personnel Costs

	Fiscal years ending on 31 December		
(in thousands of euros, except for staff)	2004	2003	2002
Average number of staff (1)	4,233	3,314	3,273
Benefits and salaries	185,114	155,189	151,642
Social costs	72,846	63,085	62,286
Total personnel costs (2)	**257,960**	**218,274**	**213,928**
Capitalised production costs	0	(92)	(234)
Changes in the provision for retirement compensation	1,420	1,635	1,491
Other (3)	6,269	5,669	5,072
Total personnel costs (2)	**265,649**	**225,486**	**220,257**

(1) Average number of staff working the equivalent of full time.
(2) Excluding employee profit sharing and personnel costs associated with the TOP restructuring plan (classified as non-operating charges).
(3) Particularly tax levied on salaries.

Note 6. Non-Operating Results

Non-operating results are mainly composed of income generated by cash invested with France Télécom.

Note 7. Other Net Non-Operating Income (Charges)

On 31 December 2004, non-operating results came to (9.8) million euros and mostly include reporting costs and fees associated with PagesJaunes' IPO (-8.1 million euros).

Note 8. Corporate Tax

8.1 Group Tax Figures

The comparison between the theoretical tax at the legal rate in France and the actual tax is as follows:

	Fiscal years ending on 31 December		
(in thousands of euros)	*2004*	*2003*	*2002*
Results before taxes	382,718	355,785	337,441
Legal tax rate	35.43 %	35.43 %	35.43 %
Theoretical Tax	**(135,597)**	**(126,055)**	**(119,555)**
Amortisation of goodwill	(1,477)	(212)	(212)
Results of companies using the equity method	274	416	355
Companies with a loss	(7,456)	(323)	(902)
Tax on long-term gains reserves	(964)	0	0
Long-term gains or losses	0	0	534
Distribution of the special long-term gains reserve	(4,610)	0	0
Provisions for risks	0	0	(2,534)
Other non-taxable income and charges	530	998	(732)
Actual tax	**(149,300)**	**(125,174)**	**(123,047)**

8.2 Tax in the Balance Sheet

The net taxes shown in the balance sheet are as follows:

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Breakdown			
Retirement compensation	6,200	5,668	4,725
Exceptional amortisations	3,244	1,655	0
Provisions temporarily not tax-deductible	2,783	4,171	3,088
Losses carried forward and ARD	67,487	808	935
Provision for profit sharing	10,320	9,968	8,737
Other deferred tax assets	3,020	2,272	1,686
Provisions for depreciation of deferred tax assets (1)	(66,910)	0	0
Total	**26,143**	**24,542**	**19,171**

(1) Mostly for depreciation of deferred tax assets for QDQ Media losses carried over.

The Group's net position is shown as follows in the balance sheet:

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Net deferred long-term tax assets (over one year)	9,016	6,508	6,354
Net deferred short-term tax assets	17,128	18,034	12,817
Net deferred long-term tax liabilities (over one year)	0	0	0
Net deferred short-term tax liabilities	0	0	0
Total	**26,143**	**24,542**	**19,171**

The deferred tax assets and liabilities for the companies have been evaluated considering the exit in 2004, with no compensation, of the companies in the fiscal integration group formed by Wanadoo SA.
PagesJaunes has opted for the fiscal integration system set out in articles 223A and following of the French General Tax Code. This option involves creating a fiscally consolidated group which includes, apart from PagesJaunes, all its French subsidiaries meeting the conditions required for membership. This option will take effect on 1 January 2005 for a period of five fiscal years.

Note 9. Goodwill for the Consolidated Companies

The main goodwill for the companies consolidated by full integration is broken down as follows:

		Fiscal years ending on 31 December				
(in thousands of euros)		2004			2003	2002
	Amortisation Period	Gross Value	Accrued Amortisation	Net Value	Net Value	Net Value
QDQ Media	20 years	68,882	(2,583)	66 299	0	0
Mappy (formerly Wanadoo Maps)	5 years	7,395	(986)	6,409	0	0
Wanadoo Data (formerly Mediatel)	5 years	2,995	(2,396)	599	1,198	1,797
Total		**79,272**	**(5,965)**	**73,307**	**1,198**	**1,797**

Changes in the net value of goodwill are broken down as follows:

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Balance at the beginning of the fiscal year	**1,198**	**1,797**	**2,396**
Amortisations/revenue	76,277		
Allowance for amortisations	(4,168)	(599)	(599)
Balance at the end of the fiscal year	**73,307**	**1,198**	**1,797**

The main acquisitions in 2004 involve:
> the integration of QDQ Media which produced a positive goodwill of about 69 million euros, based on a purchase price for securities of 17 million euros (excluding a profit-sharing loan of 89 million euros). This was booked in April 2004 and amortised over twenty years starting from that date;
> the acquisition of Mappy (formerly Wanadoo Maps) produced goodwill of 7.3 million euros over a five-year period, based on an acquisition price of 10 million euros;
The actual value of this goodwill was subject to an examination when the annual accounts were drawn up, according to the method described in note 2 "Accounting Methods", based on business plans not exceeding ten years, at a constant rate of growth of between 2% and 3% and an actualisation rate of between 9% and 11%.

Note 10. Other Intangible Fixed Assets

	Fiscal years ending on 31 December				
(in thousands of euros)	2004			2003	2002
	Gross value	Accrued amortisation	Net value	Net value	Net value
Other intangible fixed assets	4,018	(1,926)	2,092	558	823
Total	**4,018**	**1,926**	**2,092**	**558**	**823**

Changes in the net value of other intangible fixed assets are broken down as follows:

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Balance at the beginning of the fiscal year	**558**	**823**	**1,088**
Acquisitions	252	0	0
Effect of changes in consolidation scope [1]	1,614	0	0
Revenue	0	0	0
Allowance for amortisation	(332)	(265)	(265)
Balance at the end of the fiscal year	**2,092**	**558**	**823**

(1) In 2004, mostly involves the inclusion in consolidation of Mappy (formerly Wanadoo Maps).

Note 11. Tangible Fixed Assets

	Fiscal years ending on 31 December				
(in thousands of euros)	2004			2003	2002
	Gross value	Accrued amortisation	Net value	Net value	Net value
Land and buildings	632	(232)	400	0	0
Computers and terminals	68,938	(54,898)	14,040	11,919	19,365
Other	23,052	(14,349)	8,703	6,451	1,638
Total	**92,622**	**(69,479)**	**23,143**	**18,370**	**21,003**

Changes in the net value of tangible fixed assets are broken down as follows:

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Balance at the beginning of the fiscal year	**18,370**	**21,003**	**70,645**
Purchases of tangible fixed assets	7,425	7,800	9,962
Effect of changes in consolidation scope	7,561	0	0
Sales and discards	(479)	(1,037)	(47,929)
Allowances for amortisation	(9,734)	(9,396)	(11,675)
Balance at the end of the fiscal year	**23,143**	**18,370**	**21,003**

Note 12. Securities Using the Equity Method

The heading "Securities Using the Equity Method" contains the value of the Eurodirectory company. The book value of securities using the equity method is broken down as follows:

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Eurodirectory			
Balance at the beginning of the fiscal year	**2,504**	**2,353**	**1,965**
Share of results	774	1,175	1,003
Dividends paid	(1,285)	(1,024)	(614)
Share acquired in 2004	1,391	0	0
Goodwill	12,109	0	0
Balance at the end of the fiscal year	**15,493**	**2,504**	**2,353**

Note 13. Holdings

The table below shows the main non-consolidated holdings:

(in thousands of euros)	% interest	Shareholder equity	Net results	Gross value	Provision	Net book value	Net book value	Net book value
				Fiscal years ending on 31 December				
				2004			2003	2002
Directories and other businesses								
Kompass Belgium [1]	100	1,642	101	1,799	0	1,799	0	0
PagesJaunes Outre-Mer	100	484	354	76	0	76	76	76
PagesJaunes Liban	100	21	(123)	2,125	1,813	312	312	2,093
Other				76	0	76	0	0
Total				**4,076**	**1,813**	**2,263**	**388**	**2,169**

(1) Company purchased in 2004.

Note 14. Other Long-Term Assets

(in thousands of euros)	2004	2003	2002
	Fiscal years ending on 31 December		
Other long-term assets	1,521	1,352	1,733
Total	**1,521**	**1,352**	**1,733**

Other long-term assets basically include the long-term portion of deposits and security deposits as well as other non-operating fixed assets.

Note 15. Customer Receivables

Customer receivables have a payment date which is generally less than one year.
The breakdown into gross value and depreciation of customer accounts is as follows:

(in thousands of euros)	2004	2003	2002
	Fiscal years ending on 31 December		
Gross customer receivables	451,259	378,359	354,398
Provisions for depreciation [1]	(20,466)	(6,568)	(4,599)
Net customer receivables	**430,793**	**371,791**	**349,799**

(1) See note 18 "Provisions for Asset Depreciation".

Note 16. Other Receivables and Deferred Charges

Other receivables and deferred charges break down as follows:

(in thousands of euros)	2004	2003	2002
	Fiscal years ending on 31 December		
IS advances	432	27,225	23,823
VAT to be paid	13,690	15,485	14,051
Current accounts for non-consolidated subsidiaries and accrued interest not yet due	597	857	1,277
Other receivables	12,794	4,964	7,373
Deferred charges [1]	39,844	54,214	52,262
Subscribed capital not called in [2]	17,566	0	0
Total	**84,923**	**102,745**	**98,786**

(1) Deferred charges are mostly made up of charges for selling advertisements billed for directories yet to be published and on-line directories spaced out over the display period which is usually twelve months.
(2) Subscribed capital not called in corresponds to the balance of the 2003 capital increase for QDQ Media and which Wanadoo International has agreed to pay when requested by the Company's Board of Directors.

Note 17. Deferred Income

	Fiscal years ending on 31 December		
(in thousands of euros)	**2004**	**2003**	**2002**
Deferred income	535,371	465,338	412,429
Total	**535,371**	**465,338**	**412,429**

Deferred income is mostly made up of revenue from advertisements billed for directories yet to be published and on-line directories spaced out over the display period which is usually twelve months.

Note 18. Provisions for Asset Depreciation

(in thousands of euros)	Balance at the beginning of the fiscal year	Net allowances (carry over)	Other movements [1]	Balance at the end of the fiscal year
On 31 December 2004				
Holdings	1,813			1,813
Customer receivables	6,568	(4,892)	18,790	20,466
Other assets	1,264	(634)		630
On 31 December 2003				
Holdings		1,813		1,813
Customer receivables	4,599	1,969		6,568
Other assets	225	1,039		1,264
On 31 December 2002				
Holdings				
Customer receivables	4,881	(282)		4,599
Other assets	1,961	(1,736)		225

(1) Include exchange effects and changes in consolidation scope, basically QDQ Media for 2004.

As of December 31, 2003, provisions for asset depreciation are relative to PagesJaunes Liban.

Note 19. Gross Non-Operating Debt, Liquid Assets and Investment Securities

	Fiscal years ending on 31 December		
(in thousands of euros)	**2004**	**2003**	**2002**
Investment securities	264	11,600	11,409
Liquid assets [1]	644,078	581,935	577,909
Total investment securities and liquid assets	**644,342**	**593,535**	**589,318**
Current accounts	3,312	3,312	3,312
Leasing debts	0	0	1
Other non-operating debts	11,272	12,069	29,283
Gross non-operating debt	**14,584**	**15,381**	**32,596**
Under one year	14,552	15,381	32,593
Over one year	32	0	3
Net cash in hand (debt)	**629,758**	**578,154**	**556,722**

(1) Basically made up of current accounts and investments under three months with France Télécom.

The table below shows how other non-operating debt is divided up, by major categories:

	Fiscal years ending on 31 December		
(in thousands of euros)	**2004**	**2003**	**2002**
Creditor banks, spot loans, lines of credit	9,786	11,265	28,512
Other loans	1,486	804	771
Total	**11,272**	**12,069**	**29,283**

Changes in PagesJaunes non-operating debt break down as follows:

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Balance at the beginning of the fiscal year	15,381	32,596	56,128
Changes in consolidation scope	89,705		
Net increase (decrease)	(90,502)	(17,214)	(23,532)
Balance at the end of the fiscal year	**14,584**	**15,381**	**32,596**

The change in debt levels results from the inclusion of QDQ Media in the Group and its repayment to Wanadoo International, QDQ being now financed by PagesJaunes.

Note 20. Provisions and Other Debts

Provisions and other long-term debts break down as follows:

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Benefits after employment	18,065	16,645	15,541
Other long-term benefits	3,997	531	0
Other provisions for risks and charges	112	0	0
Provisions for employee and tax lawsuits (1)	8,217	7,629	8,672
Total	**30,391**	**24,805**	**24,213**

(1) See note 23 "Lawsuits and Arbitration".

Provisions for risks and charges and other short-term debts are broken down as follows:

	Fiscal years ending on 31 December		
(in thousands of euros)	2004	2003	2002
Provisions for lawsuits	35	60	23
Other short-term provisions (2)	201	4,085	20
Short-term provisions sub-total	**236**	**4,145**	**43**
Charges owed (1)	241,307	173,102	177,188
Short-term deferred tax liability	0	0	0
Total	**241,543**	**177,247**	**177,231**

(1) Mainly made up of employee profit sharing, provisions for changes in staff and VAT owed.
(2) Including a supplement to the Intelmatique price paid out in 2004, for which a provision was made in 2003.

Changes in provisions for short and long-term risks and charges are as follows:

(in thousands of euros)	1 January 2004	Allowance for the fiscal year	Carried over from the fiscal year (unused provision)	Carried over from the fiscal year (used provision)	Variations in consolidation scope, reclassifications and other	31 december 2004
Benefits after employment	16,645	1,420	0	0	0	18,065
Other long-term benefits	531	3,466	0	0	0	3,997
Provisions for employee and tax lawsuits	7,629	586	(3)	0	5	8,217
Other provisions for risks and charges	4,145	103	0	(4,071)	171	348
Total provisions for risks and charges	**28,950**	**5,575**	**(3)**	**(4,071)**	**176**	**30,627**
– long term	24,805	5,472	(3)	0	117	30,391
– short term	4,145	103	0	(4,071)	59	236

Changes in benefits after employment and other long-term benefits are explained by the application on 1 January 2004 of regulations for accounting and evaluating retirement and similar benefit commitments pursuant to recommendation No. 2003-RR.01 of 1 April 2003 of the *CNC* and the *CNC* notice of 22 July 2004 which sets out the procedures for the first application.

The net impact of charges incurred is broken down as follows:

(in thousands of euros)	Allowance	Carry forward (unused provision)
Operating results	2,089	(3)
Non-operating results	3,486	0
– including financial result	47	0

Note 21. Shareholder Equity

On 31 December 2004, the share capital of the PagesJaunes company was divided into 278,789,610 shares with a face value of 0.20 euro each, following a split in the face value of the share taking it to 0.20 euro.

This does not include any other security giving access to the share capital.

Note 22. Transactions With Associated Companies

Transactions and balances with associated companies, summarised below, are entered in current operations:

Receivables From Associated Companies

(in thousands of euros)	Fiscal year ending on 31 December	
	2004	**2003**
Associated company		
France Télécom SA	15,710	16,910
Wanadoo SA		13,466
Wanadoo international	17,613	0
Other companies in the France Télécom group	1,875	3,786
Total	**35,198**	**34,162**

To these receivables are added current accounts and investments with France Télécom which came to 581.4 million euros on 31 December 2003 and 637.6 million on 31 December 2004.

Debts Owed to Associated Companies

(in thousands of euros)	Fiscal year ending on 31 December	
	2004	**2003**
Associated company		
France Télécom SA	30,280	26,068
Wanadoo SA		11,385
Wanadoo international		0
Other companies in the France Télécom group	2,197	9,113
Total	**32,477**	**46,566**

Major Transactions With Associated Companies

(in thousands of euros)	Fiscal year ending on 31 December	
	2004	**2003**
Transactions		
Télétel	6,028	7,595
Publishing costs	48,264	52,759
Audiotel	1,395	1,468
Directory access	2,664	4,504
Assignment of staff	(7,631)	(9,043)
Pages Blanches fees	(58,622)	(64,770)
Property and rental fees	(10,085)	(9,652)
Databases	(7,640)	(6,099)
Management fees	(5,464)	(6,980)
Trademark fees	(1,066)	(1,490)
Telephony – hosting	(5,438)	(4,184)
Other operating services	(6,353)	(6,095)
Total	**(43,948)**	**(41,987)**

The main agreements signed with the France Télécom group relate to:

> availability of directory data for directory publishing purposes;

> prospecting and collecting advertisements to be inserted in l'Annuaire and 3611 alphabetical search as well as the technical design, production and page layout of this advertising;

> performance on behalf of France Télécom of the tasks required to produce, distribute and promote l'Annuaire and 3611 alphabetical search;

> trademark fees and management fees.

To these transactions are added the non-operating income generated by the cash invested with France Télécom which is 19.9 million euros, as well as PagesJaunes' contribution to employee profit sharing mutualised with the France Télécom group.

Note 23. Off-Balance Sheet Commitments and Risks

The summary of significant off-balance sheet commitments is as follows:

(in thousands of euros)		Payments due by fiscal year		
Contractual obligations	**Total**	**Under one year**	**One to five years**	**Over five years**
Simple rental contracts	44,389	13,348	30,812	229
Commitments to buy goods and services	64,224	59,121	5,103	0
Total	**108,613**	**72,469**	**35,915**	**229**

		Payments due by fiscal year		
Conditional commitments	**Total**	**Under one year**	**One to five years**	**Over five years**
Guarantees and security deposits	853	853	0	0

Rental Contracts

PagesJaunes has rented land, buildings, vehicles and equipment. These contracts expire on various dates over the next ten years.

Management estimates that these contracts will be renewed or replaced at expiration by other contracts under normal operating conditions.

The charge for rent entered in the results statement under simple rentals came to 14.4 million euros. 9.5 million are billed by France Télécom. France Télécom's share in future commitments comes to 10.1 million in December 2005 and 24.2 million for 2005 to 2009.

Commitments to Buy Goods and Services

Producing the Directories

As part of its business, PagesJaunes makes commitments to paper suppliers based on contracts which are usually annual, with commitments to firm volumes. In addition, PagesJaunes makes commitments to printers based on three-year or two-year contracts, and with distributors based on annual contracts to produce and distribute PagesJaunes and l'Annuaire. These commitments only contain provisional order volumes with no contractual minimum. These commitments are valued at 50.5 million euros falling due in December 2005. These amounts may vary based on the actual volume for each year. QDQ Media also has commitments to paper suppliers, with similar commitments for firm volumes and printers. These commitments come to 12 million euros, including 8 million euros for December 2005 and 4 million euros for December 2006.

Deconsolidating Arrangements and Ad Hoc Entities

The Group has not executed any deconsolidating arrangements during the years in question.

It has no contractual obligations with ad hoc entities.

Securities Purchases

The Group has made a commitment to buy a direct marketing file hosting company for a maximum amount of 13 million euros.

Individual Training Rights

For individual training rights, for non-executive staff with open-ended contracts in the French companies of the PagesJaunes Group, the volume of hours in the available portion of these rights which has not been used comes to 43,648 hours as of 31 December 2004. No hours have been claimed by any employees.

Retirement and Other Staff Benefit Commitments

	End of contract benefits		Benefits after employment				
(in thousands of euros)	**CFC**	**Other end of contract compensation**	**Pension plans**	**Capital plans**	**Other benefits after employment**	**Long-term benefits**	**Total**
Changes in value of commitment							
Total value of commitments at the beginning of the fiscal year	0	0	0	19,513	872	2,870	23,255
Cost of services rendered			0	1,139	51	188	1,378
Cost of actualisation	0	24	0	1,020	46	149	1,239
Contributions paid by employees			0	0	0	0	0
Change in plan			0	0	0	0	0
Reductions/liquidations			0	0	0	0	0
Actuarial (gains) or losses	0	0	0	6,701	58	969	7,728
Benefits paid	0	0	0	(512)	0	(162)	(674)
Change in scope	0	0	0	0	0	0	0
Other (conversion differentials)	0	0	0	0	0	0	0
Total value of commitments at the end of the fiscal year (A)	0	24	0	27,861	1,027	4,014	32,926
Commitments at the end of the fiscal year relating to plans fully or partly financed		24	0	27,861	0	3,997	31,882
Commitments at the end of the fiscal year relating to plans not financed	0	0	0	0	1,027	17	1,044
Changes in coverage assets							
Fair value of coverage assets at the beginning of the fiscal year		0	0	1,566	0	0	1,566
Non-operating income from coverage assets		0	0	66	0	0	66
Contributions paid by the employer		0	0	800	0	0	800
Contributions paid by employees		0	0	0	0	0	0
Reductions/liquidations		0	0	0	0	0	0
Benefits paid by the fund		0	0	(512)	0	0	(512)
Changes in scope		0	0	0	0	0	0
Other (conversion differential)		0	0	0	0	0	0
Fair value of the coverage assets at the end of the fiscal year (B)		0	0	1,920	0	0	1,920
Financial coverage							
Plan situation (A) – (B)	0	0	0	25,941	1,027	4,014	30,982
Unrecognised actuarial gains or (losses)			0	(8,979)	(58)		(9,037)
Cost of past unrecognised services			0	0	0		0
Adjustment associated with leveling off the assets			0	0	0	0	0
Provisions (assets)							
(Asset) provision: short term	0	0	0	0	0	0	0
(Asset) provision: long term	0	60	0	17,019	969	4,014	22,062
Retirement charge							
Cost of services rendered			0	344	51	188	583
Cost of actualisation	0	24	0	1,020	46	149	1,239
Yield expected from plan assets		0	0	(66)	0	0	(66)
Amortisation of actuarial (gains) or losses	0	0	0	0	0	3,292	3,292
Amortisation of cost of past serviced	0	0	0	0	0	0	0
Effect of reductions/liquidations	0	0	0	0	0	0	0
Adjustment associated with levelling off the assets			0	0	0	0	0
Total retirement charge	0	24	0	1,298	97	3,629	5,048
Changes in provisions (assets)							
Provision (assets) at the beginning of the fiscal year	0	36	0	15,721	872	547	17,176
Retirement charge	0	24	0	1,298	97	3,629	5,048
Contributions paid by the employer		0	0	0	0	0	0
Benefits paid directly by the employer	0	0	0	0	0	(162)	(162)
Changes in scope	0	0	0	0	0	0	0
Other (goodwill)	0	0	0	0	0	0	0
Provision (assets) at the end of the fiscal year	0	60	0	17,019	969	4,014	22,062
Assumptions (1)							
Actualisation rate (as a %)							
Expected long-term inflation rate (as a %)				2.0%	2.0%	2.0%	
Rate of increase in salaries expected in the long term (as a %)							
Revaluation rate for pensions expected in the long term (as a %)							
Rate of change in medical costs (as a %)							
Expected yield from plan assets (as a %)				5.0%	5.0%	5.0%	
Expected change in obligatory plans (as a %)							
Average expected remaining lifetime				19	16	16	
Amount booked as charges for the fiscal year	0	24	0	1,298	97	3,629	5,048

Lawsuits and Arbitration
In the normal course of business, companies in the Group may be involved in a certain number of legal, arbitration or administrative proceedings. The charges which may result from these proceedings are not provided for unless they are likely and can be quantified or estimated within a reasonable range. The amount of provisions made is based on an assessment of the risks on a case by case basis and depends in large measure on factors other than how far the proceedings have progressed, and it should be noted that the occurrence of events during the proceedings could mean that the risk has to be reassessed.

Except for the proceedings described below, neither PagesJaunes Group, nor any of its subsidiaries, is a party to any lawsuit or arbitration proceeding of any kind where the PagesJaunes Management believes that the result could reasonably have a significant negative impact on its results, business or consolidated financial position.

(i) The Prodis company, which operates a website at the address www.pagesjaunes.com and is the owner of the domain names pagesjaunes.com and pagesjaunes.net, sued France Télécom on 26 September 2000 and PagesJaunes on 20 April 2001 mainly seeking to get the "PagesJaunes" trademarks cancelled, on various grounds, particularly the lack of distinctiveness and degeneration. In the lawsuits, Prodis claims that filing the name "PagesJaunes" as a trademark is fraudulent because it is nothing more than the translation of the phrase "Yellow Pages" which has described the same concept of a business directory in the United States since 1886 and the plaintiff therefore claims that this is a generic term used indiscriminately in various countries (Pagine Gialle, etc.). In a ruling dated 14 May 2003, the Paris Court of Grand Instance confirmed the validity of the "PagesJaunes" trademarks. The Prodis company filed an appeal against this ruling by repeating the same claims which also involve cancelling the trademarks "PagesBlanches," "l'Annuaire" and "l'Annuaire des Pages Blanches". This case is currently pending before the Paris Court of Appeal; the hearing of arguments is set for 21 February 2005. No assurance can be given about a favourable outcome of this lawsuit for the Group. An unfavourable outcome could have a negative effect on the Group's business, financial position, results or goals (see section 4.9.4 "Legal Risks – Lawsuits and Arbitration").

(ii) At the beginning of 2002 PagesJaunes implemented a business development plan which particularly included changing 930 employment contracts for sales staff. This change is intended to bring these contracts into line with a new competitive environment. About one hundred employees refused to sign the new contract offered to them and were dismissed during the second quarter of 2002. As of this date, almost all of the dismissed employees have sued PagesJaunes contesting the validity of the grounds for dismissal. Although a certain number of rulings favouring the Group have been issued in the first instance and in appeal, no assurance can be given that that the outcome of these lawsuits will be in the Group's favour. The total amount of these lawsuits comes to about 24 million euros at this stage of the proceedings and the risk associated with these lawsuits has been the subject of a provision of 7.3 million euros.

(iii) PagesJaunes was subjected to a tax audit in the years 2001 and 2002 for the 1998 and 1999 fiscal years. The Company believes it has powerful arguments to counter these corrections in dispute. Lawsuits will be initiated, during which the Company intends to plead its case.

(iv) On 26 June 2002, the Company was sued by an advertising agency (FAC) in the Nanterre Business Court. This advertising agency claims that PagesJaunes has engaged in unfair practices, such as stealing customers, disparagement and door-to-door selling. It is therefore asking for 1 million euros in damages and interest. This case was argued on 14 September 2004 and the ruling was issued on 21 December 2004. Our opponents did not win their case. In fact, PagesJaunes Group, although this ruling was in its favour and it has arguments on its side, cannot exclude the possibility at this stage that the dispute will continue with an appeal and a possible sentence.

(v) PagesJaunes sued an advertising agency (LSM) on 26 June 2003 in the Cannes Business Court. PagesJaunes, supported by numerous statements by customers, is suing this agency for unfair competitive practices aimed at causing confusion between LSM and PagesJaunes in the minds of customers contacted by LMS to insert advertisements in the PagesJaunes directory. The Cannes Business Court, in a ruling dated 19 February 2004, denied PagesJaunes' claims. PagesJaunes has appealed this ruling, which if it is confirmed in appeal, could encourage the development of this kind of competitive practices by other advertising agencies, and create difficulties for PagesJaunes when it is prospecting for new customers. At this stage, this case is still in the pre-argument phase. Although it believes it has a solid case in this affair, PagesJaunes cannot exclude the possibility that this ruling will be confirmed in appeal.

(vi) On 4 October 2004, the Company was informed of a claim filed with the Competition Commission on 11 May 1998 by the Minister of the Economy relating to practices implemented by the former "Office des Annonces" (now PagesJaunes) in the advertising insertion market in telephone directories in mainland France and on Réunion. PagesJaunes has so far not received any information about this claim and so cannot make any assessment about this case.

Note 24. Events After the Accounts Were Closed
As of this date, there are no significant events after the accounts were closed.

Note 25. Directors' Compensation

The total amount of compensation allocated to the CEO of the PagesJaunes Group came to 354,650 euros (including 3,900 euros of in kind benefits), and his retirement payment is valued at 140,463 euros.

Note 26. Scope of Consolidation

2004 Consolidation

Directories

Companies consolidated by full integration

Company	Country	Entry date	% interest	% controlled
PagesJaunes Groupe (ex-PagesJaunes)	France	2001	100	100
PagesJaunes	France	2004	100	100
Kompass France	France	2001	100	100
Wanadoo Data	France	2001	100	100
Mappy (ex-Wanadoo Maps)	France	2004	100	100
QDQ Media	Spain	2004	100	100

Companies consolidated by the equity method

Company	Country	Entry date	% interest	% controlled
Eurodirectory	Luxembourg	2001	50	50

2003 Consolidation

Directories

Companies consolidated by full integration

Company	Country	Entry date	% interest	% controlled
Kompass France	France	2001	100	100
PagesJaunes	France	2001	100	100
Wanadoo Data	France	2001	100	100

Companies consolidated by the equity method

Company	Country	Entry date	% interest	% controlled
Eurodirectory	Luxembourg	2001	50	50

Auditors' Report

Consolidated Accounts – Fiscal year ending on 31 December 2004

Dear Shareholders,

In execution of the task given to us by your General Shareholders' Meeting, we performed an audit of the consolidated accounts of the PagesJaunes Group for the fiscal year ending on 31 December 2004, as they are attached to this report.

The consolidated accounts were drawn up by the Board of Directors. Based on our audit, it was our task to express an opinion on these accounts.

I. Opinion on the Consolidated Accounts

We performed our audit according to professional standards applicable in France; these standards require implementation of procedures to obtain a reasonable assurance that the consolidated accounts do not contain any significant anomalies. An audit consists of examining, by taking samples, the supporting items justifying the data contained in these accounts. It also consists of assessing the accounting principles used and the major estimates used for drawing up the accounts and of assessing the presentation of the whole. We believe that our audits provide a reasonable basis for the opinion expressed below.

We certify that the consolidated accounts, in terms of French accounting regulations and principles, are proper and accurate and give a true picture of the assets, financial position, as well as the results for the Group constituted by all the companies included in the consolidation.

II. Support for Opinions

In application of the provisions of article L. 225-235 of the French Commercial Code relating to support for our opinions, we would like to bring the following to your attention:

As stated in note 2.4 in the attachment to the consolidated accounts, the Management of PagesJaunes Group has made some estimates and assumptions affecting the amounts appearing in its financial statements and the accompanying notes. This note also states that the results achieved may be different from the estimates. In the framework of our audit of the consolidated accounts for 31 December 2004, we have found that among the accounts subject to significant accounting estimates, subject to support for our opinions are goodwill, deferred tax assets and provisions for risks.

According to French professional standards applicable to accounting estimates, we have:

> in regard to the assets referred to above, assessed the data and assumptions on which the estimates are based, particularly the forecasts for cash flow drawn up by the Company's operations management, reviewed the calculations made by the Company and the sensitivity of the main commonly used values, compared the accounting estimates in prior fiscal years with the corresponding results and examined the procedure for approving these estimates by the Management,

> in regard to the provisions for risks, we assessed the basis on which these provisions were created, reviewed the information in relation to the risks contained in the attachment to the consolidated accounts and examined the procedure for approving these estimates by the Management.

The assessments so made fall under the framework of our audit of the consolidated accounts of PagesJaunes Group on 31 December 2004 taken as a whole, and have therefore contributed to forming our unconditional opinion, expressed in the first part of this report.

III. Specific Verification

In addition, we also proceeded to verify the information given in the Group's Management Report, according to professional standards applicable in France.

We have no comments to make on their accuracy and their agreement with the consolidated accounts.

Neuilly-sur-Seine and Paris – La Défense, 7 March 2005

The Auditors

DELOITTE & ASSOCIÉS
Jean-Paul Picard, Éric Gins

ERNST & YOUNG Audit
Christian Chiarasini

5.3 ANNUAL ACCOUNTS

5.3.1 Annual Accounts

Balance Sheet

ASSETS

(in thousands of euros)	31/12/2002 net	31/12/2003 net	Gross	Amortisations provisions	31/12/2004 net	2004/2003
Intangible fixed assets	**7,121,496**	**2,541,302**	**0**	**0**	**0**	**(2,541,302)**
Other	7,121,496	2,541,302	0	0	0	(2,541,302)
Tangible fixed assets	**14,563,624**	**13,777,153**	**0**	**0**	**0**	**(13,777,153)**
Other tangible fixed assets	14,563,624	13,777,153	0	0	0	(13,777,153)
Non-operating fixed assets	**50,256,491**	**34,691,017**	**4,187,076,754**	**17,385,379**	**4,169,691,375**	**4,135,000,358**
Holdings	46,236,487	29,455,369	4,168,410,531	16,813,138	4,151,597,393	4,122,142,023
Receivables from holdings (1) (2)	3,395,235	4,219,472	18,666,223	572,241	18,093,982	13,874,511
Other fixed securities	15,395	15,395	0	0	0	(15,395)
Loans (1) (2)	50,087	412,819	0	0	0	(412,819)
Deposits and security deposits paid	559,287	587,962	0		0	(587,962)
FIXED ASSETS – TOTAL I	71,941,611.06	51,009,471.38	4,187,076,754	17,385,379	[illegible]	4,118,681,904
Inventory and work in progress	**10,698,711**	**6,660,315**	**0**	**0**	**0**	**(6,660,315)**
Down payments and advances	**3,630,653**	**6,469,247**	**0**		**0**	**(6,469,247)**
Operating Receivables	**379,962,529**	**406,162,599**	**80,488,201**	**0**	**80,488,201**	**(325,674,398)**
Customer receivables	334,798,213	355,045,814	2,429,715	0	2,429,715	(352,616,099)
Supplier receivables	2,547,266	2,205,642	0	0	0	(2,205,642)
Tax and employment contribution receivables	42,617,050	48,911,143	78,058,486	0	78,058,486	29,147,343
Other receivables	**98,873**	**98,062**	**2**	**0**	**2**	**(98,060)**
Investment securities	**11,030,015**	**11,600,174**	**0**	**0**	**0**	**(11,600,174)**
Liquid assets	**578,542,191**	**582,393,877**	**0**		**0**	**(582,393,877)**
Deferred charges	**902,465**	**21,032,205**	**0**		**0**	**(21,032,205)**
CURRENT ASSETS – TOTAL II	984,865,437	1,034,416,478	80,488,203	0	[illegible]	(953,928,275)
Conversion differential assets – Total III	**0**	**83,849**	**130,619**		**130,619**	**46,770**
GRAND TOTAL (I + II + III)	1,056,807,047	1,085,509,799	4,267,695,576	17,385,379	[illegible]	3,164,800,398

LIABILITIES

(in thousands of euros)	31/12/2002	31/12/2003	31/12/2004	2004/2003
Share capital	**54,810,000**	**54,810,000**	**55 ,757,922**	**947,922**
Issue bonus		**0**	**52,609,671**	**52,609,671**
Share premium	**42,249,364**	**42,249,364**	**0**	**(42,249,364)**
Reserves	**70,178,703**	**70,178,703**	**44,545,179**	**(25,633,524)**
Legal reserve	5,481,000	5,480,999.76	5,480,999.76	0
Other reserves	739,812	739,812	0	(739,812)
Long-term gains reserves	63,957,891	63,957,891	39,064,179	(24,893,712)
Carried forward	**42,149,815**	**149,788**	**0**	**(149,788)**
Result for the fiscal year	**206,106,573**	**167,924,373**	**3 948,522,039.08**	**3,780,597,666**
SHAREHOLDER EQUITY – TOTAL I	415,494,456	335,312,229	[illegible]	3,766,122,582
Provisions for risks	**9,753,620**	**11,761,366**	**130,620**	**(11,630,746)**
Provisions for charges	**14,677,738**	**16,198,738**	**734,427**	**(15,464,311)**
PROVISIONS FOR RISKS – TOTAL II	24,431,358	27,960,105	[illegible]	(27,095,058)
Non-operating debt (1) (2)	**38,566,474**	**19,469,871**	**139,764,577**	**120,294,706**
Current bank loans	27,541,648	11,210,699	139,764,577	128,553,878
Other loans and non-operating debt	11,024,826	8,259,172	0	(8,259,172)
Operating debts	**236,840,266**	**249,037,680**	**3,635,666**	**(245,402,014)**
Debts with suppliers and similar accounts	93,847,358	101,248,662	2,266,800	(98,981,862)
Customer creditors	624,326	574,349	0	(574,349)
Tax and employment contribution debts	142,368,582	147,214,669	1,368,866	(145,845,803)
Other debts	**23,761,506**	**1,391,784**	**4,610,097**	**3,218,313**
Debts on fixed assets and similar accounts	332,614	793,541	0	(793,541)
Other	2,066,147	598,243	0	(598,243)
Tax debts (corporate tax)	21,362,744	0	4,610,097	4,610,097
Deferred income	**317,672,824**	**452,338,130**	**0**	**(452,338,130)**
DEBTS – TOTAL III	616,841,069	722,237,466	[illegible]	(574,227,126)
Conversion differential liability – Total IV	**40,163**	**0**	**0**	**0**
GRAND TOTAL (I + II + III + IV)	1,056,807,047	1,085,509,799	[illegible]	3,164,800,398

Results Statement

(in thousands of euros)	31/12/2002	31/12/2003	31/12/2004	2004/2003
Operating income				
Services provided	804,578,949	846,453,811	4,970,649	(841,483,161)
Sales of merchandise	1,067,098	1,156,584	0	(1,156,584)
Associated products	5,383,085	3,442,692	79,647	(3,363,045)
Work in progress	300,941	20,400	0	(20,400)
Operating subsidies received	108,860	(6,757)	0	6,757
Carry forward to provisions and transferred charges	5,986,332	3,727,100	0	(3,727,100)
Receivables recovered	207,342	204,169	0	(204,169)
Other income	59,758,378	55,000,005	5,600	(54,994,405)
TOTAL I	**877,390,986**	**909,998,003**	**5,055,896**	**(904,942,106)**
Operating charges				
Purchases of services (advertising)	67,441,355	69,338,605	10,000	(69,328,605)
Sub-contracting purchases (technical purchases)	138,656,360	115,072,747	(10,128)	(115,082,875)
Changes in inventory	(522,393)	4,464,975	0	(4,464,975)
Other purchases and outside charges				
Non-inventories purchases, materials and supplies	3,237,709	2,889,743	705	(2,889,038)
Outside services	24,194,051	23,949,389	23,326	(23,926,063)
Other outside services	101,118,367	101,522,115	3,977,228	(97,544,888)
Taxes, fees and similar payments	17,859,691	16,458,954	(23,647)	(16,482,602)
Salaries	139,381,969	141,457,187	2,074,602	(139,382,585)
Employment contribution charges	56,844,684	57,112,939	1,125,463	(55,987,476)
Other charges	3,524,474	1,035,668	5,145	(1,030,523)
Allowances for amortisations and provisions				
To fixed assets: allowance for amortisations	9,086,332	7,992,436	0	(7,992,436)
To current assets: allowance for provisions	3,756,105	4,666,742	0	(4,666,742)
For risks and charges: allowance for provisions	10,732,205	1,521,000	102,298	(1,418,702)
TOTAL II	**575,310,909**	**547,482,501**	**7,284,991**	**(540,197,510)**
1. OPERATING RESULTS (I – II)	**302,080,077**	**362,515,501**	(2,229,095)	**(364,744,596)**
Non-operating income				
Income from holdings	1,451,383	2,234,710	2,635,569	400,859
Non-operating income from securities and receivables from fixed assets	22,261,799	26,165,512	73,713	(26,091,800)
Income from sales				
Positive exchange differentials	8,058	10,521	0	(10,521)
Provision carried forward	1,891,096	0	47,568	47,568
TOTAL III	**25,612,337**	**28,410,743**	**2 756,850**	**(25,653,893)**
Non-operating charges				
Negative exchange differentials	11,095	8,785	0	(8,785)
Interest for debts	576,601	345,435	38,124	(307,311)
Other investment charges	662,609	15,638	0	(15,638)
Losses from non-operating receivables	1 891,096			
Allowance for provisions		17,516,796	46,770	(17,470,026)
TOTAL IV	**3,141,401**	**17,886,655**	**84,894**	**(17,801,761)**
2. NON-OPERATING RESULT (III – IV)	**22,470,936**	**10,524,088**	2,671,956	**(7,852,133)**
3. CURRENT RESULT (1 + 2)	**324,551,013**	**373,039,589**	442,861	**(372,596,729)**

(in thousands of euros)	31/12/2002	31/12/2003	31/12/2004	2004/2003
Exceptional income				
From management operations	74,494	283,832	391,286	107,454
From capital operations	93,525,074	73,763	3,959,321,134	3,959,247,371
Other				
Carried forward to provisions	500,000	1,082,205	0	(1,082,205)
TOTAL V	**94,099,569**	**1,439,799**	**3,959,712,420**	**3,958,272,621**
Exceptional charges				
For management operations	30,447	90	0	(90)
For capital operations	67,471,984	1,002,775	0	(1,002,775)
Allowance for provisions		7,318,183	0	(7,318,183)
Other		64,300,000	7,023,145	(57,276,855)
TOTAL VI	**67,502,432**	**72,621,047**	**7,023,145**	**(65,597,903)**
4. EXCEPTIONAL RESULTS (V-VI)	**26,597,137**	**(71,181,248)**	**3,952,689,275**	**4,023,870,523**
Employee profit sharing	24,440,209	26,778,461	0	(26,778,461)
Profit tax	*120 601,368*	*107,155,507*	4,610,097	*(102,545,410)*
TOTAL INCOME	**997,102,891**	**939,848,544**	**3,967,525,166**	**3,027,676,621**
TOTAL CHARGES	**790,996,319**	**771,924,172**	**19,003,127**	**(752,921,045)**
PROFIT	**206,106,573**	**167,924,373**	**3,948,522,039**	**3,780,597,666**

5.3.2 Appendix

Introduction

The reorganisation of PagesJaunes Group decided by the General Shareholders' Meeting of 23 December 2004, retroactive to 1 January 2004 leads us to present here the accounts for the PagesJaunes company for 2003. PagesJaunes operations in France have been transferred to a subsidiary previously called *NEDIF*, which is now called PagesJaunes. The holding's business is now kept to PagesJaunes which has become PagesJaunes Group.

The accounts for the 2004 and 2003 fiscal years are therefore not comparable.

The transfer may be summarised as follows:

(in euros)	31 December 2003
Goodwill	3,959,321,134
Intangible fixed assets	2,541,302
Tangible fixed assets	13,777,153
Non-operating fixed assets	1,012,176
Inventory and work in progress	6,660,315
Down payments and advances	6,469,247
Operating receivables	394,625,484
Other receivables	98,060
Investment securities and liquid assets	341,427,686
Adjustment accounts	21,032,205
Assets transferred	**4,746,964,761**
Provisions for risks	11,677,517
Provisions for charges	15,566,609
Non-operating debt	13,730,748
Operating debt	247,259,973
Other debt	1,391,784
Adjustment accounts	452,338,130
Liabilities transferred	**741,964,761**
NET ASSETS TRANSFERRED	**4,005,000,000**

The operation was placed under the legal regulations for spin-offs as set out in article L. 236-10 of the French Commercial Code, and it is in accordance with regulation *CRC* 04-01.

Note 1. Description of Business

The PagesJaunes Group company is a holding company and therefore owns the subsidiaries whose business has been offering a diversified range of products and services to the general public and businesses for over fifty years with the directories in France and foreign countries as their core business.

Note 2. Accounting Regulations and Methods

The annual accounts for the PagesJaunes Group have been drawn up according to legal requirements and generally accepted practice in France.

The main methods are described below. The figures are given in thousands of euros.

2.1 Principles Used for Income and Charges

Income and charges are booked according to the General Accounting Plan.

2.2 Intangible Fixed Assets

Intangible fixed assets include software or computer packages, amortised over one to four years prorata temporis, as well as goodwill booked under acquisition cost, for which the length of amortisation usually depends on the useful life of the goodwill; in addition, provisions may be made, particularly in case of a loss of value in the goodwill.

2.3 Tangible Fixed Assets

Tangible fixed assets are valued at their acquisition cost. Amortisations for depreciation are calculated using the linear method based on the probable useful life. The main amortisation periods used are as follows:

> Fixtures and installations	5 – 8 years
> Computer equipment	3 – 4 years
> Production equipment	3 – 4 years
> Furniture and office equipment	5 – 10 years
> Vehicles	4 years

2.4 Holdings, Other Fixed Securities

Holdings are booked at their historical acquisition cost by PagesJaunes Group which includes, if applicable, costs directly chargeable to the operation. A provision for deprecation is made if this value is higher than the use value, assessed by the management of PagesJaunes Group, based on various criteria such as the market value, and development and profitability forecasts, and shareholder equity, taking into account the specific nature of each holding.

2.5 Inventory and Work in Progress

Inventory is valued using the average weighted unit cost method.

Work in progress is valued at cost and based on direct costs. A provision for depreciation is made when the cost price is lower than the likely realisation value.

2.6 Customer Receivables

Because it has different types of customers (individuals, major companies, business people), PagesJaunes does not consider itself exposed to a concentrated customer risk. Provisions are made based on an assessment of the risk of non-collection of its receivables. Provisions are based on an individual or statistical assessment of this risk of non-collection.

2.7 Liquid Assets

Liquid assets on 31 December 2004 are made up of liquid assets immediately available and by short-term investments, maturing in three months or less from the acquisition date.

2.8 Provisions for Risks and Charges

In France, the law states that compensation is paid to employees when they retire, based on their seniority and their salary at retirement age. The actuarial cost of this commitment is taken into account each year during the active lifetime of the employees. The effect of variations in assumptions is taken into account in the results over the average remaining active lifetime of the employees. The procedures for determining this provision are carried out based on an actuarial evaluation, and taking various parameters into account:

> the *Insee* (French Statistics Institute) table for 2000-2002, male and female tables;

> employee turnover rates vary based on seniority at the Company or age;
> the retirement age used: 62;
> the salary increase tables are defined based on age;
> actualisation rate: 4.5%.

2.9 Non-Operating Result
The non-operating result is mainly made up of income generated by dividends.

Note 3. Additional Information on the Balance Sheet and Results Statement

3.1 Non-Operating Fixed Assets
Changes in non-operating fixed assets are broken down as follows:

			Fiscal years ending on 31 December		
(in thousands of euros)			2004		2003
	% interest	Gross value	Provision	Net book value	Net book value
Holdings					
PagesJaunes Outre-Mer	100	76	0	76	76
PagesJaunes Liban	100	2,125	(1,813)	312	312
Eurodirectory	100	14,707	0	14,707	1,207
Kompass France	100	40,585	(15,000)	25,585	25,585
Kompass Belgium	100	1,799	0	1,799	–
Wanadoo Data	100	2,275	0	2,275	2,275
QDQ Media	100	91,719	0	91,719	–
Mappy	100	10,048	0	10,048	–
Cristallerie 1	100	38	0	38	–
PagesJaunes	100	4,005,038	0	4,005,038	–
TOTAL		**4,168,410**	**(16,813)**	**4,151,597**	**29,455**
Similar receivables					
PagesJaunes Liban		572	572	0	0
Kompass France		2,792	0	2,792	4,219
QDQ Media		15,000	0	15,000	–
Kompass Belgium		302	0	302	–
TOTAL		**18,666**	**(572)**	**18,094**	**4,219**

The movements in the fiscal year are as follows:
> acquisition of NEDIF (renamed PagesJaunes).
The operations in France were transferred to this subsidiary, thereby generating a gain of 3,959,321,000 euros with a corresponding capital increase of 4,005,000,000 euros;
> acquisition of Kompass Belgium for 1,799,000 euros, and Mappy for 10,048,000 euros and QDQ Media for 17,362,000 euros;
> inclusion of QDQ's debt in equity shares for 74,357,000 euros, which brings the PagesJaunes Group's holding in QDQ to 91,718,000 euros on 31 December 2004 and the debt to 15,000,000 euros;
> reimbursement by Kompass of 1,500,000 euros out of a debt of 4,219,000 euros on 31 December 2003, bringing it to 2,792,000 euros after inclusion of interest on 31 December 2004;
> cash advance of 300,000 euros made to Kompass Belgium;
> provisions for deprecation for the following subsidiaries:
– PagesJaunes Liban for 1,813,000 euros. In addition, a provision was made for similar debts for 572,000 euros.
– Kompass France for an amount of 15,000,000 euros.

3.2 Customer Receivables and Provisions for Depreciation of Receivables

	Fiscal years ending on 31 December	
(in thousands of euros)	2004	2003
Gross customer receivables	2,429	360,132
Provisions for depreciation		(5,085)
Net customer receivables	**2,429**	**355,047**

3.3 Receivables Over and Under One Year

All receivables are under one year.

3.4 Liquid Assets

Liquid assets include cash invested with PagesJaunes for three months or less.

	Fiscal years ending on 31 December	
(in thousands of euros)	2004	2003
Investment securities	0	11,600
Liquid assets	0	582,394
Total investment securities and liquid assets	**0**	**593,994**
Current Accounts	139,764	8,259
Lease debts	–	–
Other non-operating debts	0	11,211
Gross non-operating debt	**139,764**	**19,443**
Under one year	139,764	19,433
Over one year		
Net liquid assets (debt)	**139,764**	**574,551**

3.5 Income Payable Included in the Balance Sheet

On 31 December 2004 there is no income payable.

3.6 Share Capital and Changes in Shareholder Equity

The share capital of PagesJaunes Group on 31 December 2004 comes to 55,757,922 euros, made up of 278,789,610 shares of 0.20 euro each.

Date	Description	Number	Unit value	Capital
01/01/2004	**Starting capital**	**182,700**	**300.00**	**54,810,000**
27/05/2004	Stock split	274,050,000	0.20	54,810,000
30/07/2004	Capital increase reserved for employees	4,739,610	0.20	947,922
31/12/2004	**Capital**	**278,789,610**	**0.20**	**55,757,922**

Changes in shareholder equity	(in euros)
Shareholder equity on 01/01/2004	**335,312,229**
Dividend paid	(235,957,050)
Capital increase	53,557,593
Result on 31/12/2004	3,948,522,039
Shareholder equity on 31/12/2004	**4,101,434,881**

3.7 Provision for Risks and Charges

(in thousands of euros)	1 January 2004	Balance after transfer	Allowance for the fiscal year	Carried forward for the fiscal year (provision used)	31 December 2004
Retirement and similar commitments	16,199	632	103	0	735
Provisions for exchange risks	84	84	131	(84)	131
Other provisions	11,678				
Total provisions for risks and charges	**27,960**	**716**	**233**	**(84)**	**866**
– long term	27,876	632	102	0	735
– short term	84	84	131	(84)	131

Provisions changed as follows:

	Fiscal years ending on 31 December	
(in thousands of euros)	**2004**	**2003**
Retirement and similar commitments	735	16,199
Provisions for exchange risks	131	84
Other provisions		11,678
Total	**866**	**27,960**

The net impact of charges incurred breaks down as follows:

(in thousands of euros)	**Allowance for the fiscal year**	**Carry-forward**
Operating results	102	
Non-operating results	131	(84)
Financial results	0	

Provisions for charges include rights acquired for retirement compensation (French acronym: "*IFC*") and the employment medal.
The total level of commitments on 31 December 2004 breaks down as follows:

IFC: actuarial value of rights acquired	k€679
Employment medal: actuarial value of rights acquired	k€56
Total	**k€735**

3.8 Non-Operating Debt

Our non-operating debt is comprised of: current accounts with our subsidiaries, PagesJaunes SA, Wanadoo Data and PagesJaunes Outre-Mer.

	Fiscal years ending on 31 December	
(in thousands of euros)	**2004**	**2003**
PagesJaunes SA	134,391	0
PagesJaunes Outre-Mer	3,754	4,103
Wanadoo Data	1,619	1,619
Total	**139,763**	**5,722**

3.9 Debt Maturity Statement

(in thousands of euros)	**Gross amount**	**Maximum of one year**
Current bank loans	0	0
Other loans and non-operating debts	139,764	139,764
Debts with suppliers and similar	2,267	2,267
Tax and employment contribution debt	1,369	1,369
Other	0	0
Total	**143,400**	**143,400**

3.10 Charges Payable Included in the Balance Sheet

Debts with suppliers and similar, invoices not yet received	k€801
Tax and employment contribution debt, VAT, taxes, salaries and employment contributions payable	k€1,369
Other debts payable	k€0
Total	**k€2,170**

3.11 Sales Breakdown

(in thousands of euros)	**Gross amount**
Management fees	3,841
Staff rebilling	1,209
Total	**5,050**

3.12 Non-Operating Results

The non-operating results basically cover:
> dividends from subsidiaries for k€2,635

3.13 Exceptional Results

The exceptional results cover:
> tax relief k€391
> IPO-related costs k€7,023
> exceptional income from capital operations k€3,959,321

3.14 Profit Tax Breakdown

The profit tax breakdown between the ordinary results and the exceptional results is as follows:

(in thousands of euros)	**Results before tax**	**Tax**	**Net**
Ordinary results	442	(4,610)	(4,167)
Exceptional results and profit sharing	3,952,522		3,952,522
Book results on 31/12/2004	**3,953,132**		**3,948,522**

Note 4. Other

4.1 Taxes

Underlying and Deferred Tax Situation
Reduction of the future tax debt:

(in thousands of euros)	**Gross**
Employee profit sharing	0
Provision for retirement compensation	679
Other	0
Total	**679**

Which is a reduction in future taxes of k€240

4.2 Off Balance Sheet Commitments

Individual Training Rights - DIF
For the year 2004, any employee with at least one year's seniority on 6 May 2004 has 14 hours of *DIF* up to 31 December 2004, which may be used starting on 1 January 2005. The commitment for 2004 came to 238 hours.

Commitment to Pay up QDQ SAU Capital
When QDQ Media SAU was acquired from Wanadoo International SA (WI), WI transferred to PagesJaunes Group (PJ) the obligation to pay up the capital. However, the parties agreed that when the Company made appeals for capital not yet paid up, the seller (WI) would pay the necessary funds to the buyer (PJ), to enable it to meet its commitment to pay up the capital to the Company.
On 31 December 2004, this obligation came to 17,567,000 euros.

Commitment to Contribute to Current Account
The Board of Directors of PagesJaunes Group authorised the Company on 30 September 2004 to make any contribution

to the current account of Wanadoo Data in the context of the acquisition of another company by Wanadoo Data.
The planned amount is k€13,000

4.3 Directors' Attendance Fees and Payments to the Advisor Allocated for the Board of Directors

Directors' attendance fees and payments to the Advisor allocated for the Board of Directors for 2004 k€60

4.4 Staff

	2004	2003
Executives	15	705
Supervisors and technicians	2	2,224
Employees	0	41
Total	**17**	**2,970**

The staff numbers correspond to the average monthly number of staff present.

4.5 Associated Companies

The main entries in the balance sheet and results statement concern:

France Télécom

> Management fees and trademark fees for 2,571,000 euros and the corresponding supplier debt, which is 3,075,000 euros.
> Reporting costs for the IPO for 3,435,000 euros and the corresponding supplier debt, which is 1,465,000 euros.

Other Companies in the PagesJaunes Group

Company	Income		Charges	Receivables	Debts
(in thousands of euros)	Management fees	Other income			
PagesJaunes SA	1,173	857	255	2,429	305
Kompass	34			41	
Wanadoo Data	16			19	
Mappy	0			0	
QDQ	49			49	
Total	**1,272**	**857**	**255**	**2,538**	**305**

4.6 Consolidation

PagesJaunes Group is consolidated by full integration into the accounts of France Télécom.

4.7 Tax Integration

PagesJaunes Group has been a member of the Wanadoo tax integration group since 1 January 2001.
Starting in July 2004 and retroactive to 1 January 2004, PagesJaunes Group is now liable for paying its taxes directly to the Major Corporations Office. The advances already paid to Wanadoo will be paid by France Télécom to the Major Corporations Office.

4.8 Events After the Fiscal Year Ended

No significant event after the fiscal year ended.

5.4 FEES FOR THE AUDITORS AND MEMBERS OF THEIR NETWORK ASSUMED BY THE GROUP

Amount of Fees Paid by the Group to Auditing Companies for the 2004 Accounts (Pro Forma Scope of Consolidated Companies)

(in thousands of euros)	Ernst & Young	As a % of fees	Deloitte & Associés	As a % of fees
Audit				
Auditing, certification, inspection of individual and consolidated accounts	284	53%	355	60%
Other associated tasks and other auditing tasks	252	47%	240	40%
Sub-total	536	100%	595	100%
Other services				
Legal, fiscal, social				
Information technologies				
Internal audit				
Other	–	–	–	–
Sub-total	–	–	–	–
TOTAL	**536**	**100%**	**595**	**100%**

Amount of Payments Made by the Group to Auditing Companies for the 2003 Accounts (Pro Forma Scope of Consolidated Companies)

(in thousands of euros)	Ernst & Young	As a % of fees	Deloitte Touche Tohmatsu	As a % of fees
Audit				
Auditing, certification, inspection of individual and consolidated accounts	47	100%	352	100%
Other associated tasks and other auditing tasks	–	–	–	–
Sub-total	47	100%	352	100%
Other services				
Legal, fiscal, social				
Information technologies				
Internal audit				
Other	–	–	–	–
Sub-total	–	–	–	–
TOTAL	**47**	**100%**	**352**	**100%**

General Auditors' Report
Annual accounts – fiscal year ending on 31 December 2004

Dear Shareholders,

In execution of the task given to us by your General Shareholders' Meeting, we present to you our report for the fiscal year ending on 31 December 2004, on:
> an audit of the annual accounts of the PagesJaunes Group, as they are attached to this report,
> the justification for our assessments,
> the specific verification and the information required by law.

The annual accounts were drawn up by the Board of Directors. Based on our audit, it was our task to express an opinion on these accounts.

I. Opinion on the Consolidated Accounts

We performed our audit according to professional standards applicable in France; these standards require implementation of procedures to obtain a reasonable assurance that the annual accounts do not contain any significant anomalies. An audit consists of examining, by taking samples, the supporting items justifying the data contained in these accounts. It also consists of assessing the accounting principles used and the major estimates used for drawing up the accounts and of assessing the presentation of the whole. We believe that our audits provide a reasonable basis for the opinion expressed below.

We certify that the annual accounts, in terms of French accounting regulations and principles, are proper and accurate and give a true picture of the assets, financial position, as well as the financial position and assets of the Company at the end of this fiscal year.

II. Justification for Opinions
In application of the provisions of article L. 225-235 of the French Commercial Code relating to justification for our opinions, we would like to bring the following to your attention.
The Management of PagesJaunes Group has made some estimates and assumptions affecting the amounts appearing in its financial statements and the accompanying notes. The results achieved may turn out to be different from the estimates. In the framework of our audit of the annual accounts for 31 December 2004, we have found that among the accounts subject to significant accounting estimates, and subject to justification for our opinions are equity shares.
According to French professional standards applicable to accounting estimates, we have:
> in regard to the assets referred to above, assessed the data and assumptions on which the estimates are based, particularly the forecasts for cash flow drawn up by the Company's operations management, reviewed the calculations made by the Company and the sensitivity of the main commonly used values, compared the accounting estimates in prior fiscal years with the corresponding results and examined the procedure for approving these estimates by the Management. The assessments so made fall under the framework of our audit of the annual accounts of PagesJaunes Group on 31 December 2004 taken as a whole, and have therefore contributed to forming our unconditional opinion, expressed in the first part of this report.

III. Specific Verification and Information

In addition, we also proceeded to perform the specific verifications required by law, according to professional standards applicable in France.

We have no comments to make on the accuracy of the information given in the Board's Management report and in the documents sent to the shareholders on the financial position and annual accounts and their agreement with the annual accounts.

In application of the law, we have made sure that the various information relating to the acquisition of holdings and control and the identity of the owners of the capital and voting rights has been reported to you in the Management report.

Neuilly-sur-Seine and Paris – La Défense, 7 March 2005

The Auditors

DELOITTE & ASSOCIÉS
Jean-Paul Picard, Éric Gins

ERNST & YOUNG Audit
Christian Chiarasini

Special Auditors' Report
on the regulated agreements

Dear Shareholders,

In our capacity as Auditors for your Company, we herewith present to you our report on the regulated agreements.

In application of article L. 225-40 of the French Commercial Code, we have been advised of an agreement which was the subject of prior authorisation from your Board of Directors.

It is not our task to research the possible existence of other agreements, but to report to you, based on the information provided to us, on the characteristics and basic procedures of those of which we have been informed, without needing to give an opinion as to their usefulness and merit. It is your task, according to the terms of article 92 of the decree of 23 March 1967 to make an assessment of the interest attached to signing this agreement before approving it.

We have performed our work according to professional standards accepted in France; these standards require the implementation of procedures intended to verify the agreement between the information which has been provided to us and the *Document de référence* from which it was taken.

With Wanadoo SA and a Group of Financial Institutions
Directors involved: Messrs. Michel Combes, Frank Dangeard and Rémy Sautter.

Type and purpose
This is a guarantee contract signed between Wanadoo SA, PagesJaunes SA and a group of financial institutions, relating to the placement of shares following PagesJaunes IPO.

Procedures
The contract was approved by the Board of Directors of Wanadoo SA on 21 June 2004 and by the Supervisory Board of PagesJaunes on 7 July 2004.

Neuilly-sur-Seine and Paris – La Défense, 7 March 2005

The Auditors

DELOITTE & ASSOCIÉS
Jean-Paul Picard, Éric Gins

ERNST & YOUNG Audit
Christian Chiarasini

Chaper 6 – Corporate Governance and Internal Control

Pursuant to the decisions taken by the General Shareholders' Meeting on 27 May 2004, the Company has set up new governing structures at PagesJaunes Group, effective on 23 September 2004, consisting mainly of:

> a changeover from the dual structure (Supervisory Board and Management Board) to a Board of Directors;
> the decision to separate the functions of Chairman of the Board and the Chief Executive Officer (CEO);
> the creation of ad-hoc committees.

On 23 September 2004, the Board of Directors of the Company decided to separate the functions of Chairman of the Board and CEO. From its members, it elected Mr. Michel Combes, previously Chairman of the PagesJaunes Supervisory Board, as the Chairman of the Board of PagesJaunes and Mr. Michel Datchary, previously Chairman of the Management Board of PagesJaunes as the CEO of PagesJaunes.

The members of the Board of PagesJaunes Group, whose appointments went into effect on 23 September 2004, are:

> Michel Combes, Chief Officer of France Télécom;
> Olivier Barberot, Chief Officer of France Télécom;
> François de Carbonnel, Senior Advisor of the Global Corporate and Investment Bank of Citigroup;
> Élie Cohen, Director of Research at CNRS, Vice-President of the Public Sector High Council and member of the Prime Minister's Economic Analysis Council;
> Patricia Langrand, Chief Officer of France Télécom;
> Jean-Hervé Lorenzi (co-opted by the Board on 23 September 2004 following the resignation of Frank E. Dangeard), Advisor to the Management Board of La Compagnie Financière Edmond de Rothschild Banque;
> Stéphane Pallez, Chief Officer of France Télécom;
> Rémy Sautter, Chairman of the Supervisory Board of RTL;
> Marcel Roulet "*censeur*", Honorary Chairman of France Télécom and Board Member of France Télécom.

The Board of Directors has decided to create an audit committee chaired by Rémy Sautter as well as a Compensation and Appointments Committee chaired by François de Carbonnel. The audit committee is responsible for assisting the Board of Directors in carrying out its tasks and responsibilities in the financial area. The Compensation and Appointments committee is responsible for assisting the Board of Directors in appointing and compensating Company officers.

6.1 COMPOSITION AND FUNCTIONS OF THE ADMINISTRATIVE AND MANAGEMENT BODIES

6.1.1 Composition and Functions of the Board of Directors

The Company is administered by a Board of Directors made up of between three and eighteen members (subject to legal derogations in case of a merger). The Board currently has eight members, as well as an "*censeur*".

The Board members are elected by the shareholders at ordinary general shareholders' meetings. Each Board member must own at least one share in the Company. According to the Company's by-laws, each Board member is elected for a period of five years. The Board members may be re-elected with no restrictions. The Board chooses a Chairman from its members. The Chairman is elected for the whole term of his appointment as a Board member and may be re-elected. At its Meeting on 23 September 2004, the Board appointed Mr. Michel Combes as Chairman of the Board.

The Board of Directors holds a meeting when called to do so by its Chairman, who may use any means to announce the meeting, even orally in an emergency, and at any time he deems fit, at the company's main offices or at any other place indicated in the notice of meeting. When the Board of Directors has not met for more than two months, at least a third of the members of the Board of Directors can ask the Chairman at any time to call a meeting to discuss a pre-set agenda. The CEO may also ask the Chairman at any time to call a Board meeting for a pre-set agenda.

The Board is only validly in session if at least half of its members are present. Decisions are taken if approved by the majority of the members present or represented. If there is a tied vote, the Chairman of the meeting casts the deciding vote.

Subject to the legal and regulatory provisions, the meetings of the Board of Directors may be held by videoconference or by any other means of telecommunication, and any Board members who take part by means of telecommunication are considered to be in attendance for calculating the quorum and the majority.

The Board of Directors determines the direction of the Company's business and oversees its implementation. Subject to the powers expressly delegated to the general shareholders' meetings, and staying within the limits of the business purpose, the Board handles any questions involving the proper operation of the Company and by its deliberations regulates the matters concerning it.

The Board of Directors carries out any controls and verifications it deems fit.

The Chairman or the CEO of the Company must give to each board member all the documents and information needed to carry out their tasks. The Company's by-laws also state that the ordinary general shareholders' meeting may appoint one or more advisors, selected from the shareholders or outside them, based on their standing or experience.

The advisors are responsible for giving advice, suggestions, and opinions to the Company's committees which are self-governing, and assisting the Board of Directors in determining

the directions the Company's business should take. They may be members of the Company's committees.
The advisors have access to the same information as the Board members. The advisors may be invited to meetings of the Board of Directors, but their absence does not affect the validity of the deliberations. They have the right to speak in an advisory capacity but not the right to vote on decisions. They are appointed for three years. Their appointments are up at the end of the ordinary general shareholders' meeting which votes on the accounts for the previous fiscal year and held in the year during which the appointment of the advisor(s) comes to an end. The advisors may be re-elected with no restrictions. They may be dismissed at any time by a decision by the ordinary General Shareholders' Meeting.

The General Shareholders' Meeting held on 27 May 2004 appointed Mr. Marcel Roulet as a "censeur" to the Board of Directors.
In case of death, resignation or if an advisor leaves his post for any reason, the Board of Directors may at any time appoint a successor, and this provisional appointment is subject to the ratification of the next General Shareholders' Meeting.
The advisors may receive compensation which is set by the Ordinary General Shareholders' Meeting. The compensation set for Mr. Marcel Roulet is described in under section 6.2.1 "Overall Total of Compensation and Benefits in Kind".

The members of the Board of Directors and "censeur" of the PagesJaunes Group, as this document goes to press, are:

Name	Date of appointment	Position	Other positions and primary functions exercised in all other companies
Michel COMBES	27 May 2004	Chairman of the Board	– Chief Officer of Financial Balance and Value Creation at France Télécom – Senior Vice-President for Finance at France Télécom – Member of the Supervisory Board of Equant – Member of the Supervisory Board of Procapital – Chairman of the Supervisory Board of Assystem Brime
Olivier BARBEROT	27 May 2004	Board member	– Chief Officer in charge of Development and Optimisation of Human Skills at France Télécom – Executive Director in charge of Network Management and Internal Communication at France Télécom
François de CARBONNEL	27 May 2004	Board member	– Senior Advisor of the Global Corporate and Investment Bank of Citigroup – Board member of the Ecofin Hedge Fund
Élie COHEN	27 May 2004	Board member	– Chairman of the Scientific Board of Vigeo and Board member – Director of Research at CNRS, Professor at Sciences-Po, Vice-President of the Public Sector High Council and member of the Prime Minister's Economic Analysis Council – Member of the Supervisory Board of the Steria Group (SSII) – Board Member of Orange
Patricia LANGRAND	27 May 2004	Board member	– Chief Officer of the Content Aggregation Division at France Télécom
Jean-Hervé LORENZI	Co-opted by the Board of Directors Meeting of 23 September 2004 to replace France E. DANGEARD, co-opting ratified by the General Shareholders' Meeting of 23 December 2004	Board member	– Advisor to the Management Board of La Compagnie Financière Edmond de Rothschild – Professor at Paris Dauphine – Member of the Economic Analysis Council and President of the Economists' Circle
Stéphane PALLEZ	27 May 2004	Board member	– Chief Officer to the Executive Director of Financial Balance and Value Creation at France Télécom – Member of the Supervisory Committee at Equant NV

Rémy SAUTTER	27 May 2004	Board member	– Chairman and Managing Director of Bayard d'Antin – Chairman of the Supervisory Board of Édiradio/RTL – Chairman of Sicav Multimedia et Technologies – Board member of Insert – Board member of M6 – Board member of M6 Publicité – Board member of Partner Re (USA) – Board member of Duke Street Capital (UK) – Board member of Taylor Nelson Sofres (UK)
Marcel ROULET	27 May 2004	Advisor	– Honorary President and Board member of France Télécom – Board member of Thomson – Permanent Representative of Thomson SA on the Thales Board – Board member of the CCF – Chairman of the Supervisory Board of GIMAR Finances SCA – Member of the Supervisory Board of Eurazeo – Business Consultant

The Board of Directors has three independent members, i.e. Mr. François de Carbonnel, Mr. Jean-Hervé Lorenzi and Mr. Rémy Sautter.

A member is considered independent if he has no relationship of any kind with the Company which could have a significant influence on his freedom of decision-making.

The Board of Directors has decided to make a proposal to the Mixed General Shareholders' Meeting of 12 April 2005, to amend article 12 of the Company by-laws to regulate representation of PagesJaunes Group employees on the Board, and then to appoint a Board member who represents the employees of the PagesJaunes Group.

The Board of Directors also decided to make a proposal to the Mixed General Shareholders' Meeting of 12 April 2005, to appoint Mr. Jean-Claude Marceau as a Board Member, for a five-year term, expiring at the end of the General Shareholders' Meeting approving the accounts for the fiscal year ending on 31 December 2009. Mr. Jean-Claude Marceau came to PagesJaunes in 1973 as a marketing consultant and is now head of marketing relations with advertising agencies.

Olivier Barberot was appointed Chief Officer of France Télécom in March 2003, responsible for Development and Optimisation of Human Competence in connection with the Ambition FT 2005 plan, and in March 2004 he was made head of Management Networks and Internal Communications Development. After holding several engineering positions up to 1985, Olivier Barberot was General Secretary of Futuroscope in Poitiers from 1985 to 1991, and the General Secretary of the CGI until 1993. From 1993 to 1997, he was General Secretary of the Léonard de Vinci University (Paris). Since 1997, he has been a member of the Executive Committee for Human Resources at Thomson. Born in 1954, Olivier Barberot is a graduate of the Paris *École des mines*.

François Carbonnel joined Citigroup at the end of 1999 as Managing Director for the Global Corporate and Investment Bank, of which he is now a Senior advisor. After ten years spent at the Boston Consulting Group (Boston, Paris, Chicago), from 1971 to 1981, from 1981 to 1990 he was Chairman of Strategic Planning Associates (Washington, DC) which is now Mercer Management Consulting. After it was bought by Marsh McLennan, he went to General Electric (USA) as President of GE Capital Europe and Vice-President of General Electric. In 1993, he was appointed Vice-President of Booz-Allen and Hamilton in Paris, and then in 1994 he was made Chairman-Managing Director of Midial SA, which position he held until 1998. He was also Chairman of the Supervisory Board of GE Capital-SNC between 1996 and 1998. Born in 1946, François de Carbonnel is a graduate of the *École centrale de Lyon, faculté de Sciences économiques*, and the Business School of Carnegie-Mellon University.

Élie Cohen has pursued dual careers both as a researcher and university professor. A student researcher at the Paris *École des mines* and then head of research at the *Centre de sociologie de l'innovation de l'École des mines*, he subsequently joined the *CNRS* as Research Director of the *Groupe d'analyse des politiques publiques* in Paris I and then as Research Director at the National Centre for Scientific Research (FNSP).

As an associate professor, then full professor, Mr. Cohen has taught at the *Institut d'études politiques de Paris*, the *École supérieure* in Ulm, the *École nationale d'administration* and the Harvard School of Engineering. Author of a number of articles in scientific journals, Mr. Cohen has published several books on business economics and public policy in France and other countries. As an economist,

Mr. Cohen has been a member of numerous parliamentary and executive commissions. He was a member of the France Télécom Board of Directors from 1991 to 1995 and has been a member of Orange's Board of Directors since 2003. He is a member of the *Conseil scientifique de l'institut du Développement durable et des Relations internationales.* Born in 1950, Mr. Cohen is a graduate of the *Institut d'études politiques* de Paris and as PhDs in Management and Political Science.

Michel Combes is an Chief Officer at France Télécom, in charge of Financial Balance and Value Creation since February 2005. He was name Executive Director in charge of the Finance Group in January 2003. He started his career in 1986 at France Télécom at the External Networks Division and then went to the Industrial and International Affairs Division. He was appointed a Technical Advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and to the Minister of Equipment, Transport and Tourism. Mr. Michel Combes rejoined France Telecom in 1995 as Deputy Managing Director of TDF, a position which he held from June 1996 until the end of 1999 while also serving as Chairman and Managing Director of Globecast. He then served as Executive Vice-President of the Nouvelles Frontières Group from December 1999 until the end of 2001, when he moved to the position of Managing Director of ASSYSTEM, a company specialising in technical assistance. Born in 1962, Michel Combes is a graduate of the *École nationale supérieure des télécommunications*.

Patricia Langrand was appointed Chief Officer of France Télécom in March 2004, responsible for the Content Aggregation Division. She started her career at France Télécom in 1988 and has held various positions relating to strategy, marketing and finance. In 1995, she was appointed Deputy Director for Consumer Electronics and Audiovisuals, and then for networks and multimedia, at the General Office of Industrial Strategy at the Ministry of Economics, Finance and Industry. At the end of 1999, she joined the Canal+ Group as Director of New Technologies before returning to France Télécom in November 2002 as Director of the Office of Thierry Breton. Born in 1963, Patricia Langrand is a graduate of the *École polytechnique* and the *École nationale supérieure des télécommunications*.

Jean-Hervé Lorenzi, a Doctor of Economics, tenured professor at the departments of Law and Economics, is today an Advisor to the Management Board of La Compagnie Financière Edmond de Rothschild Banque. He is also a Professor at Paris-Dauphine, a member of the Economic Analysis Council and President of the Economists' Circle. Previously he was Deputy Managing Director of Gras Savoye, Managing Director of CEA Industrie, an Economic Advisor to the Prime Minister and Managing Director of Sari Groupe.

Stéphane Pallez was appointed Chief Officer of France Télécom in April 2004 to the Executive Director in charge of Financial Balance and Value Creation. Before joining France Télécom, Stéphane Pallez was Head of the European and International Affairs Department at the Treasury Office at the Ministry of the Economy, Finance and Industry, President of the Club de Paris, and a Board Member of the Banque Européenne d'Investissement. During her career at the Treasury Office, she was Deputy Director in change of State Holdings between 1998 and 2000 and Deputy-Director of Insurance. Between 1991 and 1993 she was a Technical Advisor in charge of industrial affairs at the office of the Minister of the Economy, Finance and Industry, successively under Pierre Bérégovoy and Michel Sapin. From 1988 to 1990, she was a deputy Board Member representing France at the World Bank. Born in 1969, Stéphane Pallez is a graduate of the *Institut d'études politiques* in Paris (1980) and the *École nationale d'administration* (1984). She is a Chevalier of the National Order of Merit.

Rémy Sautter began his career at the Caisse de Dépôts et Consignations (1971-1981) before being appointed a Technical Advisor at the Office of the Minister of Defence for Financial and Budget Affairs (1981-1983). He was then Finance Director for the Havas Agency from 1983 to 1985 and Vice-Chairman-Managing Director of RTL until 1996. Rémy Sautter was the Managing Director of the CLT-UFA until 2000 before holding the position of Chairman-Managing Director at RTL until 2002. Since December 2002, he has been Chairman of the Supervisory Board at RTL. Born in 1945, Rémy Sautter has a law degree and graduated from the *Institut d'études politiques* Paris and the *École nationale d'administration*.

Marcel Roulet is the Honorary Chairman of France Télécom and served as its Chairman from 1991 to 1995. Then Marc Roulet was the Chairman-Managing Director of Thomson SA between February 1996 and March 1997 and of Thomson CSF (now Thales) between February 1996 and January 1998. A telecommunications engineer, who has been retired since 1 January 1999, Marcel Roulet works as a business consultant. **Marcel Roulet** is also a Board member of Thomson and Thales (as the representative of Thomson SA), a Board member of CCF and Chairman of the Supervisory Board of Gimar Finances. He is a member of the Supervisory Board of Eurazeo. Born in 1933, Marcel Roulet is a graduate of the *École nationale supérieure des télécommunications*.

During the 2004 fiscal year, the Supervisory Board met nine times and the Board of Directors met four times. On average, six members out of nine attended each meeting of the Supervisory Board, and seven board members out of eight attended each meeting of the Board of Directors during that year. The average length of a meeting of the Board of Directors is two hours. The Supervisory Board met five times in 2001, four times in 2002 and four times in 2003, with an attendance rate of 64.5% in that fiscal year.

Internal Regulations

The internal regulations for the Board of Directors, in line with the guidelines set out by the Bouton Report, were approved by the Board of Directors at its meeting held on 23 September 2004. The main provisions of these internal regulations are set out in the section 6.5 "The Board of Directors' Internal Regulations".

Professional Ethics Charter

The General Shareholders' Meeting held on 27 May 2004 also recommended the adoption by the Board of Directors of a Professional Ethics Charter similar to that adopted by the Supervisory Board. The Board of Directors thus adopted a Professional Ethics Charter on 23 September 2004 (available on the PagesJaunes Group website at http://www.pagesjaunesgroupe.com). This Charter sets out the values of the Group and states its principles for its dealings with its customers, shareholders, employees, suppliers and competitors, as well as in regard to the environment and the countries where the Group has operations. It also refers to a certain number of principles of personal conduct, which each employee, Board member and manager at the Group must adhere to, which encourage honest and ethical conduct on their part, and accurate, full and timely reporting of published information.

The Professional Ethics Charter also repeats the principles and rules in effect in relation to professional ethics in securities and exchange matters and the need for them to be followed scrupulously. It imposes certain preventive measures, particularly the existence of blackout periods for trading in the Company's shares for "permanent initiates", particularly members of the Board of Directors and the other managers. The Professional Ethics Charter applies to each member of the Board of Directors, manager and employee at the Group.

6.1.2 Committees Created by the Board of Directors

The Board of Directors can decide to create committees from within itself, for which it sets the membership and powers, and which perform their tasks under its responsibility, but the powers attributed to a committee cannot be for the purpose of delegating to a committee the powers which are vested in the Board of Directors by law or the by-laws, or for the purpose of reducing or limiting the powers of the Chairman, the CEO or the Deputy Managing Directors. The Board of Directors, at its Meeting on 23 September 2004, set up two committees at the Company, i.e. an Audit Committee and a Compensation and Appointments Committee.

6.1.2.1 Audit Committee

Membership of the Audit Committee

The Audit Committee has at least two members, appointed by the Board of Directors upon recommendation by the Chairman. In addition, under the terms of the operating charter of the Audit Committee, the Committee appoints its Chairman itself.

The membership of the Audit Committee on the registration date of this *Document de référence* is as follows:

> Mr. Remy Sautter, Chairman,
> Mr. Elie Cohen,
> Mrs. Stéphane Pallez.

Tasks of the Audit Committee

The tasks of the Audit Committee, on behalf of the Board of Directors, are as follows:

> to examine the Company and consolidated accounts, both half-yearly and annual, as well as the management reports and business and results statements;
> to make sure that the accounting standards adopted to draw up the Company and consolidated accounts are respected;
> to verify that the internal procedures for collecting and checking the information are properly applied;
> to control the quality and accuracy of the information given to shareholders;
> to examine the procedure for selecting the Company's Auditors, particularly looking at their choice and terms of compensation to make observations;
> to study each year the inspection procedures for the Auditors and the internal Auditors, to examine the internal auditing report for the year just past and the schedule of tasks for the year in progress;
> to examine each year the report by the Chairman of the Board on the Group's exposure to risks, particularly for financial and legal matters, and the significant off-balance sheet commitments.

The tasks undertaken on behalf of the Board of Directors do not limit the powers of the Board of Directors, who cannot exempt themselves from liability by invoking the tasks or opinions of these committees.

The Audit Committee meets as often as it deems fit and considers all questions falling under the scope of its responsibility. It met twice in the 2004 fiscal year.

The Audit Committee can ask the Company to provide it with any document or information needed to perform its tasks and perform any internal or external audit on any subject it believes relates to it. When examining the drafts of the annual and half-yearly accounts, it can question the Auditors without the presence of the Company managers. Any irregularities in accounting or auditing matters are brought to their attention.

6.1.2.2 Compensation and Appointments Committee

Membership of the Compensation and Appointments Committee

This committee has at least three members, appointed by the Board of Directors upon recommendation by the Chairman. The committee appoints its Chairman itself.

The membership of the Compensation and Appointments Committee on the registration date of this *Document de référence* is as follows:

> Mr. François de Carbonnel, Chairman,
> Mr. Olivier Barberot,
> Mr. Jean-Hervé Lorenzi,
> Mr. Marcel Roulet.

Tasks of the Compensation and Appointments Committee

The committee is responsible for submitting proposals to the Board of Directors for the appointment of members of the Board, the Chairman of the Board of Directors, the CEO and the members of the Board committees. It is also kept informed by the Chairman of the Board of the appointments of the other managers in the Group.

In addition, the committee makes a recommendation to the Board for the amount of attendance fees to be submitted to the General Shareholders' Meeting as well as how this amount should be divided between the members of the Board. The Committee also makes proposals to the Board on compensation for Company officers and may, if so requested by the Chairman of the Board, give an opinion on the procedures for setting compensation for the Company managers.

The Compensation and Appointments Committee met twice during the 2004 fiscal year.

6.1.2.3 Committee Membership and Operation

The operating rules are set by the Board of Directors based on the following principles:

> the committee meetings are called by the Chairman at least five days in advance and immediately in an emergency;
> the committee meetings may be held anywhere and attendance may be by videoconference or conference telephone (except for strictly confidential matters, which are defined as such when brought before the committee Chairman);

> the committees may invite outside or internal experts to look at particular questions, and the costs for any external experts are paid by the Company.

The committees are collegial bodies with a consultative role. They have no powers of their own as their role consists of providing information to the Board or the Chairman.

The members of the committees who are members of the Board of Directors cannot receive any permanent compensation for their membership in the committees. They can, however, receive exceptional payments for special, temporary tasks and can also receive a higher share than the other members of the Board of the attendance fees.

The members of the committees who are not members of the Board may receive compensation set by the Board of Directors, paid by the Company.

6.1.3 Chairman of the Board and Position of Chief Executive Officer

The Chairman of the Board of Directors, who must be an individual, is appointed by the Board of Directors from its membership. In addition, the Board of Directors has the option of deciding to separate or combine the appointments of Chairman of the Board and the CEO. If the decision is made to separate these appointments, the CEO is appointed by the Board of Directors.

At its meeting on 23 September 2004, the Board of Directors decided to separate these appointments, and appointed Mr. Michel Combes as the Chairman of the Board, and Mr. Michel Datchary as CEO.

The CEO, subject to the powers which the law expressly vests in the General Shareholders' Meeting and the Board of Directors, and within the limits of the business purpose, has the widest powers to act on behalf of the Company under all circumstances, with the stipulation that:

(i) the CEO must present a draft strategic plan each year to the Board of Directors, which defines the medium-term direction of the Group's business, and particularly includes projections for the main operating and financial indicators of the Group, as well as a draft annual budget;

(ii) the following decisions must be given prior approval by the Board of Directors:

> any transfer of all or part of the Company's assets to a company already created or to be created;

> any investment or divestment of an amount over 5 million euros in an operation, when the operation involves external growth or a sale;

> any investment or divestment involved in an external growth operation or sale which is not included in the Company's strategic planning;

> any commitment for an amount over 5 million euros which is exceptional and is not included in the Company's budget.

Michel Datchary has been the CEO of PagesJaunes Group since 23 September 2004. He had previously been the Chairman of the Management Board of PagesJaunes since 1996. Michel Datchary started his career at the Havas group in 1977 before joining the ODA group. He also worked as the Head of Products in 1979, as Deputy Marketing Director in 1981, as the Managing Director of a subsidiary in 1985, and as Deputy Managing Director and a member of the Board of ODA in 1992. From 2000 to 2004 he was Director of Wanadoo's Directory Division. Michel Datchary is a graduate of the *Institut de promotion commerciale* of the Pau Chamber of Commerce (1977).

6.1.4 Deputy Managing Directors

Upon the recommendation of the CEO, the Board of Directors can appoint one or more individuals to assist the Chairman, with the title of Deputy Managing Director. The maximum number of the Deputy Managing Directors is five.

In agreement with the CEO, the Board of Directors determines the scope and term of the powers vested in the Deputy Managing Directors.

6.2 MANAGERS' COMPENSATION AND HOLDINGS

6.2.1 Overall Total of Compensation and Benefits in Kind

In application of the provisions of article L. 225-102-1 of the French Commercial Code, all the compensation and benefits in kind individually paid by the Company to the Company officers during the fiscal year ending on 31 December 2004 at the PagesJaunes Group are summarised in the table below:

Company officers of PagesJaunes Group	Fixed compensation paid during the fiscal year		Variable compensation and other bonuses paid during the fiscal year		Profit-sharing and Company savings plan paid during the fiscal year		Benefits in kind given during the fiscal year		Attendance fees earned during the fiscal year	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
François de Carbonnel	–	–	–	–	–	–	–	–	€12,900	–
Élie Cohen	–	–	–	–	–	–	–	–	€12,900	–
Michel Datchary, CEO	€200,000	€215,385	€146,176	€58,720	€6,020	€5,344	€3,900	€3,900	€4,573*	€4,573*
Jean-Hervé Lorenzi	–	–	–	–	–	–	–	–	€6,300	–
Rémy Sautter	–	–	–	–	–	–	–	–	€12,900	–
Marcel Roulet (advisor)	–	–	–	–	–	–	–	–	€15,000	€5,000

*Compensation for the position of Chairman of the Management Board of PagesJaunes.

All the compensation and benefits in kind payable by the Company earned individually by the Managing Director for the 2003 and 2004 fiscal year are summarised in the table below:

Company officers of PagesJaunes Group	Fixed compensation paid for the fiscal year		Variable compensation and other bonuses paid for the fiscal year		Profit-sharing and Company savings contributions plan paid for the fiscal year		Benefits in kind given for the fiscal year		Compensation for position of Chairman of the Board of PagesJaunes for the fiscal year	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Michel Datchary, CEO	€200,000	€200,000	€111,108 (including €99,740 variable portion)	€102,747 (including €91,770 variable portion)	€5,439*	€6,020	€3,900	€3,900	€3,324 (from January to September 2004)	€4,573

* For Company savings plan contributions only, profit-sharing was not yet known on the date of this *Document de référence*.

In 2004, the CEO was eligible for a variable share, of which the target rate was 40% (which could go as high as 50%) of his base salary, which was calculated based on three indicators: sales, EBITDA and a qualitative portion based on achieving personal goals.

After the decisions were taken by the Board for the 2004 fiscal year, the total amount of the variable portion of the CEO came to 49.87% of his base salary. The Company has not created any specific additional retirement plans for its Company officers. Michel Datchary's employment contract includes clauses covering employment agreement and contractual compensation for leaving his position which cannot exceed twenty-one months.

The Chairman of the Board of the Company does not receive any compensation from the Company. No attendance fees were paid to the members of the Supervisory Board for the 2001, 2002 and 2003 fiscal years. The General Shareholders' Meeting of 27 May 2004 set the amount of attendance fees to be freely distributed to the members of the Board of Directors at the total sum of 45,000 euros for the 2004 fiscal year.

A proposal will be made to the General Shareholders' Meeting of 12 April 2005 to set the amount of attendance fees to be freely distributed among the members of the Board at 100,000 euros for the 2005 and subsequent fiscal years.

For Marcel Roulet, the advisor, the General Shareholders' Meeting of 10 April 2002 set his compensation at 5,000 euros for the 2002 and subsequent fiscal years. The General Shareholders' Meeting of 27 May 2004 set his compensation as an advisor to the Board of Directors at 10,000 euros for the 2004 and subsequent fiscal years, with the stipulation that this compensation will be raised to 15,000 euros if he is a member of Board of Directors committees.

6.2.2 Options to Subscribe or Buy Shares Given to Each Company Officer and the Options Exercised by Each of Them

No subscription or purchase plan giving rights to PagesJaunes shares was authorised or decided on by the General Shareholders' Meeting of the Company when this *Document de référence* went to press.

The table below shows the four Wanadoo share subscription option plans which some Company officers in the Company benefited from and which were adopted pursuant to articles L. 225-177 of the French Commercial Code (formerly articles 208-1 and following of the law of 24 July 1966) by the Extraordinary General Shareholders' Meeting of Wanadoo on 22 June 2000. It should be noted that these subscription options for Wanadoo shares were converted into subscription options for France Télécom shares because of the merger between France Télécom and Wanadoo on 1 September 2004.

	Wanadoo plan July 2000	Wanadoo plan April 2001	Wanadoo plan June 2002	Wanadoo plan November 2003
Exercise price in euros	19	6	5.4	6.48
Starting date for exercising the options	July 2005	April 2004	June 2005	November 2006
Expiration date for exercising the options and the plan	July 2010	April 2011	June 2012	November 2013
Michel Datchary				
Number of Wanadoo options allocated	*18,000*	*10,0000*	*60,000*	*60,000*
Number of options exercised	0	0	n/a*	n/a*

*n/a not applicable, as the period for exercising the options had not yet started.

6.2.3 Regulated Agreements

During the fiscal year ending on 31 December 2004, the Company identified an agreement likely to fall under the scope of application of article L. 225-38 of the French Commercial Code, i.e. the investment and guarantee contract relating to the PagesJaunes Group IPO signed in July 2004, which was subject to prior approval by the PagesJaunes Supervisory Board on 7 July 2004.

6.3 EMPLOYEE PROFIT-SHARING

6.3.1 Profit-Sharing and Company Savings Plan Agreements

Company Savings Plan

The Company savings plan agreement signed by France Télécom on 19 November 1997 with four union organisations (CFDT, CFTC, CGC and FO) covers the companies in the France Télécom group owned more than 50% by France Télécom of which the Company is part. The special reserve for the Company savings plan of the France Télécom group is the amount in the special savings plan reserves calculated for each subsidiary involved using a derogation formula (derogation addendum signed on 29 June 2001).

The special savings plan reserves are divided among the beneficiaries at 20% based on their attendance and 80% in proportion to the gross annual salary received by each employee. The amounts allocated individually are put into the France Télécom group savings plan and blocked for five years.

The table below shows the key figures for the company savings plan over the last four fiscal years:

(in millions of euros)	Total Company savings plan contributions distributed by the France Télécom group	Contribution by PagesJaunes	Savings plan contributions distributed to PagesJaunes employees
2001	122	21.2	2.7
2002	100	24.4	2.4
2003	115	26.8	2.8
2004	264	29.6	7.0

Profit-Sharing

Seven profit-sharing agreements have been signed at PagesJaunes SA since 1989. Since 1999 and up to 2003, the calculation of the overall profit-sharing amount was based on the operating results for the year.

This total was made up of two amounts:

> the first is expressed based on a percentage of the operating results;

> the second is calculated based on a rate which varies based on the growth in revenue (the change in revenue for the year "n" compared to the year before "n-1") and is applied to the operating results.

The latest profit-sharing agreement in effect was signed on 30 June 2004 and covers the years 2004, 2005 and 2006.

To get a higher number of employees linked to the improved performance of PagesJaunes, this agreement is based on the following principles:

> the overall amount of profit-sharing is based on the achievement of two corporate economic and strategic goals: the operating results before amortisation and revenue;

> the overall amount of profit-sharing changes in proportion to the operating results.

The table below shows the amount of profit-sharing over the last six fiscal years:

(in thousands of euros)	1999	2000	2001	2002	2003	2004
PagesJaunes SA profit-sharing	1,706	6,557	5,702	6,099	6,677	9,417

Company Savings Plan

The company savings plan of the France Télécom group is accessible to employees (executives and private law employees) at the Company who have worked at the Company for more than three months as long as France Télécom owns over 50% of the Company. It contains several mutual investment funds, some of which are solely for shares in France Télécom and PagesJaunes Group.

6.3.2 Options to Subscribe or Buy Shares Given to the Top Ten Employee Recipients Who Are Not Corporate Officers and the Options Exercised by Them.

No subscription or purchase plan giving rights to PagesJaunes shares has been authorised or decided on by the General Shareholders' Meeting of the Company as this *Document de référence* goes to press.

The Board of Directors has decided to make a proposal to the shareholders, in the context of the 22nd resolution submitted for a vote to the Mixed General Shareholders' Meeting of 12 April 2005, to authorise, pursuant to articles L. 225-177 and following of the French Commercial Code, to grant on one or more occasions, options to subscribe or buy shares in the Company (see section 3.2.9 "Option Plans").

The table below shows the four Wanadoo share subscription option plans which some Company officers in the Company benefited from and which were adopted pursuant to articles L. 225-177 of the French Commercial Code (formerly articles 208-1 and following of the law of 24 July 1966) by the Extraordinary General Shareholders' Meeting of Wanadoo on 22 June 2000.

It should be noted that these subscription options for Wanadoo shares were converted into subscription options for France Télécom shares because of the merger between France Télécom and Wanadoo on 1 September 2004.

	Total number of options granted or exercised	Exercise price in euros	Starting date to exercise the option	Expiration date for the plan	Plan
Subscription options for France Télécom shares granted during the 2004 fiscal year to the top ten employee recipients at the PagesJaunes Group who are not corporate officers	n/a	n/a	n/a	n/a	n/a
Subscription options for France Télécom shares exercised during the 2004 fiscal year by the top ten employee recipients at the PagesJaunes Group who are not corporate officers who exercised the highest number of options	120,550	15.43	2 April 2004	April 2004	Wanadoo April 2001

6.4 INTERNAL CONTROL PROCEDURES

6.4.1 Report by the Chairman of the Board on the Conditions for Preparing and Organising the Work of the Board of Directors and on the Internal Control Procedures at PagesJaunes.

In application of the provisions of article L. 225-37 of the French Commercial Code, the Chairman of your Board of Directors will describe to you in this report the conditions for preparing and organising the work of the Board; as well as the internal control procedures put in place by your Company.

The Chairman has assigned the financial management of the Group for this report with the preparatory work and necessary measures. The Auditors have been informed of this work and these measures.

This report contains the conditions for preparing and organising the work of the Board of Directors of PagesJaunes Group in the 2004 fiscal year. This report also contains the internal control procedures at the PagesJaunes Group.

For accounting and financial matters, PagesJaunes Group has set up an internal control organisation around its major businesses, which uses an internationally recognised methodology, based on the COSO guidelines (cf. section 6.4.1.2.2).

To guarantee the quality and reliability of the financial information produced, a process of continuous improvement in internal control is in operation at the Group.

6.4.1.1 Preparation and Organisation of the Work of the Board of Directors

PagesJaunes Group follows the principles of corporate governance for listed companies set out in the Medef/AFEP report in October 2003 and especially:

> the responsibility and integrity of managers and Board members;
> the independence of the Board of Directors;
> transparency and release of information;
> respect for the rights of shareholders.

PagesJaunes Group has committed to implement the recommendations in these reports, particularly through the internal regulations adopted by the Board of Directors at their Meeting on 23 September 2004, which is attached as an appendix to this report ("The Board of Director's Internal Regulations", see section 6.5). These internal regulations of the Board of Directors set the guiding principles for its operations and the procedures it uses to carry out its tasks.

Preparation and Organisation of the Work of the Board of Directors

The Board of Directors votes on all the decisions relating to the major strategic, economic, social, financial and technological policies of the Company and oversees their implementation by the General Management.

PagesJaunes Group's policy in matters of corporate governance states that (see article 1 of the internal regulations) that the CEO must receive permission from the Board to engage in any investment or divestment operations for any amounts over 5 million euros per operation, in the case of external growth or sales operations. In addition, any investment of an amount over 5 million euros which is not part of the Company's strategic plan must be approved in advance by the Board of Directors.

During the 2004 fiscal year, the Company set up new governance structures at the PagesJaunes Group, consisting mainly of:

> the appointment of Michel Combes as Chairman of the Board of Directors;

> the appointment of Michel Datchary as CEO;

> the creation of ad hoc committees.

On 23 September 2004, the Board of Directors of the Company decided to separate the functions of Chairman of the Board and the CEO. From its members, it elected Mr. Michel Combes, previously Chairman of the PagesJaunes Supervisory Board, as the Chairman of the Board of PagesJaunes and Mr. Michel Datchary, previously Chairman of the Management Board of PagesJaunes as the CEO of PagesJaunes.

The members of the Board of PagesJaunes Group, who had thence been appointed by the General Shareholders' Meeting of 27 May 2004, and whose appointments went into effect on 23 September 2004, are:

> Michel Combes, Chief Officer of France Télécom;

> Olivier Barberot, Chief Officer of France Télécom;

> François de Carbonnel, Senior Advisor of the Global Corporate and Investment Bank of Citigroup;

> Élie Cohen, Director of Research at CNRS, Vice-President of the Public Sector High Council and member of the Prime Minister's Economic Analysis Council;

> Patricia Langrand, Chief Officer of France Télécom;

> Jean-Hervé Lorenzi (co-opted by the Board on 23 September 2004 following the resignation of Frank E. Dangeard), Advisor to the Management Board of La Compagnie Financière Edmond de Rothschild Banque;

> Stéphane Pallez, Chief Officer of France Télécom;

> Rémy Sautter, Chairman of the Supervisory Board of RTL.

The Board decided to create an Audit Committee chaired by Rémy Sautter as well as a Compensation and Appointments Committee chaired by François de Carbonnel. The Audit Committee is responsible for assisting the Board of Directors in the performance of its tasks and responsibilities in the financial area. The Compensation and Appointments Committee is particularly responsible for assisting the Board with the appointment and compensation of Company officers. PagesJaunes Group applies selection criteria to its Board members, particularly availability, experience and skills in the areas associated with the operator business and the important matters in that business environment.

During the 2004 fiscal year, the Supervisory Board met nine times and the Board of Directors met four times. On average, six members out of nine attended each meeting of the Supervisory Board, and seven board members out of eight attended each meeting of the Board of Directors during this fiscal year. The average length of a meeting of the Board is two hours.

The main activities of the Supervisory Board, and so the Board of Directors, are as follows:

> examination of the accounts and results: the Board examined and drew up the annual and half-yearly accounts, both corporate and consolidated, and the Management reports. It examined the revenue and main quarterly figures. It drew up reports and resolutions submitted to the General Shareholders' Meeting. It examined the budget for 2004;

> examination and approval of strategic operations: the Board deliberated on the proposed IPO of PagesJaunes and on the reorganisation of the PagesJaunes Group, and deliberated on operations and proposed acquisitions, including QDQ Media, Kompass Belgium, Mappy (formerly Wanadoo Maps) as well as the acquisition of 50% of Eurodirectory which was owned by Seat;

> corporate governance: the Board drew up its internal regulations as well as the charters for the Board committees and the Professional Ethics Charter for the PagesJaunes Group. It examined the report drawn up by the Chairman in application of article 117 of the law on Financial Security, relating to the conditions for preparing and organising the work of the Board and the internal control procedures;

> strategic and regulatory questions: the Board paid particular attention to strategic or regulatory questions, particular deregulation of operator information services, the Group's strategy in the area of relational marketing or the impact of the new legal and regulatory provisions on the General Directory and the Group's plans in this regard.

Tasks and Operations of the Board Committees

Two committees have been set up by the Board of Directors.

The Audit Committee

The Audit Committee has at least two members, appointed by the Board of Directors upon recommendation by the Chairman. In addition, under the terms of the operating charter of the Audit Committee, the committee appoints its Chairman itself.

The membership of the Audit Committee on the date of this report is as follows:

> Mr. Remy Sautter, Chairman,

> Mr. Elie Cohen,

> Mrs. Stéphane Pallez.

The tasks of the Audit Committee, on behalf of the Board of Directors, are as follows:

> to examine the Company and consolidated accounts, both half-yearly and annual, as well as the Management reports and business and results statements;

> to make sure that the accounting standards adopted to draw up the Company and consolidated accounts are respected;
> to verify that the internal procedures for collecting and checking the information are properly applied;
> to control the quality and accuracy of the information given to shareholders;
> to examine the procedure for selecting the Company's Auditors, particularly looking at their choice and terms of compensation to make observations;
> to study each year the inspection procedures for the Auditors and the internal Auditors, to examine the internal auditing report for the year just past and the schedule of tasks for the year in progress;
> to examine each year the report by the Chairman of the Board on the Group's exposure to risks, particularly for financial and legal matters, and the significant off-balance sheet commitments.

The tasks undertaken on behalf of the Board of Directors do not limit the powers of the Board of Directors, who cannot exempt themselves from liability by invoking the tasks or opinions of these committees.

The Audit Committee meets as often as it deems fit and considers all questions falling under the scope of its responsibility. It can ask the Company to provide it with any document or information needed to perform its tasks and perform any internal or external audit on any subject it believes relates to it. When examining the drafts of the annual and half-yearly accounts, it can question the auditors without the presence of the Company managers. Any irregularities in accounting or auditing matters are brought to their attention.

The Audit Committee met twice in 2004. It regularly questioned the managers of the Company and the Heads of the Group Finance Office and the Auditors, to examine with them their respective plans of actions and the follow-up to them. The Audit Committee particularly examined the following questions during the 2004 fiscal year:
> half-yearly accounts on 30 June 2004;
> revenue and main results for the third quarter of 2004;
> the 2004 programme for the internal audit and an update on the progress on the application of the American Sarbanes-Oxley Act (because it is part of the France Télécom group, which is listed on the New York Stock Exchange) and law No. 2003-706 of 1 August 2003 on Financial Security;
> examination of the operations to reorganise the PagesJaunes Group presented to the General Shareholders' Meeting of 23 December;
> plans to acquire 50% of the share capital of the Eurodirectory company held by Seat.

The Compensation and Appointments Committee

This committee has at least three members, appointed by the Board of Directors upon recommendation by the Chairman. The committee appoints its Chairman itself.

The membership of the Compensation and Appointment Committee on date of this report is as follows:
> Mr. François de Carbonnel, Chairman,
> Mr. Olivier Barberot,
> Mr. Jean-Hervé Lorenzi,
> Mr. Marcel Roulet.

It is responsible for submitting proposals to the Board of Directors for the appointment of members of the Board, the Chairman of the Board of Directors, the CEO and the members of the Board committees. It is also kept informed by the Chairman of the Board of the appointments of the other managers in the Group. In addition, the Committee makes a recommendation to the Board for the amount of attendance fees to be submitted to the General Shareholders' Meeting as well as how this amount should be divided between the members of the Board. The Committee also makes proposals to the Board on compensation for Company officers and may, if so requested by the Chairman of the Board, give an opinion on the procedures for setting compensation for the Company managers.

The Compensation and Appointments Committee met twice during the 2004 fiscal year.

Limitations on the Powers of the CEO

Pursuant to the provisions of article L. 225-51-1 of the French Commercial Code which allow the Board of Directors to choose between having the General Management of the Company assumed, as it chooses, either by the Chairman of the Board of Directors, or by another individual appointed by the Board of Directors, with the title of Managing Director, the Board of Directors of PagesJaunes Group decided on 23 September 2004 to separate the positions of Chairman of the Board and that of CEO. It elected from its members Mr. Michel Combes as Chairman of the Board and Mr. Michel Datchary as CEO of PagesJaunes.

The limitations on power are shown in the internal regulations.

6.4.1.2 Internal Control Procedures Set up at PagesJaunes Group

6.4.1.2.1 The Control Environment

The PagesJaunes Group has created a set of rules for organisation, policy, procedures and methods or bodies for evaluation and control, drawn up for the whole France Télécom group, which contributes to the efficiency of internal control.

6.4.1.2.1.1 Values, Governance and Mobilisation of Skills

The Values and Principles for the Group's Actions and Conduct

The Board of Directors of the PagesJaunes Group, in its meeting on 27 May, 2004, adopted a Group Professional Ethics Charter (available on the website www.pagesjaunesgroupe.com). This charter sets out the values of the Group and states its principles for its dealings with its customers, shareholders, employees, suppliers and competitors, as well as in regard to the environment and the countries where the Group has operations. It also refers to a certain number of principles of personal conduct, which each employee, Board member and manager at the Group must adhere to. The principles and rules for securities and exchange ethics are contained in a specific document which is an integral part of the charter. This document intended to be read by employees and Directors of the companies in the

Group, on the principles and regulations in effect and the need for them to be followed scrupulously, as well as certain preventive measures (particularly the existence of blackout periods for trading in the Company's shares for "permanent initiates").

In addition, pursuant to the provisions of article 222-14 of the new General Regulations from the *AMF* (taken in applicable of article L. 621-18-2 of the French Monetary and Financial Code), PagesJaunes Group has informed its Board members of its obligation to report to the *AMF* and to publish in a press release, within five days of the transaction, all acquisitions, sales, subscriptions or swaps of its financial instruments as well as transactions carried out involving these instruments using financial futures, performed by the members of the Board of Directors and by those persons, under the terms to be defined by a decree from the Council of State, with close personal links to them.

Group Governance

> The Executive Committee

Under the authority of the Managing Director, an Executive Committee of the PagesJaunes Group was created, made up of the Executive Directors in charge of the divisions and functions of the Group, which defines for the Group the strategic plans contributing to the development of the Group's operational and marketing activities. The Group's Executive Committee decides on and co-ordinates the implementation of the strategic plans. It controls the execution of the goals which turn its decisions into operations and the allocation of financial resources.

> The Strategy Committee

The Strategy Committee was created when the PagesJaunes Group was reorganised in December 2004. It is made up of the CEO and the Finance Director of the PagesJaunes Group, the Directors of the three business units of PagesJaunes SA (printed directory, on-line and voice directory and services) as well as the Strategy Directory of PagesJaunes Group who is the leader. Meetings of the Strategy Committee are also attended by anyone involved
in the topic on the agenda as necessary. The goal is to hold approximately one meeting a month. The goal of the Strategy Committee is to analyse and examine the strategic plans and structural plans of the PagesJaunes Group and its subsidiaries, as well as leading and structuring the Group's strategic thinking.

6.4.1.2.1.2 The Internal Auditing Function

As far as the internal auditing is concerned, PagesJaunes Group depends on France Télécom's Office of Auditing and Risk Control, which was created in 1996, and has about 150 qualified Auditors who work as shared employees for all the companies in the Group and are mostly located in France, Great Britain, Poland and the USA.

The internal Auditors of the France Télécom group use the standards of the Institute of Internal Auditors (IIA); they are subject to its Code of Ethics and its professional certification. The internal auditing procedures at France Télécom were certified ISO 9001 V.2000 in October 2004.

The internal audit helps the Group to maintain appropriate control procedures by evaluating their efficiency and effectiveness and encouraging continuous improvement. Based on the results of the risk evaluation, the internal audit assesses the applicability and effectiveness of the internal control procedures by measuring the quality of the control environment in the Group, how well the internal governance bodies work, the reliability and integrity of the financial and operating information, the effectiveness and efficiency of operations, protection of assets and adherence to laws, regulations and contracts.

6.4.1.2.2 Internal Control Procedures Set up at PagesJaunes Group

For the organisation of its internal control and risk management, PagesJaunes Group has set up a certain number of internal procedures, described below, and also depends on the resources and skills of the France Télécom group in this area, guided by the COSO guidelines (Committee of Sponsoring Organisations of the Treadway Commission).

Internal control is a process performed by the Board of Directors, Management, and the employees at the Company, intended to provide reasonable assurance as to the attainment of the goals falling into the following categories:

> execution and optimisation of operations;
> reliability of financial information;
> adherence to current laws and regulations.

Covering all the businesses of the PagesJaunes Group, this process is intended to provide a reasonable assurance – but not certainty – that the risks will be controlled and that the set goals will be achieved.

Internal control of accounting and financial information is organised around the following:

> the Financial Information Committee;
> PagesJaunes accounting and Management organisation;
> unified accounting and Management reporting;
> the Group's common guidelines and accounting methods;
> planning the work to close the accounts at the Group level;
> blending the information systems;
> the programme for continuous improvement of the processes; of internal financial controls.

6.4.1.2.2.1 The Financial Information Committee

Financial information and its control are organised together with the managerial and Management organisation of the PagesJaunes Group. To increase the quality and reliability of the financial information, the Group has set up procedures to oversee and control financial information, which is basically dependent on the work of the Financial Information Committee.

The task of this committee is ensure the integrity, accuracy, adherence to applicable laws and regulations and to recognised practices, consistency and quality of the PagesJaunes Group's financial information.

This examination particularly relates to the press releases containing financial information, Management reports and to the *Document de référence*.

The committee is involved in drawing up and approving the financial information, defined for the whole Group. It is chaired by the Group Finance Director and particularly includes the competent Directors in the areas of accounting, legal affairs, communications, investor relations and management control. Created in July 2004, this committee met twice in 2004.

6.4.1.2.2.2 The Accounting and Management Function

Under the authority of the Group Finance Director, the Financial Directors, the Management Control departments and the Accounting Departments at the Group subsidiaries perform the essential tasks to ensure consistency in the PagesJaunes Group financial information.

Thus,

> they are responsible for producing the accounts for the PagesJaunes Group by the deadlines required by the financial markets and legal obligations;

> they oversee the budget and forecasting process and product the monthly Management report as soon as possible, and make sure the information is consistent;

> they produce the documentation needed for the financial reporting of the results and the Management report summary for the Management of PagesJaunes Group;

> they design and implement the accounting and Management methods, procedures and guidelines for the PagesJaunes group;

> they identify and make the necessary changes in the accounting and Management information systems for the PagesJaunes Group.

6.4.1.2.2.3 Unified Accounting and Management Reporting

PagesJaunes is part of the Management and planning cycle of the Group which includes four basic components:

> the forecast for at least three years ahead;

> the budget process;

> monthly reporting;

> business reviews.

Each year a forecast is drawn up by PagesJaunes Group looking at the next three years or longer. This forecast is drawn up based on the strategic choices of PagesJaunes Group, in terms of changes in the market, in the business sector and the competitive environment. The budget process is broken down for PagesJaunes and its subsidiaries. The main stages in the budget process are as follows:

> in November, the actualisation of the budget for the year in progress (end of year forecast) and producing a budget for each company for the first and second halves of the following year;

> in May, the initial forecast is actualised for the first half of the year in progress (forecast for the end of the half year) which is compared to the initial forecast. An actualisation of the budget for the second half of the year is also drawn up on the same date.

The budgets and the re-forecasts are brought up to date each month to be used as a benchmark for reporting. The forecasts and re-forecasts provide an opportunity for early analysis of the handling of a certain number of operations for the closing of the accounts.

The monthly reporting is a major component of the control and financial information procedures. It constitutes the most important tool for tracking, control and oversight for the Management of the PagesJaunes Group. It is made up of several documents prepared by the Management and Accounting Control departments and sent to the Management of PagesJaunes Group.

The monthly reporting contains figures, comments on changes, as well as performance measurement indicators. Apart from the internal tool Holos, the Management Control and Accounting Departments of the PagesJaunes Group use the same computer tool as the France Télécom group to produce this report on operations and the budget (CARAT).

The quarterly business reviews are a key element in the oversight and control procedures of the PagesJaunes Group. Their main purpose is to make sure that the actions undertaken are in line with the Group's priorities and goals.

6.4.1.2.2.4 Shared Guidelines and Accounting Methods in the Group

For the process of producing the consolidated accounts, forecasts and actual, the Group uses the unification principle which provides:

> consistency in the accounting guidelines and methods and the consolidation rules,

> standardisation in the refund formats,

> use of a shared computer consolidation tool at the Group (CARAT).

The Group has a single set of guidelines which standardise all the CARAT consolidated reporting headings, including those for off-balance sheet commitments. All the consolidated companies in the Group have adopted these guidelines.

The PagesJaunes Group draws up its consolidated accounts using generally accepted accounting principles in France (*CRC* regulation No. 99-02).

The consolidation bundles are drawn up using local accounting principles and include consistency restatements to adhere to the Group standards.

Instructions from the Group Finance Office describe the process, and the schedule for closing each period are distributed within the Group. PagesJaunes and the other subsidiaries of the PagesJaunes Group breakdown these processes and these schedules to fit their organisation. The PagesJaunes Group also participates in the "new Conso" project conducted by France Télécom, and this project consists of implementing a new consolidation tool to meet the new regulatory requirements of IFRS.

In application of regulation No. 1606/2002 and pursuant to IFRS standard 1, the adoption of IFRS standards as the accounting standards, the PagesJaunes Group's consolidated accounts for the fiscal year ending on 31 December 2005 will be drawn up using the international accounting standards with a comparison for fiscal 2004 prepared using the same standards.

So far, the Group has made a preliminary identification of the main differences between the evaluation and presentation methods defined by IFRS international standards, and the accounting principles and methods currently in use, with the understanding that this information is produced to the best of our knowledge of the standards which will actually apply in 2005.

Therefore, pursuant to the recommendation by the *AMF*, PagesJaunes Group has indicated in its Management report the first estimate qualitative impacts for the 2004 fiscal year associated with the implementation of the IFRS standards at the Group. The Group plans to report the preliminary results for the fiscal year ending on 31 December 2004 in mid-April 2005.

6.4.1.2.2.5 Planning Closing Operations at the Group Level
To shorten the times to close the accounts, the PagesJaunes Group has implemented a programme to better formalise and plan the closing procedures. This programme is based on:
> the budget tracking process,
> the execution of pre-closing accounting procedures,
> the accumulated formalisation of the closing processes,
> the anticipation of the handling of the complex accounting operations and estimates.
Planning the co-ordination actions between the various divisions and functions of the Group, improving the quality of the forecasts and better control of the financial processes, anticipating and accelerating the process of closing the accounts have also been essential factors in the progress made by the Group in drawing up its accounts.
In the context of their legal mandate, the Auditors act on a quarterly basis to carry out the agreed procedures; at the end of the first quarter, in the form of a limited examination at the Group level, and, for the annual closing, by a review of the pre-closing procedures followed by an audit of the accounts on 31 December. They thereby provide an external evaluation benchmark which complements the process of internal evaluation.

6.4.1.2.2.6 The Programme of Continuing Improvement in the Internal Financial Control Process.
Since 2003, PagesJaunes Group has participated, as part of the whole France Télécom group, in the programme to increase the efficiency of internal control over the production of the financial and accounting information. This programme should allow the France Télécom group to satisfy the provisions of article 404 of the American Sarbanes-Oxley Act in a timely fashion, to which France Télécom is subject because it is listed on the New York Stock Exchange (article 404 particularly states that the Chairman must certify the effectiveness of the internal control procedures and that the Auditors must make a report on this certification).

This programme offers the chance to perform a systematic and consistent documented examination of all the internal financial control processes and to give each person in charge of the process the means to direct a continuous improvement in effectiveness. For all processes which make a significant contribution to the Group's financial information, this means verifying the quality and effectiveness of the internal control procedures, using a common methodology throughout the Group.
The operation of this large scale programme is taken care of by a Steering Committee at the France Télécom group level, chaired by the Executive Directors in charge of the group Finance and General Secretariat Offices, and by a Project team which defines, directs and co-ordinates the work and makes sure the project operates properly. This programme is carried out in collaboration with the Auditors.

6.4.2 Auditors' Report,
Drawn up in Application of the Last Point of Article L. 225-235 of the French Commercial Code, on the Report by the Chairman of the Board of the PagesJaunes Group SA Company, in Relation to the Internal Control Procedures Implemented to Produce and Process the Accounting and Financial Information.

Dear Shareholders,

In our capacity as Auditors for the PagesJaunes Group SA Company, and in application of the provisions of the last point of article L. 225-235 of the French Commercial Code, we herewith present you our report on the report by the Chairman of your Company pursuant to the provisions of article L. 225-37 of the French Commercial Code for the fiscal year ending on 31 December 2004.

Under the responsibility of the Board of Directors, it is the task of Management to define and implement suitable and effective internal control procedures. It is the President's job to give an account in his report of the conditions for preparing and organising the work of the Board and the internal control procedures implemented at the Company.

It is our task to report to you the comments we have to make on the information given in the Chairman's report on the internal control procedures implemented to produce and process the accounting and financial information.

We have carried out our work according to professional standards applicable in France. These require us to take measures to assess the accuracy of the information given in the Chairman's report, on the internal control procedures implemented to produce and process the accounting and financial information.
These measures consisted of:
> finding out about the goals and general organisation of the internal control, as well as the internal control procedures implemented to produce and process the accounting and financial information presented in the Chairman's report;
> finding out about the work underlying the information given in the report;
> examining the assessment made of the suitability and effectiveness of these procedures, and particularly to consider the appropriateness of the evaluation process used and the tests performed;
> performing other tests in addition to those used for our account auditing work which we deemed necessary, involving the design and functioning of these procedures, to corroborate the information given and the declarations made in this regard in the Chairman's report.
Based on this work, we have no comment to make on the information given in regard to the Company's internal control procedures implemented to produce and process the accounting and financial information, contained in the report from the Chairman of the Board, drawn up in application of the provisions of the last point of article L. 225-37 of the French Commercial Code.

Paris – La Défense and Neuilly-sur-Seine, 7 March 2005

The Auditors

DELOITTE & ASSOCIÉS
Jean-Paul Picard, Éric Gins

ERNST & YOUNG Audit
Christian Chiarasini

6.5 THE BOARD OF DIRECTORS' INTERNAL REGULATIONS

The Board of Directors of the PagesJaunes Group decided to set out the guiding principles for its operations as well as the Board members' rights and duties. These regulations were drawn up in accordance with the legal regulations and by-laws and were approved by the Board of Directors on 23 September 2004. It can only be amended by the latter based on the same procedures.

According to the decision by the Board dated 23 September 2004, the General Management of the Company is assumed by a CEO. If the Board of Directors decided to opt for another form of General Management and to give the General Management to the Chairman of the Board, the provisions in these regulations which relate to the CEO would also apply to him as far as possible.

Preparing and Organising the Work of the Board

Strategic Planning

In application of article 17 of the by-laws, the Board of Directors determines the planning of the Company's business and oversees its implementation.

It therefore decides on all matters relating to major strategic, economic, corporate, financial or technological planning of the Company and oversees its implementation.

The medium-term planning for the Group's business is defined each year by a strategic plan which is drafted and presented by the CEO and adopted by the Board of Directors. This draft includes a forecast for changes in the major Group's major operating and financial indicators. The CEO presents a draft annual budget based on this planning.

The CEO is in charge of implementing the major aspects of the strategic plan.

The following decisions must be approved in advance by the Board of Directors:

> any transfer of all or part of the Company's assets to a company already created or to be created;

> any investment or divestment of an amount over 5 million euros in an operation, when the operation involves external growth or a sale;

> any investment or divestment involved in an external growth operation or sale which is not included in the Company's strategic planning;

> any commitment for an amount over 5 million euros which is exceptional and is not included in the Company's budget.

The CEO reports to the Board any problem, or more generally, any matter which may affect any part of the strategic planning.

Board Members' Information

Apart from the agenda for each Meeting of the Board, each Board Member has documents enabling him to decide on his position on all items on the agenda, in full knowledge of the matter, in a clear manner.

At each Meeting of the Board, the CEO reports to the Board members the main facts and significant events affecting the life of the Group which have occurred since the date of the previous Meeting.

Any Board member who wishes to visit the Group's facilities to obtain the information necessary to perform his duties, makes a written request to the CEO through the Board's secretariat and states the reason for his visit.

Control by the Board of Directors

The Board of Directors may be presented with a recommendation for control or verification made by its Chairman, the CEO of by the Chairman of any of the Board committees. The Board must always deliberate on this as soon as possible. When the Board has decided there is good reason to carry out the control or verification, it must define the exact purpose and procedures in a decision, and proceed with it itself or delegate the execution to one of its committees, one of its members or someone else.

When the Board decides that the control or verification will be performed by one of its members or someone else, the task is defined according to the conditions set out below.

The Chairman of the Board sets the conditions for performing the control or verification. In particular, arrangements should be made to ensure that the operations have as little effect as possible on the proper operation of the Group's business. When necessary, interviews are arranged with Group staff members.

The Chairman of the Board or the CEO make sure that the information needed for the control or verification is provided to the person in charge of it.

Whoever carries out the control or verification is not authorised to interfere in the management of the business. A report is given to the Board when the control or verification is completed, and the Board decides on any further measures to be taken in the light of its conclusions.

Possibility of Assigning a Task to a Board Member

When the Board decides that it is a good idea to assign a task to one or more of its members or one or more third parties, it must define the main outlines of the task. When the people in charge of the project are Board members, they do not take part in the vote.

Based on this decision, at the initiative of the Chairman of the Board, a draft description of the task is drawn up which:

> defines the purpose of the task;

> sets the form for the report on the task;

> sets the period for performing the task;

> if necessary, sets the compensation to be paid to the person in charge of the task, as well as the procedures for paying any amounts owed to the person concerned;

> if necessary, sets a cap on reimbursement of travel costs as well as other expenses incurred by the person concerned which are related to the performance of the task.

If applicable, the Chairman of the Board submits the draft description of the project for an opinion to the Board committees involved and sends the signed project description to the Chairmen of these committees.

The report on the task is sent to the Company Board members by the Chairman of the Board.

The Board decides on any further action to be taken based on the task report.

Board Committees
To prepare its work, the Board of Directors has created an Audit Committee and a Compensation and Appointments Committee.
The operating procedures and area of competence of each committee are fixed by the charter for each committee, and approved by the Board of Directors.

Meetings of the Board
Each year the Board of Directors draws up a calendar for its meetings for the coming year, as recommended by the Chairman.
This calendar sets the dates for the regular meetings of the Board of Directors (revenue figures for the first and third quarters; results for the first half of the year and the annual accounts; meeting preceding the Annual Shareholders' Meeting, etc.), and if, applicable, the dates which the Board members should keep free for any additional meetings of the Board, such dates being provisional and subject to change.
The Chairman draws up the agenda for each meeting of the Board and sends it out in good time to all the members using any appropriate means.
The documents giving the Board members the information they need to form an opinion with full knowledge of all the items placed on the agenda by the Chairman are sent to the members of the Board by the Chairman at least forty-eight hours prior to the Board Meeting, apart from emergencies or if strictly confidentiality is required.
At any time, the Board may discuss questions not on the agenda previously handed out, at any of its meetings, if they are proposed by the Chairman.
The Board examines its own operations once a year.

Participation in Board Meetings by Videoconference
Subject to the legal and regulatory conditions, meetings of the Board of Directors may take place by videoconference.
The Chairman of the Board makes sure that videoconferencing equipment relaying the discussions on a continuous basis is made available to Board members who wish to attend Board meetings (i) when the Meeting site is not at the Company's head offices or (ii) for members who live outside the Paris area or overseas or who are temporarily in such locations for good reason and (iiii) in any other appropriate situation.
Any members who attend the Meeting by videoconference are considered in attendance for the purposes of calculating the quorum and voting majorities.
The features of the videoconferencing means used must meet the technical characteristics guaranteeing effective attendance at the Board Meeting, whose deliberations must be relayed on a continuous basis.
Failing this, the Board members involved cannot be considered in attendance, and if there is no quorum, the Board Meeting must be adjourned.
The attendance list at Board meetings must indicate attendance by videoconference by the particular Board members involved if applicable.
The minutes of the Board Meeting must give the names of any Board members attending the Meeting by videoconference. It must also note any technical incident relating to a videoconference which disrupts the normal progress of the Meeting.
The above provisions do not apply, however, for the adoption of the decisions set out in articles L. 225-47, L. 225-53, L. 225-55, L. 232-1 and L. 233-16 of the French Commercial Code, which relate to:
> appointing and dismissing the Chairman of the Board, or setting his compensation;
> appointing, reappointing and dismissing the CEO;
> appointing and dismissing one or more of the Deputy Managing Directors;
> setting the CEO compensation;
> setting the Deputy Managing Directors' compensation;
> drawing up the annual accounts and the Management report;
> drawing up the consolidated accounts and the Management report on the consolidated accounts.

Board Members' Duties and Responsibilities

Board Members' Duty to Maintain Confidentiality
Board members are bound to an absolute obligation to keep the contents of discussions and deliberations by the Board and its committees confidential, as well as any information presented to them.
In general, Board members are bound not to make any disclosure to outsiders in that capacity, particularly to the media.
The Chairman of the Board reports the information to the Board members which will be announced to the markets, as well as the text of the press releases issued for this purpose in the name of the Group.
If any Board member is found to have violated his duty to maintain confidentiality, the Chairman of the Board, after conferring with the Chairmen of the committees meeting for this purpose, will inform the Board of any further measures, which may be legal in nature, that he intends to take consequent to the violation.

Board Members' Duty to Act Independently
In the performance of the task assigned to him, each Board member must make his decisions independent of any outside interests, and based solely on the interests of the Company.
Each Board member is bound to inform the Chairman of any situation in which he is involved which could create a conflict of interest with the Company or one of the companies in the Group; if necessary the Chairman consults with the Compensation and Appointments Committee to get their opinion.
It is the responsibility of the Board member involved, after this step has been taken, to take the appropriate action based on applicable law.

Board Members' Duty in Regard to Company Shares
Each Board member must hold at least one share in the Company.
Board members put the shares in the Company in their own names which they own when they take up their positions, as well as any which they acquire during their term of office.

Each half year, the Board members report to the Chairman, at his request, information enabling him to report to the *AMF* any operations they have carried out involving Company shares. The Board members are not allowed to:

> carry out any operation involving shares in listed Group companies, if they have any privileged information;

> proceed directly or indirectly with short selling these shares.

The first ban particularly applies during the period when the annual and half yearly results for the Group are being prepared and presented, as well as the quarterly information. It also applies during special periods when projects or operations are being prepared which justify such a ban.

The Chairman sets or confirms the starting and ending dates of the periods in question and tells the Board members of them in good time.

The Professional Ethics Charter, which contains the rules about privileged information, applies to the Board members.

The Chairman reports to the Board on the provisions made so that staff members in the Group who hold information due to their positions, and/or who participate in the operations indicated above due to their positions also respect these rules.

Board Members' Duty to Act With Diligence

When they accept the position to which they are appointed, all Board members agree to assume the position giving it their full attention, and particularly to:

> devote all the time needed to consider the questions handled by the Board and, if applicable, by any committees of which they are members;

> ask for all additional information which they may consider necessary;

> make sure these regulations are applied;

> freely form their own opinion prior to any decision being made and to vote based solely on Company's best interests;

> actively participate in all meetings of the Board, unless prevented from doing so;

> make any recommendations for the purpose of improving the working conditions for the Board and its committees.

The Board makes sure that the information sent to the shareholders is constantly improved. Each Board member, particularly by his contribution to the work of the Board committees, must do his part towards reaching this goal.

Each Board member agrees to offer his resignation to the Board when in good faith he feels that he is no longer able to give it his full attention.

Abiding by the Rules on Accepting Other Appointments

When accepting the appointment as a Board member and when taking up his position, each Board member agrees to meet the conditions set by the law relating to accepting other appointments.

In addition, each Board member must inform the Chairman of the Board of all the appointments and positions he has held during the past year in any company, as well as the names of the companies where such appointments and positions were held. He must report on all changes (sale, resignation, non-reappointment, dismissal, new appointments and functions) made to the list of all the appointments and functions held in any company for each of the Board members for the period, drawn up according to the requirements of article L. 225-102-1 point 3 of the French Commercial Code, and give the date when the change occurred.

Chapter 7 – Information Concerning Recent Developments and Outlook

7.1 RECENT CHANGES

7.1.1 Acquisition of Télécontact (Morocco)

In keeping with the Group's intentions announced at the time of its IPO, PagesJaunes Group is preparing to buy the Télécontact company from France Télécom. Télécontact is the leading directory publisher in Morocco and had revenue of 4.0 million euros in 2004 (unaudited figures) and an EBITDA of 0.9 million euros (unaudited figures).

7.1.2 Sales by France Télécom of 8% of the Share Capital of the PagesJaunes Group

France Télécom sold directly-owned 22,303,169 PagesJaunes Group shares, representing 8% of the share capital of the PagesJaunes Group in an accelerated placement with institutional investors on 10 February 2005.
After this placement, France Télécom owns 150,546,830 PagesJaunes shares, which is 54% of the s hare capital of the PagesJaunes Group.

7.1.3 Acquisition of e-sama

On 24 February 2005, PagesJaunes Group announced the acquisition of 100% of the e-sama company through its subsidiary Wanadoo Data, which specialises in hosting databases and providing Customer Relationship Management (CRM) services.
e-sama had revenue of 8.4 million euros in 2004, an increase of +22%; the company is profitable with an EBITDA margin of 20%. The incorporation of e-sama into Wanadoo Data strengthens the relational marketing division of the PagesJaunes Group, with accumulated revenue of 20 million euros in 2004.

7.1.4 Developments in the Lawsuit With the Prodis Company Over the PagesJaunes Trademark.

The Prodis company, which operates a website at the address www.pagesjaunes.com and is the owner of the domain names pagesjaunes.com and pagesjaunes.net, sued France Télécom on 26 September 2000 and PagesJaunes on 20 April 2001 mainly seeking to get the PagesJaunes trademarks cancelled. In the lawsuits, Prodis claims that filing the name "PagesJaunes" as a trademark is fraudulent because it is nothing more than the translation of the phrase "Yellow Pages" which has described the same concept of a business directory in the United States since 1886 and the plaintiff therefore claims that this is a generic term used indiscriminately in various countries. In a ruling dated 14 May 2003, the Paris Court of Grand Instance confirmed the validity of the "PagesJaunes" trademarks. The Prodis company filed an appeal against this ruling by repeating the same claims which also involve cancelling the trademarks "Pages Blanches", "l'Annuaire" and "l'Annuaire des Pages Blanches". In a ruling issued on 30 March 2005, the Paris Court of Appeal stated that: "These trademarks have acquired through long and intensive use which has given them a strongly distinctive character" that PagesJaunes and France Télécom had justified "by many official notifications entered into argument, that it had reacted against all illicit use of their trademarks by regularly defending the rights associated with them", and that "the contradictory nature of the argumentation by the Prodis company (...) is enough to establish its bad faith in initiating and conducting this case". The Paris Court of Appeal therefore confirmed the ruling handed down on 14 May 2003 by the Paris Court of Grand Instance, declared the new claims by Prodis inadmissible and denied all the claims made by Prodis and ordered it to pay PagesJaunes and France Télécom 20,000 euros each in damages and interest for bringing a nuisance lawsuit and 10,000 euros based on article 700 of the French New Code of Civil Procedure.

7.2 FUTURE PROSPECTS

This section 7.2 contains information about the Group's goals. The reader is warned that these statements about the future are dependent on circumstances or facts which will happen in the future. These statements are not historical facts and should not be interpreted as guarantees that the facts and information given will occur or that the goals will be achieved. By nature these goals may not be achieved, and the projections on which they are based may turn out to be mistaken. Investors are asked to give due consideration to the risk factors described in the section 4.9 "Risk Factors".

7.2.1 Financial Goals

The Group reaffirms its goals announced at the time of the IPO to realise an average revenue growth of between 4 and 6% during the 2005 and 2006 fiscal years. For 2005 alone, the Group has set this goal at between 5 and 7%.
In addition, the Group intends to achieve an increase in the consolidated EBITDA for the year 2005 compared to 2004, of over 10% excluding directory enquiries service.
The Group reaffirms its goals of continuing the development of QDQ Media and to reach a break even point for this company by the end of 2006. If during 2005 the Group believes that the situation at QDQ Media is not following the required market plan, the Group will assess all its strategic options for this business.
The Group is also continuing with its goal of distributing entire net income from the Group's operating activities for fiscal 2005, with the stipulation that this distribution goal in no way constitutes a commitment by the PagesJaunes Group and that future dividends will depend on the Group's results,

its financial position and any other situation which the Board of Directors and the PagesJaunes Group shareholders believe to be pertinent.

7.2.2 Directory Enquiries Service and the Universal Directory

The regulation of Directory enquiries services should enable the Company to launch a Directory enquiries service at the end of 2005. In addition, law No. 2003-1365 of 31 December 2003 contained a call for applications particularly to appoint an operator responsible for the universal information services and the universal directory. The procedures for this call for applications were set out in an opinion by the Ministry of the Economy, Finance and Industry published in the *Official Journal* of 25 November 2004 (*"Opinion on a call for applications to appoint an operator in charge of providing the universal electronic communications service component set out in point 2 of article L. 35-1 of the Postal and Electronic Communications French Code").* The France Télécom group made an application, and stated that responsibility for providing the universal printed directory would be given to PagesJaunes. In a decree of 3 March 2005 by the Ministry of the Economy, Finance and Industry, France Télécom was appointed the operator in charge of the universal information service and the universal directory (see section 4.5.3 of this *Document de référence*).

7.2.3 Operations of External Growth

As part of its current strategy and in the absence of strong business rationale, the Group is not intending to carry out any major acquisitions. However, the Group is attentive to changes in its business model, its competitive environment and the media environment. These changes may lead the Group to reevaluate its acquisitions policy in the future. It could also take an interest in additional acquisitions of content or technologies.

Glossary

Advertising agency: an individual or legal entity assuming responsibility for marketing advertising space with content published by a third party, the rights and obligations for which are defined in an advertising representation contract.

Azur Number: a telecommunications number, the cost of which is shared between the service provider and the caller.

Company: the PagesJaunes Group Company.

Consolidated Group: the Consolidated Group means the group of companies made up by the Company and all its subsidiaries except for PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban.

Consolidated Group revenue: revenue for the Group including the revenue for PagesJaunes and all its subsidiaries, except for revenue of PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban, which are not consolidated.

Directory: a directory is a compilation of lists of businesses and/or individuals, who subscribe to a fixed or mobile operator, for publication in an alphabetical list or under business headings in printed or electronic format.

EBITDA: earning before interest, taxes, depreciation and amortisation.

External Group revenue: Group revenue with third parties outside the France Télécom group.

Group: the Group means the group of companies made up of the Company and all its subsidiaries.

France Télécom Group: the France Télécom company and all its subsidiaries.

I-mode: a data exchange protocol developed by the Japanese telephony operator NTT DoCoMo enabling use of the Internet from mobile terminals.

Internet hit rate: the number of Internet users who have visited a particular site at least once in a particular period out of a total number of Internet users active during that period.

Intranet: a local network using the same protocols and technologies as the Internet, except that it uses limited access computers, which means they are not open to any other Internet users. Examples: Company Intranet, community Intranet, etc.

PagesJaunes or PagesJaunes SA: the PagesJaunes SA Company.

Publisher: an individual or entity assuming responsibility for the content it distributes.

WAP (Wireless Application Protocol): a data exchange protocol developed by various manufacturers of mobile telephones enabling Internet use from mobile terminals.

Web call-back: a telephone contact functionality with the advertiser, as requested by the customer, by means of an icon placed on the advertiser's website.

Design and Production: EURO RSCG C&O
Photo Credit: Jacques Grison/Rapho

activities

pagesjaunes

PagesJaunes Groupe – 7, avenue de la Cristallerie – 92317 Sèvres Cedex – France
Tel.: 33 (1) 46 23 30 00 – Fax: 33 (1) 46 23 32 86 – www.pagesjaunesgroupe.com

SA à Conseil d'administration au capital de €55 757 922 – 552 028 425 RCS Nanterre